Form 20-F
TREND MICRO INC
filed 2000-05-24
CIK 1089463

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 20-F

     (Mark One)

     [_] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                      or

     [X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 1999

                                      or

     [_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the transition period from _________ to _________

     Commission file number ___________________________________________________


                         TREND MICRO KABUSHIKI KAISHA
            (Exact Name of Registrant as Specified in Its Charter)


                           TREND MICRO INCORPORATED
                (Translation of Registrant's Name Into English)

                                     JAPAN
                (Jurisdiction of Incorporation or Organization)

 Odakyu Southern Tower, 10F, 2-1, Yoyogi 2-Chome, Shibuya-ku, Tokyo 151-8583,
                                     Japan
                   (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                               Name of Each Exchange
          Title of Each Class                   on Which Registered
          -------------------                   -------------------
      American Depositary Shares*            The Nasdaq National Market

             Common Stock**                  The Nasdaq National Market

     * American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents 10 shares of Common Stock.

     ** Par value 50 Japanese yen per share. Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of The Nasdaq National Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                                                  Outstanding as of
                                                                    --------------------------------------------
                                                                    December 31, 1999          December 30, 1999
                 Title of Class                                       (Japan Time)              (New York Time)
                 --------------                                       ------------              ---------------
Common Stock - 50 yen par value per share                              64,842,900

American Depositary Shares, each representing 0.10 shares of
common stock                                                                                        8,020,000

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes  [X]         No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 [_]    Item 18  [X]

     All information contained in this Report is as of December 31, 1999 or for the year ended December 31, 1999 (fiscal 1999) unless the context otherwise indicates.

     The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on May 17, 2000 was (Yen)109.53 = U.S.$1.

Cautionary Statement Regarding Forward-Looking Statements
----------------------------------------------------------

     This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, levels of activity, performance, or achievements to differ materially from those implied by the forward-looking statements. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as "expects," "anticipates," "intends," "believes," and similar language. We cannot guarantee future results, levels of activity, performance or achievements.

     Potential risks and uncertainties which may cause our actual results to differ materially from those implied by the forward-looking statements include, but are not limited to:

          . difficulties in addressing new virus and other computer security problems;

          . timing of new product introductions and lack of market acceptance for our new products;

          . the level of continuing demand for, and timing of sales of, our existing products;

          . rapid technological change within the anti-virus software industry;

          .    changes in customer needs for anti-virus software;

          . existing products and new product introductions by our competitors and the pricing of those products;

          .    declining prices for our products and services;

          . difficulties in adapting our products and services to the internet;

          . the effect of future acquisitions on our financial condition and results of operations;

          .    the effect of adverse economic trends on our principal markets;

          . the effect of foreign exchange fluctuations on our results of operations;

          .    the potential lack of attractive investment targets;

          .    difficulties in successfully executing our investment strategy;

and other risks discussed under "Risk Factors" and elsewhere in this Annual Report.

                                    PART I

Item 1.   Description of Business
          -----------------------

Introduction

          We develop, market and support anti-virus software and management solutions for corporate computing systems and personal computers. Our products deliver virus protection at each access point within the corporate network where data files are exchanged.

          Our products have recently won the following awards:

          Publication          Award

          PC Professionnell    In February 2000, German magazine
                               PC Professionnell awarded the Editor's Choice distinction to ServerProtect, OfficeScan
                               Corporate Edition and Trend Virus Control System.

          Windows NT Magazine  ServerProtect won Windows NT Magazine's Editor's
                               Choice Award in its December 1999 issue.

          InfoWorld            October 1998 "Test Center Hot Pick" award for
                               Trend Virus Control System, ServerProtect and
                               OfficeScan Corporate Edition package. For products or solutions deemed to offer stand-out technology, among other criteria.

          InfoWorld            In February 1999 InfoWorld picked the same
                               software package as the anti-virus "Solution of the Year" for 1998.

          PC Magazine          In April 1999 a package of Trend
                               Virus Control System, ServerProtect,
                               ScanMail and OfficeScan Corporate Edition earned a "NeaTSuite/Editor's Choice" award based upon performance tests comparing anti-virus solutions. PC Magazine is published by Ziff-Davis Inc., a subsidiary of SOFTBANK.

          Network Magazine     In April 1999 Network Magazine picked
                               Trend Virus Control System as the anti-virus
                               "Product of the Year" for 1999.

     Our products operate across a range of computer operating system platforms, including Windows NT, Windows 2000, Windows 98, NetWare, Sun Solaris and several versions of UNIX. Corporate and government end users of our anti-virus software and management tools include Boeing, Bank of America, Hewlett-Packard, Chase Manhattan Bank, Lucent Technologies, GTE, Coca-Cola, MCI WorldCom, ConAgra, Microsoft, Siemens, Bayer, Deutsche Bank, Nestle, Nissan, the European Parliament and the European Commission.

     Trend Micro began commercial operations in May 1989, shortly after computer viruses were first detected, and we completed our initial public offering on the Japanese over-the-counter market in August 1998. We listed American Depositary Shares on The Nasdaq National Market in July 1999 in connection with a global offering of 12,750,000 shares in the form of shares and ADRs.

Industry Background

     The Computer Virus Problem

     Computer viruses are software programs which infect computer systems by secretly attaching themselves to other software, self-replicating and spreading as data from diskettes is downloaded into a personal computer's memory. They also spread as e-mail and application software files are transmitted among multiple users within a computer network or through the internet. Viruses cause varying degrees of damage, including displaying disruptive messages on a user's screen, altering or destroying system files, and reformatting a computer's hard drive. In corporate networks, viruses can cause network servers and client computers to stop working. This can result in significant productivity losses, damage to data files and system reconfiguration costs.

     The Evolution of Computer Viruses

     Computer viruses were first identified in 1986. Until 1995, the most prevalent type of viruses were "boot sector" viruses, which infect the portion of a floppy disk that was used to start a personal computer and load the operating system. These viruses spread to a user's hard disk when the computer accesses the disk to load system files into memory. "Polymorphic" viruses, which use complex encryption and change characteristics each time they copy themselves into a new host program, also developed during this period.

     By the mid-1990s, computer networks had become a critical tool for information sharing within companies. Viruses followed this new communication channel, and the primary infection target shifted from the personal computer to the network server. With enhanced productivity from computer use came the risk of more widespread damage: in a networked environment, a virus in a single desktop computer can easily be transmitted through the server to other clients, and infect the entire network.

     A second-generation class of viruses called "macro viruses" followed the development of the enterprise network. Like other viruses, macro viruses can replicate only by attaching to other software programs. Macro viruses differ from other viruses, however, in that they attach to macro-enabled data files such as Word and Excel. Macro viruses are relatively easy to create because they can be written in Basic or other relatively simple programming languages and, as a result, comprise most of the growth in new viruses. The International Computer Security Association published a virus prevalence survey in 1999 which stated that macro viruses accounted for approximately two-thirds of all virus infections among 300 North American companies surveyed. Like many of our competitors, we are a member of the Association and in the past have been a corporate sponsor of the Association's annual survey. We also participate in anti-virus industry consortia organized by the Association. The Association has provided certification testing of OfficeScan, ServerProtect, InterScan and other of our products for us in 1999 for a fee of $22,000.

     Most recently, the advent of the internet as a medium for communication and commerce has increased the likelihood of infection by a third generation of viruses carried by applets. Applets are small programs written in ActiveX and Java. Programmers use ActiveX and Java applets in web pages to enable animation and interactivity. Accessing a web page containing ActiveX or Java applets automatically triggers the download and execution of these programs by the desktop computer. Neither ActiveX nor Java requires a separate program to access other computers on the internet because they can use the internet as a host. As a result, malicious code in these languages can easily replicate and infect computer systems and files. We believe that most companies do not yet have security systems to detect and eliminate ActiveX and Java viruses.

     Virus Detection Techniques

     The traditional method of virus detection has been pattern-matching scanning, which involves gathering suspicious code samples, conducting code analysis, creating new virus signature files and distributing such files to customers as updates to existing anti-virus software. This process can be time-consuming and is generally recognized as ineffective against macro viruses which can replicate and spread quickly through e-mail and the internet. To block macro viruses more effectively, anti-virus software developers have created rule-based scanning, which runs suspect code in an emulated computing environment to confirm whether it is a virus.

Development of the Anti-Virus Software Market

     The anti-virus software market has grown significantly in the past few years and is expected to continue to grow in the future. According to Dataquest, an independent research organization, worldwide anti-virus revenues have grown from approximately $375 million in 1996 to approximately $771 million in 1998, and are expected to grow to approximately $1.16 billion in 2002. International Data Corporation, another independent research organization, estimates that worldwide anti-virus revenues have grown from approximately $686 million in 1997 to approximately $1.1 billion in 1998, and are expected to grow to approximately $2.9 billion in 2002.

     Until recently, sales of anti-virus software products consisted primarily of sales of desktop programs. As viruses followed the shift by companies from stand-alone desktop personal computers to client-server networks, anti-virus software developers introduced new products to operate at the network server level. Screening data at the server has the benefit of preventing viruses from spreading to multiple personal computers through the exchange of files and e-mail messages. In addition, the growth of the internet has resulted in increased risk of virus infection for networks. In response, anti-virus software companies have begun to develop solutions to protect against viruses entering the corporate network from the internet.

     While many businesses, particularly in the United States and Europe, have responded to the computer virus threat by adopting network security policies and adding anti-virus software to their networks, viruses continue to infect enterprise networks worldwide. According to data compiled by the Information-Technology Promotion Agency, a quasi-governmental organization affiliated with the Japanese Ministry of International Trade and Industry, incidents of virus infections in Japan have increased significantly, from 755 in 1996 to 3,645 in 1999. We cooperate with the Information-Technology Promotion Agency by providing information regarding new types of viruses, product demonstrations and virus protection seminars. In 1998, the Information-Technology Promotion Agency paid us approximately (Y)9.0 million ($75,000) for virus analysis services. We believe that, for publicity and other reasons, companies in Japan tend not to report virus infections as readily as companies elsewhere and that the actual number of incidents is even higher. The International Computer Security Association's 1999 survey indicates that the 300 surveyed North American companies experienced about 13 virus encounters per 1,000 machines per month during the period from January 1996 to February 1999.

         Our products have evolved with the development of the anti-virus software market as a whole. Until recently, sales of anti-virus software products consisted primarily of sales of our desktop programs, such as PC-cillin/Virus Buster, which we introduced in Japan in 1991. To meet increased demand for network-based products as companies shifted from stand-alone desktop personal computers to client-server enterprise networks in the early 1990s, we introduced LANprotect, our first server application, in 1993. To address the increased risk of virus infection for enterprise networks resulting from widespread use of the internet, we introduced InterScan VirusWall in 1997 to provide real-time scanning at the internet gateway. The internet gateway is the network server where data enters the network from the internet. In 1998 we introduced Trend Virus Control System to enable network-wide anti-virus software monitoring, updating and management from a central management console.

Challenges to Providing Comprehensive Anti-virus Protection

     The evolution of computer viruses with the shift from stand-alone personal computers to client-server enterprise networks and, most recently, the emergence of the internet has created a number of challenges to businesses seeking protection against viruses:

          . Keeping Pace with the Rapid Evolution and Proliferation of New Viruses. As computer technology has grown more sophisticated, the number of viruses, as well as the type or "species" of viruses, have grown rapidly. We estimate that the number of known viruses has increased from approximately 100 in 1990 to more than 25,000 in 1999. We believe that new viruses are appearing at the rate of 14 or 15 per day. Moreover, there are now at least five "species" of viruses, each exploiting a different aspect of computer technology: boot sector viruses, file viruses, macro viruses, script viruses and malicious ActiveX and Java programs. Our virus prevalence estimates are based on our experience in developing and maintaining our products. We keep a record of each virus which our software has detected and removed, and maintain computer files of virus samples. The above estimates are based on the number and types of viruses that we have detected and removed on an annual basis from 1990 to 1999.

          . Protecting Against Infections at Multiple Levels. New technologies have not only spurred growth in the number and types of viruses, they have also created multiple entry points for viruses. Transmission of viruses is no longer confined to downloading a file off a floppy disk onto a desktop personal computer. Viruses can now be transmitted at the server level, through files transmitted from a local area network server to client, and the internet gateway level, through e-mail or Java applets embedded in web pages. Traditional approaches which focus on protecting only at the desktop level have become inadequate in today's networked environment.

          . Difficulty in Providing Enterprise-Wide Protection Against Rapidly Evolving Virus Technology. The pervasiveness of computing technology in today's business enterprises creates enormous challenges for deploying and updating comprehensive anti-virus protection. No matter how advanced the basic underlying anti-virus program, protection for a computer system consisting of multiple servers and hundreds or even thousands of client computers is inadequate unless there is an efficient means to administer it. Traditional approaches which rely on monitoring by information technology staff are costly and inefficient.

Strategy

     We seek to develop and deliver the most effective anti-virus and security software in the market. Our strategy to attain this goal includes:

     Implement Internet Service Business Model. We believe the internet presents an important opportunity to address customers' network security needs by offering products and services delivered through the internet. Our Trend Virus Control System software and eDoctor service already use the internet to update, monitor and manage anti-virus software throughout the enterprise network. We plan to offer services for a fee over the internet indirectly through systems integrators and internet and telecom service providers. We are also expanding our business model to include additional security-oriented solutions such as our InterScan eManager e-mail management product and our InterScan WebManager internet access management product. We will seek to offer additional internet-related applications which can manage network capacity, control access to designated websites and provide security for electronic commerce transactions. We may also in the future seek to expand our business by acquiring companies which offer competitive services delivered over the internet.

     Expand International Market Presence through Strategic Partnerships. We are focusing on increasing our share of the international anti-virus and network security market, particularly in the U.S. and Europe. One of our strategies in this area is to form alliances with major computer hardware manufacturers, software developers and telecom providers. We believe these partnerships create new sales channels for our products and strengthen the Trend Micro brand name in key markets. To this end, we have entered into agreements with Check Point, Compaq, Hewlett-Packard, IBM/Lotus, Lucent Technologies, Microsoft, Oracle and other companies. These agreements provide for cooperative marketing activities such as the vendors' referral of customers to our products and reference to our products in their product literature and websites. Our agreements with these vendors also typically provide for co-development and licensing arrangements so that our products and the vendors' products operate smoothly when used together. We plan to seek relationships with other providers of complementary products such as server vendors and network management software developers.

     Enhance Trend Micro's Technology. Our multinational team of 251 research and development anti-virus engineers has enabled us to focus on providing innovative anti-virus products and services to customers. We intend to continue to improve our existing products and to develop new products and services, such as our InterScan AppletTrap software for detecting unknown ActiveX and Java malicious code.

     Consolidate Leading Market Position in Japan. We believe we are the leading supplier of anti-virus software products to corporate users in Japan. Sales of anti-virus software to Japanese corporate end users typically occur through distributors and systems integrators. To consolidate our market position in Japan, we are seeking additional distributors, and to expand distribution through our existing distributor and systems integrator partners. We plan to continue our focus on the Japanese corporate market, where we believe that some companies do not yet use anti-virus software to protect their networks.

     Maintain Strong Customer Support Network. To support our international customer base and to provide real-time service response, we have established a network of virus analysis centers staffed with our multinational team of 132 computer virus engineers, which includes employees in the United States, Taiwan, Japan and the Philippines. Our service centers allow customers to send virus infected files via e-mail for detection and cleaning. We intend to further foster customer allegiance by working together with our systems integrators, value-added resellers and strategic partners to provide high levels of service and support.

The Trend Micro Enterprise Solution

     Trend Micro offers a suite of integrated anti-virus software and anti-virus management solutions designed to provide comprehensive, cost-effective protection at each level of the enterprise network -- from the internet gateway to the desktop personal computer. Our anti-virus solutions provide the following benefits:

          . Advanced Protection Against New Viruses. The core of our anti-virus solutions is our proprietary pattern matching, rules-based and emulation detection technologies which can identify and remove most known viruses, including boot sector, polymorphic, macro and applet based viruses. Our Cheetah scanning engine, which incorporates our MacroTrap virus detection technology, rapidly detects known and some unknown macro viruses. In addition, we continuously collect data on new viruses and offer solutions which allow:

                    . important virus events to be recorded in a comprehensive system log;

                    . weekly anti-virus software updates to help protect against emerging viruses; and

                    .    monthly anti-virus "health check" status reports.

          . Multi-level Anti-virus Protection. Our products operate at multiple levels in the enterprise network:

                    . first, at the gateway level, before data enters the network server;

                    . second, at the network server, where infected files can be detected before being transmitted to client computers; and

                    .    finally, at the client computer itself.

          We believe that protection at the gateway level is of particular importance due to the increasingly widespread use of the internet. Our InterScan product, with its real-time scanning technology, provides virus protection at the network server where data enters the network from the internet.

     . Web-based, Enterprise-Wide Anti-virus Updating, Monitoring and Management. Our Trend Virus Control System technology allows anti-virus deployment, updating and monitoring to be performed via the internet and across the enterprise network.

     We offer products, described more fully below, in the following categories:

               .    enterprise-wide management;

               .    internet gateway virus protection;

               .    server level virus protection;

               .    desktop level virus protection;

               .    internet-based service solutions; and

               .    integrated small business solutions.

     Enterprise-Wide Management

     Trend Virus Control System is a management tool that allows the network administrator to monitor, update and manage anti-virus programs on the network from a single point, regardless of the programs' physical location or platform. Once installed on a Windows NT server, the Trend Virus Control System registers every anti-virus product detected on the network and delivers network-wide virus reports and alerts to the central management console. Using technology that can automatically update and reconfigure software from a remote location, the Trend Virus Control System installs, configures and automatically delivers virus pattern updates to our InterScan VirusWall, ScanMail, ServerProtect and OfficeScan Corporate Edition anti-virus products. When used in conjunction with our eDoctor software, the Trend Virus Control System enables network-wide updating and management of anti-virus software by a service partner, such as a systems integrator, through the internet. The Trend Virus Control System and eDoctor give our product suite an important competitive advantage in Japan, where enterprises tend to rely on remotely based systems integrators to provide continuing anti-virus support. The Trend Virus Control System supports both Microsoft Internet Explorer and Netscape/AOL Navigator browsers.

     Internet Gateway Virus Protection

     InterScan VirusWall provides real-time scanning at the network server where data enters the network from the internet. InterScan VirusWall blocks viruses hidden in simple mail transfer protocol, file transfer protocol and hypertext transfer protocol internet traffic. Network administrators can set InterScan VirusWall to respond to virus infection incidents in any or all of the following ways:

          .    alerting the system administrator;

          .    isolating the infected file for later cleaning or later action;

          .    deleting the infected file; or

          . permitting the user to download the file under controlled conditions.

          Check Point Software Technologies Ltd. in August 1998 certified that the Sun Microsystems Solaris version of InterScan VirusWall can operate compatibly on Check Point's FireWall-1 internet gateway server. InterScan VirusWall was named as Network Computing magazine's "Editor's Choice" for anti-virus solutions in April 1999 and received a similar award from the British magazine Network Week in April 1999.

          In 1999, we offered free downloading and 30-day use of InterScan VirusWall to prevent the Melissa virus, which struck networks worldwide in late March 1999, from infecting or damaging users' networks.

          InterScan eManager enables customers to block unsolicited bulk e-mail and other unwanted e-mail and to control distribution of sensitive e-mail content. InterScan eManager does this by combining checking of unsolicited bulk e-mail and the content of other incoming data from the internet into the same scanning step with InterScan's virus monitoring. InterScan eManager also allows the system manager to optimize the use of the network's capacity to carry information by setting priorities for the delivery of large e-mail messages. In addition to its capability to scan incoming data from the internet, InterScan eManager offers profile-based filtering based on customized word lists to prevent confidential or inappropriate e-mail from being transmitted. InterScan eManager was introduced in the U.S. and Europe in December 1998 and was released in Japan in May 1999.

          InterScan WebProtect provides anti-virus protection for Microsoft proxy servers, a vulnerable point because internet traffic passes directly from the proxy server to the desktop. InterScan WebProtect scans on a real-time basis, automatically cleans infected files transferred through the internet, and blocks unsigned and suspect code written in Authenticode, Microsoft's digital identification software. InterScan WebProtect also blocks known malicious Java applets and ActiveX objects. Its "intelligent virus scanning" component automatically activates whenever internet access takes place, but can be configured to ignore types of multimedia files that cannot contain viruses, minimizing the program's effect on performance. InterScan WebProtect sends customizable warning messages to senders, recipients and the network administrator when it detects an internet mail infection and automatically tracks all infections in a detailed activity log. InterScan WebProtect was released in the U.S. and Europe in November 1996.

     InterScan AppletTrap is the newest addition to the InterScan product suite. It was introduced in the U.S. and Europe in March 1999. It detects and blocks both known and unknown malicious Java and ActiveX applets with minimal impact on internet traffic performance. InterScan AppletTrap first scans at the proxy server to detect and block applets containing known malicious code. It then uses patent-pending technology to instruct the destination client personal computer regarding acceptable behavior and shuts down applets exhibiting malicious behavior, such as trying to access unauthorized directories, without affecting network or client personal computer performance. Finally, unknown applets which have exhibited malicious behavior on a client personal computer are placed on a list to be automatically excluded at the server where data enters the network from the internet if such applets attempt to re-enter the network in the future. InterScan AppletTrap can be used in conjunction with either Netscape/AOL Navigator or Microsoft Internet Explorer.

     ScanMail acts at the e-mail and groupware server level to combat computer viruses where they currently most often appear: in document files shared via e-mail and groupware, which is software that facilitates work among personal computers users at different remote locations. When it detects a virus, ScanMail sends a customizable alert message to the administrator, sender and recipient without delaying the original message. Infected files are cleaned automatically and sent on to the intended recipients.

Using ScanMail's ActiveX program controls, the network administrator can send files containing unknown viruses to Trend eDoctor Lab for analysis and disinfection. ScanMail products are available for Lotus Notes, Microsoft Exchange, Lotus cc:Mail, Microsoft Mail and OpenMail. ScanMail for Lotus Notes received the Gold Editors' Choice Security Award, recognizing innovative Lotus-based products, from Lotus Notes and Domino Adviser Magazine in May 1998. ScanMail for Microsoft Exchange was named as the "best buy" e-mail anti-virus solution in the January 2000 issue of SC Magazine.

     Server Level Virus Protection

     ServerProtect offers anti-virus protection at the file and application server level for organizations using Windows NT or Novell NetWare to manage their local area networks. ServerProtect scans and disinfects remote servers, sends infection notices, installs anti-virus programs on client personal computers and automatically generates a virus report log. ServerProtect allows administrators of local area networks to securely install and manage virus protection on multiple servers and domains from a single console, which can be remotely located.

     Desktop Level Virus Protection

     OfficeScan Corporate Edition is the desktop-based anti-virus component of our corporate solution. While active at the desktop level, Office Scan Corporate Edition is centrally controlled and can be installed, managed and upgraded using the Trend Virus Control System, or deployed through an intranet web page, Windows NT remote server, Microsoft System Management Server or login script. Centralized administration ensures that all users have the most up-to-date software and virus descriptions, limits client modifications to the software, and ensures that reports of virus activity reach the system administrator.

     PC-cillin, which is marketed in Japan as Virus Buster, is our anti-virus product for the home personal computer and workstation. PC-cillin removes viruses without interrupting programs then running on the user's personal computer or workstation, when infections occur. PC-cillin includes an easy-to-use graphic user interface, and is available in Windows NT Workstation, Windows 98, Windows 95 and Windows 2000 Professional versions. Virus Buster was the only product among six personal computer anti-virus products surveyed to receive a "four-star" rating from the Japanese magazine PC Computing in September 1998. PC Computing is published by SOFTBANK. The latest version of PC-cillin enables users to prevent access to designated web page addresses. The latest version of Virus Buster released in Japan also includes a one-year warranty providing for a refund of the product's purchase price if, under conditions set forth in the product package, new viruses infect and cause damage to a user's files or programs. Trend Micro is insured against liabilities, subject to certain limitations and exclusions, arising from this warranty service.

     Trend ChipAway Virus provides hardware-level protection to stop boot-sector viruses from infecting the computer during the period before the operating system and traditional anti-virus software load. This product works by encoding virus protection in the basic input/output system, read-only memory chips used to start the computer before its operating system software loads.

     Internet-Based Support Services

     eDoctor is an anti-virus service to which purchasers of the Trend Virus Control System can subscribe for a monthly per-user fee. Qualified providers of first-line support, typically systems integrators and internet service providers, acting as "Premium Security Partners," use the management capabilities of Trend Virus Control System to install virus protection software on the customer's network, to resolve virus incidents and to continually diagnose and maintain virus protection systems remotely over the internet. eDoctor includes around-the-clock access to Trend Micro engineers who work with the Premium Security Partner and the customer in real-time to resolve virus incidents as they occur. Premium Security Partners will receive a significant portion of the monthly fee and are expected to play a key role in marketing the service. The role of the Premium Security Partner is particularly important in Japan, where enterprise users typically look to systems integrators to manage their networks and to provide virus solutions. eDoctor was introduced in Japan, the U.S. and Taiwan in December 1998. In September 1999, we also announced the establishment of the eDoctor Global Network, a worldwide internet anti-virus service initiative which builds malicious code protection directly into the internet infrastructure. The eDoctor Global Network enables customers to obtain virus protection as a value-added service from telecom companies, internet service providers and other managed service providers. Service providers who are part of the eDoctor Global Network include SECOM, JoS, UniSVR, Otsuka Shokai, PSINet, Internet Security Systems, U S West, MCI's UUNet division, Sprint and Compaq Services.

     Trend eDoctor Lab is a web-based virus analysis service available generally to corporate end users to send virus-infected files via e-mail to one of Trend Micro's internationally located virus analysis centers for detection and cleaning. Files containing unusual or unknown viruses are automatically routed to the Trend Micro virus expert on duty.

     HouseCall is online scanning software which allows personal computer users to have virus infections detected and removed over the web. Upon detecting a virus, HouseCall lists its name and the infected file. If the virus cannot be removed, HouseCall gives the user the opportunity to delete the file. The service is accessible to all internet users from our website. HouseCall demonstrates Trend Micro's anti-virus expertise and serves as a useful tool to introduce potential customers to Trend Micro's family of products.

     Integrated Small Business Solution

     OfficeScan SBS is designed for the Microsoft Small Business Server. OfficeScan SBS combines file server protection, e-mail and groupware server protection for Microsoft Exchange, and desktop-based protection in a single package. It provides centralized installation, administration and reporting for networks of up to 25 workstations. OfficeScan SBS was recommended as an "excellent choice" by Computer Reseller News, a newsletter published for computer resellers, in May 1998.

Technology

     We believe that our innovative anti-virus technologies are an important competitive advantage. Key technologies used in Trend Micro products include the following:

     Cheetah is the core of our anti-virus technology and our newest scanning engine. Cheetah, which is incorporated in all of Trend Micro's anti-virus products, detects most known viruses, including boot-sector, polymorphic, macro and applet-based viruses as well as some unknown viruses. When a virus is detected, Cheetah alerts system users based upon instructions selected by a network administrator and either blocks the virus-infected file from being forwarded or cleans and quarantines it, with notice to the user, mail recipient and/or network administrator. Cheetah also incorporates the following scanning technologies and features:

          . Trend Micro's proprietary SoftMice simulator, which traces, decrypts and extracts polymorphic viruses;

          . Trend Micro's DeepScan technology, which tracks a program's execution through multiple-layered files and locates viruses buried in the file body;

          .    Wildcard virus scanning capability to detect variant viruses;

          . Scanning capability for 19 types of compressed files and decoding capability for MIME, BinHex, Base64 and UUEncoded files; and

     .    A specific scanning module for detecting known malicious Java code.

     MacroTrap is an advanced virus detection technology incorporated into the Cheetah scanning engine. Unlike simple pattern matching detection technologies which identify viruses by their unique software codes, MacroTrap uses rule-based scanning to detect known macro viruses and mutated versions of macro viruses by executing the code in a virtual environment that emulates the actual system environment in which the code will be run. Executed code that does not match the software code of any known virus but nonetheless violates predetermined rules of "good behavior" is then identified as suspect and "trapped." This method is particularly well suited for macro viruses because such viruses are very easily created and therefore more varied. Because it uses the same technology upon which Word and Excel files are based, MacroTrap extracts only the affected portion of each word processing or spreadsheet file it scans. This minimizes scanning time and the processing burden on the central processing unit.

     AppletTrap, our newest technology, detects known and unknown malicious ActiveX controls and Java applets with minimal impact on internet traffic performance. AppletTrap uses pattern-matching to block known malicious ActiveX controls and Java applets before they enter the network. AppletTrap's patent-pending technology also enables client personal computers to terminate unknown ActiveX controls or Java applets that are behaving in an abnormal manner before they can damage the computers' hard drive or spread elsewhere in the network.

     InterScan: Server Pipeline is our patented technology which enables scanning of data which has been transmitted through the internet, and also the review of the content of e-mail files. The scanning and detection functions are performed at the server level, enabling viruses to be detected and eliminated before they spread to client personal computers via e-mail or file exchange. The InterScan technology forms the basis of Trend Micro's product suites for the enterprise, including the InterScan VirusWall, ServerProtect, Scan Mail and eManager products.

     Cascade Update is a management program which centrally deploys anti-virus software from intranet servers to client personal computers. Upon installation, an IntraScan agent program remains on the client personal computer, configured to respond to messages from the server that indicate when new virus pattern updates or program upgrades or configuration changes are available. The agent program automatically downloads all new anti-virus program components from our website to the client personal computer. OfficeScan for Microsoft Small Business Server is Trend Micro's first implementation of the Cascade Update technology.

Research and Product Development

     Trend Micro's research and product development activities focus on the development of new anti-virus and security software, enhancements to existing products and integration of products to enable monitoring, updating and management via the internet. We conduct research and development at our Tokyo headquarters and our U.S. and Taiwan subsidiaries and have a research staff of 147 engineers. Complementing our internal development efforts, we are members of industry-level initiatives such as the Association of Anti-virus Asia Researchers group launched in Hong Kong in September 1998. Our engineers' participation in this group gives us additional access to information regarding newly discovered viruses.

     Research and development expenditures, consisting primarily of software development costs and research and development staff salaries and benefits, increased from (Yen)557.0 million in 1997 to (Yen)960.2 million ($8.5 million) in 1998 and (Yen)994.3 million ($9.7 million) in 1999.

Sales and Marketing

     We sell our products primarily to corporate end users on a site license basis through systems integrators, distributors and value-added resellers, with the remaining portion consisting largely of retail package software sales through distributors. As a result, we are substantially dependent on these third parties. Our agreements with distributors are generally nonexclusive, do not have minimum purchase requirements and may be terminated by either party without cause. Our current marketing efforts are targeted primarily at large to mid-size corporations, and to a lesser extent, small businesses and individual end users. We work with systems integrators and value-added resellers, through which most of our sales are made, to increase the brand recognition and visibility of our products in the network security market. We also promote sales of our products as a suite so that corporate end users can benefit from comprehensive anti-virus protection throughout their enterprise networks. As part of these efforts, we also disseminate product and industry information through our website. In addition, we advertise in trade publications and exhibit our products at trade shows worldwide, including World PC Expo, Windows World Expo Japan, Comdex Japan in Japan, Comdex, InfoSec, NetWorld and Interop, Internet World, ISPCON, and the RSA Conference in the United States, CeBit in Germany and the Network and Windows NT shows in Britain.

     Japan

     We sell our products in Japan to both corporate and individual end users primarily through systems integrators and distributors, and conduct a limited amount of direct sales to end users, including online sales through a reseller's website. Historically, most of our revenues have been derived from sales in Japan. We expect that sales in Japan will continue to represent a significant percentage of our revenues in the future.

     Distribution Through Systems Integrators and Distributors. Virtually all of our sales to Japanese corporate end users are made through systems integrators, with remaining sales coming mostly from direct sales to major corporate customers. In Japan, systems integrators play a much larger role in delivering management information services than in the United States, providing primary computer support services such as installation, systems integration, upgrades and maintenance.

     Historically, a significant percentage of our net sales have been sales to SOFTBANK. For example, sales to SOFTBANK totaled approximately (Yen)2.4 billion ($21.1 million) or 24% of net sales in 1998 and (Yen)2.5 billion ($24.0 million) or 18% of net sales in 1999. The majority of these sales in 1998 took place through Vaccine Bank, a cooperative marketing program which we maintained with SOFTBANK from 1997 to early 1999. The majority of sales to SOFTBANK in 1999 consisted of SOFTBANK's sales of our products to systems integrators.

     Relationship with SOFTBANK. In December 1996, Trend Micro and SOFTBANK entered into two agreements for an investment by SOFTBANK in Trend Micro and the distribution by SOFTBANK of our products in Japan. The distribution agreement was an oral agreement granting SOFTBANK the non-exclusive right to distribute all of our anti-virus software products in Japan. Individual sales under this agreement were effected on a purchase-order basis. In June 1998, we and SOFTBANK entered into a written distribution agreement giving SOFTBANK a non-exclusive right to distribute our InterScan product suite in Japan at volume-based discount rates. Under a December 1998 memorandum to the 1996 oral agreement, SOFTBANK included Trend Virus Control System and ServerProtect for Windows NT in a number of computing products distributed by SOFTBANK. On January 1, 1999, we entered into a written agreement with SOFTBANK superseding the 1996 agreement and granting SOFTBANK the non-exclusive right to distribute in Japan all of our products other than the InterScan products, which continue to be covered by the 1998 written agreement. Individual sales under the January 1999 master distribution agreement were effected on a purchase-order basis. The January 1999 master distribution agreement provided for percentage rebate payments to SOFTBANK based on the volume of sales of covered products.

     Currently, all distribution by SOFTBANK of our products in Japan is covered by an October 1999 distribution agreement with SOFTBANK COMMERCE, an indirect wholly-owned subsidiary of SOFTBANK. This distribution agreement gives SOFTBANK COMMERCE the non-exclusive right in

Japan to distribute all of our products. It is automatically renewable for successive one-year terms, unless either party exercises its right of non-renewal by giving prior written notice. The October 1999 distribution agreement supersedes all prior agreements between SOFTBANK and Trend Micro relating to distribution of Trend Micro's products. We make rebate payments to SOFTBANK based on SOFTBANK's achievement of sales targets agreed upon between SOFTBANK and us.

     Service Provider and Other Relationships. In December 1998, we entered into an alliance with SECOM, a home security service provider. We certify SECOM to provide eDoctor and other anti-virus software to update, monitor and maintain SECOM customers' computer networks. We plan to certify additional service providers to offer 24-hour service and support to customers. We have developed with Hitachi Corporation a solution that allows users of Hitachi's JP1 network management software to click on a command icon in Hitachi's JP1 product to access our Trend Virus Control System product. We have developed a similar solution in cooperation with Fujitsu that allows users of SystemWalker, Fujitsu's network of operating and management software, to use Trend Virus Control System. In September 1999, we agreed to license InterScan VirusWall technology to PSINet K.K., a Japan internet service provider, enabling PSINet to provide virus scanning services to its corporate customers as part of its comprehensive security services. In March 2000, Otsuka Shokai began offering to its ".-mail" hosting service customers a virus detection and removal service developed jointly with Trend Micro. We also plan to pursue alliances with other internet service providers, which we believe are becoming increasingly important in the Japanese market.

     Recent Developments. In October 1999, we agreed with NTT Data, Hitachi, Cisco Systems Japan and S&T Consulting to form NTT Data Security Corporation, a joint venture which is designed to provide comprehensive network security services. Each of the five partners has expertise in a different area of network security, and we are contributing our antivirus and internet security expertise to the venture. The joint venture began its commercial operations in January 2000.

     In February 2000, we acquired a majority ownership interest in Nihon Unisoft Corporation, a Japanese Unix software solution provider in the networking communications and internet domain. We made this acquisition through ipTrend Incorporated, a wholly-owned subsidiary that we established in January 2000. As a result of the acquisition, ipTrend and Nihon Unisoft intend to jointly promote development of their internet-focused technology. The parties began offering Linux components and communication protocols to major internet service providers, information-technology vendors and communication companies in April 2000.

     United States

     Our U.S. sales strategy has evolved with the development of the anti-virus software market as a whole, moving from a focus on packaged software sales for the personal computer to our current focus on corporate protection. Initially, we distributed and sold mainly packaged anti-virus software for the personal computer in the U.S. through a republisher. As a market has developed for selling products to corporate customers with multiple users, we have shifted our strategy to building relationships with value-added resellers and distributors who sell to corporate customers, and to cooperating with major hardware and software manufacturers. Our current focus in the U.S. is developing these strategic partnerships in the server, security, groupware and router areas to take advantage of our product strengths and partners' marketing channels and, in the process, to increase brand awareness of our products. As of March 2000, we had 30 employees dedicated to strategic partner and distributor relationships and 5 employees focusing on direct sales efforts in the U.S. Our direct sales efforts in the U.S. focus on sales to Fortune 1000 companies and government accounts.

     Strategic Partnerships. We have entered into agreements with Check Point, Compaq, Hewlett-Packard, IBM/Lotus, Lucent Technologies, Microsoft, Oracle, Sprint, UUNET Technologies and US West which include cooperative marketing activities such as these vendors' referral of customers to our products and reference to our products in their product literature and websites. Our agreements with these vendors also typically provide for co-development and licensing arrangements so that our and the vendors' products operate smoothly when used together. Under one relationship with Microsoft, InterScan WebProtect is available to users of Microsoft Proxy through a web link. We have also licensed Microsoft to include ScanMail in Microsoft's Resource Kits and have developed a compatible version of OfficeScan for the Microsoft Small Business Server. Check Point has certified InterScan VirusWall for Solaris and Window NT to be compatible with Check Point's Firewall-1 enterprise security solution. Under one agreement with Compaq, our anti-virus products are described as a compatible enterprise anti-virus solution in Compaq Active Answers, an online information service for marketing and buying enterprise computing solutions.

     We have licensed Compaq to provide technology found in ScanMail for Microsoft Exchange to Compaq customers who outsource this e-mail anti-virus protection function to Compaq. Under an agreement with Hewlett-Packard, we provide virus protection products to Hewlett-Packard's global CoVision internet solutions program. Hewlett-Packard has also certified Trend Virus Control System for use in conjunction with Hewlett-Packard's OpenView Node Manager, and has agreed to resell our products and services through Hewlett-Packard's North American Local Products Organization. This arrangement gives us access to leading resellers of Hewlett-Packard products and allows our products and services to be included as part of an integrated Hewlett-Packard solution. Trend Micro is also a "Lotus Premium Business Partner" which allows us to integrate our anti-virus solutions more closely with Lotus Notes/Domino and cc:Mail. In December 1998, we released ScanMail for Lotus Domino for the IBM AS/400 platform. Under our April 1999 agreement with Lucent Technologies, Lucent will promote InterScan VirusWall as a compatible anti-virus solution for use in conjunction with Lucent's VPN Gateway and Managed Firewall network access control system, and will facilitate marketing of our products. We have also licensed Sprint to provide its customers with InterScan VirusWall scanning capability at the internet gateway. A similar arrangement with US West allows US West to use InterScan VirusWall to automatically scan its customers' incoming and outgoing internet e-mail attachments for viruses. We have also licensed UUNET Technologies, the internet services division of MCI WorldCom, to provide virus scanning services using ScanMail technology to UUNET's Lotus Notes hosted customers.

     Distributors and Value-Added Resellers. Our principal distributors and value-added resellers in the U.S. are Software House International, Softmart, Vanstar, Interwork Technology, Ingram Micro, Midwest Systems, ASAP Software Express and Tech Data. Value-added resellers typically purchase products for resale to corporate customers, and provide limited update services and technical support. Distributors do not provide such additional services and support. To develop these relationships, in October 1997 we established the Trend Enterprise Security Solutions reseller channel program which provides qualified resellers with training, marketing materials and sales referrals. Our website matches customers with certified distributors based on customers' geographical location. Approximately 50 resellers currently participate in our reseller channel program, including Secure IT, Netrex, Osage Systems and ASAP Software Express. We also provide such services and support to targeted corporate customers directly.

     Other Distribution Channels. We are also pursuing sales growth through other distribution channels including alliances with internet service providers and other providers of internet-related services. Under an agreement with Infonet Services Corporation, a global internet service provider, we receive a percentage royalty based on sales of our e-mail and internet traffic virus protection scanning services to Infonet customers. In addition, InterScan VirusWall has been added to the virus scanning services offered by Pilot Network Services, a provider of secure internet services to corporations. We also distribute our Virus Buster product under the name "PC-cillin" directly to end users who download it from our website.

     Other Parts of the World

     Outside of Japan and the United States, we sell our products mostly to corporate end users through distributors, resellers and value-added resellers, with some direct sales to corporate end users and retail customers. A majority of these sales in Asia were to corporate end users through systems integrators and distributors. We have formed alliances with internet service providers in Australia, Hong Kong and Taiwan to provide internet-based services such as e-mail security. Trend Micro currently plans to explore additional partnerships with internet service providers worldwide.

     The majority of our European revenues are from sales of site licenses to corporate users. Our principal systems integrators and distributors in Europe are C2000, MME and Peapod Distribution.

     As of April 2000, we had 13 employees dedicated to our "brand-name" partnership, reseller, value-added reseller and distributor relationships in Europe and 9 employees focusing on direct sales efforts.

     Potential customers accessing our website who wish to purchase products are referred to a list of resellers, based on the country where the customer is located. We are continuing to recruit other network security-oriented systems integrators and value-added resellers in Europe and Asia to target a broader range of prospective corporate customers. Our partnerships with global major hardware and software vendors also enhance our marketing efforts in Europe and Asia as well as in the U.S.

Operations

     In Japan, we outsource assembly, packaging and shipping of all of our anti-virus software products to value-added resellers. Our Taiwanese subsidiary and, in some cases, third party service providers assemble, package and ship products to be sold in the United States, Europe and Asia other than Japan. Products are generally shipped within seven days of receipt of an order and, accordingly, there is minimum order backlog at any time.

Competition

     The markets for our products are highly competitive and changing rapidly, and we expect competition to increase in the near term. We believe that the principal competitive factors affecting the anti-virus software market are:

     . performance, including the number and type of viruses which can be detected and effectiveness in detecting and cleaning virus-infected files;

     .   product features;

     .   ease of use;

     .   brand recognition;

     .   customer service and technical support;

     .   company reputation; and

     .   price.

     Our primary competitors in the anti-virus software market are Network Associates, vendor of the McAfee VirusScan and Dr. Solomon's Toolkit product lines, and Symantec Corporation, vendor of Norton brand anti-virus products. Other competitors include Computer Associates International, Inc., Data Fellows Ltd., which distributes anti-virus software in Japan through Yamada Corporation, Sophos Plc, Finjan Software Ltd. and Security-7 Ltd. While we believe that our commitment to technological innovation and integrated product suites represents a competitive advantage over Network Associates and Symantec, these companies have generally greater name recognition, broader product lines, access to larger customer bases and greater financial, distribution and other resources.

     Network Associates and Symantec have been allocating significant resources to the Japanese anti-virus software market in recent years. In 1997, Symantec released a Windows 95 compatible Japanese version of its virus protection software in Japan, and Network Associates acquired a Japanese virus protection software maker, Jade K.K. In the U.S., we believe that Network Associates and Symantec have allocated greater resources than we have to the development of their anti-virus businesses and have significantly larger customer bases.

         With the introduction of InterScan eManager in October 1998, we entered the market for non-virus security products. Our primary competitors in this market are Integralis Technology Ltd. and Worldtalk Communications Corp. We expect to encounter competition from larger, more established companies as we begin to offer other non-virus security products.

Intellectual Property

     Our ability to compete successfully depends in part on our ability to protect the proprietary technology contained in our software products. We rely upon a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect proprietary rights in our software.

     Our U.S. and Taiwanese subsidiaries hold the following principal patents relating to core technologies:

              Name                 Status     Registration      Registration            Applicant/Patentee
              ----                 ------                                               ------------------
                                                  Date             Number
                                                  ----             ------
MacroAgent pre-boot               Patented      8/22/1995        5,444,850      Trend Micro Incorporated (USA)
authentication
Network and Workstation Access    Patented     10/21/1997        5,680,547      Trend Micro Incorporated (Taiwan)
pre-boot
Apparatus and method for e-mail   Patented      3/30/1999        5,889,943      Trend Micro Incorporated (Taiwan)
virus detection and elimination
InterScan: Server pipeline        Patented      4/22/1999        5,623,600      Trend Micro Incorporated (USA)
System apparatus and method for   Patented      9/14/1999        5,951,698      Trend Micro Incorporated (Taiwan)
macro virus detection and
removal
Event-triggered iterative virus   Patented      9/28/1999        5,960,170      Trend Micro Incorporated (Taiwan)
detection
Computer network malicious code   Patented      11/9/1999        5,983,348      Trend Micro Incorporated (USA)
scanner

The duration of these patents is 17 years from the date of registration. We plan to transfer the ownership of these patents to Trend Micro.

     We do not typically enter into signed license agreements with our corporate, government and institutional customers who license products directly from us. We include an electronic version of a "shrinkwrap" license in all of our electronically distributed software and a printed license in the box for our packaged products in order to protect our copyrights in those products. The enforceability of these licenses generally is uncertain in the United States as well as in foreign jurisdictions. In addition, the laws of some foreign countries either do not protect proprietary rights or offer only limited protection for those rights.

     In addition, as is common in the software industry, third parties may sue us for alleged infringement of their intellectual property rights. We may also have to take legal action to defend our intellectual property from infringement.

     We also generally enter into confidentiality agreements with our employees, and limit access to and distribution of proprietary information.

Employees

     As of March 2000, we had 851 employees, of whom 593 are located in Asia, 146 are located in the United States, 75 are located in Europe and 37 are located in other regions. None of our employees is represented by a labor union and we have not experienced a work stoppage. We believe that our employee relations are good.

                                  RISK FACTORS

     You should consider carefully the risks described below and the other information in this Annual Report before investing in the shares or the ADSs. The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares and the ADSs could decline and you could lose all or part of your investment.

Major software and hardware vendors may incorporate anti-virus protection in their product offerings, which could render our products obsolete or unmarketable

     Major vendors of operating system software, other software such as firewall or e-mail software or computer hardware may decide to enhance or bundle their products with other products to include anti-virus functions. These companies may offer anti-virus protection as a standard feature in their products, at minimal or no additional cost to customers. This could render our products obsolete or unmarketable, particularly if anti-virus products offered by these vendors were comparable to our products. In addition, even if these vendors' anti-virus products offered fewer functions than our products, or were less effective in detecting and cleaning virus-infected files, customers could still choose them over our products due to lower cost.

Because we generate substantially all of our revenue from a single product line, we are vulnerable to decreased demand for such products

         Unlike software companies with diversified product lines, substantially all of our net sales come from licensing and selling anti-virus software products. Although we have begun to offer more comprehensive network and internet security and management software and services, we expect anti-virus products to continue to account for the largest portion of our net sales for the foreseeable future. If the demand for, or the prices of, this software drop as a result of competition, technological change or other factors such as lower growth or a contraction in the worldwide anti-virus software market, our business, financial conditions and results of operations could materially suffer.

Deterioration in our relationship with SOFTBANK could result in a decrease in sales of our products

     We depend on our relationship with SOFTBANK, which is our largest customer and has played an instrumental role in the development of our business in Japan. An adverse change in our relationship with SOFTBANK would result in decreased sales to SOFTBANK and could disrupt our relationships with distributors of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK totaled approximately (Yen)1.4 billion or 19% of our net sales in 1997, approximately (Yen)2.4 billion or 24% of our net sales in 1998 and
(Yen)2.5 billion ($24.0 million) or 18% of our net sales in 1999. In addition, SOFTBANK has close relationships with many systems integrators through which we sell our anti-virus software to corporate end users in Japan.

     At the time of our initial public offering in Japan in August 1998, SOFTBANK was our largest shareholder. Since that time, SOFTBANK has reduced its holding of our shares. This process culminated in March 2000, when SOFTBANK sold all of its remaining shares of our common stock and thus ceased to be a Trend Micro shareholder. We do not believe that our business relationship with SOFTBANK will suffer as a result of SOFTBANK's sale of its Trend Micro shares, but we cannot be sure that it will not.

Because of our dependence on SOFTBANK, the price of our shares and ADSs could fall as a result of adverse events affecting SOFTBANK, even if the events do not relate directly to us

     Because of our dependence on SOFTBANK, the price of our shares and ADSs could fall as a result of adverse events affecting SOFTBANK that do not affect us directly, such as a deterioration in SOFTBANK's business. Also, public market analysts and investors might view SOFTBANK's sale of all of its Trend Micro shares in March 2000 as a withdrawal of SOFTBANK's support for us. As a result, the price of our shares and the ADSs could also fall.

Our net sales in Japan could decline as a result of our revised corporate licensing policy in Japan

     Starting in April 1999, we revised our corporate licensing policy in Japan. Under our revised policy, SOFTBANK may have less incentive to sell our products because discounts on sales to SOFTBANK have been reduced. To date, the new licensing policy has not hurt our business relationship with SOFTBANK or with other distributors, or resulted in a decrease in net sales. However, we cannot be sure that our revised corporate licensing policy will not hurt our business in the future. If SOFTBANK's or other distributors' purchases of our products were to decrease significantly because of the revised policy, our net sales would likely decline.

Because rapid technological change regularly occurs in the anti-virus software market, our products may become obsolete

     The anti-virus software market is characterized by:

     .   rapid technological change;
     .   the proliferation of new and changing computer viruses;
     .   frequent product introductions and updates; and
     .   changing customer needs.

     These characteristics of our market create significant risks and uncertainties for our business success. For example, our competitors might introduce anti-virus products that are technologically superior to our products. Additionally, new software operating system, network system or anti-virus software industry standards could emerge. Emerging trends in these systems and standards currently include applications distributed over the internet and the use of a web browser to access client-server systems. Our existing products might be incompatible with some or all of such standards. Our business, financial condition and results of operations could materially suffer unless we are able to respond quickly and effectively to these developments.

Because our competitors are more established than we are in the U.S. and European markets, we may not be able to increase our market share in such markets

     We believe that our share of the anti-virus software market in the U.S. and Europe is small relative to the market shares of our principal competitors, despite the growth of our sales in these markets in 1999. Because our competitors are already well-established in these key markets and have greater financial and other resources and market recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

     Some of our major competitors have the following important advantages over us in the U.S. and European markets:

     .   greater name recognition;
     .   more diversified product lines;
     .   larger customer bases; and

     . significantly greater financial, technical, marketing and other resources.

     As a result, as compared to us, our competitors may be able to:

     . better withstand downturns in the anti-virus software market and in the computer software market in general;
     . adapt more quickly to new or emerging technologies or changes in customer requirements; and
     . more effectively and profitably market, sell and support their products.

We may suffer a loss of sales and market share in our core Japanese market if our competitors achieve success in Japan

     Two of our major competitors, Network Associates and Symantec Corporation, have entered the Japanese anti-virus software market and are allocating significant resources to achieving success in this Japanese anti-virus software market. Although these competitors currently have smaller shares of the Japanese market than Trend Micro, Network Associates and Symantec each has significantly greater financial, marketing and other resources as a whole than we do. Additionally, competition in our core Japanese market and in other Asian markets could intensify in the future if other competitors emerge. As a result of our competitors' efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors' success could materially harm our business, financial condition and results of operations.

Our growth may suffer if we are not successful in establishing a new internet service business

     One of our key strategies for long-term growth is to establish a line of business focused on delivering network management and security services over the internet for a fee. If we do not successfully establish and expand this business, we may lose sales to our competitors who are able to effectively establish an internet-based service business model. We do not have significant experience in this business area, and we have generated only limited revenues from this business to date.

Because we may acquire companies to grow our business, future acquisitions may reduce our earnings and result in increased costs in our business operations

    In a rapidly changing industry, we occasionally review acquisition opportunities. Accordingly, we may seek to expand our business through acquisitions, including our internet service business. Unlike some of our major competitors, we have limited experience in acquiring existing businesses. Future acquisitions could result in numerous risks and uncertainties, including:

     . Our inability to retain customers, suppliers and other important business relationships of an acquired business;
     . Difficulties in integrating an acquired company into Trend Micro, including the acquired company's operations, personnel, products and information systems;
     .   Diversion of our management's attention from other business concerns;
         and
     . Adverse effects on our results of operations from acquisition-related charges and amortization of goodwill and purchased technology.

     If we make such an acquisition using stock, our current shareholders' ownership interests will be diluted. Any of these factors could materially hurt our business, financial condition and results of operations.

We must adapt to the rapidly changing business environment brought on by the widespread use of the internet

     We have been seeking to use the internet in many parts of our business, including in the sale, distribution and support of our products. There are still many uncertainties regarding many facets of the internet, including reliability, security, access, tax, government regulation and cost. We also run the risk of not adapting to the latest changes in the internet, which could harm our business operations. If growth of the internet does not develop at the rapid pace we expect, our business, financial condition and operating results could be adversely affected.

If hackers gain unauthorized access to our systems, we could suffer disruptions in our business and long-term damage to our reputation

     As an anti-virus company that delivers virus protection products over the internet, we may be more susceptible to problems caused by hackers than other software companies. For example, if hackers were able to cause us to transmit computer viruses or interrupt the delivery of our anti-virus software monitoring and security services over the internet, we could suffer substantial disruptions in our business and material damage to our reputation. This could result in a significant loss of our customers and other important business relationships. We could also incur costs for public relations efforts following attacks by hackers. Hacker activities could also force us to incur substantial costs to fix technical problems or result in hackers gaining access to our proprietary information.

We must effectively manage our growth

     Our business has grown rapidly. This growth has placed, and any future growth would continue to place, a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth in our business will require us to:

          .    attract, train, retain, motivate and manage new employees
               successfully;
          .    effectively integrate new employees into our operations; and
          .    continue to improve our operational, financial, management and information systems and controls.

     If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage our growth. In particular, we may be unable to:

          .    provide effective customer service;
          .    develop and deliver products in a timely manner;
          .    implement effective financial reporting and control systems;
          .    implement a new internet-based service business model; or
          .    exploit new market opportunities and effectively respond to competitive pressures.

We sell our products through intermediaries who may not vigorously market our products, have rights of return or may have difficulty in timely paying for purchased products

         We market substantially all of our products to end users through intermediaries, including distributors, resellers and value-added resellers. Our distributors sell other products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products through market and support programs, these distributors may give greater priority to products of other suppliers, including competitors.

We rely heavily on our management and technical personnel, who may not remain with us in the future

          We rely, and will continue to rely, on a number of key technical and management employees, including our CEO, Steve Ming-Jang Chang. While we require our employees to sign employment agreements, our employees are generally not otherwise subject to noncompetition covenants. If any of our key employees leave, our business, results of operations and financial condition could suffer.

Fluctuations in our interim financial results could cause the market price for the shares and the ADSs to fall

          We believe that our interim financial results may fluctuate in ways that do not reflect the long-term trend of our future financial performance. It is likely that in some future semi-annual or other interim periods, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our shares and the ADSs could fall.

          Factors which could cause our interim financial results to fluctuate include:

          .    Timing of sales of our products and services due to customers'
               budgetary constraints, seasonal buying patterns and our
               promotional activities;
          .    New product introductions by our competitors;
          .    Significant marketing campaigns, research and development
               efforts, employee hirings, and other current expenditures by
               Trend Micro to drive the growth of our business;
          .    Changes in customer needs for anti-virus software; and
          .    Changes in economic conditions in our major markets.

Because of the influence of our principal shareholders, our other shareholders may be unable to influence our business

         Our principal shareholders, including our executive officers and directors, beneficially owned approximately 45.9% of our outstanding shares as of March 31, 2000. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

         Under the terms of SOFTBANK's prior investment in Trend Micro, in the past we have held management meetings with SOFTBANK. A SOFTBANK executive is also currently a member of our board of directors. As a result, although SOFTBANK no longer owns Trend Micro shares after its sale of our stock in March 2000, SOFTBANK remains able to influence our management and affairs.

Because Japan is our largest market, weakness in the Japanese economy may hurt our business performance

         While our sales in the U.S. have increased in recent years, we remain significantly dependent on the Japanese market. Net sales of our anti-virus software products in Japan accounted for approximately 50% of our net sales in 1997, approximately 49% in 1998 and approximately 43% in 1999. During 1998 and 1999, the Japanese economy contracted due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during the last three years. We currently anticipate that the rate of growth in our net sales in Japan will continue to decline, partly due to continued weakness in the Japanese economy.

Because we make a significant percentage of our net sales in Asia, we are more vulnerable than our competitors to weaknesses in the economies of Asian countries

          Since the late summer of 1997, a number of Asian countries have experienced economic, banking and currency difficulties that have led to economic downturns in those countries. Among other things, the decline in value of Asian currencies, together with difficulties in obtaining credit, has significantly limited the purchasing power of our Asian customers. This has resulted in lower net sales of our products in 1999 and 1998 than in 1997 in Taiwan, Hong Kong, Korea, Malaysia and other Asian countries. Net sales of our products in these countries was approximately (Y)2.0 billion or approximately 28% of our net sales in 1997, approximately (Y)1.9 billion ($17.2 million) or approximately 20% of our net sales in 1998 and approximately (Y)1.8 billion or approximately 13% of our net sales in 1999. When compared with our main competitors, we believe we make a greater portion of our total sales in these countries. We expect that continued economic weakness in Asia will continue to hinder our growth.

Because we earn revenues denominated in a number of different currencies, foreign exchange fluctuations could lower our results of operations

          Our reporting currency is the Japanese yen and the functional currency of each of our subsidiaries is the currency of the country in which the subsidiary is domiciled. However, a significant portion of our revenues and operating expenses is denominated in currencies other than the Japanese yen, primarily the U.S. dollar and the New Taiwan Dollar. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects on Trend Micro from currency fluctuations could become more significant if we are successful in increasing our sales in markets outside of Japan. We do not currently engage in currency hedging activities.

Because our business depends significantly on intellectual property, infringement of our intellectual property could hurt our business

          Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, our U.S. subsidiary holds three issued U.S. patents and our Taiwan subsidiary holds four issued U.S. patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our customers, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

Our business could suffer if we do not prevail in our lawsuits with Network Associates

          Our U.S. subsidiary, Trend Micro, Inc., is currently involved in two lawsuits with Network Associates. In May 1997, Trend U.S. sued Network Associates in the U.S. Federal District Court for the Northern District of California, alleging that some of Network Associates' products infringe Trend U.S.'s patent relating to the technology used in our InterScan VirusWall product, and seeking injunctive relief and unspecified money damages. Network Associates has asserted counterclaims against us in this litigation. In April 2000, Network Associates filed suit against Trend U.S. in the U.S. Federal District Court for the Northern District of Texas, alleging that Trend U.S.'s anti-virus software packages, including the Trend Virus Control System, infringes a Network Associates patent. Network Associates' complaint seeks injunctive relief and unspecified money damages.

          A ruling that is adverse to Trend U.S. in either of these lawsuits could hurt our business, including by hindering our efforts to further develop the U.S. market. Also, any ruling that requires Trend U.S. to pay damages or refrain from taking specified actions, or finds that any of our patents are invalid, could reduce our operating results or limit our ability to compete. We are currently in negotiations with Network Associates to settle all outstanding litigation between the parties. Although we expect to reach agreement with Network Associates on terms that are acceptable to us, we cannot assure you that we will be able to do so. We may also become involved in other litigation in the future. If this happens, we might have to incur significant costs. This could hurt our business and operating results, and cause the market price of the shares and ADSs to fall.

Product liability claims asserted against us in the future could hurt our business

          Our products are designed to protect customers' network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to these types of claims. However, in some jurisdictions these provisions may not be enforceable or statutory, public policy or other grounds. We currently do not carry product liability insurance covering claims arising in the U.S. While we have not been sued on product liability grounds to date, a successful product liability or related claim brought against us could harm our business.

Our stock price is volatile, and investors buying the shares or ADSs may not be able to resell them at or above their purchase price

          Our common shares are traded on the Japanese over-the-counter market, which is the principal market for the shares. The Japanese over-the-counter market is not as large or as active as the Tokyo Stock Exchange or The Nasdaq National Market and therefore may be less liquid and more volatile. Recently, the U.S. and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Japanese over-the-counter market on August 17, 1998, our stock price has fluctuated between a low of (Y)1,393 and a high of
(Y)32,800. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $4.667 and a high of $31.875. The closing price on the Japanese over-the-counter market for our stock on May 18, 2000 was (Y)12,800, and the closing price on The Nasdaq National Market for our ADSs on May 17, 2000 was $13.125 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

We do not expect to pay cash dividends

          We intend to retain any future earnings to finance our business and operations and any future growth. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Yen-dollar fluctuations could cause the market price of the ADSs to decline, reduce dividend amounts payable to ADS holders, if declared, and affect other items as expressed in U.S. dollars

          Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect the U.S. dollar equivalent of the Japanese yen price of the shares on the Japanese over-the-counter market and, as a result, are likely to affect the market price of the ADSs. These fluctuations will also affect our earnings, the book value of our assets and our shareholders' equity as expressed in U.S. dollars. If in the future we decide to pay dividends on the shares, we will declare any cash dividends in Japanese yen.

Exchange rate fluctuations will also affect the dividend amounts payable to ADS holders following conversion into U.S. dollars of dividends paid in Japanese yen on the shares represented by the ADSs.

Sales of additional shares to the public may cause the price of the shares and ADSs to fall

          The sale of a substantial amount of shares in our global offering of shares in the form of shares and American Depositary Shares in July 1999 increased significantly the number of shares held by the public. This may cause the price of the shares and the ADSs to fluctuate more than the price of the shares has in the past, and may also cause the price of the shares and ADSs to decline. In addition, if our shareholders sell substantial amounts of shares or ADSs in the public market, the market price of the shares and the ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. At April 30, 2000, we had 65,096,142 shares issued and outstanding, assuming no exercise of outstanding warrants. All of these shares are freely tradable in our primary trading market, the Japanese over-the-counter market. Certain of our shares are also traded in the United States in the form of ADSs in compliance with the holding period, volume, and manner of sale restrictions under Rule 144 under the Securities Act of 1933. It is also possible that we may issue additional shares in connection with our financing activities, acquisition activities or otherwise. Any shares that we issue will also be freely tradable in the Japanese over-the-counter market, and, depending on the circumstances of their issuance, may also be freely tradable in the U.S. public market.

The rights of small shareholders are limited under the Japanese unit share system

          Our articles of incorporation provide that 500 shares constitute one "unit." The Japanese Commercial Code restricts the rights of shares that do not constitute whole units. Holders of shares constituting less than one unit do not have the right to vote, to institute derivative actions or to examine our books and records. Each ADS offered in the offering represents the right to receive one-tenth of one share. A holder who owns less than 5,000 ADSs will indirectly own less than a whole unit. Under the deposit agreement governing the rights of ADS holders, in order to withdraw any shares, an ADS holder must surrender ADRs evidencing 5,000 ADSs or a multiple of 5,000 ADSs. Each ADR will bear a legend to that effect. Under the unit share system, holders of less than a unit have the right to require us to purchase their shares. Holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit. They will therefore be unable, as a practical matter, to

          . exercise the right to require us to purchase the underlying shares, or

          .    receive cash settlement in lieu of withdrawal.

          As result, as a holder of ADSs, you will not be able to access the Japanese markets through the withdrawal mechanism to sell shares in lots of less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in any lot size.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

          The rights of shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the company's accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine the accounting books and records of the company or exercise appraisal rights through the depositary.

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

          Our articles of incorporation, our board of directors' regulations and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and shareholders' rights may be different from those that would apply if we were a non-Japanese company. For example, under the Commercial Code, only holders of 3% or more of the issued and outstanding shares are entitled to examine our accounting books and records. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the law of other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

Item 2.   Description of Property
          -----------------------
          Our headquarters are located in Tokyo, Japan, where we lease 1,537 square meters of office space under a lease which expires in March 2002. We also lease an aggregate of approximately 210 square meters of office space in Osaka and Fukuoka.

          We lease approximately 20,000 square feet of office space in Cupertino, California under a lease which expires in July 2002. We lease office space for our regional sales, research and development and sales office in Taiwan and for our customer service center in the Philippines. We also lease small sales offices in Korea, China, Hong Kong, Malaysia, Australia, Germany, Italy, France, the United Kingdom, Mexico, Brazil and Argentina.

Item 3.   Legal Proceedings
          -----------------
          In May 1997, Trend Micro Incorporated, our U.S. subsidiary, sued Network Associates, formerly McAfee Associates, Inc., and Symantec in the U.S. Federal District Court for the Northern District of California alleging that some of their products infringe a U.S. registered patent held by Trend U.S. relating to a system and method for detecting computer viruses in a network environment and seeking injunctive relief and unspecified money damages. The products which incorporate the patented technology are InterScan VirusWall, InterScan eManager, InterScan WebProtect, InterScan AppletTrap, ScanMail and other of our products which we sell for inclusion in our customers' products. Trend U.S. settled its claims against Symantec in April 1998 by entering into a patent cross-license arrangement which included an agreement to exchange samples of viruses. In June 1997, Network Associates denied infringement, alleging that Trend U.S.'s patent is invalid, and filed counterclaims against Trend U.S. alleging unfair competition, false advertising, trade libel and interference with prospective economic advantage. These counterclaims are based primarily on Network Associates' allegations that Trend Micro made false claims about Network Associates products in its advertising and on its website. In April 2000, Network Associates filed suit against Trend U.S. in the U.S. Federal District Court for the Northern District of Texas, alleging that Trend U.S.'s anti-virus software packages, including the Trend Virus Control System, infringes a Network Associates patent which was issued on February 22, 2000. Trend Micro believes that the final disposition of these matters will not have a material adverse effect on Trend Micro's business or results of operation.

          We are currently in negotiations with Network Associates to settle all outstanding litigation between the parties. Although we expect to reach agreement with Network Associates on terms that are acceptable to us, we cannot assure you that we will be able to do so.

Item 4.   Control of Registrant
          ---------------------

(a) Trend Micro is not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government.

(b) The following table shows information known to us regarding the beneficial ownership of our common stock as of March 31, 2000, by (1) each person known by us to own more than 10% of the outstanding shares,
         (2) STG Incentive Company L.L.C. and (3) all directors and executive officers as a group. As of March 31, 2000, there were 65,068,900 shares outstanding. To our knowledge, except as otherwise stated, each entity named in the table below has sole voting and investment power over the shares shown opposite the entity's name.

                                               Shares of common stock
                                                    beneficially           Number of shares    Shares of common stock
                                                   owned prior to               offered        beneficially owned after
                                                      offering               in this offering          offering
                                            --------------------------    ------------------   --------------------------
   Name                                         Number       Percentage         Number            Number      Percentage
   ----                                         ------       ----------         ------            ------      -----------
Trueway Company Limited (1)...............    12,759,000        19.6                --             12,759,000     19.6
  P.O. Box 3151, Roadtown,
  Tortola, British Virgin Islands
MLPFS Custody Account No. 2 (2)                6,776,000        10.4                                6,776,000     10.4
  South Tower, World Financial Center
  New York, NY 10080-0801 U.S.A.

Gainway Enterprises Limited (3)...........     6,597,000        10.1                --              6,597,000     10.1
  P.O. Box 3151, Roadtown,
  Tortola, British Virgin Islands
STG Incentive Company L.L.C. .............       810,000 (4)     1.2           810,000                     --      1.2
  c/o The Corporation Trust Center
  1209 Orange Street
  Wilmington, Delaware 19801 U.S.A.

All directors and executive officers as a
 group (10 persons).......................     4,266,000 (5)     6.6                --              4,266,000      6.6

---------------------

(1) All of the shares of Trueway are beneficially owned by Yeh Min Yuen. None of Trend Micro's directors or executive officers have voting or investment power over the shares beneficially owned by Mr. Yeh. Trueway's share total reflects 157,000 shares transferred by Trueway to STG Incentive Company L.L.C. in July 1999 in connection with the U.S. program of the 1999 incentive plan.

(2) The shares held by the MLPFS Custody Account No. 2 include 1,353,000 shares beneficially owned by Eva Chiang. The shares held by the MLPFS Custody Account No. 2 include shares beneficially owned by family members of Eva Chiang and her husband. Steve Chang and Eva Chiang disclaim beneficial ownership of the shares beneficially owned by these family members.

(3) All of the shares of Gainway are beneficially owned by Liao Hsueh-Hsuan. None of Trend Micro's directors or executive officers have voting or investment power over the shares beneficially owned by Mr. Liao. Gainway's share total reflects 243,000 shares transferred by Gainway to STG Incentive Company L.L.C. in July 1999 in connection with the U.S. program.

(4) STG Incentive Company L.L.C.'s pre-offering share total reflects 810,000 shares transferred to STG Incentive Company L.L.C. by Trueway, Gainway and Mr. Chang in July 1999 in connection with the U.S. program of our 1999 incentive plan.

(5) The share total includes 1,353,000 shares held by the MLPFS Custody Account No. 2 that are beneficially owned by Eva Chiang. The share total excludes 96,000 shares transferred by Steve Jang-Ming Chang to STG Incentive Company L.L.C. in July 1999 in connection with the U.S. program. For additional information regarding ownership of warrants, see "Management--Incentive Plans."

(c) As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Trend Micro.

Item 5.    Nature of Trading Market
           ------------------------

Japanese Over-The-Counter Market

          Our shares have been traded since August 18, 1998 on the Japanese over-the-counter market, which is the principal trading market for the shares. Prior to August 18, 1998, there was no public market for the shares. The following table shows, for the periods indicated, the high and low closing per-share sale prices of the shares as reported by the Japan Securities Dealers Association, taking into account the one-into-three stock split effected on September 30, 1999.

                                                                       Yen Price Per Share
                                                                      --------------------
                                                                       High           Low
                                                                      -----          -----

1998   Third quarter (August 18 to September 30, 1998)........... Yen 2,833      Yen 1,867
       Fourth quarter............................................     2,583          1,393

1999   First quarter.............................................     5,100          2,367
       Second quarter.............................................    7,333          3,800
       Third quarter..............................................   10,833          3,177
       Fourth quarter.............................................   25,800         14,000

2000   First quarter.............................................    32,800         16,900
       Second quarter (through May 18, 2000).....................    19,100          9,500

         On May 18, 2000, the closing sale price of the shares on the Japanese over-the-counter market was Yen 12,800 per share.

U.S. Market

         Certain of our shares have been traded on The Nasdaq National Market since July 8, 1999 in the form of American Depositary Shares under the symbol "TMIC." The following table shows, for the periods indicated, the high and low closing per-ADS sale price of the ADSs and the average daily trading volume of the ADSs, taking into account the one-into-three stock split effected on September 30, 1999.


                                                         Dollar Price Per ADS
                                                         ---------------------
                                                         High           Low
                                                         ------         ------
1999   Third quarter (from July 8, 1999).............     $13.125        $ 4.667
       Fourth quarter................................      24.500         13.500

2000   First quarter.................................      31.875         16.500
       Second quarter (through May 17, 2000).........      17.188         10.375

          On May 17, 2000, the closing sale price of the ADSs on The Nasdaq National Market was $13.125 per ADS.

Overview of the Japanese Over-The-Counter Market

          On the Japanese over-the-counter market, member securities firms trade registered stocks primarily through JASDAQ Market Services, Inc., which acts as a matching and settlement agent for the Japan Securities Dealers Association. Member securities firms receive bid and offer quotations, trading volumes, selling prices and other trading information through a computerized system. As of March 31, 2000, the stock of 872 companies was registered on the Japanese over-the-counter market. As of March 31, 2000, the Japanese over-the-counter market had an aggregate market capitalization of approximately (Y)30.7 trillion.

Item 6.   Exchange Controls and Other Limitations Affecting Security Holders
          ------------------------------------------------------------------

(a)       Japanese Foreign Exchange Regulations

          The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances issued under the law govern the acquisition and holding of shares of equity securities of Japanese corporations, including Trend Micro, by exchange non-residents and by foreign investors.

          Exchange non-residents are individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents of Japan and branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan.

          Foreign investors are defined to be:

          .    individuals not resident in Japan;

          . corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

          . corporations not less than 50% of the shares of which are held by individuals or corporations described above; and

          . a corporation in which a majority of the directors or similar persons having the power of representation are non-resident individuals of Japan.

          On May 23, 1997 the Foreign Exchange and Foreign Trade Law was amended with effect from April 1, 1998. In accordance with this amendment, with minor exceptions, all aspects of the foreign exchange and foreign trade transactions which under the previous law required licensing or other approval or prior notification to the Minister of Finance of Japan now only require reporting of such transactions after they occur. However, the Minister of Finance of Japan retains the power to impose a licensing requirement for some transactions in limited circumstances.

Offering of the Shares

         A selling shareholder is required to file a report concerning the transfer of securities with the Minister of Finance of Japan within 20 days of the date of transfer.

Acquisition of Shares

          Except as described below, there are no limits under Japanese law on the right of foreign investors to hold or vote our securities. Exchange non-residents who acquire from an exchange resident of Japan shares of a company, listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, are not required to file any notice prior to the acquisition. Under the Foreign Exchange and Foreign Trade Law the Minister of Finance may in some exceptional circumstances require prior approval for any such acquisition. An exchange resident who transfers shares of a listed company to an exchange non-resident for value exceeding (Y)100 million must file a report concerning the transfer of securities with the Minister of Finance within 20 days of the date of such transfer.

          If a foreign investor acquires shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market and as a result of the acquisition, such foreign investor and designated related parties hold 10% or more of the issued shares, the foreign investor must file a report of the acquisition with the Minister of Finance and other Ministers having jurisdiction over the business of the issuer within 15 days from and including the date of the acquisition. In limited circumstances, including the case of an acquisition of the shares of Trend Micro that causes a foreign investor's ownership to reach such percentage, however, a prior notification of the acquisition must be filed with the Minister of Finance and other Ministers having jurisdiction over the business of the issuer. These Ministers may modify or prohibit the proposed acquisition.

Dividends and Proceeds of Sales

          Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by exchange non-residents may, in general, be converted into any foreign currency and repatriated abroad. The requirements described in "--Acquisition of Shares" above do not apply to the acquisition of shares by non-residents by way of stock splits.

American Depositary Shares

          The formalities or restrictions referred to under "--Acquisition of Shares" above do not apply to the deposit of shares by a non-resident of Japan, the issuance of ADRs evidencing the ADSs created by such deposit in exchange therefor and the withdrawal of whole units of underlying shares upon surrender of ADRs.

Reporting of Substantial Shareholdings

          The Securities and Exchange Law of Japan requires any person who has become a beneficial owner of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market to file with the Minister of Finance within five business days a report concerning such shareholdings.

          A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by the holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or, in the case of shares traded in the Japanese over-the-counter market, the Japan Securities Dealers Association.

(b)      Description of Common Stock

         The following is a summary of material information concerning the shares, including summaries of material provisions of our articles of incorporation and share handling regulations, and of the Japanese Commercial Code and related legislation. These summaries should be read together with the articles and the share handling regulations which have been filed as exhibits to our previous filings with the Securities and Exchange Commission.

General

         Our authorized share capital as of April 30, 2000 is 250,000,000 shares, of which 65,096,142 shares with par value of (Y)50 per share were issued and outstanding. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders' rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to assert shareholders' rights.

         A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the center will be registered in the name of the center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The Securities Center system is intended to reduce paperwork required in connection with transfers of shares. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Dividends

         Under our articles, our financial accounts will be closed on December 31 of each year and dividends, if any, will be paid to shareholders of record at December 31. In addition to year-end dividends, the board of directors may by resolution declare an interim cash dividend to shareholders of record as of June 30 of each year. Under the Commercial Code, however, we cannot declare or pay dividends unless specified financial criteria are met based on the amount of our stated capital and legal reserves. For information as to Japanese taxes on dividends, see "Tax Considerations--Japanese Taxation."

Japanese Unit Share System

         In accordance with the requirements of the Commercial Code, our articles of incorporation provide that 500 shares constitute one "unit."

         Transferability of Shares Representing Less Than One Unit. Under the Commercial Code and the Deposit Agreement, holders of ADSs will be able to surrender ADSs and withdraw the underlying shares from deposit only in whole unit lots of one unit or larger. A holder who owns ADRs evidencing less than 5,000 ADSs will indirectly own less than a whole unit. Such a holder will not be able to dispose of its shares in lots of less than one unit and will not have access to the Japanese market through surrender of their ADSs and withdrawal and sale in Japan of the underlying shares. The Japanese unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

         Right of a Holder of Shares Representing Less Than One Unit to Require Trend Micro to Purchase Such Shares. A holder of shares representing less than one unit may at any time require Trend Micro to purchase such shares. Such shares will be purchased at their last reported sale price on the Japanese over-the-counter market on the day a request pertaining to such purchase is delivered to our transfer agent or, if no sales take place on that day, the price at which the next sale of shares is effected in the Japanese over-the-counter market, less applicable brokerage commissions. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, such holders will not be able to exercise this right as a practical matter.

         Other Rights of a Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit has the following rights:

         .     to receive dividends (including interim dividends);

         . to receive shares and/or cash by way of a stock split, upon consolidation or subdivision of shares or upon a capital decrease or merger;

         . to be allotted rights to subscribe for new shares and other securities when such rights are granted to shareholders;

         . to participate in any distribution of surplus assets upon the liquidation of Trend Micro; and

         . to require us to issue replacement certificates for lost, stolen or destroyed share certificates.

         A shareholder who owns shares representing less than one unit will not be able to exercise any other rights, including voting rights, the right to institute derivative actions and the right to examine our accounting books and records.

         Voting Rights of a Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit cannot exercise any voting rights pertaining to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each share held, except as stated in "--Voting Rights" below.

         Consolidation by Operation of Law of Shares Constituting One Unit into One Share. The Japanese unit share system was intended to be an interim measure to encourage companies to issue shares denominated in larger amounts. The Commercial Code provides that, on a date to be specified by separate legislation, shares comprising one unit will be consolidated into one share. We do not currently know when a bill specifying such date will be submitted to the Japanese Diet. The Japanese Diet is the highest legislative body within the Japanese governmental system and performs a function analogous to that of the U.S. Congress. When this consolidation happens, a holder of a fractional share, equal to one-hundredth of one share or any integral multiple of one-hundredth which results from the consolidation, will be registered as the holder of the fraction in our register of fractional shares. A holder of any fraction representing less than one-hundredth of one share will be entitled to only limited rights, such as the right to receive a cash payment or a distribution of shares by way of a stock split. The registered holders of fractional shares may request that we issue share certificates, but such fractional shares will not have voting rights. In addition, unless the Articles are amended to provide otherwise, the rights of the fractional shareholders will be limited and will not include, for example, the right to receive dividends.

Ordinary General Meeting of Shareholders

         We normally hold our ordinary general meeting of shareholders in March of each year in Tokyo, Japan. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice. Under the Commercial Code, notice of any shareholders' meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.

         Any shareholder or group of shareholders holding at least 300 units of shares, or 1% of the total outstanding shares, for a continuous period of six months or longer may propose a matter for consideration at a shareholders meeting by submitting a written request to the board of directors at least six weeks before such meeting.

Voting Rights

         A shareholder is generally entitled to one vote per share except in those instances described in this paragraph and under "--Japanese Unit Share System" above. In general, under the Commercial Code, a resolution can be adopted at an ordinary meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and our articles of incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by Trend Micro does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that such proxies are also shareholders who have voting rights.

         The Commercial Code provides that a quorum of the majority of outstanding shares with voting rights must be present at a shareholders' meeting to approve any material corporate actions such as:

         .     amendment of the articles of incorporation;

         .     the removal of a director or statutory auditor;

         .     a dissolution, merger or consolidation; and

         .     the transfer of the whole or an important part of our business.

At least two-thirds of the shares having voting rights represented at the meeting must approve such actions.

         The voting rights of holders of ADSs are exercised by the depositary based on instructions from such holders. An agent of the depositary is the record holder of the underlying shares.

Subscription Rights

         Holders of shares have no preemptive rights under our articles of incorporation. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks' prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

         Rights to subscribe for new shares may be transferable or nontransferable as determined by the board of directors. If subscription rights are not transferable, a purported transfer by a shareholder who is not resident in Japan will be enforceable against Trend Micro and third parties only with our prior written consent.

Liquidation Rights

         Upon a liquidation of Trend Micro, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

         All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

         The Toyo Trust and Banking Company, Limited is the transfer agent for the Common Stock. Toyo Trust's office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. Toyo Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Repurchase by Trend Micro of Shares

         In addition to repurchases of shares constituting less than one unit, our articles of incorporation permit us to repurchase up to 4.8 million of our shares.

Item 7.    Taxation
           --------

         The following is a general discussion of material Japanese and United States federal income tax consequences of the ownership of shares or ADSs by U.S. holders, as defined below. The summary is not a complete analysis or description of all potential tax consequences to U.S. holders. It does not address all tax considerations that may be relevant to all categories of potential purchasers, such as

          . U.S. holders who are broker-dealers or who own, directly or indirectly, 10% or more of the outstanding shares;

          . U.S. holders holding the shares or ADSs as a hedge or as part of a hedging, straddle or conversion transaction; and

          .    Some U.S. holders including:

                    .    insurance companies;

                    .    tax-exempt organizations;

                    .    financial institutions;

                    .    persons paying alternative minimum tax; and

                    . persons having a functional currency other than the U.S. dollar.

         These persons may need to comply with special rules not discussed below.

         The summary deals only with holders who hold the shares or ADSs as capital assets. In addition, this summary is based on the representations of the depositary and the assumption that each obligation in the deposit agreement between Trend Micro, The Bank of New York as depositary, registered holders of outstanding ADSs and the owners of a beneficial interest in ADSs, and any related agreement, will be performed in accordance with its terms.

          The following summary is based on:

          .    the Japan - U.S. tax treaty;

          .    current Japanese tax law;

          .    the current United States Internal Revenue Code; and

          . current interpretations of these laws by Japanese and United States taxation authorities and courts.

          The treaty, the laws, or administrative or judicial interpretation of the treaty or the laws may change, and the changes may have retroactive effect.

          This discussion does not consider the effect of any state, local or national tax laws other than U.S. federal income tax or Japanese tax laws that may be applicable to a purchaser of shares or ADSs. We urge you to consult your tax advisors regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of shares and ADSs.

          As used in this section of the prospectus, the term "U.S. holder" means a beneficial owner of shares or ADSs that is:

          . a citizen or resident of the United States for U.S. federal income tax purposes;

          . a corporation or other entity created or organized under the laws of the United States or any political subdivision of the United States;

          . an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source;

          . a trust, if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust; or

          . a trust that has a valid election in effect under U.S. treasury regulations to be treated as a United States person.

          In general, and taking into account the earlier assumptions, for United States federal income and Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares represented by such ADSs, and no United States federal income tax or Japanese tax will be payable on exchanges of shares for ADSs, and ADSs for shares.

Japanese Taxation

          The following summary describes the principal Japanese tax consequences relating to an investment in Trend Micro shares or ADSs. This summary applies only to persons or entities which are non-residents of Japan and to non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable.

          Generally, Japanese withholding tax will apply to dividends paid by Trend Micro to a non-resident of Japan or a non-Japanese corporation. In general, no Japanese tax is payable on stock splits. However, if Trend Micro transfers a part of its retained earnings or legal reserve to stated capital, whether in connection with stock splits or otherwise, the transfer will be treated as a dividend payment for Japanese tax purposes, even though no payment is distributed to shareholders. In such case, Japanese income tax will be payable.

          Under the Japan-U.S. tax treaty, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a

"permanent establishment," which is generally a fixed place of business for industrial or commercial activity, in Japan is limited to:

          (1)  15% of the gross amount actually distributed; or

          (2) if the recipient is a corporation, 10% of the gross amount actually distributed, if

               (a) during the part of the paying corporation's taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

               (b) not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consists of interest or dividends as defined in the treaty.

          For purposes of the Japan-U.S. tax treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

          In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation is 20%. Japan has entered into income tax treaties, conventions or agreements, whereby the 20% withholding tax rate is reduced generally to 15% for portfolio investors. In addition to the United States, countries with which Japan has concluded such treaties, conventions or agreements include Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

          You must file an application for reduced withholding with the Japanese tax authorities to claim the benefits of the reduced withholding rate on dividends under the Japan - U.S. tax treaty. The application must be filed on or before the day before the dividend is paid. If you hold ADSs, two application forms must be filed through the depositary, one form before the dividend payment and the other within eight months after Trend Micro's fiscal year in which the dividend is paid. To claim the reduced rate, you will need to file proof of:

          .    taxpayer status;

          .    residence; and

          .    beneficial ownership.

          The depositary may also require you to provide other information. If you do not submit an application for reduced withholding before a dividend is paid, you may file a claim for refund of the excess tax with the Japanese tax authorities.

          You will not have to pay any Japanese tax on a sale of Trend Micro shares or ADSs. If you make a gift of Trend Micro shares or die holding Trend Micro shares, a person who receives the shares as a gift or inherits the shares may have to pay Japanese gift or inheritance tax.

United States Federal Income Taxation

          U.S. Federal Tax Consequences of Options

          The following summarizes only the U.S. federal income tax consequences of the options granted under the U.S. program of the 1999 incentive plan. State and local tax consequences may differ.

          The grant of a nonqualified stock option under the U.S. program of the 1999 incentive plan will not result in any federal income tax consequences to the optionee, to Trend Micro or to Trend U.S. Upon exercise of a nonqualified stock option, the optionee is subject to income taxes at the rate applicable to ordinary compensation income on the difference between the option price and the fair market value of the shares on the date of exercise. This income is subject to withholding for federal and state income and employment tax purposes, and Trend U.S. may withhold such amounts from other compensation of the optionee, or may require the optionee to pay to Trend U.S. an amount sufficient to satisfy the withholding obligation. Trend U.S. is entitled to an income tax deduction in the amount of the income recognized by the optionee.

     Any gain or loss on the optionee's subsequent disposition of the shares will be taxable as short-term or long-term capital gain or loss, depending on whether the shares are held for more than one year following exercise. The maximum marginal rate at which long-term capital gains are taxed is 20%. Trend U.S. does not receive an income tax deduction for any such gain recognized by the shareholder.

     Taxation of Dividends Distributed on the Shares or ADSs

     Distributions on Trend Micro shares or ADSs, including the amount of any Japanese tax withheld from the distribution, will be taxable at ordinary income rates as a dividend to a U.S. holder if paid out of Trend Micro's current or accumulated earnings and profits as determined under U.S. tax principles. Dividends will be foreign source income for U.S. tax purposes, and will not be eligible for the dividends-received deduction. Dividends paid on shares will be taxable when received by the U.S. holder. Dividends paid on ADSs will be taxable when received by the depositary.

     The amount of any distribution of property other than cash will be the fair market value of the property on the distribution date.

     The amount of any cash distribution paid in Japanese yen will equal the U.S. dollar value of the Japanese yen at the spot yen/dollar rate on the date of receipt by the U.S. holder, in the case of shares, or the depositary, in the case of the ADSs. This is the case regardless of whether a U.S. holder converts the payments into U.S. dollars. If the Japanese yen received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to its U.S. dollar value on the date of receipt. Gain or loss, if any, recognized by a U.S. holder on the sale or other disposition of Japanese yen will be U.S. source ordinary income or loss.

     Distributions in excess of Trend Micro's current or accumulated earnings and profits will be treated first as a non-taxable return of capital which will reduce the U.S. holder's tax basis in the shares or ADSs. As a result of the reduction in tax basis, the U.S. holder will realize an increased gain or reduced loss for tax purposes on a subsequent disposition of the shares or ADSs. Any distribution in excess of the U.S. holder's tax basis will be taxable as capital gain. Since the capital gain realized will not be foreign source income for U.S. tax purposes, a U.S. holder would not be able to use any Japanese withholding tax on the distribution as a credit against the U.S. tax on the capital gain. The Japanese withholding tax may be used as a credit against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes, or may be allowable as a deduction, as described in the next paragraph.

     A U.S. holder may elect to claim the Japanese tax withheld or paid on dividends on the shares or ADSs either as a deduction or as a foreign tax credit against the U.S. holder's U.S. federal income tax liability. In general, a U.S. holder can use foreign tax credits only up to the amount of the U.S. holder's foreign source income. Distributions on shares or ADSs that are taxable as dividends will generally constitute foreign source ordinary income for purposes of the U.S. foreign tax credit limitations. The overall limitation on foreign taxes eligible for credit is calculated separately on specific classes of income. For this purpose, dividends distributed by Trend Micro on the shares or ADSs will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income." Special rules apply to some individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 or $600 in the case of a joint return. A U.S. holder may not be allowed a foreign tax credit for foreign taxes withheld on dividends paid on shares or ADSs if:

     . the U.S. holder has held the shares or ADSs for less than a specified minimum period during which the U.S. holder is not protected from risk of loss;

     . the U.S. holder is obligated to make payments related to the dividends; or

     . the U.S. holder holds the shares in arrangements in which the U.S. holder's economic profit, after U.S. taxes, is insubstantial.

     The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

     Japanese income tax will be imposed on a transfer by Trend Micro of retained earnings or legal reserve to stated capital. Since such a transfer generally is not a taxable event for U.S. tax purposes, the Japanese income tax may be treated as imposed on "general limitation" income for U.S. foreign tax credit purposes. This could affect a U.S. holder's ability to utilize the credit. Such a transfer is not generally a taxable event for U.S. federal income tax purposes. Consequently, under the applicable Treasury regulations, any Japanese income taxes imposed in such case may be treated as imposed on "general limitation" income, which may affect your ability to utilize the associated credit.

     Taxation of Disposition of Shares or ADSs

     Upon a sale, exchange or other disposition of a share or an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between

     . the U.S. dollar amount realized on the sale, exchange or other disposition, or if the amount realized is denominated in yen, the U.S. dollar equivalent determined by reference to the yen/dollar spot exchange rate on the date of disposition; and

     .    the adjusted basis of the share or ADS.

     Any such gain or loss will constitute capital gain or loss, and will constitute long-term capital gain or loss if the holding period for the share or ADS exceeds one year at the time of disposition. Individuals may be entitled to reduced tax rates on long-term capital gains. The ability to deduct capital losses may be limited. Any gain or loss recognized by a U.S. holder will generally be treated as United States source gain or loss.

     Foreign Personal Holding Company Status

     A foreign corporation will be classified as a foreign personal holding company if both of the following tests are satisfied:

     . at any time during the taxable year, five or fewer individuals who are United States citizens or residents own, or are deemed to own under attribution rules, more than 50% of its stock, measured by voting power or value; and

     . at least 60% of its gross income, regardless of source, as specifically adjusted, comes from certain passive sources.

     After a corporation becomes a foreign personal holding company, the income test percentage for each subsequent taxable year is reduced to 50%. Trend Micro believes that it has not met the shareholder test at any time during its current taxable year and that it will not meet the shareholder test immediately after the offering. In addition, Trend Micro believes that it will not meet the income test. Therefore, Trend Micro believes that it is currently not a foreign personal holding company for U.S. federal income tax purposes.

     If Trend Micro were to be classified as a foreign personal holding company, U.S. holders, including some indirect holders, would be required to include in income, as a dividend, their pro rata share of Trend Micro's undistributed foreign personal holding company income if they were holders:

     .    on the last day of Trend Micro's taxable year, or

     . if earlier, the last day of Trend Micro's taxable year in which Trend Micro satisfied the share ownership test.

     The pro rata share would increase a U.S. holder's basis in the shares by a corresponding amount. In addition, if Trend Micro became a foreign personal holding company, U.S. holders who acquire shares or ADSs from decedents would be denied the step-up of the income tax basis for such shares or ADSs to fair market value at the date of death which would otherwise have been available. Instead, the U.S. holders would have a tax basis equal to the lower of fair market value or the decedent's basis. Trend Micro will notify U.S. holders if it becomes aware that it is classified as a foreign personal holding company in any taxable year.

     Passive Foreign Investment Company Status

     A foreign corporation will be a passive foreign investment company if, after applying certain "look-through" rules, either:

     . 75% or more of its gross income is "passive income," defined to include dividends, interest and certain rents not derived in the active conduct of a trade or business, among other items, or

     . 50%, on average and generally by value, of its assets produce, or are held for the production of, passive income.

     The look-through rules provide in part that a foreign corporation that owns at least 25% by value of another corporation will be treated as if it owned a proportionate share of the other corporation's assets and earned a proportionate share of its income.

     Trend Micro believes that it currently is not a passive foreign investment company for U.S. federal income tax purposes and does not anticipate that it will become a passive foreign investment company in the future. This determination is based on our current and anticipated sources of income and on the current value of our tangible and intangible assets, including goodwill. We have determined our goodwill, in part, on the value of our stock, and a change in the value of our stock would affect this calculation. Trend Micro will notify holders if it becomes a passive foreign investment company in any taxable year.

     If Trend Micro were a passive foreign investment company for any taxable year, the rules described above under "Taxation of Dividends Distributed on the Shares or ADSs" and "Taxation of Disposition of Shares or ADSs" generally would not apply. Instead, a U.S. holder of shares or ADSs would have to comply with special tax rules on "excess distribution" in a taxable year with respect to the shares or ADSs. For purposes of the passive foreign investment company rules, an excess distribution includes:

     .    any gain realized on a disposition of the shares or ADSs; and

     . any distribution which is greater than 125% of the average of the distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the period the U.S. holder has held the shares or ADSs.

     Under these rules:

     . the excess distribution or gain would be allocated ratably over the U.S. holder's holding period for the shares or ADSs;

     . the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a passive foreign investment company, would be taxed as ordinary income;

     . the amount allocated to each of the other taxable years would be taxed at the highest marginal rate in effect for the applicable class of taxpayer for that year; and

     . an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such other taxable year.

     Any tax liability for amounts allocated to years prior to the year of the excess distribution may not be offset by any net operating loss of the U.S. holder. Any gains, but not losses, realized on the disposition of shares or ADSs of a passive foreign investment company will be taxed as ordinary income, even if the shares or ADSs are held as capital assets.

     A U.S. holder of shares or ADSs in a passive foreign investment company may avoid taxation under the rules for excess distributions described above by making a "qualified electing fund" election to include in income the holder's share of the company's income for a year, whether or not distributed. However, a U.S. holder may make a qualified electing fund election only if the company agrees to furnish the U.S. holder annually with certain tax information, and Trend Micro does not presently intend to prepare or provide such information.

     A U.S. holder of shares or ADSs in a passive foreign investment company may limit application of the rules for excess distributions described above by making a "deemed sale" election once a company ceases to be a passive foreign investment company. If the U.S. holder makes the election, the U.S. holder will be taxed under the excess distribution rules as if the holder had disposed of the shares at the time of the election. A subsequent disposition of the shares or ADSs and any distributions on the shares or ADSs after the deemed sale election will not be subject to the excess distribution rules.

     Alternatively, a U.S. holder of "marketable stock" in a passive foreign investment company may make a mark-to-market election as an alternative to taxation under the excess distribution rules. Under such election, the shareholder will include in income each year an amount equal to the excess, if any, of the fair market value of the passive foreign investment company stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. The shareholder is allowed as an ordinary loss a deduction for the excess, if any, of the adjusted basis of the passive foreign investment company stock over its fair market value as of the close of the taxable year. However, deductions are limited to net mark-to-market gains on the stock which the shareholders included in income for prior taxable years. Amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the passive foreign investment company stock, are treated as ordinary income. Any loss realized on the sale or disposition of passive foreign investment company stock which does not exceed net mark-to-market gains previously included in income will be an ordinary loss. The tax rules applicable to distributions by corporations which are not passive foreign investment companies would apply to distributions by the passive foreign investment company.

     The mark-to-market election is available for stock or ADSs which are regularly traded on The Nasdaq National Market. The ADSs are traded on The Nasdaq National Market and, consequently, the mark-to-market election is available to U.S. holders of ADSs if Trend Micro were to be or become a passive foreign investment company.

          A U.S. holder who beneficially owns shares in a passive foreign investment company must file an annual return with the U.S. Internal Revenue Service on IRS Form 8621 that describes any distributions received on such shares and any gain realized on the disposition of such shares.

          Inheritance and Gift Tax

          As discussed in "Tax Considerations--Japanese Taxation" Japanese gift and inheritance taxes may be imposed on persons who receive Trend Micro stock as a gift from a U.S. holder or on the death of a U.S. holder. You should consult your own tax advisors regarding the effect of such taxes and the potential application of the Estate and Gift Tax Treaty between the United States and Japan.

          Information Reporting and Backup Withholding

          Information reporting to the Internal Revenue Service and backup withholding at a rate of 31% may apply to distributions on shares or ADSs and to proceeds from sales of shares or ADSs. Backup withholding will not apply to:

          . a U.S. corporation or organization which is exempt from backup withholding and, when required, provides evidence of its status; and

          .    a U.S. holder who:

               .    provides a correct taxpayer identification number;

               . certifies as to no loss of exemption from backup withholding; and

               .    otherwise complies with the backup withholding rules.

Amounts withheld under the backup withholding rules may be credited against a U.S. holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Item 8.   Selected Financial Data
          -----------------------

          You should read the following selected consolidated financial information together with the financial statements and notes to the statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Summary of Significant Differences Between Generally Accepted Accounting Principles in Japan and the United States" included elsewhere in this Annual Report.

          The consolidated income statement information for the fiscal years ended December 31, 1997, 1998 and 1999, and the consolidated balance sheet information as of December 31, 1998 and 1999, that are identified as being in accordance with U.S. GAAP are derived from and should be read together with our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by PricewaterhouseCoopers, independent accountants, and are included elsewhere in this prospectus.

          The consolidated balance sheet statement information as of December 31, 1997 that is identified as being in accordance with U.S. GAAP is derived from our consolidated balance sheet prepared in accordance with U.S. GAAP, which has been audited by PricewaterhouseCoopers, independent accountants, and is not included in this prospectus. The consolidated income statement information for the fiscal years ended December 31, 1995 and 1996, and the consolidated balance sheet information as of December 31, 1995 and 1996, are derived from our unaudited consolidated financial statements prepared in accordance with Japanese GAAP and not included in this prospectus.

          The consolidated income statement information for the years ended December 31, 1997, 1998 and 1999, and the consolidated balance sheet information as of December 31, 1997, 1998 and 1999, that are identified as being in accordance with Japanese GAAP are derived from our consolidated financial statements prepared in accordance with Japanese GAAP, which have been audited by PricewaterhouseCoopers, independent accountants, and are not included in this prospectus.

     Some of the information below is presented in accordance with Japanese GAAP, which differs in important ways from U.S. GAAP. For a summary of significant differences between Japanese GAAP and U.S. GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations. Accounting Differences between Japanese GAAP and U.S. GAAP" and "Summary of Significant Differences between Generally Accepted Accounting Principles in Japan and the United States." Historical results are not necessarily indicative of future results of operations.

     Prior to August 1996, Trend Micro was a Taiwanese company. In August 1996, Trend Micro was reorganized in a series of transactions by which Trend Micro became the parent corporation of Trend Taiwan and each of the international subsidiaries then owned by Trend Taiwan.

                                                                         Year Ended December 31,
                                           ---------------------------------------------------------------------------------------
                                              1995         1996            1997             1998            1999         1999
                                           ---------------------------------------------------------------------------------------
                                                    (in millions of yen and thousands of dollars, except per share data)
Consolidated Income Statement
Information:

In accordance with Japanese GAAP

     Net sales.......................      (Yen)1,781    (Yen)4,318    (Yen)7,943    (Yen)10,217    (Yen)13,741       $134,505
                                           ----------    ----------    ----------    -----------    -----------     ----------
     Operating income................             553           927         2,349          2,427          4,254         41,641
                                           ----------    ----------    ----------    -----------    -----------     ----------
     Income before income tax........             530           974         2,432          2,379          4,464         43,696
     Income taxes....................            (116)         (346)       (1,118)        (1,325)        (1,997)       (19,548)
                                           ----------    ----------    ----------    -----------    -----------     ----------
     Net income......................             414           628         1,314          1,054          2,467         24,148
                                           ----------    ----------    ----------    -----------    -----------     ----------
     Net income per share (basic)....      (Yen)41.41    (Yen)11.63(1) (Yen)24.33(2)  (Yen)18.50(3)  (Yen)38.82          $0.38
                                           ==========    ==========    ==========    ===========    ===========     ==========
     Net income per share (diluted)..            ----          ----          ----     (Yen)18.10     (Yen)37.73          $0.37
                                           ==========    ==========    ==========    ===========    ===========     ==========
     Cash dividends..................       (Yen)5.92(4)                     ----           ----      (Yen)3.33(5)        0.03
                                           ==========    ==========    ==========    ===========    ===========     ==========


                                                                           Year Ended December 31,
                                           ------------------------------------------------------------------------------------
                                                  1995        1996         1997            1998          1999         1999
                                           ------------------------------------------------------------------------------------
                                                  (in millions of yen and thousands of dollars, except per share data)

In accordance with U.S. GAAP
     Net sales.....................................................  (Yen)7,398     (Yen)9,746    (Yen)13,633     $133,449
     Cost of sales.................................................         734            560            481        4,714
                                                                    -----------     ----------     ----------    ---------
        Gross profit...............................................       6,664          9,186         13,152      128,735
                                                                    -----------     ----------     ----------    ---------
     Operating expenses:
        Selling....................................................       1,316          1,618          2,240       21,922
        Research and development...................................         557            960            994        9,733
        General and administrative.................................       2,755          4,995          5,986       58,592
                                                                    -----------     ----------     ----------    ---------
            Total operating expenses...............................       4,628          7,573          9,220       90,247
                                                                    -----------     ----------     ----------    ---------
     Operating income..............................................       2,036          1,613          3,932       38,488
                                                                    -----------     ----------     ----------    ---------
     Other income, net.............................................          82             85             67          658
                                                                    -----------     ----------     ----------    ---------
     Income before income taxes....................................       2,118          1,698          3,999       39,146
                                                                    -----------     ----------     ----------    ---------
     Income taxes..................................................       1,267          1,295          1,849       18,103
                                                                    -----------     ----------     ----------    ---------
     Income before equity in losses of affiliated companies                                403          2,150       21,043
                                                                                    ==========     ==========    =========
     Equity in losses of affiliated companies                                                -              3           23
                                                                                    ----------     ==========    =========
     Net income....................................................    (Yen)851       (Yen)403     (Yen)2,147      $21,020
                                                                    ===========     ==========     =========     =========
     Net income per share (basic)..................................  (Yen)15.77 (6)  (Yen)7.08 (6) (Yen)33.79        $0.33
                                                                    ===========     ==========     ==========    =========
     Net income per share (diluted)................................          --      (Yen)6.92     (Yen)32.85        $0.32
                                                                    ===========     ==========     ==========    =========
     Weighted average common shares outstanding (basic)............  54,000,000     56,973,091     63,550,164
     Weighted average common shares outstanding (diluted)..........          --     58,241,860     65,376,326

                                                                             December 31,
                                             -------------------------------------------------------------------------------
                                                   1995         1996        1997        1998         1999          1999
                                             -------------------------------------------------------------------------------
                                                 (in millions of yen and thousands of dollars, except per share data)
Consolidated Balance Sheet Information:

   In accordance with Japanese GAAP
     Cash and cash equivalents (6).......         (Yen) --    (Yen)   --  (Yen)1,444  (Yen)9,396  (Yen)15,649     $153,180
     Total assets........................            1,907         3,262       5,544      17,456       28,857      282,469
     Total liabilities...................              963         1,689       2,657       3,215       10,381      101,615
     Stockholders' equity................         (Yen)944    (Yen)1,573  (Yen)2,887 (Yen)14,241  (Yen)18,476     $180,854

   In accordance with U.S. GAAP
     Cash and cash equivalents..........................................  (Yen)1,144  (Yen)9,396  (Yen)15,649     $153,180
     Total assets.......................................................       5,435      17,716       28,781      281,729
     Total liabilities..................................................       3,190       4,143       11,471      112,289
     Shareholders' equity...............................................  (Yen)2,245 (Yen)13,573  (Yen)17,310     $169,440

-------------------------------
(1) As adjusted to reflect 54,000,000 shares outstanding as of December 31, 1996 as permitted under U.S. GAAP. As a result of the reorganization, shares outstanding decreased from 10,000,000 shares at December 31, 1995 to 6,000 shares at December 31, 1996. Net income per share based upon 6,000 shares outstanding at December 31, 1996 was (Yen)104,664.

(2) As adjusted to reflect 54,000,000 shares outstanding as of December 31, 1997 as permitted under U.S. GAAP. Shares outstanding increased from 6,000 shares on December 31, 1996 to 18,000 shares in a one-into-three stock split effected on September 1, 1997. Net income per share based on 18,000 shares outstanding at December 31, 1997 was (Yen)72,979.

(3) Shares outstanding increased from 18,000 shares on December 31, 1997 to 62,506,800 shares on December 31, 1998 due to the following events:

          . an increase to 1,800,000 shares on January 1, 1998 in connection with a lowering of the par value of our shares,

          .    a one-into-ten stock split effected on May 7, 1998,

          . issuance of 2,500,000 shares on August 18, 1998 in connection with our initial public offering in Japan,

          . issuance of 335,600 shares upon exercise of warrants issued under the 1997 and 1998 incentive plans, and

          .    a one-into-three stock split effected on September 30, 1999.

(4) Dividend amounts in New Taiwan dollars have been translated into Japanese yen at the Bank of Tokyo-Mitsubishi TTM rate on September 11, 1995 of NT$1.00 : (Yen)3.6127.

(5) Reflects an extraordinary dividend of (Yen)208.3 million paid in March 1999 to commemorate the listing of our shares on the Japanese over-the-counter market.

(6) As adjusted to reflect the changes in outstanding shares described in note 3, as permitted under U.S. GAAP.

(7) Consolidated data under Japanese GAAP for cash and cash equivalents for the years 1995-1996 is not available.


Item 9.    Management's Discussion and Analysis of Financial Condition and
           ---------------------------------------------------------------
           Results of Operations
           ---------------------

         You should read the following discussion together with the financial statements and notes included in this Annual Report. Additionally, the following discussion includes forward-looking statements about our business and future performance. You should read these forward-looking statements together with the description of the uncertainties and risks associated with these statements contained under the heading "Cautionary Statement Regarding Forward-Looking Statements" in this Annual Report.

Overview

         Trend Micro develops, markets and supports anti-virus software and management solutions for corporate computer systems and desktop personal computers. Our net sales consist primarily of license and license renewal fees, as well as limited sales of our products to other companies for inclusion in their products. Site license fees for corporate end users consist of a fee for the license itself and fees for maintenance and support delivered over the initial license term. Maintenance and support generally includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service centers. Upon expiration of the initial term, corporate end users can renew the license annually by paying a fee generally equal to one-half of the initial license fee in Japan and 20%-50% of the initial license fee in the U.S. and elsewhere, depending on the country. For retail purchasers of PC-cillin/Virus Buster, the license fee includes maintenance and support for the initial one-year term only. In order to receive maintenance and support services after the initial term, these retail purchasers must pay a percentage, generally less than one-half, of the original license fee.

     We generally recognize revenues from product licenses when:

     .    the product has been shipped or electronically delivered;

     .    no significant vendor obligations remain; and

     .    collection of the resulting account receivable is probable.

     In general, we record sales revenues attributable to maintenance and support as deferred revenue and recognize such revenues ratably over the license term. The percentage of the license fee which is deferred varies depending on the location of the Trend Micro entity making the sale, as well as the product sold. The weighted average percentage of license fees which were deferred was approximately 25% in both 1998 and 1999. In 1999, we began to receive support fees from systems integrators who subscribe to our eDoctor services. See note 1 to the financial statements.

     Our net sales grew 40% from approximately (Yen)9.7 billion in 1998 to approximately (Yen)13.6 billion ($133.4 million) in 1999. Our net sales consist primarily of sales by our operating entities in Japan, the U.S., Taiwan and Europe. Japan, the U.S., Taiwan and Europe accounted for approximately 43%, 28%, 12% and 13%, respectively, of our net sales in 1999, and approximately 49%, 19%, 18% and 8%, respectively, in 1998.

     Net sales in Japan totaled approximately (Yen)4.8 billion and (Yen)5.8 billion ($57.2 million) in 1998 and 1999, respectively, representing approximately 49% and 43% of our total net sales in these periods. The decrease in the percentage of our total net sales represented by our net sales in Japan was primarily the result of increased U.S. net sales in 1999. In absolute terms, net sales in Japan grew approximately 22% from 1998 to 1999, primarily due to increased sales of our internet-based products to corporate users. Net sales in Japan grew approximately 30% from 1997 to 1998. Our rate of sales growth in Japan in 1998 and 1999 was significantly lower than in 1997, when our net sales in Japan grew approximately 84% over 1996. Our lower sales growth in Japan in 1998 and 1999 resulted primarily from the fact that by the end of 1997 we had already established a large base of corporate end users due to rapid growth in 1997, and consequently added new corporate customers at a slower rate in 1998 and 1999. More generally, Japanese corporations' demand for anti-virus solutions has lagged demand elsewhere, particularly in the U.S.

     Our U.S. net sales grew from approximately (Yen)1.9 billion in 1998 to approximately (Yen)3.8 billion ($37.5 million) in 1999, an increase of approximately 105%. Net sales in the U.S. grew approximately 76% from approximately (Yen)1.1 billion in 1997 to approximately (Yen)1.9 billion in 1998. These annual increases in our U.S. net sales resulted largely from higher sales of internet-based products as well as our server-based products such as ServerProtect, primarily as a result of increased internet and server use by new corporate end users.

     The continuing recession in Asia adversely affected our net sales in Japan and other parts of Asia during 1998 and 1999. This was especially true in Taiwan, where net sales decreased from approximately (Yen)1.8 billion in each of 1997 and 1998, to approximately (Yen)1.6 billion ($16.1 million) in 1999.

     Net sales in Europe grew approximately 124% from approximately (Yen)813 million in 1998 to (Yen)1.8 billion ($17.9 million) in 1999. Net sales in Europe grew approximately 90% from approximately (Yen)428 million in 1997 to (Yen)813 million in 1998. The growth in net sales from 1997 to 1998 resulted largely from increased sales following the establishment of our European subsidiaries during 1997. We achieved an increased rate of growth in sales from 1998 to 1999 as we gained greater name recognition in the European market and as a result of heightened use of anti-virus products by European corporate customers.

     Net sales outside of Japan, the U.S., Taiwan and Europe increased approximately 17% from approximately (Yen)379 million in 1997 to approximately
(Yen)445 million in 1998, and from 1998 to 1999 increased approximately 9% from approximately (Yen)445 million to approximately (Yen)483 million ($4.7 million). These increases were primarily due to higher corporate sales in Europe.

     Until April 1999, we offered three types of licenses to Japanese corporate customers:

     . a two-year "executive license" for corporate customers who purchased our products through Vaccine Bank, a cooperative marketing program which we established with SOFTBANK in 1997;

     .    a one-year site license for Virus Buster; and

     . a one-year site license for our server package for corporate customers who purchased our products through systems integrators.

     Holders of executive licenses have been eligible for license fee discounts through SOFTBANK. Effective as of April 1, 1999, we adopted a uniform one-year site license policy for all new Japanese corporate end users, effectively combining the three licenses described above. We adopted this license policy to realize a more stable revenue stream based entirely on annual license fees, rather than a combination of bi-annual and annual license fees. In addition, we increasingly work directly with systems integrators to provide support and service to corporate end users. As a result, we are placing less emphasis on other distribution channels in Japan. Under our new licensing policy, volume discounts are available for corporate end users with a large number of personal computers. Discounts on sales to SOFTBANK have been reduced. As in the past, end users may license our products directly from us or through SOFTBANK, or other distributors or systems integrators. Existing executive licenses will remain in effect through their initial term and are renewable for a two-year renewal term at discounted rates stated in the original license. After the first renewal, our standard renewal terms described above will apply. In markets other than Japan and Taiwan, we generally offer one-year corporate site licenses, with volume discounts for large corporate customers.

     We made rebate payments to SOFTBANK of approximately (Yen)5.4 million in 1997, approximately (Yen)22.6 million in 1998 and approximately (Yen)97.8 million ($1.0 million) in 1999. The rebate amounts were based on SOFTBANK's achievement of sales targets agreed upon between SOFTBANK and us. We record rebate payments as deductions of sales revenue on an accrual basis.

     Our consolidated financial statements are denominated in Japanese yen. All asset and liability accounts of our foreign subsidiaries are translated into Japanese yen at the year-end rates of exchange. We translate all income and expense accounts at rates of exchange that approximate those prevailing at the time of the transactions and accumulate the resulting adjustments as a separate component of shareholders' equity. We translate foreign currency-denominated receivables and payables into Japanese yen at year-end rates of exchange and recognize or expense the resulting translation gains or losses on a current basis. Fluctuations in the exchange rate between the Japanese yen and other currencies, principally the U.S. dollar and the New Taiwan Dollar, will affect the translation of the financial results of our foreign subsidiaries into Japanese yen for purposes of our consolidated financial results, and will also affect the Japanese yen value of any amounts we receive from our subsidiaries. In the past we have recorded a majority of our expenses, and recognized a substantial majority of our net sales, in Japanese yen.

     In October 1997, April and June 1998 and July 1999, we granted warrants to attract and retain key employees. Also, in July 1999, options were granted under the U.S. program of our 1999 incentive plan. The warrants granted in 1997 generally commenced vesting 30 days after our initial public offering, which we completed in August 1998. The warrants granted in 1998 generally commenced vesting on the first anniversary of the grantee's employment. The warrants granted in 1999 generally commenced vesting six months after the grant date, and the stock options granted in 1999 will generally commence vesting one year after the grant date. Using methodology under Accounting Principles Board Opinion No. 25, we have recorded a non-cash compensation expense of approximately (Yen)397.5 million for the year ended December 31, 1998 and approximately (Yen)379.8 million ($3.7 million) for the year ended December 31, 1999 with respect to the 1998 warrants. This expense accounts for the difference between the exercise prices of the 1998 warrants and the deemed fair market value as of the warrants' grant date of the shares issuable upon exercise of the warrants. The 1998 warrants are expected to continue to vest through December 31, 2000. Consequently, we expect to record additional non-cash compensation expense of approximately (Yen)101.5 million in 2000. Had such non-cash compensation expense for our 1998 warrants in 1998 and 1999 been determined based on the fair value of such warrants at the grant dates, as prescribed by Statement of Financial Accounting Standards No. 123, our pro forma net income would have been approximately (Yen)147.6 million in 1998 and approximately (Yen)1.7 billion in 1999, and net income per share would have been (Yen)2.59, or (Yen)2.53 on a fully diluted basis, in 1998 and (Yen)26.73, or (Yen)25.98 on a fully diluted basis, in 1999. Those figures are significantly different than those determined under Accounting Principles Board Opinion No. 25. Those differences result mainly from the current price of the shares and their expected volatility. The impact of the pro forma value of the warrants computed under Statement of Financial Accounting Standards No. 123 has not affected our reported earnings or cash flows. The impact has been measured for disclosure purposes only and is entirely non-cash in nature. See note 14 to the financial statements.

     We issued (Yen)6 billion worth of unsecured bonds due July 2002 with detachable warrants in connection with our 1999 incentive plan in July 1999. The bonds bear interest at the annual rate of 2.5%. We have invested the proceeds of the bonds in cash and other short-term investments. Since these investments are likely to yield less interest income than the interest expense on the bonds, we will incur a net interest expense with respect to the bonds.

  Results of Operations

     The following table sets forth the results of operations for Trend Micro in absolute terms and as a percentage of net sales. Our historical operating results are not necessarily indicative of the results for any future period.

                                                                      For the Year Ended December 31
                                                    ------------------------------------------------------------------------
                                                          1998           1998            1999           1999         1999

                                                    ------------------------------------------------------------------------
                                                                      (in thousands, except percentages)
Net sales.......................................... (Yen)9,745,664         100.0%   (Yen)13,633,170      100.0%     $133,449
Cost of sales......................................        559,530           5.7            481,574        3.5         4,714
                                                    -------------- -------------- ----------------- ----------- ------------

     Gross profit..................................      9,186,134          94.3         13,151,596       96.5       128,735
                                                    -------------- -------------- ----------------- ----------- ------------

Operating expenses:
     Selling.......................................      1,617,759          16.6          2,239,594       16.4        21,922
     Research and development...............               960,156           9.9            994,340        7.3         9,733
     General and administrative....................      4,994,937          51.2          5,985,740       43.9        58,592
                                                    -------------- -------------- ----------------- ----------- ------------
         Total operating expenses..................      7,572,852          77.7          9,219,674       67.6        90,247
                                                    -------------- -------------- ----------------- ----------- ------------

Operating income                                         1,613,282          16.6          3,931,922       28.9        38,488

Other income (expense):
     Interest income...............................         44,620           0.4            148,487        1.1         1,453
     Interest expense..............................        (29,279)         (0.3)           (66,526)      (0.5)         (651)

     Gain on sales of marketable securities........        146,310            1.5         280,532            2.1        2,746
     Foreign exchange gain (loss), net.............        (70,934)          (0.7)       (174,921)          (1.3)      (1,712)
     Other income (expense), net...................         (6,133)          (0.1)       (120,298)          (1.0)      (1,178)
                                                    -------------- --------------   ------------- --------------  -----------
         Total other income.................                84,584            0.8          67,274            0.4          658
                                                    -------------- --------------   ------------- --------------  -----------

Income before income taxes...................            1,697,866           17.4       3,999,196           29.3       39,146
                                                    -------------- --------------   ------------- --------------  -----------

Income taxes:
     Current................................             1,641,902           16.8       2,538,455           18.6       24,848
     Deferred...............................              (347,151)          (3.5)       (688,988)          (5.1)      (6,745)
                                                    -------------- --------------   ------------- --------------  -----------
                                                         1,294,751           13.3       1,849,467           13.5       18,103
                                                    -------------- --------------   ------------- --------------  -----------
Income before equity in losses of affiliated
companies                                                                               2,149,729           15.8       21,043
                                                    ============== ==============   ============= ==============  ===========

Equity in losses of affiliated companies                                                    2,356              -           23
                                                    ============== ==============   ============= ==============  ===========

Net income..................................          (Yen)403,115            4.1% (Yen)2,147,373           15.8% $    21,020
                                                    ============== ==============   ============= ==============  ===========

Comparison of the Years Ended December 31, 1998 and 1999

Net Sales

     Net sales increased 40% from (Yen)9.7 billion in 1998 to (Yen)13.6 billion ($133.4 million) in 1999. The increase was primarily due to increased sales of internet-based products such as InterScan VirusWall and ScanMail, which grew from approximately (Yen)2.8 billion or 29% of our net sales in 1998 to approximately (Yen)6.3 billion ($61.8 million) or 46% of our net sales in 1999. Net sales of server-based products, primarily ServerProtect, increased from approximately (Yen)1.0 billion or 10% of our net sales in 1998 to approximately
(Yen)1.5 billion ($14.7 million) or 11% of our net sales in 1999, reflecting higher corporate demand for internet-based products.

     Net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, declined from approximately (Yen)3.7 billion or 38% of net sales in 1998 to approximately (Yen)3.5 billion ($34.3 million) or 26% of net sales in 1999, and no longer represent the largest portion of our net sales. Within the personal computer product category, retail package sales of personal computer software decreased from approximately
(Yen)1.6 billion in 1998 to approximately (Yen)0.7 billion ($7.2 million) in 1999, due primarily to decreased sales of our products in our Asian markets. We released Virus Buster 2000 in September 1999. Site license sales of personal computer software to corporate end users increased from approximately (Yen)2.1 billion in 1998 to approximately (Yen)2.8 billion ($27.1 million) in 1999.

     Our net sales include a limited amount of sales of our products to other companies for inclusion in their products. Sales of these products decreased slightly from approximately (Yen)1.0 billion in 1998 to approximately (Yen)0.7 billion ($6.9 million) in 1999, and as a percentage of net sales decreased from 10% in 1998 to 5% in 1999. The decrease was due primarily to lower sales of our Trend Chip-Away Virus product.

     Our net sales also include revenues from product upgrade fees, maintenance fees, royalties and service sales. Sales in these areas increased from approximately (Yen)0.6 billion in 1998 to approximately (Yen)1.5 billion ($14.7 million) in 1999. The increase was due primarily to increased license renewals by corporate customers and Virus Buster updates in September 1999. As a percentage of net sales, sales in these areas increased from approximately 6% in 1998 to approximately 10% in 1999. Royalties totaled approximately (Yen)0.5 billion or 5% of net sales in 1998. No royalties were paid in 1999. The decrease was due to termination in 1998 of license agreements for a third party to sell PC-cillin under that party's brand name and for another third party to license scan engine technology. The remainder of our net sales consists of sales of other products, which totaled approximately (Yen)0.2 billion ($2.0 million) or 2% of net sales in each of 1998 and 1999.

Cost of Sales

         Cost of sales consists primarily of outbound shipping and handling costs, costs of manuals and packaging, and amortization of software development costs. Cost of sales decreased 14% from approximately (Yen)559.5 million in 1998 to approximately (Yen)481.6 million ($4.7 million) in 1999. The decrease was primarily due to the decrease in retail package sales for personal computer software, which has lowered costs by reducing the amount of packaging required for our net sales.

Operating Expenses

         Operating expenses increased 22% from approximately (Yen)7.6 billion in 1998 to approximately (Yen)9.2 billion ($90.2 million) in 1999.

         Selling

         Selling expenses consist primarily of advertising and selling commissions. Selling expenses were approximately (Yen)1.6 billion in 1998 and approximately (Yen)2.2 billion ($21.9 million) in 1999, an increase of 38%. The increase was primarily a result of increased advertising expenditures in Japan and the U.S.

         Research and development

         Research and development expenses consist primarily of payroll and related expenses for software engineers who develop and update our anti-virus software products. Research and development expenses increased 4% from approximately (Yen)960.2 million in 1998 to approximately (Yen)994.3 million ($9.7 million) in 1999. Research and development personnel increased from 152 at December 31, 1998 to 204 at December 31, 1999. Our research and development expenses in 1999 grew at a slower rate than our 1999 net sales largely due to our substantially increased research and development spending in 1998, the benefits of which carried over into 1999. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred. In our software development process, technological feasibility is established upon completion of all significant testing for the original English language version of the product. We produce local language versions of our anti-virus software, such as Japanese and Chinese, from the English language version by adding local language functions. Localization costs, which include direct labor and overhead costs, are capitalized and amortized over the estimated life of the product in accordance with Statement of Financial Accounting Standards No. 86. We believe that we will need to continue to incur costs to update current products and develop new products to remain competitive. Accordingly, we expect our research and development expenses to increase moderately in absolute terms in future periods.

         General and administrative

         General and administrative expenses consist primarily of payroll and related expenses, customer service, accounting and administration and other general corporate expenses. General and administrative expenses increased 20% from approximately (Yen)5.0 billion in 1998 to approximately (Yen)6.0 billion ($58.6 million) in 1999, representing approximately 51% and 44% of net sales for these years. The increase in general and administrative expenses was primarily due to higher payroll costs due to new hires and existing employees. Employees engaged in activities other than research and development increased from 382 at December 31, 1998 to 494 at December 31, 1999. We expect general and administrative costs to increase in absolute terms in future periods as we expand our operations.

Other income (expense)

         We earned interest income of approximately (Yen)44.6 million during 1998 and approximately (Yen)148.5 million ($1.4 million) during 1999. Interest income in 1999 was primarily earned from the investment of approximately (Yen)10.2 billion ($89.8 million) in net proceeds from our August 1998 Japanese initial public offering in Japanese money market funds and other cash equivalents, and from interest received from our investment in bonds issued by SOFTBANK.

         In 1999 we recognized a gain on sales of marketable securities of approximately (Yen)280.5 million ($2.7 million). The gain primarily resulted from our sale in shares of common stock of USWeb/CKS, a Nasdaq-listed U.S. technology company. At December 31, 1999, we held common stock of USWeb/CKS with an unrealized gain of approximately (Yen)412.4 million ($4.0 million). In March 2000, pursuant to Whittman-Hart's acquisition of USWeb/CKS in a stock-for-stock merger transaction, we received common shares of MarchFirst, the renamed Whittman-Hart parent entity following the merger, in exchange for our remaining holdings of USWeb/CKS common stock.

Income Taxes

         Our statutory tax rate was 51.4% in 1998 and 47.7% in 1999. A change in Japanese income tax regulations reduced our statutory rate to approximately 42.1% beginning on January 1, 2000. Our effective tax rate was 76.3% in 1998 and 46.2% in 1999. The difference between our statutory and effective tax rates in 1998 and 1999 resulted largely from changes in the valuation allowances relating to tax-deferred assets held by our U.S. subsidiary, and non-tax deductible expenses in the form of non-cash warrant compensation expense of approximately
(Yen)397.5 million in 1998 and approximately (Yen)379.8 million ($3.7 million) in 1999.

Comparison of the Years Ended December 31, 1997 and 1998

         The following table sets forth the results of operations for Trend Micro in absolute terms and as a percentage of net sales. Our historical operating results are not necessarily indicative of the results for any future period.

                                                     -----------------------------------------------------------------------
                                                           1997           1997             1998            1998       1998
                                                     -----------------------------------------------------------------------

                                                                       (in thousands, except percentages)
Net sales.....................................      (Yen)7,397,979         100.0%   (Yen)9,745,664        100.0%     $ 86,184
Cost of sales.................................             733,789           9.9           559,530          5.7         4,948
                                                    --------------  ------------    --------------  -----------  ------------
     Gross profit.............................           6,664,190          90.1         9,186,134         94.3        81,236
                                                    --------------  ------------    --------------  -----------  ------------

Operating expenses:
     Selling..................................           1,315,492          17.8         1,617,759         16.6        14,306
     Research and development...............               557,001           7.5           960,156          9.9         8,491
     General and administrative...............           2,755,435          37.3         4,994,937         51.2        44,172
                                                    --------------  ------------    --------------  -----------  ------------
         Total operating expenses.............           4,627,928          62.6         7,572,852         77.7        66,969
                                                    --------------  ------------    --------------  -----------  ------------

Operating income                                         2,036,262          27.5         1,613,282         16.6        14,267

Other income (expense):
     Interest income..........................              46,203           0.6            44,620          0.4           394
     Interest expense.........................             (34,984)         (0.5)          (29,279)        (0.3)         (259)
     Gain on sales of marketable securities...                   -             -           146,310          1.5         1,294
     Foreign exchange gain (loss), net........              66,907           0.9           (70,934)        (0.7)         (627)
     Other income (expense), net..............               3,508           0.1            (6,133)        (0.1)          (54)
                                                    --------------  ------------    --------------  -----------  ------------
         Total other income.................                81,634           1.1            84,584          0.8           748
                                                    --------------  ------------    --------------  -----------  ------------

Income before income taxes...................            2,117,896          28.6         1,697,866         17.4        15,015
                                                    --------------  ------------    --------------  -----------  ------------

Income taxes:
     Current................................             1,337,364          18.1         1,641,902         16.8        14,520
     Deferred...............................               (70,919)         (1.0)         (347,151)        (3.5)       (3,070)
                                                    --------------  ------------    --------------  -----------  ------------
                                                         1,266,445          17.1         1,294,751         13.3        11,450
                                                    --------------  ------------    --------------  -----------  ------------

Net income..................................        (Yen)  851,451          11.5%   (Yen)  403,115          4.1%     $  3,565
                                                    ==============  ============    ==============  ===========  ============

Net Sales

         Net sales increased 32% from approximately (Yen)7.4 billion for the year ended December 31, 1997 to approximately (Yen)9.7 billion ($86.2 million) for the year ended December 31, 1998. The increase was primarily due to increased sales of internet-based products such as InterScan VirusWall and ScanMail, which grew from approximately (Yen)1.5 billion or 20% of our net sales in 1997 to approximately (Yen)2.8 billion ($24.8 million) or 29% in 1998. Net sales of server-based products, primarily ServerProtect, increased in absolute terms from approximately (Yen)0.8 billion in 1997 to approximately (Yen)1.0 billion ($8.7 million) in 1998 and decreased slightly as a percentage of net sales from 11% in 1997 to 10% in 1998, reflecting higher corporate demand for internet-based products.

         Net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, declined as a percentage of net sales, but still represented the largest portion of our net sales in 1998, totaling approximately (Yen)3.7 billion ($32.6 million), or 38% of net sales. Sales of these products totaled approximately (Yen)3.2 billion or 43% of net sales in 1997. Within the personal computer product category, retail package sales of personal computer software decreased slightly from approximately
(Yen)1.8 billion in 1997 to approximately (Yen)1.6 billion ($13.9 million) in 1998, while site license sales of personal computer software to corporate end users increased significantly from approximately (Yen)1.4 billion in 1997 to approximately (Yen)2.1 billion ($18.7 million) in 1998. The increase was due primarily to higher demand by corporate end users for our product suites which typically include our personal computer software products.

         Net sales of our products to other companies for inclusion in their products increased in absolute terms from approximately (Yen)0.5 billion in 1997 to approximately (Yen)1.0 billion ($8.6 million) in 1998, and as a percentage of net sales from 7% in 1997 to 10% in 1998. This increase was primarily due to significant growth in net sales of our Trend ChipAway Virus product, which increased from approximately (Yen)31.1 million in 1997 to approximately
(Yen)479.9 million ($4.2 million) in 1998.

         Service sales increased in absolute terms from approximately (Yen)0.5 billion in 1997 to approximately (Yen)0.6 billion ($5.2 million) in 1998, but decreased slightly in percentage terms from 7% of net sales in 1997 to 6% in 1998. Royalties totaled approximately (Yen)0.5 billion or 7% of net sales in 1997, and approximately (Yen)0.5 billion ($4.1 million) or 5% in 1998. The decrease in percentage terms was due to termination in 1998 of license agreements for a third party to sell PC-cillin under that party's brand name and for a third party to license scan engine technology. Net sales of other products decreased from approximately (Yen)0.4 billion or 5% of net sales in 1997 to approximately (Yen)0.2 billion ($1.8 million) or 2% in 1998. The decrease was primarily due to a suspension of sales of some products on a customized combined basis.

Cost of Sales

         Cost of sales decreased 24% from approximately (Yen)733.8 million for the year ended December 31, 1997 to approximately (Yen)559.5 million ($4.9 million) for the year ended December 31, 1998. The decrease was primarily attributable to cost savings from

         .  our delivery in 1998 to distribute our products only on CD-ROMs, and

         .  our delivery of computer virus signature updates via the internet.

Operating Expenses

         Operating expenses increased 64% from approximately (Yen)4.6 billion for the year ended December 31, 1997 to approximately (Yen)7.6 billion ($67.0 million) for the year ended December 31, 1998.

         Selling

         Selling expenses were approximately (Yen)1.3 billion for the year ended December 31, 1997 and approximately (Yen)1.6 billion ($14.3 million) for the year ended December 31, 1998, an increase of 23%. The increase was primarily a result of increased advertising expenditures in Japan and the U.S.

         Research and development

         Research and development expenses increased 72% from approximately
(Yen)557.0 million for the year ended December 31, 1997 to approximately
(Yen)960.2 million ($8.5 million) for the year ended December 31, 1998. The increase was primarily attributable to hiring of additional software engineers to support product development and quality assurance. Research and development personnel increased from 116 at December 31, 1997 to 152 at December 31, 1998.

         General and administrative

         General and administrative expenses increased 81% from approximately
(Yen)2.8 billion for the year ended December 31, 1997 to approximately (Yen)5.0 billion ($44.2 million) for the year ended December 31, 1998, representing approximately 37% and 51% of net sales for these years. The increase was primarily due to higher payroll costs due to new hires and bonuses to existing employees, as well as non-cash compensation expense of approximately (Yen)397.5 million ($3.5 million) relating to our employee stock incentive programs and increased lease expenses. Employees engaged in activities other than research and development increased from 239 at December 31, 1997 to 382 at December 31, 1998.

Other income (expense)

         We earned interest income of approximately (Yen)46.2 million during 1997 and approximately (Yen)44.6 million ($0.4 million) during 1998. Interest income in 1997 was primarily earned from investments in time deposits in Taiwan. Interest income in 1998 was primarily earned from the investment of approximately (Yen)10.2 billion ($89.8 million) in net proceeds from our August 1998 Japanese initial public offering in Japanese money market funds and other cash equivalents. Interest income decreased slightly in 1998, despite an increase in cash and cash equivalents, due to a change from time deposits in Taiwan, which generally earn a higher rate of interest, to Japanese money market funds and other cash equivalents.

         For the year ended December 31, 1998, we recognized a gain on sales of marketable securities of approximately (Yen)146.3 million ($1.3 million), primarily in connection with our sale of common stock of USWeb/CKS. As of December 31, 1999, we continued to hold USWeb/CKS common stock with an unrealized gain of approximately (Yen)412.4 million ($4.0 million).

Income Taxes

         Our statutory tax rate for each of the years ended December 31, 1997 and 1998 was 51.4%. A change in Japanese income tax regulations reduced this rate to approximately 47.7% beginning on January 1, 1999. Our effective tax rate was 59.8% for 1997 and 76.3% for 1998. The increase in the effective rate for 1998 was primarily due to increased taxes as a result of an increase in non-tax deductible expenses in the form of non-cash warrant compensation expense of approximately (Yen)397.5 million ($3.5 million). The increase was also attributable to an approximately (Yen)174.3 million ($1.5 million) net increase in the valuation allowance for tax-deferred assets held by our U.S. subsidiary.

Accounting Differences between Japanese GAAP and U.S. GAAP

         We prepare financial statements in accordance with both Japanese GAAP and U.S. GAAP. In this Annual Report we include five years of selected financial information in accordance with Japanese GAAP, and two years of consolidated financial statements, prepared in accordance with U.S. GAAP.

The principal differences between Japanese GAAP and U.S. GAAP which affect our net sales and net income are:

         . Revenue Recognition: A portion of our net sales from product licenses is attributable to post-contract support, such as product updates, virus pattern updates and customer support. Under Japanese GAAP, the portion of net sales attributable to these services is recognized as income at the beginning of the license term. Under U.S. GAAP, these service revenues are deferred and recognized ratably over the license term.

         . Warrant Compensation Expense: Under Japanese GAAP, the carrying value of the 1998 warrants is recognized as compensation expense when the warrants are distributed to employees. This carrying value is equal to (Yen)2.85 per warrant, which was the amount we paid to repurchase the warrants from SOFTBANK. Under U.S. GAAP, the non-cash compensation charge associated with the 1998 warrants which we have recorded in the amount of (Yen)397.5 million in 1998 and (Yen)379.8 million ($3.7 million) in 1999, and will record in the amount of(Yen)101.5 million in 2000, is accrued as an expense. This expense accounts for the difference between the exercise price and the deemed fair market value of the shares underlying the 1998 warrants as of the grant date of the warrants.

         .   Bonuses to Directors and Employees of Certain Non-U.S.
             Subsidiaries: We accrued (Yen)191 million ($1.7 million) in bonuses to directors and employees of some of our non-U.S. subsidiaries in 1998. Under Japanese GAAP, these bonuses are accounted for as an appropriation of retained earnings when approved by our stockholders. Under U.S. GAAP, these bonuses are generally accrued as expense.

Liquidity and Capital Resources

         Prior to our initial public offering, we financed our operations primarily through the private placement of common stock, bank lines of credit and funds generated from operations. In August 1998, we completed our initial public offering in Japan, in which we issued 2.5 million shares at a price of
(Yen)1,433 per share. Proceeds from the initial public offering were approximately (Yen)10.2 billion ($89.8 million), net of offering costs.

         At December 31, 1999, we had cash and cash equivalents and marketable securities of approximately (Yen)16.2 billion ($159.3 million), up from approximately (Yen)11.1 billion at December 31, 1998. The increase was primarily due to operating activities and proceeds from our issuance of bonds.

         Net cash used in operating activities was approximately (Yen)610.5 million in 1998 compared to net cash provided by operating activities of approximately (Yen)1.5 billion ($14.5 million) in 1999. Cash used in operating activities in 1998 was primarily the result of lower net income, an increase in accounts receivable relating to net sales in the fourth quarter of 1998 and a decrease in accrued income and other taxes related to payment of estimated Japanese corporate income tax. This decrease was partially offset by amortization of deferred compensation expense relating to the warrants issued in 1997 and 1998 and deferred revenue associated with increased net sales. The decrease was also offset by an increase in other current liabilities related to withholding taxes imposed upon dividends paid by our Taiwan subsidiary and upon inter-company payments in connection with relocation of our corporate headquarters to Japan. Cash provided by operating activities in 1999 was primarily the result of higher net income, an increase in deferred revenue associated with increased net sales and amortization of deferred compensation expense relating to the warrants issued in 1997 and 1998. These increase were primarily offset by an increase of accounts receivable relating to increased net sales.

         Net cash used in investing activities was approximately (Yen)1.5 billion in 1998 and approximately (Yen)2.7 billion ($26.0 million) in 1999. The increase from 1998 to 1999 was primarily due to a (Yen)4.0 billion ($39.8 million) increase in payments for purchases of marketable securities and a
(Yen)1.0 billion

($9.4 million) increase in payments for other investments. This increase was partially offset by proceeds from sales of marketable securities of (Yen)2.4 billion ($23.4 million) and proceeds from maturates of marketable securities for
(Yen)1.1 billion ($10.8 million).

         Net cash provided by financing activities was approximately (Yen)10.4 billion in 1998 and approximately (Yen)7.6 million ($74.2 million) in 1999. Net cash provided by financing activities in 1998 consisted primarily of cash received from the issuance of shares in our initial public offering. Net cash provided by financing activities in 1999 consisted primarily of proceeds from our issuance of bonds in connection with our 1999 warrants.

         In 1998, we entered into three overdraft agreements with Japanese commercial banks, under which we are able to obtain short-term financing at prevailing interest rates for periods not in excess of one year. The aggregate amount available under these overdraft agreements is (Yen)800 million ($7.8 million). Each of the overdraft agreements has an initial one-year term and is automatically renewed for additional one-year terms unless otherwise notified by either party. At December 31, 1999, no amounts were outstanding under these overdraft agreements.

         During the year ended December 31, 1998, our Taiwan subsidiary entered into three lines of credit. Under these lines of credit, an aggregate of
(Yen)1.3 billion ($11.1 million) was available. We cancelled these lines of credit during 1999, and no amounts were outstanding on December 31, 1999.

         In July 1999, we issued (Yen)6 billion worth of unsecured bonds in connection with our 1999 incentive plan. We used the proceeds of the bond issuance for working capital and general corporate purposes.

         Our capital requirements depend on numerous factors, including

         .   market acceptance of our products,

         . the resources we devote to developing, marketing, selling and supporting our products, and

         . the extent to which we are able to establish relationships with strategic partners in the U.S., Europe and elsewhere.

We plan to devote additional capital resources to hire additional engineers and other employees and expand our product development, support, and sales and marketing organizations, to expand marketing programs, establish additional facilities worldwide and for other general corporate activities. Additionally, in the future we may make acquisitions and strategic investments in order to grow our business. We believe that our current cash balance, cash flow from operations and existing credit facilities will satisfy our working capital and capital expenditure requirements for the next 12 months. However, we cannot be sure that we will not require additional funding during the next twelve months or in the future. If we do need additional funding during the next 12 months or in the future, such funding may not be available on commercially reasonable terms, if at all. Even if no such additional funds are required, we may seek additional equity or debt financing.

Year 2000 Compliance

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, the Year 2000 problem is that software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This software will need to be upgraded to accept four digit entries to distinguish between 21st century and 20th century dates and avoid software failures or erroneous data results.

         We have evaluated all of the internally-developed and third-party software and hardware technology which we use for Year 2000 compliance. We use multiple software systems in our operations. These systems include several financial, sales and customer support software programs which have been developed by other companies and which are material to our business. Based on our evaluation, we believe that these programs are Year 2000 compliant, and, as of April 30, 2000, we have not experienced any material Year 2000-related problems. The costs which we have incurred in the course of our Year 2000 evaluation process have not been material.

         Although we have not experienced any material Year 2000 problems as of April 30, 2000, there can be no assurance that such problems will not occur in the future.

Item 9A. Market Risk Disclosure

         As discussed in Note 18 to the consolidated financial statements, we have a policy not to utilize any derivative financial instruments with off-balance sheet risk. The financial instruments other than derivatives as of December 31, 1999 were cash and cash equivalents including money market funds, marketable debt and equity securities, accounts receivable and payable and short-term borrowings. Among these financial instruments, we do not have significant market sensitive instruments with significant exposure to market risk, except for the following:

         . An investment in USWeb/CKS, which was formerly listed on The Nasdaq National Market. This investment had a fair market value of $4.6 million as at December 31, 1999. During the course of the year ended December 31, 1999, the high, low and month-end average trading prices for the investment were $51.69, $17.63 and $31.23. The potential change in the fair market value of the investment, assuming a 10% change in prices, would be a gain or loss of approximately $460,000. USWeb/CKS has merged with Whittman-Hart in March 2000. The shares of marchFIRST, the renamed Whittman-Hart parent entity following the merger, now trade on The Nasdaq National Market under the symbol MRCH.

Item 10.   Directors and Officers of Registrant

         The following table shows information regarding Trend Micro's directors and executive officers as of April 30, 2000. Our directors serve on the board for two year terms and statutory auditors serve for three year terms. Our executive officers serve at the discretion of the board. The terms of Messrs. Chang, Lai and Kitao and Ms. Chiang expire upon the completion of our ordinary shareholders' meeting in 2001. The terms of Messrs. Nakanishi and Watanabe expire upon the completion of our ordinary shareholders' meeting in 2002. The terms of Messrs. Sano, Kajikawa and Kawashima expire upon completion of our ordinary shareholders' meeting in 2002. The term of Mr. Hasegawa expires upon completion of our ordinary shareholders' meeting in 2003.

Name                                     Age      Position(s)
----                                     ---      -----------
Steve Ming-Jang Chang                     45      Representative Director; President, Chief Executive Officer and
                                                  Chairman of the Board
Andrew Kwok-To Lai                        43      Director; Chief Operating Officer and Executive Vice President
Eva Yi-Fen Chiang                         41      Director; Chief Technology Officer and Executive Vice
                                                  President
Hiroyuki Nakanishi                        42      Director; Chief Financial Officer
Toshihiro Watanabe                        38      Director
Yoshitaka Kitao                           49      Director
Fumio Hasegawa                            60      Statutory Auditor
Mitsuo Sano                               43      Statutory Auditor
Akira Kajikawa                            41      Statutory Auditor
Katsuya Kawashima                         37      Statutory Auditor

          Eva Yi-Fen Chiang, Director, Chief Technology Officer and Executive Vice President of Trend Micro, is Steve Ming-Jang Chang's sister-in-law.

Item 11.  Remuneration of Directors and Officers
          --------------------------------------

          For the fiscal year ended December 31, 1999, the aggregate compensation of all directors and executive officers paid or accrued by Trend Micro was (Yen)72.9 million ($713,270).

          Under the Japanese Commercial Code and local practice, we may make severance payments to a retired director or statutory auditor with shareholder approval, if our management proposes such payments based on a resolution of our board of directors. However, we do not intend to make such a proposal for directors. We have an internal formula to determine the amounts of severance payments to directors and statutory auditors if we were to make such a proposal for statutory auditors. We have not recorded any liabilities relating to severance payments to directors and statutory auditors as of December 31, 1997, 1998 and 1999 because we have no liabilities to directors, and related liabilities to statutory auditors were insignificant.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries
          --------------------------------------------------------------

          1997 Incentive Plan and 1998 Incentive Plans

          Our 1997 incentive plan and 1998 incentive plans provide for the grant of warrants to purchase shares to employees and directors. All directors and employees of Trend Micro and its subsidiaries, other than directors or employees residing in California and holding more than 10% of the outstanding shares, were eligible to participate in the incentive plans.

          All of the warrants authorized under the incentive plans, representing an aggregate of 5,326,800 shares, have been issued. As of April 30, 2000, warrants to purchase a total of 3,549,300 shares have been exercised, warrants to purchase a total of 374,400 shares have been retired, and warrants to purchase a total of 1,403,100 shares remain issued and outstanding. All warrants issued to date under the incentive plans were issued with an exercise price of
(Yen)285 per share. Under the incentive plans, any warrants that have been retired, expired, become unexercisable or forfeited for any reason are not available for any future issuances.

          If required by applicable regulations, the exercise price of a warrant will be not less than 85% of the fair market value of the shares issuable upon exercise of the warrant on the date of grant. The warrants are exercisable at a rate determined by the board of directors in its sole discretion. However, the incentive plans provide that in no event will any warrant become exercisable at a rate less than 20% per year for each of the first five years from its issue date, and no warrant is exercisable after 10 years from its issue date.

          The board of directors may amend the incentive plans and warrants and may assume, repurchase or resell outstanding warrants at any time in compliance with applicable laws, but any amendment or modification which materially alters or impairs a warrant holder's rights requires the warrant holder's prior written consent. The incentive plans permit the board of directors to impose transfer restrictions on the shares issuable upon exercise of the warrants, including a right of first refusal to purchase the shares. Each of the incentive plans terminates ten years after its respective date of adoption.

          Due to restrictions under the Japanese Commercial Code, the warrants were not issued directly to eligible employees but were initially issued as unsecured bonds with detachable warrants with a face value equal to the exercise price of the warrants. The bonds were issued and sold to SOFTBANK, upon which we fully redeemed the bonds and repurchased the warrants. Following these transactions, we transferred some of the warrants to our Japanese employees and sold the remaining warrants to our subsidiaries for transfer to employees at our subsidiaries.

          1999 Incentive Plan

          We have adopted the Trend Micro Incorporated 1999 incentive plan. The 1999 incentive plan has two components:

          . we have issued warrants to acquire up to 937,500 newly-issued shares to employees in Japan and employees of our non-U.S. subsidiaries; and

          . under the U.S. program of the plan, STG Incentive Company L.L.C., a Delaware limited liability company organized by Gainway Enterprises Limited, Trueway Company Limited and Steve Ming-Jang Chang, has issued options directly to employees and directors of Trend U.S. to acquire up to 810,000 shares from STG Incentive Company L.L.C.

          The exercise price per share for the warrants and the options issued under the 1999 incentive plan is the fair market value of the shares on the date on which the exercise price was determined. We have issued the warrants in the form of unsecured bonds with detachable warrants. Immediately following issuance of the bonds, we repurchased the warrants and issued some of the warrants to our Japanese employees and sold the remaining warrants to our subsidiaries for issuance to employees outside of Japan and the United States. The terms of the warrants issued under our 1999 incentive plan are substantially identical to those of the warrants issued under the 1997 and 1998 incentive plans.

          Trend U.S. determines the allocation of and vesting for options. Options are granted by STG Incentive Company L.L.C. at the direction of Trend U.S. Each option gives the option holder the right to purchase one unit of 500 shares during the four-year period from the date of grant. The options will not be transferable other than by inheritance or under a domestic relations order by a court. Upon exercise of an option, the option holder will deposit the underlying shares into the ADS facility and receive ADSs. The custodian will return shares underlying options which have not been exercised as of the end of the option term to STG Incentive Company L.L.C. for distribution to Trueway, Gainway and Mr. Chang.

          Warrant and Option Grants to Directors and Executive Officers

          The following table shows information about the warrants and options granted to the directors and executive officers of Trend Micro which are outstanding as of April 30, 2000.

                                Expiration       Total Number of Shares
                                ----------       ----------------------
Name                               Date                Underlying                  Aggregate Exercise Price (1)
----                               ----                -----------                 ------------------------
                                                    Warrants/Options
                                                    ----------------
Andrew Kwok-To Lai              7/12/2003                  51,000                  $2,559,690

Eva Yi-Fen Chiang               7/12/2003                  51,000                  $2,559,690

Yoshitaka Kitao                 7/22/2002                  53,125                                 (Yen)340,000,000

Hiroyuki Nakanishi              7/22/2002                  53,125                                 (Yen)340,000,000

Toshihiro Watanabe              7/22/2002                   8,593                                  (Yen)54,995,200

Directors and                  7/22/2002 -
  Executive Officers as a       7/12/2003                 216,843                  $5,119,380     (Yen)734,995,200
  group (10 persons)

(1) Yen figures represent aggregate yen-denominated exercise prices for warrants, and dollar figures represent aggregate dollar-denominated exercise prices for options.

Item 13.   Interest of Management in Certain Transactions
           ----------------------------------------------

          Transactions with SOFTBANK

          In December 1996, we concluded a series of agreements with SOFTBANK involving an investment by SOFTBANK in Trend Micro and the distribution by SOFTBANK of our products in Japan.

          Stock Purchase. In December 1996, SOFTBANK purchased 18,900,000 shares from Steve Chang, Eva Chiang and several of their family members for approximately (Yen)555 per share, or an aggregate of (Yen)3.5 billion. At the time of the investment, the purchased shares represented 35% of our outstanding shares. In accordance with a price adjustment provision in the purchase agreement, SOFTBANK paid an additional (Yen)5 billion ($44.2 million) upon our Japanese initial public offering in August 1998. SOFTBANK sold 3,000,000 shares to an unaffiliated third party in September 1998, 12,750,000 shares in a global offering of our shares in July 1999, and the remaining 3,150,000 shares in March 2000. Until the purchase agreement was amended in June 1998 to delete a provision providing for such meetings, senior representatives from the two companies occasionally held management meetings to discuss operational and management issues relating to our business. The purchase agreement is no longer in effect. In addition, Mr. Yoshitaka Kitao and Mr. Hiroyuki Nakanishi, who are members of our board of directors, are a SOFTBANK executive and a former SOFTBANK employee, respectively. Also, three of our statutory auditors, Mr. Akira Kajikawa, Mr. Katsuya Kawashima and Mr. Mitsuo Sano, are current or former employees of SOFTBANK.

          Distribution. We have an important distribution agreement with SOFTBANK, our largest distributor in Japan as discussed under "Business--Sales and Marketing--Japan."

          Acquisition of SOFTBANK bonds. Between October 1998 and December 1998, Trend Micro purchased in the public market an aggregate of 12,000,000 units of bonds issued by SOFTBANK, for a total purchase price of
(Yen)1,200,826,000. Of these bonds, 11,000,000 units had a maturity date of October 18, 1999 and a 2.3% annual interest rate. Semi-annual interest payments under these bonds were made on April 18 and October 18 of each year. The remaining 1,000,000 units have a maturity date of October 18, 2000, and bear interest at the rate of 2.65% per annum. Semi-annual interest payments under these bonds are also made on April 18 and October 18 of each year. We also currently own 17,000,000 units of SOFTBANK bonds which we purchased for (Yen)1.7 billion in March 1999. These bonds are due March 24, 2003 and bear 3% interest. Semi-annual interest payments under these bonds are due March 24 and September 24 of each year. In each instance, we purchased the SOFTBANK bonds at the then current fair market value of these bonds and in brokered transactions.

          Issuance of Bonds to SOFTBANK in Connection with Incentive Plans. In connection with the 1997 and 1998 incentive plans, we issued unsecured bonds with detachable warrants to SOFTBANK in the following amounts: on October 17, 1997, (Yen)908.5 million; on April 15, 1998, (Yen)412.9 million; and on June 15, 1998, (Yen)196.6 million. We immediately fully redeemed the bonds on their dates of issuance at their face value. We also repurchased all of the detachable warrants upon issuance of each bond and immediately distributed such warrants, at the fair market price on the date of issuance, to our and our subsidiaries' participating employees.

          We issued approximately (Yen)6 billion worth of unsecured bonds with detachable warrants to SOFTBANK, which may include affiliated companies, in connection with the 1999 incentive plan. These bonds remain outstanding. We have also repurchased the detachable warrants and distributed them, with an exercise price equal to the fair market value of the underlying shares on the date of issuance, to our and our non-U.S. subsidiaries' employees. The bonds will bear interest at the annual rate of 2.5%.

          Investment in SoftTrend Capital. In December 1999, Trend Micro invested (Yen)12.5 million (approximately $122,000) in SoftTrend Capital Corporation. As of April 30, 2000, Trend Micro is a 20% shareholder of SoftTrend Capital. SoftTrend Capital is indirectly owned by SOFTBANK, and acts as manager for the SOFTBANK Internet Fund. Yoshitaka Kitao, who serves on the board of directors of both Trend Micro and SOFTBANK, is president and chief executive officer of SoftTrend Capital. Steve Ming-Jang Chang, Trend Micro's president and chief executive officer, also became a board member of SoftTrend Capital upon Trend Micro's investment in SoftTrend Capital. The SOFTBANK Internet Fund is a venture capital fund established in July 1999 for the purpose of making investments in internet-related companies. In December 1999, Trend Micro also made an investment of (Yen)960 million (approximately $9.4 million) in the SOFTBANK Internet Fund.

          Acquisition of Shares of USWeb. In May 1997, Trend Micro purchased common stock, and warrants to purchase common stock, of USWeb/CKS in a private placement for a total purchase price of $1.3 million. We sold 60,000 of these shares in September 1999 and 25,000 shares in December 1999. Aggregate proceeds from the sales of these shares were approximately $3.2 million. USWeb/CKS has subsequently merged with Whittman-Hart. In March 2000 we received shares of the merged entity, renamed marchFIRST, in exchange for the 104,170 shares of USWeb/CKS common stock that we then owned. SOFTVEN No. 2 Investment Enterprise Partnership, a venture capital fund which is managed by a wholly-owned subsidiary of SOFTBANK, is a former shareholder of USWeb/CKS.

                                    PART II

Item 14.   Description of Securities to be Registered
           ------------------------------------------

Not applicable

                                   PART III

Item 15.   Defaults upon Senior Securities
           -------------------------------

None

Item 16.   Changes in Securities and Changes in Security for Registered
           ------------------------------------------------------------
           Securities
           ----------

None

                                    PART IV

Item 17.   Financial Statements
           --------------------

Not applicable

Item 18.   Financial Statements
           --------------------

See Financial Statements.

Summary of Significant Differences Between Generally Accepted Accounting Principles in Japan and the United States

          We have prepared our consolidated financial statements in conformity with U.S. GAAP. However, other financial information in this Annual Report has been prepared in conformity with Japanese GAAP, which differs from U.S. GAAP in material respects. This summary highlights some significant differences between Japanese GAAP and U.S. GAAP applicable to Trend Micro and our consolidated subsidiaries. However, this summary is not exhaustive. In addition, regulatory bodies that promulgate Japanese GAAP and U.S. GAAP have significant projects ongoing that could affect companies such as Trend Micro in the future. We have not attempted to identify below future differences between Japanese GAAP and U.S. GAAP as the result of prescribed changes in accounting standards.

1.        Statement of cash flows

          Under Japanese GAAP, a consolidated statement of cash flows was not required as part of Trend Micro's basic financial statements for the 1998 fiscal year. Such statement was required as part of Trend Micro's basic financial statements for the 1999 fiscal year.

          Under U.S. GAAP, a statement of cash flows is required as part of the basic financial statements, and cash and cash equivalents include highly liquid investments that generally have original maturities at the time of purchase of three months or less.

2.        Post-contract support revenues

          Under Japanese GAAP, we recognize revenues related to post-contract support agreements upon the commencement of the agreement. Trend Micro's renewed software license agreements are considered post-contract support agreements. Under U.S. GAAP, post-contract support revenues are deferred and recognized over the period of the agreements.

3.        Valuation of inventories

          Under Japanese GAAP, inventories can be stated at the lower of cost or market.

          U.S. GAAP requires all inventories to be valued at the lower of cost or market.

4.        Valuation of securities

          Under Japanese GAAP, investments in marketable securities are stated at the lower of cost or market, and non-marketable securities can be stated at cost. However, when significant impairment of value has been deemed permanent, cost is appropriately reduced.

          Under U.S. GAAP, investments in debt securities and equity securities that have readily determinable fair values, except for investments accounted for using the equity method, are to be classified in three categories and accounted for as follows:

          (a) Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Unrealized holdings gains and losses are not reported in the financial statements until realized or until a decline in fair value below cost is deemed to be other than temporary.

          (b) Debt and marketable equity securities that are acquired and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

          (c) Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

5.        Accounting for income taxes

          Under Japanese GAAP, income taxes are principally provided for based on taxable income for the period, determined in accordance with applicable tax laws. For fiscal years beginning on or after April 1, 1999, deferred tax accounting must be applied in consolidated financial statements. Trend Micro has applied deferred tax accounting in its consolidated financial statements since the 1996 fiscal year.

          U.S. GAAP requires that deferred income taxes be recognized for temporary differences between the tax basis of the assets or liabilities and the reported amount in the financial statements and for tax loss carry-forwards which are permitted to be carried forward to offset taxable income over the next five years under the Japanese Income Tax Law. A valuation allowance is provided for the deferred tax assets if it is more likely than not that these assets will not be realized.

6.        Translation of Foreign Currency Financial Statements

          Under Japanese GAAP, financial statements of overseas subsidiaries, affiliated companies and branches are translated into Japanese yen at the exchange rates prevailing at the end of the fiscal year of each entity, except for the shareholders' equity accounts, which are translated at historical rates. Income and expenses are translated at average rates of exchange prevailing during the year. Resulting gains and losses are deferred and presented as an asset or liability on the balance sheet.

          Under U.S. GAAP, assets and liabilities of overseas entities are translated into Japanese yen at the respective fiscal year-end exchange rates. Income and expenses are translated at average rates of exchange prevailing during the year. Resulting gains and losses are excluded from income and included in a separate component of shareholders' equity.

7.        Accrued compensated absences

          Under Japanese GAAP, accrued compensated absences are normally not recognized for future absences due to the fact that such accruals do not meet the conditions for tax deductible provisions. The Company does not recognize such accrued compensated absences.

          U.S. GAAP requires that accrued compensated absences be recognized as earned by employees.

8.        Accounting for Employee Retirement and Severance Benefits

          Under Japanese GAAP, an accrual is established for unfunded retirement allowances in the amount payable if all employees voluntarily terminated their employment at the balance sheet date. For pension plans, pension expense is generally provided based on actuarial determinations and is charged to income when paid.

          U.S. GAAP requires pension costs to be actuarially computed and charged to expense as stipulated by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."

9.        Bonuses to Directors and Statutory Auditors

          Under Japanese GAAP, bonuses to directors and statutory auditors are accounted for as an appropriation of retained earnings when approved by the stockholders.

          Under U.S. GAAP, such bonuses are generally accrued as an expense.

10.       Warrant Compensation Expense

          Under Japanese GAAP, the carrying value of the warrants is recognized as compensation expense when the warrants are subsequently distributed to employees. The carrying value is equal to the purchase price paid by the company to repurchase the warrants following issuance of bonds with detachable warrants as required by Japanese law. No compensation expense is recognized based on the difference between the warrant exercise price and the fair value of the company's stock on the date of grant.

          Under U.S. GAAP, the difference between the fair value of the underlying stock as of the "measurement date," which, in general, is either the grant date or the date on which both the number of shares to which the employee is entitled and the exercise price are known, and the warrant exercise price is recognized as compensation expense and charged against income over the warrant vesting period.

Item 19.   Financial Statements and Exhibits
           ---------------------------------

(a)  Financial Statements

     Our Consolidated Financial Statements are filed with this Annual Report beginning on page F-1.

 (b)  Exhibits

 Exhibit                                                                              Sequentially
 Number                                    Document                                   Numbered Page
=========  ========================================================================   =============
  1.1*     Articles of Incorporation of Trend Micro

  2.1*+    Basic Agreement on Continual Sale and Purchase of Goods dated October 1,
           1999, between Trend Micro Incorporated and SOFTBANK COMMERCE CORP., and
           related agreements

  2.2*     Agreements relating to Acquisition of Nihon Unisoft Corporation

  3.1*     Subsidiaries of the Registrant

------------------------------
* Incorporated by reference to the corresponding exhibit to the Company's Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10586) filed on May 22, 2000.

+    Confidential treatment being requested for a portion of these documents.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TREND MICRO INCORPORATED

                                   By:        /s/ Chang Ming-Jang
                                       -----------------------------------------
                                       Name:  Chang Ming-Jang
                                       Title: Representative Director;
                                              President, Chief Executive Officer
                                              and Chairman of the Board
                                              (Principal Executive Officer)


Date:  May 24, 2000

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                   Page
Report of independent accountants...............................................................................   F-2

Consolidated balance sheets at December 31, 1998 and 1999.......................................................   F-3

Consolidated statements of income for the years ended December 31, 1997, 1998 and 1999..........................   F-5

Consolidated statements of comprehensive income for the years ended December 31, 1997, 1998 and 1999............   F-6

Consolidated statements of shareholders' equity for the years ended December 31, 1997, 1998 and 1999............   F-7

Consolidated statements of cash flows for the years ended December 31, 1997, 1998 and 1999......................   F-9

Notes to consolidated financial statements......................................................................   F-11

Financial statement schedule for the years ended December 31, 1997, 1998 and 1999:

Schedule II - Valuation and qualifying accounts.................................................................   F-36

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Financial statements of majority - owned subsidiaries of the registrant not consolidated and of 50% or less owned persons accounted for by the equity method have been omitted because the registrant's proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

                       Report of Independent Accountants
                       ---------------------------------

To the Shareholders and Board of Directors of Trend Micro Kabushiki Kaisha
("Trend Micro Incorporated"):


In our opinion, the consolidated financial statements and financial statement schedule listed in the accompanying index present fairly, in all material respects, the financial position of Trend Micro Incorporated and its consolidated subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers



PricewaterhouseCoopers
Tokyo, Japan
April 25, 2000

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                            Thousands of
                                                                            Thousands of yen                U.S. dollars
                                                                  -----------------------------------     ----------------
                                                                             December 31
                                                                  -----------------------------------        December 31,
                                                                       1998                1999                 1999
                                                                  ---------------     ---------------     ----------------
ASSETS
Current assets:
   Cash and cash equivalents.................................     (Yen) 9,396,477     (Yen)15,648,881     $        153,180
   Marketable securities.....................................           1,738,204             624,328                6,111
   Notes and accounts receivable, trade......................           4,474,510           6,057,172               59,291
   Allowance for doubtful accounts and sales returns.........            (338,881)           (382,973)              (3,749)
   Inventories...............................................              60,059              64,036                  627
   Deferred income taxes.....................................             394,922             922,061                9,026
   Prepaid expenses and other current assets.................             449,271             771,577                7,553
                                                                  ---------------     ---------------     ----------------
             Total current assets............................          16,174,562          23,705,082              232,039
                                                                  ---------------     ---------------     ----------------

Investments and other assets:
   Securities investments....................................              97,650           3,078,406               30,133
   Investment in and advances to affiliate company...........                   -              70,144                  687
   Intangibles...............................................             438,366             440,252                4,309
   Deferred income taxes.....................................             129,465             276,609                2,708
   Other.....................................................             380,253             461,125                4,514
                                                                  ---------------     ---------------     ----------------
                                                                        1,045,734           4,326,536               42,351
                                                                  ---------------     ---------------     ----------------

Property and equipment:
   Office furniture and equipment............................             637,442             998,126                9,770
   Other properties..........................................             128,747             222,094                2,174
                                                                  ---------------      --------------     ----------------
                                                                          766,189           1,220,220               11,944
   Less: Accumulated depreciation............................            (270,775)           (470,435)              (4,605)
                                                                  ---------------      --------------     ----------------
                                                                          495,414             749,785                7,339
                                                                  ---------------     ---------------     ----------------

                                                                  (Yen)17,715,710     (Yen)28,781,403     $        281,729
                                                                  ===============     ===============     ================

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                               Thousands of U.S.
                                                                                 Thousands of yen                  dollars
                                                                         ----------------------------------    -----------------
                                                                                    December 31
                                                                         ----------------------------------       December 31,
                                                                               1998              1999                1999
                                                                         ---------------   ----------------    -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings...............................................   (Yen)    71,720   (Yen)          -    $               -
  Notes payable, trade................................................           116,951            137,803                1,349
  Accounts payable, trade.............................................           296,438            578,332                5,661
  Accounts payable, other.............................................           347,762            633,806                6,204
  Withholding income taxes............................................           441,903            119,791                1,173
  Accrued expenses....................................................           403,276            343,243                3,360
  Accrued income and other taxes......................................           847,254            981,899                9,611
  Deferred revenue....................................................         1,332,505          2,185,659               21,394
  Other...............................................................            74,475            139,326                1,365
                                                                         ---------------   ----------------    -----------------
          Total current liabilities...................................         3,932,284          5,119,859               50,117
                                                                         ---------------   ----------------    -----------------
Long-term liabilities:
  Long term debt......................................................                 -          6,000,000               58,731
  Deferred revenue....................................................           140,049            226,365                2,216
  Accrued pension and severance costs.................................            70,797            125,246                1,226
                                                                         ---------------   ----------------    -----------------
                                                                                 210,846          6,351,611               62,173
                                                                         ---------------   ----------------    -----------------
Shareholders' equity:
   Common stock
      Authorized
      - 1998     72,000,000 shares  ((Yen)50 par value)
      - 1999     83,000,000 shares  ((Yen)50 par value)
      Issued and outstanding
      - 1998     62,506,800 shares....................................         5,081,714
      - 1999     64,842,900 shares....................................                              5,414,660               53,002
   Additional paid-in capital.........................................         7,735,744          9,198,712               90,042
   Legal reserve......................................................           129,157            149,991                1,468
   Deferred compensation..............................................          (481,331)          (101,528)                (994)
   Retained earnings..................................................         1,164,100          3,082,302               30,171
   Accumulated other comprehensive income -
     Net unrealized gain on debt and equity securities................           234,598            215,922                2,114
     Cumulative translation adjustments...............................          (278,522)          (632,988)              (6,196)
                                                                         ---------------   ----------------    -----------------
                                                                                 (43,924)          (417,066)              (4,082)
                                                                         ---------------   ----------------    -----------------
   Treasury stock, at cost (1998 - 5700 shares; 1999 - 875 shares)..             (12,880)           (17,138)                (168)
                                                                         ---------------   ----------------    -----------------
                                                                              13,572,580         17,309,933              169,439
                                                                         ---------------   ----------------    -----------------
Commitments and contingent liabilities..............................                   -                  -                    -
                                                                         ---------------   ----------------    -----------------
             Total liabilities and shareholders' equity.............     (Yen)17,715,710   (Yen) 28,781,403    $         281,729
                                                                         ===============   ================    =================

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                                                    Thousands of
                                                                            Thousands of yen                        U.S. dollars
                                                        -------------------------------------------------------   -----------------
                                                                           For the year ended                        For the year
                                                                               December 31                              ended
                                                        -------------------------------------------------------      December 31,
                                                              1997               1998                1999                1999
                                                        --------------      --------------      ---------------   -----------------
Net sales.............................................. (Yen)7,397,979      (Yen)9,745,664      (Yen)13,633,170   $         133,449
Cost of sales..........................................        733,789             559,530              481,574               4,714
                                                        --------------      --------------      ---------------   -----------------
   Gross profit........................................      6,664,190           9,186,134           13,151,596             128,735
                                                        --------------      --------------      ---------------   -----------------

Operating expenses:
   Selling.............................................      1,315,492           1,617,759            2,239,594              21,922
   Research and development............................        557,001             960,156              994,340               9,733
   General and administrative..........................      2,755,435           4,994,937            5,985,740              58,592
                                                        --------------      --------------      ---------------   -----------------
                                                             4,627,928           7,572,852            9,219,674              90,247
                                                        --------------      --------------      ---------------   -----------------

   Operating income....................................      2,036,262           1,613,282            3,931,922              38,488
                                                        --------------      --------------      ---------------   -----------------

Other income (expenses):
   Interest income.....................................         46,203              44,620              148,487               1,453
   Interest expense....................................        (34,984             (29,279)             (66,526)               (651)
   Gain on sales of marketable securities..............              -             146,310              280,532               2,746
   Foreign exchange gain (loss), net...................         66,907             (70,934)            (174,921)             (1,712)
   Other income (expense), net.........................          3,508              (6,133)            (120,298)             (1,178)
                                                        --------------      --------------      ---------------   -----------------
                                                                81,634              84,584               67,274                 658
                                                        --------------      --------------      ---------------   -----------------

Income before income taxes.............................      2,117,896           1,697,866            3,999,196              39,146
                                                        --------------      --------------      ---------------   -----------------

Income taxes:
   Current.............................................      1,337,364           1,641,902            2,538,455              24,848
   Deferred............................................        (70,919            (347,151)            (688,988)             (6,745)
                                                        --------------      --------------      ---------------   -----------------
                                                             1,266,445           1,294,751            1,849,467              18,103
                                                        --------------      --------------      ---------------   -----------------

Income before equity in losses of affiliated companies.       851,451              403,115            2,149,729              21,043
                                                        --------------      --------------      ---------------   -----------------

Equity in losses of affiliated companies...............             -                    -                2,356                  23

Net income............................................. (Yen) 851,451       (Yen)  403,115    (Yen)   2,147,373   $          21,020

                                                            Yen                 Yen                 Yen            U.S. dollars
                                                         ----------          ---------            ----------       ------------
Per share data:
   Net income  - basic.................................  (Yen)15.77          (Yen)7.08            (Yen)33.79           $0.33
               - diluted...............................          --               6.92                 32.85            0.32
   Cash dividends......................................          --                 --                  3.33            0.03

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                                   Thousands of
                                                                            Thousands of yen                       U.S. dollars
                                                           ---------------------------------------------------    --------------
                                                                                                                   For the year
                                                                           For the year ended                          ended
                                                                               December 31                         December 31,
                                                           ---------------------------------------------------
                                                                1997               1998              1999              1999
                                                           --------------     --------------    --------------    --------------
Net income............................................     (Yen)  851,451     (Yen)  403,115    (Yen)2,147,373    $       21,020
                                                           --------------     --------------    --------------    --------------

Other comprehensive income (loss), net of tax:
   Unrealized gain on debt and equity securities:
      Unrealized holding gains arising during period..            116,840            366,657           168,711             1,651
      Less reclassification adjustment for
        gains included in net income..................                 --            (35,340)         (204,017)           (1,997)
                                                           --------------     --------------    --------------    --------------
                                                                  116,840            331,317           (35,306)             (346)
   Foreign currency translation adjustments...........            (33,384)          (138,397)         (354,466)           (3,470)
                                                           --------------     --------------    --------------    --------------
Other comprehensive income, before tax................             83,456            192,920          (389,772)           (3,816)

Income tax expense related to items of other
   comprehensive income...............................            (59,467)          (154,092)           16,630               163
                                                           --------------     --------------    --------------    --------------
Other comprehensive income, net of tax................             23,989             38,828          (373,142)           (3,653)
                                                           --------------     --------------    --------------    --------------
Comprehensive income..................................     (Yen)  875,440     (Yen)  441,943    (Yen)1,774,231    $       17,367
                                                           ==============     ==============    ==============    ==============

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                                      Thousands of
                                                                               Thousands of yen                       U.S. dollars
                                                              ---------------------------------------------------    --------------
                                                                       For the year ended December 31                  December 31,
                                                              ---------------------------------------------------
                                                                   1997               1998              1999              1999
                                                              --------------     --------------    --------------    --------------
Common stock:
   Balance at beginning of year............................   (Yen)  697,575     (Yen)  900,000    (Yen)5,081,714    $       49,743
   New share offering......................................                -          4,038,078                 -                 -
   Transfer of additional paid-in capital to common stock..          202,425                  -                 -                 -
   Exercise of stock purchase warrants.....................                -            143,636           332,946             3,259
                                                              --------------     --------------    --------------    --------------
   Balance at end of year..................................          900,000          5,081,714         5,414,660            53,002
                                                              --------------     --------------    --------------    --------------

Additional paid-in capital:
   Balance at beginning of year............................          667,575            465,150         7,735,744            75,722
   New share offering......................................                -          6,175,578                 -                 -
   Deferred compensation related to stock warrants.........                -            878,798                 -                 -
                                                              --------------     --------------    --------------    --------------
   Tax benefit from exercise of non-qualified stock
      warrants.............................................                -             70,048         1,048,435            10,263
   Gain on sales of treasury stock, net of tax.............                -                  -            76,187               746
   Transfer of additional paid-in capital to common stock..         (202,425)                 -                 -                 -
   Exercise of stock purchase warrants.....................                -            146,170           338,346             3,311
                                                              --------------     --------------    --------------    --------------
   Balance at end of year..................................          465,150          7,735,744         9,198,712            90,042
                                                              --------------     --------------    --------------    --------------

Legal reserve:
   Balance at beginning of year............................                -                  -           129,157             1,264
   Transfers from retained earnings........................                -            129,157            20,834               204
                                                              --------------     --------------    --------------    --------------
   Balance at end of year..................................                -            129,157           149,991             1,468
                                                              --------------     --------------    --------------    --------------

Deferred compensation:
   Balance at beginning of year............................                -                  -          (481,331)           (4,712)
   Deferred compensation related to stock warrants.........                -           (878,798)                -                 -
   Amortization of deferred compensation related
     to stock warrants.....................................                -            397,467           379,803             3,718
                                                              --------------     --------------    --------------    --------------
   Balance at end of year..................................                -           (481,331)         (101,528)             (994)
                                                              --------------     --------------    --------------    --------------

Retained earnings:
   Balance at beginning of year............................          111,359            962,810         1,164,100            11,395
   Net income..............................................          851,451            403,115         2,147,373            21,020
   Stock issue costs, net of tax...........................                -            (56,907)                -                 -
   Transfers to legal reserve..............................                -           (129,157)          (20,834)             (204)
   Cash Dividends .........................................                -                  -          (208,337)           (2,040)
   Loss on sales of treasury stock, net of tax.............                -            (15,761)                -                 -
                                                              --------------     --------------    --------------    --------------
   Balance at end of year..................................   (Yen)  962,810     (Yen)1,164,100    (Yen)3,082,302    $       30,171
                                                              --------------     --------------    --------------    --------------

Net unrealized gain on debt and equity securities:
   Balance at beginning of year............................   (Yen)        -     (Yen)   57,373    (Yen)  234,598    $        2,297
   Net change during the year..............................           57,373            177,225           (18,676)             (183)
                                                              --------------     --------------    --------------    --------------
   Balance at end of year..................................           57,373            234,598           215,922             2,114
                                                              --------------     --------------    --------------    --------------

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Cumulative translation adjustments:
   Balance at beginning of year..........................           (106,741)          (140,125)         (278,522)           (2,726)
   Aggregate translation adjustments for the year........            (33,384)          (138,397)         (354,466)           (3,470)
                                                              --------------     --------------    --------------    --------------
   Balance at end of year................................           (140,125)          (278,522)         (632,988)           (6,196)
                                                              --------------     --------------    --------------    --------------

Treasury stock, at cost:
   Balance at beginning of year..........................                  -                  -           (12,880)             (126)
   Purchases of treasury stock...........................                  -           (183,269)       (1,260,011)          (12,334)
   Sales of treasury stock...............................                  -            170,389         1,255,753            12,292
                                                              --------------     --------------    --------------    --------------
   Balance at end of year................................                  -            (12,880)          (17,138)             (168)
                                                              --------------     --------------    --------------    --------------

         Total shareholders' equity......................    (Yen) 2,245,208    (Yen)13,572,580   (Yen)17,309,933    $      169,439
                                                              ==============     ==============    ==============    ==============

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                     Thousands of
                                                                               Thousands of yen                      U.S. dollars
                                                             ----------------------------------------------------- ----------------
                                                                                                                     For the year
                                                                              For the year ended                        ended
                                                                                  December 31                        December 31,
                                                             -----------------------------------------------------
                                                                  1997              1998              1999               1999
                                                             ---------------- ----------------- ------------------ ----------------
Cash flows from operating activities:
   Net income............................................... (Yen)  851,451   (Yen)    403,115  (Yen)  2,147,373   $      21,020
   Adjustments to reconcile net income to net cash
     provided by operating activities -
       Amortization of deferred compensation related
     to stock warrants......................................              -            397,467           379,803           3,718
      Depreciation and amortization.........................        143,826            265,857           428,238           4,192
      Pension and severance costs, less payments............         17,546             41,541            58,579             573
      Loss on disposal of fixed assets......................         10,846             11,009             1,192              12
      Deferred income taxes.................................        (70,919)          (347,151)         (688,988)         (6,745)
      Gain on sales of marketable securities................              -           (146,310)         (280,532)         (2,746)
      Equity in losses of affiliated companies..............              -                  -             2,356              23
      Changes in assets and liabilities:
        Increase in deferred revenue........................        679,951            760,031         1,123,053          10,993
        Increase in accounts receivable,
          net of allowances.................................     (1,265,515)        (2,066,603)       (1,945,194)        (19,040)
        (Increase) decrease in inventories..................          1,185              2,750              (541)             (5)
        Increase (decrease) in notes and
          accounts payable trade............................        (41,977)            57,960           377,869           3,699
        Increase (decrease) in accrued income and
          other taxes.......................................        711,517           (326,889)          273,696           2,679
        (Increase) decrease in other current assets.........        524,338            (13,613)         (370,227)         (3,624)
        Increase (decrease) in other current liabilities....        360,384            672,749           (42,540)           (417)
        (Increase) decrease in other assets.................        (20,001)          (249,949)           23,729             232
      Other.................................................        (20,855)           (72,479)                -               -
                                                              -------------    ---------------   ---------------   -------------
             Net cash provided by (used in)
               operating activities.........................      1,881,777           (610,515)        1,487,866          14,564
                                                              -------------    ---------------   ---------------   -------------
Cash flows from investing activities:
   Payments for purchases of fixed assets...................       (322,796)          (440,304)         (620,218)         (6,070)
   Payments for acquisitions of software....................       (128,109)          (190,464)         (185,455)         (1,815)
   Proceeds from sales of marketable securities.............              -            321,011         2,388,480          23,380
   Proceeds from maturities of marketable securities........              -                  -         1,101,846          10,785
   Payments for purchases of marketable securities and
     security investments...................................       (300,906)        (1,200,826)       (5,264,042)        (51,528)
   Investments in affiliated companies......................              -                  -           (72,500)           (710)
   Other....................................................        (58,671)            59,850                92               1
                                                              -------------    ---------------   ---------------   -------------
             Net cash used in investing activities .........  ((Yen)810,482)   ((Yen)1,450,733)  ((Yen)2,651,797)  $     (25,957)
                                                              -------------    ---------------   ---------------   -------------

        The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                  Thousands of
                                                                             Thousands of yen                     U.S. dollars
                                                          ----------------------------------------------------- -----------------
                                                                                                                  For the year
                                                                            For the year ended                       ended
                                                                                December 31                       December 31,
                                                          -----------------------------------------------------
                                                                 1997               1998              1999            1999
                                                          ------------------ ----------------- ---------------- -----------------
Cash flows from financing activities:
   Issuance of common stock pursuant to
     new share offering, net of issuance costs........... (Yen)        -       (Yen)10,156,171 (Yen)         -  $          -
   Issuance of common stock pursuant to exercise of stock
     warrants............................................              -               287,514         671,292         6,571
   Tax benefit from exercise of non-qualified stock
     warrants............................................              -                70,048       1,048,435        10,263
   Proceeds from issuance of bonds.......................        908,523               609,615       6,000,000        58,731
   Redemption of bonds...................................       (908,523)             (609,615)              -             -
   Decrease in short-term borrowings.....................       (366,786)              (76,145)        (70,600)         (691)
   Dividends paid........................................              -                     -        (208,337)       (2,040)
   Other.................................................           (514)              (28,641)        141,415         1,385
                                                          --------------     ----------------- ---------------  ------------

Net cash provided by (used in) financing activities......       (367,300)           10,408,947       7,582,205        74,219
                                                          --------------     ----------------- ---------------  ------------

Effect of exchange rate changes on cash and cash
   equivalents...........................................        (45,979)              (95,391)       (165,870)       (1,624)
                                                          --------------     ----------------- ---------------  ------------
Net increase in cash and cash equivalents................        658,016             8,252,308       6,252,404        61,202
Cash and cash equivalents at beginning of year...........        486,153             1,144,169       9,396,477        91,978
                                                          --------------     ----------------- ---------------  ------------

Cash and cash equivalents at end of year................. (Yen)1,144,169     (Yen)   9,396,477 (Yen)15,648,881  $    153,180
                                                          ==============     ================= ===============  ============

        The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Nature of operations

         Trend Micro Incorporated (the "parent company") and its subsidiaries (collectively "the Company") are primarily engaged in the development, production and sale of anti-virus software and providing management solutions for corporate computer systems. The Company is developing such software in Japan, Taiwan and the United States and its products are marketed by sales subsidiaries throughout the world.

2.       Summary of significant accounting policies

         The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the respective countries of their domicile. Certain adjustments and reclassifications, including those relating to the tax effects of temporary differences, valuation of debt and equity securities and revenue on post-contract support, have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory books of account.

         The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Significant accounting policies are as follows:

         Basis of consolidation

         The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

         Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus equity in undistributed earnings (losses). Net consolidated income includes the company's equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

         The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets acquired and liabilities assumed based on fair values at the date of the acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill and is amortized on the straight-line basis over a 5-year period except for minor items which are charged to income immediately. Goodwill at December 31, 1997, 1998 and 1999 was not significant.

       The accompanying notes are an integral part of these statements.

         Translation of foreign currencies

         All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate those prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a separate component of shareholders' equity.

         Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

         Revenue recognition

         The Company recognizes revenue from product licenses upon delivery of software when no significant vendor obligations remain and collection of the receivable, net of allowances for doubtful accounts and sales returns, is probable. The Company estimates and recognizes allowances for doubtful accounts and sales returns at the time of the related sale is recognized and treats them as revenue reductions. The portion of the license fee attributable to post-contract support is deferred and recognized as revenue over the license agreement term. Royalty revenues are recognized as earned unless collection of the related receivables is not assured. When collection is not assured, revenues are recognized as payments are received.

         Cash and cash equivalents

         Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

         Marketable securities

         Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

         Inventories

         Finished products and raw materials are valued at the lower of weighted average cost or net realizable value.

         Property and equipment

         Property and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range from 3 to 5 years for office furniture and equipment, and from 4 to 24 for other properties.

       The accompanying notes are an integral part of these statements.

         Long-lived assets

         The Company evaluates long-lived assets and certain identifiable other intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, based on fair value of the asset. The fair value of the asset is determined using a discounted cash flows analysis.

         Intangibles

         Intangibles, which mainly consist of software development costs and purchased software rights, are amortized on a straight-line basis principally over a three-year period for software development costs and a five-year period for purchased software rights and other intangibles.

         Research and development costs and software development cost

         All costs relating to research and development to establish the technological feasibility of software products are expensed as incurred. Under the Company's software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters incurred subsequent to the availability of an original English language version software are capitalized. The production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to three years.

         Management considers the Company's capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

         Stock-based compensation

         The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation".

         Income taxes

         The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

       The accompanying notes are an integral part of these statements.

         Net income per share

         Basic EPS is computed based on the average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock split and free distributions of common stock.

         Free distribution of common stock

         On occasion, the Company may make a free distribution of common stock to its shareholders which is accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders' meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

         Common stock issue costs

         Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

         Comprehensive income

         Other comprehensive income refers to revenues, expenses, gains and losses that under Generally Accepted Accounting Principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders' equity. The Company's other comprehensive income is primarily comprised of unrealized gains on debt and equity securities and foreign currency translation adjustments.

         Market and credit risks

         The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. Further, the markets for the Company's products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products which address technological and market place change in the anti-virus software industry.

         Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in money market funds and marketable securities and places its investments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

       The accompanying notes are an integral part of these statements.

         Recent pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), Accounting for Derivative Instruments and Hedging Activities. FAS 133, as amended, is effective for all fiscal years beginning after June 15, 2000. FAS 133 requires that all derivative instruments be recognized as either assets or liabilities on the balance sheet, measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative qualifies as part of a hedge transaction and the type of hedge transaction. The portion of a derivative transaction not qualifying as a hedge will be recognized in earnings. The Company does not expect the adoption of FAS 133 to have a material impact on the Company's financial position or results of operations.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company will adopt SAB 101 as required in the fiscal year beginning January 1, 2000. The Company does not expect the adoption of SAB 101 to have a material impact on the Company's financial position or results of operations.

         Reclassifications

         Certain prior year amounts have been reclassified to conform to the 1999 presentation.

3.       U.S. dollar amounts

         U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at December 31,1999 ((Yen)102.16 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

       The accompanying notes are an integral part of these statements.

4. Reconciliation of the difference between basic and diluted net income per share ("EPS")

Reconciliation of the differences between basic and diluted EPS for the years ended December 31, 1997, 1998 and 1999, is as follows:

                                                                Thousands         Thousands
                                                                  of yen          of shares           Yen
                                                             -----------------  ---------------  ---------------
                                                                                  Weighted-
                                                                   Net             average
                                                                  income            shares            EPS
                                                             -----------------  ---------------  ---------------
For the year ended December 31, 1997
------------------------------------
Basic EPS:

   Net income available to common stock holders......            (Yen)851,451          54,000       (Yen)15.77
                                                                 ------------    ------------    ------------
Effect of dilutive securities:
   Shares issuable from assumed exercise of
     stock warrants..................................                       -               -
                                                                 ------------    ------------
Diluted EPS:
   Net income for computation........................            (Yen)851,451          54,000       (Yen)15.77
                                                                 ============    ============    =============

                                                                Thousands         Thousands
                                                                  of yen          of shares           Yen
                                                             -----------------  ---------------  ---------------
                                                                                  Weighted-
                                                                   Net             average
                                                                  income            shares            EPS
                                                             -----------------  ---------------  ---------------
For the year ended December 31, 1998
------------------------------------

Basic EPS:
   Net income available to common stock holders......            (Yen)403,115          56,970       (Yen) 7.08
                                                                 -------------   -------------   -------------
Effect of dilutive securities:
   Shares issuable from assumed exercise of
     stock warrants..................................                       -           1,269
                                                                 ------------    ------------
Diluted EPS:
   Net income for computation........................            (Yen)403,115          58,239       (Yen) 6.92
                                                                 ============    ============    =============

                                                                Thousands         Thousands
                                                                  of yen          of shares           Yen               Dollars
                                                             -----------------  ---------------  ---------------    ---------------
                                                                                  Weighted-
                                                                   Net             average
                                                                  income            shares            EPS                EPS
                                                             -----------------  ---------------  ---------------    ---------------
For the year ended December 31, 1999
------------------------------------

Basic EPS:
   Net income available to common stock holders......          (Yen)2,147,373          63,550        (Yen)33.79          $0.33
                                                               --------------    ------------       -----------      ---------
Effect of dilutive securities:
   Shares issuable from assumed exercise of
     stock warrants..................................                       -           1,826
                                                               --------------    ------------
Diluted EPS:
   Net income for computation........................          (Yen)2,147,373          65,376        (Yen)32.85          $0.32
                                                               ==============    ============       ===========      =========

       The accompanying notes are an integral part of these statements.

5.   Cash and cash equivalents

     Cash and cash equivalents as of December 31, 1998 and 1999 were comprised of:

                                                                                      Thousands of
                                                       Thousands of yen               U.S. dollars
                                             -------------------------------------  -----------------
                                                         December 31                  December 31,
                                             -------------------------------------
                                                   1998               1999                1999
                                             ----------------- -------------------  -----------------
Cash...................................        (Yen)1,744,449     (Yen)4,308,566          $ 42,175
Time deposits..........................             2,040,315         11,340,284           111,005
Money market funds.....................             5,611,713                 31                 0
                                               --------------    ---------------          --------

                                               (Yen)9,396,477    (Yen)15,648,881          $153,180
                                               ==============    ===============          ========

6.   Supplemental cash flow information

     Cash payments for income taxes were (Yen)594,331 thousand, (Yen)1,690,391 thousand and (Yen)2,247,816 thousand ($22,003 thousand) for the years ended December 31, 1997, 1998 and 1999, respectively; in these respective periods, interest payments were (Yen)48,544 thousand, (Yen)17,147 thousand and (Yen)2,417 thousand ($24 thousand).

       The accompanying notes are an integral part of these statements.

7.   Marketable securities

     Cash equivalents, marketable securities and securities investments include money market funds, mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to "available-for-sale" investments as of December 31, 1998 and 1999, were as follows:

                                                                Thousands of yen
                                  ----------------------------------------------------------------------------
                                                                December 31, 1998
                                  ----------------------------------------------------------------------------
                                                                 Gross unrealized
                                                      -------------------------------------
                                        Cost                Gains              Losses            Fair value
                                  ------------------  -----------------   -----------------  -----------------
Available for sale:
   Money market funds..........   (Yen)    5,611,713  (Yen)           -   (Yen)           -  (Yen)   5,611,713
   Equity securities...........              186,870            450,508                   -            637,378
   Debt securities.............            1,200,826                  -               2,350          1,198,476
                                  ------------------  -----------------   -----------------  -----------------

        Total..................   (Yen)    6,999,409  (Yen)     450,508   (Yen)       2,350  (Yen)   7,447,567
                                  ==================  =================   =================  =================

                                                                Thousands of yen
                                  ----------------------------------------------------------------------------
                                                                December 31, 1999
                                  ----------------------------------------------------------------------------
                                                                 Gross unrealized
                                                      -------------------------------------
                                        Cost                Gains              Losses            Fair value
                                  ------------------  -----------------   -----------------  -----------------
Available for sale:
   Money market funds..........   (Yen)           31  (Yen)           -   (Yen)           -  (Yen)          31
   Mutual funds................              960,806                  -                   -            960,806
   Equity securities...........              529,076            412,392                   -            941,468
   Debt securities.............            1,800,000                460                   -          1,800,460
                                  ------------------  -----------------   -----------------  -----------------
        Total..................   (Yen)    3,289,913  (Yen)     412,852   (Yen)           -  (Yen)   3,702,765
                                  ==================  =================   =================  =================

                                                            Thousands of U.S. dollars
                                   ---------------------------------------------------------------------------
                                                                December 31, 1999
                                  ----------------------------------------------------------------------------
                                                                 Gross unrealized
                                                      -------------------------------------
                                        Cost                Gains              Losses            Fair value
                                  ------------------  -----------------   -----------------  -----------------
Available for sale:
   Money market funds..........   $                -  $               -   $               -  $              --
   Mutual funds................                9,405                  -                   -              9,405
   Equity securities...........                5,180              4,036                   -              9,216
   Debt securities.............               17,619                  5                   -             17,624
                                  ------------------  -----------------   -----------------  -----------------
     Total.....................   $           32,204  $           4,041   $               -  $          36,245
                                  ==================  =================   =================  =================

     Fair value of money market funds and mutual funds approximate cost due to the short-term maturities of the investments.

       The accompanying notes are an integral part of these statements.

     The cost and fair value of "available-for sale" debt securities by contractual maturity at December 31, 1999, were as follows.:

                                         Thousands of yen                   Thousands of U.S. dollars
                                ------------------------------------   -------------------------------------
                                        Available-for sale                      Available-for sale
                                ------------------------------------   -------------------------------------
                                      Cost              Fair value             Cost           Fair value
                                ------------------   ---------------   ------------------  -----------------
Due within one year.........    (Yen)      100,000   (Yen)   100,460   $             978   $             983
Due after one year..........             1,700,000         1,700,000              16,641              16,641
                                ------------------   ---------------   -----------------   -----------------
                                (Yen)    1,800,000   (Yen) 1,800,460   $          17,619   $          17,624
                                ==================   ===============   =================   =================

     The net unrealized gain on "available-for-sale" securities included in the separate component of shareholders' equity, net of applicable taxes, increased by (Yen)57,373 thousand and (Yen)177,225 thousand during the years ended December 31, 1997 and 1998, respectively, and decreased by (Yen)18,676 thousand ($183 thousand) in the year ended December 31, 1999.

     Proceeds from sales of "available-for-sale" securities for the years ended December 31, 1998 and 1999 were (Yen)321,011 thousand and (Yen)2,388,480 thousand ($23,380 thousand), respectively. There were no such sales transactions for the year ended December 31,1997. Gross realized gains on sales of "available-for-sale" securities for the year ended December 31, 1998 and 1999 were (Yen)146,310 thousand and (Yen)280,532 thousand ($2,746 thousand), respectively.

     During the year ended December 31, 1999, the Company purchased a long-term investment security, issued by a nonpublic company in the ordinary course of business. The carrying amount of the investment in the nonpublic company was
(Yen)417,600 thousand ($4,088 thousand) at December 31,1999. The corresponding fair value at that date was not computed as such estimation was not readily determinable.

8.   Inventories

     Inventories as at December 31, 1998 and 1999 were (Yen)60,059 thousand and
(Yen)64,036 thousand ($627 thousand), respectively, and mainly consisted of finished products and manuals.

       The accompanying notes are an integral part of these statements.

9.   Investments in affiliated companies

     The investees accounted for using the equity method are NTT Data Security Corporation (20.0%) and SOFT TREND CAPITAL CORPORATION (20.0%) at December 31, 1999, which were established in the year ended December 31, 1999.

     Summarized financial information of the affiliated companies accounted for using the equity method is shown below:

                                                                                      Thousands of
                                                                Thousands of yen      U.S. dollars
                                                                ------------------  -----------------
                                                                   December 31,       December 31,
                                                                       1999               1999
                                                                ------------------  -----------------
          Current assets....................................    (Yen)    1,778,451  $          17,408
          Non-current assets including property, plant
             and equipment..................................               967,329              9,469
                                                                ------------------  -----------------
              Total assets..................................    (Yen)    2,745,780  $          26,877
                                                                ==================  =================

          Current liabilities...............................    (Yen)    2,395,058  $          23,444
          Shareholders' equity..............................               350,722              3,433
                                                                ------------------  -----------------
              Total liabilities and shareholders' equity....    (Yen)    2,745,780  $          26,877
                                                                ==================  =================

                                                                                      Thousands of
                                                                Thousands of yen      U.S. dollars
                                                                ------------------  -----------------
                                                                    December 31,       December 31,
                                                                       1999                1999
                                                                ------------------  -----------------
          Sales.............................................    (Yen)      553,500  $           5,418
                                                                ==================  =================
          Net loss..........................................    (Yen)       11,778  $             115
                                                                ==================  =================

     A summary of transactions and balances with the affiliated companies accounted for by using the equity method is presented below;

                                                                                      Thousands of
                                                                Thousands of yen      U.S. dollars
                                                                ------------------  -----------------
                                                                   For the year       For the year
                                                                      ended              ended
                                                                   December 31,        December 31,
                                                                       1999               1999
                                                                ------------------  -----------------
          Purchase..........................................    (Yen)      960,806  $           9,405
                                                                ==================  =================

       The accompanying notes are an integral part of these statements.

                                                                             Thousands of            Thousands of
                                                                                  yen                U.S. dollars
                                                                           ------------------      ----------------
                                                                               December 31,            December 31,
                                                                                  1999                    1999
                                                                           ------------------      ----------------
               Other receivables........................................   (Yen)        4,731      $             46
                                                                           ==================      ================

10.  Intangibles

     Intangibles comprise the following:

                                                                                                            Thousands of
                                                                           Thousands of yen                 U.S. dollars
                                                               -------------------------------------      ----------------
                                                                           December 31                      December 31,
                                                               -------------------------------------
                                                                     1998                1999                   1999
                                                               -----------------   -----------------      ----------------
     Software development costs ............................   (Yen)     318,573   (Yen)     504,029      $          4,934
     Purchased software rights .............................             144,093             144,093                 1,410
     Other .................................................             133,472             137,331                 1,344
                                                               -----------------   -----------------      ----------------
                                                                         596,138             785,453                 7,688
     Less - Accumulated amortization ......................             (157,772)           (345,201)               (3,379)
                                                               -----------------   -----------------      ----------------
                                                               (Yen)     438,366   (Yen)     440,252                 4,309
                                                               =================   =================      ================

11.  Research and development costs and software development costs

     Research and development costs incurred until all substantial testing for the original English version product is complete are charged to income. Such research and development costs charged to income were (Yen)557,001 thousand,
(Yen)960,156 thousand and (Yen)994,340 thousand ($9,733 thousand) for the years ended December 31, 1997, 1998 and 1999, respectively.

     Software development costs relating to the local language related functions, representing software development costs as shown in Note 10 above, after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

                                                                                                                Thousands of U.S.
                                                                                 Thousands of yen                    dollars
                                                                      ----------------------------------------- ----------------
                                                                                                                   Year ended
                                                                             Year ended December 31                December 31,
                                                                      ------------------------------------------
                                                                           1997          1998         1999           1999
                                                                      -------------- ------------- ------------ ---------------
     Software development costs, net of accumulated amortization:
        Balance, beginning of year ..............................     (Yen)  33,529  (Yen) 107,699 (Yen)250,734      $    2,454
        Additions, at cost ......................................            94,580        190,464      185,455           1,815
        Amortization for the year ...............................           (20,410)       (47,429)    (131,292)         (1,284)
                                                                      -------------  ------------- ------------      ----------
        Balance, end of year.....................................     (Yen) 107,699  (Yen) 250,734 (Yen)304,897      $    2,985
                                                                      =============  ============= ============      ==========

       The accompanying notes are an integral part of these statements.

12.  Transactions with related parties

     Stock Sale

     In December 1996, SOFTBANK purchased 18,900,000 shares of common stock of the Company from the Company's founders for approximately (Yen)185 per share, or an aggregate of (Yen)3.5 billion. At the time of the sale, the shares sold represented 35% of the Company's outstanding shares. Pursuant to a price adjustment provision in the stock sales/purchase agreement, SOFTBANK paid an additional (Yen)5 billion upon the Company's Japanese initial public offering, which occurred in August 1998. SOFTBANK sold 3,000,000 shares to an unaffiliated third party in September 1998 and, through Softbank America, Inc., a wholly-owned subsidiary of SOFTBANK, owned 15,900,000 shares, representing approximately a 25% equity ownership interest in the Company as of December 31,1998.

     In July, 1999, Softbank America, Inc. sold 12,750,000 shares to an unaffiliated third party and currently owns 3,150,000 shares, representing approximately a 4.9% equity ownership interest in the Company.

     Distribution

     Based on two distribution agreements between the Company and SOFTBANK, SOFTBANK was granted a non-exclusive right to distribute all of the Company's anti-virus software products in Japan. Individual sales of products to SOFTBANK under the agreements have been effected on a purchase-order basis.

     Account balances and transactions with SOFTBANK and its affiliated company are as follows:

                                                                                                     Thousands of
                                                                   Thousands of yen                   U.S. dollars
                                                      -----------------------------------------
                                                                    December 31                       December 31,
                                                      -----------------------------------------

                                                            1998                    1999                  1999
                                                      ----------------        -----------------      --------------
      Accounts receivable, trade....................  (Yen)    847,431        (Yen)     852,004      $    8,340
      Accounts payable, other.......................            38,338                   18,943             185
      Sales for the year............................         2,386,654                2,453,538          24,017
      Purchases for the year........................           167,609                        -               -

     The Company believes that each of these transactions was negotiated on an arm's length basis on terms no less favorable to it than would have been available from third parties.

     The Company made rebate payments to SOFTBANK amounting to (Yen)5,400 thousand, (Yen)22,600 thousand and (Yen)97,758 thousand ($957 thousand) for the years ended December 31, 1997, 1998 and 1999, respectively. These rebate amounts were determined based on SOFTBANK's achievement of sales targets in the distribution agreements. The rebate payments were recorded as deductions of sales revenue on an accrual basis.

13.  Short-term borrowings and long-term debt

     Short-term borrowings at December 31, 1998 consisted of commercial papers of (Yen)71,720 thousand with interest rates ranging from 5.6% to 7.88% per annum, for which time deposits of (Yen)71,720 thousand were pledged as collateral. Such commercial papers have been repaid in the year ended December 31, 1999.

       The accompanying notes are an integral part of these statements.

     At December 31, 1999, the Company had unused lines of credit amounting to
(Yen)800,000 thousand ($7,831 thousand) related to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

     Long term debt at December 31, 1999 consisted of unsecured bonds of
(Yen)6,000,000 thousand ($58,731 thousand) due 2002 with interest rate of 2.5% per annum. issued in relation to the Company's 1999 incentive plan. On July 29, 1999, the Company issued (Yen)6,000,000 thousand ($58,731 thousand) with 6,000 detachable warrants. One warrant, which is exercisable from August 20, 1999, entitles the holder to subscribe (Yen)1 million ($10 thousand) for shares of common stock of the Company at (Yen)6,400 ($63) per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, the Company bought all of these warrants and distributed such instruments at fair market value to the directors and certain employees of the Company and its subsidiaries excluding the subsidiary in the United States as a part of their remuneration. At December 31, 1999, all warrants were outstanding and will expire on July 22, 2002.

14.  Stock warrants

     Based on the Company's 1997, 1998 and 1999 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK.

1.    Shareholders' meeting approval............. September 29, 1997       March 28, 1998       May 29, 1998          June 30, 1999
2.    Date of bond issuance......................    October 17, 1997      April 15, 1998      June 15, 1998          July 29, 1999
3.    Amount of each bond
      (Thousands of yen).........................       (Yen)908,523         (Yen)412,965       (Yen)196,650         (Yen)6,000,000
4.    The date on which the bonds................
      were fully redeemed........................    October 17, 1997      April 15, 1998      June 15, 1998                      -
5.    The exercise price per
      each warrant...............................           (Yen)285             (Yen)285           (Yen)285             (Yen)6,400
6.    Warrant exercise period.................... October 27, 1997 to      April 27, 1998   June 25, 1998 to        August 20, 1999
                                                     October 12, 2001    to April 5, 2002       June 7, 2002       to July 22, 2002

7.    Number of the shares represented
      by warrants................................          3,187,800            1,449,000            690,000                937,500
8.    Outstanding as of
      December 31, 1998..........................          2,319,000            1,029,300            597,300                      -
9.    Outstanding as of
      December 31, 1999..........................            727,200              514,800            406,800                937,500

     Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

         These transactions were accounted for as issuance of debt to Softbank and separately as issuance of warrants to the directors and employees. The issuance of the warrants to the directors and employees was accounted for under APB 25.

       The accompanying notes are an integral part of these statements.

     Warrant activity was as follows:

                                                                 Thousands of shares represented
                                                                         by warrants
                                                                -----------------------------------
     Outstanding at December 31, 1996......................                 3,188
       Granted.............................................                     -
       Exercised...........................................                     -
       Redeemed............................................                     -
                                                                      -----------
     Outstanding at December 31, 1997......................                 3,188
        Granted............................................                 2,139
        Exercised..........................................                (1,007)
        Redeemed...........................................                  (374)
                                                                      -----------
     Outstanding at December 31, 1998......................                 3,946
        Granted............................................                   937
        Exercised..........................................                (2,336)
        Redeemed...........................................                     -
                                                                      -----------
      Outstanding at December 31, 1999.....................                 2,547
                                                                      ===========

     Balances are as follows:

                                                                 Thousands of shares
                                                          -----------------------------------
                                                                     December 31
                                                          -----------------------------------
                                                                1998              1999
                                                          ------------------ ----------------
          Authorized and outstanding...............              3,946            2,547
          Exercisable..............................              2,010            1,308

     For the above stock warrants granted on April 15, 1998 and June 15, 1998, management calculated deferred compensation expense of (Yen)878,798 thousand during fiscal 1998. Such deferred compensation will be amortized over the vesting period which is generally 24 months. Approximately (Yen)397,467 thousand and (Yen)379,803 thousand ($3,718 thousand) were amortized during fiscal 1998 and 1999, respectively. The grants of October 17, 1997 and July 29, 1999, with respect to which the vesting period is generally 24 months, did not result in deferred compensation.

     The subsidiary in the United States introduced the U.S. program of the 1999 incentive plan in July 1999. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company's common stock, which vest one year from the date of grant and which are exercisable for the 3 years subsequent to the vesting date, to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB 25. Option activity under the U.S. program for the year ended December 31, 1999 was as follows:

       The accompanying notes are an integral part of these statements.

                                                                      Thousands of shares
                                                                     represented by options
                                                              -----------------------------------
   Granted............................................                          810
   Exercised..........................................                            -
   Redeemed...........................................                            -
                                                                          -----------------
Outstanding at December 31, 1999......................                          810
                                                                          =================

     The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company's shares at the time of the grants. The weighted average exercise price per share for the option granted for the year ended December 31, 1999 was (Yen)6,133 ($60.03). Consequently, the grants of the option did not result in deferred compensation.

     Certain pro forma disclosures

     In October 1995, SFAS 123 established a fair value based method of accounting for employee stock based compensation. Had compensation cost for the Company's stock warrants and the stock options under U.S. program been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company's pro forma net income and net income per share would have been as follows:

                                                            Year ended December 31
                                    ------------------------------------------------------------------------
                                           1997              1998              1999              1999
                                    ------------------- ---------------- ----------------- -----------------
                                                      (in thousands, except per share data)
Net income:
   As reported................       (Yen)     851,451   (Yen)  403,115   (Yen)  2,147,373  $       21,020
   Pro forma net income.......                 851,451          147,610          1,698,432          16,552
Net income per share:
   As reported -
      Basic...................       (Yen)       15.77   (Yen)     7.08   (Yen)      33.79  $         0.33
      Diluted.................                      --             6.92              32.85            0.32
   Pro forma net income -
        Basic.................       (Yen)       15.77   (Yen)     2.59   (Yen)      26.73  $         0.26
      Diluted.................                      --             2.53              25.98            0.25

     The fair value of each warrant grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 1997, 1998 and 1999; expected life of two years, volatility of 88.6% and dividend yield of 0.0% for both periods of fiscal 1997 and 1998, expected life of three years, volatility of 25.8% and dividend yield of 0.0% for 1999; and risk-free interest rates ranging from 1.235% to 1.765% for options granted during the years ended December 31, 1997 and 1998, respectively, and the rate of 0.75% for options granted during the year ended December 31, 1999. The weighted average fair value per share of options granted above during fiscal 1998 and 1999 were (Yen)557 and
(Yen)953 ($9.32), respectively.

       The accompanying notes are an integral part of these statements.

15.  Employee benefit plans

     Pension and severance plans

     The parent company has an unfunded retirement allowance plan ("Plan") covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

     Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan which covers substantially all of its employees. Under the plan, only employees whose service exceeds 15 years or more and who are 55 years or older at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

     Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

     Information regarding the defined benefit pension plans for the Company and its consolidated subsidiaries is shown below:

                                                                                                                  Thousands of
                                                                         Thousands of yen                         U.S. dollars
                                                       ------------------------------------------------------   -----------------
                                                                            December 31                           December 31,
                                                       ------------------------------------------------------
                                                             1997              1998               1999                1999
                                                       ----------------- -----------------  -----------------   -----------------
Change in benefit obligation:
   Benefit obligation at beginning of year............   (Yen)  21,990    (Yen)    38,230     (Yen)   130,173    $      1,275
   Service cost.......................................          14,228             48,190              62,451             611
   Interest cost......................................             582              2,659               4,978              49
   Amendments.........................................               -             27,309                  --              --
   Actuarial (gain)/loss..............................           1,989             21,035             (16,136)           (158)
   Benefits paid......................................            (559)            (7,250)             (1,077)            (11)
   Foreign currency exchange impacts..................               -                 --              (6,205)            (61)
                                                         -------------    ---------------     ---------------    ------------
           Projected benefit obligation at end of
             year                                               38,230            130,173             174,184           1,705
                                                         -------------    ---------------     ---------------    ------------
Change in plan assets:
   Fair value of plan assets at beginning of year.....               -                 --              (6,771)            (66)
   Actual return on plan assets.......................               -                (33)               (678)             (7)
   Benefits paid......................................               -                 --               1,077              11
   Employer contribution..............................               -             (6,738)            (11,342)           (111)
   Foreign currency exchange impacts..................               -                 --               4,651              45
                                                         -------------    ---------------     ---------------    ------------
           Fair value of plan assets at end of year...               -             (6,771)            (13,063)           (128)
                                                         -------------    ---------------     ---------------    ------------

Funded status

Unrecognized prior service cost.......................               -            (26,361)            (24,802)           (242)
Unrecognized net actuarial loss.......................          (1,989)           (20,372)             (6,313)            (62)
Unrecognized net transition obligation................          (6,984)            (5,872)             (4,760)            (47)
                                                         -------------    ---------------     ---------------    ------------
Accrued benefit cost..................................   (Yen)  29,257    (Yen)    70,797     (Yen)   125,246    $      1,226
                                                         =============    ===============     ===============    ============

       The accompanying notes are an integral part of these statements.

                                                                         Thousands of yen
                                                       ------------------------------------------------------
                                                                            December 31
                                                       ------------------------------------------------------
                                                            1997               1998               1999
                                                       ----------------  -----------------  -----------------
Weighted-average assumptions as of December 31:

   Discount rate..................................          3.00%             4.60%              4.50%
   Expected return on plan assets.................           --               7.00%              6.50%
   Rate of compensation increase..................          4.00%             4.00%              5.25%

                                                                                                                  Thousands of
                                                                         Thousands of yen                         U.S. dollars
                                                       ------------------------------------------------------   -----------------
                                                                            December 31                           December 31,
                                                       ------------------------------------------------------
                                                             1997              1998               1999                1999
                                                       ----------------- -----------------  -----------------   -----------------
Components of net periodic benefit cost:

Service cost........................................  (Yen)      14,228   (Yen)    48,190   (Yen)      62,451     $         611
Interest cost.......................................                582             2,659               4,978                49
Expected return on plan assets......................                  -              (162)               (808)               (8)
Amortization of unrecognized transition obligation..              1,112             1,112               1,112                11
Amortization of prior service cost..................                  -               948               1,130                11
Recognized actuarial loss...........................                  -                --                 697                 7
                                                      -----------------   ---------------   -----------------     -------------
Net periodic pension cost...........................  (Yen)      15,922   (Yen)    52,747   (Yen)      69,560     $         681
                                                      =================   ===============   =================     =============

     Effective from July 1, 1998, the parent company's U.S. subsidiary had a 401(K) retirement plan which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code.

     Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or statutory auditor with shareholder approval, if the Company's management proposes such payments based on a resolution of the board of directors. However, the Company has no intention to make such a proposal. The Company does have an internal formula to determine the amounts of severance payments to directors and statutory auditors if the Company were to make such a proposal for statutory auditors. The Company has not recorded any liabilities relating to severance payments to directors and statutory auditors as of December 31, 1998 and 1999 since the Company has no liabilities to directors, and related liabilities to statutory auditors are insignificant.

     Post-retirement benefits other than pensions and post-employment benefits

     The Company does not provide health care and life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

       The accompanying notes are an integral part of these statements.

16.  Income taxes

     Income before income taxes and provision for income taxes comprise the following:

                                                                                                             Thousands of
                                                                       Thousands of yen                      U.S. dollars
                                                  -------------------------------------------------------------------------
                                                                                                             Year ended
                                                                  Year ended December 31                      December 31,
                                                  --------------------------------------------------------
                                                        1997               1998               1999                1999
                                                  -----------------  ------------------ ------------------  -----------------
Income before income taxes:
   Parent company..............................   (Yen)  1,062,335   (Yen)   934,475    (Yen)  2,541,761    $      24,880
   Foreign subsidiaries........................          1,055,561           763,391           1,457,435           14,266
                                                  ----------------   ---------------    ----------------    -------------
                                                  (Yen)  2,117,896   (Yen) 1,697,866    (Yen)  3,999,196    $      39,146
                                                  ================   ===============    ================    =============
Income taxes, current:
   Parent company..............................   (Yen)  1,121,141   (Yen) 1,276,505    (Yen)  1,245,851    $      12,195
   Foreign subsidiaries........................            216,223           365,397           1,292,604           12,653
                                                  ----------------   ---------------    ----------------    -------------
                                                  (Yen)  1,337,364   (Yen) 1,641,902    (Yen)  2,538,455    $      24,848
                                                  ================   ===============    ================    =============

Income taxes, deferred:
   Parent company..............................   (Yen)    (69,256)  (Yen)  (360,324)   (Yen)    (34,536)   $        (338)
   Foreign subsidiaries........................             (1,663)           13,173            (654,452)          (6,407)
                                                  ----------------   ---------------    ----------------    -------------
                                                  (Yen)    (70,919)  (Yen)  (347,151)   (Yen)   (688,988)   $      (6,745)
                                                  ================   ===============    ================    =============

     The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 51.4% for the years ended December 31, 1997 and 1998, and approximately 47.7% for the year ended December 31, 1999. Amendments to Japanese tax regulations were enacted into law on March 31, 1998 and on March 24, 1999. As a result of these amendments, the statutory tax rate is to be reduced from approximately 51.4% to 47.7% effective from the Company's fiscal year beginning January 1, 1999 and from approximately 47.7% to 42.1% effective from the Company's fiscal year beginning January 1, 2000.

        The accompanying notes are an integral part of these statements.

     Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

                                                                                          December 31
                                                                      -----------------------------------------------------
                                                                           1997              1998               1999
                                                                      ---------------  -----------------   ----------------
     Statutory tax rate:.............................................      51.4%              51.4%              47.7%
        Increase (reduction) in rate resulting from
           Different tax rates applied to
             foreign subsidiaries....................................      (6.7)              (1.4)              (3.5)
           Effect of change in normal
             statutory  tax rate in Japan............................         -                  -                2.3
           State income taxes, net of federal tax....................         -                  -               (1.1)
           Permanent difference......................................       0.8                4.5                2.5
           Amortization of deferred compensation
             related to stock warrants...............................         -               10.1                2.6
           Current tax on undistributed earnings.....................       3.8                5.1                  -
           Change in deferred tax valuation allowance................         -               10.3               (4.9)
           Tax effect on undistributed earnings in
             a subsidiary............................................      13.2                  -                  -
           Tax credit relating to research and development costs.....      (3.8)              (8.4)              (1.4)
           Operating loss of subsidiaries............................       1.2                3.6                  -
           Other.....................................................      (0.1)               1.1                2.0
                                                                      ---------        -----------         ----------
     Effective income tax rate.......................................      59.8%              76.3%              46.2%
                                                                      =========        ===========         ==========

     The significant components of deferred income tax assets and liabilities at December 31, 1998 and 1999 were as follows:

                                                                                                          Thousands of
                                                                           Thousands of yen               U.S. dollars
                                                                 -------------------------------------  -----------------
                                                                             December 31                  December 31,
                                                                 -------------------------------------
                                                                       1998                1999               1999
                                                                 -----------------   -----------------  -----------------
Deferred tax assets:
Deferred revenue................................................ (Yen)   605,122     (Yen)   831,759    $         8,142
Allowance for doubtful accounts and sales returns ..............         100,872             134,971              1,321
Accrued enterprise tax..........................................         111,087              42,370                415
Accrued liabilities.............................................          69,073              76,150                745
Intercompany profit.............................................          79,398              52,932                518
Tax loss carry forward..........................................          14,551             126,731              1,241
Other...........................................................          35,293             118,033              1,155
                                                                 ---------------     ---------------    ---------------
   Gross deferred tax assets....................................       1,015,396           1,382,946             13,537
   Less:  Valuation allowance...................................        (212,051)            (10,465)              (102)
                                                                 ---------------     ---------------    ---------------
                                                                         803,345           1,372,481             13,435
                                                                 ---------------     ---------------    ---------------

Deferred tax liabilities
   Unrealized gain on debt and equity securities................        (214,681)           (173,811)            (1,701)
   Deferred compensation........................................         (56,693)                  -                  -
   Other........................................................          (7,584)                  -                  -
                                                                 ---------------     ---------------    ---------------
                                                                        (278,958)           (173,811)            (1,701)
                                                                 ---------------     ---------------    ---------------
Net deferred tax assets......................................... (Yen)   524,387     (Yen) 1,198,670    $        11,734
                                                                 ===============     ===============    ===============

        The accompanying notes are an integral part of these statements.

     Net deferred tax assets are included in the consolidated balance sheets as follows:

                                                                                                    Thousands of
                                                                    Thousands of yen                U.S. dollars
                                                         ---------------------------------------  -----------------
                                                                      December 31                   December 31
                                                         ---------------------------------------
                                                                1998                1999                1999
                                                         -------------------  ------------------  -----------------
Current assets-Deferred income taxes...................     (Yen)394,922        (Yen)  922,061         $ 9,026
Other assets-Deferred income taxes.....................          129,465               276,609           2,708
                                                         -------------------  ------------------  -----------------
Net deferred tax assets................................     (Yen)524,387        (Yen)1,198,670         $11,734
                                                         ===================  ==================  =================

     The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carry forwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended December 31, 1997, 1998 and 1999 were increase of
(Yen)9,048, (Yen)163,003 thousand and decrease of (Yen)201,586 thousand ($1,973 thousand), respectively.

     Operating loss carryforwards for tax purposes of a consolidated subsidiary at December 31, 1999 amounted to approximately (Yen)499,041 thousand ($4,885 thousand) and are available as an offset against future taxable income of the subsidiary. These carryforwards expire at various dates up to December 31, 2004. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carry forward period are changed.

     At December 31, 1999, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling (Yen)1,060,648 thousand ($10,382 thousand), as management of the Company intends to reinvest undistributed earnings of the Company's foreign subsidiaries. The unrecognized deferred tax liabilities as of December 31, 1999 for such temporary differences amounted to (Yen)237,668 thousand ($2,326 thousand).

17.  Shareholders' equity

     Changes in the number of shares of common stock outstanding have resulted from the following:

                                                                                             For the year ended
                                                                                                December 31
                                                                           -------------------------------------------------------
                                                                                 1997               1998               1999
                                                                           ----------------- ----------------- -------------------
Shares of common stock outstanding:
   Balance at beginning of year....................................            54,000,000        54,000,000          62,506,800
   New share offering..............................................                     -         7,500,000                   -
   Exercise of stock purchase warrants.............................                     -         1,006,800           2,336,100
                                                                           -----------------  -----------------   ----------------

   Balance at end of year..........................................            54,000,000        62,506,800          64,842,900
                                                                           =================  =================   ================


       The accompanying notes are an integral part of these statements.

     Based upon the board of directors' resolution on July 8, 1997, the Company made a free share distribution of 12,000 shares to the shareholders of record on September 1, 1997. This free distribution was made in the form of a stock split in the ratio of three-for-one, for which the transfer of the applicable par value of (Yen)202,425 thousand was made from additional paid-in capital to the common stock account in accordance with the Japanese Commercial Code.

     On January 1, 1998, in order to reduce the par value of its common stock, the former Trend Micro Incorporated merged into a dormant company, a consolidated subsidiary named K.K. International Media ("Media") which then changed its name to Trend Micro. At that time the par value of the Company's common stock was reduced from (Yen)50,000 to (Yen)500 per share. The merger was approved at the extraordinary shareholders' meeting on November 17, 1997, and took effect as of January 1, 1998. As a result of the merger, common stock was increased by (Yen)900,000 thousand, representing 1,800,000 shares at a par value of (Yen)500. At the same time, 20,000 shares (par value (Yen)500) of Media which were held by the Company were retired.

     As approved at an ordinary meeting of shareholders on March 28, 1998, each share of the Company's (Yen)500 par value common stock was split into 10 shares of par value (Yen)50 common stock.

     Also approved, an increase in the authorized number of shares from 7.2 million shares to 72 million shares.

     As approved at an ordinary meeting of shareholders on March 23,1999, the authorized number of shares were increased from 72 million shares to 83 million shares.

     Effective from August 18, 1998, the common stock of the Company was registered for trading in the Japanese Over-the-Counter Market. Upon the registration, 7,500,000 shares were issued based on the resolutions of the Board of Directors on July 28, 1998. As a result, the common stock account and the paid-in capital account of the Company increased by (Yen)4,038,078 thousand and
(Yen)6,175,578 thousand, respectively.

     Upon exercise of stock warrants, 1,006,800 shares of common stock at an exercise price of (Yen)285 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by
(Yen)143,636 thousand and (Yen)146,170 thousand, respectively, in the year ended 1998.

     Upon exercise of stock warrants, 2,336,100 shares of common stock at an exercise price of (Yen)285 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by
(Yen)332,946 thousand ($3,259 thousand) and (Yen)338,346 thousand ($3,311 thousand), respectively, in the year ended 1999.

     On August 19, 1999, the board of directors of the Company decided and declared a stock split in the ratio of three-for-one for which the record date was September 30, 1999. All per share data in the consolidated financial statements have been adjusted to give effect to the stock split made on September 30, 1999.

     Under the Japanese Commercial Code, at least 50% of the issue price of new shares, with a minimum of the par value of those shares, is required to be designated as common stock. The portion which is to be designated as common stock is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as common stock are credited to

       The accompanying notes are an integral part of these statements.

additional paid-in capital. The parent company may transfer portions of additional paid-in capital to common stock by resolution of the Board of Directors.

     Under the Japanese Commercial Code, the amount available for dividends is based on retained earnings as recorded on the books of the Company prepared in accordance with Japanese Commercial Code requirements. However, certain adjustments, not recorded on the Company's books, are reflected in the financial statements as described in Note 2.

     The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the legal reserve equals 25% of stated capital. The amounts of statutory retained earnings of the parent company available for the payments of dividends to stockholders as of December 31, 1998 and 1999 were (Yen)2,052,378 thousand, (Yen)2,866,888 thousand ($28,063 thousand), respectively.

     According to the Articles of Incorporation of the Taiwan subsidiary, the annual net income should be used initially to cover any accumulated deficit; then, 10% of the remaining annual net income should be set aside as legal reserve until it reaches 100% of contributed capital. Under the law in Taiwan, the legal reserve can be exclusively used to cover accumulated deficits or, if the balance of the reserve exceeds 50% of contributed capital, to increase capital (not to exceed 50% of the reserve balance) and shall not be used for any other purpose.

     When distributing retained earnings, the Taiwan subsidiary should distribute 0.5% of the total distribution as an employee bonus. The distribution of the retained earnings shall be made by a resolution passed by the Board of Directors and approved by the shareholders.

     The Japanese Commercial Code permits a Company to distribute profits by way of interim or year-end dividends under certain conditions. Year-end dividends of
(Yen)208,337 thousand ($2,040 thousand) for the year ended December 31, 1998 were approved at a general stockholders' meeting held on March 11 1999. Such dividends are reflected in the accompanying consolidated financial statements for the year ended December 31, 1999.

     Total accumulated other comprehensive income as of December 31, 1997, 1998 and 1999, which in each case was a net debit balance, was (Yen)82,752 thousand,
(Yen)43,924 thousand and (Yen)417,066 thousand ($4,081 thousand), respectively.

18.  Financial instruments

     Other than marketable debt and equity securities, the Company's involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, notes and accounts receivable, short-term borrowings, notes and accounts payable and long-term debt. The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk.

     At December 31, 1998 and 1999, the carrying amounts of the Company's financial instruments approximated their fair values which were estimated based on the discounted amounts of future cash flows.

       The accompanying notes are an integral part of these statements.

19.  Advertising costs

     Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses were (Yen)1,192,109 thousand,
(Yen)1,540,715 thousand and (Yen)2,164,630 thousand ($21,189 thousand) for the years ended December 31, 1997, 1998 and 1999, respectively.

20.  Leased assets

     Rental expenses under operating leases for the years ended December 31, 1997, 1998 and 1999 were (Yen)122,571 thousand, (Yen)292,214 thousand and
(Yen)422,727 thousand ($4,138 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1999 are as follows:

                                                                Thousands of
     Year ending December 31:             Millions of yen       U.S. dollars
                                          ------------------  ----------------
       2000..............................     (Yen)272,138       $2,664
       2001..............................           40,146          393
       2002..............................           22,687          222
       2003..............................           12,591          123
                                          ------------------  ----------------
     Total minimum future lease payments.     (Yen)347,562       $3,402
                                          ==================  ================

21.  Commitments and contingent liabilities

     There were no significant commitments outstanding at December 31, 1999.

     In May 1997, Trend Micro Incorporated (TMI), the parent company's U.S. subsidiary, sued Network Associates (formerly McAfee Associates, Inc.) and Symantec in the U.S. Federal District Court for the Northern District of California alleging that their products infringe TMI's U.S. Patent No. 5,623,600 relating to a system and method for detecting computer viruses in a network environment and seeking injunctive relief and unspecified money damages. TMI settled its claims against Symantec in April 1998 by entering into a patent cross-license arrangement, which included an agreement to exchange certain virus samples. In June 1997, Network Associates denied infringement, alleging the Company's patent is invalid, and filed counterclaims against TMI alleging unfair competition, false advertising, trade libel and interference with prospective economic advantage. In April 2000, Network Associates filed suit against TMI in the U.S. Federal District Court for the Northern District of Texas, alleging that TMI's anti-virus software packages, including the Trend Virus Control System, infringes a Network Associates patent which was issued on February 22, 2000. The Company believes that the final disposition of these matters will not have a material adverse effect on the Company's business, financial condition or results of operations at this time.

     TMI is currently in negotiations with Network Associates to settle all outstanding litigation between the parties. The Company expects to reach agreement with Network Associates on terms that are acceptable to the Company.

22.  Segment information

     The Company operates in the microcomputer software industry business segment. Net revenue is attributed to countries based on location of the Company and consolidated subsidiaries and long-lived assets for the years ended December 31, 1997, 1998 and 1999 are as follows:


       The accompanying notes are an integral part of these statements.

         Geographic information -

                                                                                                         Thousands of
                                                                Thousands of yen                         U.S. dollars
                                          ----------------------------------------------------------   -----------------
                                                                                                          Year ended
                                                           Year ended December 31                         December 31,
                                          ----------------------------------------------------------
                                                 1997                1998               1999                 1999
                                          -------------------  ------------------ ------------------   -----------------
Net sales to external customers:
   Japan..............................    (Yen)  3,698,835       (Yen) 4,811,608   (Yen)  5,847,188        $    57,236
   U.S.A..............................           1,061,159             1,866,747          3,830,589             37,496
   Taiwan.............................           1,830,838             1,808,742          1,646,550             16,117
   Europe.............................             427,781               813,962          1,825,699             17,871
   Other..............................             379,366               444,605            483,144              4,729
                                          ----------------       ---------------    ---------------        -----------
        Total.........................           7,397,979       (Yen) 9,745,664   (Yen) 13,633,170        $   133,449
                                          ================       ===============    ===============        ===========
Long-lived assets:
   Japan..............................             334,255       (Yen)   884,543    (Yen) 1,002,116        $     9,809
   U.S.A..............................             130,216               147,469            320,497              3,137
   Taiwan.............................             209,499               204,672            248,637              2,434
   Europe.............................              38,355                38,333             52,779                517
   Other..............................              31,506                39,016             27,133                265
                                          ----------------       ---------------    ---------------        -----------
        Total.........................    (Yen)    743,831       (Yen) 1,314,033    (Yen) 1,651,162        $    16,162
                                          ================       ===============    ===============        ===========


     Intercompany sales between geographic areas are made at arms-length prices. Long-lived assets are those assets used in the geographic segment.

     Long-lived assets are included in the consolidated balance sheets as follows:

                                                                                                         Thousands of
                                                                Thousands of yen                         U.S. dollars
                                          ----------------------------------------------------------   -----------------
                                                                                                          Year ended
                                                           Year ended December 31                         December 31,
                                          ----------------------------------------------------------
                                                 1997                1998               1999                 1999
                                          -------------------  ------------------  -----------------   -----------------
Investments and other assets::
   Intangibles..........................  (Yen)    260,759     (Yen)  438,366      (Yen)  440,252      $     4,309
   Other................................           130,304            380,253             461,125            4,514
 Property and equipment, less
   accumulated depreciation.............           352,768            495,414             749,785            7,339
                                          ----------------     --------------      --------------      -----------
        Tota1...........................  (Yen)    743,831     (Yen)1,314,033      (Yen)1,651,162      $    16,162
                                          ================     ==============      ==============      ===========

     Significant customers

     SOFTBANK and its affiliates accounted for more than 10% of net sales to external customers for the years ended December 31, 1997, 1998 and 1999. Net sales to SOFTBANK and its affiliates for the years ended December 31, 1997, 1998 and 1999 were (Yen)1,383,730 thousand, (Yen)2,386,654 thousand and
(Yen)2,453,538 thousand ($24,017 thousand), respectively.

       The accompanying notes are an integral part of these statements.

23.  Subsequent events

     Establishment of ipTrend Incorporated, new subsidiary

On January 18, 2000, the Company established a new wholly-owned subsidiary in Japan with an initial capital of (Yen)490,000 thousand ($4,796 thousand), named ip Trend Incorporated (ipTrend). Subsequently, on February 24, 2000, the Company increased its investment in ip Trend by (Yen)1,510,000 thousand ($14,781 thousand). The Company intends to extend its business to the area of UNIX and Linux as an internet-based technology through ip Trend, which will manufacture and sell computer software for internet-based technology and provides related services.

     Acquisition of the shares of Nihon Unisoft Incorporated

On February 29, 2000, the Company completed the acquisition of 1,600 shares (66.7%) of outstanding shares of Nippon Unisoft through ipTrend Inc., a wholly-owned subsidiary of the Company. Nippon Unisoft Incorporated, which has annual sales of approximately (Yen)1,484 millions ($14,546 thousand), has been a Japanese Unix software solution provider in the networking communications and Internet domain since November 1, 1983. The purpose of the acquisition is to develop the internet-based technology and to expand the sales of the products and services used by that technology. The acquisition will be accounted for as a purchase. As such, the excess of the purchase price over the fair value of the acquired net assets, which approximates (Yen)239,567 thousand ($2,345 thousand), will be recorded as goodwill of (Yen)1,360,433 thousand ($13,317).

Unaudited pro forma information related to this acquisition is not included as the impact of this acquisition is not deemed to be material.

       The accompanying notes are an integral part of these statements.

                                                                     SCHEDULE II

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                            Thousands of yen
                                         ----------------------------------------------------------------------------------------
                                                           Additions
                                          Balance at      charged to      Additions                                     Balance at
                                           beginning       costs and      charged to      Deductions        Other         end of
                                           of period       expenses       net sales        (Note 1)       (Note 2)        period
                                         ------------    -------------- --------------  --------------- -------------- -------------
Year ended December 31, 1997:

   Allowance for doubtful
     accounts and sales returns.......   (Yen) 76,818    (Yen)  97,973  (Yen) 35,787   (Yen)   (6,325)  (Yen)    492   (Yen) 204,745
                                         ============    =============  ============   ==============   ============   =============
Year ended December 31, 1998:
   Allowance for doubtful
     accounts and sales returns.......   (Yen)204,745    (Yen) 192,922  (Yen) 22,227   (Yen)  (52,657)  (Yen)(28,356)  (Yen) 338,881
                                         ============    =============  ============   ==============   ============   =============
Year ended December 31, 1999:
   Allowance for doubtful
     accounts and sales returns.......   (Yen)338,881    (Yen)  97,102  (Yen)145,099   (Yen) (151,716)  (Yen)(46,393)  (Yen) 382,973
                                         ============    =============  ============   ==============   ============   =============

Notes:   1.   Amounts written off.
         2.   Translation adjustment.


                                                                            Thousands of yen
                                            ---------------------------------------------------------------------------------
                                              Balance at
                                             beginning of                                                       Balance at
                                                period           Additions        Deductions        Other      end of period
                                            ----------------  ----------------  ---------------  ------------  --------------
Year ended December 31, 1997:
   Valuation allowance
      - Deferred tax assets............     (Yen)        -    (Yen)    49,048   (Yen)        -   (Yen)      -  (Yen)   49,048
                                            ==============    ===============   ==============   ============  ==============
Year ended December 31, 1998:
   Valuation allowance
      - Deferred tax assets............     (Yen)   49,048    (Yen)   188,819   (Yen)        -   (Yen)(25,816) (Yen)  212,051
                                            ==============    ===============   ==============   ============  ==============
Year ended December 31, 1999:
   Valuation allowance
      - Deferred tax assets............     (Yen)  212,051    (Yen)         -   (Yen) (198,599)  (Yen) (2,987) (Yen)   10,465
                                            ==============    ===============   ==============   ============  ==============


       The accompanying notes are an integral part of these statements.