Form 20-F
period 2000-12-31
TREND MICRO INC
filed 2001-06-29
CIK 1089463

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 20-F

(Mark One)

[_] Registration statement pursuant to Section 12(b) or 12(g) of the Securities
    Exchange Act of 1934

                                      or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities
    Exchange Act of 1934 for the fiscal year ended December 31, 2000

                                      or

[_] Transition report pursuant to Section 13 or 15(d) of the Securities
    Exchange Act of 1934

For the transition period from _________ to _________

Commission file number 333-10486

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange on
          Title of Each Class                        Which Registered
--------------------------------------  ----------------------------------------
               None                                    None

Securities registered or to be registered pursuant to Section 12(g) of the
Act:

     (1)  Common Stock, par value 50 Japanese yen, per share ("Shares")*

     (2)  American Depositary Shares ("ADSs")**

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

         As of December 31, 2000, 65,560,421 shares of common stock were outstanding, comprised of 64,891,421 Shares and 6,690,000 American Depositary Shares (equivalent to 669,000 Shares based on the ratio of 10 shares of Common Stock for each American Depositary Share in effect as of the date of filing of this annual report).***

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes [X]           No [_]

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 [_]       Item 18 [X]

         All information contained in this report is as of December 31, 2000 or for the year ended December 31, 2000 unless the context otherwise indicates. In tables appearing in this annual report, figures may not add up to totals due to rounding.

--------------------------------------------------------------------------------

* Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of The Nasdaq National Market.

** As of the date of this filing, each American Depositary Share represents 10 shares of Common Stock. Effective July 2, 2001 each American Depositary Share will represent 1 share of Common Stock.

*** On account of a one-into-two stock split which took effect on March 31, 2001, there were 131,590,456 shares outstanding as of May 31, 2001. Unless otherwise indicated, share references reflect the stock split.

Cautionary Statement Regarding Forward-Looking Statements
---------------------------------------------------------

         The annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. To the extent that statements in this annual report on Form 20-F do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon management's current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Our actual actions or results may differ materially from those discussed in the forward-looking statements. We undertake no obligation to publicly update any forward-looking statement after the date of this annual report, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the Securities Exchange Act of 1934.

         Important risks and factors that could cause our actual results to differ materially from our expectations are generally set forth in Item 3.D. and include, without limitation:

         . difficulties in addressing new virus and other computer security problems;
         . timing of new product introductions and lack of market acceptance for our new products;
         . the level of continuing demand for, and timing of sales of, our existing products;
         . rapid technological change within the anti-virus software industry; . changes in customer needs for anti-virus software;
         . existing products and new product introductions by our competitors and the pricing of those products;
         .  declining prices for our products and services;
         . difficulties in adapting our products and services to the internet; . the effect of future acquisitions on our financial condition and results of operations;
         .  the effect of adverse economic trends on our principal markets;
         . the effect of foreign exchange fluctuations on our results of operations;
         .  an increase in the incidence of product returns;
         . the potential lack of attractive investment targets; and . difficulties in successfully executing our investment strategy.

and other risks discussed under "Risk Factors" and elsewhere in this annual report.

As used in this annual report, references to "Trend Micro" are to Trend Micro Incorporated. Also, as used in this annual report, references to "we", "our" and "us" are to Trend Micro Incorporated and, except as the context otherwise requires, its subsidiaries.

         Also, as used in this annual report:

         . "dollar" or "$" means the lawful currency of the United States of America, and "yen" or "(Yen)" means the lawful currency of Japan.

         . "U.S. GAAP" means generally accepted accounting principles in the United States, and "Japanese GAAP" means generally accepted accounting principles in Japan.

         . "ADS" means an America Depositary Share, each representing 10 shares of Trend Micro's common stock, and "ADR" means an American Depositary Receipt evidencing ADSs.

"fiscal 2000" and "fiscal year 2000" refer to Trend Micro's fiscal year ended December 31, 2000, and other fiscal years are referred to in a corresponding manner.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers.

        Not applicable

Item 2. Offer Statistics and Expected Timetable.

        Not applicable

Item 3. Key Information.

A. Selected Financial Data.

        You should read the following selected consolidated financial information together with the financial statements and notes to the statements which begin on page F-2 and are in response to Item 8 and Item 18. You should also read the Operating and Financial Review and Prospects included as Item 5.

        The consolidated income statement information for the fiscal years ended December 31, 1998, 1999 and 2000, and the consolidated balance sheet information as of December 31, 1999 and 2000, that are identified as being in accordance with U.S. GAAP are derived from and should be read together with our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by PricewaterhouseCoopers, independent accountants, and are included elsewhere in this annual report.

        The consolidated balance sheet statement information as of December 31, 1997 and 1998 and the consolidated income statement information for the fiscal years ended December 31, 1997 that are identified as being in accordance with U.S. GAAP are derived from our consolidated balance sheet and our consolidated income statement prepared in accordance with U.S. GAAP, which have been audited by PricewaterhouseCoopers, independent accountants, and are not included in this annual report. The consolidated income statement information for the fiscal year ended December 31, 1996, and the consolidated balance sheet information as of December 31, 1996, is derived from our unaudited consolidated financial statements prepared in accordance with Japanese GAAP and is not included in this annual report.

         The consolidated income statement information for the fiscal years ended December 31, 1997, 1998, 1999 and 2000, and the consolidated balance sheet information as of December 31, 1997, 1998, 1999 and 2000, that are identified as being in accordance with Japanese GAAP are derived from our consolidated financial statements prepared in accordance with Japanese GAAP, which have been audited by PricewaterhouseCoopers, independent accountants, and are not included in this annual report.

                                                                       Year Ended December 31,
                                         -------------------------------------------------------------------------------------
                                             1996              1997             1998            1999        2000       2000
                                         -------------------------------------------------------------------------------------
                                                (in millions of yen and thousands of dollars, except per share data)
Consolidated Income Statement
Information:
In accordance with Japanese GAAP
   Net sales...........................  (Yen)4,318      (Yen)7,943      (Yen)10,217      (Yen)13,741    (Yen)21,835      $189,868
                                           -----------     -----------     ------------     ------------   ---------      --------
   Operating income....................         927           2,349            2,427            4,254          7,443        64,725
                                           -----------     -----------     ------------     ------------   ---------      --------
   Income before income tax............         974           2,432            2,379            4,464          8,351        72,615
   Income taxes........................        (346)         (1,118)          (1,325)          (1,997)        (3,621)      (31,487)
                                           -----------     -----------     ------------     ------------   ---------      --------
   Net income..........................         628           1,314            1,054            2,467          4,723        41,068
                                           -----------     -----------     ------------     ------------   ---------      --------
   Net income per share (basic)........  (Yen) 5.82(1)   (Yen)12.17(1)     (Yen)9.25(1)    (Yen)19.41(1)  (Yen)36.22(1)   $   0.31
                                           ===========     ===========     ============     ============   =========      ========
   Net income per share (diluted)......          --              --        (Yen)9.05(1)    (Yen)18.87(1)  (Yen)35.39(1)   $   0.31
                                           ===========     ===========     ============     ============   =========      ========
   Cash dividends......................          --              --               --        (Yen)1.67(2)          --            --
                                           ===========     ===========     ============     ============   =========      ========

                                                                     Year Ended December 31,
                                       ---------------------------------------------------------------------------------------
                                          1996          1997           1998          1999                2000        2000
                                       ---------------------------------------------------------------------------------------
                                              (in millions of yen and thousands of dollars, except per share data)
In accordance with U.S. GAAP
   Net sales.........................               (Yen)7,398       (Yen)9,746     (Yen)13,633      (Yen)20,070    $174,525
Cost of sales........................                      734              560             481            1,474      12,823
                                                  --------------    --------------  -----------      -----------    --------
   Gross profit......................                    6,664            9,186          13,152           18,596     161,702
                                                  --------------    --------------  -----------      -----------    --------
Operating expenses:
   Selling...........................                    1,316            2,526           3,454            5,445      47,349
   Research and development..........                      557              960             994            2,044      17,769
   General and administrative........                    2,755            4,087           4,772            5,580      48,522
                                                  --------------    --------------  -----------      -----------    --------
      Total operating expenses.......                    4,628            7,573           9,220           13,069     113,640
                                                  --------------    --------------  -----------      -----------    --------
Operating income.....................                    2,036            1,613           3,932            5,527      48,062
                                                  --------------    --------------  -----------      -----------    --------
Other income, net....................                       82               85              67            1,365      11,866
                                                  --------------    --------------  -----------      -----------    --------
Income before income taxes, minority
   interest and equity in loss of
   affiliated companies..............                    2,118            1,698           3,999            6,892      59,928
                                                  --------------    --------------  -----------      -----------    --------
Income taxes.........................                    1,267            1,295           1,849            3,123      27,153
                                                  --------------    --------------  -----------      -----------    --------
Income before minority interest and
   equity in losses of affiliated
   companies.........................                      851              403           2,150            3,769      32,775
                                                  ==============    ==============  ===========      ===========    ========
Minority interest in income of a
   consolidated subsidiary...........                       --               --              --                7          59
                                                  ==============    ==============  ===========      ===========    ========
Income from consolidated companies...                      851              403           2,150            3,762      32,716
                                                  ==============    ==============  ===========      ===========    ========
Equity in losses of affiliated
companies............................                       --               --               3               87         762
                                                  ==============    ==============  ===========      ===========    ========
Net income...........................                 (Yen)851         (Yen)403      (Yen)2,147       (Yen)3,675    $ 31,954
                                                  ==============    ==============  ===========      ===========    ========
Net income per share (basic).........                (Yen)7.88(3)     (Yen)3.54(3)   (Yen)16.90(3)    (Yen)28.18(3) $   0.25
                                                  ==============    ==============  ===========      ===========    ========
Net income per share (diluted).......                       --        (Yen)3.46(3)   (Yen)16.42(3)    (Yen)27.53(3) $   0.24
                                                  ==============    ==============  ===========      ===========    ========
Weighted average common shares
   outstanding (basic)...............              108,000,000(3)   113,946,182(3)  127,100,328(3)   130,388,962(3)
Weighted average common shares                              --
   outstanding (diluted).............                       --      116,483,720(3)  130,752,652(3)   133,454,940(3)

                                                                   Year Ended December 31,
                                             -----------------------------------------------------------------------
                                               1996        1997           1998        1999       2000        2000
                                             -----------------------------------------------------------------------
                                               (in millions of yen and thousands of dollars, except per share data)
Consolidated Balance Sheet Information

In accordance with Japanese GAAP
  Cash and cash equivalents (4)........    (Yen)   --   (Yen)1,444   (Yen) 9,396  (Yen)15,649   (Yen)24,435   $212,482
  Total assets.........................         3,262        5,544        17,456       28,857        43,802    380,887
  Total liabilities....................         1,689        2,657         3,215       10,381        17,565    152,740
  Stockholders' equity.................    (Yen)1,573   (Yen)2,887   (Yen)14,241  (Yen)18,476   (Yen)26,237   $228,147

In accordance with U.S. GAAP
  Cash and cash equivalents............                 (Yen)1,144   (Yen) 9,396  (Yen)15,649  (Yen)24,436    $212,483
  Total assets.........................                      5,435        17,716       28,781       44,574     387,604
  Total liabilities....................                      3,190         4,143       11,471       20,230     175,914
  Shareholders' equity.................                 (Yen)2,245   (Yen)13,573  (Yen)17,310  (Yen)24,344    $211,690

-------------------------------
(1) Shares outstanding increased from 6,000 shares on December 31, 1996 to 18,000 shares in a one-into-three stock split effected on September 1, 1997.

     Shares outstanding increased from 18,000 shares on December 31, 1997 to 20,835,600 shares on December 31, 1998 due to the following events:

       . an increase to 1,800,000 shares on January 1, 1998 in connection with a lowering of the par value of our shares,
       . an increase of 16,200,000 shares in connection with a one-into-ten stock split effected on May 7, 1998,
       . issuance of 2,500,000 shares on August 18, 1998 in connection with our initial public offering in Japan,
       . issuance of 335,600 shares upon exercise of warrants issued under the 1997 and 1998 incentive plans

     Shares outstanding increased from 20,835,600 shares on December 31, 1998 to 64,842,900 shares on December 31, 1999 due to the following events:

       . an increase of 42,749,400 shares in connection with a one-into-three stock split effected on September 30, 1999.
       . issuance of 1,257,900 shares upon exercise of warrants issued under the 1997 and 1998 incentive plans

     Shares outstanding increased from 64,842,900 shares on December 31, 1999 to 65,560,421 shares on December 31, 2000 due to the following events:

       . issuance of 717,521 shares upon exercise of warrants issued under the 1997, 1998 and 1999 incentive plans

     A one-into-two stock split was effected on March 31, 2001.

     All prior share and per share amounts have been restated to reflect the stock split indicated above.

(2) Reflects an extraordinary dividend of (Yen)208.3 million paid in March 1999 to commemorate the listing of our shares on the Japanese over-the-counter market.

     As adjusted to reflect all stock splits described in (1) above, as permitted under U.S. GAAP.

(3)  Restated to reflect all stock splits indicated in (1) above.

(4) Consolidated data under Japanese GAAP for cash and cash equivalents for the year 1996 is not available.


         Exchange Rates.

         In parts of this annual report, we have translated Japanese yen amounts into U.S. dollars solely for the convenience of readers. Unless otherwise indicated, the rate we used for the translation was (Yen) 115.00 per $1, which was the approximate rate on December 31, 2001. The following table shows the noon buying rates for Japanese yen expressed in Japanese yen per $1. On June 28 the noon buying rate announced by the Federal Reserve bank of New York was (Yen)
124.63 per $1.

Year ended/ending December 31,                     High            Low           Average       Period-end
------------------------------                 -----------     -----------     -----------    -------------
1996.......................................         116.13         103.92          108.78         115.77
1997.......................................         131.08         111.42          121.06         130.45
1998.......................................         147.14         113.08          130.99         113.08
1999.......................................         124.45         101.53          113.73         102.16
2000.......................................         114.62         101.70          107.80         114.80
2001 (through June 22, 2001)...............         126.75         114.73          117.77         124.65

Calendar Year 2000
------------------
December...................................         114.62         110.42          112.21         114.35

Calendar Year 2001
------------------
January ...................................         118.35         114.26          116.67         116.39
February ..................................         117.62         114.88          116.23         117.28
March .....................................         125.54         117.33          121.51         125.54
April .....................................         126.75         121.68          123.77         123.57
May .......................................         123.67         118.88          121.77         118.88

B.  Capitalization and Indebtedness.

    Not applicable

C.  Reasons for the Offer and Use of Proceeds.

    Not applicable

D.  Risk Factors.

         The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares and the ADSs could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

Major software and hardware vendors may incorporate anti-virus protection in their product offerings, which could render our products obsolete or unmarketable.

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

Because we generate substantially all of our revenue from a single product line, we are vulnerable to decreased demand for such products.

         Unlike software companies with diversified product lines, substantially all of our net sales come from licensing and selling anti-virus software products. Although we have begun to offer more comprehensive network and internet security and management software and services, and our recent acquisition of ipTrend has broadened our product line, we expect anti-virus products to continue to account for the largest portion of our net sales for the foreseeable future. If the demand for, or the prices of, this software drop as a result of competition, technological change or other factors such as lower growth or a contraction in the worldwide anti-virus software market, our business, financial conditions and results of operations could materially suffer.

Our newly-acquired subsidiary, ipTrend, has a limited operating history and is in a highly competitive business.

         ipTrend's primary market is small- to medium- size businesses, which makes its growth dependent on the information technology spending patterns of these companies. ipTrend has never sold to small/medium- sized companies before, and our inexperience in selling our products to small- to medium-sized organizations could also affect our revenue growth. At present this market is a very difficult one, and while ipTrend expects information technology spending by small companies in Japan and Taiwan to recover, continued weakness will affect its growth projections negatively. Furthermore, we expect growing competition from major hardware vendors, who have considerable resources behind them. If ipTrend can not compete with such entrants its growth prospects will be hindered.

         Because of the limited operating history of our server appliance business, and the new and rapidly evolving market for server appliances, ipTrend's ability to accurately forecast sales is limited, which makes it difficult to predict the revenues that we will recognize. In addition, ipTrend cannot forecast operating expenses based on historical results, and most of its costs are for personnel and facilities, which are relatively fixed in the short term. If ipTrend has a shortfall in revenues in relation to expenses, it may not be unable to reduce its expenses quickly enough to avoid impacting our operating results negatively.

If ipTrend is not successful we may be obliged to write-off all the goodwill recognized in acquiring it more quickly than we currently plan.

When we acquired ipTrend we recognized a portion of the purchase price as goodwill. Goodwill represents the difference between the purchase price and the book value of the company being acquired. We currently plan to write off the goodwill we recognized in our acquisition of ipTrend over a 5-year period. However, if ipTrend does not generate sufficient revenue, we may be obliged to write off the goodwill in fewer than 5 years. This would have a greater negative impact on our profits in future fiscal years.

Deterioration in our relationship with SOFTBANK could result in a decrease in sales of our products.

         We depend on our relationship with SOFTBANK, which is our largest customer and has played an instrumental role in the development of our business in Japan. An adverse change in our relationship with SOFTBANK would result in decreased sales to SOFTBANK and could disrupt our relationships with distributors of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK totaled approximately (Yen)2.4 billion or 24% of our net sales in 1998, (Yen)2.5 billion or 18% of our net sales in 1999 and approximately (Yen) 3.5 billion ($30.5 million) or 17% of our net sales in 2000. In addition, SOFTBANK has close relationships with many systems integrators through which we sell our anti-virus software to corporate end users in Japan.

Because of our dependence on SOFTBANK, the price of our shares and ADSs could fall as a result of adverse events affecting SOFTBANK, even if the events do not relate directly to us.

         Because of our dependence on SOFTBANK, the price of our shares and ADSs could fall as a result of adverse events affecting SOFTBANK that do not affect us directly, such as a deterioration in SOFTBANK's business.

Because rapid technological change regularly occurs in the anti-virus software market, our products may become obsolete.

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

Because our competitors are more established than we are in the U.S. and European markets, we may not be able to increase our market share in these markets.

         We believe that our share of the anti-virus software market in the U.S. and Europe is small relative to the market shares of our principal competitors, despite the growth of our sales in these markets in 1999 and 2000. Because our competitors are already well-established in these key markets and have greater financial and other resources and market recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

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

We may suffer a loss of sales and market share in our core Japanese market if our competitors achieve success in Japan.

         Our major competitors, Network Associates, Computer Asociates and Symantec Corporation, are active in the Japanese anti-virus software market and have allocated significant resources to achieve success in the Japanese anti-virus software market. Although these competitors currently have smaller shares of the Japanese market than Trend Micro, each has significantly greater financial, marketing and other resources as a whole than we do. Additionally, competition in our core Japanese market and in other Asian markets could intensify in the future if other competitors emerge. As a result of our competitors' efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors' success could materially harm our business, financial condition and results of operations.

Our growth may suffer if we are not successful in establishing a new internet service business.

         One of our key strategies for long-term growth is to establish a line of business focused on delivering network management and security services over the internet for a fee. At present, our internet service business is in its infancy and we generate only modest revenue from those services. We do not have significant experience in this business area, and if we do not successfully establish and expand this business, we may lose sales to our competitors who are able to effectively establish an internet-based service business model.

Because we may acquire companies to grow our business, future acquisitions may reduce our earnings and result in increased costs in our business operations.

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

We must adapt to the rapidly changing business environment brought on by the widespread use of the internet.

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

Our customers may cancel or delay their purchases of our products, which could adversely affect our business.

         Our products may be considered to be capital purchases by certain customers or prospective customers. Capital purchases are often discretionary and, therefore, are canceled or delayed if the customer experiences a downturn in its business prospects or as a result of economic conditions in general. Any cancellation or delay could adversely affect our results of operations.

If hackers gain unauthorized access to our systems, we could suffer disruptions in our business and long-term damage to our reputation.

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

We must effectively manage our growth.

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

We sell our products through intermediaries who may not vigorously market our products, have rights of return or may have difficulty in timely paying for purchased products.

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

         In light of the recent downturn in the U.S. economy, we are experiencing, and may continue to experience, an increase in the incidence of our products being returned.

         Some of our distributors are experiencing financial difficulties worldwide, which may adversely impact our collection of accounts receivable. We regularly review the collectibility and creditworthiness of our distributors to determine an appropriate allowance for doubtful accounts. Our uncollectible accounts could exceed our current or future allowance for doubtful accounts, which would adversely impact our operating results.

We rely heavily on our management and technical personnel, who may not remain with us in the future.

         We rely, and will continue to rely, on a number of key technical and management employees, including our CEO, Steve Ming-Jang Chang. While we require our employees to sign employment agreements, our employees are generally not otherwise subject to noncompetition covenants. If any of our key employees leave, our business, results of operations and financial condition could suffer.

Fluctuations in our quarterly financial results could cause the market price for the shares and the ADSs to fall.

         We believe that our quarterly financial results may fluctuate in ways that do not reflect the long-term trend of our future financial performance. It is likely that in some future quarterly periods, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our shares and the ADSs could fall.

         Factors which could cause our interim financial results to fluctuate include:

         .    Timing of sales of our products and services due to customers'
              budgetary constraints, seasonal buying patterns and our
              promotional activities;
         .    New product introductions by our competitors;
         .    Significant marketing campaigns, research and development efforts, employee hirings, and other current expenditures by us to drive the growth of our business;
         .    Changes in customer needs for anti-virus software; and
         .    Changes in economic conditions in our major markets.

Because of the influence of our principal shareholders, our other shareholders may be unable to influence our business.

         Our principal shareholders, including our executive officers and directors, beneficially owned approximately 48.2% of our outstanding shares as of March 31, 2001. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

Because Japan is our largest market, weakness in the Japanese economy may hurt our business performance.

         While our sales in the U.S. and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales of our anti-virus software products in Japan accounted for approximately 49% of our net sales in 1998, approximately 43% in 1999 and approximately 33% in 2000. In the past three years, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during the last three years. Any further deterioration in the condition of the Japanese economy could significantly curtail the rate of growth in our net sales in Japan which, because of our dependence on the Japanese markets, could impact negatively on Trend Micro's net sales.

Because we make a significant percentage of our net sales in Asia, we are more vulnerable than our competitors to weaknesses in the economies of Asian countries.

         The economies of certain Asian countries are susceptible to sudden and unpredictable downturns. Among other things, a decline in value of Asian currencies, together with difficulties in obtaining credit, can significantly limited the purchasing power of our Asian customers. For example, net sales of our products in these countries was approximately (Yen)1.9 billion or approximately 20% of our net sales in 1998, approximately (Yen)1.8 billion or approximately 13% of our net sales in 1999 and approximately (Yen)2.1 billion or approximately 11 % of our net sales in 2000. When compared with our main competitors, we believe we make a greater portion of our total sales in these countries. An economic downturn in Asia could hinder our growth.

Because we earn revenues denominated in a number of different currencies, foreign exchange fluctuations could lower our results of operations.

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

Because our business depends significantly on intellectual property, infringement of our intellectual property could hurt our business.

         Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, our U.S. subsidiary holds four issued U.S. patents and our Taiwan subsidiary holds four issued U.S. patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our customers, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

Product liability claims asserted against us in the future could hurt our business.

         Our products are designed to protect customers' network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Furthermore, our subsidiary, ipTrend, manufactures hardware devices which could give rise to a higher incidence of product liability claims than we have up until now experienced. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to these types of claims. However, in some jurisdictions these provisions may not be enforceable or statutory, public policy or other grounds. We currently do not carry product liability insurance covering claims arising in the U.S. While we have not been sued on product liability grounds to date, a successful product liability or related claim brought against us could harm our business.

Our business faces the risk of interruption from power shortages, earthquakes and other hazards.

         We face a number of potential business interruption risks that are beyond our control. The State of California has recently experienced intermittent power shortages, sharp increases in the cost of energy and even interruptions of service to some business customers. If power shortages continue to be a problem our business may be materially adversely affected. Additionally, we may experience natural disasters that could interrupt our business.

         Our corporate headquarters is located near a major earthquake fault. The impact of a major earthquake on our facilities, infrastructure and overall operations is not known. Safety precautions have been implemented, however there is no guarantee that an earthquake would not seriously disturb our entire business process. We are largely uninsured for losses and business disruptions caused by an earthquake and other natural disasters.

Our stock price is volatile, and investors buying the shares or ADSs may not be able to resell them at or above their purchase price.

         Our common shares are traded on the Tokyo Stock Exchange, which is the principal market for the shares. Recently, the U.S. and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of (Yen)3,165 and a high of (Yen)9,005. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $2.333 and a high of $15.938. The closing price on the Tokyo Stock Exchange for our stock on May 31, 2001 was (Yen)5,140, and the closing price on The Nasdaq National Market for our ADSs on May 31, 2001 was $4.28 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

We do not expect to pay cash dividends.

         We intend to retain any future earnings to finance our business and operations and any future growth. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Yen-dollar fluctuations could cause the market price of the ADSs to decline, reduce dividend amounts payable to ADS holders, if declared, and affect other items as expressed in U.S. dollars.

         Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect the U.S. dollar equivalent of the Japanese yen price of the shares on the Tokyo Stock Exchange and, as a result, are likely to affect the market price of the ADSs. These fluctuations will also affect our earnings, the book value of our assets and our shareholders' equity as expressed in U.S. dollars. If in the future we decide to pay dividends on the shares, we will declare any cash dividends in Japanese yen. Exchange rate fluctuations will also affect the dividend amounts payable to ADS holders following conversion into U.S. dollars of dividends paid in Japanese yen on the shares represented by the ADSs.

The rights of small shareholders are limited under the Japanese unit share system.

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

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights.

         The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the company's accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine the accounting books and records of the company or exercise appraisal rights through the depositary.

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions.

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

Item 4.  Information on the Company.

A.   History and Development of the Company.

         We were established in 1989 as a Taiwanese company. In August 1996, we became a Japanese company and were reorganized in a series of transactions by which we became the parent corporation of Trend Taiwan and each of the international subsidiaries then owned by Trend Taiwan.

         We are a leader in network antivirus and Internet content security software and services. Our North American headquarters are in Cupertino, CA and we have business units worldwide. Our products are sold through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all our products, visit: http://www.trendmicro.com.
                                                  -------------------------
Information contained on our website is not part of this annual report.

         Our head office is located at Odakyu Southern Tower, 10F, 2-1, Yoyogi 2-Chome, Shibuya-ku, Tokyo 151-8583, Japan. Our telephone number is 81-3-5334-3600. Our agent for service of process in the United States is Mike Conner, Director in charge of North America and Senior Vice President, c/o Trend-Micro, Inc., 10101 N. DeAnza Blvd., Suite 400, Cupertino, California 95014.

         We expanded into a new business field by acquiring ipTrend Incorporated (formerly Nippon Unisoft Incorporated) for the purpose of making inroads into UNIX-based operating systems, the Internet platform technology, and especially into Linux systems. We are allocating major resources to this new business.

         Trend Micro began commercial operations in May 1989, shortly after computer viruses were first detected, and we completed our initial public offering on the Japanese over-the-counter market in August

1998. We listed American Depositary Shares on The Nasdaq National Market in July 1999 in connection with a global offering of 12,750,000 shares in the form of shares and ADRs.

B.   Business Overview.

Introduction

         We develop, market and support anti-virus software and management solutions for corporate computing systems and personal computers. Our products deliver virus protection at each access point within the corporate network where data files are exchanged.

         Our products have recently won the following awards:

         Publication               Award

         SC Magazine               in December 2000, SC Magazine awarded
                                   ScanMail for Exchange as "Pick of 2000"
         PC Professionnell         In February 2000, German magazine PC
                                   Professionnell awarded the Editor's Choice
                                   distinction to ServerProtect, OfficeScan
                                   Corporate Edition and Trend Virus Control
                                   System.
         Windows NT                ServerProtect won Windows NT Magazine's
         Magazine                  Editor's Choice Award in its December 1999
         InfoWorld                 issue. October 1998 "Test Center Hot Pick"
                                   award for Trend Virus Control System,
                                   ServerProtect and OfficeScan Corporate
                                   Edition package. For products or solutions
                                   deemed to offer stand-out technology, among
                                   other criteria.
         InfoWorld                 In February 1999 InfoWorld picked the same
                                   software package as the anti-virus "Solution of the Year" for 1998.
         PC                        Magazine In April 1999 a package of Trend
                                   Virus Control System, ServerProtect, ScanMail and OfficeScan Corporate Edition earned a "NeaTSuite/Editor's Choice" award based upon performance tests comparing anti-virus solutions. PC Magazine is published by Ziff-
                                   Davis Inc., a subsidiary of SOFTBANK.

         Our products operate across a range of computer operating system platforms, including Windows NT, Windows 2000, Windows 98, NetWare, Sun Solaris and several versions of UNIX. Corporate and government end users of our anti-virus software and management tools include Boeing, Bank of America, Hewlett-Packard, Chase Manhattan Bank, Lucent Technologies, GTE, Coca-Cola, MCI WorldCom, ConAgra, Microsoft, Siemens, Bayer, Deutsche Bank, Nestle, Nissan, Avery Dennison, Dana Corporation, GE Access, Honeywell, Hughes Space and Aircraft, NCR, Texas Instruments, Thomson Multimedia Inc, the U.S. Department of Justice, the U.S. State Department, the European Parliament and the European Commission.

Industry Background

         The Computer Virus Problem

         Computer viruses are software programs which infect computer systems by secretly attaching themselves to other software, self-replicating and spreading as data from e-mail, application software files, discs and the internet. Viruses cause varying degrees of damage, including displaying disruptive messages on a user's screen, altering or destroying system files, and reformatting a computer's hard drive. In corporate networks, viruses can cause network servers and client computers to stop working. This can result in significant productivity losses, damage to data files and system reconfiguration costs.

         Development of the Anti-Virus Software Market

         The anti-virus software market has grown significantly in the past few years and is expected to continue to grow in the future. International Data Corporation, an independent research organization, estimates that worldwide anti-virus revenues have grown from approximately $686 million in 1997 to approximately $1.1 billion in 1998, and are expected to grow to approximately $2.9 billion in 2002. International Data Corporation estimates that worldwide revenue for the Anti-Virus software market is forecast to increase at a 17% compound annual growth rate from 1999 to 2004, reaching $2.7 billon. The International Computer Security Association published a virus prevalence survey in 2000 which a total of 855,899 PCs and 22,440 file and application servers, and 94.67% of the companies responding to the survey, experienced at least 1 virus encounter during the survey period. Only one company claimed not have experienced such an encounter.

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

Challenges to Providing Comprehensive Anti-virus Protection

         The evolution of computer viruses with the shift from stand-alone personal computers to client-server enterprise networks and, most recently, the emergence of the internet have created a number of challenges to businesses seeking protection against viruses such as how to keep pace with the rapid evolution and proliferation of new viruses, how to protect themselves against infections at multiple levels and how to provide enterprise-wide protection against rapidly evolving virus technology.

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

          Check Point Software Technologies Ltd. in August 1998 certified that the Sun Microsystems Solaris version of InterScan VirusWall can operate compatibly on Check Point's FireWall-1 internet gateway server. InterScan VirusWall was named as Best Virus Protection for its rich feature set and overall value by NT professionals and subscribers to W2Knews, the world's largest E-Newsletter designed for NT system managers.

          In 2001, Trend Micro provided free PDA device resident virus protection on Palm, EPOC and Pocket PC operating systems to protect users from wireless.

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

          InterScan AppletTrap is the newest addition to the InterScan product suite. It was introduced in the U.S. and Europe in March 1999. It detects and blocks both known and unknown malicious Java and ActiveX applets with minimal impact on internet traffic performance. InterScan AppletTrap first scans at the proxy server to detect and block applets containing known malicious code. It then uses patented technology to instruct the destination client personal computer regarding acceptable behavior and shuts down applets exhibiting malicious behavior, such as trying to access unauthorized directories, without affecting network or client personal computer performance. Finally, unknown applets which have exhibited malicious behavior on a client personal computer are placed on a list to be automatically excluded at the server where data enters the network from the internet if such applets attempt to re-enter the network in the future. InterScan AppletTrap can be used in conjunction with either Netscape/AOL Navigator or Microsoft Internet Explorer.

          ScanMail acts at the e-mail and groupware server level to combat computer viruses where they currently most often appear: in document files shared via e-mail and groupware, which is software that facilitates work among personal computers users at different remote locations. When it detects a virus, ScanMail sends a customizable alert message to the administrator, sender and recipient without delaying the original message. Infected files are cleaned automatically and sent on to the intended recipients. Using ScanMail's ActiveX program controls, the network administrator can send files containing unknown viruses to Trend eDoctor Lab for analysis and disinfection. ScanMail products are available for Lotus Notes, Microsoft Exchange. HPOpenMail's ScanMail for Lotus Notes v2.0 and HouseCall, Trend Micro's free online virus scanning service were honored with certifications from ICSA for their ability to detect 100% of known `in the wild' viruses in August 2000. ScanMail for Microsoft Exchange was named as the "best buy" e-mail anti-virus solution in the January 2000 issue of SC Magazine.

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

          Desktop Level Virus Protection

          OfficeScan Corporate Edition is the desktop-based anti-virus component of our corporate solution. While active at the desktop level, OfficeScan Corporate Edition is centrally controlled and can be installed, managed and upgraded using the Trend Virus Control System, or deployed through an intranet web page, Windows NT remote server, Microsoft System Management Server or login script. Centralized administration ensures that all users have the most up-to-date software and virus descriptions, limits client modifications to the software, and ensures that reports of virus activity reach the system administrator.

          PC-cillin, which is marketed in Japan as Virus Buster, is our anti-virus product for the home personal computer and workstation. PC-cillin removes viruses without interrupting programs then running on the user's personal computer or workstation, when infections occur. PC-cillin includes an easy-to-use graphic user interface, and is available in Windows NT Workstation 4.0, Windows Me, Windows 98, Windows 95 and Windows 2000 Professional versions. PC-cillin 2000 wins 'Win100 Awards' from WinMag.com, named among 100 Best Products for past year, in June 2000. Virus Buster was the only product among six personal computer anti-virus products surveyed to receive a "four-star" rating from the Japanese magazine PC Computing in September 1998. PC Computing is published by SOFTBANK. The latest version of PC-cillin has a function which we call Personal Firewall which prevents a personal computer or workstation from unauthorized web access. The latest version of Virus Buster released in Japan also includes a one-year warranty providing for a refund of the product's price equivalent to purchase if, under conditions set forth in the product package, new viruses infect and cause damage to a user's files or programs. Trend Micro is insured against liabilities, subject to certain limitations and exclusions, arising from this warranty service.

          Trend ChipAway Virus provides hardware-level protection to stop boot-sector viruses from infecting the computer during the period before the operating system and traditional anti-virus software load. This product works by encoding virus protection in the basic input/output system, read-only memory chips used to start the computer before its operating system software loads.

          Internet-Based Support Services

          eDoctor is an anti-virus service to which purchasers of the Trend Virus Control System can subscribe for a monthly per-user fee. Qualified providers of first-line support, typically systems integrators and internet service providers, acting as "Premium Security Partners," use the management capabilities of Trend Virus Control System to install virus protection software on the customer's network, to resolve virus incidents and to continually diagnose and maintain virus protection systems remotely over the internet. eDoctor includes around-the-clock access to our engineers who work with the Premium Security Partner and the customer in real-time to resolve virus incidents as they occur. Premium Security Partners will receive a significant portion of the monthly fee and are expected to play a key role in marketing the service. The role of the Premium Security Partner is particularly important in Japan, where enterprise users typically look to systems integrators to manage their networks and to provide virus solutions. eDoctor was introduced in Japan, the U.S. and Taiwan in December 1998. In September 1999, we also announced the establishment of the eDoctor Global Network, a worldwide internet anti-virus service initiative which builds malicious code protection directly into the internet infrastructure. The eDoctor Global Network enables customers to obtain virus protection as a value-added service from telecom companies, internet service providers and other managed service providers. Service providers who are part of the eDoctor Global Network include SECOM, JoS, UniSVR, Otsuka Shokai, PSINet, Internet Security Systems, US West, MCI's UUNet division, Sprint and Compaq Services.

          Trend eDoctor Lab is a web-based virus analysis service available generally to corporate end users to send virus-infected files via e-mail to one of our internationally located virus analysis centers for detection and cleaning. Files containing unusual or unknown viruses are automatically routed to our virus expert on duty.

          HouseCall is online scanning software which allows personal computer users to have virus infections detected and removed over the web. Upon detecting a virus, HouseCall lists its name and the infected file. If the virus cannot be removed, HouseCall gives the user the opportunity to delete the file. The service is accessible to all internet users from our website. HouseCall demonstrates our anti-virus expertise and serves as a useful tool to introduce potential customers to our family of products.

          Integrated Small Business Solution

          OfficeScan SBS is designed for the Microsoft Small Business Server. OfficeScan SBS combines file server protection, e-mail and groupware server protection for Microsoft Exchange, and desktop-based protection in a single package. It provides centralized installation, administration and reporting for networks of up to 25 workstations. OfficeScan 3.111 was recommended by SC Magazine's "Buyer's Bible 2000", the leading US computer security magazine, in December, 1999.

Technology

          We believe that our innovative anti-virus technologies are an important competitive advantage. Key technologies used in our products include the following:

          Cheetah is the core of our anti-virus technology and our newest scanning engine. Cheetah, which is incorporated in all of our anti-virus products, detects most known viruses, including boot-sector, polymorphic, macro and applet-based viruses as well as some unknown viruses. When a virus is detected, Cheetah alerts system users based upon instructions selected by a network administrator and either blocks the virus-infected file from being forwarded or cleans and quarantines it, with notice to the user, mail recipient and/or network administrator. Cheetah also incorporates the following scanning technologies and features:

          . our proprietary SoftMice simulator, which traces, decrypts and extracts polymorphic viruses;

          . our DeepScan technology, which tracks a program's execution through multiple-layered files and locates viruses buried in the file body;

          .    Wildcard virus scanning capability to detect variant viruses;

          . Scanning capability for 19 types of compressed files and decoding capability for MIME, BinHex, Base64 and UUEncoded files; and

          . A specific scanning module for detecting known malicious Java code.

          MACROTRAP is an advanced virus detection technology incorporated into the VSAPI scanning engine. Unlike simple pattern matching detection technologies which identify viruses by their unique software codes, MacroTrap uses rule-based scanning to detect known macro viruses and mutated versions of macro viruses by executing the code in a virtual environment that emulates the actual system environment in which the code will be run. Executed code that does not match the software code of any known virus but nonetheless violates predetermined rules of "good behavior" is then identified as suspect and "trapped." This method is particularly well suited for macro viruses because such viruses are very easily created and therefore more varied. Because it uses the same technology upon which Word and Excel files are based, MacroTrap extracts only the affected portion of each word processing or spreadsheet file it scans. This minimizes scanning time and the processing burden on the central processing unit.

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

          INTERSCAN: Server Pipeline is our patented technology which enables scanning of data which has been transmitted through the internet, and also the review of the content of e-mail files. The scanning and detection functions are performed at the server level, enabling viruses to be detected and eliminated before they spread to client personal computers via e-mail or file exchange. The InterScan technology forms the basis of our product suites for the enterprise, including the InterScan VirusWall, ServerProtect, Scan Mail and eManager products.

          CASCADE UPDATE is a management program which centrally deploys anti-virus software from intranet servers to client personal computers. Upon installation, an IntraScan agent program remains on the client personal computer, configured to respond to messages from the server that indicate when new virus pattern updates or program upgrades or configuration changes are available. The agent program automatically downloads all new anti-virus program components from our website to the client personal computer. OfficeScan for Microsoft Small Business Server is our first implementation of the Cascade Update technology.

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

          Historically, a significant percentage of our net sales have been sales to SOFTBANK. For example, sales to SOFTBANK totaled approximately (Yen)2.4 billion or 24% of net sales in 1998, (Yen)2.5 billion or 18% of net sales in 1999 and (Yen)3.5 billion ($30.5 million) or 17% of net sales in 2000. The majority of these sales in 1998 took place through Vaccine Bank, a cooperative marketing program which we maintained with SOFTBANK from 1997 to early 1999. The majority of sales to SOFTBANK in 1999 and 2000 consisted of SOFTBANK's sales of our products to systems integrators.

          Relationship with SOFTBANK. Since 1996, we have entered into numerous agreements with SOFTBANK in connection with the distribution of our products in Japan by SOFTBANK. Currently, all distribution by SOFTBANK of our products in Japan is covered by an October 1999 distribution agreement with SOFTBANK COMMERCE, an indirect wholly-owned subsidiary of SOFTBANK. This distribution agreement gives SOFTBANK COMMERCE the non-exclusive right in Japan to distribute all of our products. It is automatically renewable for successive one-year terms, unless either party exercises its right of non-renewal by giving prior written notice. The October 1999 distribution agreement supersedes all prior agreements between SOFTBANK and us relating to distribution of our products. We make rebate payments to SOFTBANK based on SOFTBANK's achievement of sales targets agreed upon between SOFTBANK and us.

          Service Provider and Other Relationships. In December 1998, we entered into an alliance with SECOM, a home security service provider. We certify SECOM to provide eDoctor and other anti-virus software to update, monitor and maintain SECOM customers' computer networks. We plan to certify additional service providers to offer 24-hour service and support to customers. We have developed with Hitachi Corporation a solution that allows users of Hitachi's JP1 network management software to click on a command icon in Hitachi's JP1 product to access our Trend Virus Control System product. We have developed a similar solution in cooperation with Fujitsu that allows users of SystemWalker, Fujitsu's network of operating and management software, to use Trend Virus Control System. In September 1999, we agreed to license InterScan VirusWall technology to PSINet K.K., a Japan internet service provider, enabling PSINet to provide virus scanning services to its corporate customers as part of its comprehensive security services. In March 2000, Otsuka Shokai began offering to its "@-mail" hosting service customers a virus detection and removal service developed jointly with Trend Micro. We formed alliances with Unisys Information System and NTT Communications in September 2000 and December 2000, respectively, whereby we license InterScan VirusWall technology to them so that they can provide anti-virus services to their subscribers. We also plan to pursue alliances with other internet service providers, which we believe are becoming increasingly important in the Japanese market.

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

          Acquisition of ipTrend. In February 2000, we acquired a majority ownership interest in Nippon Unisoft Corporation, a Japanese Unix software solution provider in the networking communications and internet domain. We made this acquisition through ipTrend Incorporated, a wholly-owned subsidiary that we established in January 2000. As a result of the acquisition, ipTrend and Nippon Unisoft intend to jointly promote development of their internet-focused technology. The parties began offering Linux components and communication protocols to major internet service providers, information-technology vendors and communication companies in April 2000.

          UNITED STATES

          Our U.S. sales strategy has evolved with the development of the anti-virus software market as a whole, moving from a focus on packaged software sales for the personal computer to our current focus on corporate protection. Initially, we distributed and sold mainly packaged anti-virus software for the personal computer in the U.S. through a republisher. As a market has developed for selling products to corporate customers with multiple users, we have shifted our strategy to building relationships with value-added resellers and distributors who sell to corporate customers, and to cooperating with major hardware and software manufacturers. Our current focus in the U.S. is developing these strategic partnerships in the server, security, groupware and router areas to take advantage of our product strengths and partners' marketing channels and, in the process, to increase brand awareness of our products. As of May, 2001, we had 16 employees dedicated to strategic partner and distributor relationships and 42 employees focusing on direct sales efforts in the U.S. Our direct sales efforts in the U.S. focus on sales to Fortune 1000 companies and government accounts.

          Strategic Partnerships. We have entered into agreements with Check Point, Compaq, Hewlett-Packard, IBM/Lotus, Lucent Technologies, Microsoft, Cisco, Openwave, Sun Microsystems, SendMail and Qwest which include cooperative marketing activities such as these vendors' referral of customers to our products and reference to our products in their product literature and websites. Our agreements with these vendors also typically provide for co-development and licensing arrangements so that our and the vendors' products operate smoothly when used together. Check Point has certified InterScan VirusWall for Solaris and Window NT to be compatible with Check Point's Firewall-1 enterprise security solution. Under one agreement with Compaq, our anti-virus products are described as a compatible enterprise anti-virus solution in Compaq Active Answers, an online information service for marketing and buying enterprise computing solutions.

          We have licensed Compaq to provide technology found in ScanMail for Microsoft Exchange to Compaq customers who outsource this e-mail anti-virus protection function to Compaq. Under an agreement with Hewlett-Packard, we provide virus protection products to Hewlett-Packard's global CoVision internet solutions program. Hewlett-Packard has also certified Trend Virus Control System for use in conjunction with Hewlett-Packard's OpenView Node Manager, and has agreed to resell our products and services through Hewlett-Packard's North American Local Products Organization. This arrangement gives us access to leading resellers of Hewlett-Packard products and allows our products and services to be included as part of an integrated Hewlett-Packard solution. Trend Micro is also a "Lotus Premium Business Partner" which allows us to integrate our anti-virus solutions more closely with Lotus Notes/Domino and cc:Mail. In December 1998, we released ScanMail for Lotus Domino for the IBM AS/400 platform. Under our April 1999 agreement with Lucent Technologies, Lucent will promote InterScan VirusWall as a compatible anti-virus solution for use in conjunction with Lucent's VPN Gateway and Managed Firewall network access control system, and will facilitate marketing of our products. Our arrangement with Qwest allows Qwest to use InterScan VirusWall to automatically scan its customers' incoming and outgoing internet e-mail attachments for viruses.

          Distributors and Value-Added Resellers. Our principal distributors and value-added resellers in the U.S. are Ingram Micro, Tech Data, GE Access and Interwork Technology. Value-added resellers including

Verisign/Secure IT, ISS, Osage Systems, Midwest Systems, Conquest and Exault typically purchase products for resale to corporate customers, and provide limited update services and technical support. Distributors do not provide such additional services and support. To develop these relationships, in October 1997 we established the Trend Enterprise Security Solutions reseller channel program which provides qualified resellers with training, marketing materials and sales referrals. Our website matches customers with certified distributors based on customers' geographical location. Approximately 600 resellers currently participate in our reseller channel program, including Software House International, Softmart, ASAP Software Express, Software Spectrum and Corporate Software.

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

          EUROPE

          Trend Micro is represented throughout Europe. In addition to Norway and Sweden, the company has offices in Germany, France, Italy, and Spain. The company's European Support Centre, which is located in Munich, Germany, offers real-time technical support and antivirus expertise to Trend Micro's channel partners throughout the whole of Europe.

          The majority of our European revenues are from sales of site licenses to corporate users. Our principal systems integrators and distributors in Europe are C2000, MME and Peapod Distribution.

          As of May, 2001, we had 17 employees dedicated to key accounts sales (brand name and direct) and 29 employees focusing on reseller sales efforts in Europe.

          ABOUT WORLD ONLINE

          In May, 2000 Trend Micro has entered into an agreement with World Online International, one of the leading Internet communications companies. World Online is headquartered in the Netherlands. As of March 31st, 2000, World Online had 2.2 million active subscribers (accounts that have been used in the last 30 days). World Online provides internet access and a wide spectrum of internet content and has operations in 15 countries. Its principal shareholders include the Swiss-based Sandoz Family Foundation, Intel and Reggeborgh Beheer. World Online has strategic alliances with companies such as Shell, Bouygues, Microsoft, Sun, Bertelsmann, Reuters, Oracle and Vodacom (South African affiliate of Vodafone).

SERVICE PROVIDER AND OTHER RELATIONSHIPS

          In October, 2000 Dutch telecom provider Telfort, a subsidiary of BT and one of the two full-service telecom providers in the Netherlands, has offered its business customers a managed antivirus solution based on Trend Micro's award winning InterScan(R) VirusWall(R) technology.

          As a result of our agreement with World Oneline, World Online will be able to deliver web-based antivirus scanning services to its customers, on a subscription basis, via HouseCall. This service will start in the Netherlands and expand to the 14 other countries where WOL currently operates. We also work together with specialist TeleRelay to provide a safer electronic messaging environment by delivering reliable, managed virus protection to the business community.

          In March, 2001 we reached an agreement with ZDNet.it, the online provider of product reviews, computing news, columns, and live chat events to participate in the "Antivirus Supercenter", ZDNet's new online channel in Italy. Trend Micro South Europe and ZDNet Italy are working together to prevent the spread of computer viruses and other malicious code. Part of this agreement is the hosting on www.zdnet.it of Trend Micro's HouseCall(TM) 5.3 for the detection and remote removal of viruses. The service, available for Windows 95, 98 and 2000 users, is free and continually updated in real time. ZDNet.it customers will have unlimited use of Housecall.

          In March 2001, we entered into an alliance with Coconut, which offers e-mail and messaging solutions to Enterprise, SME and consumer customers world-wide. The agreement will enable Coconut to offer a competitively priced antivirus solution as a part of its forthcoming InterMessaging service, which will incorporate Trend Micro's InterScan VirusWall virus protection. Coconut becomes the latest member of the eDoctor(TM) Global Network, a worldwide initiative of service providers that have selected Trend Micro technology to offer their business and consumer customers virus protection as a value-added service.

          EDOCTOR(TM) GLOBAL NETWORK

          Trend Micro's eDoctor(TM) Global Network is a worldwide anti-virus service initiative designed to provide a better defense against Internet viruses by building virus protection into the Internet infrastructure. The network is comprised of service providers who have selected Trend Micro technology, services and support to provide their customers with value-added Internet anti-virus security services.

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

IPTREND

          ipTrend is a technology based company focusing on Unix/ Linux solutions for the Internet, and has developed a Linux based remotely managed server appliance solution enabling small companies to connect to the Internet in a secure environment. This product will enable small businesses to install and operate their own Internet sites without requiring specialized in-house IT expertise for maintenance and operations. Currently this product is being sold in Japan and Taiwan under the trade name of ipStax and eStation, respectively. The product is sold on a monthly service contract subscription basis.

LEGAL PROCEEDINGS

          In May 1997, we sued Network Associates, formerly McAfee Associates, Inc., and Symantec Corporation, a competitor, in the U.S. Federal District Court for the Northern District of California alleging that some of their products infringed a U.S. registered patent we held relating to a system and method for detecting computer viruses in a network environment and seeking injunctive relief and unspecified money damages. The products which incorporate the patented technology are InterScan VirusWall, InterScan eManager, InterScan WebProtect, InterScan AppletTrap, ScanMail and other of products which we sell for inclusion in our customers' products. We settled our claims against Symantec in April 1998 by entering into a patent cross-license arrangement which included an agreement to exchange samples of viruses.

          In June 1997, Network Associates denied infringement, alleging that our patent was invalid, and filed counterclaims against us alleging unfair competition, false advertising, trade libel and interference with prospective economic advantage. These counterclaims are based primarily on Network Associates' allegations that we made false claims about Network Associates, products in our advertising and on our website. In April 2000, Network Associates filed suit against us in the U.S. Federal District Court for the Northern District of Texas, alleging that our anti-virus software packages, including the Trend Virus Control System, infringed a Network Associates patent which was issued on February 22, 2000. In May 2000 we settled with Network Associates and entered into a patent cross-license arrangement with them which included an agreement to exchange samples of viruses.

C.   Organizational Structure.

          We are not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government. The following table lists Trend Micro's consolidated subsidiaries, all of which are significant except the final four.

                                                                  EQUITY HELD BY
                                                                   TREND-MICRO
                                                   COUNTRY OF      DIRECTLY OR
                     NAME                        INCORPORATION      INDIRECTLY
-----------------------------------------------  -------------    --------------
    Trend Micro Incorporated                         Taiwan              99.9
    Trend Micro Inc.                                  USA               100.0
    Trend Korea Inc.                                 Korea               99.9
    Trend Micro South Europe Srl                     Italy              100.0
    Trend Micro Deutschland Gmbh                    Germany             100.0
    Trend Micro Australia Pty. Ltd.                Australia            100.0
    Trend Micro do Brasil Ltda.                      Brazil              99.3
    Trend Micro France                               France             100.0
    Trend Micro Hong Kong Limited                  Hong Kong            100.0
    Trend Micro Incorporated Sdn.Bhd                Malaysia            100.0
    Trend Micro (UK) Limited                           UK               100.0
    Trend Micro Latinoamerica S.A.de C.V.            Mexico             100.0
    Wells Antivirus Research Laboratory, Inc.         USA               100.0
    Trend Micro (NZ) Limited                           NZ               100.0
    ipTrend Incorporated (Tokyo Shibuya-ku)          Japan              100.0
    ipTrend Incorporated (Tokyo Chuo-ku)             Japan              100.0

D.   Property, Plants and Equipment.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results.

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

          In general, we record sales revenues attributable to maintenance and support as deferred revenue and recognize such revenues ratably over the license term. The percentage of the license fee which is deferred varies depending on the location of the Trend Micro entity making the sale, as well as the product sold. The weighted average percentage of license fees which were deferred was approximately 25% and 30% in 1999 and 2000, respectively. The increase in deferral portion of the license fee in 2000 by 5% was primarily due to increased renewal fees under site license agreements with corporate customers in Japan. In 1999, we began to receive support fees from systems integrators who subscribe to our eDoctor services.

          Our net sales grew 47% from approximately (Yen)13.6 billion in 1999 to approximately (Yen) 20.1 billion ($174.5 million) in 2000. Our net sales consist primarily of sales by our operating entities in Japan, the U.S., Taiwan and Europe. Japan, the U.S., Taiwan and Europe accounted for approximately 33%, 31%, 10% and 21%, respectively, of our net sales in 2000, and approximately 43%, 28%, 12% and 13%, respectively, in 1999.

          Net sales in Japan totaled approximately (Yen)5.8 billion and (Yen)6.6 billion ($57.7 million) in 1999 and 2000, respectively, representing approximately 43% and 33% of our total net sales in these periods. The decrease in the percentage of our total net sales represented by our net sales in Japan was primarily the result of increased U.S. and Europe net sales in 2000. In absolute terms, net sales in Japan grew approximately 13% from 1999 to 2000, primarily due to increased sales of our PC client products to corporate users. Net sales in Japan grew approximately 22% from 1998 to 1999. Our rate of sales growth in Japan in 1998 and 1999 was significantly lower than in 1997, when our net sales in Japan grew approximately 84% over 1996. Our lower sales growth in Japan in 1999 and 2000 resulted primarily from the fact that by the end of 1997 we had already established a large base of corporate end users due to rapid growth in 1997, and consequently added new corporate customers at a slower rate after 1998. More generally, Japanese corporations' demand for anti-virus solutions has lagged demand elsewhere, particularly in the U.S.

          Our U.S. net sales grew from approximately (Yen)3.8 billion in 1999 to approximately (Yen)6.3 billion ($54.4 million) in 2000, an increase of approximately 63%. Net sales in the U.S. grew approximately 105% from approximately (Yen)1.9 billion in 1998 to approximately (Yen)3.8 billion in 1999. These annual increases in our U.S. net sales resulted largely from higher sales of internet-based products as well as our server-based products such as ServerProtect, primarily as a result of increased internet and server use by new corporate end users.

          Our Taiwan net sales grew from approximately (Yen)1.6 billion in 1999 to approximately (Yen)1.9 billion ($16.7 million) in 2000, an increase of approximately 16%. Net sales decreased from approximately (Yen)1.8 billion in 1998 to approximately (Yen)1.6 billion in 1999. As the continuing recession in Asia adversely affected our net sales in Japan and other parts of Asia during 1998 and 1999, net sales in 1999 decreased compared with 1998 and net sales in 2000 increased compared with 1999.

     Net sales in Europe grew approximately 126% from approximately (Yen)1.8 billion in 1999 to (Yen)4.1 billion ($35.9 million) in 2000. Net sales in Europe grew approximately 124% from approximately (Yen)813 million in 1998 to (Yen)1.8 billion in 1999. We achieved a high rate of growth in sales from 1998 to 1999 and from 1999 to 2000 as we gained greater name recognition in the European market and as a result of heightened use of anti-virus products by European corporate customers.

     Net sales outside of Japan, the U.S., Taiwan and Europe increased approximately 9% from approximately (Yen)445 million in 1998 to approximately
(Yen)483 million in 1999, and from 1999 to 2000 increased approximately 135% from approximately (Yen)483 million to approximately (Yen)1.1 billion ($9.9 million). Due to the establishment of the Mexico subsidiary in 2000, net sales in 2000 greatly increased compared with 1999.

     We made rebate payments to SOFTBANK of approximately (Yen)22.6 million in 1998, approximately (Yen)97.8 million in 1999 and approximately (Yen)71.5 million ($0.6 million) in 2000. The rebate amounts were based on SOFTBANK's achievement of sales targets agreed upon between SOFTBANK and us. We record rebate payments as deductions of sales revenue on an accrual basis.

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

     In April and June 1998, July 1999 and June 2000 we granted warrants to attract and retain key employees. Also, in July 1999, options were granted under the U.S. program of our 1999 incentive plan. The warrants granted in 1998 generally commenced vesting on the first anniversary of the grantee's employment. The warrants granted in 1999 generally commenced vesting six months after the grant date, and the stock options granted in 1999 generally commenced vesting one year after the grant date. The warrants granted in 2000 will generally commence vesting one year after the grant date. Using methodology under Accounting Principles Board Opinion No. 25, we have recorded a non-cash compensation expense of approximately (Yen)379.8 million for the year ended December 31, 1999 and approximately (Yen)101.5 million ($883 thousand) for the year ended December 31, 2000 with respect to the 1998 warrants. This expense accounts for the difference between the exercise prices of the 1998 warrants and the deemed fair market value as of the warrants' grant date of the shares issuable upon exercise of the warrants. The 1998 warrants are expected to continue to vest through December 31, 2000. Had such non-cash compensation expense for our 1998 warrants in 1998, 1999 and 2000 been determined based on the fair value of such warrants at the grant dates, as prescribed by Statement of Financial Accounting Standards No. 123, our pro forma net income would have been approximately (Yen)147.6 million in 1998, approximately (Yen)1.7 billion in 1999 and approximately (Yen)2.8 billion ($24.6 million) in 2000 and net income per share would have been (Yen)1.30, or (Yen)1.27 on a fully diluted basis, in 1998, (Yen)13.36, or (Yen)12.99 on a fully diluted basis, in 1999 and
(Yen)21.70 ($0.19) or (Yen)21.20 ($0.18) on a fully diluted basis, in 2000.
Those figures are significantly different than those determined under Accounting Principles Board Opinion

No.25. Those differences result mainly from the current price of the shares and their expected volatility. The impact of the pro forma value of the warrants computed under Statement of Financial Accounting Standards No. 123 has not affected our reported earnings or cash flows. The impact has been measured for disclosure purposes only and is entirely non-cash in nature. See note 15 to the financial statements.

     We issued (Yen)6 billion worth of unsecured bonds due July 2002 with detachable warrants in connection with our 1999 incentive plan in July 1999. The bonds bear interest at the annual rate of 2.5%. (Yen)1.3 billion which was composed of (Yen)6 billion worth of unsecured bonds issued in 1999 was redeemed in 2000. We issued (Yen)5 billion worth of unsecured bonds due June 2003 with detachable warrants in connection with our 2000 incentive plan in June 2000. The bonds bear interest at the annual rate of 2.1%. We have invested the proceeds of the bonds in cash and other short-term investments. Since these investments are likely to yield less interest income than the interest expense on the bonds, we will incur a net interest expense with respect to the bonds.

  RESULTS OF OPERATIONS

     The following table sets forth the results of operations for Trend Micro in absolute terms and as a percentage of net sales. Our historical operating results are not necessarily indicative of the results for any future period.


                                                     ------------------------------------------------------------------------------
                                                                             FOR THE YEAR ENDED DECEMBER 31
                                                          1999                  1999        2000               2000        2000
                                                     ------------------------------------------------------------------------------
                                                                           (in thousands, except percentages)
Net sales ....................................       (Yen)13,633,170           100.0%  (Yen)20,070,366        100.0%    $  174,525
Cost of sales ................................               481,574             3.5         1,474,689          7.3         12,823
                                                     ---------------         -------   ---------------     --------     ----------
    Gross profit ............................             13,151,596            96.5        18,595,677         92.7        161,702
                                                     ---------------         -------   ---------------     --------     ----------
Operating expenses:
     Selling .................................             3,453,296            25.3         5,445,167         27.2         47,349
     Research and development ................               994,340             7.3         2,043,480         10.2         17,769
     General and administrative ..............             4,772,038            35.0         5,579,947         27.8         48,522
                                                     ---------------         -------   ---------------     --------     ----------
         Total operating expenses ............             9,219,674            67.6        13,068,594         65.2        113,640
                                                     ---------------         -------   ---------------     --------     ----------
Operating income .............................             3,931,922            28.9         5,527,083         27.5         48,062

Other income (expense):
     Interest income .........................               148,487             1.1           241,133          1.2          2,097
     Interest expense ........................               (66,526)           (0.5)         (220,960)        (1.1)        (1,921)
     Gain on sales of marketable
securities....................................               280,532             2.1           119,650          0.6          1,040
     Foreign exchange gain (loss), net .......              (174,921)           (1.3)          283,305          1.4          2,464
     Other income (expense), net .............              (120,298)           (1.0)          941,500          4.7          8,186
                                                     ---------------         -------   ---------------     --------     ----------
         Total other income ..................                67,274             0.4         1,364,628          6.8         11,866
                                                                             -------                       --------
Income before income taxes ...................             3,999,196            29.3         6,891,711         34.3         59,928
                                                     ---------------         -------   ---------------     --------     ----------

                                                                    --------------------------------------------------------------
                                                                                       FOR THE YEAR ENDED DECEMBER 31
                                                                    --------------------------------------------------------------
                                                                          1999          1999          2000        2000     2000
                                                                    --------------------------------------------------------------
                                                                                      (in thousands, except percentages)
Income taxes:
     Current ..................................................          2,538,455        18.6        4,701,426    23.4     40,882
     Deferred .................................................           (688,988)       (5.1)      (1,578,889)   (7.9)   (13,729)
                                                                    --------------     -------   --------------  ------   --------
                                                                         1,849,467        13.5        3,122,537    15.5     27,153
                                                                    --------------     -------   --------------  ------   --------
Income before minority interest and
equity in losses of affiliated companies.......................          2,149,729        15.8        3,769,174    18.8     32,775
                                                                    ==============     =======   ==============  ======   ========
Minority interest in income of a
consolidated subsidiary........................................                 --          --            6,845     0.1         59
                                                                    ==============     =======   ==============  ======   ========
Income from consolidated companies ............................          2,149,729        15.8        3,762,329    18.7     32,716
Equity in losses of affiliated companies ......................              2,356          --           87,672     0.4        762
                                                                    ==============     =======   ==============  ======   ========
Net income ....................................................     (Yen)2,147,373        15.8%  (Yen)3,674,657    18.3%  $ 31,954
                                                                    ==============     =======   ==============  ======   ========

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999 AND 2000

NET SALES

     Net sales increased 47.2% from (Yen)13.6 billion in 1999 to (Yen)20.1 billion ($174.5 million) in 2000. The increase was primarily due to increased sales of internet-based products such as InterScan VirusWall and ScanMail, which grew from approximately (Yen)6.3 billion or 46% of our net sales in 1999 to approximately (Yen)7.8 billion ($67.8 million) or 39% of our net sales in 2000. Net sales of server-based products, primarily ServerProtect, increased from approximately (Yen)1.5 billion or 11% of our net sales in 1999 to approximately
(Yen) 2.5 billion ($21.9 million) or 13% of our net sales in 2000, reflecting higher corporate demand for internet-based products.

     Although net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, increased from approximately
(Yen)3.5 billion of net sales in 1999 to approximately (Yen)4.0 billion ($34.8 million) of net sales in 2000, net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, declined from approximately 26% of net sales in 1999 to approximately 20% of net sales in 2000, and no longer represent the largest portion of our net sales. Within the personal computer product category, retail package sales of personal computer software increased from approximately (Yen)0.7 billion in 1999 to approximately
(Yen)0.9 billion ($8.1 million) in 2000, due primarily to increased sales of our products in our Asian markets. We released Virus Buster 2001 in September 2000. Site license sales of personal computer software to corporate end users increased from approximately (Yen)2.8 billion in 1999 to approximately (Yen)3.1 billion ($26.7 million) in 2000.

     Our net sales include a limited amount of sales of our products to other companies for inclusion in their products. Sales of these products decreased slightly from approximately (Yen)0.7 billion in 1999 to approximately (Yen)0.4 billion ($3.5 million) in 2000, and as a percentage of net sales decreased from 5% in 1999 to 2% in 2000. Our net sales also include revenues from product upgrade fees, maintenance fees, royalties and service sales. Sales in these areas increased from approximately (Yen)1.5 billion in 1999 to approximately
(Yen)5.3 billion ($46.3 million) in 2000. The increase was due primarily to increased license renewals by corporate customers and increased sales related with ipTrend (Tokyo Chuo-ku) our new affiliate. As a percentage of net sales, sales in these areas increased from approximately 10% in 1999 to approximately 20% in 2000. No royalties were paid in 1999. The remainder of our net sales consists of sales of other products, which totaled approximately (Yen)0.2 billion and
(Yen)1.4 billion ($12 million) or 2% and 7% of net sales in each of 1999 and 2000, respectively. The increase was primarily due to increased sales related with ipTrend (Tokyo Chuo-ku), our new affiliate.


COST OF SALES

     Cost of sales consists primarily of outbound shipping and handling costs, costs of manuals and packaging, amortization of software development expense, costs of job order production except software which is associated with ipTrend, (Tokyo Chuo-ku), our new affiliate. Cost of sales increased 200.6 % from approximately (Yen)481.6 million in 1999 to approximately (Yen) 1,474.7 million ($12.8 million) in 2000. The increase was primarily due to the increase in retail package sales for personal computer software, and the increase in amortization of capitalized software development costs in relation to expanded R & D activities.

OPERATING EXPENSES

     Operating expenses increased 42.3% from approximately (Yen)9.2 billion in 1999 to approximately (Yen)13.1 billion ($113.6 million) in 2000.

SELLING

     Selling expenses consist primarily of advertising and selling commissions. Selling expenses were approximately (Yen)3.5 billion in 1999 and approximately
(Yen)5.4 billion ($47.3 million) in 2000, an increase of 54.3%. The increase was primarily due to increased personnel expenses resulting from an increase in the number of employees from 179 in 1999 to 404 in 2000.

RESEARCH AND DEVELOPMENT

     Research and development expenses consist primarily of payroll and related expenses for software engineers who develop and update our anti-virus software products. Research and development expenses increased 105.5% from approximately
(Yen)994.3 million in 1999 to approximately (Yen)2,043.5 million ($17.8 million) in 2000. Research and development personnel increased from 204 at December 31, 1999 to 365 at December 31, 2000. The number of software engineers to support product development and quality assurance increased from 204 at December 31, 1999 to 365 at December 31, 2000. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred. In our software development process, technological feasibility is established upon completion of all significant testing for the original English language version of the product. We produce local language versions of our anti-virus software, such as Japanese and Chinese, from the English language version by adding local language functions. Localization costs, which include direct labor and overhead costs, are capitalized and amortized over the estimated life of the product in accordance with Statement of Financial Accounting Standards No. 86. We believe that we will need to continue to incur costs to update current products and develop new products to remain competitive. Accordingly, we expect our research and development expenses to increase moderately in absolute terms in future periods.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses consist primarily of payroll and related expenses, customer service, accounting and administration and other general corporate expenses. General and administrative expenses increased 19% from approximately (Yen)4.7 billion in 1999 to approximately (Yen)5.6 billion ($48.5 million) in 2000, representing approximately 35% and 28% of net sales for these years. An increase in general and administrative expenses was primarily due to increased payroll costs for newly hired employees as well as a salary increase for existing employees. Employees engaged in activities other than research and development increased from 315 at December 31, 1999 to 398 at December 31, 2000. We expect general and administrative costs to increase in absolute terms in future periods as we expand our operations.

OTHER INCOME (EXPENSE)

     We earned interest income of approximately (Yen)148.5 million during 1999 and approximately (Yen)241.1 million ($2.1 million) during 2000. Interest income in 1999 was primarily earned from the investment of approximately (Yen)10.2 billion in net proceeds from our August 1998 Japanese initial public offering in Japanese money market funds and other cash equivalents, and from interest received from our investment in bonds issued by SOFTBANK. Interest income in 2000 is received mainly from our investment in bonds issued by SOFTBANK.

     In 2000 we recognized a gain on sales of marketable securities of approximately (Yen)119.7 million ($1.0 million). The gain primarily resulted from our sale in shares of common stock of March First, a Nasdaq-listed U.S. technology company. At December 31, 2000, we held SOFTBANK bonds with an unrealized gain of approximately (Yen)11.1 million ($96.1 thousand).

     At December 31, 2000, we held common stock of Sina Com. with an unrealized loss of approximately (Yen)245.1 million ($2.13 million).

     At May 31,2000, we earned gain on settlement of litigation with Network Associates of (Yen)1,019,734 thousand ($8,867 thousand), net of related fees for lawyers of (Yen)307,016 thousand ($2,607 thousand) in total.

INCOME TAXES

     Our statutory tax rate was 47.7% and 42.1% in 1999 and 2000, respectively. A change in Japanese income tax regulations reduced our statutory rate to approximately 42.1% beginning on January 1, 2000. Our effective tax rate was 46.2% in 1999 and 45.3% in 2000. The difference between our statutory and effective tax rates resulted primarily from a decrease in valuation allowance for deferred tax assets in 1999 and an amortization of goodwill in 2000.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                        FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------------------------
                                                          1998           1998            1999           1999         1999
                                                    -----------------------------------------------------------------------
                                                                      (in thousands, except percentages)
Net sales.......................................... (Yen)9,745,664        100.0%  (Yen)13,633,170       100.0%    $133,449
Cost of sales......................................        559,530          5.7           481,574         3.5        4,714
                                                    --------------       ------   ---------------      ------     --------

     Gross profit..................................      9,186,134         94.3        13,151,596        96.5      128,735
                                                    --------------       ------   ---------------      ------     --------

Operating expenses:
     Selling.......................................      2,525,802         25.9         3,453,296        25.3       33,802
     Research and development......................        960,156          9.9           994,340         7.3        9,733
     General and administrative....................      4,086,894         41.9         4,772,038        35.0       46,712
                                                    --------------       ------   ---------------      ------     --------
         Total operating expenses..................      7,572,852         77.7         9,219,674        67.6       90,247
                                                    --------------       ------   ---------------      ------     --------

Operating income...................................      1,613,282         16.6         3,931,922        28.9       38,488
Other income (expense):
Interest income....................................         44,620          0.4           148,487         1.1        1,453
     Interest expense..............................        (29,279)        (0.3)          (66,526)       (0.5)        (651)
     Gain on sales of marketable securities........        146,310          1.5           280,532         2.1        2,746
     Foreign exchange gain (loss), net.............        (70,934)        (0.7)         (174,921)       (1.3)      (1,712)

                                                                        FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------------------------
                                                          1998           1998            1999           1999         1999
                                                    -----------------------------------------------------------------------
                                                                      (in thousands, except percentages)
     Other income (expense), net...................         (6,133)        (0.1)         (120,298)       (1.0)      (1,178)
                                                    --------------       ------    --------------      ------     --------
         Total other income........................         84,584          0.8            67,274         0.4          658
                                                    --------------       ------    --------------      ------     --------

Income before income taxes.........................      1,697,866         17.4         3,999,196        29.3       39,146
                                                    --------------       ------   ---------------      ------     --------

Income taxes:
     Current.......................................      1,641,902         16.8         2,538,455        18.6       24,848
     Deferred......................................       (347,151)        (3.5)         (688,988)       (5.1)      (6,745)
                                                    --------------       ------   ---------------      ------     --------
                                                         1,294,751         13.3         1,849,467        13.5       18,103
                                                    --------------       ------   ---------------      ------     --------
Income before equity in losses of affiliated
 companies.........................................        403,115          4.1         2,149,729        15.8       21,043
                                                    ==============       ======   ===============      ======     ========

Equity in losses of affiliated companies...........              -            -             2,356           -           23
                                                    ==============       ======   ===============      ======     ========

Net income.........................................   (Yen)403,115          4.1%   (Yen)2,147,373        15.8%     $21,020
                                                    ==============       ======   ===============      ======     ========

NET SALES

     Net sales increased 40% from (Yen)9.7 billion in 1998 to (Yen)13.6 billion in 1999. The increase was primarily due to increased sales of internet-based products such as InterScan VirusWall and ScanMail, which grew from approximately
(Yen)2.8 billion or 29% of our net sales in 1998 to approximately (Yen)6.3 billion or 46% of our net sales in 1999. Net sales of server-based products, primarily ServerProtect, increased from approximately (Yen)1.0 billion or 10% of our net sales in 1998 to approximately (Yen)1.5 billion or 11% of our net sales in 1999, reflecting higher corporate demand for internet-based products.

     Net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, declined from approximately (Yen)3.7 billion or 38% of net sales in 1998 to approximately (Yen)3.5 billion or 26% of net sales in 1999, and no longer represent the largest portion of our net sales. Within the personal computer product category, retail package sales of personal computer software decreased from approximately (Yen)1.6 billion in 1998 to approximately (Yen)0.7 billion in 1999, due primarily to decreased sales of our products in our Asian markets. We released Virus Buster 2000 in September 1999. Site license sales of personal computer software to corporate end users increased from approximately (Yen)2.1 billion in 1998 to approximately (Yen)2.8 billion in 1999.

     Our net sales include a limited amount of sales of our products to other companies for inclusion in their products. Sales of these products decreased slightly from approximately (Yen)1.0 billion in 1998 to approximately (Yen)0.7 billion in 1999, and as a percentage of net sales decreased from 10% in 1998 to 5% in 1999. The decrease was due primarily to lower sales of our Trend Chip-Away Virus product.

     Our net sales also include revenues from product upgrade fees, maintenance fees, royalties and service sales. Sales in these areas increased from approximately (Yen)0.6 billion in 1998 to approximately (Yen)1.5 billion in 1999. The increase was due primarily to increased license renewals by corporate customers and Virus Buster updates in September 1999. As a percentage of net sales, sales in these areas increased from approximately 6% in 1998 to approximately 10% in 1999. Royalties totaled approximately (Yen)0.5 billion or 5% of net sales in 1998. No royalties were paid in 1999. The decrease was due to termination in 1998 of license agreements for a third party to sell PC-cillin under that party's brand name and for another third party to license scan engine technology. The remainder of our net sales consists of sales of other products, which totaled approximately (Yen)0.2 billion or 2% of net sales in each of 1998 and 1999.

COST OF SALES

     Cost of sales consists primarily of outbound shipping and handling costs, costs of manuals and packaging, and amortization of software development costs. Cost of sales decreased 14% from approximately (Yen)559.5 million in 1998 to approximately (Yen)481.6 million in 1999. The decrease was primarily due to the decrease in retail package sales for personal computer software, which has lowered costs by reducing the amount of packaging required for our net sales.

OPERATING EXPENSES

     Operating expenses increased 22% from approximately (Yen)7.6 billion in 1998 to approximately (Yen)9.2 billion in 1999.

     Selling

     Selling expenses consist primarily of advertising and selling commissions. Selling expenses were approximately (Yen)2.5 billion in 1998 and approximately
(Yen)3.5 billion in 1999, an increase of 40%. The increase was primarily a result of increased advertising expenditures in Japan and the U.S.

     Research and development

     Research and development expenses consist primarily of payroll and related expenses for software engineers who develop and update our anti-virus software products. Research and development expenses increased 4% from approximately
(Yen)960.2 million in 1998 to approximately (Yen)994.3 million in 1999. Research and development personnel increased from 152 at December 31, 1998 to 204 at December 31, 1999. Our research and development expenses in 1999 grew at a slower rate than our 1999 net sales largely due to our substantially increased research and development spending in 1998, the benefits of which carried over into 1999. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred. In our software development process, technological feasibility is established upon completion of all significant testing for the original English language version of the product. We produce local language versions of our anti-virus software, such as Japanese and Chinese, from the English language version by adding local language functions. Localization costs, which include direct labor and overhead costs, are capitalized and amortized over the estimated life of the product in accordance with Statement of Financial Accounting Standards No. 86. We believe that we will need to continue to incur costs to update current products and develop new products to remain competitive. Accordingly, we expect our research and development expenses to increase moderately in absolute terms in future periods.

     General and administrative

     General and administrative expenses consist primarily of payroll and related expenses, customer service, accounting and administration and other general corporate expenses. General and administrative expenses increased 17% from approximately (Yen)4.1 billion in 1998 to approximately (Yen)4.8 billion in 1999, representing approximately 42% and 35% of net sales for these years. The increase in general and administrative expenses was primarily due to higher payroll costs due to new hires and existing employees. Employees engaged in activities other than research and development increased from 252 at December 31, 1998 to 398 at December 31, 1999. We expect general and administrative costs to increase in absolute terms in future periods as we expand our operations.

OTHER INCOME (EXPENSE)

     We earned interest income of approximately (Yen)44.6 million during 1998 and approximately (Yen)148.5 million during 1999. Interest income in 1999 was primarily earned from the investment of approximately (Yen)10.2 billion in net proceeds from our August 1998 Japanese initial public offering in Japanese money market funds and other cash equivalents, and from interest received from our investment in bonds issued by SOFTBANK.

     In 1999 we recognized a gain on sales of marketable securities of approximately (Yen)280.5 million. The gain primarily resulted from our sale in shares of common stock of USWeb/CKS, a Nasdaq-listed U.S. technology company. At December 31, 1999, we held common stock of USWeb/CKS with an unrealized gain of approximately (Yen)412.4 million. In March 2000, pursuant to Whittman-Hart's acquisition of USWeb/CKS in a stock-for-stock merger transaction, we received common shares of MarchFirst, the renamed Whittman-Hart parent entity following the merger, in exchange for our remaining holdings of USWeb/CKS common stock.

INCOME TAXES

Our statutory tax rate was 51.4% in 1998 and 47.7% in 1999. A change in Japanese income tax regulations reduced our statutory rate to approximately 42.1% beginning on January 1, 2000. Our effective tax rate was 76.3% in 1998 and 46.2% in 1999. The difference between our statutory and effective tax rates in 1998 and 1999 resulted largely from changes in the valuation allowances relating to tax-deferred assets held by our U.S. subsidiary, and non-tax deductible expenses in the form of non-cash warrant compensation expense of approximately (Yen)397.5 million in 1998 and approximately (Yen)379.8.

B.   Liquidity and Capital Resources.

     At December 31, 2000, we had cash and cash equivalents and marketable securities of approximately (Yen)26.3 billion ($228.9 million), up from approximately (Yen)16.2 billion at December 31, 1999. The increase was primarily due to operating activities and proceeds from our issuance of bonds.

     Net cash provided by operating activities of approximately (Yen)6.1 billion ($52.9 million) in 2000 and (Yen)1.5 billion in 1999. The increase from 1999 to 2000 was primarily due to an increase of net income, an increase in deferred revenue associated with increased net sales, an increase in accrued income and other taxes associated with increased net income, and an increase of depreciation and amortization. These increases were primarily offset by an increase of accounts receivable relating to increased net sales.

     Net cash used in investing activities was approximately (Yen)2.7 billion in 1999 and approximately (Yen)4.1 billion ($36.0 million) in 2000. The increase from 1999 to 2000 was primarily due to a (Yen)2.5 billion ($21.8 million) increase in investments in subsidiaries. This increase was partially offset by a
(Yen)2.1 billion ($18.7 million) decrease of proceeds from sales of marketable securities, a (Yen)1.0 billion ($8.7 million) decrease of proceeds from maturities of marketable securities, and a (Yen)4.9 billion ($42.2 million) decrease of payments for purchases of marketable securities and security investments.

     Net cash provided by financing activities was approximately (Yen)7.6 billion in 1999 and approximately (Yen)6.5 billion ($56.5 million) in 2000. Net cash provided by financing activities in 1999 and 2000 consisted primarily of proceeds from our issuance of bonds in connection with our 1999 and 2000 warrants.

     In 1998, we entered into three overdraft agreements with Japanese commercial banks, under which we are able to obtain short-term financing at prevailing interest rates for periods not in excess of one year. The aggregate amount available under these overdraft agreements is (Yen)800 million. Each of the overdraft agreements has an initial one-year term and is automatically renewed for additional one-year terms unless otherwise notified by either party. At December 31, 2000, no amounts were outstanding under these overdraft agreements.

     During the year ended December 31, 1998, our Taiwan subsidiary entered into three lines of credit. Under these lines of credit, an aggregate of (Yen)1.3 billion was available. We cancelled these lines of credit during 1999, and no amounts were outstanding on December 31, 1999.

     In July 1999, we issued (Yen)6 billion worth of unsecured bonds in connection with our 1999 incentive plan and in June 2000, we issued (Yen)5 billion worth of unsecured bonds in connection with our 2000 incentive plan.
(Yen)1.3 billion which was composed of (Yen)6 billion worth of unsecured bonds issued in 1999 was redeemed in 2000. We used the proceeds of the bond issuance for working capital and general corporate purposes.

     Our capital requirements depend on numerous factors, including

       .  market acceptance of our products,

       . the resources we devote to developing, marketing, selling and supporting our products, and

       . the extent to which we are able to establish relationships with strategic partners in the U.S., Europe and elsewhere.

We plan to devote additional capital resources to hire additional engineers and other employees and expand our product development, support, and sales and marketing organizations, to expand marketing programs, establish additional facilities worldwide and for other general corporate activities. Additionally, in the future we may make acquisitions and strategic investments in order to grow our business. We believe that our current cash balance, cash flow from operations and existing credit facilities will satisfy our working capital and capital expenditure requirements for the next 12 months. However, we cannot be sure that we will not require additional funding during the next 12 months or in the future. If we do need additional funding during the next 12 months or in the future, such funding may not be available on commercially reasonable terms, if at all. Even if no such additional funds are required, we may seek additional equity or debt financing.

C.   Research and Development, Patents and Licenses, etc.

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

         Our U.S. and Taiwanese subsidiaries hold the following principal patents relating to core technologies:

                                                REGISTRATION      REGISTRATION
              NAME                  STATUS          DATE             NUMBER                APPLICANT/PATENTEE
------------------------------    ----------    ------------      ------------     ------------------------------
MacroAgent pre-boot                Patented      8/22/1995          5,444,850      Trend Micro Incorporated (USA)
authentication

Network and Workstation            Patented      10/21/1997         5,680,547      Trend Micro Incorporated (Taiwan)
Access pre-boot

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

D.   Trend Information.

         The information required by this Item is set forth in Item 5.A of this annual report.

Item 6.  Directors, Senior Management and Employees

A.   Directors and Senior Management.

         The following table shows information regarding our directors and executive officers as of March 31, 2001.


                                                                                  Month in             Number of Shares
                                                                                which Current            owned as of
Name                           Age    Position(s)                               Term Expires            March 31, 2001
----                           ---    -----------                               ------------            --------------
Steve Ming-Jang Chang          45     Representative Director; President,       March, 2003                 2,604,000
                                      Chief Executive Officer and Chairman of
                                      the Board
Toshihiro Watanabe             39     Representative Director  and Executive    March, 2003                         0
                                      Vice President
Eva Yi-Fen Chiang              42     Director; Chief Technology Officer and    March, 2003                 1,488,000
                                      Executive Vice President
Mahendra Negi                  41     Director, Chief Financial Officer and     March, 2003                         0
                                      Executive Vice President
Mike Conner                    46     Director in charge of North America and   March, 2003                         0
                                      Senior Vice President
Edward Tian                    38     Director                                  March, 2003                         0
Fumio Hasegawa                 61     Statutory Auditor                         March, 2002                         0
Mitsuo Sano                    44     Statutory Auditor                         March, 2002                         0
Sadatoshi Nakayama             49     Statutory Auditor                         March, 2002                         0
Yasuo Kameoka                  45     Statutory Auditor                         March, 2002                         0

         Eva Yi-Fen Chiang is one of our co-founders. She is currently executive vice president and a director and has been our chief technology officer since May 1988. She is also Steve Ming-Jang Chang's sister-in-law.

         Steve Ming-Jang Chang is the founder and chief officer of Trend Micro. Chang formed Trend Micro, in California, in 1988, with the goal of developing antivirus software for personal computers. Prior to launching Trend Micro, Chang worked as an engineer at Hewlett Packard and later founded AsiaTek, Inc.,
- a Taiwan-based UNIX software design company. Steve Chang received his B.S. in Applied Mathematics from Fu-Jen Catholic University in Taiwan and his M.S. in Computer Science from Lehigh University, Pennsylvania.

         Toshiro Watanabe is the vice president of sales and marketing at Trend Micro Japan. Watanabe first worked with us as an outside business consultant in 1996. In 1997, he joined us as vice president of sales and administration, where he had responsibility for conducting shareholder meetings, recruiting staff, and setting up the Human Resources Department. Later, Watanabe moved into sales and marketing, and helped Trend Micro penetrate the security software market. He also became Director of New Business Development in 1999. Watanabe currently serves on NTT Data Security's Board of Directors.

         Mahendra Negi is the chief financial officer of Trend Micro, and sits on the Board of Directors. He is also the COO and CFO of Trend Micro's wholly-owned subsidiary ipTrend, Inc., a Linux-based Internet appliance development company. His responsibilities at ipTrend include sales, marketing, finance, human resources and administration. Negi joined Trend Micro in May 2000 from Merrill Lynch. Negi started his career in the petroleum industry, and then moved to commercial banking before joining Merrill Lynch. He holds a Master's degree in Physics from Nagpur University in India in addition to his Master's degree in Management from the London Business School.

         Mike Conner is president of North American Operations and sits on the Board of Directors. Mike Conner's responsibilities include sales, marketing, technical support, finance, and human resources for Trend Micro's United States business unit. He joined Trend Micro in 1997 as vice president of North American sales. Mike Conner, 44, brings more than 12 years of corporate and channel sales experience, including seven years at Software Publishing Corporation (SPC). After leaving SPC, Mike served as Borland's senior director of Channel Sales and Customer Service and then joined GoldDisk as VP of Sales before coming to Trend Micro. Mike Conner graduated from Western Illinois University with a B.S. degree.

         Dr. Edward Suning Tian is the President and CEO of China Netcom, a young Chinese telecommunications carrier in China, jointly founded by the Academy of Sciences, Ministry of Railways, National Bureau of Broadcasting, File and Television, and Shanghai Municipal Government. Prior to joining China Netcom in June 1999, Dr. Tian co-founded the first internet technology provider - Asia Info. Dr. Tian holds a Ph.D. in Environmental Management from Texas Tech University. He also received an M.S. from the Chinese Academy of Sciences in Beijing. He is a frequent speaker at major events and a contributor to many publications on Internet technology and the new economy.

         Fumio Hasegawa graduated in 1967 from Chuo University with a degree from the commercial science department. He has worked for Shell Oil and Tokyo Shell Pack. He became one of our statutory auditors in March, 2000.

         Mitsuo Sano graduated from Yokohama National University's department of economics in 1982. He has worked for PriceWaterhouse and SOFTBANK. He is currently a statutory auditor for Yahoo, SOFTBANK and, since March 1997, for us.

         Sadatoshi Nakayama graduated from Kyoto University's department of science in March 1977. He has worked for the Chuo Audit Corporation (now the ChuoAoyama Audit Corporation) and is currently the head of Sadatoshi Nakayama CPA Office and became one of our statutory auditors in March 2001.

         Yasuo Kameoka graduated from Sohka University's department of economics in 1978. He joined PriceWaterhouse in 1978 and Tokuichi Hayashi CPA Office in 1988. Currently he is the representative employee of Daikoh Audit Corporation. He became one of our statutory auditors in March 2001.

B.   Compensation

         For the fiscal year ended December 31, 2000, the aggregate compensation of all directors and executive officers paid or accrued by Trend Micro was
(Yen)74.5 million ($647,826 thousand). Under the Japanese Commercial Code and local practice, we may make severance payments to a retired director or statutory auditor with shareholder approval, if our management proposes such payments based on a resolution of our board of directors. However, we do not intend to make such a proposal for directors. We have an internal formula to determine the amounts of severance payments to directors and statutory auditors if we were to make such a proposal for statutory auditors. We have not recorded any liabilities relating to severance payments to directors and statutory auditors as of December 31, 1998, 1999 and 2000 because we have no liabilities to directors, and related liabilities to statutory auditors were insignificant.

C.   Board Practices.

         Directors are elected at a general meeting of shareholders, and the normal term of office of directors is two years, although they may serve any number of consecutive terms. We do not have an audit or recommendation committee, as is standard practice in Japan. We do not have any service contracts with any of our directors providing for benefits upon termination of employment. We have not established a retirement plan or corporate pension plan for our directors or employees.

         In accordance with the requirements of the Commercial Code of Japan, our articles of incorporation provide for not less than three corporate auditors. Corporate auditors, of whom at least one must be from outside of the company, are elected at a general meeting of shareholders, and the normal term of office of a corporate auditor is three years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by the directors, to examine our financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are entitled to attend meetings of the board of directors and to express their opinions, but they are not entitled to vote. Corporate auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the board of corporate auditors, which must submit its auditing report to the board of directors. The board of corporate auditors will also determine matters relating to the duties of the corporate auditors, such as audit policy and methods of investigation of our affairs.

         Our directors serve on the board for two year terms and statutory auditors serve for three year terms. Our executive officers serve at the discretion of the board. The terms of Messrs. Chang, Watanabe, Negi, Conner and Tian and Ms. Chiang expire upon the completion of our ordinary shareholders' meeting in 2003. The terms of Messrs. Hasegawa, Sano, Nakayama and Kameoka expire upon completion of our ordinary shareholders' meeting in 2002.

D.   Employees.

         As of May, 2001, we had 1,388 employees, of whom 930 are located in Asia, 223 are located in the United States, 149 are located in Europe and 86 are located in other regions.

         As of May, 2001, we had 1,449 employees, including 61 temporary or part-time employees. Of the 1,388 full-time employees, 188 were in administrative positions, 442 were in sales and marketing positions, 489 were in research and development positions and 269 were in technical support positions. On average we employed approximately 73 temporary or part-time employees at any given time during fiscal 2000.

         As of December 31, 2000, we had 1,253 employees, including 86 temporary or part-time employees. Of the 1,167 full-time employees, 180 were in administrative positions, 404 were in sales and marketing positions, 364 were in research and development positions and 219 were in technical support positions.

         As of December 31, 1999, we had 750 employees, including 51 temporary or part-time employees. Of the 699 full-time employees, 204 were in sales and marketing positions, 207 were in research and development positions, 117 were in administrative positions and 174 were in technical support positions.

         Our employees do not belong to any labor union. We believe that our employee relations are good.

E.   Share Ownership.

         See Item 6.A Directors, Senior Management and Employees for information on share ownership of our directors and senior management.

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

         All of the warrants authorized under the incentive plans, representing an aggregate of 10,653,600 shares, have been issued. As of May 31, 2001, warrants to purchase a total of 7,918,200 shares have been exercised, warrants to purchase a total of 748,800 shares have been retired, and warrants to purchase a total of 1,986,600 shares remain issued and outstanding. All warrants issued to date under the incentive plans were issued with an exercise price of
(Yen)142.5 per share. Under the incentive plans, any warrants that have been retired, expired, become unexercisable or forfeited for any reason are not available for any future issuances.

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

         1999 Incentive Plan

         We have adopted the Trend Micro Incorporated 1999 incentive plan. The 1999 incentive plan has two components:

         . we have issued warrants to acquire up to 1,875,000 newly-issued shares to employees in Japan and employees of our non-U.S. subsidiaries; and

         . under the U.S. program of the plan, STG Incentive Company L.L.C., a Delaware limited liability company organized by Gainway Enterprises Limited, Trueway Company Limited and Steve Ming-Jang Chang, has issued options directly to employees and directors of Trend U.S. to acquire up to 1,620,000 shares from STG Incentive Company L.L.C.

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

     The following table shows information about the warrants and options granted to our directors and executive officers under our 1999 incentive plan which are outstanding as of May 31, 2001.

                                                             Total Number of
                                                            Shares Underlying
Name                                    Expiration Date      Warrants/Options        Aggregate Exercise Price (1)
----                                    ---------------      ----------------        ----------------------------
Toshihiro Watanabe                         7/22/2002               17,182                          (Yen)54,998,400
Eva Yi-Fen Chiang                          7/12/2003              102,000           $2,560,200
Mike Conner                                7/12/2003               54,000           $1,355,400
Directors and Executive                    7/22/2002              173,187           $3,915,600     (Yen)54,998,400
Officers as a group (10 persons)           7/12/2003

(1) Yen figures represent aggregate yen-denominated exercise prices for warrants, and dollar figures represent aggregate dollar-denominated exercise prices for options.

         2000 Incentive Plan

      We have adopted the Trend Micro Incorporated incentive plan. Under the 2000 incentive plan we have issued warrants to acquire up to 636,942 newly-issued shares to our employees

         The exercise price per share for the warrants issued under the 2000 incentive plan is the fair market value of the shares on the date on which the exercise price was determined. We have issued warrants in the form of unsecured bonds with detachable warrants. Immediately after these bonds were issued, we repurchased the warrants and issued a portion of them to our Japanese employees and sold the remaining warrants to our subsidiaries for issuance to employees outside of Japan and the United States. The terms of the warrants issued under our 2000 incentive plan are substantially identical to those of the warrants issued under the 1997, 1998 and 1999 incentive plans.

         The following table shows information about the warrants granted to our directors and executive officers which are outstanding as of May 31, 2001 under our 2000 incentive plan.

                                                                Total Number of
                                                               Shares Underlying           Aggregate
Name                                   Expiration Date             Warrants              Exercise Price
----                                   ---------------         ----------------          --------------
Toshihiro Watanabe                       6/19/2003                    5,859                45,993,150
------------------
Eva Yi - Fen Chiang                      6/19/2003                    6,878                53,992,300
-------------------
Mahendra Negi                            6/19/2003                   30,318               237,996,300
-------------
Mike Conner                              6/19/2003                    8,662                67,996,700
-----------
Directors and Executive                  6/19/2003                   51,717               405,978,450
-----------------------
Officers as a group (10 persons)
--------------------------------

        Our Board of Directors has authorized two incentive plans for the fiscal year 2001. The first plan was authorized in February 2001. Warrants for a total of 881,057 shares were issued at an exercise price of (Yen) 5,675, of which 7,929 have been redeemed. The following table shows information about the warrants granted to our directors and executive officers under the first 2001 incentive plan.

                                                                 Total Number of
                                                                 ---------------
                                                                Shares Underlying              Aggregate
                                                                -----------------              ---------
Name                                   Expiration Date           Warrants/Options            Exercise Price
----                                   ---------------           ----------------            --------------
Mahendra Negi                             3/12/2004                   13,920                 78,996,000
-------------
Directors and Executive                   3/12/2004                   13,920                 78,996,000
-----------------------
Officers as a group (10 persons)
--------------------------------

The second plan was authorized by our Board of Directors in May, 2001. Warrants for a total of 260,416 shares and options for a total of 713,500 shares were issued at an exercise price of (Yen) 5,760. The following table shows information about the warrants granted to our directors and executive officers under the first 2001 incentive plan.

                                                                      Total Number of
                                                                      ---------------
                                                                     Shares Underlying              Aggregate Exercise
                                                                     -----------------              ------------------
Name                                        Expiration Date           Warrants/Options                     Price
----                                        ---------------           ----------------                     -----
Toshihiro Watanabe                             5/28/2004                         7,176                41,276,160
                                              12/31/2004
Eva Yi - Fen Chiang                            5/28/2004                         9,722                55,998,720
Mike Conner                                    5/28/2004                         8,000                46,080,000
Directors and Executives                       5/28/2004                        24,888               143,354,880
Officers as a group (10 persons)              12/31/2004

Item 7.  Major Shareholders and Related Party Transactions.

A.   Major Shareholders.*

     The Securities and Exchange Law of Japan requires any company which is the issuer of securities which are, among other considerations, listed on any Japanese stock exchange or are traded on the over-the-counter market in Japan to disclose information about its major shareholders, including approximately its ten largest shareholders of record as of the end of each fiscal year and each semi-annual period. Also, as explained under Item 10.D below, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter-market, as calculated pursuant to the Securities and Exchange Law of Japan, must file with the Local Finance Bureau having jurisdiction within five business days a report concerning such shareholding. For this purpose, shares issuable to such person upon his exchange of exchangeable securities, conversion of convertible securities or exercise of warrants are taken into account in determining both the size of his holding and the issuer's total issued shares.

     As of March 31, 2001, there were three shareholders of record holding 5% or more of the total issued shares of our common stock. One of these shareholders of record, Trueway Company Limited, which as of March 31, 2001 held of record 12,759,000 shares, or 19.4% of the total issued shares, is a corporation controlled by Yeh Min Yuen. Another record shareholder, Gainway Enterprises Limited, which as of March 31, 2001 held of record 6,597,000 shares, or 10.0% of the total issued shares, is a corporation controlled by Liao Hsueh-Hsuan. These two individuals' beneficial ownership of our common stock is disclosed in the table below. The third shareholder of record, MLPFS Custody Account No. 2, which as of March 31, 2001 held of record 7,542,000 shares, or 11.5% of the total issued shares, is a trust holding shares of our common stock for individuals residing in Taiwan and other countries. To our knowledge, as of March 31, 2001, none of these individuals beneficially owned, through this trust or otherwise, 5% or more of the total issued shares of our common stock.

     Within the last three years, to our knowledge, the following significant changes in the percentage ownership held by major shareholders have occurred:

(1) At the time of our initial public offering in Japan in August 1998, SOFTBANK was our largest shareholder. Since then, SOFTBANK has reduced its holding of shares of our common stock. In March 2000, SOFTBANK sold all of its remaining shares of our common stock. To our knowledge, SOFTBANK currently does not beneficially own shares of our common stock.

(2) We are aware of the filing by Jardine Fleming Investment Management that, as of December 31, 1999, it and its affiliates together owned, beneficially and jointly, 5.6% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Jardine Fleming Investment Management made another filing reporting that, as of September 30, 2000, their beneficial and joint ownership fell below 5% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

The following table shows information known to us regarding the beneficial ownership of our common stock as of March 31, 2001, by each person known by us to beneficially own more than 5% of the outstanding shares of our Common Stock.

                                                   Shares of common stock
                                                     beneficially owned
                                                  ------------------------
Name                                              Number        Percentage
----                                              ------        ----------
Yeh Min Yuen..............................        12,759,000       19.4%

Liao Hsueh-Hsuan..........................         6,597,000       10.0%

* In this section, share references do not reflect the one-to-two stock split which took effect on March 31, 2001.

       As of March 31, 2001, there were 48 record shareholders of Trend Micro with addresses in the United States, and those U.S. holders held 2,266,900 shares of our common stock.

       To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by the Japanese or any other government or by any other natural or legal persons severally or jointly.

       We know of no arrangements the operations of which may at a later time result in a change of control of Trend Micro.

B. Related Party Transactions.

       Transactions with SOFTBANK

       Acquisition of SOFTBANK bonds. Between October 1998 and December 1998, Trend Micro purchased in the public market an aggregate of 12,000,000 units of bonds issued by SOFTBANK, for a total purchase price of (Yen)1,200,826,000. Of these bonds, 11,000,000 units had a maturity date of October 18, 1999 and a 2.3% annual interest rate. Semi-annual interest payments under these bonds were made on April 18 and October 18 of each year. The remaining 1,000,000 units matured in October 2000. We also currently own 17,000,000 units of SOFTBANK bonds which we purchased for (Yen)1.7 billion in March 1999. These bonds are due March 24, 2003 and bear 3% interest. Semi-annual interest payments under these bonds are due March 24 and September 24 of each year. In each instance, we purchased the SOFTBANK bonds at the then current fair market value of these bonds and in brokered transactions.

       Issuance of Bonds to SOFTBANK in Connection with Incentive Plans. In connection with the 1998 incentive plan, we issued unsecured bonds with detachable warrants to SOFTBANK in the following amounts: on April 15, 1998,
(Yen)412.9 million; and on June 15, 1998, (Yen)196.6 million. We immediately fully redeemed the bonds on their dates of issuance at their face value. We also repurchased all of the detachable warrants upon issuance of each bond and immediately distributed such warrants, at the fair market price on the date of issuance, to our and our subsidiaries' participating employees.

       We issued approximately (Yen)6 billion worth of unsecured bonds with detachable warrants to SOFTBANK, which may include affiliated companies, in connection with the 1999 incentive plan. We have also repurchased the detachable warrants and distributed them, with an exercise price equal to the fair market value of the underlying shares on the date of issuance, to our and our non-U.S. subsidiaries' employees. The bonds will bear interest at the annual rate of 2.5%. (Yen)1.3 billion of these bonds were redeemed in 2000, (Yen)3 billion were sold in January, 2001 and 8 million were redeemed in June, 2001.

       At the time we entered into these transactions, members of our management either were or had been members of SOFTBANK's management.

       Investment in SoftTrend Capital and Softbank Internet Fund. In December 1999, Trend Micro invested (Yen)12.5 million in SoftTrend Capital Corporation. As of April 30, 2000, Trend Micro is a 20% shareholder of SoftTrend Capital. SoftTrend Capital is indirectly owned by SOFTBANK, and acts as manager for the SOFTBANK Internet Fund. The SOFTBANK Internet Fund is a venture capital fund established in July 1999 for the purpose of making investments in internet-related companies. In December 1999, Trend Micro also made an investment of (Yen)960 million in the SOFTBANK Internet Fund and in December, 2000 this investment is (Yen)928 million. Yoshitaka Kitao served on the board of directors of both Trend Micro and SOFTBANK and was president and chief executive officer of SoftTrend Capital when we entered into this transaction.

        Transactions with Information Security One limited

        We own 2.836% of the outstanding shares of Information Security One Limited (formerly Internet Security One Limited) as of December 31, 2000 and our CEO, Steve Chang, is a member of Information Security One Limited's board of directors. Information Security One Limited is a holding company of a group which is the leading provider of enterprise solutions and professional services that secure the integrity of information infrastructure in the PRC and Hong Kong. In January, 2001, we lent Information Security One Limited (Yen)35.6 million, due January 15, 2002, at an interest rate of 10%. The entire amount is currently outstanding. In the fiscal year 2000, Trend Micro had about (Yen)80 million net sales to Information Security One Limited on regular commercial terms.

        Trend Micro has the option of the purchase of Information Security One Limited stock. If Trend Micro exercises this option, Trend Micro will own 5.09% of the outstanding shares of Information Security One Limited approximately.

Item 8. Financial Statements.

        The information required by this item has been provided beginning on page F-2.

Item 9. The Offer and Listing.

Japanese Over-The-Counter Market and the Tokyo Stock Exchange

        Our shares have been traded since August 18, 1998 on the Japanese over-the-counter market. On August 17, 2000 our shares were listed on Tokyo Stock Exchange, which is the principal trading market for the shares. Prior to August 18, 1998, there was no public market for the shares. The following table shows, for the periods indicated, the high and low closing per-share sale prices of the shares as reported by the Japan Securities Dealers Association, retroactively taking into account the one-into-three stock split effected on September 30, 1999, and the one-into-two stock split effected on March 31, 2001.


Japanese Over-The-Counter Market

                                                                 Yen Price Per Share
                                                                 -------------------
                                                                  High           Low
                                                                 ------         -----
1998 (from August 18)......................................      1,417            697
1999.......................................................     12,500          1,183
         First quarter.....................................      2,550          1,183
         Second quarter....................................      3,400          1,900
         Third quarter.....................................      6,450          2,783
         Fourth quarter....................................     12,500          7,000
2000
         First quarter.....................................     16,400          8,450
         Second quarter....................................      9,550          4,750
         Third quarter (until August 16)...................      9,200          6,700

Tokyo Stock Exchange

2000
         Third quarter (from August 17)....................      9,005          6,805
         Fourth quarter....................................      8,100          4,135
2001
         First quarter.....................................      6,375          3,165
         Second quarter (through June 22, 2001)............      6,290          4,500
Calendar Year 2000
         December..........................................      6,350          4,135
Calendar Year 2001
         January...........................................      6,300          3,165
         February..........................................      6,375          5,250
         March.............................................      5,640          4,155
         April.............................................      5,640          5,100
         May...............................................      6,290          5,140

        On June 22, 2001, the closing sale price of our shares on the Tokyo Stock Exchange was (Yen)5,130 per share.

U.S. Market

        Certain of our shares have been traded on The Nasdaq National Market since July 8, 1999 in the form of American Depositary Shares under the symbol "TMIC." The following table shows, for the periods indicated, the high and low closing per-ADS sale price of the ADSs and the average daily trading volume of the ADSs, retroactively taking into account the one-into-three stock split effected on September 30, 1999, the one-into-two stock split effected on March 31, 2001 and the two-into-one ADR ratio change which will take effect on July 2, 2001 and the ten-into-one ADR ratio change which will take effect on July 2, 2001.

                                                               Dollar Price Per ADS
                                                               --------------------
                                                                High           Low
                                                               -------       ------
1999.......................................................    $121.25       $23.33
         Third quarter.....................................      65.63        23.33
         Fourth quarter....................................     121.25        66.88

2000.......................................................     159.38        32.5
         First quarter.....................................     159.38        82.5
         Second quarter....................................      85.94        50.00
         Third quarter.....................................      86.95        59.38
         Fourth quarter....................................      74.38        32.5
2001
         First quarter.....................................      59.38        28.75
         Second quarter (through June 22, 2001)............      51.5         37.7
Calendar Year 2000
         December..........................................      57.5         32.5
Calendar Year 2001
         January...........................................      51.56        28.75
         February..........................................      59.38        44.06
         March.............................................      46.56        33.75
         April.............................................      47.5         38.75
         May...............................................      51.5         42.4

        On June 22, 2001, the closing sale price of the ADSs on The Nasdaq National Market was $40.2 per ADS.

Item 10. Additional Information.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association.

        The following is a summary of material information concerning the shares, including summaries of material provisions of our articles of incorporation and share handling regulations, and of the Japanese Commercial Code and related legislation. These summaries should be read together with the articles and the share handling regulations which have been filed as exhibits to our previous filings with the Securities and Exchange Commission. The discussion of the Commercial Code below takes into account certain amendments to the Commercial Code (the "2001 Amendments") that were passed by the Diet of Japan on June 22, 2001. The 2001 Amendments will become effective from a date within six month from their proclamation. Such date will be separately prescribed.


General

        Our authorized share capital as of May 31, 2001 is 250,000,000 shares, of which 131,590,456 (taking into account the one-to-two stock split in March 31, 2001) shares with par value of (Yen)50 per share are issued and outstanding as of the same date. After the 2001 Amendments become effective, the concept of the "par-value" of the shares will be abolished. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders' rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to assert shareholders' rights.

        A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the center will be registered in the name of the Securities Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The Securities Center system is intended to reduce paperwork required in connection with transfers of shares. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Dividends

        Under our articles, our financial accounts will be closed on December 31 of each year and dividends, if any, will be paid to shareholders of record at December 31. In addition to year-end dividends, the board of directors may by resolution declare an interim cash dividend to shareholders of record as of June 30 or each year. Under the Commercial Code, however, we cannot declare or pay dividends unless specified financial criteria are met based on the amount of our stated capital and legal reserves.

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

        Rights of Holder of Shares Representing Less Than One Unit to Require Trend Micro to Purchase Such Shares. A holder of shares representing less than one unit may at any time require Trend Micro to purchase such shares. Such shares will be purchased at their last reported sale price on the Japanese over-the-counter market on the day a request pertaining to such purchase is delivered to our transfer agent or, if no sales take place on that day, the price at which the next sale of shares is effected in the Japanese over-the-counter market, less applicable brokerage commissions. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, such holders will not be able to exercise this right as a practical matter.

        Other Rights of Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit has the following rights:

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

NEW UNIT SHARE SYSTEM

General

After the 2001 amendments become effective, the unit share system described above will be abolished and a new unit share system called, "tangen-kabu" will be introduced. Unless otherwise determined by amendments to our Articles of Incorporation, upon the 2001 Amendments coming into effect our Articles of Incorporation will be deemed to have been amended such that 500 shares (being the number of shares constituting one new unit under our Articles of Incorporation pursuant to the current unit share system) will constitute one new unit. Although the number of shares constituting a new unit will be included in our Articles of Incorporation, if adopted, the board of directors will be permitted to reduce the number of shares that will constitute a new unit or abolish the new unit share entirely. The number of shares constituting a new unit will not be permitted to exceed 1,000 shares or one-two hundredth (1/200) of the number of all issued shares. The new unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Voting rights under the new "unit" share system

Under the new unit share system, the shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Share certificates for less than a unit of shares

Under the 2001 Amendments, if the Articles of Incorporation state that no share certificates are issued with respect to any number of shares constituting less than one unit, no certificates for a number of shares other than a full unit or an integral multiple thereof will in general be issued. If our Articles of Incorporation do not so state, upon the 2001 Amendments coming into effect, our Articles of Incorporation will be deemed to have been amended to so provide. As the transfer of shares normally requires delivery of the certificates therefor, any fraction of a unit for which no share certificates are issued are not transferable.

Repurchase by the Company of shares constituting less than a full unit

A holder of shares constituting less than one unit may require us to purchase such shares at their market value.

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

        Any shareholder or group of shareholders (after the 2001 Amendments become effective, 300 voting rights or 1% of the total outstanding voting rights) holding at least 300 units of shares, or 1% of the total outstanding shares, for a continuous period of six months or longer may propose a matter for consideration at a shareholders meeting by submitting a written request to the board of directors at least six weeks before such meeting.

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

        . establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

        .  a dissolution, merger or consolidation;

        .  a company split;

        .  the transfer of the whole or an important part of our business;

        . the taking over of the whole of the business of any other corporation; and

        . any issuance of new shares at a "specially favorable" price (or any issuance of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders.

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

Repurchase by Trend Micro of Shares

        In addition to repurchase of shares constituting less than one unit, our articles of incorporation permit us to repurchase up to 4.8 million of our shares. Pursuant to the Law concerning Exceptions to the Commercial Code relating to Procedures for Cancellation of Shares (the "Special Cancellation Law").

        After the 2001 Amendments become effective, the Special Cancellation Law will be abolished.

        The 2001 Amendments will, in principle, permit us to acquire, hold or dispose of our shares. After the 2001 Amendments become effective, we may acquire our shares through the over-the-counter market on which the shares are traded, through the Japanese stock exchange, if any, on which such shares are listed, by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or from our subsidiary (pursuant to a resolution of the board of directors). When such acquisition is made by us from a specific party other than our subsidiary, any shareholder may make a request directly to a representative director, five days prior to the relevant shareholders' meeting, that we acquire the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments and the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital, the accumulated legal reserve and other certain items prescribed under the law, we may not purchase such shares. We may hold the shares acquired in compliance with the provisions of the Commercial Code (as amended by the 2001 Amendments), and generally, may dispose of or cancel such shares by a resolution of the board of directors after 1 April 2002.

C. Material Contracts.

        The information required by this item is set forth in Item 4. Information on the Company of this annual report.

D. Exchange Controls.

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

Acquisition of Shares

        Except as described below, there are no limits under Japanese law on the right of foreign investors to hold or vote our securities. Exchange non-residents who acquire from an exchange resident of Japan shares of a company, listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, are not required to file any notice prior to the acquisition. Under the Foreign Exchange and Foreign Trade Law the Minister of Finance may in some exceptional circumstances require prior approval for any such acquisition. An exchange resident who transfers shares of a listed company to an exchange non-resident for value exceeding (Yen)100 million must file a report concerning the transfer of securities with the Minister of Finance within 20 days of the date of such transfer.

        If a foreign investor acquires shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market and as a result of the acquisition, such foreign investor and designated related parties hold 10% or more of the issued shares, the foreign investor must file a report of the acquisition with the Minister of Finance and other Ministers having jurisdiction over the business of the issuer within 15 days from and including the date of the acquisition. In limited circumstances, including the case of an acquisition of our shares that causes a foreign investor's ownership to reach such percentage, however, a prior notification of the acquisition must be filed with the Minister of Finance and other Ministers having jurisdiction over the business of the issuer. These Ministers may modify or prohibit the proposed acquisition.

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

Reporting of Substantial Shareholdings

        The Securities and Exchange Law of Japan requires any person who has becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market to file with the Financial Services Agency within five business days a report concerning such shareholding.

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

E. Taxation.

Japanese Taxation

        In general, for Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares represented by such ADSs, and no Japanese tax will be payable on exchanges of shares for ADSs, and ADSs for shares.

        This discussion does not consider the effect of any state, local or national tax laws other than Japanese tax laws that may be applicable to a purchaser of shares or ADSs. Furthermore, the "Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income" (the "Treaty"), the laws, or administrative or judicial interpretation of the Treaty or the laws may change, and the changes may have retroactive effect. We urge you to consult your tax advisors regarding the Japanese and other tax consequences of owning and disposing of shares and ADSs.

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

        Under the Treaty, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a "permanent establishment," which is generally a fixed place of business for industrial or commercial activity, in Japan is limited to:

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

        For purposes of the Treaty, and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

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

        You must file an application for reduced withholding with the Japanese tax authorities to claim the benefits of the reduced withholding rate on dividends under the Treaty. The application must be filed on or before the day before the dividend is paid. If you hold ADSs, two application forms must be filed through the depositary, one form before the dividend payment and the other within eight months after Trend Micro's fiscal year in which the dividend is paid. To claim the reduced rate, you will need to file proof of:

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

United States Federal Income Taxation

        This section describes the material U.S. federal income taxation of the ownership of shares or ADSs by U.S. Holders, as defined below. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes.

        This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        For purposes of the Treaty and the Code, U.S. holders of ADRs will be treated as the owners of the Common Shares underlying the ADSs evidenced by the ADRs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, a "U.S. holder" is a holder that (i) is a resident of the United States for purposes of the Treaty, (ii) a citizen of the United States, (iii) does not maintain a permanent establishment or fixed base in Japan to which shares or ADSs are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (iv) who is not otherwise ineligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

        This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of Trend Micro, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.

        This summary is not a comprehensive description of all the tax considerations that may be relevant with respect to your shares or ADSs. You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

        U.S. Federal Tax Consequences of Options

        The following summarizes only the U.S. federal income tax consequences of the options granted under the U.S. program of the 1999 incentive plan. State and local tax consequences may differ.

        The grant of a nonqualified stock option under the U.S. program of the 1999 incentive plan will not result in any federal income tax consequences to the optionee, to Trend Micro or to Trend U.S. Upon exercise of a nonqualified stock option, the optionee is subject to income taxes at the rate applicable to ordinary compensation income on the difference between the option price and the fair market value of the shares on the date of exercise. This income is subject to withholding for federal and state income and employment tax purposes, and Trend U.S. may withhold such amounts from other compensation of the optionee, or may require the optionee to pay to Trend U.S. an amount sufficient to satisfy the withholding obligation. At the time an option is exercised, Trend U.S. is entitled to an income tax deduction in the amount of the income recognized by the optionee.

        Any gain or loss on the optionee's subsequent disposition of the shares will be taxable as short-term or long-term capital gain or loss, depending on whether the shares are held for more than one year following exercise. The maximum marginal rate at which long-term capital gains are taxed is 20% generally. Trend U.S. does not receive an income tax deduction for any such gain recognized by the shareholder.

        Taxation of Dividends.

        Under the U.S. federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Trend Micro out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of shares, or the Depository, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

        Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Please see "Japanese Taxation," above, for the procedures for obtaining a reduced rate of withholding under a treaty or a tax refund.

        Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

        Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Trend Micro generally will not be subject to United States federal income tax.

        Taxation of Capital Gains

        Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

        PFIC Rules

        We believe that shares and ADSs should not be treated as shares of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

F. Dividends and Paying Agents.

        Not applicable

G. Statements by Experts.

        Not applicable

H. Documents on Display.

        Our 20-F, 6-K reports and other filings with the SEC can be inspected and copied without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also get copies by calling the SEC at 1-800-SEC-0330 or by writing the SEC upon payment of a prescribed fee.

        In addition, documents referred to in this 20-F filing may be inspected at our Tokyo headquarters, located at Odakyu Southern Tower, 10F, 2-1, Yoyogi 2-Chome, Shibuya-ku, Tokyo 151-8583, Japan.

I. Subsidiary Information.

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

        As discussed in Note 19 to the consolidated financial statements, we have a policy of not utilizing any derivative financial instruments with off-balance sheet risk. The financial instruments other than derivatives as of December 31, 2000 were cash and cash equivalents including money market funds, marketable debt and equity securities, accounts receivable and payable and short-term borrowings. Among these financial instruments, we do not have significant market sensitive instruments with significant exposure to market risk. When we acquired IpTrend we acquired two derivative instruments which IpTrend held. We cannot currently dispose of those instruments. However, this has not altered our policy of not utilizing derivative financial statements and we believe that neither the fair value of those instruments nor potential future losses in connection with those instruments has or will have a material impact on our financial condition.

Item 12. Description of Securities Other than Equity Securities.

Not applicable

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

E. Use of Proceeds

Not applicable.

Item 15. [Reserved]

None

Item 16. [Reserved]

None

                                   PART III

Item 17. Financial Statements.

Not applicable

Item 18. Financial Statements.

The information required by this item has been provided on page F-2.

Item 19.          Exhibits.

          (b)     Exhibits

     Exhibit                                                                                Sequentially
     Number                                 Document                                        Numbered Page
===============   ================================================================      ====================
     1.1          Articles of Incorporation of Trend Micro (English translation)


     1.2          Share Handling Regulations of Trend Micro (English translation)

     1.3 Regulations of the Board of Directors of Trend Micro (English translation)

     1.4          Regulations of the Board of Statutory Auditors of Trend Micro
                  (English translation)

     2.1          Specimen Common Stock Certificates

     2.2**        Form of Deposit Agreement among Trend Micro, The Bank of New
                  York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt.

     4.1*+        Basic Agreement on Continual Sale and Purchase of Goods dated
                  October 1, 1999, between Trend Micro Incorporated and SOFTBANK
                  COMMERCE CORP., and related agreements

     4.2*         Agreements relating to Acquisition of Nippon Unisoft Corporation

     8.1*         Subsidiaries of Trend Micro

___________________________
* Incorporated by reference to the corresponding exhibit to Trend Micro's Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
** Incorporated by reference to the corresponding exhibit to Trend Micro's Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
+     Confidential treatment granted for a portion of these documents.

                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   TREND MICRO INCORPORATED


                                   By:   /s/ Steve Ming-Jang Chang
                                      ------------------------------------------
                                      Name:  Steve Ming-Jang Chang
                                      Title: Representative Director;
                                             President, Chief Executive Officer
                                             and Chairman of the Board
                                             (Principal Executive Officer)



Date: June 29, 2001

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                              Page
Report of independent accountants...........................................................   F-2

Consolidated balance sheets at December 31, 1999 and 2000...................................   F-3

Consolidated statements of income for the years
ended December 31, 1998, 1999 and 2000......................................................   F-5

Consolidated statements of comprehensive income for the years
ended December 31, 1998, 1999 and 2000......................................................   F-6

Consolidated statements of shareholders' equity for the years
ended December 31, 1998, 1999 and 2000......................................................   F-7

Consolidated statements of cash flows for the years
ended December 31, 1998, 1999 and 2000......................................................   F-10

Notes to consolidated financial statements..................................................   F-11

Financial statement schedule for the years ended December 31, 1998, 1999 and 2000:

Schedule II - Valuation and qualifying accounts.............................................   F-41

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Financial statements of majority - owned subsidiaries of Trend Micro not consolidated and of 50% or less owned persons accounted for by the equity method have been omitted because Trend Micro's proportionate share of the income from continuing operations before income taxes, and the total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Shareholders and Board of Directors of Trend Micro Kabushiki Kaisha
("Trend Micro Incorporated"):


In our opinion, the consolidated financial statements and financial statement schedule listed in the accompanying index present fairly, in all material respects, the financial position of Trend Micro Incorporated and its consolidated subsidiaries at December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers


PricewaterhouseCoopers
Tokyo, Japan
June 7, 2001

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                                                 Thousands of
                                                                                Thousands of yen                 U.S. dollars
                                                                         -------------------------------        --------------
                                                                                   December 31                    December 31,
                                                                        --------------------------------
                                                                            1999                2000                 2000
                                                                        ---------------    ---------------      --------------
ASSETS
Current assets:
   Cash and cash equivalents..........................................  (Yen)15,648,881    (Yen)24,435,503        $   212,483
   Marketable securities..............................................          624,328          1,893,475             16,465
   Notes and accounts receivable, trade - less
   allowance for doubtful accounts and sales returns of (Yen) 382,973
     and (Yen) 646,566 ($5,622).......................................        5,674,199          8,133,700             70,728
   Inventories........................................................           64,036            318,188              2,767
   Deferred income taxes..............................................          922,061          2,687,913             23,373
   Prepaid expenses and other current assets..........................          771,577            607,142              5,279
                                                                        ---------------    ---------------       -------------
             Total current assets.....................................       23,705,082         38,075,921            331,095
                                                                        ---------------    ---------------       -------------

Investments and other assets:
   Securities investments.............................................        3,078,406          1,335,849             11,616
   Investment in and advances to affiliate company....................           70,144            182,473              1,587
   Goodwill and intangibles ..........................................          440,252          2,740,827             23,833
   Deferred income taxes..............................................          276,609            446,004              3,878
   Other..............................................................          461,125            570,742              4,963
                                                                        ---------------    ---------------       -------------
                                                                              4,326,536          5,275,895             45,877
                                                                        ---------------    ---------------       -------------

Property and equipment:
   Office furniture and equipment.....................................          998,126          1,536,444             13,360
   Other properties...................................................          222,094            443,102              3,853
                                                                        ---------------    ---------------       -------------
                                                                              1,220,220          1,979,546             17,213
   Less:  Accumulated depreciation....................................         (470,435)          (756,898)            (6,581)
                                                                        ---------------    ---------------       -------------
                                                                                749,785          1,222,648             10,632
                                                                        ---------------    ---------------       -------------
                                                                        (Yen)28,781,403    (Yen)44,574,464        $   387,604
                                                                        ===============    ===============       =============

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                             Thousands of U.S.
                                                                             Thousands of yen                    dollars
                                                                    ------------------------------------     -----------------

                                                                                December 31                     December 31,
                                                                    ---------------------------------
                                                                          1999               2000                  2000
                                                                   ---------------    ---------------        -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt ............................           (Yen) -       (Yen) 57,200           $     497
  Notes payable, trade .........................................           137,803            132,499               1,152
  Accounts payable, trade ......................................           578,332            796,782               6,929
  Accounts payable, other ......................................           633,806            517,247               4,498
  Withholding income taxes .....................................           119,791            120,994               1,052
  Accrued expenses .............................................           343,243            615,850               5,355
  Accrued income and other taxes ...............................           981,899          2,014,589              17,518
  Deferred revenue .............................................         2,185,659          5,043,425              43,856
  Other ........................................................           139,326            415,372               3,612
                                                                   ---------------    ---------------        -----------------
             Total current liabilities .........................         5,119,859          9,713,958              84,469
                                                                   ---------------    ---------------        -----------------
Long-term liabilities:
  Long term debt ...............................................         6,000,000          9,799,900              85,217
  Deferred revenue .............................................           226,365            548,225               4,767
  Accrued pension and severance costs ..........................           125,246            168,032               1,461
                                                                   ---------------    ---------------        -----------------
                                                                         6,351,611         10,516,157              91,445
                                                                   ---------------    ---------------        -----------------

Shareholders' equity:
  Common stock
    Authorized
    - 1999 83,000,000 shares ((Yen)50 par value)
    - 2000 250,00,000 shares ((Yen)50 par value)
    Issued and outstanding
    - 1999 129,685,800 shares ..................................         5,414,660
    - 2000 131,120,842 shares ..................................                            6,183,266              53,768
  Additional paid-in capital ...................................         9,198,712         11,631,591             101,144
  Legal reserve ................................................           149,991            149,991               1,304
  Deferred compensation ........................................          (101,528)                 -                   -
  Retained earnings ............................................         3,082,302          6,745,769              58,659
  Accumulated other comprehensive income -
    Net unrealized gain (loss) on debt and equity securities....           215,922           (168,277)             (1,463)
    Cumulative translation adjustments .........................          (632,988)          (169,616)             (1,475)
                                                                   ---------------    ---------------        -----------------
                                                                          (417,066)          (337,893)             (2,938)
                                                                   ---------------    ---------------        -----------------
   Treasury stock, at cost (1999 - 1,750 shares; 2000
    - 5,262 shares) ............................................           (17,138)           (28,375)               (247)
                                                                   ---------------    ---------------        -----------------
                                                                        17,309,933         24,344,349             211,690
                                                                   ---------------    ---------------        -----------------
Commitments and contingent liabilities .........................                 -                  -                   -
                                                                   ---------------    ---------------        -----------------

             Total liabilities and shareholders' equity ........   (Yen)28,781,403    (Yen)44,574,464           $ 387,604
                                                                   ===============    ===============        =================

         The accompany notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                                                   Thousands of
                                                                         Thousands of yen                          U.S. dollars
                                                      --------------------------------------------------------   -----------------
                                                                                                                   For the year
                                                                        For the year ended                            ended
                                                                            December 31                            December 31,
                                                      --------------------------------------------------------
                                                            1998               1999                2000                2000
                                                      ------------------ ------------------  -----------------   -----------------
Net sales .......................................     (Yen)9,745,664     (Yen)13,633,170      (Yen)20,070,366       $174,525
Cost of sales ...................................            559,530             481,574            1,474,689         12,823
                                                      --------------     ---------------      ---------------       --------
   Gross profit .................................          9,186,134          13,151,596           18,595,677        161,702
                                                      --------------     ---------------      ---------------       --------

Operating expenses:
   Selling ......................................          2,525,802           3,453,296            5,445,167         47,349
   Research and development .....................            960,156             994,340            2,043,480         17,769
   General and administrative ...................          4,086,894           4,772,038            5,579,947         48,522
                                                      --------------     ---------------      ---------------       --------
                                                           7,572,852           9,219,674           13,068,594        113,640
                                                      --------------     ---------------      ---------------       --------

   Operating income .............................          1,613,282           3,931,922            5,527,083         48,062
                                                      --------------     ---------------      ---------------       --------

Other income (expenses):
   Interest income ..............................             44,620             148,487              241,133          2,097
   Interest expense .............................            (29,279)            (66,526)            (220,960)        (1,921)
   Gain on sales of marketable securities .......            146,310             280,532              119,650          1,040
   Foreign exchange gain (loss), net ............            (70,934)           (174,921)             283,305          2,464
   Other income (expense), net ..................             (6,133)           (120,298)             941,500          8,186
                                                      --------------     ---------------      ---------------       --------
                                                              84,584              67,274            1,364,628         11,866
                                                      --------------     ---------------      ---------------       --------

Income before income taxes, minority interest and
   equity in loss of affiliated companies .......          1,697,866           3,999,196            6,891,711         59,928
                                                      --------------     ---------------      ---------------       --------
Income taxes:
   Current ......................................          1,641,902           2,538,455            4,701,426         40,882
   Deferred .....................................           (347,151)           (688,988)          (1,578,889)       (13,729)
                                                      --------------     ---------------      ---------------       --------
                                                           1,294,751           1,849,467            3,122,537         27,153
                                                      --------------     ---------------      ---------------       --------

Income before minority interest and equity in
   losses of affiliated companies ...............            403,115           2,149,729            3,769,174         32,775
                                                      --------------     ---------------      ---------------       --------
Minority interest in income of a consolidated
   subsidiary ...................................                  -                   -                6,845             59
                                                      --------------     ---------------      ---------------       --------
Income from consolidated companies ..............            403,115           2,149,729            3,762,329         32,716
Equity in losses of affiliated companies ........                  -               2,356               87,672            762
                                                      --------------     ---------------      ---------------       --------

Net income ......................................       (Yen)403,115      (Yen)2,147,373       (Yen)3,674,657        $31,954
                                                      ==============     ===============      ===============       ========

                                                             Yen                Yen                Yen             U.S. dollars
                                                      ------------------ ------------------  -----------------   -----------------
Per share data:
   Net income  - basic...........................          (Yen)3.54          (Yen)16.90           (Yen)28.18          $0.25
               - diluted.........................               3.46               16.42                27.53           0.24
   Cash dividends................................                 --                1.67                   --             --

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                           Thousands of U.S.
                                                                      Thousands of yen                         dollars
                                                      -------------------------------------------------    -----------------
                                                                                                              For the year
                                                                     For the year ended                          ended
                                                                         December 31                          December 31,
                                                     --------------------------------------------------
                                                         1998              1999                2000               2000
                                                     ------------     --------------     --------------    -----------------
Net income.......................................    (Yen)403,115     (Yen)2,147,373     (Yen)3,674,657          $31,954
                                                     ------------     --------------     --------------    -----------------

Other comprehensive income (loss), net of tax:
 Unrealized gain (loss) on debt and equity
  securities:
   Unrealized holding gains (losses) arising
    during period................................         366,657            168,711           (560,025)          (4,870)

   Less reclassification adjustment for gains
    included in net income.......................         (35,340)          (204,017)          (119,649)          (1,040)
                                                     ------------     --------------     --------------    -----------------
                                                          331,317            (35,306)          (679,674)          (5,910)
 Foreign currency translation adjustments........        (138,397)          (354,466)           463,372            4,029
                                                     ------------     --------------     --------------    -----------------
Other comprehensive income, before tax...........         192,920           (389,772)          (216,302)          (1,881)

Income tax expense related to items of other
 comprehensive income............................        (154,092)            16,630            295,475            2,569
                                                     ------------     --------------     --------------    -----------------
Other comprehensive income, net of tax...........          38,828           (373,142)            79,173              688
                                                     ------------     --------------     --------------    -----------------
Comprehensive income.............................    (Yen)441,943     (Yen)1,774,231     (Yen)3,753,830          $32,642
                                                     ============     ==============     ==============    =================

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                                        Thousands of U.S.
                                                             Thousands of yen                               dollars
                                           ------------------------------------------------------       -----------------
                                                      For the year ended December 31                      December 31,
                                           ------------------------------------------------------
                                                1998                1999                2000                  2000
                                           --------------      --------------      --------------       -----------------
Common stock:
 Balance at beginning of year............  (Yen)  900,000      (Yen)5,081,714      (Yen)5,414,660                $ 47,084
 New share offering......................       4,038,078                   -                   -                       -
 Exercise of stock purchase warrants.....         143,636             332,946             768,606                   6,684
                                           --------------      --------------      --------------       -----------------
 Balance at end of year..................       5,081,714           5,414,660           6,183,266                  53,768
                                           --------------      --------------      --------------       -----------------

Additional paid-in capital:
 Balance at beginning of year............         465,150           7,735,744           9,198,712                  79,989
 New share offering......................       6,175,578                   -                   -                       -
 Deferred compensation related to
 stock warrants..........................         878,798                   -                   -                       -
 Tax benefit from exercise of
  non-qualified stock warrants...........          70,048           1,048,435           1,702,289                  14,802
 Gain (loss) on sales of treasury
  stock, net of tax......................               -              76,187             (39,013)                   (339)

 Exercise of stock purchase warrants.....         146,170             338,346             769,603                   6,692
                                           --------------      --------------      --------------       -----------------
 Balance at end of year..................       7,735,744           9,198,712          11,631,591                 101,144
                                           --------------      --------------      --------------       -----------------

Legal reserve:
 Balance at beginning of year............               -             129,157             149,991                   1,304
 Transfers from retained earnings........         129,157              20,834                   -                       -
                                           --------------      --------------      --------------       -----------------
 Balance at end of year..................         129,157             149,991             149,991                   1,304
                                           --------------      --------------      --------------       -----------------

Deferred compensation:
 Balance at beginning of year............               -            (481,331)           (101,528)                   (883)
 Deferred compensation related to
  stock warrants.........................        (878,798)                  -                   -                       -
 Amortization of deferred
  compensation related
  to stock warrants......................         397,467             379,803             101,528                     883
                                           --------------      --------------      --------------       -----------------
 Balance at end of year..................        (481,331)           (101,528)                  -                       -
                                           --------------      --------------      --------------       -----------------
Retained earnings:
 Balance at beginning of year............         962,810           1,164,100           3,082,302                  26,802
 Net income..............................         403,115           2,147,373           3,674,657                  31,954
 Stock issue costs, net of tax...........         (56,907)                  -             (11,190)                    (97)
 Transfers to legal reserve..............        (129,157)            (20,834)                  -                       -
 Cash Dividends..........................               -            (208,337)                  -                       -
 Loss on sales of treasury stock, net
  of tax.................................         (15,761)                  -                   -                       -
                                           --------------      --------------      --------------       -----------------
 Balance at end of year..................       1,164,100           3,082,302           6,745,769                  58,659
                                           --------------      --------------      --------------       -----------------
Net unrealized gain (loss) on debt
 and equity securities:
 Balance at beginning of year............          57,373             234,598             215,922                   1,878
 Net change during the year..............         177,225             (18,676)           (384,199)                 (3,341)
                                           --------------      --------------      --------------       -----------------
 Balance at end of year..................         234,598             215,922            (168,277)                 (1,463)
                                           --------------      --------------      --------------       -----------------

       The accompanying notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Cumulative translation adjustments:
 Balance at beginning of year.........           (140,125)          (278,522)           (632,988)           (5,504)
 Aggregate translation adjustments
  for the year........................           (138,397)          (354,466)            463,372             4,029
                                          ----------------   ----------------    ---------------   ---------------
 Balance at end of year...............           (278,522)          (632,988)           (169,616)           (1,475)
                                          ----------------   ----------------    ---------------   ---------------
Treasury stock, at cost:
 Balance at beginning of year.........                  -            (12,880)            (17,138)             (149)
 Purchases of treasury stock..........           (183,269)        (1,260,011)         (1,573,609)          (13,684)
 Sales of treasury stock..............            170,389          1,255,753           1,562,372            13,586
                                          ----------------   ----------------    ---------------   ---------------
 Balance at end of year...............            (12,880)           (17,138)            (28,375)             (247)
                                          ----------------   ----------------    ---------------   ---------------
     Total shareholders' equity.......    (Yen)13,572,580    (Yen)17,309,933     (Yen)24,344,349          $211,690
                                          ================   ================    ===============   ===============

        The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                   Thousands of
                                                                                 Thousands of yen                  U.S. dollars
                                                            -------------------------------------------------- ------------------
                                                                            For the year ended                      For the year
                                                                                December 31                            ended
                                                            --------------------------------------------------      December 31,
                                                                 1998              1999              2000              2000
                                                            ---------------  ---------------   ---------------    --------------
Cash flows from operating activities:
 Net income................................................   (Yen)403,115    (Yen)2,147,373    (Yen)3,674,657        $  31,954
 Adjustments to reconcile net income to net cash
  provided by operating activities -
   Amortization of deferred compensation related to
    stock warrants.........................................        397,467           379,803           101,528               883
   Depreciation and amortization...........................        265,857           428,238         1,014,281             8,820
   Pension and severance costs, less payments..............         41,541            58,579            40,361               351
   Loss on disposal of fixed assets........................         11,009             1,192             5,571                48
   Deferred income taxes...................................       (347,151)         (688,988)       (1,578,889)          (13,729)
   Gain on sales of marketable securities..................       (146,310)         (280,532)         (119,650)           (1,040)
   Minority interest in income of a consolidated
    subsidiary.............................................              -                 -             6,845                59
   Equity in losses of affiliated companies................              -             2,356            87,672               762
   Changes in assets and liabilities:
    Increase in deferred revenue...........................        760,031         1,123,053         2,975,760            25,876
    Increase in accounts receivable,
      net of allowances....................................     (2,066,603)       (1,945,194)       (1,849,641)          (16,084)
    (Increase) decrease in inventories.....................          2,750              (541)         (234,841)           (2,042)
    Increase (decrease) in notes and
      accounts payable trade...............................         57,960           377,869            51,234               445
    Increase (decrease) in accrued income and other taxes..       (326,889)          273,696         1,141,049             9,922
    (Increase) decrease in other current assets............        (13,613)         (370,227)          425,223             3,698
    Increase (decrease) in other current liabilities.......        672,749           (42,540)         (133,267)           (1,159)
    (Increase) decrease in other assets....................       (249,949)           23,729                 -                 -
   Other...................................................        (72,479)                -           477,940             4,156
                                                            ---------------  ---------------   ---------------    --------------
       Net cash provided by (used in)
         operating activities..............................       (610,515)        1,487,866         6,085,833            52,920
                                                            ---------------  ---------------   ---------------    --------------
Cash flows from investing activities:
 Payments for purchases of fixed assets....................        (440,304)        (620,218)         (876,964)          (7,626)
 Payments for acquisitions of software.....................        (190,464)        (185,455)         (488,577)          (4,248)
 Proceeds from sales of marketable securities..............         321,011        2,388,480           239,486            2,082
 Proceeds from maturities of marketable securities.........               -        1,101,846           100,000              870
 Payments for purchases of marketable securities and.......      (1,200,826)      (5,264,042)         (407,012)          (3,539)
  security investments...................................
 Acquisition, net of cash acquired.........................               -                -        (2,508,248)         (21,811)
 Investments in affiliated companies.......................               -          (72,500)         (200,000)          (1,739)
 Other.....................................................          59,850               92                 -                -
                                                            ---------------  ---------------   ---------------    --------------
       Net cash used in investing activities............... (Yen)(1,450,733) (Yen)(2,651,797)  (Yen)(4,141,315)        ($36,011)
                                                            ---------------  ---------------   ---------------    --------------

        The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                       Thousands of
                                                                              Thousands of yen                         U.S. dollars
                                                              ----------------------------------------------------    --------------
                                                                                                                       For the year
                                                                             For the year ended                            ended
                                                                                December 31                             December 31,
                                                              ----------------------------------------------------
                                                                       1998              1999              2000            2000
                                                              ----------------------------------------------------    --------------
Cash flows from financing activities:
 Issuance of common stock pursuant to
   new share offering, net of issuance costs...............    (Yen)10,156,171         (Yen)  -           (Yen)  -        $      -
 Issuance of common stock pursuant to exercise of stock
   warrants................................................            287,514          671,292          1,527,019          13,278
 Tax benefit from exercise of non-qualified stock warrants.             70,048        1,048,435          1,702,289          14,803
 Proceeds from issuance of bonds...........................            609,615        6,000,000          5,000,000          43,478
 Redemption of bonds.......................................           (609,615)               -         (1,300,000)        (11,304)
 Decrease in short-term borrowings.........................                  -                -           (226,000)         (1,965)
 Decrease in long-term borrowings..........................                  -                -           (127,685)         (1,110)
 Purchase of / proceeds from sales of treasury stock, net..            (76,145)         (70,600)           (78,617)           (684)
 Dividends paid............................................                  -         (208,337)                 -               -
 Other.....................................................            (28,641)         141,415             (1,426)            (13)
                                                               ---------------  ---------------    ---------------      ----------
Net cash provided by financing activities..................         10,408,947        7,582,205          6,495,580          56,483
                                                               ---------------  ---------------    ---------------      ----------
Effect of exchange rate changes on cash and cash
 equivalents...............................................            (95,391)        (165,870)           346,524           3,013
                                                               ---------------  ---------------    ---------------      ----------
Net increase in cash and cash equivalents..................          8,252,308        6,252,404          8,786,622          76,405
Cash and cash equivalents at beginning of year.............          1,144,169        9,396,477         15,648,881         136,078
                                                               ---------------  ---------------    ---------------      ----------
Cash and cash equivalents at end of year...................     (Yen)9,396,477  (Yen)15,648,881    (Yen)24,435,503        $212,483
                                                               ===============  ===============    ===============      ==========

       The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Nature of operations

     Trend Micro Incorporated (the "parent company") and its subsidiaries (collectively "the Company") are primarily engaged in the development, production and sale of anti-virus software and providing management solutions for corporate computer systems. The Company develops its software in Japan, Taiwan, the United States, and Germany, and its products are marketed by sales subsidiaries throughout the world.

     In February 2000, the parent company expanded into a new business field through a new corporation ipTrend Incorporated (Tokyo Chuo-ku) (formerly Nihon Unisoft Incorporated) for the purpose of making inroads into UNIX-based operating systems, and Internet platform technology, especially into Linux systems. Trend Micro Group has allotted a major part into this new business.


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

     Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company's equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

       The accompanying notes are an integral part of these statements.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets acquired and liabilities assumed based on fair values at the date of the acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill and is amortized on the straight-line basis over a 5-year period except for minor items which are charged to income immediately. Goodwill at December 31, 1998 and 1999 was not significant.

     Translation of foreign currencies

     All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a separate component of shareholders' equity.

     Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

     Revenue recognition

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". The adoption of SAB101 did not have a material effect on the Company's financial position or result of operations.

     The Company recognizes revenue from product licenses upon delivery of software when no significant vendor obligations remain and collection of the receivable, net of allowances for doubtful accounts and sales returns, is probable. The Company estimates and recognizes allowances for doubtful accounts and sales returns at the time the related sale is recognized and treats them as revenue reductions. The portion of the license fee attributable to post-contract support is deferred and recognized as revenue over the license agreement term. Royalty revenues are recognized as earned unless collection of the related receivables is not assured. When collection is not assured, revenues are recognized when payments are received.

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

       The accompanying notes are an integral part of these statements.

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

     Goodwill and intangibles

     Goodwill recognized on an acquisition accounted for as a purchase is being amortized on a straight-line basis over a 5-year period.

     Intangibles, which mainly consist of software development costs and purchased software rights, are amortized on a straight-line basis principally over a twelve-month period for software development costs and a five-year period for purchased software rights and other intangibles.

     The Company evaluates the amortization period of goodwill and intangibles on an ongoing basis in light of any changes in business conditions, events or circumstances that may indicate potential impairment of those assets.

     Long-lived assets

     The Company evaluates long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset. The fair value of the asset is determined using discounted cash flows analysis.

     Goodwill not identified with assets that are subject to an impairment loss is evaluated using the discounted cash flow method.


     Research and development costs and software development costs

     All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company's software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales

       The accompanying notes are an integral part of these statements.

using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

     Management considers the Company's capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

     Stock-based compensation

     The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation".

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

     Derivative financial instruments

     The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries do not employ any derivative financial instruments with the exception of ipTrend Incorporated which was acquired during the year ended December 31, 2000.

     ipTrend Incorporated (Tokyo Chuo-ku) has entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition, ipTrend Incorporated (Tokyo Chuo-ku) repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. Those arrangements which did not qualify for hedge accounting were marked to market.


     Net income per share

     Basic EPS is computed based on the average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

     Free distribution of common stock

     On occasion, the Company may make a free distribution of common stock to its shareholders which is accounted for either by a transfer of the applicable par value from

       The accompanying notes are an integral part of these statements.

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

     Comprehensive income

     Other comprehensive income refers to revenues, expenses, gains and losses that under Generally Accepted Accounting Principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders' equity. The Company's other comprehensive income primarily comprises unrealized gains on debt and equity securities and foreign currency translation adjustments.

     Market and credit risks

     The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company's products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products which address technological and market place change in the anti-virus software industry.

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


     Recent pronouncements

     Derivative instruments and hedging activities
     ---------------------------------------------

     From the fiscal year beginning January 1, 2001, The Company adopted FAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No. 133". FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a

       The accompanying notes are an integral part of these statements.

hedge for accounting purposes and, if so, the nature of the hedging activity. The adoption of FAS 133 did not have an effect on the Company's financial position or results of operations.


     Reclassifications

     Certain prior year amounts have been reclassified to conform to the 2000 presentation.


3.   U.S. dollar amounts

     U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at December 31, 2000 ((Yen)115.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.


4.   Acquisitions

     On February 29, 2000, the Company acquired 66.7% of the outstanding shares of Nihon Unisoft Incorporated (subsequently renamed ipTrend Incorporated (Tokyo Chuo-ku) for (Yen)1,600,000 thousand ($13,913 thousand) in cash through ipTrend Incorporated (Tokyo Shibuya-ku), a wholly-owned subsidiary of the Company established on January 18, 2000. On November 19, 2000, the Company acquired the remaining shares of ipTrend Incorporated (Tokyo Chuo-ku) for (Yen)1,200,000 thousand ($10,435 thousand) in cash and thereby completed the acquisition. ipTrend Incorporated (Tokyo Chuo-ku) has been a Japanese Unix software solution provider in the networking communications and Internet domain since November 1, 1983. The purpose of the acquisition was to develop internet-based technology and to expand sales of the products and services using that technology. This acquisition was accounted for as a purchase and, accordingly, the consolidated statements of income include the results of operations of ipTrend Incorporated (Tokyo Chuo-ku) from February 29, 2000. The purchase price of (Yen)2,800,000 thousand ($24,348 thousand) was allocated to assets acquired of (Yen)3,441,254 thousand and liabilities assumed of (Yen)641,254 thousand ($5,576 thousand), including goodwill of (Yen)2,527,636 thousand ($21,979 thousand) to be amortized over 5 years on a straight-line basis.

     Pro forma information reflecting this acquisition is not included as the impact of this acquisition is not material.

       The accompanying notes are an integral part of these statements.

5. Reconciliation of the difference between basic and diluted net income per share ("EPS")

    Reconciliation of the differences between basic and diluted EPS for the years ended December 31, 1998, 1999 and 2000, is as follows:

                                                      Thousands               Thousands
                                                       of yen                 of shares               Yen
                                                   ---------------        -----------------     ----------------
                                                                               Weighted-
                                                        Net                    average
                                                       income                   shares               EPS
                                                   ---------------        -----------------     ----------------
For the year ended December 31, 1998
------------------------------------

Basic EPS:
 Net income available to common stock holders...     (Yen)403,115                  113,946            (Yen)3.54
                                                  ---------------        -----------------     ----------------
Effect of dilutive securities:
 Shares issuable from assumed exercise of
  stock warrants................................                -                    2,538
                                                  ---------------        -----------------
Diluted EPS:
 Net income for computation.....................     (Yen)403,115                  116,484            (Yen)3.46
                                                 ================       ==================     ================

                                                        Thousands              Thousands
                                                          of yen               of shares               Yen
                                                   ------------------     ------------------     ---------------
                                                                               Weighted-
                                                           Net                  average
                                                          income                shares                 EPS
                                                   ------------------     ------------------     ---------------
For the year ended December 31, 1999
------------------------------------

Basic EPS:
 Net income available to common stock holders...   (Yen)2,147,373                  127,100           (Yen)16.90
                                                  ---------------        -----------------     ----------------
Effect of dilutive securities:
 Shares issuable from assumed exercise of
  stock warrants................................                -                    3,653
                                                  ---------------        -----------------
Diluted EPS:
 Net income for computation.....................   (Yen)2,147,373                  130,753           (Yen)16.42
                                                 ================       ==================     ================

                                                        Thousands              Thousands
                                                          of yen               of shares                Yen            Dollars
                                                   ------------------     ------------------     ---------------    ------------
                                                                               Weighted-
                                                           Net                  average
                                                          income                shares                  EPS              EPS
                                                   ------------------     ------------------     ---------------    ------------
For the year ended December 31, 2000
------------------------------------

Basic EPS:
 Net income available to common stock holders...   (Yen)3,674,657                  130,389           (Yen)28.18            $0.25
                                                  ---------------        -----------------     ----------------     ------------
Effect of dilutive securities:
 Shares issuable from assumed exercise of stock
  warrants......................................                -                    3,066
                                                  ---------------        -----------------
Diluted EPS:
 Net income for computation.....................   (Yen)3,674,657                  133,455           (Yen)27.53            $0.24
                                                 ================       ==================     ================     ============

       The accompanying notes are an integral part of these statements.

6.   Cash and cash equivalents

     Cash and cash equivalents as of December 31, 1999 and 2000 comprised:

                                                                                                  Thousands of
                                                             Thousands of yen                     U.S. dollars
                                               -------------------------------------------     ------------------
                                                                December 31                        December 31,
                                               -------------------------------------------
                                                      1999                    2000                    2000
                                               -------------------    --------------------     ------------------
Cash.......................................        (Yen) 4,308,566         (Yen)14,388,599               $125,119
Time deposits..............................             11,340,284              10,046,873                 87,364
Money market funds.........................                     31                      31                      0
                                               -------------------    --------------------    -------------------
                                                   (Yen)15,648,881         (Yen)24,435,503               $212,483
                                               ===================    ====================    ===================

7.   Supplemental cash flow information

     Cash payments for income taxes were (Yen)1,690,391 thousand, (Yen)2,247,816 thousand and (Yen)1,827,638 thousand ($15,893 thousand) for the years ended December 31, 1998, 1999 and 2000, respectively; in these respective periods, interest payments were (Yen)17,147 thousand, (Yen)2,417 thousand and
(Yen)217,922 thousand ($1,895 thousand).

       The accompanying notes are an integral part of these statements.

8.   Marketable securities

     Cash equivalents, marketable securities and securities investments include money market funds, mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to "available-for-sale" investments as of December 31, 1999 and 2000, were as follows:

                                                                          Thousands of yen
                                    ------------------------------------------------------------------------------------------
                                                                         December 31, 1999
                                    ------------------------------------------------------------------------------------------
                                                                          Gross unrealized
                                                            ------------------------------------------
                                             Cost                   Gains                  Losses               Fair value
                                    --------------------    -------------------     ------------------    --------------------
Available for sale:
 Money market funds.............          (Yen)       31           (Yen)      -           (Yen)      -          (Yen)       31
 Mutual funds...................                 960,806                      -                      -                 960,806
 Equity securities..............                 529,076                412,392                      -                 941,468
 Debt securities................               1,800,000                    460                      -               1,800,460
                                    --------------------    -------------------     ------------------    --------------------
    Total.......................          (Yen)3,289,913           (Yen)412,852            (Yen)     -          (Yen)3,702,765
                                    ====================    ===================     ==================    ====================


                                                                          Thousands of yen
                                    ------------------------------------------------------------------------------------------
                                                                         December 31, 2000
                                    ------------------------------------------------------------------------------------------
                                                                          Gross unrealized
                                                            ------------------------------------------
                                             Cost                   Gains                  Losses               Fair value
                                    --------------------    -------------------     ------------------    --------------------
Available for sale:
 Money market funds.............          (Yen)       31            (Yen)     -           (Yen)      -          (Yen)       31
 Mutual funds...................                 970,802                      -                 32,747                 938,055
 Equity securities..............                 825,344                      -                245,124                 580,220
 Debt securities................               1,700,000                 11,050                      -               1,711,050
                                    --------------------    -------------------     ------------------    --------------------
    Total.......................          (Yen)3,496,177            (Yen)11,050           (Yen)277,871          (Yen)3,229,356
                                    ====================    ===================     ==================    ====================


                                                                     Thousands of U.S. dollars
                                     ----------------------------------------------------------------------------------------
                                                                         December 31, 2000
                                     ----------------------------------------------------------------------------------------
                                                                         Gross unrealized
                                                            -----------------------------------------
                                             Cost                  Gains                  Losses               Fair value
                                     ------------------     ------------------     ------------------    --------------------
Available for sale:
 Money market funds.............                $     0              $       -                 $    -                 $     0
 Mutual funds...................                  8,442                      -                    285                   8,157
 Equity securities..............                  7,177                      -                  2,132                   5,045
 Debt securities................                 14,783                     96                      -                  14,879
                                     ------------------     ------------------     ------------------    --------------------
    Total.......................                $30,402              $      96                 $2,417                 $28,081
                                     ==================     ==================     ==================    ====================

     The fair value of money market funds and mutual funds approximate to cost due to the short-term maturities of the investments.

       The accompanying notes are an integral part of these statements.

     The cost and fair value of "available-for sale" debt securities by contractual maturity at December 31, 2000, were as follows.:

                                               Thousands of yen                           Thousands of U.S. dollars
                                 ------------------------------------------     --------------------------------------------
                                              Available-for sale                              Available-for sale
                                 ------------------------------------------     --------------------------------------------
                                          Cost                Fair value                Cost                 Fair value
                                 --------------------    ------------------     -------------------    ---------------------
   Due within one year..........       (Yen)        -        (Yen)        -                 $     -                  $     -
   Due after one year...........            1,700,000             1,711,050                  14,783                   14,879
                                 --------------------    ------------------     -------------------    ---------------------
                                       (Yen)1,700,000        (Yen)1,711,050                 $14,783                  $14,879
                                 ====================    ==================     ===================    =====================

     The debt securities were issued by SOFTBANK, a related party of the Company.


     The net unrealized gain on "available-for-sale" securities included in the separate component of shareholders' equity, net of applicable taxes, increased by (Yen)177,225 thousand in the year ended December 31, 1998 and decreased by
(Yen)18,676 thousand and (Yen)384,199 thousand ($3,341 thousand) in the years ended December 31, 1999 and 2000, respectively.

     Proceeds from sales of "available-for-sale" securities for the years ended December 31, 1998 , 1999 and 2000 were (Yen)321,011 thousand, (Yen)2,388,480
thousand and (Yen)239,486 thousand  ($2,082 thousand), respectively.   Gross
realized gains on sales of "available-for-sale" securities for the year ended December 31, 1998, 1999 and 2000 were (Yen)146,310 thousand, (Yen)280,532 thousand, and (Yen)119,650 thousand ($ 1,040 thousand) respectively.

9.   Inventories

     Inventories as at December 31, 1999 and 2000 were (Yen)64,036 thousand and
(Yen)318,188 thousand ($2,767 thousand), respectively, and mainly consisted of finished products and manuals.


10.  Investments in affiliated companies

     The investees accounted for using the equity method are NTT Data Security Corporation (20.0%) ,SOFT TREND CAPITAL CORPORATION (20.0%) and JCN CO Ltd. (24.4%) at December 31, 2000, and NTT Data Security Corporation and SOFT TREND CAPITAL CORPORATION at December 31, 1999.

     Summarized financial information of the affiliated companies accounted for using the equity method is shown below:


                                         Thousands of yen        Thousands of yen          Thousands of
                                                                                           U.S. dollars
                                      --------------------    --------------------     ------------------
                                           December 31,            December 31,            December 31,
                                               1999                    2000                   2000
                                      --------------------    --------------------     ------------------

Current assets.....................         (Yen)1,778,451          (Yen)2,081,103                $18,097
Non-current assets including
 property, plant and equipment.....                967,329               1,129,182                  9,819
                                      --------------------    --------------------     ------------------
  Total assets.....................         (Yen)2,745,780          (Yen)3,210,285                $27,916
                                      ====================    ====================     ==================
Current liabilities................         (Yen)2,395,058          (Yen)2,702,376                $23,499
Shareholders' equity...............                350,722                 507,909                  4,417
                                      --------------------    --------------------     ------------------

       The accompanying notes are an integral part of these statements.

  Total liabilities and
   shareholders' equity............   (Yen)2,745,780    (Yen)3,210,285          $27,916
                                      ==============    ==============       ============


                                        Thousands of      Thousands of       Thousands of
                                            yen              yen             U.S. dollars
                                        ------------      ------------       ------------
                                        For the year      For the year       For the year
                                           ended             ended              ended
                                        December 31,      December 31,       December 31,
                                            1999              2000               2000
                                        ------------      ------------       ------------
Sales..............................     (Yen)553,500    (Yen)1,624,782          $14,129
                                        ============    ==============       ============
Net loss...........................     (Yen) 11,778    (Yen)  318,966          $ 2,774
                                        ============    ==============       ============

A summary of transactions and balances with the affiliated companies accounted for using the equity method is presented below:

                                           Thousands of      Thousands of       Thousands of
                                               yen              yen             U.S. dollars
                                           ------------      ------------       ------------
                                           For the year      For the year       For the year
                                              ended             ended              ended
                                           December 31,      December 31,       December 31,
                                               1999              2000               2000
                                           ------------      ------------       ------------
Sales                                      (Yen)      -      (Yen)196,517           1,709
                                           ============      ============       ============
Purchases                                  (Yen)960,806      (Yen)      -          $    -
                                           ============      ============       ============

        The accompanying notes are an integral part of these statements

                                                    Thousands of       Thousands of      Thousands of
                                                       yen                yen             U.S dollars
                                                  ---------------     ---------------    -------------
                                                    December 31,        December 31,      December 31,
                                                       1999                2000              2000
                                                  ---------------     ---------------     ------------
     Notes and accounts receivable, trade.......     (Yen)      -        (Yen)182,347         $1,586
                                                     ============        ============     ============
     Other receivables..........................     (Yen)  4,731        (Yen)      -         $    -
                                                     ============        ============     ============

11.  Goodwill and intangibles
     Intangibles comprise the following:

                                                                                          Thousands of
                                                            Thousands of yen              U.S. dollars
                                                   ----------------------------------     ------------
                                                               December 31                December 31,
                                                   ----------------------------------
                                                       1999                2000               2000
                                                   --------------   -----------------     ------------
     Goodwill                                       (Yen)       -      (Yen)2,527,637        $21,979
     Software development costs.................          504,029             468,456          4,074
     Purchased software rights..................          144,093             144,093          1,253
     Other......................................          137,331             231,412          2,012
                                                    -------------      --------------     ------------
                                                          785,453           3,371,598         29,318
     Less - Accumulated amortization............         (345,201)           (630,771)        (5,485)
                                                    -------------      --------------     ------------
                                                    (Yen) 440,252      (Yen)2,740,827        $23,833
                                                    =============      ==============     ============

12.  Research and development costs and software development costs

     Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were
(Yen)960,156 thousand, (Yen)994,340 thousand and (Yen)2,043,480 thousand ($17,769 thousand) for the years ended December 31, 1998, 1999 and 2000, respectively.

     Software development costs relating to the local language related functions (representing software development costs as shown in Note 10 above) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

                                                                                                        Thousands of
                                                                Thousands of yen                        U.S. dollars
                                             ------------------------------------------------------     ------------
                                                                                                         Year ended
                                                             Year ended December 31                     December 31,
                                             ------------------------------------------------------
                                                 1998                1999                2000               2000
                                             --------------    ----------------    ----------------     ------------
     Software development costs, net of
      accumulated amortization:
       Balance at beginning of year.......     (Yen)107,699        (Yen)250,734        (Yen)304,897       $ 2,651
       Additions, at cost.................          190,464             185,455             488,577         4,249
       Amortization for the year..........          (47,429)           (131,292)           (448,181)       (3,897)
                                               ------------        ------------        ------------     ------------
       Balance at end of year.............     (Yen)250,734        (Yen)304,897        (Yen)345,293       $ 3,003
                                               ============        ============        ============     ============

       The accompanying notes are an integral part of these statements.

13.  Transactions with related parties

     Transactions with SOFTBANK

     Stock Sale

     In December 1996, SOFTBANK purchased 37,800,000 shares of common stock of the Company from the Company's founders for approximately (Yen)92.5 per share, or an aggregate of (Yen)3.5 billion. At the time of the sale, the shares sold represented 35% of the Company's outstanding shares. Pursuant to a price adjustment provision in the stock sale/purchase agreement, SOFTBANK paid an additional (Yen)5 billion at the time of the Company's initial public offering
in Japan, which occurred in August 1998.   SOFTBANK sold 6,000,000 shares to an
unaffiliated third party in September 1998 and, through Softbank America, Inc., a wholly-owned subsidiary of SOFTBANK, owned 31,800,000 shares, representing approximately a 25% equity interest in the Company as of December 31, 1998.

     In July 1999, Softbank America, Inc. sold 25,500,000 shares to an unaffiliated third party and owned 6,300,000shares, representing approximately a 4.9% equity ownership interest in the Company as of December 31, 1999.

     In March 2000, Softbank America, Inc. sold the remaining 6,300,000 shares, and consequently, SOFTBANK and its affiliates do not have equity ownership interest in the Company at December 31, 2000

     Distribution

     Based on two distribution agreements between the Company and SOFTBANK, SOFTBANK was granted a non-exclusive right to distribute all of the Company's anti-virus software products in Japan. Individual sales of products to SOFTBANK under the agreements have been effected on a purchase-order basis.

     Purchase of bonds

     Between October 1998 and December 1998, the Company purchased in the public market an aggregate of 12,000,000 units of 2.3% yen bonds issued by SOFTBANK for a total purchase price of (Yen)1,200,826 thousand. 11,000,000 units were redeemed on October 18, 1999 and remaining 1,000,000 units were redeemed on October 18, 2000. In March 1999, the Company purchased in the public market an aggregate of 17,000,000 units of 3% yen bonds due March 24, 2003 issued by SOFTBANK for (Yen)1,700,000 thousand ($14,783 thousand).

     Investment

     In December 1999, the Company invested (Yen)12.5 million in SoftTrend Capital Corporation in which majority of equity ownership interests were indirectly held by SOFTBANK. At December 31, 2000, the Company has a 20% equity ownership interest in SoftTrend Capital Corporation. The investment was accounted for using the equity method.

     Account balances and transactions with SOFTBANK and its affiliated company are as follows:

       The accompanying notes are an integral part of these statements.

                                                                     Thousands of yen                   Thousands of
                                                    ------------------------------------------------
                                                                       December 31                      U.S. dollars
                                                    ------------------------------------------------    ------------
                                                                                                        December 31,
                                                         1998             1999             2000             2000
                                                    --------------   --------------   --------------    ------------
Accounts receivable, trade......................    (Yen)  847,431   (Yen)  852,004   (Yen)1,072,768    $   9,328
Securities investments..........................         1,200,826        1,800,000        1,700,000       14,783
Accounts payable, other.........................            38,338           18,943           16,435          143
Sales for the year..............................         2,386,654        2,453,538        3,507,641       30,501
Purchases and expenses for the year.............                 -                -           69,104          601
Interest income on security investments                      1,437           82,608           53,113          462

     The Company believes that each of these transactions was negotiated on an arm's length basis on terms no less favorable to it than would have been available from third parties.

     The Company made rebate payments to SOFTBANK amounting to (Yen)22,600 thousand, (Yen)97,758 thousand and (Yen) 71,545 thousand ($622 thousand) for the years ended December 31, 1998, 1999 and 2000, respectively. These rebate amounts were determined based on SOFTBANK's achievement of sales targets as per the distribution agreements. The rebate payments were recorded as deductions from sales revenue on an accrual basis.

14.  Short-term borrowings and long-term debt

     At December 31, 2000, the Company had unused lines of credit amounting to
(Yen)800,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

     Long-term debt comprises the following:

                                                         Thousands of yen               Thousands of
                                                  --------------------------------
                                                            December 31                 U.S. dollars
                                                  --------------------------------     --------------
                                                                                        December  31,
                                                       1999              2000               2000
                                                  --------------    --------------     --------------
   Unsecured bank loan of a consolidated
    subsidiary due 2001 with a weighted
    average interest rate of 2.175% per
    annum.....................................    (Yen)        -    (Yen)   57,200         $   497
   Unsecured bank loan of a consolidated
    subsidiary due 2003 with a weighted
    average interest rate of 2.175% per
    annum.....................................                 -            99,900             869
   Unsecured 2.5% bonds, due 2002 with
    detachable warrants.......................         6,000,000         4,700,000          40,870
   Unsecured 2.1% bonds, due 2003 with
    detachable warrants.......................                 -         5,000,000          43,478
                                                  --------------    --------------     --------------
                                                       6,000,000         9,857,100          85,714
   Less - portion due within one year.........                 -            57,200             497
                                                  --------------    --------------     --------------

                                                  (Yen)6,000,000    (Yen)9,799,900         $85,217
                                                  ==============    ==============     ==============

       The accompanying notes are an integral part of these statements.

     Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:


            Year ending                                      Dollars in
            December 31           Yen in thousands           thousands
          ----------------        ------------------       --------------
                2001                 (Yen)57,200               $   497
                2002                   4,757,200                41,367
                2003                   5,042,700                43,850
                2004                           -                     -
                2005                           -                     -

       The accompanying notes are an integral part of these statements.

15.  Stock warrants

     Based on the Company's 1998, 1999 and 2000 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK or the public.

1.  Shareholders' meeting /
    board meeting approval..........   September 29, 1997    March 28, 1998     May 29, 1998      June 30, 1999      June 1, 2000
2.  Date of bond issuance...........   October 17, 1997      April 15, 1998     June 15, 1998     July 29, 1999      June 26, 2000
3.  Maturity date...................   October 17, 2001      April 15, 2002     June 17, 2002     July 29, 2002      June 26, 2003
4.  Amount of each bond
    (Thousands of yen)..............   (Yen)908,523          (Yen)412,965       (Yen)196,650      (Yen)6,000,000     (Yen)5,000,000
5.  Issued to.......................   SOFTBANK              SOFTBANK           SOFTBANK          Public             Public
5.  Date on which the bonds were
    fully redeemed..................   October 17, 1997      April 15, 1998     June 15, 1998                  -                  -
6.  Exercise price per
    each warrant....................   (Yen)142.5            (Yen)142.5         (Yen)142.5        (Yen)3,200         (Yen)7,850
7.  Warrant exercise period.........   October 27, 1997      April 27, 1998     June 25, 1998     August 20, 1999    July 21, 2000
                                       to October 12,        to April 5,        to June 7,        to July 22,        to June 19,
                                       2001                  2002               2002              2002               2003
8.  Number of shares represented
    by warrants.....................      6,375,600             2,898,000          1,380,000           1,875,000            636,942
9.  Outstanding as of
    December 31, 1998...............      4,638,000             2,058,600          1,194,600                   -                  -
10. Outstanding as of
    December 31, 1999...............      1,454,400             1,029,600            813,600           1,875,000                  -
11. Outstanding as of
    December 31, 2000...............        940,200               682,200            597,000           1,439,494            636,942

     Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

     These transactions were accounted for as issuance of debt to SOFTBANK or the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB 25.

     Warrant activity was as follows:

                                                                       Thousands of shares
                                                                      represented by warrants
                                                                    ---------------------------
     Outstanding at December 31, 1997............................               6,376
      Granted....................................................               4,278
      Exercised..................................................              (2,014)
      Redeemed...................................................                (749)
                                                                            -------------

     Outstanding at December 31, 1998............................               7,891
      Granted....................................................               1,875
      Exercised..................................................              (4,672)
      Redeemed...................................................                  --
                                                                            -------------

     Outstanding at December 31, 1999............................               5,094
      Granted....................................................                 637
      Exercised..................................................              (1,435)
      Redeemed...................................................                  --
                                                                            -------------
     Outstanding at December 31, 2000............................               4,296
                                                                            =============

       The accompanying notes are an integral part of these statements.

     Balances are as follows:

                                                               Thousands of shares
                                                       -------------------------------
                                                                  December 31
                                                       -------------------------------
                                                           1999               2000
                                                       ------------       ------------
          Authorized and outstanding..............          5,094            4,296
          Exercisable.............................          2,616            2,958

     For the above stock warrants granted on April 15, 1998 and June 15, 1998, management calculated deferred compensation expenses of (Yen)878,798 thousand during fiscal 1998. Such deferred compensation will be amortized over the vesting period which is generally 24 months. Approximately (Yen)397,467 thousand, (Yen)379,803 thousand and (Yen)101,528 ($ 883 thousand) was amortized during fiscal 1998, 1999 and 2000 respectively. The grants of October 17, 1997, July 29, 1999 and June 26, 2000,with respect to which the vesting period is generally 24 months, did not result in deferred compensation.

     In July 1999, the subsidiary in the United States introduced the U.S. program of the Company's incentive plan. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company's common stock, which vest one year from the date of grant and which are exercisable for the 3 years subsequent to the vesting date, to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB
25. Option activity under the U.S. program for the year ended December 31, 1999 and 2000 was as follows:


                                                                         Thousands of shares
                                                                        represented by options
                                                                 ---------------------------------
       Granted.....................................                              1,620
       Exercised...................................                                 --
       Redeemed....................................                                 --
                                                                           -------------
     Outstanding at December 31, 1999..............                              1,620
       Granted.....................................                                 --
       Exercised...................................                               (113)
       Redeemed....................................                                 --
                                                                           -------------
     Outstanding at December 31, 2000..............                              1,507
                                                                           =============

     The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company's shares at the time of the grants. The weighted average exercise price per share for the option granted for the year ended December 31, 1999 was (Yen)3,067. Consequently, the grants of the option did not result in deferred compensation.

     Certain pro forma disclosures

     In October 1995, SFAS 123 established a fair value based method of accounting for employee stock based compensation. Had compensation cost for the Company's stock warrants

       The accompanying notes are an integral part of these statements.

and the stock options under the U.S. program been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company's pro forma net income and net income per share would have been as follows:

                                                                        Year ended December 31
                                           ----------------------------------------------------------------------------------
                                                  1998                 1999                  2000                  2000
                                           ----------------    ------------------    ------------------    ------------------
                                                                (in thousands, except per share data)
     Net income:
      As reported.......................   (Yen) 403,115         (Yen) 2,147,373        (Yen)3,674,657             $31,954
      Pro forma net income..............         147,610               1,698,432             2,829,475              24,604
     Net income per share:
      As reported -
        Basic...........................      (Yen) 3.54             (Yen) 16.90           (Yen) 28.18             $  0.25
        Diluted.........................            3.46                   16.42                 27.53                0.24
      Pro forma net income -
        Basic...........................      (Yen) 1.30             (Yen) 13.36           (Yen) 21.70             $  0.19
        Diluted.........................            1.27                   12.99                 21.20                0.18

     The fair value of each warrant grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 1998, 1999 and 2000; expected life of two years, volatility of 88.6% and dividend yield of 0.0% for 1998, expected life of three years, volatility of 25.8% and dividend yield of 0.0% for 1999; expected life of three years, volatility of 17.030% and dividend yield of 0.0% for 2000 and risk-free interest rates ranging from 1.235% to 1.765% for options granted during the years ended December 31,1998, and the rate of 0.75% for options granted during the year ended December 31, 1999, and the rate of 0.741% for options granted during the year ended December 31, 2000. The weighted average fair value per share of options granted above during fiscal 1998, 1999 and 2000 were (Yen)279, (Yen) 474 and (Yen) 1,005 ($9), respectively.


16.  Employee benefit plans

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

       The accompanying notes are an integral part of these statements.

     Information regarding the defined benefit pension plans for the Company and its consolidated subsidiaries is shown below:

                                                                                                                   Thousands of
                                                                            Thousands of yen                       U.S. dollars
                                                          -------------------------------------------------       --------------
                                                                              December 31                          December 31,
                                                          -------------------------------------------------
                                                               1998              1999              2000                2000
                                                          -------------     -------------     -------------       --------------
Change in benefit obligation:
 Benefit obligation at beginning of year...............   (Yen)  38,230     (Yen) 130,173     (Yen) 174,184            $1,515
 Service cost..........................................          48,190            62,451            66,643               579
 Interest cost.........................................           2,659             4,978             6,659                58
 Amendments............................................          27,309                 -                 -                 -
 Actuarial (gain)/loss.................................          21,035           (16,136)            9,259                81
 Benefits paid.........................................          (7,250)           (1,077)           (4,100)              (36)
 Foreign currency exchange impact......................               -            (6,205)             (949)               (8)
                                                          -------------     -------------     -------------       --------------
     Projected benefit obligation at end of year.......         130,173           174,184           251,696             2,189
                                                          -------------     -------------     -------------       --------------

Change in plan assets:
 Fair value of plan assets at beginning of year........               -            (6,771)          (13,063)             (114)
 Actual return on plan assets..........................             (33)             (678)           (1,304)              (11)
 Benefits paid.........................................               -             1,077             4,100                36
 Employer contribution.................................          (6,738)          (11,342)          (19,303)             (168)
 Foreign currency exchange impact......................               -             4,651               288                 2
                                                          -------------     -------------     -------------       --------------
     Fair value of plan assets at end of year..........          (6,771)          (13,063)          (29,282)             (255)
                                                          -------------     -------------     -------------       --------------

Funded status
Unrecognized prior service cost........................         (26,361)          (24,802)          (23,213)             (202)
Unrecognized net actuarial loss........................         (20,372)           (6,313)          (27,521)             (239)
Unrecognized net transition obligation.................          (5,872)           (4,760)           (3,648)              (32)
                                                          -------------     -------------     -------------       --------------
Accrued benefit cost...................................   (Yen)  70,797     (Yen) 125,246     (Yen) 168,032            $1,461
                                                          =============     =============     =============       ==============

                                                                             Thousands of yen
                                                          -------------------------------------------------
                                                                               December 31
                                                          -------------------------------------------------
                                                              1998               1999              2000
                                                          -------------     -------------     -------------
Weighted-average assumptions as of December 31:
 Discount rate.........................................        4.60%             4.50%             4.20%
 Expected return on plan assets........................        7.00%             6.50%             6.50%
 Rate of compensation increase.........................        4.00%             5.25%             5.02%

                                                                                                                   Thousands of
                                                                            Thousands of yen                       U.S. dollars
                                                          -------------------------------------------------       --------------
                                                                              December 31                          December 31,
                                                          -------------------------------------------------
                                                               1998              1999              2000                2000
                                                          -------------     -------------     -------------       --------------
Components of net periodic benefit cost:
 Service cost..........................................   (Yen)  48,190     (Yen)  62,451     (Yen)  66,643           $ 579
 Interest cost.........................................           2,659             4,978             6,659              58
 Expected return on plan assets........................            (162)             (808)           (1,419)            (12)
 Amortization of unrecognized transition obligation....           1,112             1,112             1,112              10
 Amortization of prior service cost....................             948             1,130              (153)             (1)
 Recognized actuarial loss.............................               -               697             1,107               9

       The accompanying notes are an integral part of these statements.

                                                         ---------------    --------------    ---------------    -------------
Net periodic pension cost.............................       (Yen)52,747       (Yen)69,560        (Yen)73,949             $643
                                                         ===============    ==============    ===============    =============

          Effective from July 1, 1998, the parent company's U.S. subsidiary has a 401(k) retirement plan which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

          Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or statutory auditor with shareholder approval, if the Company's management proposes such payments based on a resolution of the Board of Directors. However, the Company has no intention to make such a proposal. The Company does have an internal formula to determine the amounts of severance payments to directors and statutory auditors if the Company were to make such a proposal for statutory auditors. The Company has not recorded any liabilities relating to severance payments to directors or statutory auditors as of December 31, 1999 and 2000 since the Company has no liabilities to directors, and related liabilities to statutory auditors are insignificant.

          Post-retirement benefits other than pensions and post-employment benefits

          The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.


17.       Income taxes

          Income before income taxes and provision for income taxes comprise the following:


                                                                                                    Thousands of
                                                              Thousands of yen                      U.S. dollars
                                         -------------------------------------------------------------------------
                                                         Year ended December 31                      Year ended
                                         ------------------------------------------------------      December 31,
                                               1998               1999               2000               2000
                                         ---------------    ----------------   ----------------    ---------------
   Income before income taxes:
      Domestic..................         (Yen)  934,475      (Yen)2,541,761     (Yen)2,485,562          $ 21,614
      Foreign subsidiaries......                763,391           1,457,435          4,406,149            38,314
                                        ---------------    ----------------   ----------------     -------------
                                         (Yen)1,697,866      (Yen)3,999,196     (Yen)6,891,711          $ 59,928
                                        ===============    ================   ================     =============
   Income taxes, current:
      Domestic..................         (Yen)1,276,505      (Yen)1,245,851     (Yen)2,156,067          $ 18,748
      Foreign subsidiaries......                365,397           1,292,604          2,545,359            22,134
                                        ---------------    ----------------   ----------------     -------------
                                         (Yen)1,641,902      (Yen)2,538,455     (Yen)4,701,426          $ 40,882
                                        ===============    ================   ================     =============
   Income taxes, deferred:
      Domestic..................          (Yen)(360,324)       (Yen)(34,536)     (Yen)(963,777)         $ (8,380)
      Foreign subsidiaries......                 13,173            (654,452)          (615,112)           (5,349)
                                        ---------------    ----------------   ----------------      ------------
                                          (Yen)(347,151)      (Yen)(688,988)   (Yen)(1,578,889)         $(13,729)
                                        ===============     ===============   ================      ============

       The accompanying notes are an integral part of these statements.

          The Company is subject to a number of different income taxes which, in aggregate, indicate a statutory tax rate in Japan of approximately 51.4% for the year ended December 31, 1998, approximately 47.7% for the year ended December 31, 1999 and approximately 42.1% for the year ended December 31, 2000. Amendments to Japanese tax regulations were enacted into law on March 31, 1998 and on March 24, 1999. As a result of these amendments, the statutory tax rate was reduced from approximately 51.4% to 47.7% effective from the Company's fiscal year beginning January 1, 1999 and from approximately 47.7% to 42.1% effective from the Company's fiscal year beginning January 1, 2000.

       The accompanying notes are an integral part of these statements.

         Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

                                                                                  December 31
                                                            --------------------------------------------------
                                                                  1998               1999              2000
                                                            --------------      -------------      -----------
     Statutory tax rate:                                         51.4%              47.7%               42.1%
        Increase (reduction) in rate resulting from -
           Different tax rates applied to
             foreign subsidiaries.....................           (1.4)              (3.5)               (3.6)
           Effect of change in normal
             statutory  tax rate in Japan.............              -                2.3                   -
           State income taxes, net of federal tax.....              -               (1.1)                1.8
           Permanent difference.......................            4.5                2.5                 0.8
           Amortization of deferred compensation
             related to stock warrants................           10.1                2.6                 0.6
           Current tax on undistributed earnings......            5.1                  -                   -
           Change in deferred tax valuation                      10.3               (4.9)                1.5
             allowance................................
           Tax credit relating to research and
             development costs........................           (8.4)              (1.4)               (0.5)
           Operating loss of subsidiaries.............            3.6                  -                   -
           Goodwill amortization                                    -                  -                 1.7
           Other......................................            1.1                2.0                 0.9
     Effective income tax rate........................           76.3%              46.2%               45.3%

         The significant components of defered income tax assets and liabilities at December 31, 1999 and 2000 were as follows:

                                                                                                    Thousands of
                                                                     Thousands of yen               U.S. dollars
                                                           -------------------------------------  -----------------
                                                                       December 31
                                                           -------------------------------------    December 31,
                                                                 1999                2000               2000
                                                           -----------------   -----------------  -----------------
Deferred tax assets:
   Deferred revenue...................................       (Yen)831,759        (Yen)1,998,724         $17,380
   Allowance for doubtful accounts and sales returns..            134,971               280,568           2,440
   Accrued enterprise tax.............................             42,370               112,694             980
   Accrued liabilities................................             76,150               107,626             936
   Intercompany profit................................             52,932                     -               -
   Tax loss carry forward.............................            126,731               236,689           2,058
   Unrealized loss on debt and equity securities......                  -               103,075             896
   Other..............................................            118,033               415,823           3,616
                                                          ---------------        --------------   -------------
      Gross deferred tax assets.......................          1,382,946             3,255,199          28,306
      Less:  Valuation allowance......................            (10,465)             (116,630)         (1,014)
                                                          ---------------        --------------   -------------
                                                                1,372,481             3,138,569          27,292
                                                          ---------------        --------------   -------------
Deferred tax liabilities
   Unrealized gain on debt and equity securities......           (173,811)               (4,652)            (41)
                                                          ---------------        --------------   -------------
                                                                 (173,811)               (4,652)            (41)
                                                          ---------------        --------------   -------------
Net deferred tax assets...............................     (Yen)1,198,670        (Yen)3,133,917         $27,251
                                                          ===============        ==============   =============

       The accompanying notes are an integral part of these statements.

       Net deferred tax assets are included in the consolidated balance sheets as follows:

                                                                                          Thousands of
                                                               Thousands of yen           U.S. dollars
                                                       --------------------------------   ------------
                                                                 December 31              December 31
                                                       --------------------------------
                                                            1999              2000            2000
                                                       --------------    --------------   ------------
Current assets-Deferred income taxes................   (Yen)  922,061    (Yen)2,687,913      $23,373
Other assets-Deferred income taxes..................          276,609           446,004        3,878
                                                       --------------    --------------   ------------
Net deferred tax assets.............................   (Yen)1,198,670    (Yen)3,133,917      $27,251
                                                       ==============    ==============   ============

       The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carry forwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended December 31, 1998, 1999 and 2000 were an increase of (Yen)163,003 thousand, a decrease of (Yen)201,586 thousand and an increase of
(Yen)106,165 ($ 923 thousand), respectively.

       Operating loss carryforwards for tax purposes of consolidated subsidiaries at December 31, 2000 amounted to approximately (Yen)806,889 thousand ($7,016 thousand) and are available as an offset against future taxable income of the subsidiary. These carryforwards expire at various dates up to December 31, 2005. Realization is dependent on these subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less the valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carry forward period change.

       At December 31, 2000, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling (Yen)3,625,188 thousand ($31,523 thousand), as management of the Company intends to reinvest undistributed earnings of the Company's foreign subsidiaries. The unrecognized deferred tax liabilities as of December 31, 2000 for such temporary differences amounted to (Yen)732,598 thousand ($6,370 thousand).


18.    Shareholders' equity

       Changes in the number of shares of common stock outstanding have resulted from the following:

                                                                     For the year ended
                                                                         December 31
                                                       -----------------------------------------------
                                                          1998              1999             2000
                                                       -----------       -----------       -----------

    Shares of common stock outstanding:
       Balance at beginning of year................    108,000,000       125,013,600       129,685,800
       New share offering..........................     15,000,000                 -                 -
       Exercise of stock purchase warrants.........      2,013,600         4,672,200         1,435,042
                                                       -----------       -----------       -----------

       Balance at end of year......................    125,013,600       129,685,800       131,120,842
                                                       ===========       ===========       ===========

       The accompanying notes are an integral part of these statements.

As approved at an ordinary meeting of shareholders on March 28, 1998, each share of the Company's (Yen)500 par value common stock was split into 10 shares of par value (Yen)50 common stock. Also approved, the authorized number of shares was increased from 7.2 million shares to 72 million shares.

       As approved at an ordinary meeting of shareholders on March 11, 1999, the authorized number of shares was increased from 72 million shares to 83 million shares.

       As approved at an ordinary meeting of shareholders on March 23, 2000, the authorized number of shares was increased from 83 million shares to 250 million shares.

       On August 19, 1999, the board of directors of the Company decided and declared a stock split in the ratio of three-for-one for which the record date was September 30, 1999. All share and per share data in the consolidated financial statements have been adjusted to give effect to the stock splits made on March 28, 1998 and September 30, 1999.

       Effective from August 18, 1998, the common stock of the Company was registered for trading in the Japanese Over-the-Counter Market. Upon registration, 15,000,000 shares were issued based on resolutions of the Board of Directors on July 28, 1998. As a result, the common stock account and the paid-in capital account of the Company increased by (Yen)4,038,078 thousand and
(Yen)6,175,578 thousand, respectively.

       Effective from August 17, 2000, the common stock of the Company was listed in the First Section on the Tokyo Stock Exchange and registration in the Japanese Over-the-Counter Market terminated at the same time.

       Upon exercise of stock warrants, 2,013,600 shares of common stock at an exercise price of (Yen)142.5 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by
(Yen)143,636 thousand and (Yen)146,170 thousand, respectively, in the year ended 1998.

       Upon exercise of stock warrants, 4,672,200 shares of common stock at an exercise price of (Yen)142.5 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by
(Yen)332,946 thousand and (Yen)338,346 thousand, respectively, in the year ended 1999.

       Upon exercise of stock warrants, 999,600 shares of common stock at an exercise price of (Yen)142.5 per share and 435,442 shares of common stock at an exercise price of (Yen)3,200 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by
(Yen)768,606 thousand ($6,684 thousand) and (Yen) 769,603 thousand ($ 6,692 thousand), respectively, in the year ended 2000.

       The accompanying notes are an integral part of these statements.

share data in the consolidated financial statements have been adjusted to give effect to the stock split made on March 31, 2001.

       Under the Japanese Commercial Code, at least 50% of the issue price of new shares, with a minimum of the par value of those shares, is required to be designated as common stock. The portion which is to be designated as common stock is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as common stock are credited to additional paid-in capital. The parent company may transfer portions of additional paid-in capital to common stock by resolution of the Board of Directors.

       Under the Japanese Commercial Code, the amount available for dividends is based on retained earnings as recorded in the books of the Company prepared in accordance with Japanese Commercial Code requirements. However, certain adjustments, not recorded in the Company's books, are reflected in the financial statements as described in Note 2.

       The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the legal reserve equals 25% of the stated capital. The amounts of statutory retained earnings of the parent company available for the payment of dividends to stockholders as of December 31, 1999 and 2000 were (Yen)2,866,888 thousand and (Yen)4,853,408 thousand ($42,204 thousand), respectively.

       According to the Articles of Incorporation of the Taiwan subsidiary, the annual net income should be used initially to cover any accumulated deficit; then, 10% of the remaining annual net income should be set aside as a legal reserve until it reaches 100% of the contributed capital. Under the law in Taiwan, the legal reserve can be exclusively used to cover accumulated deficits or, if the balance of the reserve exceeds 50% of the contributed capital, to increase capital (not to exceed 50% of the reserve balance) and shall not be used for any other purpose.

       When distributing retained earnings, the Taiwan subsidiary should distribute 0.5% of the total distribution as an employee bonus. The distribution of the retained earnings shall be made by a resolution passed by the Board of Directors and approved by the shareholders.

       The Japanese Commercial Code permits a Company to distribute profits by way of interim or year-end dividends under certain conditions. Year-end dividends of (Yen)208,337 thousand for the year ended December 31, 1998 were approved at a general stockholders' meeting held on March 11 1999. Such dividends are reflected in the accompanying consolidated financial statements for the year ended December 31,1999.

       Total accumulated other comprehensive income as of December 31, 1998, 1999 and 2000, which in each case was a net debit balance, was (Yen)43,924 thousand, (Yen)417,066 thousand and (Yen)337,893 thousand ($2,938 thousand), respectively.


19.    Financial instruments

       Other than marketable debt and equity securities, the Company's involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, notes and accounts receivable, short-term borrowings, notes and accounts payable and long-term debt. At December 31, 1999, the carrying amounts of the Company's financial assets and liabilities with

       The accompanying notes are an integral part of these statements.

market risk other than marketable debt and equity securities approximated to their fair values which were estimated based on the discounted amounts of future cash flows.

       The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries do not employ any derivative financial instruments, with the exception of ipTrend Incorporated (Tokyo Chuo-ku) which was acquired during the year ended December 31, 2000.

       ipTrend Incorporated (Tokyo Chuo-ku) has entered into an interest rate swap arrangement which matures in 2005 and a interest rate cap arrangement which matures in 2004 to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition, ipTrend Incorporated (Tokyo Chuo-ku) repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. At December 31, 2000, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and
(Yen)100,000 thousand, respectively. Those arrangements which did not qualify for hedge accounting were marked to market. At December 31, 2000, the aggregate carrying amount of the arrangements and the related fair market value were a debit balance of (Yen)2,275 thousand ($20 thousand) and a credit balance of
(Yen)6,751 thousand ($59 thousand), respectively. The unrealized loss from the arrangements was charged to income for the year then ended.


20.    Advertising costs

       Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses were (Yen)1,540,715 thousand,
(Yen)2,164,630 thousand and (Yen)2,004,749 thousand ($17,433 thousand) for the years ended December 31, 1998, 1999 and 2000, respectively.


21.    Leased assets

       Rental expenses under operating leases for the years ended December 31, 1998, 1999 and 2000 were (Yen)292,214 thousand, (Yen)422,727 thousand and
(Yen)644,343 thousand ($5,603 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2000 are as follows:

                                                                         Thousands of
       Year ending December 31:                     Millions of yen      U.S. dollars
                                                   -----------------    -------------
          2001..................................      (Yen)367,385         $ 3,195
          2002..................................           224,613           1,953
          2003..................................           304,319           2,646
          2004..................................           393,604           3,423
          2005..................................           409,186           3,558
          2006..................................            35,345             307
                                                   -----------------    -------------
       Total minimum future lease payments......    (Yen)1,734,452         $15,082
                                                   =================    ==============

       The accompanying notes are an integral part of these statements.

22.    Commitments and contingent liabilities

       There were no significant commitments outstanding at December 31, 2000.

       In May 1997, Trend Micro Incorporated (TMI), the parent company's U.S. subsidiary, sued Network Associates (formerly McAfee Associates, Inc.) in the U.S. Federal District Court for the Northern District of California alleging that their products infringe TMI's U.S. Patent No. 5,623,600 relating to a system and method for detecting computer viruses in a network environment, and sought injunctive relief and unspecified money damages. In June 1997, Network Associates denied infringement, alleging the Company's patent is invalid, and filed counterclaims against TMI alleging unfair competition, false advertising, trade libel and interference with prospective economic advantage. In April 2000, Network Associates filed a suit against TMI in the U.S. Federal District Court for the Northern District of Texas, alleging that TMI's anti-virus software packages, including the Trend Virus Control System, infringes a Network Associates patent which was issued on February 22, 2000.

       On May 31, 2000, the parties entered into a settlement agreement and cross-license agreement pursuant to which they agreed, among other things, to dismiss all outstanding litigation between each other and to cross-license certain rights in their respective patent portfolios. Based upon the agreements, Network Associates paid (Yen)1,326,750 thousand ($11,537 thousand) to the Company in consideration for its past patent license from the Company. The Company recorded a gain on settlement of the litigation of (Yen)1,019,734 thousand ($8,867 thousand), net of related fees for lawyers of (Yen)307,016 thousand ($2,670 thousand) in total, as "other income".

       At December 31, 2000, the Company and its subsidiaries had no material litigation or claims outstanding, nor was there any pending or threatened against them.


23.    Segment information

       The Company and its consolidated subsidiaries operate principally in two industry segments: the "Security software business" and the "Internet-related products/service business". The internet-related products and services are operated by ipTrend Incorporated (Tokyo Chuo-ku) which was acquired by the Company during the year ended December 31, 2000. However, industry segment information is not currently disclosed since more than 90% of sales, operating income and assets in all segments are from the "security software business". Sales and operating revenue to external customers in the "Internet-related products/service business" amounted to (Yen) 1,218,955 thousand ($ 10,600 thousand) for the year ended December 31, 2000.

       Net revenue, attributed to countries based on location of the Company and consolidated subsidiaries, and long-lived assets for the years ended December 31, 1998, 1999 and 2000 are as follows:

       The accompanying notes are an integral part of these statements.

         Geographic information -


                                                                                                 Thousands of
                                                            Thousands of yen                     U.S. dollars
                                          ---------------------------------------------------    ------------
                                                           Year ended December 31                 Year ended
                                          ---------------------------------------------------    December 31,
                                               1998              1999              2000              2000
                                          --------------    ---------------   ---------------    ------------
Net sales to external customers:
   Japan................................  (Yen)4,811,608    (Yen) 5,847,188   (Yen) 6,633,573      $ 57,683
   U.S.A................................       1,866,747          3,830,589         6,258,300        54,420
   Taiwan...............................       1,808,742          1,646,550         1,918,175        16,680
   Europe...............................         813,962          1,825,699         4,126,420        35,882
   Other................................         444,605            483,144         1,133,898         9,860
                                          --------------    ---------------   ---------------    ------------
        Total...........................  (Yen)9,745,664    (Yen)13,633,170   (Yen)20,070,366      $174,525
                                          ==============    ===============   ===============    ============

Long-lived assets:
   Japan................................  (Yen)  884,543    (Yen) 1,002,116   (Yen) 3,465,387      $ 30,134
   U.S.A................................         147,469            320,497           402,324         3,498
   Taiwan...............................         204,672            248,637           515,829         4,486
   Europe...............................          38,333             52,779           109,517           952
   Other................................          39,016             27,133            41,160           358
                                          --------------    ---------------   ---------------    ------------
        Total...........................  (Yen)1,314,033    (Yen) 1,651,162   (Yen) 4,534,217      $ 39,428
                                          ==============    ===============   ===============    ============

     Intercompany sales between geographic areas are made at arms-length prices. Long-lived assets are those assets used in the geographic segment.

         Long-lived assets are included in the consolidated balance sheets as follows:


                                                                                                 Thousands of
                                                            Thousands of yen                     U.S. dollars
                                          ---------------------------------------------------    ------------
                                                                                                  Year ended
                                                           Year ended December 31                December 31,
                                          ---------------------------------------------------
                                               1998              1999              2000              2000
                                          --------------    ---------------   ---------------    ------------
Investments and other assets:
   Goodwill and intangibles.............    (Yen)438,366       (Yen)440,252    (Yen)2,740,827       $23,833
   Other................................         380,253            461,125           570,742         4,963
 Property and equipment, less
   accumulated depreciation.............         495,414            749,785         1,222,648        10,632
                                          --------------    ---------------   ---------------    ------------

        Total...........................  (Yen)1,314,033     (Yen)1,651,162    (Yen)4,534,217       $39,428
                                          ==============    ===============   ===============    ============

         Significant customers

         SOFTBANK and its affiliates accounted for more than 10% of net sales to external customers for the years ended December 31, 1998, 1999 and 2000. Net sales to SOFTBANK and its affiliates for the years ended December 31, 1998, 1999 and 2000 were (Yen)2,386,654 thousand, (Yen)2,453,538 thousand and
(Yen)3,507,641 thousand ($30,501 thousand), respectively.

       The accompanyings notes are an integral part of these statements.

24.    Subsequent events

       Stock split

       On February 15 2001, the Board of Directors of the Company decided and declared a stock split in the ratio of two-for-one for which the record date was March 31, 2001. All prior share and per share amounts in these financial statements and accompanying notes have been restated to reflect this stock split.


       Issuance of unsecured bonds with detachable warrants

       As approved by the Company's Board of Directors on February 15, 2001 and May 16, 2001, the Company issued the following bonds with detachable warrants to the public based on the Company's 2001 incentive plan.

       1.  Approval by the board of directors........     February 15, 2001             May 7, 2001
       2.  Date of bond issuance.....................      March 19, 2001              June 4, 2001
       3.  Maturity date.............................      March 19, 2004              June 4, 2004
       4.  Amount of each bond.......................  (Yen)5,000,000 thousand   (Yen)1,500,000 thousand
                                                          ($43,478 thousand)        ($13,043 thousand)
       5.  Interest rate per annum...................           1.75%                       1.5%
       6.  Exercise price per each warrant...........        (Yen)5,675                   (Yen)5,760
       7.  Warrant exercise period...................    April 12, 2001 to             May 17, 2002 to
                                                          March 12, 2004                May 28, 2004
       8.  Number of shares represented
           by warrants...............................         881,057                      260,416

       Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries, excluding the subsidiary in the United States, as a part of their remuneration. These transactions were accounted for as issuance of debt to the public and as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of the warrants to the directors and employees was accounted for under APB 25. The exercise price per share for the warrants granted was determined as equivalent to the fair market value of the Company's shares at the time of the grants. Consequently, the grants of the option did not result in deferred compensation.


       Stock Options

       Based on the resolution at the shareholders' meeting on March 27, 2001, the Company introduced an incentive stock option plan which qualified under the Japanese Commercial Code and the Industrial Revitalization Special Measures Law. In accordance with the terms of this plan,

       The accompanyings notes are an integral part of these statements.

the Company granted options to purchase up to 713,500 shares of the Company's common stock to certain directors and employees of the Company and its subsidiaries on May 17, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009.

       The grants of options to the directors and employees were accounted for under APB 25. The exercise price per share for the options granted of (Yen)5,760 was determined as equivalent to the fair market value of the Company's share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

        The accompanying notes are an integral part of these statements.

                                                                     SCHEDULE II

                           TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                            Thousands of yen
                                       ------------------------------------------------------------------------------------------
                                                        Additions
                                         Balance at    charged to      Additions                                     Balance at
                                          beginning     costs and     charged to       Deductions        Other         end of
                                          of period     expenses       net sales        (Note 1)       (Note 2)        period
                                       -------------- -------------- --------------  --------------- -------------- -------------
Year ended December 31, 1998:
   Allowance for doubtful
     accounts and sales returns......   (Yen)204,745   (Yen)192,922     (Yen)22,227    (Yen)(52,657)  (Yen)(28,356)  (Yen)338,881
                                       ============= ==============  ==============   =============   ============   ============
Year ended December 31, 1999:
   Allowance for doubtful
     accounts and sales returns......   (Yen)338,881    (Yen)97,102    (Yen)145,099   (Yen)(151,716)  (Yen)(46,393)  (Yen)382,973
                                       ============= ==============  ==============   =============   ============   ============
Year ended December 31, 2000:
   Allowance for doubtful
     accounts and sales returns......   (Yen)382,973    (Yen)67,589    (Yen)232,414    (Yen)(57,174)   (Yen)20,764   (Yen)646,566
                                       ============= ==============  ==============   =============   ============   ============

Notes:   1.   Amounts written off.
         2.   Translation adjustment.

                                                                            Thousands of yen
                                           ----------------------------------------------------------------------------------
                                              Balance at
                                             beginning of                                                       Balance at
                                                period           Additions        Deductions       Other       end of period
                                           ----------------   --------------    -------------  -------------   --------------
Year ended December 31, 1998:
   Valuation allowance
      - Deferred tax assets............         (Yen)49,048     (Yen)188,819        (Yen)   -   (Yen)(25,816)    (Yen)212,051
                                           ================   ==============    =============   ============   ==============

Year ended December 31, 1999:
   Valuation allowance
      - Deferred tax assets............        (Yen)212,051       (Yen)    -    (Yen)(198,599)   (Yen)(2,987)     (Yen)10,465
                                           ================   ==============    =============   ============   ==============
Year ended December 31, 2000:
   Valuation allowance
      - Deferred tax assets............         (Yen)10,465     (Yen)116,630     (Yen)(10,465)    (Yen)    -     (Yen)116,630
                                           ================   ==============    =============   ============   ==============

       The accompanying notes are an integral part of these statements.

                               INDEX OF EXHIBITS

Exhibit
Number                                Description
-------                               -----------

 1.1       --  Articles of Incorporation of Trend Micro (English translation)

 1.2       --  Share Handling Regulations of Trend Micro (English translation)

 1.3       --  Regulations of the Board of Directors of Trend Micro (English
               translation)

 1.4       --  Regulations of the Board of Statutory Auditors of Trend Micro
               (English translation)

 2.1       --  Specimen Common Stock Certificates

 2.2**     --  Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of
               American Depositary Receipts, including the form of American
               Depositary Receipt.

 4.1*+     --  Basic Agreement on Continual Sale and Purchase of Goods dated
               October1, 1999, between Trend Micro Incorporated and SOFTBANK
               COMMERCE CORP., and related agreements

 4.2*      --  Agreements relating to Acquisition of Nippon Unisoft Corporation

 8.1*      --  Subsidiaries of Trend Micro

________________________
* Incorporated by reference to the corresponding exhibit to Trend Micro's Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) on May 22, 2000.
** Incorporated by reference to the corresponding exhibit to Trend Micro's amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
+    Confidential treatment granted for a portion of these documents.