Form 20-F
period 2001-12-31
TREND MICRO INC
filed 2002-07-01
CIK 1089463

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)

[_] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001

                                       or

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                               Name of Each Exchange on
             Title of Each Class                   Which Registered
             -------------------                   ----------------
                     None                                None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

     (1) Common Stock ("Shares")*

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

As of December 31, 2001, 132,043,182 shares of common stock were outstanding, comprised of 130,838,682 Shares and 1,204,500 American Depositary Shares (equivalent to 1,204,500 Shares based on the ratio of 1 shares of Common Stock for each American Depositary Share in effect as of the date of filing of this annual report).

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

               Item 17 [_]                     Item 18 [X]

          All information contained in this report is as of December 31, 2001 or for the year ended December 31, 2001 unless the context otherwise indicates. In tables appearing in this annual report, figures may not add up to totals due to rounding.

* Not for trading, but only in connection with the registration of American Depositary Shares, each of which represents one share of Common Stock.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. To the extent that statements in this annual report do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon management's current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Our actual actions or results may differ materially from those discussed in the forward-looking statements. We undertake no obligation to publicly update any forward-looking statement after the date of this annual report, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the Securities Exchange Act of 1934.

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

     . other risks discussed under "Risk Factors" and elsewhere in this annual report.


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

     . "U.S. GAAP" means generally accepted accounting principles in the United States.

     . "ADS" means an America Depositary Share, each representing 1 shares of Trend Micro's common stock, and "ADR" means an American Depositary Receipt evidencing ADSs.

     . "fiscal 2001" and "fiscal year 2001" refer to Trend Micro's fiscal year ended December 31, 2001, and other fiscal years are referred to in a corresponding manner.

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

         The consolidated income statement information for the fiscal years ended December 31, 1999, 2000 and 2001, and the consolidated balance sheet information as of December 31, 2000 and 2001, are derived from and should be read together with our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by PricewaterhouseCoopers, independent accountants, and are included elsewhere in this annual report.

         The consolidated income statement information for the fiscal years ended December 31, 1997 and 1998, and the consolidated balance sheet information as of December 31, 1997, 1998 and 1999 are derived from our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by PricewaterhouseCoopers, independent accountants, but are not included in this annual report.

                                                                              Year Ended December 31,
                                           -----------------------------------------------------------------------------------------
                                               1997            1998            1999            2000            2001          2001
                                           ------------    ------------    ------------    ------------    ------------   ----------
                                                      (in millions of yen and thousands of dollars, except per share data)

Sales ...................................  (Yen) 7,398     (Yen) 9,746     (Yen)13,633     (Yen)20,070     (Yen)31,326     $237,321
Cost of sales ...........................          734             560             481           1,474           1,899       14,387
   Gross profit .........................        6,664           9,186          13,152          18,596          29,427      222,934
Operating expenses:
   Selling. .............................        1,316           2,526           3,454           5,445           7,178       54,375
   Research and development .............          557             960             994           2,044           2,755       20,873
   General and administrative ...........        2,755           4,087           4,772           5,304           9,725       73,678
   Goodwill amortization ................            -               -             276               -               -            -
   Goodwill write-off ...................            -               -               -               -           2,253       17,072
     Total operating expenses ...........        4,628           7,573           9,220          13,069          21,911      165,998
Operating income ........................        2,036           1,613           3,932           5,527           7,516       56,936
Other income, net .......................           82              85              67           1,365             241        1,826
Income before income taxes,
   minority interest and equity in
   loss of affiliated companies .........        2,118           1,698           3,999           6,892           7,757       58,762
Income taxes ............................        1,267           1,295           1,849           3,123           3,241       24,554
Income before minority interest and
   equity in losses of affiliated
   companies ............................          851             403           2,150           3,769           4,516       34,208
Minority interest in income of a
   consolidated subsidiary ..............            -               -               -               7               -            -
Income from consolidated
   companies ............................          851             403           2,150           3,762           4,516       34,208
Equity in losses of
   affiliated companies .................            -               -               3              87             130          981
Net income ..............................  (Yen)   851     (Yen)   403     (Yen) 2,147     (Yen) 3,675     (Yen) 4,386      $33,227
                                           ===========     ===========     ===========     ===========     ===========
Net income per share (basic) ............  (Yen)  7.88     (Yen)  3.54     (Yen) 16.90     (Yen) 28.18     (Yen) 33.33      $  0.25
                                           ===========     ===========     ===========     ===========     ===========
Net income per share (diluted) ..........            -     (Yen)  3.46     (Yen) 16.42     (Yen) 27.53     (Yen) 33.02      $  0.25
                                           ===========     ===========     ===========     ===========     ===========
Weighted average common shares
   outstanding (basic) ..................  108,000,000     113,946,182     127,100,328     130,388,962     131,594,913
Weighted average common shares
   outstanding (diluted) ................            -     116,483,720     130,752,652     133,454,940     132,832,159

All prior share and per share amounts have been restated to reflect on one-into-two stock split effected on March 31, 2001.

                                                                              Year Ended December 31,
                                           -----------------------------------------------------------------------------------------
                                               1997            1998            1999            2000            2001          2001
                                           ------------    ------------    ------------    ------------    ------------   ----------
                                                      (in millions of yen and thousands of dollars, except per share data)
Consolidated Balance Sheet Information

    Cash and cash equivalents ...........  (Yen) 1,144     (Yen) 9,396     (Yen)15,649     (Yen)24,436     (Yen)40,783     $308,959
    Total assets. .......................        5,435          17,716          28,781          44,574          64,729      490,369
    Short-term borrowings ...............          151              72               -               -               -            -
    Current portion of long-term debt ...            -               -               -              57           3,000       22,727
    Long-term debt ......................            -               -           6,000           9,800          11,500       87,121
    Total liabilities ...................        3,190           4,143          11,471          20,230          33,963      257,293
    Shareholders' equity ................  (Yen) 2,245     (Yen)13,573     (Yen)17,310     (Yen)24,344     (Yen)30,766     $233,076

         Exchange Rates.

         In parts of this annual report, we have translated Japanese yen amounts into U.S. dollars solely for the convenience of readers. Unless otherwise indicated, the rate we used for the translation was (Yen) 132.00 per $1, which was the approximate rate on December 31, 2001. The following table shows the noon buying rates for Japanese yen expressed in Japanese yen per $1. On June 28 the noon buying rate announced by the Federal Reserve Bank of New York was
119.85 (Yen) per $1.

Year ended/ending December 31,                High         Low         Average    Period-end
------------------------------              --------     --------     ---------   ----------
1997 ......................................  131.08       111.42       121.06       130.45
1998 ......................................  147.14       113.08       130.99       113.08
1999 ......................................  124.45       101.53       113.73       102.16
2000 ......................................  114.62       101.70       107.80       114.80
2001 ......................................  131.47       114.26       122.18       131.04
2002 (through June 28, 2002) ..............  134.77       119.38       128.86       119.85

Calendar Year 2001

December ..................................  131.47       123.90       127.59       131.04

Calendar Year 2002

January ...................................  134.64       130.93       132.68       134.06
February ..................................  134.77       132.26       133.64       133.96
March .....................................  133.46       127.07       131.06       132.70
April .....................................  133.40       128.13       130.77       128.45
May .......................................  128.66       128.08       126.38       124.13
June (until June 28, 2002) ................  125.64       119.38       123.29       119.85

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

       Major vendors of operating system software and other software such as firewall or e-mail software or computer hardware may decide to enhance or bundle their products with their other products to include anti-virus functions. These companies may offer anti-virus protection as a standard feature in their products, at minimal or no additional cost to customers. This could render our products obsolete or unmarketable, particularly if anti-virus products offered by these vendors were comparable to our products. In addition, even if these vendors' anti-virus products offered fewer functions than our products, or were less effective in detecting and cleaning virus-infected files, customers could still choose them over our products due to lower cost.

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

DETERIORATION IN OUR RELATIONSHIP WITH SOFTBANK COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS.

         We depend on our relationship with SOFTBANK, which is our largest customer and has played an instrumental role in the development of our business in Japan. An adverse change in our relationship with SOFTBANK would result in decreased sales to SOFTBANK and could disrupt our relationships with distributors of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK totaled approximately (Yen)2.5 billion or 18.0% of our net sales in 1999, (Yen)3.5 billion or 17.5% of our net sales in 2000 and approximately (Yen) 7.4 billion ($55.7 million) or 23.5% of our net sales in 2001. In addition, SOFTBANK has close relationships with many systems integrators through which we sell our anti-virus software to corporate end users in Japan. Because of our dependence on SOFTBANK, the price of our shares and ADSs could fall as a result of adverse events affecting SOFTBANK, even if the events do not relate directly to us.

OUR PRODUCTS MAY BECOME OBSOLETE BECAUSE RAPID TECHNOLOGICAL CHANGE REGULARLY OCCURS IN THE ANTI-VIRUS SOFTWARE MARKET.

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

OUR HARDWARE-BASED PRODUCTS FACE MANUFACTURING AND INVENTORY RISKS.

         We rely on a small number of third parties to manufacture some of our hardware-based products, such as our Gatelock product. We expect our reliance on third-party manufacturers to become more important as the number of our hardware-based products increases. Reliance on third-party manufacturers involves a number of risks, including a lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes, on a cost-effective basis, in a timely manner, or at all, we will have to secure additional manufacturing capacity. The unexpected loss of any of our manufacturers could disrupt our business. Furthermore, our hardware-based products contain critical components supplied by a single or a limited number of third parties. Any significant shortage of components or the failure of the third-party supplier to maintain or enhance these products could lead to cancellation of customer orders or delays in the placement of orders.

WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE IN THE U.S. AND EUROPEAN MARKETS BECAUSE OUR COMPETITORS ARE MORE ESTABLISHED THAN WE ARE IN THESE MARKETS.

         We believe that our share of the anti-virus software market in the U.S. and Europe is small relative to the market shares of our principal competitors, despite the growth of our sales in these markets in 2000 and 2001. Because our competitors are already well-established in these key markets and have greater financial and other resources and market recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

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

               . adapt more quickly to new or emerging technologies or changes in customer requirements; or

               . more effectively and profitably market, sell and support their products.

WE MAY SUFFER A LOSS OF SALES AND MARKET SHARE IN OUR CORE JAPANESE MARKET IF OUR COMPETITORS ACHIEVE SUCCESS IN JAPAN.

         Our major competitors, Network Associates, Symantec Corporation and Computer Associates are active in the Japanese anti-virus software market and have allocated significant resources to achieve success in the Japanese anti-virus software market. Although these competitors currently have smaller shares of the Japanese market than Trend Micro, each has significantly greater financial, marketing and other resources as a whole than we do. Additionally, competition in our core Japanese market and in other Asian markets could intensify in the future if other competitors emerge. As a result of our competitors' efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors' success could materially harm our business, financial condition and results of operations.

OUR GROWTH MAY SUFFER IF WE ARE NOT SUCCESSFUL IN ESTABLISHING A NEW INTERNET SERVICE BUSINESS.

         One of our key strategies for long-term growth is to establish a line of business focused on delivering network management and security services over the internet for a fee. For example, we licensed our InterScan VirusWall technology to internet service providers in Japan which enables them to provide virus scanning service to their subscribers. We also entered into eDoctor agreements with systems integrators which we call Premium Security Partners to allow them to provide anti-virus outsourcing service to their customers. A Premium Security Partner provides services including administrating its customers' anti-virus products, monitoring virus infection and sending network-wide virus reports. At present, our internet service business is in its infancy and we generate only modest revenue from those services. We do not have significant experience in this business area, and if we do not successfully establish and expand this business, we may lose sales to our competitors who are able to effectively establish an internet-based service business model.

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

               . Diversion of our management's attention from other business concerns; and

               . Adverse effects on our results of operations from acquisition-related charges, amortization of goodwill and purchased technology and possible recognition of impairment charge.

         If we make such an acquisition using stock, our current shareholders' ownership interests will be diluted. Any of these factors could materially hurt our business, financial condition and results of operations.

         For example, in 2000, we acquired ipTrend to start a new business selling a Linux based remotely managed server appliance solution to small and medium sized companies. However, ipTrend performed poorly and was liquidated in December 2001. Due to the liquidation of ipTrend, (Yen) 2.3 billion ($17.1 million) was booked as goodwill write-off in 2001.

WE MUST ADAPT TO THE RAPIDLY CHANGING BUSINESS ENVIRONMENT BROUGHT ON BY THE WIDESPREAD USE OF THE INTERNET.

         We have been seeking to use the internet in many parts of our business, including in the sale, distribution and support of our products. There are still many uncertainties regarding many facets of the internet, including reliability, security, access, tax, government regulation and cost. We also run the risk of not adapting to the latest changes in the internet, which could harm our business operations. If growth of the internet, including broadband and wireless infrastructures, does not develop at the rapid pace we expect, our business, financial condition and operating results could be adversely affected.

IF HACKERS GAIN UNAUTHORIZED ACCESS TO OUR SYSTEMS, WE COULD SUFFER DISRUPTIONS IN OUR BUSINESS AND LONG-TERM DAMAGE TO OUR REPUTATION.

         As an anti-virus software company that delivers virus protection products over the internet, we may be more susceptible to problems caused by hackers than other software companies. For example, if hackers were able to cause us to transmit computer viruses or interrupt the delivery of our anti-virus software monitoring and security services over the internet, we could suffer substantial disruptions in our business and material damage to our reputation. This could result in a significant loss of our customers and other important business relationships. We could also incur costs for public relations efforts following attacks by hackers. Hacker activities could also force us to incur substantial costs to fix technical problems or result in hackers gaining access to our proprietary information.

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

WE RELY HEAVILY ON OUR MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY NOT REMAIN WITH US IN THE FUTURE.

         We rely, and will continue to rely, on a number of key technical and management employees, including our Chief Executive Officer, Steve Ming-Jang Chang. While we require our employees to sign employment agreements, our employees are generally not otherwise subject to noncompetition covenants. If any of our key employees leave, our business, results of operations and financial condition could suffer.

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

         Factors which could cause our quarterly financial results to fluctuate include:

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

WEAKNESS IN THE JAPANESE ECONOMY MAY HURT OUR BUSINESS PERFORMANCE BECAUSE JAPAN IS OUR LARGEST MARKET.

         While our sales in the U.S. and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales of our anti-virus software products in Japan accounted for approximately 43% of our net sales in 1999, approximately 33% in 2000 and approximately 39% in 2001. In the past three years, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during the last three years. Any further deterioration in the condition of the Japanese economy could significantly curtail the rate of growth in our net sales in Japan which, because of our dependence on the Japanese markets, could impact negatively on Trend Micro's net sales.

WE ARE MORE VULNERABLE THAN OUR COMPETITORS TO WEAKNESSES IN THE ECONOMIES OF ASIAN COUNTRIES BECAUSE WE MAKE A SIGNIFICANT PERCENTAGE OF OUR NET SALES IN ASIA.

         The economies of certain Asian countries are susceptible to sudden and unpredictable downturns. Among other things, a decline in value of Asian currencies, together with difficulties in obtaining credit, can significantly limited the purchasing power of our Asian customers. For example, net sales of our products in these countries was approximately (Yen)1.8 billion or approximately 13% of our net sales in 1999, approximately (Yen)2.1 billion or approximately 11% of our net sales in 2000 and approximately (Yen)2.3 billion or approximately 7 % of our net sales in 2001. When compared with our main competitors, we believe we make a greater portion of our total sales in these countries. An economic downturn in Asia could hinder our growth.

FOREIGN EXCHANGE FLUCTUATIONS COULD LOWER OUR RESULTS OF OPERATIONS BECAUSE WE EARN REVENUES DENOMINATED IN A NUMBER OF DIFFERENT CURRENCIES.

         Our reporting currency is the Japanese yen and the functional currency of each of our subsidiaries is the currency of the country in which the subsidiary is domiciled. However, a significant portion of our revenues and operating expenses is denominated in currencies other than the Japanese yen, primarily the U.S. dollar, EURO and the New Taiwan Dollar. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects on Trend Micro from currency fluctuations could become more significant if we are successful in increasing our sales in markets outside of Japan. We do not currently engage in currency hedging activities.

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

PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US IN THE FUTURE COULD HURT OUR BUSINESS.

         Our products are designed to protect customers' network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Furthermore we manufactures hardware devices which could give rise to a higher incidence of product liability claims than we have up until now experienced. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to these types of claims. However, in some jurisdictions these provisions may not be enforceable or statutory, public policy or other grounds. We currently do not carry product liability insurance covering claims arising in the U.S. While we have not been sued on product liability grounds to date, a successful product liability or related claim brought against us could harm our business.

OUR BUSINESS FACES THE RISK OF INTERRUPTION FROM POWER SHORTAGES, EARTHQUAKES AND OTHER HAZARDS.

         We face a number of potential business interruption risks that are beyond our control. The State of California experienced intermittent power shortages in 2000, sharp increases in the cost of energy and even interruptions of service to some business customers. If power shortages continue to be a problem our business may be materially adversely affected. Additionally, we may experience natural disasters that could interrupt our business.

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

BECAUSE OF THE INFLUENCE OF OUR PRINCIPAL SHAREHOLDERS, OUR OTHER SHAREHOLDERS MAY BE UNABLE TO INFLUENCE OUR BUSINESS.

         Our principal shareholders, including our executive officers and directors, beneficially owned approximately 48.6% of our outstanding shares as of May 31, 2002. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

OUR STOCK PRICE IS VOLATILE, AND INVESTORS BUYING THE SHARES OR ADSS MAY NOT BE ABLE TO RESELL THEM AT OR ABOVE THEIR PURCHASE PRICE.

         Our common shares are traded on the Tokyo Stock Exchange, which is the principal market for the shares. Recently, the U.S. and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of (Yen)1,670 and a high of (Yen)9,005. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $14.50 and a high of $159.38. The closing price on the Tokyo Stock Exchange for our stock on May 31, 2002 was (Yen)3,680, and the closing price on The Nasdaq National Market for our ADSs on May 31, 2002 was $29.35 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

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

THE RIGHTS OF SMALL SHAREHOLDERS ARE LIMITED UNDER THE JAPANESE UNIT SHARE
SYSTEM.

         Our Articles of Incorporation provide that 500 shares constitute one "unit." The Japanese Commercial Code restricts the rights of shares that do not constitute whole units. Holders of shares constituting less than one unit do not have the right to vote. Each ADS offered in the offering represents the right to receive one share. A holder who owns less than 500 ADSs will indirectly own less than a whole unit. Under the deposit agreement governing the rights of ADS holders, in order to withdraw any shares, an ADS holder must surrender ADRs evidencing 500 ADSs or a multiple of 500 ADSs. Each ADR will bear a legend to that effect. Under the unit share system, holders of less than a unit have the right to require us to purchase their shares. Holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit. They will therefore be unable, as a practical matter, to

             . exercise the right to require us to purchase the underlying shares, or

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

RIGHTS OF SHAREHOLDERS UNDER JAPANESE LAW MAY BE MORE LIMITED THAN UNDER THE LAW OF OTHER JURISDICTIONS.

         Our Articles of Incorporation, our Board of Directors' regulations and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and shareholders' rights may be different from those that would apply if we were a non-Japanese company. For example, under the Japanese Commercial Code, only holders of 3% or more of the issued and outstanding shares are entitled to examine our accounting books and records. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the law of other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

Item 4.  Information on the Company.

A.       History and Development of the Company.

         We were established in 1989 as a Taiwanese company. In August 1996, we became a Japanese company and were reorganized in a series of transactions by which we became the parent corporation of Trend Taiwan and international subsidiaries.

         We are a leader in network anti-virus and internet content security software and services. Our North American headquarters are in Cupertino, CA and we have business units worldwide. Our products are sold through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all our products, visit: http://www.trendmicro.com. Information contained on our website does not constitute part of this annual report.

         Our head office is located at Odakyu Southern Tower, 10F, 2-1, Yoyogi 2-Chome, Shibuya-ku, Tokyo 151-8583, Japan. Our telephone number is 81-3-5334-3600. Our agent for service of process in the United States is Mike Conner, President of Operations, North America and Senior Vice President, c/o Trend-Micro, Inc., 10101 N. DeAnza Blvd., Cupertino, California 95014.

         Trend Micro began commercial operations in May 1989, shortly after computer viruses were first detected, and we completed our initial public offering on the Japanese over-the-counter market in August 1998. We listed American Depositary Shares on The Nasdaq National Market in July 1999 in connection with a global offering of 12,750,000 shares in the form of shares and ADRs. In August 2000 we listed on the first section of Tokyo Stock Exchange.

B.       Business Overview.

Introduction

         We develop, market and support anti-virus software and management solutions for corporate computing systems and personal computers. Our products deliver virus protection at each access point within the corporate network where data files are exchanged. Our products operate across a range of computer operating system platforms, including Windows NT, Windows 2000, Windows 98, NetWare, Sun Solaris and several versions of UNIX. Corporate and government end users of our anti-virus software and management tools include Bank of America, Hewlett-Packard, Chase Manhattan Bank, Lucent Technologies, GTE, Coca-Cola, MCI WorldCom, ConAgra, Microsoft, Siemens, Bayer, Deutsche Bank, Nestle, Nissan, Avery Dennison, Dana Corporation, GE Access, Honeywell, Hughes Space and Aircraft, NCR, Texas Instruments, Thomson Multimedia Inc, the U.S. Department of Justice, the U.S. State Department, the European Parliament and the European Commission.

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

         Development of the Anti-Virus Software Market

         The anti-virus software market has grown significantly in the past few years and is expected to continue to grow in the future. International Data Corporation, an independent research organization, states that in 2000, worldwide revenue for anti-virus software reached $1.4 billion, representing a 25% growth over 1999 revenue, and estimates that this market will increase at a 15% compound annual growth rate and reach $2.8 billion by 2005. International Data Corporation estimates that worldwide revenue for the anti-virus software market will increase at a 17% compound annual growth rate from 1999 to 2004, reaching $2.7 billon.

         In 2001, the International Computer Security Association published a virus prevalence survey which gathered responses from 300 qualified respondents who worked for companies and government agencies with more than 500 PCs, two or more LANs, and at least two remote connections to the site. The group of 300 organizations had 1,182,634 virus encounters on 666,327 machines during the 20 months of the survey period from January 2000 through August 2001. This translates to 113 encounters per 1,000 machines per month over the entire survey period.

         Our products have evolved with the development of the anti-virus software market as a whole. Until recently, sales of anti-virus software products consisted primarily of sales of our desktop programs, such as PC-cillin/Virus Buster, which we introduced in Japan in 1991. To meet increased demand for network-based products as companies shifted from stand-alone desktop personal computers to client-server enterprise networks in the early 1990s, we introduced LANprotect, our first server application, in 1993. To address the increased risk of virus infection for enterprise networks resulting from widespread use of the internet, we introduced InterScan VirusWall in 1997 to provide real-time scanning at the internet gateway. The internet gateway is the network server where data enters the network from the internet. In 1998 we introduced Trend Virus Control System to enable network-wide anti-virus software monitoring, updating and management from a central management console. In 2001 we introduced GateLock, a broadband security appliance.

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

         The Trend Micro Enterprise Solution

         Trend Micro offers a suite of integrated anti-virus software and anti-virus management solutions designed to provide comprehensive, cost-effective protection at each level of the enterprise network -- from the internet gateway to the desktop personal computer. Our anti-virus solutions provide advanced protection against new viruses. The core of our anti-virus solutions is our proprietary pattern matching, rules-based and emulation detection technologies which can identify and remove most known viruses, including boot sector, polymorphic, macro and applet based viruses. Our VSAPI scanning engine, which incorporates our MacroTrap virus detection technology, rapidly detects known and some unknown macro viruses. VSAPI is the core of our anti-virus technology and is explained in greater detail below. In addition, we continuously collect data on new viruses and offer solutions which allow important virus events to be recorded in a comprehensive system log:

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

We believe that protection at the gateway level is of particular importance due to the increasingly widespread use of the internet. Our InterScan product, with its real-time scanning technology, provides virus protection at the network server where data enters the network from the internet. Furthermore, our Trend Virus Control System technology allows anti-virus deployment, updating and monitoring to be performed via the internet and across the enterprise network.

         We offer products, described more fully below, in the following categories:

              .    enterprise-wide management;

              .    internet gateway virus protection;

              .    server level virus protection;

              .    desktop level virus protection;

              .    internet-based service solutions; and

              .    integrated small business solutions.

         Enterprise-Wide Management

         The principal product in our enterprise-wide management line is called Trend Virus Control System. Trend Virus Control System is a management tool that allows the network administrator to monitor, update and manage anti-virus programs on the network from a single point, regardless of the programs' physical location or platform. Once installed on a Windows NT server, the Trend Virus Control System registers every anti-virus product detected on the network and delivers network-wide virus reports and alerts to the central management console. Using technology that can automatically update and reconfigure software from a remote location, the Trend Virus Control System installs, configures and automatically delivers virus pattern updates to our InterScan VirusWall, ScanMail, ServerProtect and OfficeScan Corporate Edition anti-virus products. The Trend Virus Control System enables network-wide updating and management of anti-virus software by a service partner, such as a systems integrator, through the internet. The Trend Virus Control System and eDoctor give our product suite an important competitive advantage in Japan, where enterprises tend to rely on remotely based systems integrators to provide continuing anti-virus support. The Trend Virus Control System supports both Microsoft Internet Explorer and Netscape/AOL Navigator browsers.

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

         ScanMail acts at the e-mail and groupware server level to combat computer viruses where they currently most often appear: in document files shared via e-mail and groupware, which is software that facilitates work among personal computer users at different remote locations. When it detects a virus, ScanMail sends a customizable alert message to the administrator, sender and recipient without delaying the original message. Infected files are cleaned automatically and sent on to the intended recipients. Using ScanMail's ActiveX program controls, the network administrator can send files containing unknown viruses to TrendLabs for analysis and disinfection. ScanMail products are available for Lotus Notes, Microsoft Exchange. HPOpenMail's ScanMail for Lotus Notes v2.0 and HouseCall, Trend Micro's free online virus scanning service were honored with certifications from ICSA for their ability to detect 100% of known `in the wild' viruses in August 2000. ScanMail for Microsoft Exchange was named as the "best buy" e-mail anti-virus solution in the January 2000 issue of SC Magazine.

         In 2001, Trend Micro began providing free PDA device resident virus protection on Palm, EPOC and Pocket PC operating systems to protect users from wireless.

         Server Level Virus Protection

         ServerProtect offers anti-virus protection at the file and application server level for organizations using Windows NT or Novell NetWare to manage their local area networks. ServerProtect for Network Appliance(TM) filers provides a comprehensive anti-virus solution for Network Appliance filers. Managed through an intuitive management console, the software provides centralized virus scanning, pattern updates, event reporting, and anti-virus configuration. Virus scanning takes place in separate scan servers running Windows 2000/NT. ServerProtect for EMC Celerra(TM) brings the power of Trend Micro's centralized virus protection to the Celerra line of server devices which connect and move data to enterprise-level data storage systems. ServerProtect scans and disinfects remote servers, sends infection notices, installs anti-virus programs on client personal computers and automatically generates a virus report log. ServerProtect allows administrators of local area networks to securely install and manage virus protection on multiple servers and domains from a single console, which can be remotely located.

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

         PC-cillin, which is marketed in Japan as Virus Buster, is our anti-virus product for the home personal computer and workstation. PC-cillin removes viruses without interrupting programs then running on the user's personal computer or workstation, when infections occur. PC-cillin includes an easy-to- use graphic user interface, and is available in Windows XP Home and Professional, Windows NT Workstation 4.0 SP6 or above, Windows Me, Windows 98 or 98 SE, Windows 95 OSR2, and Windows 2000, Professional SP1 or above.

         PC-cillin 2002 includes a Personal Firewall for secure internet computing. PC-cillin 2002 scans for viruses in new emails, including viruses that might, for example, hide in the "Personal Folders" within Microsoft Outlook that allow users to store emails locally on their computer. With adjustable security levels, a trusted site list, and port blocking capabilities, PC-cillin's Personal Firewall gives users the control to keep their computer safe from malicious programs and internet intruders. The Personal Firewall is ideal for computers using always-on broadband connections (DSL, cable modem) or for computers that are often online. But computers that only connect to the internet for short periods of time are still vulnerable to hacker attacks and need protection. PC-cillin 2002 includes Trend Micro's PC-cillin for Wireless to provide portable, easy-to-use anti-virus security for your Personal Digital Assistants, to protect important information they have on them, and to secure PCs during synchronization.

         Trend ChipAway Virus provides hardware-level protection to stop boot-sector viruses from infecting the computer during the period before the operating system and traditional anti-virus software load. This product works by encoding virus protection in the basic input/output system, read-only memory chips used to start the computer before its operating system software loads.

         Broadband Security Product

         DSL gateways, cable modems, and other "always-on" broadband connections provide immediate, high-speed access to the internet. However, along with their speed and convenience, broadband connections also bring new threats and increased danger to online security. Without adequate precautions, they leave an open channel to the PC that is plainly visible to anyone on the internet. Due to their "always-on" characteristic, viruses and hackers can easily access unprotected computers to damage or steal personal data. Code Red and Nimda, recent examples of hybrid threats which combine the functions of viruses and hacker tools, were able to spread so rapidly in part because they were aided by host computers infected through open broadband connections.

         GateLock is a broadband security appliance for home and small office and home office users. It combines a range of security solutions, including a hardware-based firewall and high-performance virus scanning, embedded in a single plug-and-play unit. GateLock aims to solve on-line security problems by creating a strong defense line at the point where the user's computer links up with the internet, stopping hackers and viruses before they enter the computer and reach the user's data. It scans and deals with email and attachments that might contain viruses, hides user IP addresses, and blocks unauthorized intrusions. It provides a record of all viruses and unauthorized entry attempts that it detects. Moreover, GateLock also functions as a DHCP server that allows multiple computers on a small network to share a single, secure broadband connection.

         Internet-Based Support Services

         The role of our Premium Security Partners is particularly important in Japan, where enterprise users typically look to systems integrators to manage their networks and to provide virus solutions. A Premium Security Partner is a systems integrator with whom we have entered into an agreement to provide the Premium Security Partner with a bundle of services, which we call our eDoctor services, which enable the Premium Security Partner to provide those services to its own customers. eDoctor, which was introduced in Japan in 1998, includes services such as administrating anti-virus products in customers' networks, monitoring virus infection and sending network-wide reports.

         TrendLabs is a web-based virus analysis service available generally to corporate end users to send virus-infected files via e-mail to one of our internationally located virus analysis centers for detection and cleaning. Files containing unusual or unknown viruses are automatically routed to our virus expert on duty.

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

         Technology

         We believe that our innovative anti-virus technologies are an important competitive advantage. Key technologies used in our products include the following:

         VSAPI is the core of our anti-virus technology and our newest scanning engine. VSAPI, which is incorporated in all of our anti-virus products, detects most known viruses, including boot-sector, polymorphic, macro and applet-based viruses as well as some unknown viruses. When a virus is detected, VSAPI alerts system users based upon instructions selected by a network administrator and either blocks the virus-infected file from being forwarded or cleans and quarantines it, with notice to the user, mail recipient and/or network administrator. VSAPI also incorporates the following scanning technologies and features:

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

         . A specific scanning module for detecting known malicious Java code;

         . our Script Trap technology, which scans for scripting viruses based on how viruses "behave" rather than the design of the virus code; and

         . our Trend System Cleaner, which is designed to completely clean computer systems of Trojans and the unwanted, lingering items they leave behind.

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

         Server Pipeline is our patented technology which enables scanning of data which have been transmitted through the internet, and also reviews of the content of e-mail files. The scanning and detection functions are performed at the server level, enabling viruses to be detected and eliminated before they spread to client personal computers via e-mail or file exchange. The InterScan technology forms the basis of our product suites for the enterprise, including the InterScan VirusWall, ServerProtect, Scan Mail and eManager products.

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

SALES AND MARKETING

         We sell our products primarily to corporate end users on a site license basis through systems integrators, distributors and value-added resellers, with the remaining portion consisting largely of retail package software sales through distributors. As a result, we are substantially dependent on these third parties. Our agreements with distributors are generally nonexclusive, do not have minimum purchase requirements and may be terminated by either party without cause. Our current marketing efforts are targeted primarily at large to mid-size corporations, and to a lesser extent, small businesses and individual end users. We work with systems integrators and value-added resellers, through which most of our sales are made, to increase the brand recognition and visibility of our products in the network security market. We also promote sales of our products as a suite so that corporate end users can benefit from comprehensive anti-virus protection throughout their enterprise networks. As part of these efforts, we also disseminate product and industry information through our website. In addition, we advertise in trade publications and exhibit our products at trade shows worldwide, including World PC Expo, Windows World Expo Japan in Japan, Comdex, InfoSec, ISPCON, and the RSA Conference in the United States, CeBit in Germany and the Network and Windows NT shows in Britain.

         Some of our customers seek to get their anti-virus products from service providers and not directly from anti-virus solution vendors, such as Trend Micro. To meet this challenge, we are also making efforts to enter into agreements with service providers so that they offer our products to their customers, as discussed in "---- Service Provider and Other Relationships".

         Trend Micro has a global network of partnerships and strategic alliances with some of the most respected names in the IT industry including:
Check Point, Cisco Systems, Compaq, Hewlett Packard, ISS, Lotus, Lucent Technologies, GE Access and Network Appliance.

         Japan

         Overview. We sell our products in Japan to both corporate and individual end users primarily through systems integrators and distributors, and conduct a limited amount of direct sales to end users, including online sales through a reseller's website. Historically, most of our revenues have been derived from sales in Japan. We expect that sales in Japan will continue to represent a significant percentage of our revenues in the future.

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

         Historically, a significant percentage of our net sales have been sales to SOFTBANK. For example, sales to SOFTBANK totaled approximately (Yen) 2.5 billion or 18.0% of net sales in 1999, (Yen) 3.5 billion or 17.5% of net sales in 2000 and (Yen) 7.4 billion ($55.7 million) or 23.5% of net sales in 2001. The majority of sales to SOFTBANK in 1999, 2000 and 2001 consisted of SOFTBANK's sales of our products to systems integrators.

         Service Provider and Other Relationships. We contracted with Nifty, NTT-Communications, Internet Initiative Japan, Cable & Wireless IDC and NTT-ME, to license InterScan VirusWall technology to them which enables them to provide virus scanning service to their subscribers. We entered into eDoctor agreements with SECOM Trust net, Hitachi, Fujituu Business Systems, Otsuka Shokai which allow them to provide anti-virus outsourcing service to their customers.

         United States

         Overview. Our U.S. sales strategy has evolved with the development of the anti-virus software market as a whole, moving from a focus on packaged software sales for the personal computer to our current focus on corporate protection. Initially, we distributed and sold mainly packaged anti-virus software for the personal computer in the U.S. through a republisher. As a market has developed for selling products to corporate customers with multiple users, we have shifted our strategy to building relationships with value-added resellers and distributors who sell to corporate customers, and to cooperating with major hardware and software manufacturers. Our current focus in the U.S. is developing these strategic partnerships in the server, security, groupware and router areas to take advantage of our product strengths and partners' marketing channels and, in the process, to increase brand awareness of our products.

         Strategic Partnerships. We have entered into agreements with Check Point, Compaq, Hewlett-Packard, IBM/Lotus, NetIQ Microsoft, Cisco, Netscreen, EMC, Network Appliance, Citrix, Stonesoft, NetIQ, Rainfinity, Sun Microsystems and SendMail. These agreements permit cooperative marketing activities such as vendors' referral of customers to our products and reference to our products in their product literature and websites. Our agreements with these vendors also typically provide for co-development and licensing arrangements so that our and the vendors' products operate smoothly when used together.

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

         Other Distribution Channels. We are also pursuing sales growth through other distribution channels including alliances with internet service providers and other providers of internet-related services. Under an agreement with Infonet Services Corporation, a global internet service provider, we receive a percentage royalty based on sales of our e-mail and internet traffic virus protection scanning services to Infonet customers. We have similar agreements with USi, Syntegra, USA.net, and other global Service Providers. We have agreements with various hardware manufacturers to include our software with their products. For example Ositis Software includes our scan engine in their AVStripper appliance, and Sony includes PC-cillin on their laptops. In addition, InterScan VirusWall has been added to the virus scanning services offered by Pilot Network Services, a provider of secure internet services to corporations. We also distribute our Virus Buster product under the name "PC-cillin" directly to end users who download it from our website.

         Europe, the Middle East and Africa

         Overview. Trend Micro is represented throughout Europe, the Middle East and Africa the region with offices in Germany, France, Italy, Spain, UK, Norway, Sweden, Holland and Dubai. Our European Support Center, which is located in Munich, Germany, offers real-time technical support and anti-virus expertise to Trend Micro's channel partners throughout the whole of Europe.

         Distributors. The majority of our European revenues are from sales of site licenses to corporate users. Our principal systems integrators and distributors in Europe are C2000, MME and Peapod Distribution. Principal distributors for Europe, Middle East and Africa region include: France; Logix
( France) Allasso (France) Risc (France) ComputerLinks (France) Cris Reseaux (France) IDE PRO (France) InfoManage (Suisse), Germany; Entrada, Infinigate, ICON Bristol, ComputerLinks (TechData Midrange, starting end of Q2), Italy ; ITWAY, Esprinet, JSoft/Opengate, Computer Gross, Nordic Region; Network Consult A/S (Denmark), Next AB (Sweden), Itegra AB (Sweden), Scribona AS (Norway), Itegra (Norway), Securesoft Oy (Finland), Spain, ADD Distribuciones Informaticas, AFINA Sistemas, Allasso, GTI, Netmaster (Portugal), UK; e92+, Peapod, Sphinx cst, Unipalm.

         World Online. In May, 2000 Trend Micro entered into an agreement with World Online International, one of the leading internet communications companies. Under our agreement, we provide World Online with the software to enable it to deliver web-based anti-virus scanning services to its customers. World Online is headquartered in the Netherlands. As of March 31st, 2000, World Online had 2.2 million active subscribers. World Online provides internet access and a wide spectrum of internet content and has operations in 15 countries.
Its principal shareholders include the Swiss-based Sandoz Family Foundation, Intel and Reggeborgh Beheer. World Online has strategic alliances with companies such as Shell, Bouygues, Microsoft, Sun, Bertelsmann, Reuters, Oracle and Vodacom (South African affiliate of Vodafone).

         Other Parts of the World

         Outside of Japan and the United States, we sell our products mostly to corporate and individual end users worldwide, mostly through distributors, resellers and value-added resellers, with some direct sales to corporate end users and retail customers. A majority of these sales in Asia, Australia and South America were to corporate end users through systems integrators and distributors.

         Trend Micro is a leading enabler of managed virus protection services to the global carrier and service provider marketplace. Based on the features inherent to Trend Micro's products, and the global support service capacity, global carries and service providers of nearly every prevalent service model and industry categorization model, worldwide, have chosen Trend Micro as their solution provider partner.

         Potential customers accessing our website who wish to purchase products are referred to a list of resellers, based on the country where the customer is located. We are continuing to recruit other network security-oriented systems integrators and value-added resellers in Europe and Asia to target a broader range of prospective corporate customers. Our partnerships with global major hardware and software vendors also enhance our marketing efforts in Europe and Asia as well as in the United States.

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

LEGAL PROCEEDINGS

         We are involved in normal claims and other legal proceedings in the ordinary course of business, and are not involved in any litigation or other legal proceedings which, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.

C.       Organizational Structure.

         We are not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government. The following table lists Trend Micro's consolidated subsidiaries as of May 31, 2002, each of which is significant except the final three.

                                                                  EQUITY HELD BY
                                            COUNTRY OF             TREND-MICRO
           NAME                           INCORPORATION       DIRECTLY OR INDIRECTLY
Trend Micro Incorporated                      Taiwan                  99%
Trend Micro Inc.                              USA                    100%
Trend Korea Inc.                              Korea                   99%
Trend Micro Italy S.r.l.                      Italy                  100%
Trend Micro Deutschland Gmbh                  Germany                100%
Trend Micro Australia Pty. Ltd.               Australia              100%
Trend Micro do Brasil Ltda.                   Brazil                  99%
Trend Micro France                            France                  99%
Trend Micro Hong Kong Limited                 Hong Kong               99%
Trend Micro (UK) Limited                      UK                     100%
Trend Micro Latinoamerica S.A.de C.V.         Mexico                 100%
Trend Micro (Shanghai) Inc.                   China                  100%
Trend Micro (NZ) Limited                      NZ                     100%
ipTrend Incorporated*                         Taiwan                  99%
Trend Micro Incorporated Sdn.Bhd*             Malaysia                99%

_______________
* Currently in the process of being liquidated.

D.       Property, Plants and Equipment.

         Our headquarters are located in Tokyo, Japan, where we lease an aggregate of 4,002 square meters of office space in two buildings under lease contracts which expire in April 2003 and in April 2004 respectively. We also lease an aggregate of approximately 487 square meters of office space in Osaka, Fukuoka and Nagoya.

         We lease approximately 37,490 square feet of office space in Cupertino, California under a lease which expires in January 2006. We lease office space for our regional sales, research and development and sales office in Taiwan and for our customer service center in the Philippines. We also lease small sales offices in Korea, China, Hong Kong, Malaysia, Australia, Germany, Italy, France, the United Kingdom, Norway, Sweden, Spain, Holland, Dubai, Singapore, India, Mexico, Brazil and Argentina.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results.

         You should read the following discussion together with the financial statements and notes included in this annual report. Additionally, the following discussion includes forward-looking statements about our business and future performance. You should read these forward-looking statements together with the description of the uncertainties and risks associated with these statements contained under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in this annual report.

OVERVIEW

         Trend Micro develops, markets and supports anti-virus software and management solutions for corporate computer systems and desktop personal computers. Our net sales consist primarily of license and post-contract customer support fees, as well as limited sales of our products to other companies for inclusion in their products. Site license fees for corporate end users consist of a fee for the license itself and fees for post-contract customer support delivered over the initial license term. Maintenance and support generally include virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service centers. Upon expiration of the initial term, corporate end users can renew the post-contract customer support annually by paying a fee generally equal to one-half of the initial license fee in Japan and 20%-50% of the initial license fee in the United States and elsewhere, depending on the country. For retail purchasers of PC-cillin/ Virus Buster, the license fee includes post-contract customer support for the initial one-year term only. In order to receive post-contract customer support services after the initial term, these retail purchasers must pay a percentage, generally less than one-half, of the original license fee.

         We generally recognize revenues from product licenses when:

         .    persuasive evidence of an arrangement exists;

         .    the product has been shipped or electronically delivered;

         .    the fee is fixed and determinable; and

         . collection of the resulting account receivable is reasonably assured.

         In general, we record sales revenues attributable to maintenance and support as deferred revenue and recognize such revenues ratably over the license term. The percentage of the license fee which is deferred varies depending on the location of the Trend Micro entity making the sale, as well as the product sold. The weighted average percentage of license fees which were deferred was approximately 30% in 2000 and 2001.

         Our net sales grew 56% from approximately (Yen)20.1 billion in 2000 to approximately (Yen) 31.3 billion ($237.3 million) in 2001. Our net sales consist primarily of sales by our operating entities in Japan, the United States, Taiwan and Europe. Japan, the U.S., Taiwan and Europe accounted for approximately 39%, 27%, 6% and 22%, respectively, of our net sales in 2001, and approximately 33%, 31%, 10% and 21%, respectively, in 2000.

         Net sales in Japan totaled approximately (Yen)6.6 billion and (Yen)12.1 billion ($91.8 million) in 2000 and 2001, respectively, representing approximately 33% and 39% of our total net sales in these periods. The increase in the percentage of our total net sales represented by our net sales in Japan was primarily due to the fact that our net sales in Japan grew approximately 83% compared to 2000. In absolute terms, net sales in Japan grew from 2000 to 2001, primarily due to the introduction of a new version of our PC client products to corporate and consumer users. Net sales in Japan grew approximately 13% from 1999 to 2000.

         Our U.S. net sales grew from approximately (Yen)6.3 billion in 2000 to approximately (Yen)8.6 billion ($65.0 million) in 2001, an increase of approximately 37%. Net sales in the United States grew approximately 63% from approximately (Yen)3.8 billion in 1999 to approximately (Yen)6.3 billion in 2000. These annual increases in our U.S. net sales resulted largely from higher sales of internet-based products. Also, annual increase in our net sales resulted from higher sales of our new version of PC client products in 2001.

         Our Taiwan net sales decreased from approximately (Yen)1,918 million in 2000 to approximately (Yen)1,896 million ($14.4 million) in 2001, a decrease of approximately 1%. Net sales increased from approximately (Yen)1,647 million in 1999 to approximately (Yen)1,918 million in 2000. As the continuing recession in Asia adversely affected our net sales in Japan and other parts of Asia during 1999, 2000 and 2001, net sales in 2000 increased slightly compared with 1999 and net sales in 2001 decreased compared with 2000.

         Net sales in Europe grew approximately 66% from approximately (Yen)4.1 billion in 2000 to (Yen)6.9 billion ($52.0 million) in 2001. Net sales in Europe grew approximately 126% from approximately (Yen)1.8 billion in 1999 to (Yen)4.1 billion in 2000. We achieved a high rate of growth in sales from 1999 to 2000 and from 2000 to 2001 as we gained greater name recognition in the European market and as a result of heightened use of anti-virus products by European corporate customers.

         Net sales outside of Japan, the United States, Taiwan and Europe increased approximately 135% from approximately (Yen)483 million in 1999 to approximately (Yen)1.1 billion in 2000, and from 2000 to 2001 increased approximately 66% from approximately (Yen)1.1 billion to approximately (Yen)1.9 billion ($14.1 million). Due to the establishment of our Mexican subsidiary in 2000, net sales in 2000 greatly increased compared with 1999. We gained greater name recognition in the Latin American market because of our Mexican subsidiary and as a result of heightened use of anti-virus products by Latin America corporate customers in these periods.

         We made rebate payments to SOFTBANK of approximately (Yen)97.8 million in 1999, approximately (Yen)71.5 million in 2000 and approximately (Yen)221.9 million ($1.7 million) in 2001. The rebate amounts were based on SOFTBANK's achievement of sales targets agreed upon between SOFTBANK and us. We record rebate payments as deductions of sales revenue on an accrual basis.

         Our consolidated financial statements are denominated in Japanese yen. All asset and liability accounts of our foreign subsidiaries are translated into Japanese yen at the year-end rates of exchange. We translate all income and expense accounts at rates of exchange that approximate those prevailing at the time of the transactions and accumulate the resulting adjustments as a separate component of shareholders' equity. We translate foreign currency-denominated receivables and payables into Japanese yen at year-end rates of exchange and recognize or expense the resulting translation gains or losses on a current basis. Fluctuations in the exchange rate between the Japanese yen and other currencies, principally the U.S. dollar, Euro and the New Taiwan Dollar, will affect the translation of the financial results of our foreign subsidiaries into Japanese yen for purposes of our consolidated financial results, and will also affect the Japanese yen value of any amounts we receive from our subsidiaries. In the past we have recorded a majority of our expenses, and recognized a substantial majority of our net sales, in Japanese yen.

         In April and June 1998, July 1999, June 2000, and March, June and November, 2001, we granted warrants to attract and retain key employees. Also, in July 1999, options were granted under the U.S. program of our 1999 incentive plan, and in March 2001, options were granted under an incentive stock option plan which qualified under the Japanese Commercial Code and the Industrial Revitalization Special Measures Law. The warrants granted in 1998 generally commenced vesting on the first anniversary of the grantee's employment. The warrants granted in 1999 generally commenced vesting six months after the grant date, and the stock options granted in 1999 generally commenced vesting one year after the grant date. The warrants granted in 2000 generally commenced vesting one year after the grant date. The warrants granted in 2001 and the stock option granted in 2001 will generally commence vesting one year after the grant date. Using methodology under Accounting Principles Board Opinion No. 25, we have recorded a non-cash compensation expense of approximately (Yen)379.8 million for the year ended December 31, 1999 and approximately (Yen)101.5 million for the year ended December 31, 2000 with respect to the 1998 warrants. This expense accounts for the difference between the exercise prices of the 1998 warrants and the deemed fair market value as of the warrants' grant date of the shares issuable upon exercise of the warrants. The 1998 warrants are expected to continue to vest through December 31, 2001. Had such non-cash compensation expense for our warrants and stock options in 1998, 1999, 2000 and 2001 been determined based on the fair value of such warrants at the grant dates, as prescribed by Statement of Financial Accounting Standards No. 123, our pro forma net income would have been approximately (Yen)1.7 billion in 1999, approximately
(Yen)2.8 billion in 2000 and approximately (Yen)3.7 billion ($27.9 million) in 2001 and net income per share would have been (Yen)13.36, or (Yen)12.99 on a fully diluted basis, in 1999, (Yen)21.70, or (Yen)21.20 on a fully diluted basis, in 2000 and (Yen)28.03 ($0.21) or (Yen)27.77 ($0.21) on a fully diluted basis, in 2001. Those figures are significantly different than those determined under Accounting Principles Board Opinion No.25. Those differences result mainly from the current price of the shares and their expected volatility. The impact of the pro forma value of the warrants computed under Statement of Financial Accounting Standards No. 123 has not affected our reported earnings or cash flows. The impact has been measured for disclosure purposes only and is entirely non-cash in nature. See note 15 to the financial statements.

         We issued (Yen)6 billion worth of unsecured bonds due July 2002 with detachable warrants in connection with our 1999 incentive plan in July 1999. The bonds bear interest at the annual rate of 2.5%. (Yen)1.3 billion and (Yen)0.9 billion ($6.8 million) which were composed of (Yen)6 billion worth of unsecured bonds issued in 1999 was redeemed in 2000 and in 2001, respectively. Also
(Yen)0.8 billion ($6.1 million) which was composed of (Yen)6 billion worth of unsecured bonds issued in 1999 was repurchased in 2001. We issued (Yen)5 billion worth of unsecured bonds due June 2003 with detachable warrants in connection with our 2000 incentive plan in June 2000. The bonds bear interest at the annual rate of 2.1%. We issued (Yen)5 billion ($37.9 million) worth of unsecured bonds due March 2004 with detachable warrants in connection with our 2001 incentive plan in March 2001. The bonds bear interest at the annual rate of 1.75%. We issued (Yen)1.5 billion ($11.4 million) worth of unsecured bonds due June 2004 with detachable warrants in connection with our 2001 incentive plan in June 2001. The bonds bear interest at the annual rate of 1.5%. We issued (Yen)6 billion ($45.5 million) worth of unsecured bonds due November 2004 with detachable warrants in connection with our 2001 incentive plan in November 2001. The bonds bear interest at the annual rate of 1.75%. (Yen)6 billion ($45.5 million) which was composed of (Yen)6 billion worth of unsecured bonds issued in November, 2001 was repurchased in December, 2001. We have invested the proceeds of the bonds in cash and other short-term investments. Since these investments are likely to yield less interest income than the interest expense on the bonds, we will incur a net interest expense with respect to the bonds.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2000 AND 2001

RESULTS OF OPERATIONS

         The following table sets forth the results of operations for Trend Micro in absolute terms and as a percentage of net sales. Our historical operating results are not necessarily indicative of the results for any future period.

                                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------------------------
                                                        2000            2000            2001             2001        2001
                                                  ----------------    -------    -----------------     -------     --------
                                                                      (in thousands, except percentages)
Net sales ....................................   (Yen) 20,070,366      100.0%    (Yen) 31,326,321       100.0%     $237,321
Cost of sales ................................          1,474,689        7.3            1,898,971         6.1        14,387
                                                  ----------------    -------    -----------------     -------     --------
    Gross profit .............................         18,595,677       92.7           29,427,350        93.9       222,934
                                                  ----------------    -------    -----------------     -------     --------
Operating expenses:
    Selling ..................................          5,445,167       27.2            7,177,519        22.9        54,375
    Research and development .................          2,043,480       10.2            2,755,200         8.8        20,873
    General and administrative ...............          5,303,661       26.4            9,725,458        31.0        73,678
    Goodwill amortization ....................            276,286        1.4                    -           -             -
    Goodwill write-off .......................                  -          -            2,253,559         7.2        17,072
                                                  ----------------    -------    -----------------     -------     --------
        Total operating expenses .............         13,068,594       65.2           21,911,736        69.9       165,998
                                                  ----------------    -------    -----------------     -------     --------

Operating income .............................          5,527,083       27.5            7,515,614        24.0        56,936

Other income (expense):
    Interest income ..........................            241,133        1.2              393,254         1.3         2,979
    Interest expense .........................           (220,960)      (1.1)            (296,625)       (1.0)       (2,247)
    Gain on sales of marketable securities ...            119,650        0.6               19,975         0.1           151
    Foreign exchange gain (loss), net ........            283,305        1.4              585,671         1.9         4,437
    Other income (expense), net ..............            941,500        4.7             (461,312)       (1.5)       (3,494)
                                                  ----------------    -------    -----------------     -------     --------
        Total other income ...................          1,364,628        6.8              240,963         0.8         1,826

Income before income taxes, minority
   interest And equity in loss of affiliated
   companies .................................          6,891,711       34.3            7,756,577        24.8        58,762

Income taxes:
    Current ..................................          4,701,426       23.4            4,214,459        13.5        31,928
    Deferred .................................         (1,578,889)      (7.9)            (973,338)       (3.1)       (7,374)
                                                  ----------------    -------    -----------------     -------     --------
                                                        3,122,537       15.5            3,241,121        10.4        24,554
                                                  ----------------    -------    -----------------     -------     --------
Income before minority interest and
   equity in losses of affiliated
   companies .................................          3,769,174       18.8            4,515,456        14.4        34,208
                                                  ----------------    -------    -----------------     -------     --------
Minority interest in income of a
   consolidated subsidiary ...................              6,845        0.1                    -           -             -
                                                  ----------------    -------    -----------------     -------     --------
Income from consolidated companies ...........          3,762,329       18.7            4,515,456        14.4        34,208
Equity in losses of affiliated companies .....             87,672        0.4              129,544         0.4           981
                                                  ----------------    -------    -----------------     -------     --------
Net income ...................................     (Yen)3,674,657       18.3%      (Yen)4,385,912        14.0%     $ 33,227
                                                  ----------------    -------    -----------------     -------     --------

         NET SALES

         Net sales increased 56.1% from (Yen)20.1 billion in 2000 to (Yen)31.3 billion ($237.3 million) in 2001. The increase was due to increased sales of internet-based products such as InterScan VirusWall and ScanMail, which grew from approximately (Yen)7.8 billion or 39% of our net sales in 2000 to approximately (Yen)10.1 billion ($76.3 million) or 32% of our net sales in 2001. Net sales of server-based products, primarily ServerProtect, increased from approximately (Yen)2.5 billion or 13% of our net sales in 2000 to approximately
(Yen) 3.4 billion ($25.8 million) or 11% of our net sales in 2001, reflecting higher corporate demand for internet-based products.

         Net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, increased from approximately
(Yen)4.0 billion of net sales in 2000 to approximately (Yen)11.3 billion ($85.5 million) of net sales in 2001. Net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, increased from approximately 20% of net sales in 2000 to approximately 36% of net sales in 2001. Within the personal computer product category, retail package sales of personal computer software increased from approximately (Yen)0.9 billion in 2000 to approximately (Yen)5.5 billion ($41.6 million) in 2001, due primarily to increased sales of our products in our Japanese market. We released Virus Buster 2002 in November 2001. Site license sales of personal computer software to corporate end users increased from approximately (Yen) 3.1 billion in 2000 to approximately (Yen) 5.8 billion ($43.9 million) in 2001.

         Our net sales include a limited amount of sales of our products to other companies for inclusion in their products. Sales of these products was approximately (Yen) 0.4 billion in 2000 and a percentage of net sales was 2% in 2000. From 2001, these sales are allocated to internet-based products, server-based products and anti-virus software for personal computers. Our net sales also include revenues from post-contract customer support fees and royalties. Sales, other than product sales, increased from approximately (Yen)
4.0 billion in 2000 to approximately (Yen) 5.4 billion ($41.1 million) in 2001. The increase was due primarily to increased renewals of post-contract customer support by corporate customers. In terms of a percentage of net sales, sales, other than product sales, decreased from approximately 20% in 2000 to approximately 17% in 2001. Net sales of products developed by ipTrend, which totaled approximately (Yen) 1.4 billion and (Yen) 1.1 billion ($8.6 million) or 6% and 4% of net sales in each of 2000 and 2001, respectively.

COST OF SALES

         Cost of sales consists primarily of outbound shipping and handling costs, costs of manuals and packaging, amortization of software development expense, costs of job order production except software which is associated with ipTrend. Cost of sales increased 28.8 % from approximately (Yen) 1,474.7 million in 2000 to approximately (Yen) 1,899.0 million ($14.4 million) in 2001. The increase was primarily due to the increase in retail package sales for personal computer software.

OPERATING EXPENSES

         Operating expenses increased 67.7% from approximately (Yen) 13.1 billion in 2000 to approximately (Yen) 21.9 billion ($166.0 million) in 2001.

SELLING EXPENSES

         Selling expenses consist primarily of advertising and selling commissions. Selling expenses were approximately (Yen) 5.4 billion in 2000 and approximately (Yen) 7.2 billion ($54.4 million) in 2001, an increase of 31.8%. The increase was primarily due to increased personnel expenses resulting from an increase in the number of employees from 404 in 2000 to 455 in 2001.

RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses consist primarily of payroll and related expenses for software engineers who develop and update our anti-virus software products. Research and development expenses increased 34.8% from approximately (Yen) 2,043.5 million in 2000 to approximately (Yen) 2,755.2 million ($20.9 million) in 2001. Research and development personnel increased from 365 at December 31, 2000 to 490 at December 31, 2001. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred. In our software development process, technological feasibility is established upon completion of all significant testing for the original English language version of the product. We produce local language versions of our anti-virus software, such as Japanese and Chinese, from the English language version by adding local language functions. Localization costs, which include direct labor and overhead costs, are capitalized and amortized over the estimated life of the product in accordance with Statement of Financial Accounting Standards No. 86. We believe that we will need to continue to incur costs to update current products and develop new products to remain competitive. Accordingly, we expect our research and development expenses to increase moderately in absolute terms in future periods.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses consist primarily of payroll and related expenses, customer service, accounting and administration and other general corporate expenses. General and administrative expenses increased 83% from approximately (Yen) 5.3 billion in 2000 to approximately (Yen) 9.7 billion ($73.6 million) in 2001, representing approximately 26% and 31% of net sales for these years. An increase in general and administrative expenses was primarily due to increased payroll costs for newly hired employees as well as a salary increase for existing employees. Employees engaged in activities other than research and development increased from 398 at December 31, 2000 to 477 at December 31, 2001. We expect general and administrative costs to increase in absolute terms in future periods as we expand our operations.

GOODWILL AMORTIZATION AND GOODWILL WRITE-OFF

         In February 2000, we acquired a controlling interest in ipTrend Incorporated for the purpose of making inroads into UNIX-based operating systems, and Internet platform technology, especially in Linux systems. ipTrend effectively became a wholly-owned subsidiary upon acquisition of the remaining minority interest in November 2000. The total purchase price was (Yen)2.8 billion and (Yen)2.5 billion was allocated to goodwill. However, based on a revaluation of our strategy for ipTrend's business and ipTrend's performance, in July 2001, we decided to curtail ipTrend's business, and ipTrend was liquidated in December 2001 after transferring Trend Micro main business to IPSQUARE, an unrelated third party, and its Security Appliance Server business to it in August 2001. The assets of (Yen) 40 million ($0.3 million) and the liabilities of (Yen) 29 million ($0.2 million) were transferred to or assumed by IPSQUARE at their carrying amount without any gain or loss on the transaction. As a result of the curtailment of ipTrend's business, we wrote off the unamortized goodwill balance of (Yen)2.2 billion ($17.1 million). Goodwill amortization of (Yen)276 million and the write-off of (Yen)2.2 billion ($17.1 million) are included in operating income for the year ended December 31, 2000 and 2001, respectively.

OTHER INCOME (EXPENSE)

         We earned interest income of approximately (Yen) 241.1 million during 2000 and approximately (Yen) 393.3 million ($3.0 million) during 2001. Interest income in 2001 is received mainly from our investment in bonds issued by SOFTBANK and cash in bank.

         We recognized a gain on sales of marketable securities of approximately
(Yen) 119.7 million and (Yen) 20.0 million in 2000 and 2001, respectively. The gain primarily resulted from our sale in shares of common stock of March First, a Nasdaq-listed U.S. technology company and Open Loop Inc, a Nasdaq Japan listed Japan technology company in 2000 and 2001, respectively.

         In 2000, we earned gain on settlement of litigation with Network Associates of (Yen) 1 billion, net of related fees for lawyers of (Yen) 307 million in total.

INCOME TAXES

         Our statutory tax rate was 42.1% in 2000 and 2001. Our effective tax rate was 45.3% in 2000 and 41.8% in 2001. The difference between our statutory and effective tax rates in 2000, resulted primarily from a change in valuation allowance for deferred tax assets.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999 AND 2000

                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------------------
                                                                    1999             1999             2000             2000
                                                            ----------------        ------     ----------------       ------
                                                                                (in thousands, except percentages)
Net sales ...............................................   (Yen) 13,633,170        100.0%     (Yen) 20,070,366       100.0%
Cost of sales ...........................................            481,574          3.5             1,474,689         7.3
                                                            ----------------        ------     ----------------       ------

    Gross profit ........................................         13,151,596         96.5            18,595,677        92.7
                                                            ----------------        ------     ----------------       ------
Operating expenses:
    Selling .............................................          3,453,296         25.3             5,445,167        27.2
    Research and development ............................            994,340          7.3             2,043,480        10.2
    General and administrative ..........................          4,772,038         35.0            5,303,6612         6.4
    Goodwill amortization ...............................                  -            -               276,286         1.4
                                                            ----------------        ------     ----------------       ------

       Total operating expenses .........................          9,219,674         67.6            13,068,594        65.2
                                                            ----------------        ------     ----------------       ------
Operating income. .......................................          3,931,922         28.9             5,527,083        27.5
Other income (expense):
Interest income .........................................            148,487          1.1               241,133         1.2
    Interest expense ....................................            (66,526)        (0.5)             (220,960)       (1.1)
    Gain on sales of marketable securities ..............            280,532          2.1               119,650         0.6
    Foreign exchange gain (loss), net ...................           (174,921)        (1.3)              283,305         1.4

Other income (expense), net .............................           (120,298)        (1.0)              941,500         4.7
                                                            ----------------        ------     ----------------       ------

        Total other income ..............................             67,274          0.4             1,364,628         6.8
                                                            ----------------        ------     ----------------       ------

Income before income taxes, minority interest and
    equity in loss of affiliated companies ..............          3,999,196         29.3             6,891,711        34.3
                                                                   ---------         ----             ---------        ----

Income taxes:
    Current .............................................          2,538,455         18.6             4,701,426        23.4
    Deferred ............................................           (688,988)        (5.1)           (1,578,889)       (7.9)
                                                            ----------------        ------     ----------------       ------

                                                                   1,849,467         13.5             3,122,537        15.5
                                                            ----------------        ------     ----------------       ------
Income before minority interest and equity in losses
    of affiliated companies .............................          2,149,729         15.8             3,769,174        18.8

Minority interest in income of a consolidated
    subsidiary ..........................................                  -            -                 6,845         0.1

Income from consolidated companies ......................          2,149,729         15.8             3,762,329        18.7
Equity in losses of affiliated companies ................              2,356          0.0                87,672         0.4

Net income ..............................................    (Yen) 2,147,373         15.8%      (Yen) 3,674,657        18.3%
                                                            ----------------        ------     ----------------       ------

NET SALES

         Net sales increased 47.2% from (Yen) 13.6 billion in 1999 to (Yen) 20.1 billion in 2000. The increase was primarily due to increased sales of internet-based products such as InterScan VirusWall and ScanMail, which grew from approximately (Yen) 6.3 billion or 46% of our net sales in 1999 to approximately (Yen) 7.8 billion or 39% of our net sales in 2000. Net sales of server-based products, primarily ServerProtect, increased from approximately
(Yen) 1.5 billion or 11% of our net sales in 1999 to approximately (Yen) 2.5 billion or 13% of our net sales in 2000, reflecting higher corporate demand for internet-based products.

         Although net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, increased from approximately (Yen) 3.5 billion of net sales in 1999 to approximately (Yen) 4.0 billion of net sales in 2000, net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, declined from approximately 26% of net sales in 1999 to approximately 20% of net sales in 2000, and no longer represent the largest portion of our net sales. Within the personal computer product category, retail package sales of personal computer software increased from approximately (Yen) 0.7 billion in 1999 to approximately
(Yen) 0.9 billion in 2000, due primarily to increased sales of our products in our Asian markets. We released Virus Buster 2001 in September 2000. Site license sales of personal computer software to corporate end users increased from approximately
(Yen) 2.8 billion in 1999 to approximately (Yen) 3.1 billion in 2000.

         Our net sales include a limited amount of sales of our products to other companies for inclusion in their products. Sales of these products decreased slightly from approximately (Yen) 0.7 billion in 1999 to approximately
(Yen) 0.4 billion in 2000, and as a percentage of net sales decreased from 5% in 1999 to 2% in 2000. Our net sales also include revenues from post-contract customer support fees and royalties. Sales, other than product sales, increased from approximately (Yen) 1.4 billion in 1999 to approximately (Yen) 4.0 billion in 2000. The increase was due primarily to increased renewals of post-contract customer support by corporate customers. In terms of a percentage of net sales, sales, other than product sales, increased from approximately 10% in 1999 to approximately 20% in 2000.

         Net sales of other products, which totaled approximately (Yen) 0.2 billion and (Yen) 1.4 billion or 2% and 6% of net sales in each of 1999 and 2000, respectively. The increase was primarily due to increased sales related with ipTrend.

COST OF SALES

         Cost of sales consists primarily of outbound shipping and handling costs, costs of manuals and packaging, amortization of software development expense, costs of job order production except software which is associated with ipTrend. Cost of sales increased 206.2 % from approximately (Yen) 481.6 million in 1999 to approximately (Yen) 1,474.7 million in 2000. The increase was primarily due to the increase in retail package sales for personal computer software, and the increase in amortization of capitalized software development costs in relation to expanded R & D activities.

OPERATING EXPENSES

         Operating expenses increased 41.7% from approximately (Yen) 9.2 billion in 1999 to approximately (Yen) 13.1 billion in 2000.

SELLING EXPENSES

         Selling expenses consist primarily of advertising and selling commissions. Selling expenses were approximately (Yen) 3.5 billion in 1999 and approximately (Yen) 5.4 billion in 2000, an increase of 57.7%. The increase was primarily due to increased personnel expenses resulting from an increase in the number of employees from 179 in 1999 to 404 in 2000.

RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses consist primarily of payroll and related expenses for software engineers who develop and update our anti-virus software products. Research and development expenses increased 105.5% from approximately (Yen) 994.3 million in 1999 to approximately (Yen) 2,043.5 million in 2000. Research and development personnel increased from 204 at December 31, 1999 to 365 at December 31, 2000. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses consist primarily of payroll and related expenses, customer service, accounting and administration and other general corporate expenses. General and administrative expenses increased

11% from approximately (Yen) 4.7 billion in 1999 to approximately (Yen) 5.3 billion in 2000, representing approximately 35% and 26% of net sales for these years. An increase in general and administrative expenses was primarily due to increased payroll costs for newly hired employees as well as a salary increase for existing employees. Employees engaged in activities other than research and development increased from 315 at December 31, 1999 to 398 at December 31, 2000. We expect general and administrative costs to increase in absolute terms in future periods as we expand our operations.

GOODWILL AMORTIZATION

         In February 2000, we acquired a controlling interest in ipTrend. ipTrend effectively became a wholly owned subsidiary in November 2000, when the remaining minority interest was acquired. The total purchase price was (Yen)2.8 billion and (Yen)2.5 billion was allocated to goodwill. In 2000, (Yen) 276 million was booked as goodwill amortization.

OTHER INCOME (EXPENSE)

         We earned interest income of approximately (Yen) 148.5 million during 1999 and approximately (Yen) 241.1 million during 2000. Interest income in 1999 was primarily earned from the investment of approximately (Yen) 10.2 billion in net proceeds from our August 1998 Japanese initial public offering in Japanese money market funds and other cash equivalents, and from interest received from our investment in bonds issued by SOFTBANK. Interest income in 2000 is received mainly from our investment in bonds issued by SOFTBANK.

         In 2000 we recognized a gain on sales of marketable securities of approximately (Yen) 119.7 million. The gain primarily resulted from our sale in shares of common stock of March First, a Nasdaq-listed U.S. technology company.

         In 2000, we earned gain on settlement of litigation with Network Associates of (Yen) 1 billion, net of related fees for lawyers of (Yen) 307 million in total.

INCOME TAXES

         Our statutory tax rate was 47.7% and 42.1% in 1999 and 2000, respectively. A change in Japanese income tax regulations reduced our statutory rate to approximately 42.1% beginning on January 1, 2000. Our effective tax rate was 46.2% in 1999 and 45.3% in 2000. The difference between our statutory and effective tax rates resulted primarily from changes in valuation allowance for deferred tax assets in 1999 and an amortization of goodwill in 2000.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

         We believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

         .   revenue recognition;

         .   Allowance for sales returns and allowance for doubtful accounts;

         .   accounting for income taxes;

         .   valuation of long-lived and intangible assets and goodwill;

REVENUE RECOGNITION

         We derive our revenues primarily from (1) software product license, (2) post-contract customer support which includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service centers, and (3) royalties. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management makes different judgments or utilizes different estimates.

         In accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions", we recognize revenue from software product licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured. Delivery generally occurs when product is shipped or electronically delivered. The portion of the license fee attributable to post-contract customer support services is deferred and recognized as revenue over the license agreement term. Royalty revenues are recognized as earned unless collection of the related receivables is not assured.

         At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, we account for the fee as not being fixed and determinable. In these cases, we recognize revenue as the fees become due.

         We assess collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

         For all of our sales, we use either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

         We allocate revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers.

ALLOWANCE FOR SALES RETURNS AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Specifically, our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns. Significant management judgments and estimates must be made and used in connection with establishing the sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. The balance of allowance for sales returns was (Yen) 643,622 thousand
($4,876 thousand) as of December 31, 2001. Similarly, our management must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was (Yen) 11,430,383 thousand ($86,594 thousand), net of allowance for doubtful accounts and sales returns of (Yen) 850,376 thousand ($6,442 thousand), as of December 31, 2001.

ACCOUNTING FOR INCOME TAXES

         As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves our estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

         Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded this valuation allowance of (Yen) 207,099 thousand ($1,569 thousand) million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

         The net deferred tax asset as of December 31, 2001 was(Yen) 4,190,796 thousand($31,749 thousand), net of a valuation allowance of (Yen) 207,099 thousand ($1,569 thousand).

VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS AND GOODWILL

         We assess the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

         . significant underperformance relative to expected historical or projected future operating results;

         . significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

         .   significant negative industry or economic trends;

         .   significant decline in our stock price for a sustained period; and

         .   our market capitalization relative to net book value.

         When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Net intangible assets and long-lived assets amounted to
(Yen) 3,123,336 thousand ($23,662 thousand)as of December 31, 2001. We did not have any goodwill balances as of December 31, 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

Business combinations and goodwill and intangible assets

         In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("FAS") No.141 "Business Combinations" which supersedes Accounting Principles Board Opinion ("APB") No.16 "Business Combinations" and FAS No.142, "Goodwill and Intangible Assets" which supersedes APB No.17 "Intangible Assets." FAS No. 141 requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method which was previously permitted under APB No.16, for business combinations initiated after June 30, 2001. FAS No.141 also refines the definition of intangible assets acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules.

         FAS No.142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The new rules also prohibit the amortization of goodwill associated with business combinations that close after June 30, 2001.

         These new requirements will impact future period net income by an amount adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. Although FAS No. 142 requires to perform an initial transition impairment test in 2002, the Company did not have any goodwill balances as of December 31, 2001.

Impairment or disposal of long-lived assets

         In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS No. 144 addresses significant issues relating to the implementation of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting model, based on the framework established in FAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The standard was adopted on January 1, 2002, and is not expected to have a material effect on the Company's results of operations and financial position.

Accounting for asset retirement obligations

         In August 2001, the FASB issued FAS No. 143, "Accounting for Assets Retirement Obligations." SFAS No. 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. The standard is effective January 1, 2003. The Company is reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

FAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"

         In April 2002, the FASB issued FAS No. 145, effective for the fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. The Company is now in the process of assessing the impact that the statement will have on the Company's results of operations and financial position.

B.       Liquidity and Capital Resources.

         At December 31, 2001, we had cash and cash equivalents and marketable securities of approximately (Yen) 42.6 billion ($323.0 million), up from approximately (Yen) 26.3 billion at December 31, 2000. The increase was primarily due to operating activities and proceeds from our issuance of bonds.

         Net cash provided by operating activities of approximately (Yen) 12.2 billion ($92.7 million) in 2001 and (Yen) 6.1 billion in 2000. The increase from 2000 to 2001 was primarily due to an increase of net income, an increase in deferred revenue associated with increased net sales and an increase of depreciation and amortization. These increases were primarily offset by an increase of accounts receivable relating to increased net sales.

         Net cash used in investing activities was approximately (Yen) 4.1 billion in 2000 and approximately (Yen) 2.9 billion ($22.1 million) in 2001. The decrease from 2000 to 2001 was primarily due to a (Yen) 2.6 billion ($19.5 million) increase in proceeds from sales of marketable securities and no cash payments for acquisition, net of cash acquired, which was occurred in 2000. This decrease was partially offset by a (Yen) 2.5 billion ($18.9 million) increase in payment for purchases of marketable securities and (Yen) 0.9 billion ($6.7 million) increase in payments for purchases of fixed assets.

         Net cash provided by financing activities was approximately (Yen) 6.5 billion in 2000 and approximately (Yen) 5.8 billion ($43.8 million) in 2001. Net cash provided by financing activities in 2000 and 2001 consisted primarily of proceeds from our issuance of bonds in connection with our 2000 and 2001 warrants less payments for repurchasing treasury bonds in 2001.

         During 2001, a significant portion of our cash inflows were generated by our operations. Because our operating results may fluctuate significantly, as a result of decrease in customer demand or decrease in the acceptance of our future products, our ability to generate positive cash flow from operations may be jeopardized.

         In 2000, we issued (Yen) 5 billion worth of unsecured bonds in connection with our 2000 incentive plan and in 2001, we issued (Yen) 12.5 billion ($94.7 million) worth of unsecured bonds in connection with our 2001 incentive plan. (Yen) 1.3 billion and (Yen) 0.9 billion ($6.8 million) which were composed of (Yen) 6 billion worth of unsecured bonds issued in 1999 were redeemed in 2000 and 2001 respectively. (Yen) 0.8 billion ($6.1 million) which was composed of (Yen) 6 billion worth of unsecured bonds issued in 1999 and
(Yen) 6 billion ($45.5 million) which was composed of (Yen) 6 billion worth of unsecured bonds issued in 2001 were repurchased in 2001. In order to reduce interest costs, we repurchased some of the bonds in the market with an intention to hold the treasury bonds until they can be extinguished legally. As the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets [meaning unclear]. We used the proceeds of the bond issuance for working capital and general corporate purposes.

         Future payments due under debt and lease obligations as of December 31 (in thousands):

                                                       Non-cancelable                            Total in
Year ending December 31:            long-term debt    operating leases         Total             U.S. $
                                   ----------------   -----------------    ---------------       --------
    2002 .......................    (Yen) 3,000,000       (Yen) 976,558    (Yen) 3,976,558       $ 30,125
    2003 .......................          5,000,000             428,861          5,428,861         41,128
    2004 .......................          6,500,000             427,343          6,927,343         52,479
    2005 .......................                  -             425,795            425,795          3,226
    2006 .......................                  -             101,585            101,585            770
    2007 and thereafter ........                  -                   9                  9              0
                                   ----------------   -----------------   ----------------       --------
    Total ......................   (Yen) 14,500,000     (Yen) 2,360,151   (Yen) 16,860,151        127,728
                                   ----------------   -----------------   ----------------       --------

         We had no commercial commitments as of December 31, 2001.

         In 1998, we entered into three overdraft agreements with Japanese commercial banks, under which we are able to obtain short-term financing at prevailing interest rates for periods not in excess of one year. The aggregate amount available under these overdraft agreements is (Yen) 800 million. Each of the overdraft agreements has an initial one-year term and is automatically renewed for additional one-year terms unless otherwise notified by either party. At December 31, 2001, no amounts were outstanding under these overdraft agreements.

         Our capital requirements depend on numerous factors, including

         .    market acceptance of our products,

         . the resources we devote to developing, marketing, selling and supporting our products, and

       . the extent to which we are able to establish relationships with strategic partners in the U.S., Europe and elsewhere.

       We plan to devote additional capital resources to hire additional engineers and other employees and expand our product development, support, and sales and marketing organizations, to expand marketing programs, establish additional facilities worldwide and for other general corporate activities. Additionally, in the future we may make acquisitions and strategic investments in order to grow our business. We believe that our current cash balance, cash flow from operations and existing credit facilities will satisfy our working capital and capital expenditure requirements for the next 12 months. Insofar as we are not able to satisfy our working capital and capital expenditure requirements we may seek to raise additional equity or debt financing. However, we cannot be sure that such funding will be available on commercially reasonable terms, if at all.

C.     Research and Development, Patents and Licenses, etc.

RESEARCH AND PRODUCT DEVELOPMENT

       Trend Micro's research and product development activities focus on the development of new anti-virus and security software, enhancements to existing products and integration of products to enable monitoring, updating and management via the internet. We conduct research and development at our Tokyo headquarters and our U.S., Taiwan, Germany and China subsidiaries and have a research staff of 571 engineers. Complementing our internal development efforts, we are members of industry-level initiatives such as the Association of Anti-virus Asia Researchers group launched in Hong Kong in September 1998. Our engineers' participation in this group gives us additional access to information regarding newly discovered viruses.

       Research and development expenditures, consisting primarily of software development costs and research and development staff salaries and benefits, increased from (Yen) 994.3 million in 1999 to (Yen) 2043.5 million in 2000 and
(Yen) 2755.2 million ($20.9 million) in 2001.

INTELLECTUAL PROPERTY

       Our ability to compete successfully depends in part on our ability to protect the proprietary technology contained in our software products. We rely upon a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect proprietary rights in our software.

       Our U.S. and Taiwanese subsidiaries hold the following principal patents relating to core technologies:

                                              REGISTRATION    REGISTRATION     EXPIRATION           APPLICANT/
             NAME                  STATUS        DATE            NUMBER           DATE               PATANTEE
-------------------------------  ----------   ------------    ------------     ----------     ----------------------
Method and apparatus for          Patented     8/22/1995       5,444,850        8/3/2013      Trend Micro Inc. (USA)
controlling network and
workstation access prior to
workstation boot

Virus detection and removal       Patented     4/22/1997       5,623,600        9/25/2015     Trend Micro Inc. (USA)
apparatus for computer networks

Method and apparatus for          Patented     10/21/1997      5,680,547        8/7/2015      Trend Micro
controlling network and                                                                       Incorporated (Taiwan)
workstation access prior to
workstation boot

Apparatus and method for          Patented     3/30/1999       5,889,943        3/28/2016     Trend Micro
electronic mail virus detection                                                               Incorporated (Taiwan)
and elimination

System, apparatus and method      Patented     9/14/1999       5,951,698        10/1/2016     Trend Micro
for the detection and removal                                                                 Incorporated (Taiwan)
of viruses in macros

Event triggered iterative virus   Patented     9/28/1999       5,960,170        3/17/2017     Trend Micro
detection                                                                                     Incorporated (Taiwan)

Computer network malicious code   Patented     11/9/1999       5,983,348        9/9/2017      Trend Micro Inc. (USA)
scanner

                                              REGISTRATION    REGISTRATION     EXPIRATION          APPLICANT/
             NAME                  STATUS        DATE            NUMBER           DATE              PATANTEE
-------------------------------  ----------   ------------    ------------     ----------    ----------------------
Controlled distribution of        Patented     9/12/2000        6,119,165      11/16/2017    Trend Micro Inc. (USA)
application programs in a
computer network

Computer network malicious code   Patented     8/7/2001         6,272,641      11/8/2019     Trend Micro Inc. (USA)
scanner method and apparatus

       We plan to transfer the ownership of these patents to Trend Micro
(Japan).

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

Item 6.  Directors, Senior Management and Employees

A.     Directors and Senior Management.

       The following table shows information regarding our directors and executive officers as of May 31, 2002.

                                                                                                  Number of
                                                                             Month in which     Shares owned
                                                                                Current            as of
         Name             Age                    Position(s)                  Term Expires      May 31, 2002
----------------------   -----  -------------------------------------------  --------------     ------------
Steve Ming-Jang Chang     47    Representative Director; President, Chief      March, 2003        5,208,000
                                Executive Officer and Chairman of Officer
                                and Executive Vice President the Board
Mahendra Negi             42    Representative Director, Chief Financial       March, 2003                0
                                Officer
Eva Yi-Fen Chiang         43    Director; Chief Technology Officer and         March, 2003        2,816,000
                                Executive Vice President
Mike Conner               46    Director, President of Trend Micro North       March, 2003                0
                                American Operations, Senior Vice President
Nick Dederer              51    Director, Chief Operating Officer and          March, 2003                0
                                Executive Vice President
Edward Tian               38    Director                                       March, 2003                0
Fumio Hasegawa            62    Statutory Auditor                              March, 2005              500
Sadatoshi Nakayama        50    Statutory Auditor                              March, 2005                0
Yasuo Kameoka             46    Statutory Auditor                              March, 2005                0
Kouji Fujita              40    Statutory Auditor                              March, 2005                0

       Steve Ming-Jang Chang is the founder and Chief Executive Officer of Trend Micro. Chang formed Trend Micro, in California, in 1988, with the goal of developing anti-virus software for personal computers. Prior to launching Trend Micro, Chang worked as an engineer at Hewlett Packard and later founded AsiaTek, Inc., - a Taiwan-based UNIX software design company. Steve Chang received his B.S. in Applied Mathematics from Fu-Jen Catholic University in Taiwan and his M.S. in Computer Science from Lehigh University, Pennsylvania.

       Mahendra Negi is the Chief Financial Officer of Trend Micro, and sits on the Board of Directors. He joined Trend Micro in May 2000 from Merrill Lynch. Negi started his career in the petroleum industry, and then moved to commercial banking before joining Merrill Lynch. He holds a Ph.D. in Physics from Nagpur University in India in addition to his Ph.D. in Management from the London Business School.

       Eva Yi-Fen Chiang is one of our co-founders. She is currently Executive Vice President and a Director and has been our Chief Technology Officer since May 1988. She is also Steve Ming-Jang Chang's sister-in-law.

       Mike Conner is President of North American Operations and sits on the Board of Directors. Mike Conner's responsibilities include sales, marketing, technical support, finance, and human resources for Trend Micro's United States business unit. He joined Trend Micro in 1997 as Vice President of North American sales. Mike Conner brings more than 12 years of corporate and channel sales experience, including seven years at Software Publishing Corporation (SPC). After leaving SPC, Mike served as Borland's senior director of Channel Sales and Customer Service and then joined GoldDisk as Vice President of Sales before coming to Trend Micro. Mike Conner graduated from Western Illinois University with a B.S. degree.

       Nick Dederer is the Chief Operating Officer of Trend Micro, and sits on the Board of Directors. He joined Trend Micro in 2000 as Corporate Vice President, from Intel Corporation. Nick Dederer holds M.A. in Business Administration, Finance emphasis from University of California Berkeley.

       Dr. Edward Suning Tian is the CEO of China Netcom, a Chinese telecommunications carrier in China, jointly founded by the Academy of Sciences, Ministry of Railways, National Bureau of Broadcasting, File and Television, and Shanghai Municipal Government. Prior to joining China Netcom in June 1999, Dr. Tian co-founded the first internet technology provider in China Asia Info. Dr. Tian holds a Ph.D. in Environmental Management from Texas Tech University. He also received an M.S. from the Chinese Academy of Sciences in Beijing. He is a frequent speaker at major events and a contributor to many publications on Internet technology and the new economy.

       Fumio Hasegawa graduated in 1967 from Chuo University with a degree from the commercial science department. He has worked for Shell Oil and Tokyo Shell Pack. He became one of our Statutory Auditors in March, 2000.

       Sadatoshi Nakayama graduated from Kyoto University's Department of Science in 1977. He has worked for the Chuo Audit Corporation (now the ChuoAoyama Audit Corporation) and is currently the head of Sadatoshi Nakayama CPA Office and became one of our Statutory Auditors in March 2001.

       Yasuo Kameoka graduated from Sohka University's Department of Economics in 1978. He joined PriceWaterhouse in 1978 and Tokuichi Hayashi CPA Office in 1988. Currently he is the representative employee of Daikoh Audit Corporation. He became one of our Statutory Auditors in March 2001.

       Kouji Fujita graduated from Hitotsubasdhi University's Department of Juristic Law in 1987. He was admitted to the Japanese Bar, joined Okuno & Partners legal office in April 1989. He became one of our Statutory Auditors in March 2002.

B.     Compensation

       For the fiscal year ended December 31, 2001, the aggregate compensation of all directors and executive officers paid or accrued by Trend Micro was (Yen)
68.8 million ($521 thousand). Under the Japanese Commercial Code and local practice, we may make severance payments to a retired director or statutory auditor with shareholder approval, if our management proposes such payments based on a resolution of our Board of Directors. However, we do not intend to make such a proposal for directors and statutory auditors. We have an internal formula to determine the amounts of severance payments to statutory auditors if we were to make such a proposal for statutory auditors. We have not recorded any liabilities relating to severance payments to directors and statutory auditors as of December 31, 1999, 2000 and 2001 because we have no liabilities to directors, and related liabilities to statutory auditors were insignificant.

C.     Board Practices.

       Directors are elected at a general meeting of shareholders, and the normal term of office of a director is two years, although they may serve any number of consecutive terms. We do not have an audit or recommendation committee, a standard practice in Japan. We do not have any service contracts with any of our directors providing for benefits upon termination of employment. We have not established a retirement plan or corporate pension plan for our directors or employees.

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

       Our directors serve on the board for two year terms and statutory auditors serve for three year terms. However, in May, 2002, the Japanese Commercial Code was amended to require that statutory auditors serve for a period of 4 years, except that the statutory auditors who were in office both at May 1, 2002 and who remain so at the time of our ordinary shareholders' meeting in 2002 will serve for a period of three years. We intend to propose to our shareholders at our next shareholders' meeting that our Articles of Incorporation be amended to reflect this change. Our executive officers serve at the discretion of the Board of Directors. The terms of Messrs. Chang, Negi, Conner, Dederer and Tian and Ms.Chiang expire upon the completion of our ordinary shareholders' meeting in 2003. The terms of Messrs. Hasegawa, Nakayama, Kameoka and Fujita expire upon completion of our ordinary shareholders' meeting in 2005.

     Pursuant to the home country practices exception granted to us by the Nasdaq National Market, we are permitted to follow corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those followed by U.S. domestic companies under Nasdaq's listing standards. Nasdaq rules and our current practices relating to corporate governance have the following significant differences:

     . Audit Committee. Nasdaq requires that a U.S. domestic company registered with Nasdaq have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company to ensure the outside auditor's independence. Pursuant to the home country practices exception, we do not have an audit committee with functions called for by Nasdaq rules.

     . Shareholder Approval Policy. Nasdaq requires that shareholder approval be obtained prior to issuance by a U.S. domestic company registered with Nasdaq of stock options or a purchase plan to officers or directors except, among others, when the plan under which the amount of securities issued does not exceeds 1% of number of shares of common stock, or the voting power outstanding or 25,000 shares. Pursuant to the home country practices exception, we only follow relevant Japanese laws which, as discussed in "Voting Rights" under Item 10.B of this annual report, generally require us to obtain shareholder approval if stock options are to be issued with "specially favorable" conditions.

          Nasdaq also requires that, with certain exceptions specified in its rules, in connection with acquisition of stock or assets of another company, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock
          (1) if any director, and officer or substantial shareholder has a 5% interest, or all of them collectively have a 10% interest, in the stock or assets and the issuance would increase the outstanding common shares or voting power by more than 5%, and (2) if due to the issuance the voting power of the common stock equals or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equals or exceeds 20% of the number of shares outstanding before the issuance. Pursuant to the home country practices exception, we only follow relevant Japanese laws which, as discussed in "Voting Rights" under Item 10.B of this annual report, generally require us to obtain shareholder approval with respect to the issuance of new shares at a "specially favorable" price or issuance of bond with share acquisition right with "specially favorable" terms or of acquisition right with "specially favorable" terms to person other than shareholders.

     The Listing and Hearing Review Council of the Nasdaq Stock Market recently issued a series of recommendations to the Securities and Exchange Commission to modify several disclosure and corporate governance requirements. Under the current proposals, non-U.S. issuers such as Trend Micro would continue to be able to follow home country practices with respect to corporate governance requirements. If and when the proposed rules are finally adopted after the Securities and Exchange Commission's approval, there would be additional significant differences other than those discussed above between the Nasdaq rules and our current practices relating to corporate governance.

     The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.

D.     Employees.

       As of May, 2002, we had 1,685 employees, of whom 1,069 are located in Asia, 304 are located in the United States, 238 are located in Europe and 74 are located in other regions. And of the 1,685 employees, 223 were in administrative positions, 571 were in sales and marketing positions, 574 were in research and development positions and 317 were in technical support positions.

       As of December 31, 2001, we had 1,422 employees, of whom 191 were in administrative positions, 455 were in sales and marketing positions, 490 were in research and development positions, 286 were in technical support positions.

       As of December 31, 2000, we had 1,167 employees, of whom 180 were in administrative positions, 404 were in sales and marketing positions, 364 were in research and development positions and 219 were in technical support positions.

       Our employees do not belong to any labor union. We believe that our employee relations are good.

E.     Share Ownership.

       See Item 6.A for information on share ownership of our directors and senior management.

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

       All of the warrants authorized under the incentive plans, representing an aggregate of 10,653,600 shares, have been issued. As of May 31, 2002, warrants to purchase a total of 8,533,200 shares have been exercised, warrants to purchase a total of 748,800 shares have been retired, warrants to purchase a total of 947,400 shares have been expired, and warrants to purchase a total of 424,200 shares remain issued and outstanding. From June 1 to June 7, 2002, 8,400 shares have been exercised, and on June 7, 2002, remained 415,800 shares have been expired. All warrants issued to date under the incentive plans were issued with an exercise price of (Yen) 142.5 per share. Under the incentive plans, any warrants that have been retired, expired, become unexercisable or forfeited for any reason are not available for any future issuances.

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

       1999 Incentive Plan

       We have adopted the Trend Micro Incorporated 1999 incentive plan. The 1999 incentive plan has two components:

       . we have issued warrants to acquire up to 1,875,000 newly-issued shares to employees in Japan and employees of our non-U.S. subsidiaries; and

       . under the U.S. program of the plan, STG Incentive Company L.L.C., a Delaware limited liability company organized by Gainway Enterprises Limited, Trueway Company Limited and Steve Ming-Jang Chang, has issued options directly to employees and directors of Trend U.S. to acquire up to 1,602,000 shares from STG Incentive Company L.L.C.

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

       The following table shows information about the warrants and options granted to our directors and executive officers under our 1999 incentive plan which are outstanding as of May 31, 2002.

                                                           Options Total
                                                          Number of Shares        Aggregate
               Name                   Expiration Date        Underlying         Exercise Price
               ----                   ---------------     ----------------      --------------
Eva Yi-Fen Chiang                        7/12/2003            102,000             $2,560,200
Mike Conner                              7/12/2003             54,000             $1,355,400
Directors and Executive                  7/12/2003            173,187             $3,915,600
Officers as a group (10 persons)

       2000 Incentive Plan

       We have adopted the Trend Micro Incorporated incentive plan. Under the 2000 incentive plan we have issued warrants to acquire up to 636,942 newly-issued shares to our directors and employees.

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

       The following table shows information about the warrants granted to our directors and executive officers which are outstanding as of May 31, 2002 under our 2000 incentive plan.

                                                        Total Number of Shares       Aggregate
Name                                  Expiration Date     Underlying Warrants     Exercise Price
----                                  ---------------   ----------------------    --------------
Eva Yi - Fen Chiang                       6/19/2003             6,878               53,992,300
Mahendra Negi                             6/19/2003            30,318              237,996,300
Mike Conner                               6/19/2003             8,662               67,996,700
Directors and Executive                   6/19/2003            45,858              359,985,300
Officers as a group (10 persons)

       2001 Incentive Plan

       Our Board of Directors has authorized three incentive plans for the fiscal year 2001. The first plan was authorized in February 2001. Warrants for a total of 881,057 shares were issued at an exercise price of (Yen) 5,675, of which 7,929 have been redeemed. The following table shows information about the warrants granted to our directors and executive officers under the first 2001 incentive plan.

                                                        Total Number of Shares       Aggregate
Name                                  Expiration Date     Underlying Warrants     Exercise Price
----                                  ---------------   ----------------------    --------------
Mahendra Negi                             3/12/2004            13,920               78,996,000
Nick Dederer                              3/12/2004            18,325              103,994,375
Directors and Executive                   3/12/2004            32,245              182,990,375
Officers as a group (10 persons)

       The second plan was authorized by our Board of Directors in May, 2001. Warrants for a total of 260,416 shares and options for a total of 713,500 shares were issued at an exercise price of (Yen) 5,760. The following table shows information about the warrants granted to our directors and executive officers under the first 2001 incentive plan.

                                                              Total Number of
                                                             Shares Underlying         Aggregate
Name                                      Expiration Date     Warrants/Options       Exercise Price
----                                      ---------------    -----------------       --------------
Eva Yi - Fen Chiang                          5/28/2004              9,722               55,998,720
Mike Conner                                  5/17/2004              8,000               46,080,000
Directors and Executives                     5/17/2004             17,722              102,078,720
Officers as a group (10 persons)             5/28/2004


        The third plan was authorized in November 2001. Warrants for a total of 2,316,602 shares were issued at an exercise price of (Yen) 2,590. The following table shows information about the warrants granted to our directors and executive officers under the third 2001 incentive plan.

                                                            Total Number of Shares      Aggregate
Name                                      Expiration Date    Underlying Warrants     Exercise Price
----                                      --------------    ----------------------   --------------
Steve Ming-Jang Chang                       11/12/2004             62,548              161,999,320
Mahendra Negi                               11/12/2004             50,579              130,999,610
Eva Yi-Fen Chiang                           11/12/2004             45,559              117,997,810
Mike Conner                                 11/12/2004             37,451               96,998,090
Nick Dederer                                11/12/2004             42,471              109,999,890
Edward Tian                                 11/12/2004              8,494               21,999,460
Directors and Executive                     11/12/2004            247,102              639,994,180
Officers as a group (10 persons)

2002 Incentive Plan

       We have adopted the Trend Micro Incorporated Incentive Plan. The plan was authorized in April 2002. We have issued warrants for a total of 1,159,420 shares were issued at an exercise price of (Yen) 3,450. The following table shows information about the warrants granted to our directors and executive officers under the plan.

                                                            Total Number of Shares      Aggregate
Name                                      Expiration Date    Underlying Warrants     Exercise Price
----                                      --------------    ----------------------   --------------
Steve Ming-Jang Chang                        4/11/2006             10,144               34,996,800
Mahendra Negi                                4/11/2006             21,739               74,999,550
Eva Yi-Fen Chiang                            4/11/2006             21,739               74,999,550
Mike Conner                                  4/11/2006             14,492               49,997,400
Nick Dederer                                 4/11/2006             21,739               74,999,550
Edward Tian                                  4/11/2006              2,898                9,998,100
Directors and Executive                      4/11/2006             92,751              319,990,950
Officers as a group (10 persons)

       The 2002 Incentive Plan will be approved at an Extraordinary General Meeting we plan to call in September 2002.

Item 7.  Major Shareholders and Related Party Transactions.

A.     Major Shareholders.

       The Securities and Exchange Law of Japan requires any company which is the issuer of securities which are, among other considerations, listed on any Japanese stock exchange or are traded on the over-the-counter market in Japan to disclose information about its major shareholders, including approximately its ten largest shareholders of record as of the end of each fiscal year and each semi-annual period. Also, as explained under Item 10.D below, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, as calculated pursuant to the Securities and Exchange Law of Japan, must file with the Local Finance Bureau having jurisdiction within five business days a report concerning such shareholding. For this purpose, shares issuable to such person upon his exchange of exchangeable securities, conversion of convertible securities or exercise of warrants are taken into account in determining both the size of his holding and the issuer's total issued shares.

       As of May 31, 2002, there were three shareholders of record holding 5% or more of the total issued shares of our common stock. One of these shareholders of record, Trueway Company Limited, which as of May 31, 2002 held of record 24,850,000 shares, or 18.7% of the total issued shares, is a corporation controlled by Yeh Min Yuen. Another record shareholder, Gainway Enterprises Limited, which as of May 31, 2002 held of record 12,511,000 shares, or 9.4% of the total issued shares, is a corporation controlled by Liao Hsueh-Hsuan. These two individuals' beneficial ownership of our common stock is disclosed in the table below. The third shareholder of record, MLPFS Custody Account No. 2, which as of May 31, 2002 held of record 12,628,500 shares, or 9.5% of the total issued shares, is a trust holding shares of our common stock for individuals residing in Taiwan and other countries. To our knowledge, as of May 31, 2002, none of these individuals beneficially owned, through this trust or otherwise, 5% or more of the total issued shares of our common stock.

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

       (3) We are aware of the filing by Merrill Lynch Investment Managers Limited that, as of March 31, 2002, it and its affiliates together owned, beneficially and jointly, 9.5% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Merrill Lynch Investment Managers Limited made another filing, which reported that, as of May 31, 2002, it and its affiliates owned, beneficially and jointly, 5.2% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

       The following table shows information known to us regarding the beneficial ownership of our common stock as of May 31, 2002, by each person known by us to beneficially own more than 5% of the outstanding shares of our Common stock.

                                                     Shares of common stock
                                                       beneficially owned
                                                --------------------------------
Name                                                Number          Percentage
----                                                ------          ----------
Yeh Min-Yuen .................................    24,850,000          18.7%

Liao Hsueh-Hsuan .............................    12,511,000           9.4%


       As of December 31, 2001, there were 60 record shareholders of Trend Micro with addresses in the United States, and those U.S. holders held 10,441,123 shares of our common stock including 1,204,500 held through our ADSs.

       To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by the Japanese or any other government or by any other natural or legal persons severally or jointly.

       We know of no arrangements the operations of which may at a later time result in a change of control of Trend Micro.

B.     Related Party Transactions.

       Transactions with SOFTBANK

       Acquisition of SOFTBANK bonds. Between October 1998 and December 1998, Trend Micro purchased in the public market an aggregate of 12,000,000 units of bonds issued by SOFTBANK, for a total purchase price of (Yen) 1,200,826,000. Of these bonds, 11,000,000 units had a maturity date of October 18, 1999 and a 2.3% annual interest rate. Semi-annual interest payments under these bonds were made on April 18 and October 18 of each year. The remaining 1,000,000 units matured in October 2000. We also currently own 17,000,000 units of SOFTBANK bonds which we purchased for (Yen) 1.7 billion in March 1999. These bonds are due March 24, 2003 and bear 3% interest. Semi-annual interest payments under these bonds are due March 24 and September 24 of each year. In each instance, we purchased the SOFTBANK bonds at the then current fair market value of these bonds and in brokered transactions.

       Issuance of Bonds to SOFTBANK in Connection with Incentive Plans. In connection with the 1998 incentive plan, we issued unsecured bonds with detachable warrants to SOFTBANK in the following amounts: on April 15, 1998,
(Yen) 412.9 million; and on June 15, 1998, (Yen) 196.6 million. We immediately fully redeemed the bonds on their dates of issuance at their face value. We also repurchased all of the detachable warrants upon issuance of each bond and immediately distributed such warrants, at the fair market price on the date of issuance, to our and our subsidiaries' participating employees.

       We issued approximately (Yen) 6 billion worth of unsecured bonds with detachable warrants to SOFTBANK, which may include affiliated companies, in connection with the 1999 incentive plan. We have also repurchased the detachable warrants and distributed them, with an exercise price equal to the fair market value of the underlying shares on the date of issuance, to our and our non-U.S. subsidiaries' employees. The bonds will bear interest at the annual rate of 2.5%. (Yen) 1.3 billion of these bonds were redeemed in 2000 and (Yen) 900 million ($6.8 million) were redeemed in June and September, 2001. To reduce interest costs, (Yen) 800 million ($6.1 million) were repurchased in September, 2001. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially. Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet.

       At the time we entered into these transactions, members of our management were members of SOFTBANK's management and remained so until March 2001.

       Investment in SoftTrend Capital. In December 1999, Trend Micro invested
(Yen) 12.5 million in SoftTrend Capital Corporation. As of April 30, 2000, Trend Micro is a 20% shareholder of SoftTrend Capital. SoftTrend Capital is indirectly owned by SOFTBANK.

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

Japanese Over-The-Counter Market

                                                         Yen Price Per Share
                                                      --------------------------
                                                       High                Low
                                                      ------              ------

1998 (from August 18) .............................    1,417                 697
1999 ..............................................   12,500               1,183
           First quarter ..........................    2,550               1,183
           Second quarter .........................    3,400               1,900
           Third quarter ..........................    6,450               2,783
           Fourth quarter .........................   12,500               7,000
2000
           First quarter ..........................   16,400               8,450
           Second quarter .........................    9,550               4,750
           Third quarter (until August 16). .......    9,200               6,700

Tokyo Stock Exchange

2000
           Third quarter (from August 17) .........    9,005               6,805
           Fourth quarter .........................    8,100               4,135

2001 ..............................................    6,375               1,670
           First quarter ..........................    6,375               3,165
           Second quarter .........................    6,290               4,500
           Third quarter ..........................    4,470               1,670
           Fourth quarter .........................    3,380               2,045

2002
           First quarter ..........................    3,670               2,935
           Second quarter .........................    3,890               3,180

Calendar Year 2002
           January ................................    3,310               2,935
           February ...............................    3,180               2,945

                                                           Yen Price Per Share
                                                        ------------------------
                                                         High               Low
                                                        ------             -----

           March ....................................    3,670             3,100
           April ....................................    3,560             3,290
           May ......................................    3,700             3,340
           June .....................................    3,890             3,180

       On June 28, 2002, the closing sale price of our shares on the Tokyo Stock Exchange was 3,350 (Yen) per share.

U.S. Market

       Certain of our shares have been traded on The Nasdaq National Market since July 8, 1999 in the form of American Depositary Shares under the symbol "TMIC." The following table shows, for the periods indicated, the high and low closing per-ADS sale price of the ADSs, retroactively taking into account the one-into-three stock split effected on September 30, 1999, the one-into-two stock split effected on March 31, 2001, and the ten-into-one ADR ratio change which take effect on July 2, 2001.

                                                          Dollar Price Per ADS
                                                        ------------------------
                                                         High              Low
                                                        -------           ------
1999 ................................................   $121.25           $23.33
           Third quarter ............................     65.63            23.33
           Fourth quarter ...........................    121.25            66.88

2000 ................................................    159.38            32.50
           First quarter ............................    159.38            82.50
           Second quarter ...........................     85.94            50.00
           Third quarter ............................     86.95            59.38
           Fourth quarter ...........................     74.38            32.50

2001 ................................................     59.38            14.50
           First quarter ............................     59.38            28.75
           Second quarter ...........................     51.50            37.40
           Third quarter ............................     34.50            14.50
           Fourth quarter ...........................     27.05            17.50

2002
           First quarter ............................     27.95            21.75
           Second quarter ...........................     30.90            24.65

Calendar Year 2002
           January ..................................     24.95            22.31
           February .................................     23.56            21.75
           March ....................................     28.60            23.50
           April ....................................     27.40            24.65
           May ......................................     29.35            26.21
           June .....................................     30.90            26.91

       On June 28, 2002, the closing sale price of the ADSs on The Nasdaq National Market was $27.44 per ADS.

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

General

        Our authorized share capital as of May 31, 2002 is 250,000,000 shares, of which 132,317,000 (taking into account the one-to-two stock split in March 31, 2001) shares are issued and 132,292,585 shares are outstanding as of the same date. Under the Japanese Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders' rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to assert shareholders' rights.

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

Dividends

        Under our Articles of Incorporation, our financial accounts will be closed on December 31 of each year and dividends, if any, will be paid to shareholders of record at December 31. In addition to year-end dividends, the Board of Directors may by resolution declare an interim cash dividend to shareholders of record as of June 30 or each year. Under the Japanese Commercial Code, however, we cannot declare or pay dividends unless specified financial criteria are met based on the amount of our stated capital and legal reserves.

Japanese Unit Share System

        In accordance with the requirements of the Japanese Commercial Code, our Articles of Incorporation provide that 500 shares constitute one "unit." The number of shares constituting a unit is not permitted to exceed 1,000 shares or one-two-hundredth (1/200) of the number of all issued shares. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

        Transferability of Shares Representing Less Than One Unit. Under the Japanese Commercial Code and the Deposit Agreement, holders of ADSs will be able to surrender ADSs and withdraw the underlying shares from deposit only in whole unit lots of one unit or larger. A holder who owns ADRs evidencing less than 500 ADSs will indirectly own less than a whole unit. Such a holder will not be able to dispose of its shares in lots of less than one unit and will not have access to the Japanese market through surrender of their ADSs and withdrawal and sale in Japan of the underlying shares. The Japanese unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

        Rights of Holder of Shares Representing Less Than One Unit to Require Trend Micro to Purchase Such Shares. A holder of shares representing less than one unit may at any time require Trend Micro to purchase such shares. Such shares will be purchased at their last reported sale price on the First Section of the Tokyo Stock Exchange on the day a request pertaining to such purchase is delivered to our transfer agent or, if no sales take place on that day, the price at which the next sale of shares is effected on the First Section of the Tokyo Stock Exchange, less applicable brokerage commissions. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, such holders will not be able to exercise this right as a practical matter.

        Other Rights of Holder of Shares Representing Less Than One Unit. Under our Articles of Incorporation, a holder of shares representing less than one unit has all the rights that a holder of shares representing a full unit of shares; except for the rights:

        .  to require us to issue share certificates;

        . to require us to issue replacement certificates for lost, stolen or destroyed share certificates; and

        .  to vote.

        Voting Rights of a Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit cannot exercise any voting rights pertaining to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each unit held.

General Meeting of Shareholders

        We normally hold our ordinary general meeting of shareholders in March of each year in Tokyo, Japan. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice. Under the Japanese Commercial Code, notice of any shareholders' meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.

        Any shareholder or group of shareholders holding at least 300 voting rights, or 1% of the total outstanding voting rights, for a continuous period of six months or longer may propose a matter for consideration at a shareholders meeting by submitting a written request to the Board of Directors at least six weeks before such meeting.

Voting Rights

        A shareholder is generally entitled to one vote per unit. In general, under the Japanese Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Commercial Code and our articles of incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by Trend Micro does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that such proxies are also shareholders who have voting rights.

        The Japanese Commercial Code provides that a quorum of the majority of outstanding voting rights must be present at a shareholders' meeting to approve any material corporate actions such as:

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

         . the taking over of the whole of the business of any other corporation; and

         . any issuance of new shares at a "specially favorable" price (or any issuance of bond with share acquisition right with "specially favorable" terms or of share acquisition right with "specially favorable" terms to persons other than shareholders.

         At least two-thirds of the voting rights represented at the meeting must approve such actions.

         The voting rights of holders of ADSs are exercised by the depositary based on instructions from such holders. An agent of the depositary is the record holder of the underlying shares.

Subscription Rights

         Holders of shares have no preemptive rights under our articles of incorporation. Under the Japanese Commercial Code, the Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks' prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

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

Transfer Agent

         UFJ Trust and Banking Co., Limited is the transfer agent for our common stock. Toyo Trust's office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. Toyo Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Repurchase by Trend Micro of Shares

         The Japanese Commercial Code, in principle, permit us to acquire, hold or dispose of our shares. We may acquire our shares on the First Section of the Tokyo Stock Exchange on which the shares are traded, through the Japanese stock exchange, if any, on which such shares are listed, by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or from our subsidiary (pursuant to a resolution of the board of directors). When such acquisition is made by us from a specific party other than our subsidiary, any shareholder may make a request directly to a representative director, five days prior to the relevant shareholders' meeting, that we acquire the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments and the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital, the accumulated legal reserve and other certain items prescribed under the law, we may not purchase such shares. We may hold the shares acquired in compliance with the provisions of the Japanese Commercial Code, and generally, may dispose of or cancel such shares by a resolution of the Board of Directors.

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

Acquisition of Shares

       Except as described below, there are no limits under Japanese law on the right of foreign investors to hold or vote our securities. Exchange non-residents who acquire from an exchange resident of Japan shares of a company, listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, are not required to file any notice prior to the acquisition. Under the Foreign Exchange and Foreign Trade Law the Minister of Finance may in some exceptional circumstances require prior approval for any such acquisition. An exchange resident who transfers shares of a listed company to an exchange non-resident for value exceeding (Yen) 100 million must file a report concerning the transfer of securities with the Minister of Finance within 20 days of the date of such transfer.

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

         Taxation of Dividends.

         Under the U.S. federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Trend Micro out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

      Taxation of Capital Gains

      Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20%. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

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

F.    Dividends and Paying Agents.

      Not applicable

G.    Statements by Experts.

      Not applicable

H.    Documents on Display.

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I.    Subsidiary Information.

      Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

      As discussed in Note 19 to the consolidated financial statements, we have a policy of not utilizing any derivative financial instruments with off-balance sheet risk. The financial instruments other than derivatives as of December 31, 2001 were cash and cash equivalents including money market funds, marketable debt and equity securities, accounts receivable and payable and short-term borrowings. Among these financial instruments, we do not have significant market sensitive instruments with significant exposure to market risk. When we acquired IpTrend, we acquired two derivative instruments which IpTrend held. We cannot currently dispose of those instruments. However, this has not altered our policy of not utilizing derivative financial statements, and we believe that neither the fair value of those instruments nor potential future losses in connection with those instruments has or will have a material impact on our financial condition.

Item 12. Description of Securities Other than Equity Securities.

      Not applicable

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. [Reserved]

        None

Item 16. [Reserved]

        None

                                    PART III

Item 17. Financial Statements.

        Not applicable

Item 18. Financial Statements.

        The information required by this item has been provided on page F-2.

Item 19. Exhibits.

           (b) Exhibits

Exhibit                                                                         Sequentially
Number                                 Document                                 Numbered Page
-------                                --------                                 -------------
 1.1*      Articles of Incorporation of Trend Micro (English translation)

 1.2*      Share Handling Regulations of Trend Micro (English translation)

 1.3 Regulations of the Board of Directors of Trend Micro (English translation)

 1.4**     Regulations of the Board of Statutory Auditors of Trend Micro
           (English translation)

 2.1**     Specimen Common Stock Certificates

 2.2*** Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American
           Depositary Receipts, including the form of American Depositary
           Receipt

 4.1****+  Basic Agreement on Continual Sale and Purchase of Goods dated October
           1, 1999, between Trend Micro Incorporated and SOFTBANK COMMERCE
           CORP., and related agreements

 8.1****   Subsidiaries of Trend Micro

* Incorporated by reference to the corresponding exhibit to Trend Micro's Form S-8 Registration Statement (File No. 333-85934) filed on April 10, 2002.
** Incorporated by reference to the corresponding exhibit to Trend Micro's annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
*** Incorporated by reference to the corresponding exhibit to Trend Micro's Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
**** Incorporated by reference to the corresponding exhibit to Trend Micro's
     Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
+    Confidential treatment granted for a portion of these documents.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      TREND MICRO INCORPORATED



                                      By: /s/ Mahendra Negi
                                         -----------------------------------
                                         Name:  Mahendra Negi
                                         Title: Representative Director
                                                Chief Financial Officer and
                                                Executive Vice President

Date: July 1, 2002

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                            Page
Report of independent accountants. .......................................................   F-2

Consolidated balance sheets at December 31, 2000 and 2001. ...............................   F-3

Consolidated statements of income for the years
ended December 31, 1999, 2000 and 2001 ...................................................   F-5

Consolidated statements of comprehensive income for the years
ended December 31, 1999, 2000 and 2001 ...................................................   F-6

Consolidated statements of shareholders' equity for the years
ended December 31, 1999, 2000 and 2001 ...................................................   F-7

Consolidated statements of cash flows for the years
ended December 31, 1999, 2000 and 2001 ...................................................   F-9

Notes to consolidated financial statements ...............................................   F-11

Financial statement schedule for the years ended December 31, 1999, 2000 and 2001:

Schedule II - Valuation and qualifying accounts. .........................................   F-38


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

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Trend Micro Kabushiki Kaisha ("Trend Micro Incorporated"):

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Trend Micro Incorporated and its consolidated subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Tokyo, Japan
June 12, 2002

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                                                       Thousands of
                                                                                          Thousands of yen             U.S. dollars
                                                                                          ----------------             ------------

                                                                                             December 31,
                                                                                       ----------------------          December 31,
                                                                                       2000              2001              2001
                                                                                       ----              ----              ----
ASSETS
Current assets:
   Cash and cash equivalents ................................................    (Yen)24,435,503    (Yen)40,782,650    $   308,959
   Time deposits ............................................................                  -             70,768            536
   Marketable securities ....................................................          1,893,475          1,847,113         13,993
   Notes and accounts receivable, trade - less
     allowance for doubtful accounts and sales returns of (Yen) 646,566
     and (Yen) 850,376 ($6,442) .............................................          8,133,700         11,430,383         86,594
   Inventories ..............................................................            318,188            238,881          1,810
   Deferred income taxes ....................................................          2,687,913          3,218,595         24,383
   Prepaid expenses and other current assets ................................            607,142            786,997          5,962
                                                                                 ---------------    ---------------    -----------

             Total current assets ...........................................         38,075,921         58,375,387        442,237
                                                                                 ---------------    ---------------    -----------

Investments and other assets:
   Securities investments ...................................................          1,335,849          1,304,489          9,882
   Investment in and advances to affiliate company ..........................            182,473             84,929            643
   Goodwill and intangibles .................................................          2,740,827          1,110,462          8,413
   Deferred income taxes ....................................................            446,004            972,201          7,366
   Other ....................................................................            570,742            868,377          6,579
                                                                                 ---------------    ---------------    -----------

                                                                                       5,275,895          4,340,458         32,883
                                                                                 ---------------    ---------------    -----------

Property and equipment:
   Office furniture and equipment ...........................................          1,536,444          2,317,359         17,556
   Other properties .........................................................            443,102          1,003,901          7,605
                                                                                 ---------------    ---------------    -----------

                                                                                       1,979,546          3,321,260         25,161
   Less:  Accumulated depreciation ..........................................           (756,898)        (1,308,386)        (9,912)
                                                                                 ---------------    ---------------    -----------

                                                                                       1,222,648          2,012,874         15,249
                                                                                 ---------------    ---------------    -----------

                                                                                 (Yen)44,574,464         64,728,719    $   490,369
                                                                                 ===============    ===============    ===========

The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                                  Thousands of U.S.
                                                                          Thousands of yen             dollars
                                                                          ----------------             -------

                                                                             December 31,
                                                                         ---------------------       December 31,
                                                                         2000             2001           2001
                                                                         ----             ----           ----
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt ...........................     (Yen) 57,200    (Yen) 3,000,000      $22,727
  Notes payable, trade ........................................          132,499            175,510        1,330
  Accounts payable, trade .....................................          796,782          1,206,486        9,140
  Accounts payable, other .....................................          517,247          1,806,527       13,686
  Withholding income taxes ....................................          120,994            264,608        2,005
  Accrued expenses ............................................          615,850          1,529,358       11,586
  Accrued income and other taxes ..............................        2,014,589          3,359,572       25,451
  Deferred revenue ............................................        5,043,425          9,342,597       70,777
  Other .......................................................          415,372            304,525        2,307
                                                                  --------------    ---------------     --------

             Total current liabilities ........................        9,713,958         20,989,183      159,009
                                                                  --------------    ---------------     --------
Long-term liabilities:
  Long term debt ..............................................        9,799,900         11,500,000       87,121
  Deferred revenue ............................................          548,225            916,873        6,946
  Accrued pension and severance costs .........................          168,032            277,488        2,102
  Other .......................................................                -            279,149        2,115
                                                                  --------------    ---------------     --------

                                                                      10,516,157         12,973,510       98,284
                                                                  --------------    ---------------     --------

Shareholders' equity:
  Common stock
    Authorized
    - 2000 250,000,000 shares ((Yen)50 par value)
    - 2001 250,000,000 shares (no par value)
    Issued
    - 2000 131,120,842 shares .................................        6,183,266
    - 2001 132,052,284 shares                                                             6,833,678       51,770
  Additional paid-in capital ..................................       11,631,591         12,144,908       92,007
  Legal reserve ...............................................          149,991            149,991        1,136
  Retained earnings ...........................................        6,745,769         11,127,585       84,300
  Accumulated other comprehensive income -
    Net unrealized gain (loss) on debt and equity securities ..         (168,277)          (310,480)      (2,352)
    Cumulative translation adjustments ........................         (169,616)           848,873        6,431
                                                                  --------------    ---------------     --------

                                                                        (337,893)           538,393        4,079
                                                                  --------------    ---------------     --------

   Treasury stock, at cost (2000 - 5,262 shares; 2001
    - 9,102 shares) ...........................................          (28,375)           (28,529)        (216)
                                                                  --------------    ---------------     --------

                                                                      24,344,349         30,766,026      233,076
                                                                  --------------    ---------------     --------

Commitments and contingent liabilities ........................                -                  -            -
                                                                               -                  -            -

             Total liabilities and shareholders' equity .......  (Yen)44,574,464         64,728,719      490,369
                                                                  ==============    ===============     ========

The accompany notes are an integral part of these statements.

                           TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                                Thousands of
                                                                          Thousands of yen                      U.S. dollars
                                                                          ----------------                      ------------



                                                                       Years ended December 31,                  Year ended
                                                              -----------------------------------------          December 31,
                                                              1999              2000               2001             2001
                                                              ----              ----               ----             ----
Net sales ............................................. (Yen)13,633,170     (Yen)20,070,366    (Yen)31,326,321   $   237,321
Cost of sales .........................................         481,574           1,474,689          1,898,971        14,387
                                                         --------------     ---------------     --------------       -------

   Gross profit .......................................      13,151,596          18,595,677         29,427,350       222,934
                                                         --------------     ---------------     --------------       -------
Operating expenses:
   Selling ............................................       3,453,296           5,445,167          7,177,519        54,375
   Research and development ...........................         994,340           2,043,480          2,755,200        20,873
   General and administrative .........................       4,772,038           5,303,661          9,725,458        73,678
   Goodwill amortization ..............................               -             276,286                  -             -
   Goodwill write-off .................................               -                   -          2,253,559        17,072
                                                         --------------     ---------------         ----------       -------

                                                              9,219,674          13,068,594         21,911,736       165,998
                                                         --------------     ---------------     --------------       -------

   Operating income ...................................       3,931,922           5,527,083          7,515,614        56,936
                                                         --------------     ----------------    --------------       -------

Other income (expenses):
   Interest income ....................................         148,487             241,133            393,254         2,979
   Interest expense ...................................         (66,526)           (220,960)          (296,625)       (2,247)
   Gain on sales of marketable securities .............         280,532             119,650             19,975           151
   Foreign exchange gain (loss), net ..................        (174,921)            283,305            585,671         4,437
   Other income (expense), net ........................        (120,298)            941,500           (461,312)       (3,494)
                                                         --------------     ---------------     --------------       -------

                                                                 67,274           1,364,628            240,963         1,826
                                                         --------------     ---------------     --------------       -------

Income before income taxes, minority interest and
   equity in loss of affiliated companies .............       3,999,196           6,891,711          7,756,577        58,762
                                                         --------------     ---------------     --------------       -------
Income taxes:
   Current ............................................       2,538,455           4,701,426          4,214,459        31,928
   Deferred ...........................................        (688,988)         (1,578,889)          (973,338)       (7,374)
                                                         --------------     ---------------     --------------       -------

                                                              1,849,467           3,122,537          3,241,121        24,554
                                                         --------------     ---------------     --------------       -------

Income before minority interest and equity in
   losses of affiliated companies .....................       2,149,729           3,769,174          4,515,456        34,208
                                                         --------------     ---------------     --------------       -------

Minority interest in income of a consolidated
   subsidiary .........................................               -               6,845                  -             -
                                                         --------------     ---------------     --------------       -------

Income from consolidated companies ....................       2,149,729           3,762,329          4,515,456        34,208
Equity in losses of affiliated companies ..............           2,356              87,672            129,544           981
                                                         --------------     ---------------     --------------       -------

Net income ............................................  (Yen)2,147,373      (Yen)3,674,657     (Yen)4,385,912       $33,227
                                                         ==============     ===============      =============       =======

                                                               Yen                  Yen                 Yen       U.S. dollars
                                                               ---                  ---                 ---       ------------
Per share data:
   Net income  - basic ................................      (Yen)16.90          (Yen)28.18         (Yen)33.33         $0.25
               - diluted ..............................           16.42               27.53              33.02          0.25
   Cash dividends .....................................            1.67                  --                 --            --

The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                                                                   Thousands of U.S.
                                                                                Thousands of yen                        dollars
                                                                                ----------------                        -------



                                                                             Years ended December 31,                   Year ended
                                                                      --------------------------------------           December 31,
                                                                      1999            2000              2001               2001
                                                                      ----            ----              ----               ----
Net income...................................................  (Yen)2,147,373    (Yen)3,674,657    (Yen)4,385,912        $33,227
                                                               --------------    --------------    --------------        -------
Other comprehensive income (loss), net of tax:
 Unrealized gain (loss) on debt and equity securities:
   Unrealized holding gains (losses) arising
    during period............................................         168,711          (560,025)         (194,274)        (1,472)
   Less reclassification adjustment for losses(gains)
    included in net income...................................        (204,017)         (119,649)               61              1
                                                               --------------    --------------    --------------        -------

                                                                      (35,306)         (679,674)         (194,213)        (1,471)
 Foreign currency translation adjustments....................        (354,466)          463,372         1,018,489          7,716
                                                               --------------    --------------    --------------        -------

Other comprehensive income, before tax.......................        (389,772)         (216,302)          824,276          6,245

Income tax expense related to items of other
 comprehensive income........................................          16,630           295,475            52,010            394
                                                               --------------    --------------    --------------        -------

Other comprehensive income, net of tax.......................        (373,142)           79,173           876,286          6,639
                                                               --------------    --------------    --------------        -------

Comprehensive income.........................................  (Yen)1,774,231    (Yen)3,753,830    (Yen)5,262,198        $39,866
                                                               ==============    ==============    ==============        =======

The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                                   Thousands of U.S.
                                                                               Thousands of yen                         dollars
                                                                               ----------------                         -------

                                                                            Years ended December 31,                   Year ended
                                                                   -----------------------------------------          December 31,
                                                                   1999               2000              2001              2001
                                                                   ----               ----              ----              ----
Common stock:
 Balance at beginning of year ..............................  (Yen)5,081,714     (Yen)5,414,660    (Yen)6,183,266       $46,842
 Transfer of additional paid-in capital to common stock ....               -                  -           170,900         1,295
 Exercise of stock purchase warrants........................         332,946            768,606           479,512         3,633
                                                              --------------     --------------    --------------       -------

 Balance at end of year ....................................       5,414,660          6,183,266         6,833,678        51,770
                                                              --------------     --------------         ---------        ------

Additional paid-in capital:
 Balance at beginning of year ..............................       7,735,744          9,198,712        11,631,591        88,118
 Tax benefit from exercise of non-qualified
  stock warrants ...........................................       1,048,435          1,702,289           211,985         1,606
 Transfer of additional paid-in capital to common stock ....               -                  -          (170,900)       (1,295)
 Gain (loss) on sales of treasury stock, net of tax ........          76,187            (39,013)           (7,766)          (58)

 Exercise of stock purchase warrants........................         338,346            769,603           479,998         3,636
                                                              --------------     --------------    --------------       -------

 Balance at end of year ....................................       9,198,712         11,631,591        12,144,908        92,007
                                                              --------------     --------------    --------------       -------

Legal reserve:
 Balance at beginning of year ..............................         129,157            149,991           149,991         1,136
 Transfers from retained earnings ..........................          20,834                  -                 -             -
                                                              --------------                  -                 -             -

 Balance at end of year ....................................         149,991            149,991           149,991         1,136
                                                              --------------     --------------    --------------       -------

Deferred compensation:
 Balance at beginning of year ..............................        (481,331)          (101,528)                -             -
 Amortization of deferred compensation related
  to stock warrants ........................................         379,803            101,528                 -             -
                                                              --------------     --------------    --------------       -------

 Balance at end of year ....................................        (101,528)                 -                 -             -
                                                              --------------     --------------    --------------       -------

Retained earnings:
 Balance at beginning of year ..............................       1,164,100          3,082,302         6,745,769        51,104
 Net income ................................................       2,147,373          3,674,657         4,385,912        33,227
 Stock issue costs, net of tax..............................               -            (11,190)           (4,096)          (31)
 Transfers to legal reserve ................................         (20,834)                 -                 -             -
 Cash Dividends ............................................        (208,337)                 -                 -             -

 Balance at end of year ....................................       3,082,302         6 ,745,769        11,127,585        84,300
                                                              --------------     --------------    --------------       -------

Net unrealized gain (loss) on debt and equity securities:
 Balance at beginning of year ..............................         234,598            215,922          (168,277)       (1,275)
 Net change during the year ................................         (18,676)          (384,199)         (142,203)       (1,077)
                                                              --------------     --------------    --------------       -------

 Balance at end of year ....................................         215,922           (168,277)         (310,480)       (2,352)
                                                              ==============     ==============    ==============       =======

The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Cumulative translation adjustments:
 Balance at beginning of year ........         (278,522)         (632,988)           (169,616)      (1,285)
 Aggregate translation adjustments
 for the year ........................         (354,466)          463,372           1,018,489        7,716
                                        ---------------   ---------------     ---------------     --------

 Balance at end of year ..............         (632,988)         (169,616)            848,873        6,431
                                        ---------------   ---------------     ---------------     --------

Treasury stock, at cost:
 Balance at beginning of year ........          (12,880)          (17,138)            (28,375)        (214)
 Purchases of treasury stock .........       (1,260,011)       (1,573,609)           (398,857)      (3,022)
 Sales of treasury stock .............        1,255,753         1,562,372             398,703        3,020
                                        ---------------   ---------------     ---------------     --------

 Balance at end of year ..............          (17,138)          (28,375)            (28,529)        (216)
                                        ---------------   ---------------     ---------------     --------

      Total shareholders' equity .....  (Yen)17,309,933   (Yen)24,344,349     (Yen)30,766,026     $233,076
                                        ===============   ===============     ===============     ========

The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                 Thousands of
                                                                            Thousands of yen                     U.S. dollars
                                                                            ----------------                     ------------


                                                                         Years ended December 31,
                                                               -----------------------------------------          Year ended
                                                                                                                 December 31,
                                                               1999                2000             2001             2001
                                                               ----                ----             ----             ----
Cash flows from operating activities:
 Net income .........................................    (Yen) 2,147,373      (Yen)3,674,657   (Yen)4,385,912      $33,227
 Adjustments to reconcile net income to net cash
  provided by operating activities -
   Amortization of deferred compensation related to
    stock warrants ..................................            379,803             101,528                -            -
   Depreciation and amortization ....................            428,238           1,014,281        3,604,342       27,306
   Pension and severance costs, less payments .......             58,579              40,361          103,576          785

   Deferred income taxes ............................           (688,988)         (1,578,889)        (973,338)      (7,374)
   Gain on sales of marketable securities ...........           (280,532)           (119,650)         (19,975)        (151)

   Equity in losses of affiliated companies .........              2,356              87,672          129,544          981
   Changes in assets and liabilities:
    Increase in deferred revenue ....................          1,123,053           2,975,760        4,141,118       31,372
    Increase in accounts receivable,
      net of allowances .............................         (1,945,194)         (1,849,641)      (2,660,035)     (20,152)
    (Increase) decrease in inventories ..............               (541)           (234,841)          87,290          661
    Increase in notes and
      accounts payable trade ........................            377,869              51,234          360,097        2,728
    Increase in accrued income and other taxes ......            273,696           1,141,049        1,336,964       10,129
    (Increase) decrease in other current assets .....           (370,227)            425,223         (132,105)      (1,001)
    Increase (decrease) in accounts payable, other ..            (42,540)           (133,267)         832,287        6,305
    Increase in other current liabilities ...........                  -              62,997        1,192,476        9,033
    Decrease (increase) in other assets .............             23,729             268,804         (526,330)      (3,987)
     Other ..........................................              1,192             158,555          378,408        2,867
                                                             -----------         -----------      -----------   ----------
       Net cash provided by
         operating activities .......................          1,487,866           6,085,833       12,240,231       92,729
                                                             -----------         -----------      -----------   ----------

Cash flows from investing activities:
 Payments for purchases of fixed assets .............           (620,218)           (876,964)      (1,760,235)     (13,335)
 Payments for acquisitions of software ..............           (185,455)           (488,577)        (969,360)      (7,344)
 Proceeds from sales of marketable securities .......          2,388,480             239,486        2,811,975       21,303
 Proceeds from maturities of marketable securities ..          1,101,846             100,000                -            -
 Payments for purchases of marketable securities and
  security investments ..............................         (5,264,042)           (407,012)      (2,897,926)     (21,954)
 Acquisition, net of cash acquired ..................                  -          (2,508,248)               -            -
 Investments in affiliated companies ................            (72,500)           (200,000)         (32,000)        (242)
 Payments for time deposit ..........................                  -                   -          (70,768)        (536)
 Other ..............................................                 92                   -                -            -
                                                         ---------------     ---------------  ---------------   ----------

       Net cash used in investing activities.........    (Yen)(2,651,797)    (Yen)(4,141,315) (Yen)(2,918,314)  ($)(22,108)
                                                         ---------------     ---------------  ---------------   ----------

The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                       Thousands of
                                                                                  Thousands of yen                     U.S. dollars
                                                                                  ----------------                     ------------


                                                                               Years ended December 31,                 Year ended
                                                                       ----------------------------------------         December 31,
                                                                       1999              2000              2001             2001
                                                                       ----              ----              ----             ----
Cash flows from financing activities:
 Issuance of common stock pursuant to exercise of stock
   warrants ..................................................           671,292         1,527,019           955,414         7,238
 Tax benefit from exercise of non-qualified stock warrants ...         1,048,435         1,702,289           211,985         1,606
 Proceeds from issuance of bonds .............................         6,000,000         5,000,000        12,500,000        94,697
 Purchase of  treasury bonds .................................                 -                 -        (6,812,000)      (51,606)
 Redemption of bonds .........................................                 -        (1,300,000)         (900,000)       (6,818)
 Decrease in short-term borrowings ...........................                 -          (226,000)                -             -
 Decrease in long-term borrowings ............................                 -          (127,685)         (157,100)       (1,190)
 Purchase of / proceeds from sales of treasury stock, net ....           (70,600)          (78,617)          (13,556)         (103)
 Dividends paid ..............................................          (208,337)                -                 -             -
  Other ......................................................           141,415            (1,426)             (943)           (7)
                                                                 ---------------   ---------------   ---------------      --------

Net cash provided by financing activities ....................         7,582,205         6,495,580         5,783,800        43,817
                                                                 ---------------   ---------------   ---------------      --------

Effect of exchange rate changes on cash and cash
 equivalents .................................................          (165,870)          346,524         1,241,430         9,404
                                                                 ---------------   ---------------   ---------------      --------

Net increase in cash and cash equivalents ....................         6,252,404         8,786,622        16,347,147       123,842
Cash and cash equivalents at beginning of year ...............         9,396,477        15,648,881        24,435,503       185,117
                                                                 ---------------   ---------------   ---------------      --------

Cash and cash equivalents at end of year. ....................   (Yen)15,648,881   (Yen)24,435,503   (Yen)40,782,650      $308,959
                                                                 ===============   ===============   ===============      ========

The accompanying notes are an integral part of these statements.

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of operations

Trend Micro Incorporated (the "parent company") and its subsidiaries (collectively "the Company") are primarily engaged in the development, production and sale of anti-virus software and providing management solutions for corporate computer systems. The Company develops its software in Japan, Taiwan, the United States, Germany, UK and China, and its products are marketed by sales subsidiaries throughout the world.

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

   (1) Significant accounting policies:

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

       Revenue recognition

       The Company recognizes revenue from software product licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Delivery generally occurs when product is shipped or electronically delivered. The Company estimates and recognizes allowances for doubtful accounts and sales returns at the time the related sale is recognized and treats them as revenue reductions. The portion of the license fee attributable to post- contract support services which includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service centers is deferred and recognized as revenue over the license agreement term. Royalty revenues are recognized as earned unless collection of the related receivables is not assured. When collection is not assured, revenues are recognized when payments are received.

       Pursuant to the Security and Exchange Commission's Staff Accounting Bulletin ("SAB") No.101, "Revenue Recognition in Financial Statements", the Company reviewed its accounting policies for the recognition of revenue. SAB No. 101 was required to be implemented in fourth quarter 2000. SAB No.101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The Company's historical policies for revenue recognition are consistent with the views expressed within SAB 101.

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

       Inventories

       Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

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

    Derivative financial instruments

    The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

    However ipTrend which was acquired in 2000 had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements which did not qualify for hedge accounting were marked to market.

    On January 1, 2001, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standard ("FAS") No.133 "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." FAS No.133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No.133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The adoption of the new standard did not have an effect on the Company's financial position and results of operations.

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

    Free distribution of common stock

    On occasion, the Company made a free distribution of common stock to its shareholders which was accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders' meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

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

    Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

(2) Recent pronouncements:

    Business combinations and goodwill and intangible assets -

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("FAS") No.141 "Business Combinations" which supersedes Accounting Principles Board Opinion ("APB") No.16 "Business Combinations" and FAS No.142, "Goodwill and Intangible Assets" which supersedes APB No.17 "Intangible Assets." FAS No. 141 requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method which was previously permitted under APB No.16, for business combinations initiated after June 30, 2001. FAS No.141 also refines the definition of intangible assets acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules.

    FAS No.142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The new rules also prohibit the amortization of goodwill associated with business combinations that close after June 30, 2001.

       These new requirements will impact future period net income by an amount adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. Although FAS No. 142 requires to perform an initial transition impairment test in 2002, the Company did not have any goodwill balances as of December 31, 2001.

       Impairment or disposal of long-lived assets -

       In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS No. 144 addresses significant issues relating to the implementation of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting model, based on the framework established in FAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The standard was adopted on January 1, 2002, and is not expected to have a material effect on the Company's results of operations and financial position.

       Accounting for asset retirement obligations -

       In August 2001, the FASB issued FAS No. 143, "Accounting for Assets Retirement Obligations." SFAS No. 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. The standard is effective January 1, 2003. The Company is reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

       FAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" -

       In April 2002, the FASB issued FAS No. 145, effective for the fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. The Company is now in the process of assessing the impact that the statement will have on the Company's results of operations and financial position.

(3) Reclassifications

       Certain prior year amounts have been reclassified to conform to the 2001 presentation.

3.      U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at December 31, 2001 ((Yen)132.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4.      Acquisition and divesture

In February 2000, the company acquired a controlling interest in ipTrend Incorporated ("ipTrend") for the purpose of making inroads into UNIX-based operating systems, and Internet platform technology, especially into Linux systems. ipTrend effectively became a wholly owned subsidiary upon acquisition of the remaining minority interest in November 2000.The total purchase price was (Yen) 2,800,000 thousand and (Yen) 2,527,636 thousand was allocated to goodwill. However, based on a revaluation of the Company's strategy for ipTrend's business and the performance of ipTrend, the Company decided to curtail ipTrend's business. ipTrend was liquidated in December 2001 after transferring the main business of ipTrend to IPSQUARE, an unrelated third party, and the Security Appliance Server business to the parent company in August 2001. The assets of (Yen) 40, 000 thousand ($303 thousand) and the liabilities of
(Yen) 29,000 thousand ($220 thousand) were transferred to or assumed by IPSQUARE at their carrying amount without any gain or loss on the transaction. As a result of the curtailment of ipTrend's business, the Company wrote off the unamortized goodwill balance of (Yen) 2,253,559 thousand ($17,072 thousand). Goodwill amortization of (Yen) 276,286 thousand and the write-off of (Yen) 2,253,559 thousand ($17,072 thousand) are included in operating income for the year ended December 31, 2000 and 2001, respectively.

5. Reconciliation of the difference between basic and diluted net income per share ("EPS")

Reconciliation of the differences between basic and diluted EPS for the years ended December 31, 1999, 2000 and 2001, is as follows:

                                                           Thousands        Thousands
                                                            of yen          of shares        Yen
                                                            ------          ---------        ---

                                                                            Weighted-
                                                              Net            average
                                                             income           shares        EPS
                                                             ------           ------        ---
For the year ended December 31, 1999

Basic EPS:
 Net income available to common stock holders .........  (Yen)2,147,373      127,100     (Yen)16.90
                                                         --------------      -------     ----------

Effect of dilutive securities:
 Shares issuable from assumed exercise of
  stock warrants ......................................               -        3,653
                                                         --------------      -------

Diluted EPS:
 Net income for computation. ..........................  (Yen)2,147,373      130,753     (Yen)16.42
                                                         ==============      =======     ==========

                                                           Thousands        Thousands
                                                            of yen          of shares         Yen
                                                            ------          ---------         ---

                                                                            Weighted-
                                                              Net            average
                                                             income          shares          EPS
                                                             ------          ------          ---
For the year ended December 31, 2000

Basic EPS:
 Net income available to common stock holders .........  (Yen)3,674,657      130,389     (Yen)28.18
                                                         --------------      -------     ----------

Effect of dilutive securities:
 Shares issuable from assumed exercise of
  stock warrants ......................................               -        3,066
                                                         --------------      -------
Diluted EPS:
 Net income for computation............................  (Yen)3,674,657      133,455     (Yen)27.53
                                                         ==============      =======     ==========


                                                           Thousands        Thousands
                                                            of yen          of shares         Yen        Dollars
                                                            ------          ---------         ---        -------

                                                                            Weighted-
                                                              Net            average
                                                             income          shares           EPS          EPS
                                                             ------          ------           ---          ---
For the year ended December 31, 2001

Basic EPS:
 Net income available to common stock holders .........  (Yen)4,385,912      131,595      (Yen)33.33      $0.25
                                                         --------------      -------      ----------      -----

Effect of dilutive securities:
 Shares issuable from assumed exercise of stock
  warrants ............................................               -        1,237
                                                         --------------      -------

Diluted EPS:
 Net income for computation............................  (Yen)4,385,912      132,832      (Yen)33.02      $0.25
                                                         ==============      =======      ==========      =====

6.    Cash and cash equivalents

 Cash and cash equivalents as of December 31, 2000 and 2001 comprised:


                                                                                                                Thousands of
                                                                                  Thousands of yen              U.S. dollars
                                                                                  ----------------              ------------

                                                                                     December 31,
                                                                              ------------------------           December 31,
                                                                              2000                2001               2001
                                                                              ----                ----               ----
Cash.................................................................   (Yen) 14,388,599     (Yen)23,985,112       $181,705
Time deposits with original maturities of three months or less ......         10,046,873          16,797,538        127,254
Money market funds...................................................                 31                   -              -
                                                                       ----------------     ---------------        --------

                                                                        (Yen) 24,435,503     (Yen)40,782,650       $308,959
                                                                        ================     ===============       ========

7.      Supplemental cash flow information

Cash payments for income taxes were (Yen) 2,247,816 thousand, (Yen) 1,827,638 thousand and (Yen) 2,817,748 thousand ($21,347 thousand) for the years ended December 31, 1999, 2000 and 2001, respectively; in these respective periods, interest payments were (Yen) 2,417 thousand, (Yen) 217,922 thousand and (Yen) 284,433 thousand ($ 2,155 thousand).

8.      Marketable securities

Cash equivalents, marketable securities and securities investments include money market funds, mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to "available-for-sale" investments as of December 31, 2000 and 2001, were as follows:

                                                        Thousands of yen
                                                        ----------------

                                                        December 31, 2000
                                   ----------------------------------------------------------------

                                                        Gross unrealized
                                                        ----------------

                                   Cost             Gains            Losses            Fair value
                                   ----             -----            ------            ----------
Available for sale:
 Money market funds .......   (Yen)       31      (Yen)     -     (Yen)      -       (Yen)       31
 Mutual funds .............          970,802                -           32,747              938,055
 Equity securities ........          825,344                -          245,124              580,220
 Debt securities ..........        1,700,000           11,050                -            1,711,050
                              --------------      -----------     ------------       --------------

    Total .................   (Yen)3,496,177      (Yen)11,050     (Yen)277,871       (Yen)3,229,356
                              ==============      ===========     ============       ==============

                                                        Thousands of yen
                                                        ----------------

                                                        December 31, 2001
                                   ----------------------------------------------------------------

                                                        Gross unrealized
                                                        ----------------

                                   Cost             Gains            Losses            Fair value
                                   ----             -----            ------            ----------
Available for sale:
 Mutual funds .............    (Yen) 960,806      (Yen)     -     (Yen)253,417       (Yen)  707,389
 Equity securities ........          951,830                -          254,537              697,293
 Debt securities ..........        1,700,000           46,920                -            1,746,920
                              --------------      -----------     ------------       --------------

    Total .................   (Yen)3,612,636      (Yen)46,920     (Yen)507,954       (Yen)3,151,602
                              ==============      ===========     ============       ==============

                                                    Thousands of U.S. dollars
                                                    -------------------------

                                                        December 31, 2001
                                   ----------------------------------------------------------------

                                                        Gross unrealized
                                                        ----------------

                                   Cost             Gains            Losses            Fair value
                                   ----             -----            ------            ----------
Available for sale:
 Mutual funds .............          $ 7,279       $        -          $ 1,920              $ 5,359
 Equity securities ........            7,211                -            1,928                5,283
 Debt securities ..........           12,879              355                -               13,234
                                     -------       ----------          -------              -------

    Total .................          $27,369       $      355          $ 3,848              $23,876
                                     =======       ==========          =======              =======

The "available-for sale" debt securities were issued by SOFTBANK, a related party of the Company, and the maturity date of the securities is March 24, 2003. The cost and fair value of the securities at December 31, 2001 were
(Yen)1,700,000 thousand ($12,879 thousand) and (Yen)1,746,920 thousand ($13,234 thousand), respectively.

The net unrealized gain on "available-for-sale" securities included in the separate component of shareholders' equity, net of applicable taxes, decreased by (Yen)18,676 thousand, (Yen)384,199 thousand and (Yen)142,203 thousand ($1,077 thousand) in the years ended December 31, 1999, 2000, and 2001 respectively.

   Proceeds from sales of "available-for-sale" securities for the years ended December 31, 1999, 2000 and 2001 were (Yen)2,388,480 thousand, (Yen)239,486 thousand and (Yen)2,811,975 thousand ($21,303 thousand), respectively. Grossrealized gains on sales of "available-for-sale" securities for the year ended December 31, 1999, 2000 and 2001 were (Yen)280,532 thousand, (Yen)119,650 thousand, and (Yen)19,975 thousand ($ 151 thousand) respectively.

9.      Inventories

        Inventories as at December 31, 2000 and 2001 consist of the following:

                                                                    Thousands of
                                      Thousands of yen              U.S. dollars
                                      ----------------              ------------

                                        December 31,
                                        ------------                December 31,
                                   2000                2001             2001
                                   ----                ----             ----
Finished goods ..........      (Yen)171,231        (Yen)172,143        $1,304
Raw materials ...........           146,957              20,698           157
Work in process .........                 -              46,040           349
                                -----------        ------------        ------
                               (Yen)318,188        (Yen)238,881        $1,810
                                ===========        ============        ======

10.  Investments in affiliated companies

The investees accounted for using the equity method are NTT Data Security Corporation (20.0%) and SOFT TREND CAPITAL CORPORATION (20.0%) at December 31, 1999, NTT Data Security Corporation, SOFT TREND CAPITAL CORPORATION and JCN Co Ltd. (24.4%) at December 31, 2000, and NTT Data Security Corporation, SOFT TREND CAPITAL CORPORATION, JCN Co Ltd. and Net Star Inc.(40.0%) at December 31, 2001.

       Summarized financial information of the affiliated companies accounted for using the equity method is shown below:



                                                                              Thousands of
                                                                              U.S. dollars
                                                     Thousands of yen         ------------
                                             -------------------------------
                                                       December 31,
                                             -------------------------------   December 31,
                                                   2000             2001           2001
                                                   ----             ----           ----


Current assets ...........................   (Yen)2,081,103   (Yen)1,442,004      $10,924
Non-current assets including
  property, plant and equipment ..........        1,129,182          913,928        6,924
                                             --------------    -------------      -------

   Total assets ..........................   (Yen)3,210,285   (Yen)2,355,932      $17,848
                                             ==============   ==============      =======

Current liabilities ......................   (Yen)2,702,376   (Yen)2,234,428      $16,927
Long-term liabilities ....................                -            5,539           42
Shareholders' equity .....................          507,909          115,965          879
                                             --------------    -------------      -------
   Total liabilities and
     shareholders' equity ................   (Yen)3,210,285   (Yen)2,355,932      $17,848
                                             ==============   ==============      =======

                                                                                   Thousands of
                                                                                   U.S. dollars
                                               Thousands of yen                    ------------
                               ------------------------------------------------         Year
                                           Years ended December 31,                    ended
                               ------------------------------------------------    December 31,
                                    1999             2000              2001            2001
                                    ----             ----              ----            ----
Sales.......................   (Yen)  553,500   (Yen)1,624,782   (Yen)1,740,142      $13,183
                               ==============   ==============   ==============      =======
Net loss....................   (Yen)   11,778   (Yen)  318,966    (Yen) 490,828      $ 3,718
                               ==============   ==============   ==============      =======

A summary of transactions and balances with the affiliated companies accounted for using the equity method is presented below:

                                                                                   Thousands of
                                                                                   U.S. dollars
                                               Thousands of yen                    ------------
                               ------------------------------------------------        Year
                                            Years ended December 31,                   ended
                               ------------------------------------------------    December 31,
                                    1999             2000              2001            2001
                                    ----             ----              ----            ----
Sales                          (Yen)       -    (Yen)  196,517   (Yen)  150,086      $-1,137
                               ==============   ==============   ==============      =======
Purchases                      (Yen)  960,806   (Yen)        -   (Yen)  138,390      $ 1,048
                               ==============   ==============   ==============      =======

                                                        Thousands of yen           Thousands of
                                                -------------------------------    U.S. dollars
                                                          December 31,             ------------
                                                -------------------------------    December 31,
                                                     2000              2001            2001
                                                     ----              ----            ----
   Notes and accounts receivable, trade......  (Yen)   182,347   (Yen)   20,923      $   159
                                                ==============   ==============      =======
   Other receivables.........................  (Yen)         -   (Yen)        -      $     -
                                                ==============   ==============      =======
   Accounts payable, trade...................  (Yen)         -   (Yen)    4,519      $    34
                                                ==============   ==============      =======
   Accounts payable, Other...................  (Yen)         -   (Yen)  134,085      $ 1,016
                                                ==============   ==============      =======

11.  Goodwill and intangibles

Goodwill and Intangibles comprise the following:

                                                                                            Thousands of
                                                               Thousands of yen             U.S. dollars
                                                               ----------------             ------------

                                                                  December 31,
                                                             ----------------------         December 31,
                                                             2000              2001             2001
                                                             ----              ----             ----
       Goodwill .....................................  (Yen) 2,527,637   (Yen)         -     $      -
       Software development costs. ..................          468,456         1,233,029        9,341
       Purchased software rights ....................          144,093                 -            -
       Other ........................................          231,412           490,612        3,717
                                                       ---------------   ---------------     --------

                                                             3,371,598         1,723,641       13,058
       Less - Accumulated amortization ..............         (630,771)         (613,179)      (4,645)
                                                       ---------------   ---------------     --------

                                                       (Yen) 2,740,827   (Yen) 1,110,462     $  8,413
                                                       ===============   ===============     ========


12.  Research and development costs and software development costs

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen) 994,340 thousand, (Yen) 2,043,480 thousand and (Yen) 2,755,200 thousand ($20,873 thousand) for the years ended December 31, 1999, 2000 and 2001, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in Note 11 above) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

                                                                                                                     Thousands of
                                                                            Thousands of yen                         U.S. dollars
                                                                            ----------------                         ------------


                                                                        Years ended December 31,                       Year ended
                                                                -----------------------------------------            December 31,
                                                                1999              2000               2001                2001
                                                                ----              ----               ----                ----
      Software development costs, net of
       accumulated amortization:
        Balance at beginning of year. .................    (Yen) 250,734     (Yen) 304,897       (Yen) 345,293         $ 2,616
        Additions, at cost. ...........................          185,455           488,577             969,360           7,344
        Amortization for the year .....................         (131,292)         (448,181)           (494,584)         (3,747)
                                                           -------------     -------------       -------------         -------

        Balance at end of year ........................    (Yen) 304,897     (Yen) 345,293       (Yen) 820,069         $ 6,213
                                                           =============     =============       =============         =======

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

       Since March 2000 when Softbank America, Inc. sold the remaining 6,300,000 shares, SOFTBANK and its affiliates have not not had equity ownership interest in the Company.

       Distribution

       Based on the October 1999 distribution agreement between the Company and SOFTBANK COMMERCE, an indirect wholly-owned subsidiary of SOFTBANK, SOFTBANK COMMERCE was granted a non-exclusive right to distribute all of the Company's anti-virus software products in Japan. Individual sales of products to SOFTBANK COMMERCE under the agreements have been effected on a purchase-order basis. SOFTBANK COMMERCE has been the most significant distributor of the Company and net sales to SOFTBANK COMMERCE represent 18.0%, 17.5% and 23.5% of total net sales to external customers for the year ended December 31, 1999, 2000 and 2001, respectively.

       Purchase of bonds

       Between October 1998 and December 1998, the Company purchased in the public market an aggregate of 12,000,000 units of 2.3% yen bonds issued by SOFTBANK for a total purchase price of (Yen)1,200,826 thousand. 11,000,000 units were redeemed on October 18, 1999 and remaining 1,000,000 units were redeemed on October 18, 2000. In March 1999, the Company purchased in the public market an aggregate of 17,000,000 units of 3% yen bonds due March 24, 2003 issued by SOFTBANK for (Yen)1,700,000 thousand.

       Investment

       In December 1999, the Company invested (Yen)12.5 million in SoftTrend Capital Corporation in which majority of equity ownership interests were indirectly held by SOFTBANK. At December 31, 2000, the Company has a 20% equity ownership interest in SoftTrend Capital Corporation. The investment was accounted for using the equity method.

       Account balances and transactions with SOFTBANK and its affiliated company are as follows:

                                                                          Thousands of yen                     Thousands of

                                                                            December 31,                       U.S. dollars
                                                                            -----------                        ------------

                                                                                                               December 31,
                                                            1999              2000              2001              2001
                                                            ----              ----              ----              ----
Accounts receivable, trade ..........................   (Yen)  852,004    (Yen) 1,072,768     (Yen)4,074,617      $30,868
Securities investments ..............................        1,800,460          1,711,050          1,746,920       13,234
Accounts payable, other .............................           18,943             16,435            217,334        1,646
Net sales for the year ..............................        2,453,538          3,507,641          7,356,441       55,731
Purchases and expenses for the year .................                -             69,104             43,545          330
Interest income on security investments .............           82,608             53,113             51,000          386

The Company believes that each of these transactions was negotiated on an arm's length basis on terms no less favorable to it than would have been available from third parties.

The Company made rebate payments to SOFTBANK amounting to (Yen)97,758 thousand,
(Yen)71,545 thousand and (Yen) 221,896 thousand ($1,681 thousand) for the years ended December 31, 1999, 2000 and 2001, respectively. These rebate amounts were determined based on SOFTBANK's achievement of sales targets as per the distribution agreements. The rebate payments were recorded as deductions from sales revenue on an accrual basis.

14.  Short-term borrowings and long-term debt

At December 31, 2001, the Company had unused lines of credit amounting to
(Yen)800,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

                                                                      Thousands of yen              Thousands of

                                                                         December 31,               U.S. dollars
                                                                         -----------                ------------

                                                                                                    December 31,
                                                                   2000                  2001           2001
                                                                   ----                  ----           ----
Bank loans:
    Unsecured bank loan of a consolidated
     subsidiary due 2001 with a weighted
     average interest rate of 2.175% per
     annum ...............................................    (Yen)    57,200        (Yen)      -        $    -
    Unsecured bank loan of a consolidated
     subsidiary due 2003 with a weighted
     average interest rate of 2.175% per
     annum ...............................................             99,900                   -             -
Bonds:
    Unsecured 2.5% bonds, due 2002 with
     detachable warrants .................................          4,700,000           3,800,000        28,788
    Unsecured 2.1% bonds, due 2003 with
     detachable warrants .................................          5,000,000           5,000,000        37,879
    Unsecured 1.75% bonds, due 2004 with
     detachable warrants .................................                  -           5,000,000        37,879
    Unsecured 1.50% bonds, due 2004 with
     detachable warrants .................................                  -           1,500,000        11,363
    Unsecured 1.75% bonds, due 2004 with
     detachable warrants .................................                  -           6,000,000        45,455
                                                              ---------------      --------------      --------

                                                                    9,857,100          21,300,000       161,364
Less - treasury bonds:
    Unsecured 2.5% bonds, due 2002 with
     detachable warrants .................................                  -            (800,000)       (6,061)
    Unsecured 1.75% bonds, due 2004 with
     detachable warrants .................................                  -          (6,000,000)      (45,455)
                                                              ---------------     ---------------      --------
                                                                    9,857,100          14,500,000       109,848
Less - portion due within one year                                    (57,200)         (3,000,000)      (22,727)
                                                              ---------------     ---------------      --------

                                                              (Yen) 9,799,900     (Yen)11,500,000      $ 87,121
                                                              ===============     ===============      ========

Based on the Company's incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration. The Japanese Commercial Code, restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant.

During the year ended December 31, 2001, inorder to to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face ofconsolidated balance sheets. However, the purchase price of the treasury bonds excess of the book value of the bonds at the time of transaction amounting to
(Yen)12,000 thousand ($ 91 thousand) are charged to income as other expenses for the year ended December 31, 2001.

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

               Year ending                                       Dollars in
               December 31             Yen in thousands          thousands
               -----------             ----------------          ---------
                   2002                  (Yen)3,000,000             $22,727
                   2003                       5,000,000              37,879
                   2004                       6,500,000              49,242
                   2005                               -                   -
                   2006                               -                   -

15.  Stock warrants

Based on the Company's 1997, 1998, 1999, 2000 and 2001 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK or the public.

1.  Shareholders' meeting /
    board meeting approval ............    September 26, 1997   March 17, 1998    May 28, 1998    June 30, 1999     June 1, 2000
                                           September 29, 1997   March 28, 1998    May 29, 1998    July 7, 1999      June 8, 2000
2.  Date of bond issuance .............    October 17, 1997     April 15, 1998    June 15, 1998   July 29, 1999     June 26, 2000
3.  Maturity date .....................    October 17, 2001     April 15, 2002    June 17, 2002   July 29, 2002     June 26, 2003
4.  Amount of each bond
    (Thousands of yen) ................    (Yen)908,523         (Yen)412,965      (Yen)196,650    (Yen)6,000,000    (Yen)5,000,000
5.  Issued to .........................    SOFTBANK             SOFTBANK          SOFTBANK        Public            Public
5.  Date on which the bonds were
    fully redeemed ....................    October 17, 1997     April 15, 1998    June 15, 1998               -                 -
6.  Exercise price per
    each warrant ......................    (Yen)142.5           (Yen)142.5        (Yen)142.5      (Yen)3,200        (Yen)7,850
7.  Warrant exercise period ...........    October 27, 1997     April 27, 1998    June 25, 1998   August 20, 1999   July 21, 2000
                                           to October 12,       to April 5,       to June 7,      to July 22,       to June 19,
                                           2001                 2002              2002            2002              2003
8.  Number of shares represented
    by warrants .......................       6,375,600            2,898,000       1,380,000         1,875,000           636,942
9.  Outstanding as of
    December 31, 1999 .................       1,454,400            1,029,600         813,600         1,875,000                 -
10. Outstanding as of
    December 31, 2000 .................         940,200              682,200         597,000         1,439,494           636,942
11. Outstanding as of
    December 31, 2001 .................               -              500,400         505,800         1,169,062           636,942



1.  Shareholders' meeting /
    board meeting approval ............    February 15, 2001    May 8, 2001       October 25, 2001
                                           February 23, 2001    May 16, 2001      November 1, 2001
2.  Date of bond issuance .............    March 19, 2001       June 4, 2001      November 19, 2001
3.  Maturity date .....................    March 19, 2004       June 4, 2004      November 19, 2004
4.  Amount of each bond
    (Thousands of yen) ................    (Yen)5,000,000       (Yen)1,500,000    (Yen)6,000,000
5.  Issued to .........................    Public               Public            Public
5.  Date on which the bonds were
    fully redeemed ....................                 -                    -                 -
6.  Exercise price per
    each warrant ......................    (Yen)5,675           (Yen)5,760        (Yen)2,590
7.  Warrant exercise period ...........    April 12, 2001       May 17, 2002      November 2, 2002
                                           to March 12,         to May 28,        to November 12,
                                           2004                 2004               2004
8.  Number of shares represented
    by warrants .......................        881,057             260,416           2,316,602
9.  Outstanding as of
    December 31, 1999 .................              -                   -                   -
10. Outstanding as of
    December 31, 2000 .................              -                   -                   -
11. Outstanding as of
    December 31, 2001 .................        873,128             256,076           2,316,602

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

Warrant activity was as follows:

                                                         Thousands of shares
                                                        represented by warrants

   Outstanding at December 31, 1998 ................                    7,891
    Granted ........................................                    1,875
    Exercised ......................................                   (4,672)
    Redeemed .......................................                       --
    Cancelled ......................................                       --


   Outstanding at December 31, 1999 ................                    5,094
    Granted ........................................                      637
    Exercised ......................................                   (1,435)
    Redeemed .......................................                       --
    Cancelled ......................................                       --

   Outstanding at December 31, 2000 ................                    4,296
    Granted ........................................                    3,458
    Exercised ......................................                     (898)
    Redeemed .......................................                     (552)
    Cancelled ......................................                      (12)

   Outstanding at December 31, 2001 ................                    6,292

Balances are as follows:
                                                             Thousands of shares
                                                             -------------------
                                                                 December 31
                                                                 -----------
                                                            2000            2001
                                                            ----            ----

         Authorized and outstanding .....................   4,296          6,292
         Exercisable ....................................   2,958          2,356

For the above stock warrants granted on April 15, 1998 and June 15, 1998, management calculated deferred compensation expenses of (Yen)878,798 thousand during fiscal 1998. Such deferred compensation will be amortized over the vesting period which is generally 24 months. Approximately (Yen)397,467 thousand, (Yen)379,803 thousand and (Yen)101,528 was amortized during fiscal 1998, 1999 and 2000 respectively. The grants of October 17, 1997, July 29, 1999, June 26, 2000, March 19, 2001, June 4, 2001 and November 19,2001 did not result in deferred compensation.

In July 1999, the subsidiary in the United States introduced the U.S. program of the Company's incentive plan. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company's common stock, which vest one year from the date of grant and which are exercisable for the 3 years subsequent to the vesting date, to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB 25. Option activity under the U.S. program was as follows:

                                                                      Thousands of shares
                                                                     represented by options
   Outstanding at December 31, 1999 ............................                   1,620
      Granted ..................................................                      --
      Exercised ................................................                    (113)
      Redeemed .................................................                      --
      Cancelled ................................................                      --

   Outstanding at December 31, 2000 ............................                   1,507
      Granted ..................................................                      --
      Exercised ................................................                     (45)
      Redeemed .................................................                      --
      Cancelled ................................................                      --

   Outstanding at December 31, 2001 ............................                   1,462

The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company's shares at the time of the grants. The weighted average exercise price per share for the option granted for the year ended December 31, 2001 was (Yen)3,051. Consequently, the grants of the option did not result in deferred compensation.

Based on the resolution at the shareholders' meeting on March 27, 2001, the Company introduced an incentive stock option plan which qualified under the Japanese Commercial Code and the Industrial Revitalization Special Measures Law. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company's common stock to certain directors and employees of the Company and its subsidiaries on May 17, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009. Option activity under this plan was as follows:

                                                                      Thousands of shares
                                                                     represented by options
   Outstanding at December 31, 2000 .............................                        --
      Granted ...................................................                       725
      Exercised .................................................                        --
      Redeemed ..................................................                        --
      Cancelled .................................................                       (18)

   Outstanding at December 31, 2001 .............................                       707

The grants of options to the directors and employees were accounted for under APB 25. The exercise price per share for the options granted of (Yen)5,760 was determined as equivalent to the fair market value of the Company's share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

       Certain pro forma disclosures

       In October 1995, SFAS 123 established a fair value based method of accounting for employee stock based compensation. Had compensation cost for the Company's stock warrants and the stock options under the U.S. program been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company's pro forma net income and net income per share would have been as follows:

                                                                      Years ended December 31,
                                                   --------------------------------------------------------
                                                   1999            2000                2001            2001
                                                   ----            ----                ----            ----
                                                             (in thousands, except per share data)
      Net income:
       As reported .......................  (Yen) 2,147,373   (Yen) 3,674,657     (Yen) 4,385,912    $33,227
       Pro forma net income ..............        1,698,432         2,829,475           3,688,118     27,941
      Net income per share:
       As reported -
         Basic ...........................      (Yen) 16.90       (Yen) 28.18         (Yen) 33.33    $  0.25
         Diluted .........................            16.42             27.53               33.02       0.25
       Pro forma net income -
         Basic ...........................      (Yen) 13.36       (Yen) 21.70        (Yen)  28.03    $  0.21
         Diluted .........................            12.99             21.20               27.77       0.21

The fair values of each warrant grant, stock option under the Japanese Commercial Code and the Industrial Revitalization Special measures Law and stock options under the U.S. Program were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 1999, 2000 and 2001; expected life of three years, volatility of 25.8% and dividend yield of 0.0% for 1999, expected life of three years, volatility of 17.030% and dividend yield of 0.0% for 2000; expected life of three years, volatility of 14.980% to 15.000% and dividend yield of 0.0% for 2001 and risk-free interest rates of 0.75% for options granted during the years ended December 31,1999, and the rate of 0.741% for options granted during the year ended December 31, 2000, and the rate ranging from 0.157% to 0.429% for options granted during the year ended December 31, 2001. The weighted average fair value per share of options granted above during fiscal 1999, 2000 and 2001 were (Yen)474, (Yen) 1,005 and (Yen) 277 to 624 ($2.10 to 4.73), respectively.

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

Information regarding the defined benefit pension plans for the Company and its consolidated subsidiaries is shown below:

                                                                                                        Thousands of
                                                                       Thousands of yen                 U.S. dollars
                                                                       ----------------                 ------------

                                                                         December 31,
                                                            -------------------------------------        December 31,
                                                            1999             2000            2001            2001
                                                            ----             ----            ----            ----
Change in benefit obligation:
 Benefit obligation at beginning of year .............  (Yen)130,173     (Yen)174,184    (Yen)251,696       $1,907
 Service cost ........................................        62,451           66,643         107,991          818
 Interest cost .......................................         4,978            6,659          10,856           82
 Amendments ..........................................             -                -               -            -
 Actuarial (gain)/loss ...............................       (16,136)           9,259          17,962          136
 Benefits paid .......................................        (1,077)          (4,100)         (3,401)         (26)
 Foreign currency exchange impact ....................        (6,205)            (949)         27,276          207
                                                        ------------     ------------    ------------       ------

     Projected benefit obligation at end of year......       174,184          251,696         412,380        3,124
                                                        ------------     ------------    ------------       ------

Change in plan assets:
 Fair value of plan assets at beginning of year ......        (6,771)         (13,063)        (29,282)        (222)
 Actual return on plan assets ........................          (678)          (1,304)         (1,870)         (14)
 Benefits paid .......................................         1,077            4,100           3,401           26
 Employer contribution ...............................       (11,342)         (19,303)        (22,741)        (172)
 Foreign currency exchange impact ....................         4,651              288          (7,352)         (56)
                                                        ------------     ------------    ------------       ------
     Fair value of plan assets at end of year ........       (13,063)         (29,282)        (57,844)        (438)
                                                        ------------     ------------    ------------       ------
Funded status
Unrecognized prior service cost ......................       (24,802)         (23,213)        (23,999)        (182)
Unrecognized net actuarial loss ......................        (6,313)         (27,521)        (50,514)        (383)
Unrecognized net transition obligation ...............        (4,760)          (3,648)         (2,535)         (19)
                                                        ------------     ------------    ------------       ------

Accrued benefit cost .................................  (Yen)125,246     (Yen)168,032    (Yen)277,488       $2,102
                                                        ============     ============    ============       ======

                                                                                          Thousands of yen
                                                                                        --------------------
                                                                                            December 31,
                                                                                 ---------------------------------
                                                                                 1999            2000         2001
                                                                                 ----            ----         ----
Weighted-average assumptions as of December 31:
 Discount rate ...............................................................   4.50%           4.20%        4.24%
 Expected return on plan assets ..............................................   6.50%           6.50%        6.00%
 Rate of compensation increase ...............................................   5.25%           5.02%        5.91%


                                                                                                        Thousands of
                                                                       Thousands of yen                 U.S. dollars
                                                                       ----------------                 ------------

                                                                    Years ended December 31,
                                                         ----------------------------------------         Year ended
                                                                                                         December 31,
                                                            1999             2000            2001            2001
                                                            ----             ----            ----            ----
Components of net periodic benefit cost:
 Service cost ........................................   (Yen)62,451      (Yen)66,643    (Yen)107,991         $818
 Interest cost .......................................         4,978            6,659          10,856           82
 Expected return on plan assets ......................          (808)          (1,419)         (2,706)         (20)
 Amortization of unrecognized transition obligation ..         1,112            1,112           1,112            8
 Amortization of prior service cost ..................         1,130            1,097           1,142            9
 Recognized actuarial loss ...........................           697             (143)          2,421           18
                                                         -----------      -----------    ------------         ----
Net periodic pension cost ............................   (Yen)69,560      (Yen)73,949    (Yen)120,816         $915
                                                         ===========      ===========    ============         ====

Effective from July 1, 1998, the parent company's U.S. subsidiary has a 401(k) retirement plan which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or statutory auditor with shareholder approval, if the Company's management proposes such payments based on a resolution of the Board of Directors. However, the Company has no intention to make such a proposal. The Company does have an internal formula to determine the amounts of severance payments to statutory auditors if the Company were to make such a proposal for statutory auditors. The Company has not recorded any liabilities relating to severance payments to directors or statutory auditors as of December 31, 2000 and 2001 since the Company has no liabilities to directors, and related liabilities to statutory auditors are insignificant.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

17.   Income taxes

Income before income taxes and provision for income taxes comprise the following:

                                                                                                Thousands of
                                                            Thousands of yen                    U.S. dollars
                                                            ----------------                    ------------

                                                         Years ended December 31,
                                                         ------------------------                Year ended
                                                                                                December 31,
                                                1999              2000              2001            2001
                                                ----              ----              ----            ----
  Income before income taxes:
     Domestic ...........................  (Yen)2,541,761   (Yen) 2,485,562   (Yen) 2,427,164     $ 18,388
     Foreign subsidiaries ...............       1,457,435         4,406,149         5,329,413       40,374
                                           --------------   ---------------   ---------------     --------
                                           (Yen)3,999,196   (Yen) 6,891,711   (Yen) 7,756,577     $ 58,762
                                           ==============   ===============   ===============     ========

  Income taxes, current:
     Domestic ...........................  (Yen)1,245,851   (Yen) 2,156,067   (Yen) 3,485,946     $ 26,409
     Foreign subsidiaries ...............       1,292,604         2,545,359           728,513        5,519
                                           --------------   ---------------   ---------------     --------
                                           (Yen)2,538,455   (Yen) 4,701,426   (Yen) 4,214,459     $ 31,928
                                           ==============   ===============   ===============     ========

  Income taxes, deferred:
     Domestic ...........................  (Yen)  (34,536)  (Yen)  (963,777)  (Yen)(1,451,989)    $(11,000)
     Foreign subsidiaries ...............        (654,452)         (615,112)          478,651        3,626
                                           --------------   ---------------   ---------------     --------
                                           (Yen) (688,988)  (Yen)(1,578,889)  (Yen)  (973,338)    $ (7,374)
                                           ==============   ===============   ===============     ========

The Company is subject to a number of different income taxes which, in aggregate, indicate a statutory tax rate in Japan of approximately 47.7% for the year ended December 31, 1999 and approximately 42.1% for the years ended December 31, 2000 and 2001. Amendments to Japanese tax regulations were enacted into law on March 31, 1998 and on March 24, 1999. As a result of these amendments, the statutory tax rate was reduced from approximately 51.4% to 47.7% effective from the Company's fiscal year beginning January 1, 1999 and from approximately 47.7% to 42.1% effective from the Company's fiscal year beginning January 1, 2000.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

                                                                      Years ended December 31,
                                                                   ----------------------------

                                                                   1999         2000       2001
                                                                   ----         ----       ----
    Statutory tax rate:                                            47.7%        42.1%      42.1%
       Increase (reduction) in rate resulting from -
           Different tax rates applied to
             foreign subsidiaries. ..............................  (3.5)        (3.6)      (2.9)
           Effect of change in normal
             statutory tax rate in Japan. .......................   2.3            -          -
           State income taxes, net of federal tax. ..............  (1.1)         1.8        1.3
           Permanent difference. ................................   2.5          0.8        2.8
           Amortization of deferred compensation
             related to stock warrants ..........................   2.6          0.6          -
           Change in deferred tax valuation allowance ...........  (4.9)         1.5        1.1
           Tax credit relating to research and
             development costs ..................................  (1.4)        (0.5)      (0.6)
           Goodwill amortization ................................     -          1.7          -
           Other ................................................   2.0          0.9       (2.0)
    Effective income tax rate ...................................  46.2%        45.3%      41.8%


The significant components of deferred income tax assets and liabilities at December 31, 2000 and 2001 were as follows:

                                                                                                            Thousands of
                                                                            Thousands of yen                U.S. dollars
                                                                            ----------------                ------------

                                                                               December 31,
                                                                               ------------
                                                                                                              December 31,
                                                                         2000                  2001               2001
                                                                         ----                  ----               ----
Deferred tax assets:
    Deferred revenue. ........................................   (Yen) 1,998,724          (Yen)2,396,462         $18,155
    Allowance for doubtful accounts and sales returns ........           280,568                 322,948           2,447
    Accrued enterprise tax. ..................................           112,694                 212,773           1,612
    Accrued liabilities ......................................           107,626                 449,633           3,406
    Tax loss carry forward. ..................................           236,689                 151,251           1,146
    Unrealized loss on debt and equity securities ............           103,075                 166,203           1,259
    Other ....................................................           415,823                 714,397           5,412
                                                                 ---------------          --------------         -------

       Gross deferred tax assets. ............................         3,255,199               4,413,667          33,437
       Less: Valuation allowance .............................          (116,630)               (207,099)         (1,569)
                                                                 ---------------          --------------         -------

                                                                       3,138,569               4,206,568          31,868
                                                                 ---------------          --------------         -------

Deferred tax liabilities
    Unrealized gain on debt and equity securities ............            (4,652)                (15,772)           (119)
                                                                 ---------------          --------------         -------

                                                                          (4,652)                (15,772)           (119)
                                                                 ---------------          --------------         -------

Net deferred tax assets. ....................................    (Yen) 3,133,917          (Yen)4,190,796         $31,749
                                                                 ===============          ==============         =======


Net deferred tax assets are included in the consolidated balance sheets as follows:

                                                                                              Thousands of
                                                               Thousands of yen               U.S. dollars
                                                               ----------------               ------------

                                                                  December 31,
                                                             ---------------------            December 31
                                                            2000                2001             2001
                                                            ----                ----             ----
Current assets-Deferred income taxes ..............   (Yen)2,687,913       (Yen)3,218,595       $ 24,383
Other assets-Deferred income taxes ................          446,004              972,201          7,366
                                                     ---------------       --------------       --------

Net deferred tax assets. ..........................  (Yen) 3,133,917       (Yen)4,190,796       $ 31,749
                                                     ===============       ==============       ========

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carry forwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended December 31, 1999, 2000 and 2001 were a decrease of (Yen) 201,586 thousand, an increase of (Yen) 106,165 thousand and an increase of (Yen) 90,469 ($685 thousand), respectively.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at December 31, 2001 amounted to approximately (Yen)591,143 thousand ($4,478 thousand) and are available as an offset against future taxable income of the subsidiary. These carryforwards expire at various dates up to December 31, 2006. Realization is dependent on these subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less the valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carry forward period change.

At December 31, 2001, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling (Yen)4,768,298 thousand ($36,123 thousand), as management of the Company intends to reinvest undistributed earnings of the Company's foreign subsidiaries. The unrecognized deferred tax liabilities as of December 31, 2001 for such undistributed earnings amounted to (Yen)998,299 thousand ($7,563 thousand).

18.  Shareholders' equity

     Changes in the number of shares of common stock issued have resulted from the following:

                                                                      Years ended
                                                                      December 31,
                                                          ----------------------------------
                                                          1999           2000           2001
                                                          ----           ----           ----
     Shares of common stock issued:
         Balance at beginning of year ...............  125,013,600    129,685,800    131,120,842
         Exercise of stock purchase warrants. .......    4,672,200      1,435,042        931,442
                                                       -----------    -----------    -----------

         Balance at end of year .....................  129,685,800    131,120,842    132,052,284
                                                       ===========    ===========    ===========

As approved at an ordinary meeting of shareholders on March 11, 1999, the authorized number of shares of par value (Yen)50 common stock was increased from 72 million shares to 83 million shares.

As approved at an ordinary meeting of shareholders on March 23, 2000, the authorized number of shares was increased from 83 million shares to 250 million shares.

On August 19, 1999, the board of directors of the Company decided and declared a stock split in the ratio of three-for-one for which the record date was September 30, 1999.

On February 15, 2001, the board of directors of the Company decided and declared a stock split in the ratio of two-for-one for which the record date was May 18, 2001. All share and per share data in the consolidated financial statements have been adjusted to give effect to the stock splits made on September 30, 1999 and May 18, 2001.

As a result of the amendments to the Japanese Commercial Code in 2001, the concept of par value of shares has been eliminated effective from October 1, 2001.

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

Upon exercise of stock warrants, 999,600 shares of common stock at an exercise price of (Yen)142.5 per share and 435,442 shares of common stock at an exercise price of (Yen)3,200 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)768,606 thousand and (Yen) 769,603 thousand, respectively, in the year ended 2000.

Upon exercise of stock warrants, 661,200 shares of common stock at an exercise price of (Yen)142.5 per share and 270,242 shares of common stock at an exercise price of (Yen)3,200 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)479,512 thousand ($3,633 thousand) and (Yen) 479,998 thousand ($3,636 thousand), respectively, in the year ended 2001.

Prior to the amendments to the Japanese Commercial Code in 2001, at least 50% of the issue price of new shares, with a minimum of the par value of those shares, was required to be designated as common stock. However, as a result of the amendments where the concept of par value of shares has been eliminated effective from October 1, 2001, at least 50% of the issue price of new shares is required to be designated as common stock. The portion which is to be designated as common stock is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as common stock are credited to additional paid-in capital. The parent company may transfer portions of additional paid-in capital to common stock by resolution of the Board of Directors.

Under the Japanese Commercial Code, the amount available for dividends is based on retained earnings as recorded in the books of the Company prepared in accordance with Japanese Commercial Code requirements. However, certain adjustments, not recorded in the Company's books, are reflected in the financial statements as described in Note 2.

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. Prior to the amendments to the Japanese Commercial Code in 2001, no further appropriation was required when the legal reserve equals 25% of the stated capital. However, as a result of the amendments effective from October 1, 2001, no further appropriation is required when the aggregated amount of the additional paid-in-capital and the legal reserve equals 25% of the stated capital. The amounts of statutory retained earnings of the parent company available for the payment of dividends to stockholders as of December 31, 2000 and 2001 were (Yen)4,853,408 thousand and (Yen)5,118,340 thousand ($38,775 thousand), respectively.

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

Total accumulated other comprehensive income as of December 31, 2000 and 2001 was a net debit balance of (Yen)337,893 thousand and a net credit balance of
(Yen)538,393 thousand ($4,079 thousand), respectively.

19.  Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

  However, ipTrend which was acquired in 2000 had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements which did not qualify for hedge accounting were marked to market with changes in value recognized in other income or expense. At December 31, 2000, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen)6,751 thousand.

  At December 31, 2001, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and
(Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen)9,710 thousand ($74 thousand). The fair value of interest rate swap arrangement and the interest rate cap arrangement are estimated based on the discounted amounts of future net cash flows.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in
Note 8, the Company's involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts which approximate fair value. At December 31, 2001, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen) 14,500,000 thousand ($109,848 thousand) and (Yen) 14,572,418 thousand ($110,397 thousand), respectively. At December 31, 2000, the carrying amount of long-term debt including the current portion of (Yen) 9,857,100 thousand approximated their fair values. The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company's current incremental debt rates for similar liabilities.

20.  Advertising costs

Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses were (Yen)2,164,630 thousand,
(Yen)2,004,749 thousand and (Yen)2,096,035 thousand ($15,879 thousand) for the years ended December 31, 1999, 2000 and 2001, respectively.

21.  Leased assets

     Rental expenses under operating leases for the years ended December 31,1999, 2000 and 2001 were (Yen)422,727 thousand, (Yen)644,343 thousand and
(Yen)1,167,026 thousand ($8,841 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2001 are as follows:

                                                                              Thousands of
     Year ending December 31:                           Thousands of yen      U.S. dollars
                                                        ----------------      ------------
        2002 ........................................       (Yen)976,558           $ 7,398
        2003 ........................................            428,861             3,249
        2004 ........................................            427,343             3,237
        2005 ........................................            425,795             3,226
        2006 ........................................            101,585               770
        2007 ........................................                  9                 0
                                                          --------------           -------

     Total minimum future lease payments ............     (Yen)2,360,151           $17,880
                                                          ==============           =======

22.  Commitments and contingent liabilities

There were no significant commitments outstanding at December 31, 2001.

In May 1997, Trend Micro Incorporated (TMI), the parent company's U.S. subsidiary, sued Network Associates (formerly McAfee Associates, Inc.) in the U.S. Federal District Court for the Northern District of California alleging that their products infringe TMI's U.S. Patent No. 5,623,600 relating to a system and method for detecting computer viruses in a network environment, and sought injunctive relief and unspecified money damages. In June 1997, Network Associates denied infringement, alleging the Company's patent is invalid, and filed counterclaims against TMI alleging unfair competition, false advertising, trade libel and interference with prospective economic advantage. In April 2000, Network Associates filed a suit against TMI in the U.S. Federal District Court for the Northern District of Texas, alleging that TMI's anti-virus software packages, including the Trend Virus Control System, infringes a Network Associates patent which was issued on February 22, 2000. On May 31, 2000, the parties entered into a settlement agreement and cross-license agreement pursuant to which they agreed, among other things, to dismiss all outstanding litigation between each other and to cross-license certain rights in their respective patent portfolios. Based upon the agreements, Network Associates paid
(Yen)1,326,750 thousand to the Company in consideration for its past patent license from the Company. For the year ended December 31, 2000, the Company recorded a gain on settlement of the litigation of (Yen)1,019,734thousand, net of related fees for lawyers of (Yen)307,016 thousand in total, as "other income".

At December 31, 2001, the Company and its subsidiaries had no significant commitments outstanding, no material litigation or claims outstanding, nor was there any pending or threatened against them.

23.  Segment information

The Company and its consolidated subsidiaries operate principally in two business segments: the "Security software business" and the "Internet-related products/service business". The internet-related products and services are operated by ipTrend which was acquired by the Company during the year ended December 31, 2000. However, business segment information is not currently disclosed since more than 90% of sales, operating income and assets in all segments are from the "security software business". Sales and operating revenue to external customers in the "Internet-related products/service business" amounted to (Yen) 1,218,955 thousand and (Yen) 574,197 thousand ($ 4,350 thousand) for the year ended December 31, 2000 and 2001, respectively.

Net revenue, attributed to countries based on location of the Company and consolidated subsidiaries, and long-lived assets for the years ended December 31, 1999, 2000 and 2001 are as follows:

Geographic information -

                                                                                                              Thousands of

                                                                    Thousands of yen                          U.S. dollars
                                                                    ----------------                          ------------

                                                                   Years ended December 31,
                                                                   -----------------------                     Year ended
                                                                                                              December 31,
                                                     1999                2000                 2001                2001
                                                     ----                ----                 ----                ----
Net sales to external customers:
    Japan .................................     (Yen)5,847,188        (Yen) 6,633,573     (Yen)12,114,972         $91,780
    U.S.A .................................          3,830,589              6,258,300           8,577,200          64,979
    Taiwan ................................          1,646,550              1,918,175           1,896,326          14,366
    Europe ................................          1,825,699              4,126,420           6,860,193          51,971
    Other .................................            483,144              1,133,898           1,877,630          14,225
                                               ---------------        ---------------     ---------------        --------

         Total ............................    (Yen)13,633,170        (Yen)20,070,366     (Yen)31,326,321        $237,321
                                               ===============        ===============     ===============        ========

Long-lived assets:
    Japan .................................    (Yen) 1,002,116        (Yen) 3,465,387     (Yen) 2,180,338         $16,518
    U.S.A .................................            320,497                402,324             649,814           4,923
    Taiwan ................................            248,637                515,829             667,167           5,054
    Europe ................................             52,779                109,517             390,849           2,961
    Other .................................             27,133                 41,160             103,545             785
                                                --------------        ---------------     ---------------         -------

         Total ............................     (Yen)1,651,162        (Yen) 4,534,217     (Yen) 3,991,713         $30,241
                                                ==============        ===============     ===============         =======

Intercompany sales between geographic areas are made at arms-length prices. Long-lived assets are those assets used in the geographic segment.

Long-lived assets are included in the consolidated balance sheets as follows:

                                                                                                             Thousands of
                                                                    Thousands of yen                         U.S. dollars
                                                                    ----------------                         ------------


                                                                   Years ended December 31,                    Year ended
                                                     ---------------------------------------------            December 31,
                                                     1999                2000                 2001               2001
                                                     ----                ----                 ----               ----
Investments and other assets:
    Goodwill and intangibles ..............       (Yen)440,252         (Yen)2,740,827     (Yen)1,110,462          $8,413
    Other .................................            461,125                570,742            868,377           6,579
Property and equipment, less
    accumulated depreciation ..............            749,785              1,222,648          2,012,874          15,249
                                                --------------         --------------     --------------         -------

         Total ............................     (Yen)1,651,162         (Yen)4,534,217     (Yen)3,991,713         $30,241
                                                ==============         ==============     ==============         =======

           Significant customers

           SOFTBANK COMMERCE, an indirect wholly-owned subsidiary of SOFTBANK accounted for more than 10% of net sales to external customers for the years ended December 31, 1999, 2000 and 2001. Net sales to SOFTBANK and its affiliates for the years ended December 31, 1999, 2000 and 2001 were (Yen)2,453,538 thousand, (Yen)3,507,641 thousand and (Yen)7,356,441 thousand ($55,731 thousand), respectively.

24.        Subsequent events

         Issuance of unsecured bonds with detachable warrants

         As approved by the Company's Board of Directors on March 26 and April 2, 2002, the Company issued the following bonds with detachable warrants to the public based on the Company's 2002 incentive plan.

        1.   Approval by the board of directors .............        March 26, 2002 and April 2, 2002
        2.   Date of bond issuance ..........................        April 18, 2002
        3.   Maturity date ..................................        April 18, 2006
        4.   Amount of each bond ............................    (Yen)4,000,000 thousand
                                                                     ($30,303 thousand)
        5.   Interest rate per annum ........................               1.90%
        6.   Exercise price per each warrant ................            (Yen)3,450
        7.   Warrant exercise period ........................       April 3, 2003 to
                                                                    April 11, 2006
        8.   Number of shares represented
             by warrants ....................................         1,159,420

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

                                   SCHEDULE II

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS

                                                                            Thousands of yen
                                        ------------------------------------------------------------------------------------------

                                                         Additions
                                          Balance at    charged to     Additions                                       Balance at
                                           beginning     costs and    charged to      Deductions          Other          end of
                                           of period     expenses      net sales       (Note 1)         (Note 2)         period
                                           ---------     --------      ---------       --------         --------         ------
Year ended December 31, 1999:
   Allowance for doubtful
     accounts and sales returns .....   (Yen) 338,881  (Yen) 97,102  (Yen) 145,099  (Yen) (151,716)  (Yen)  (46,393) (Yen) 382,973
                                        =============  ============  =============  ===============  =============== =============

Year ended December 31, 2000:
   Allowance for doubtful
     accounts and sales returns .....   (Yen) 382,973  (Yen) 67,589  (Yen) 232,414  (Yen)  (57,174)  (Yen)   20,764  (Yen) 646,566
                                        =============  ============  =============  ===============  ==============  =============

Year ended December 31, 2001:
   Allowance for doubtful
     accounts and sales returns .....   (Yen) 646,566  (Yen)124,787  (Yen) 110,742  (Yen)  (67,535)  (Yen)   35,816  (Yen) 850,376
                                        =============  ============  =============  ===============  ==============  =============


Notes:   1.   Amounts written off.
         2.   Translation adjustment.

                                                                      Thousands of yen
                                        ---------------------------------------------------------------------------

                                          Balance at
                                         beginning of                                                 Balance at
                                            period       Additions     Deductions        Other       end of period
                                            ------       ---------     ----------        -----       -------------
Year ended December 31, 1999:
   Valuation allowance
      - Deferred tax assets .........   (Yen) 212,051  (Yen)      -  (Yen (198,599) (Yen)   (2,987)  (Yen)   10,465
                                        =============  ============  ============== ===============  ==============

Year ended December 31, 2000:
   Valuation allowance
      - Deferred tax assets .........   (Yen)  10,465  (Yen)116,630  (Yen) (10,465) (Yen)        -   (Yen)  116,630
                                        =============  ============  ============== ==============   ==============

Year ended December 31, 2001:
   Valuation allowance
      - Deferred tax assets .........   (Yen) 116,630  (Yen)165,049  (Yen) (74,580) (Yen)        -   (Yen)  207,099
                                        =============  ============  ============== ==============   ==============

                               INDEX OF EXHIBITS

Exhibit
Number                               Description
-------                              -----------
 1.1*      Articles of Incorporation of Trend Micro (English translation)

 1.2*      Share Handling Regulations of Trend Micro (English translation)

 1.3 Regulations of the Board of Directors of Trend Micro (English translation)

 1.4**     Regulations of the Board of Statutory Auditors of Trend Micro
           (English translation)

 2.1**     Specimen Common Stock Certificates

 2.2*** Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American
           Depositary Receipts, including the form of American Depositary
           Receipt

 4.1****+  Basic Agreement on Continual Sale and Purchase of Goods dated October
           1, 1999, between Trend Micro Incorporated and SOFTBANK COMMERCE
           CORP., and related agreements

 8.1****   Subsidiaries of Trend Micro

* Incorporated by reference to the corresponding exhibit to Trend Micro's Form S-8 Registration Statement (File No. 333-85934) filed on April 10, 2002.
** Incorporated by reference to the corresponding exhibit to Trend Micro's annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
*** Incorporated by reference to the corresponding exhibit to Trend Micro's Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
**** Incorporated by reference to the corresponding exhibit to Trend Micro's
     Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
+    Confidential treatment granted for a portion of these documents.

                       Certificate of English Translation

The registrant hereby represents that the following English translation is a fair and accurate English translation of its Regulations of the Board of Directors.


                                                     TREND MICRO INCORPORATED



                                                     /s/ Mahendra Negi
                                                     ---------------------------
                                                     Mahendra Negi
                                                     Representative Director,
                                                     Chief Financial Officer and
                                                     Executive Vice President


Date:  July 1, 2002