Form 20-F
period 2002-12-31
TREND MICRO INC
filed 2003-06-30
CIK 1089463

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission file number 333-10486

TREND MICRO KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in Its Charter)

TREND MICRO INCORPORATED

(Translation of Registrant’s Name Into English)

JAPAN

(Jurisdiction of Incorporation or Organization)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo

151-0053, Japan

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(1) Common Stock (“Shares”)*

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, 131,682,975 shares of common stock were outstanding, comprised of 130,585,475 Shares and 1,097,500 American Depositary Shares (equivalent to 1,097,500 Shares based on the ratio of 1 shares of Common Stock for each American Depositary Share in effect as of the date of filing of this annual report).

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

All information contained in this report is as of December 31, 2002 or for the year ended December 31, 2002 unless the context otherwise indicates. In tables appearing in this annual report, figures may not add up to totals due to rounding.

*	Not for trading, but only in connection with the registration of American Depositary Shares, each of which represents one share of Common Stock.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. To the extent that statements in this annual report do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Our actual actions or results may differ materially from those discussed in the forward-looking statements. We undertake no obligation to publicly update any forward-looking statement after the date of this annual report, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the Securities Exchange Act of 1934.

Important risks and factors that could cause our actual results to differ materially from our expectations are generally set forth in Item 3.D. and include, without limitation:

•	difficulties in addressing new virus and other computer security problems;

•	timing of new product introductions and lack of market acceptance for our new products;

•	the level of continuing demand for, and timing of sales of, our existing products;

•	rapid technological change within the anti-virus software industry;

•	changes in customer needs for anti-virus software;

•	existing products and new product introductions by our competitors and the pricing of those products;

•	declining prices for our products and services;

•	the effect of future acquisitions on our financial condition and results of operations;

•	the effect of adverse economic trends on our principal markets;

•	the effect of foreign exchange fluctuations on our results of operations;

•	an increase in the incidence of product returns;

•	the potential lack of attractive investment targets;

•	difficulties in successfully executing our investment strategy; and

•	other risks discussed under “Risk Factors” and elsewhere in this annual report.

As used in this annual report, references to “Trend Micro” are to Trend Micro Incorporated. Also, as used in this annual report, references to “we”, “our” and “us” are to Trend Micro Incorporated and, except as the context otherwise requires, its subsidiaries.

Also, as used in this annual report:

•	“dollar” or “$” means the lawful currency of the United States of America, and “yen” or “(Yen)” means the lawful currency of Japan.

•	“U.S. GAAP” means generally accepted accounting principles in the United States.

•	“ADS” means an America Depositary Share, each representing 1 share of our common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2002” and “fiscal year 2002” refer to our fiscal year ended December 31, 2002, and other fiscal years are referred to in a corresponding manner.

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

The consolidated income statement information for the fiscal years ended December 31, 2000, 2001 and 2002, and the consolidated balance sheet information as of December 31, 2001 and 2002, are derived from and should be read together with our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by PricewaterhouseCoopers, independent auditors, and are included elsewhere in this annual report.

The consolidated income statement information for the fiscal years ended December 31, 1998 and 1999, and the consolidated balance sheet information as of December 31, 1998, 1999 and 2000 are derived from our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by PricewaterhouseCoopers, independent auditors, but are not included in this annual report.

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002
	(in millions of yen and thousands of dollars, except per share data)
Sales	(Yen)	9,746	(Yen)	13,633	(Yen)	20,070	(Yen)	31,326	(Yen)	42,980	$358,164
Cost of sales		560		481		1,474		1,899		2,354	19,616

Gross profit		9,186		13,152		18,596		29,427		40,626	338,548

Operating expenses:
Selling		2,526		3,454		5,445		7,178		12,246	102,053
Research and development		960		994		2,044		2,755		3,506	29,213
General and administrative		4,087		4,772		5,304		9,725		11,008	91,731
Goodwill amortization		—		—		276		—		—	—
Goodwill write-off		—		—		—		2,253		—	—

Total operating expenses		7,573		9,220		13,069		21,911		26,760	222,997

Operating income		1,613		3,932		5,527		7,516		13,866	115,551
Other income (expense), net		85		67		1,365		241		(768)	(6,399)
Income before income taxes, minority interest and equity in loss of affiliated companies		1,698		3,999		6,892		7,757		13,098	109,152
Income taxes		1,295		1,849		3,123		3,241		5,395	44,964
Income before minority interest and equity in losses of affiliated companies		403		2,150		3,769		4,516		7,703	64,188
Minority interest in income of a consolidated subsidiary		—		—		7		—		—	—
Income from consolidated companies		403		2,150		3,762		4,516		7,703	64,188
Equity in gain (loss) of affiliated companies		—		(3)		(87)		(130)		11	93
Net income	(Yen)	403	(Yen)	2,147	(Yen)	3,675	(Yen)	4,386	(Yen)	7,714	$64,281

Net income per share (basic)	(Yen)	3.54	(Yen)	16.90	(Yen)	28.18	(Yen)	33.33	(Yen)	58.39	$0.49

	Year Ended December 31,
	1998	1999	2000	2001	2002	2002
	(in millions of yen and thousands of dollars, except per share data)
Net income per share (diluted)	(Yen)3.46	(Yen)16.42	(Yen)27.53	(Yen)33.02	(Yen)58.22	$0.49

Weighted average common shares outstanding (basic)	113,946,182	127,100,328	130,388,962	131,594,913	132,111,467
Weighted average common shares outstanding (diluted)	116,483,720	130,752,652	133,454,940	132,832,159	132,494,201

All prior share and per share amounts have been restated to reflect on one-into-two stock split effected on March 31, 2001.

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002
	(in millions of yen and thousands of dollars, except per share data)
Consolidated Balance Sheet Information
Cash and cash equivalents	(Yen)	9,396	(Yen)	15,649	(Yen)	24,436	(Yen)	40,783	(Yen)	47,830	$398,582
Total assets		17,716		28,781		44,574		64,729		73,838	615,317
Short-term borrowings		72		—		—		—		—	—
Current portion of long-term debt		—		—		57		3,000		5,000	41,667
Long-term debt		—		6,000		9,800		11,500		6,500	54,167
Total liabilities		4,143		11,471		20,230		33,963		36,694	305,782
Common stock		5,082		5,415		6,183		6,834		7,257	60,476
Shareholders’ equity	(Yen)	13,573	(Yen)	17,310	(Yen)	24,344	(Yen)	30,766	(Yen)	37,144	$309,535

Exchange Rates.

In parts of this annual report, we have translated Japanese yen amounts into U.S. dollars solely for the convenience of readers. Unless otherwise indicated, the rate we used for the translation was (Yen)120.00 per $1, which was the approximate rate on December 31, 2002. The following table shows the noon buying rates for Japanese yen expressed in Japanese yen per $1. On June 26, 2003 the noon buying rate announced by the Federal Reserve Bank of New York was 119.32 (Yen) per $1.

Year ended/ending December 31,	High	Low	Average	Period-end
1998	147.14	113.08	130.99	113.08
1999	124.45	101.53	113.73	102.16
2000	114.62	101.70	107.80	114.35
2001	131.47	114.26	121.57	131.04
2002	134.77	115.71	125.22	118.07
2003 (through June 26, 2003)	121.42	115.94	119.02	119.32

Calendar Year 2002

December	124.99	118.38	121.89	118.75

Calendar Year 2003

January	120.18	117.80	118.81	119.96
February	121.30	117.14	119.34	118.22
March	121.42	116.47	118.69	118.07
April	120.55	118.25	119.90	119.07
May	119.50	115.94	117.37	119.50
June (until June 26, 2003)	119.32	117.46	118.17	119.32

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

Major vendors of operating system software and other software such as firewall or e-mail software or computer hardware may decide to enhance or bundle their products with their other products to include anti-virus functions. These companies may offer anti-virus protection as a standard feature in their products, at minimal or no additional cost to customers. This could render our products obsolete or unmarketable, particularly if anti-virus products offered by these vendors were comparable or superior to our products. In addition, even if these vendors’ anti-virus products offered fewer functions than our products, or were less effective in detecting and cleaning virus-infected files, customers could still choose them over our products due to lower cost or for any other reasons.

In June 2003, Microsoft Corp., a major operating system vendor, announced that it acquired certain valuable intellectual property and technology assets from GeCAD Software Srl., an antivirus software vendor in Romania. At this time, we do not know the intentions of Microsoft, but if antivirus functions were to be included in its operating system products, this could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE GENERATE SUBSTANTIALLY ALL OF OUR REVENUE FROM A SINGLE PRODUCT LINE, WE ARE VULNERABLE TO DECREASED DEMAND FOR SUCH PRODUCTS.

Unlike software companies with diversified product lines, we derive substantially all of our net sales from licensing and selling anti-virus software products. Although we have begun to offer more comprehensive network and internet security and management software and services, we expect anti-virus products to continue to account for the largest portion of our net sales for the foreseeable future. If the demand for, or the prices of, anti-virus products drop as a result of competition, technological change or other factors such as lower growth or a contraction in the worldwide anti-virus software market, this could have a material adverse effect on our business, financial condition and results of operations.

DETERIORATION IN OUR RELATIONSHIP WITH SOFTBANK BB CORP. COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS.

We depend on our relationship with SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), which is our largest customer and has played an instrumental role in the development of our business in Japan. SOFTBANK BB also has close relationships with many distributors and systems integrators through which we sell our anti-virus software to corporate end users in Japan. An adverse change in our relationship with SOFTBANK BB would result in decreased sales to SOFTBANK BB and could disrupt our relationship with many distributors of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK BB totaled approximately (Yen)3.5 billion or 17.5% of our net sales in 2000, approximately (Yen)7.4 billion or 23.5% of our net sales in 2001 and approximately (Yen)10.1 billion ($84.4 million) or 23.6% of our net sales in 2002. Because of our dependence on SOFTBANK BB, the price of our shares and ADSs could fall as a result of adverse events affecting SOFTBANK BB, even if the events do not relate directly to us.

OUR PRODUCTS MAY BECOME OBSOLETE BECAUSE RAPID TECHNOLOGICAL CHANGE REGULARLY OCCURS IN THE ANTI-VIRUS SOFTWARE MARKET.

The anti-virus software market is characterized by:

•	rapid technological change;

•	the proliferation of new and changing computer viruses;

•	frequent product introductions and updates; and

•	changing customer needs.

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

We believe that our share of the anti-virus software market in the U.S. and Europe is significantly small relative to the market shares of our principal competitors, despite the growth of our sales in these markets in 2001 and 2002. Because our competitors are already well-established in these key markets and have greater financial and other resources and market recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

Some of our major competitors have the following important advantages over us in the U.S. and European markets:

•	greater name recognition;

•	more diversified product lines;

•	larger customer bases; and

•	significantly greater financial, technical, marketing and other resources.

As a result, as compared to us, our competitors may be able to:

•	better withstand downturns in the anti-virus software market and in the computer software market in general;

•	adapt more quickly to new or emerging technologies or changes in customer requirements; or

•	more effectively and profitably market, sell and support their products.

WE MAY SUFFER A LOSS OF SALES AND MARKET SHARE IN OUR CORE JAPANESE MARKET IF OUR COMPETITORS ACHIEVE SUCCESS IN JAPAN.

Our major competitors, Network Associates and Symantec Corporation are active in the Japanese anti-virus software market and have allocated significant resources to achieve success in the Japanese anti-virus software market. Although these competitors currently have smaller shares of the Japanese market than us, each has significantly greater financial, marketing and other resources than we do. Additionally, competition in our core Japanese market could intensify in the future if other competitors emerge. As a result of our competitors’ efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors’ success could have a material adverse effect on our business, financial condition and results of operations.

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE ARE REQUIRED TO PAY SIGNIFCANT AMOUNTS OF PENALTY PAYMENT PURSUANT TO THE TERMS OF OUR SERVICE LEVEL AGREEMENTS.

We guarantee a certain quality of product support to our customers through our Service Level Agreements. Pursuant to the terms of these agreements, under some circumstances, we are required to make penalty payments to our customers. For example, if we fail to provide our customers a virus pattern file within two hours of our receipt of virus from the customer, the terms of the agreement require us to make a penalty payment to the dissatisfied customer which may amount up to 100% of the initial sale price. We have established reserves based on our assumptions and estimates. However, our assumptions and estimates may be wrong and our actual total penalty payments could materially exceed our reserves and adversely affect our results of operations and financial condition.

BECAUSE WE MAY ACQUIRE COMPANIES TO GROW OUR BUSINESS, FUTURE ACQUISITIONS MAY REDUCE OUR EARNINGS AND RESULT IN INCREASED COSTS IN OUR BUSINESS OPERATIONS.

In a rapidly changing industry, we occasionally review acquisition opportunities. Accordingly, we may seek to expand our business through acquisitions. Unlike some of our major competitors, we have limited experience in acquiring existing businesses. Future acquisitions could result in numerous risks and uncertainties, including:

•	our inability to retain customers, suppliers and other important business relationships of an acquired business;

•	difficulties in integrating an acquired company into Trend Micro, including the acquired company’s operations, personnel, products and information systems;

•	diversion of our management’s attention from other business concerns; and

•	adverse effects on our results of operations from acquisition-related charges, impairment of goodwill and purchased technology and possible recognition of impairment charge.

If we make such an acquisition using stock, our current shareholders’ ownership interests will be diluted. Any of these factors could materially hurt our business, financial condition and results of operations.

For example, in 2000, we acquired ipTrend to start a new business selling a Linux based remotely managed server appliance solution to small and medium sized companies. However, ipTrend performed poorly and was liquidated in December 2001. Due to the liquidation of ipTrend, (Yen)2.3 billion was booked as goodwill write-off in 2001.

IF HACKERS GAIN UNAUTHORIZED ACCESS TO OUR SYSTEMS, WE COULD SUFFER DISRUPTIONS IN OUR BUSINESS AND LONG-TERM DAMAGE TO OUR REPUTATION.

We may be more susceptible to problems caused by hackers than other software companies. As an anti-virus software company that delivers virus protection products over the internet, hackers specifically target us in order to cause us to transmit computer viruses or interrupt the delivery of our anti-virus software monitoring and security services over the internet which could result in further interruptions. We could suffer substantial disruptions in our business and material damage to our reputation which could in turn result in a significant loss of our customers and other important business relationships. We could also incur costs for public relations efforts following attacks by hackers. Hacker activities could also force us to incur substantial costs to fix technical problems or result in hackers gaining access to our proprietary information.

WE MUST EFFECTIVELY MANAGE OUR GROWTH.

Our business has grown rapidly. This growth has placed, and any future growth would continue to place, a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth in our business will require us to:

•	attract, train, retain, motivate and manage new employees successfully;

•	effectively integrate new employees into our operations; and

•	continue to improve our operational, financial, management and information systems and controls.

If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage our growth. In particular, we may be unable to:

•	provide effective customer service;

•	develop and deliver products in a timely manner;

•	implement effective financial reporting and control systems;

•	exploit new market opportunities and effectively respond to competitive pressures.

WE SELL OUR PRODUCTS THROUGH INTERMEDIARIES WHO MAY NOT VIGOROUSLY MARKET OUR PRODUCTS, HAVE RIGHTS OF RETURN OR MAY HAVE DIFFICULTY IN TIMELY PAYING FOR PURCHASED PRODUCTS.

We market substantially all of our products to end users through intermediaries, including distributors, resellers and value-added resellers. Our distributors sell other products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products, these distributors may give greater priority to products of other suppliers, including competitors’. They may also exercise their right of return and return the products to us under certain circumstances. In addition, we employ intermediaries with unfavorable credit who may not have adequate financial ability to pay us on time, or at all.

OUR CUSTOMERS MAY CANCEL OR DELAY THEIR PURCHASES OF OUR PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Our products may be considered to be capital purchases by certain enterprise customers. Capital purchases are often uncertain and, therefore, are canceled or delayed if the customer experiences a downturn in its business prospects or as a result of unfavorable economic conditions. Any cancellation or delay could adversely affect our results of operations.

WE ARE EXPERIENCING, AND MAY CONTINUE TO EXPERIENCE, AN INCREASE IN THE INCIDENCE OF OUR PRODUCTS BEING RETURNED.

Some of our distributors are experiencing financial difficulties worldwide, which may adversely impact our collection of accounts receivable. We regularly review the collectibility and creditworthiness of our distributors to determine an appropriate allowance for doubtful receivables. Our uncollectible accounts could exceed our current or future allowance for doubtful receivables, which would adversely impact our operating results.

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

FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS COULD CAUSE THE MARKET PRICE FOR THE SHARES AND THE ADSS TO BE VOLATILE.

We believe that our quarterly financial results may fluctuate in ways that do not reflect the long-term trend of our future financial performance. It is likely that in some future quarterly periods, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our shares and the ADSs could fall.

Factors which could cause our quarterly financial results to fluctuate include:

•	timing of sales of our products and services due to customers’ budgetary constraints, seasonal buying patterns and our promotional activities;

•	new product introductions by our competitors;

•	significant marketing campaigns, research and development efforts, employee hirings, and other capital expenditures by us to drive the growth of our business;

•	changes in customer needs for anti-virus software; and

•	changes in economic conditions in our major markets.

WEAKNESS IN THE JAPANESE ECONOMY MAY HURT OUR BUSINESS PERFORMANCE BECAUSE JAPAN IS OUR LARGEST MARKET.

While our sales in the U.S. and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales of our anti- virus software products in Japan accounted for approximately 33% of our net sales in 2000, approximately 39% in 2001 and approximately 43% in 2002. In the past three years, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during the last three years. Because of our dependence on the Japanese markets, any further deterioration in the condition of the Japanese economy could negatively impact our net sales.

FOREIGN EXCHANGE FLUCTUATIONS COULD LOWER OUR RESULTS OF OPERATIONS BECAUSE WE EARN REVENUES DENOMINATED IN SEVERAL DIFFERENT CURRENCIES.

Our reporting currency is the Japanese yen and the functional currency of each of our subsidiaries is the currency of the country in which the subsidiary is domiciled. However, a significant portion of our revenues and operating expenses is denominated in currencies other than the Japanese yen, primarily the U.S. dollar, EURO and the New Taiwan Dollar. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects from currency fluctuations could become more significant if we are successful in increasing our sales in markets outside of Japan. We do not currently engage in currency hedging activities.

BECAUSE OUR BUSINESS DEPENDS SIGNIFICANTLY ON INTELLECTUAL PROPERTY, INFRINGEMENT OF OUR INTELLECTUAL PROPERTY COULD HURT OUR BUSINESS.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, our U.S. subsidiary holds five issued U.S. patents and our Taiwan subsidiary holds four issued U.S. patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our customers, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US IN THE FUTURE COULD HURT OUR BUSINESS.

Our products are designed to protect customers’ network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Furthermore, starting in 2001, we began selling hardware devices which could give rise to a higher incidence of product liability claims than we have up until now experienced. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to certain types of product liability claims. However, in some jurisdictions these provisions may not be enforceable on statutory, public policy or other grounds. We currently do not carry product liability insurance covering claims arising in the U.S. A successful product liability or related claims brought against us could materially harm our business.

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

OUR BUSINESS FACES THE RISK OF INTERRUPTION FROM POWER SHORTAGES, EARTHQUAKES, OUTBREAK OF BIOLOGICAL VIRUSES AND OTHER HAZARDS.

We face a number of potential business interruption risks that are beyond our control. The State of California experienced intermittent power shortages in 2000, sharp increases in the cost of energy and even interruptions of service to some business customers. If power shortages continue to be a problem, our business may be materially adversely affected. Additionally, we may experience natural disasters that could interrupt our business.

Tokyo, where our corporate headquarter is located, is near a major earthquake fault. The impact of a major earthquake on our facilities, infrastructure and overall operations is not known. There is no guarantee that an earthquake would not seriously disturb our entire business operations. We are largely uninsured for losses and business disruptions caused by an earthquake and other natural disasters.

In addition, many of the key countries and regions in which we operate have sustained negative economic impact from events such as the continued fear of future terrorist attacks and the outbreak of severe acute respiratory syndrome, or SARS. Prolonged continuation of these adverse factors may hurt our results of operations and financial condition.

BECAUSE OF THE INFLUENCE OF OUR PRINCIPAL SHAREHOLDERS, OUR OTHER SHAREHOLDERS MAY BE UNABLE TO INFLUENCE OUR BUSINESS.

Our principal shareholders, including major shareholders who beneficially own more than 5% of the issued shares of common stock, and our executive officers and directors, beneficially owned approximately 38.4% of our outstanding shares as of December 31, 2002. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

OUR STOCK PRICE IS VOLATILE, AND INVESTORS BUYING THE SHARES OR ADSS MAY NOT BE ABLE TO RESELL THEM AT OR ABOVE THEIR PURCHASE PRICE.

Our common shares are traded on the Tokyo Stock Exchange, which is the principal market for our shares. Recently, the U.S. and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of (Yen)1,440 and a high of (Yen)9,005. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $12.16 and a high of $159.38. The closing price on the Tokyo Stock Exchange for our stock on May 30, 2003 was (Yen)2,055, and the closing price on The Nasdaq National Market for our ADSs on May 30, 2003 was $17.06 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

BECAUSE OF DAILY PRICE RANGE LIMITATIONS UNDER JAPANESE STOCK EXCHANGE RULES, YOU MAY NOT BE ABLE TO SELL YOUR SHARES OF OUR COMMON STOCK AT A PARTICULAR PRICE ON ANY PARTICULAR TRADING DAY, OR AT ALL.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

THE RIGHTS OF SMALL SHAREHOLDERS ARE LIMITED UNDER THE JAPANESE UNIT SHARE SYSTEM.

Our Articles of Incorporation provide that 500 shares constitute one “unit.” The Japanese Commercial Code restricts the rights of shares that do not constitute whole units. Holders of shares constituting less than one unit do not have the right to vote. Each ADS offered in the offering represents the right to receive one share. A holder who owns less than 500 ADSs will indirectly own less than a whole unit. Under the deposit agreement governing the rights of ADS holders, in order to withdraw any shares, an ADS holder must surrender ADRs evidencing 500 ADSs or a multiple of 500 ADSs. Each ADR will bear a legend to that effect. Under the unit share system, holders of less than a unit have the right to require us to purchase their shares. Holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit. They will, therefore, be unable, as a practical matter, to:

•	exercise the right to require us to purchase the underlying shares, or

•	receive cash settlement in lieu of withdrawal.

As result, as a holder of ADSs, you will not be able to access the Japanese markets through the withdrawal mechanism to sell shares in lots of less than one unit.

AS A HOLDER OF ADSs, YOU WILL HAVE FEWER RIGHTS THAN A SHAREHOLDER HAS AND YOU WILL HAVE TO ACT THROUGH THE DEPOSITARY TO EXERCISE THOSE RIGHTS.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine the accounting books and our records or exercise appraisal rights through the depositary.

RIGHTS OF SHAREHOLDERS UNDER JAPANESE LAW MAY BE MORE LIMITED THAN UNDER THE LAW OF OTHER JURISDICTIONS.

Our Articles of Incorporation, our Board of Directors’ regulations and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. For example, under the Japanese Commercial Code, only holders of 3% or more of the issued and outstanding shares are entitled to examine our accounting books and records. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

Item 4. Information on the Company.

A. History and Development of the Company.

We develop, market and support antivirus and Internet content security software and services. Our legal name in Japan is Trend Micro Kabushiki Kaisha and Trend Micro Incorporated in the U.S. Our commercial name in both Japan and the U.S. is Trend Micro. Founded in 1988 by Steve Chang, we led the migration of virus protection from the desktop to the network server and the Internet gateway. Today, through our Trend Micro Enterprise Protection Strategy, we focus on providing customers with an approach to managing the impact of mixed threats brought upon by multiple protocols such as NIMDA and Code Red viruses.

We were established in 1989 as a Taiwanese company. Through a series of transactions in August 1996, Trend Micro Kabushiki Kaisha (a joint stock corporation) which was established in October 1988, became the parent company of the Trend Micro group.

Our head office is located at Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-Chome, Shibuya-ku, Tokyo 151-0053, Japan. Our telephone number is 81-3-5334-3600. Our North American headquarter is in Cupertino, California, U.S.A. and we have business units worldwide. Our agent for service of process in the United States is Nick Dederer, President, c/o Trend Micro Inc., 10101 N. DeAnza Blvd., Cupertino, California 95014.

We began commercial operations in May 1989, shortly after computer viruses were first detected, and we completed our initial public offering on the Japanese over-the-counter market in August 1998. We listed American Depositary Shares on The Nasdaq National Market in July 1999 in connection with a global offering of 12,750,000 shares in the form of shares and ADRs. In August 2000 we listed on the first section of Tokyo Stock Exchange.

We currently have more than 1,800 employees in 25 countries.

Through series of transactions in august 1996; Trend Micro Katushiki Kaisha (a joint stock corporation) which was established in October 1998, became the parent company of the Trend Micro group.

B. Business Overview.

INDUSTRY BACKGROUND

A computer virus is a program—a piece of executable code—that has the unique ability to replicate. Like biological viruses, computer viruses can spread quickly and are often difficult to eradicate. With e-mail now used as an essential business communication tool, viruses are spreading faster than ever. Viruses attached to email messages can infect an entire enterprise in a matter of minutes, which may cost companies millions of dollars annually in lost productivity and clean-up expenses. Mixed threat attacks such as Nimda, threatens computer systems at multiple levels.

In response to the virus threat, the antivirus software market has grown significantly in the past few years and is expected to continue to grow in the future. According to International Data Corporation, an independent research organization, in 2001, worldwide revenue for antivirus software reached $1.67 billion, representing a 19% growth over 2000 revenue and estimates that this market will increase at a 15.3% compound annual growth rate and reach $3.4 billion by 2006.

In 2002, the International Computer Society Association published their eighth virus prevalence survey which gathered responses from qualified respondents who worked for companies and government agencies with more than 500 personal computers (PCs), two or more LANs, and at least two remote connections. These organizations reported over 1.2 million virus incidents on more than 900,000 desktops, servers, and perimeter gateways over the survey period, July 2001 to December 2002. This translates to 113 encounters per 1000 machines per month over the entire survey period.

Our products and services have evolved with the development of the antivirus software market. Initially, our sales of antivirus software products consisted primarily of sales of our desktop programs, such as PC-cillin/Virus Buster, which were introduced in Japan in 1991. To meet increased demand for network-based products as companies shifted from stand-alone desktop personal computers to client-server enterprise networks in the early 1990s, we introduced LANprotect, our first server application, in 1993. To address the increased risk of virus infection for enterprise networks resulting from widespread use of the Internet, we introduced InterScan VirusWall in 1996 to provide real-time scanning at the Internet gateway, the point where data enters the network from the Internet. In 1998 we introduced Trend Virus Control System, the forerunner of Trend Micro Control Manager, which is described below, to enable network-wide antivirus software monitoring, updating and management from a central management console. Since 1998 we have continued to develop our Internet security solutions, and in 2002 we unveiled Trend Micro Enterprise Protection Strategy, which is described below.

Trend Micro Enterprise Protection Strategy

Trend Micro Enterprise Protection Strategy is an antivirus and Internet content security package that addresses mixed-threat attacks via coordinated delivery of products, services and expertise throughout the outbreak lifecycle. The outbreak lifecycle consists of three phases—outbreak prevention, virus response, and assessment and restoration. Providing attack-specific policy recommendations and cleanup and restoration templates created by TrendLabs, our global network of security engineers and experts, Trend Micro Enterprise Protection Strategy helps organizations manage the substantial time, costs, and system damage associated with outbreaks.

Outbreak Prevention:

•	Our Outbreak Prevention Services deliver proactive, attack-specific information and outbreak prevention policies to help deflect, isolate, and stem virus attacks.

•	This subscription-based service enables central deployment of policy recommendations to help minimize coordination efforts and ensure consistent application of policies enterprise-wide.

•	This service provides policy recommendations which incorporate timely knowledge from TrendLabs.

Virus Response:

•	Attack-specific policy engines scan, based upon the identified threat, for malicious codes.

•	Our Virus Response Service Level Agreement (SLA) provides customers with pattern files to detect a new virus within two hours from the time a virus case is submitted. This service is backed by our penalty-fee guarantee.

Assessment and Restoration:

•	Through the Damage Cleanup Server, a server-based damage assessment and cleanup service, and OfficeScan, a comprehensive antivirus solution for desktop and mobile clients, the damage cleanup services identify and remove dangerous virus, worm, and Trojan remnants that can potentially re-attack the network.

•	We provide attack-specific templates that help isolate and rid desktops and servers of virus remnants such as hidden guest accounts, registry entries, or memory-resident payloads.

Trend Micro Alliances

We form alliances with technology partners to provide comprehensive antivirus and content security solutions for enterprise customers. These alliances give customers the flexibility to select the best security solution from vast array of reputable technology vendors, rather than being dependent on just one vendor who may not have the best solution for every security need.

Our alliance partnerships support the Trend Micro Enterprise Protection Strategy discussed above. By teaming up with technology partners, we provide solutions that defend the main entry points into the network—gateways, e-mail servers, file servers, and desktops. Our alliance partners provide technology for hardware and operating system software as well as applications such as messaging or firewall software. Many of our alliances participate in co-development and co-marketing arrangements to bring critical layered security to enterprises. Examples of this are the recent respective announcements we had with Nokia and NetScreen Technologies.

•	The Nokia and Trend Micro solution addresses the emerging and fast growing messaging appliance marketplace.

•	NetScreen Technologies and Trend Micro solution addresses the vast area of enterprise protection from central site to remote sites with collaborative perimeter security.

Our other alliance partners include Blue Coat Systems, Check Point Technologies Ltd, Cisco, EMC Corporation, HP, IBM, NetScreen Technologies Inc, Microsoft Corporation, Nokia, Network Appliance and Sun Micro Systems.

Trend Micro Products and Services

Our security products and services protect customers from the potentially damaging effects of malicious code and network-based virus attacks and offer a way to manage information security efficiently and effectively. Our solutions, described in more detail below, operate across a range of computer operating system platforms, including Windows 2003, Windows NT, Windows 2000, Linux, NetWare, Sun Solaris and several versions of UNIX. Our products protect all entry points in the network.

Management Products and Services

Trend Micro Control Manager provides centralized management of our antivirus and content security products throughout the network. Control Manager consolidates system-wide security status information to help administrators take consistent action at different levels of the network throughout the outbreak lifecycle. Control Manager, a key component of Trend Micro Enterprise Protection Strategy, provides a central command center for deployment of services that deliver expertise from our extensive global network of security and engineering experts to specific points across the network.

Internet Gateway Products and Services

Trend Micro InterScan Messaging Security Suite provides virus protection, flexible policy-based content filtering, and easy-to-use management tools to help monitor and control SMTP (Simple Mail Transfer Protocol) and POP3 (Post Office Protocol version 3) traffic at the messaging gateway. It helps safeguard against the loss of intellectual property and confidential information, minimizes server congestion, and work disruption. InterScan Messaging Security provides Trend Micro Control Manager with centralized updating, consolidated reporting, and remote configuration capabilities.

Trend Micro InterScan VirusWall provides Internet gateway protection against viruses and malicious code. The optional eManager plug-in offers administrators additional tools for spam blocking, content filtering, and email scheduling.

Trend Micro InterScan eManager provides real-time content filtering, spam blocking, and reporting to help companies monitor and control the type of information that enters or leaves the network. The optional eManager plug-in integrates with InterScan VirusWall to safeguard intellectual property and confidential information, block inappropriate email and attachments, and protect against viruses. eManager also enables Trend Micro Outbreak Prevention Services to provide proactive protection against virus outbreaks by deploying attack-specific policies to contain the outbreak.

Trend Micro InterScan WebManager blocks certain designated Uniform Resource Locators (URL), monitors and manages Web usage, and scans Web traffic for viruses and other malicious code at the gateway. InterScan WebManager combines our antivirus technology and our Web monitoring capabilities with extensive URL filtering tools from Cyber Patrol, one of our alliance partner, to help ensure that Internet resources are used safely and productively.

Trend Micro InterScan WebProtect for ISA (Internet Security and Acceleration) is an easy to use, integrated antivirus solution for Microsoft ISA Servers.

Trend Micro InterScan WebProtect for ICAP (Internet Content Adaptation Protocol) provides virus protection at the Internet gateway for enterprises with Web caching solutions that support ICAP. Designed to deliver high-performance scalable protection, InterScan WebProtect for ICAP works in conjunction with the caching server, where much of the content is stored, to help alleviate network traffic congestion. By scanning at this point in the network, InterScan WebProtect for ICAP can provide improved throughput over proxy-based or firewall-integrated solutions. We have worked closely with caching device vendors including Network Appliance and BlueCoat Systems to deliver seamless integration and optimized support for ICAP.

Services

Trend Micro Spam Prevention Service is an anti-spam application which is designed to block spam at the gateway. Trend Micro Spam Prevention Service employs patent-pending, heuristic technology that evaluates, identifies and monitors existing and new messages using multiple email characteristics, providing accurate spam capture rates with low false positives. Designed to integrate with our antivirus and content security solutions, Trend Micro Spam Prevention Service analyzes messages in-memory to address the performance and scalability requirements of the global enterprise.

Email and Groupware Products and Services

Trend Micro ScanMail for Microsoft Exchange provides real-time detection and removal of viruses from email and attachments, before they reach the desktop. Administrators can use a Web- or Windows-based management console to configure and deploy multiple Exchange servers and to send customer notifications. Coupled with the ScanMail eManager plug-in, it provides content filtering to protect business and network integrity. ScanMail supports Microsoft Exchange 5.5 and Microsoft Exchange 2000 servers, and is integrated with the latest Microsoft APIs.

Trend Micro ScanMail for Lotus Notes offers virus protection and content security for the Lotus Domino environment. It scans viruses hidden in databases and email attachments, and it also protects collaboration tools such as Lotus Sametime and Quickplace. ScanMail is designed to operate as a native Domino server application and provides administrators with a familiar, intuitive interface. It supports Microsoft Windows 2000, Sun Solaris, IBM AIX, S/390, AS/400, Red Hat Linux, and SuSE.

Trend Micro ScanMail eManager provides real-time content filtering, spam blocking, and reporting to help companies monitor and control the type of information that enters or leaves the network. The optional eManager plug-in integrates seamlessly with ScanMail for Microsoft Exchange and ScanMail for Lotus Notes to safeguard intellectual property and confidential information, block inappropriate email and attachments, and protect against viruses. eManager also enables Trend Micro Outbreak Prevention Services to provide proactive protection against virus outbreaks by deploying attack-specific policies to contain the outbreak.

File Server and Storage Products and Services

Trend Micro ServerProtect for Microsoft Windows/Novell NetWare provides antivirus scanning for servers, detecting and removing viruses from files and compressed files in real time—before they reach the end user. Administrators can use a Windows-based console for centralized management of virus outbreaks, virus scanning, virus pattern file updates, notifications, and remote installation. ServerProtect supports Microsoft Windows Server 2003, Microsoft Windows 2000, Microsoft Windows NT 4, and Novell NetWare servers.

Other products in our File Server and Storage range include:

•	Trend Micro ServerProtect for Network Appliance filers;

•	Trend Micro ServerProtect for EMC Celerra;

•	Trend Micro ServerProtect for Linux; and

•	Trend Micro PortalProtect for SharePoint.

Services

Trend Micro Damage Cleanup Service helps clean and repair systems infected by Trojan viruses and worms without installing software on the client. It addresses the critical phase after a pattern file has been deployed, removing dangerous virus remnants that could re-attack the network. Administrators use a Web-based console to centrally manage tasks and deploy cleanup templates to multiple clients. Damage Cleanup Service operates on most Windows clients and includes detailed logging and reporting capabilities.

Desktop Products and Services

OfficeScan Corporate Edition provides virus protection for desktop and mobile clients. OfficeScan offers centralized management features, which allow administrators to fully manage and enforce antivirus policies across the entire organization. Designed to provide reliable and transparent virus scanning and virus removal, OfficeScan incorporates effective damage cleanup services which help remove malicious code and repair system damage caused by malicious code.

PC-cillin 2003 protects computers and PDAs from viruses at home or on the road. PC-cillin combines virus detection and cleaning capabilities with an integrated firewall to safeguard systems from hackers and malicious code threats from emails, instant messaging, and the Internet. New features like Wi-Fi protection helps secure computers when connecting to a wireless LAN network and Outbreak Alert gives users early warning about new viruses.

Internet-Based Support Services

Trend Micro Premium Support program (PSP) customers receive personalized services that combine fast response times with both technical and computer virus expertise to address issues. The Premium Support program focuses on four key areas:

•	Account Management—Premium Support is designed to meet the needs of PSP customers on an individual basis.

•	Support Relationship—One or more technical account managers (TAMs) are assigned to every PSP customer, to work with the customer’s technical staff.

•	Proactive Service—Our services start with planning and active problem solving to reduce systems management and support costs. We specialize in information dissemination, direct access to our SolutionBank, a web site providing the most up-to-date information on our products, and active updates to ensure that customers remain current on technological issues, products, and virus alerts.

•	PSP Online—Our PSP Online service gives customers electronic access to both dedicated TAMs and our worldwide team of antivirus engineers. A complete list of all past incidents, including solutions, is made available.

TrendLabs

TrendLabs is a global network of antivirus research and product support centers staffed by our security engineers and experts that provide coverage around the world. Staffed by a team of more than 250 engineers and support personnel, TrendLabs’ dedicated service centers in Paris, Munich, Manila, Taipei, Tokyo, and Irvine, California, ensure a rapid response to virus outbreaks or urgent customer support issue.

HouseCall

HouseCall is our free online virus scanner. Users who register before scanning their computers receive virus alerts from our team of Virus Doctors. Users can also scan without registering.

SALES AND MARKETING

We sell our products primarily to corporate customers on a user license basis through our channel partners—systems integrators, distributors and value-added resellers—with the remaining portion consisting largely of package software sales through channel partners and our webstores. As a result, we are substantially dependent on these third parties. Agreements with distributors are nonexclusive, do not have minimum purchase requirements and may be terminated by either party without cause. We are also pursuing sales growth through other distribution channels including relationships with Internet service providers and other providers of Internet-related services.

Our current marketing efforts are targeted at businesses of all sizes. We work with our distribution partners to increase the brand recognition and visibility of our products and services in the network security market. We also promote sales of our products as “Suites”, so that corporate users can benefit from comprehensive virus protection throughout their enterprise networks. As part of these efforts, we also disseminate product and industry information through our global websites, advertise in trade publications and exhibit our products at trade shows worldwide.

Regional Overview

Japan

Overview. We sell our products in Japan to both corporate and individual end users primarily through systems integrators and distributors, and conduct a limited amount of direct sales to end users, including online sales through a reseller’s website. Historically, most of our revenues have been derived from sales in Japan.

Distribution Through Systems Integrators and Distributors. Virtually all sales to Japanese corporate users are made through systems integrators. In Japan, systems integrators play a large role in delivering management information services, providing primary computer support services such as installation, systems integration, upgrades and maintenance.

Relationship with SOFTBANK. Since 1996, we have entered into numerous agreements with SOFTBANK in connection with the distribution of our products in Japan by SOFTBANK. Currently, all distribution by SOFTBANK of our products in Japan is covered by an October 1999 distribution agreement with SOFTBANK BB, an indirect wholly-owned subsidiary of SOFTBANK. This distribution agreement gives SOFTBANK BB the non-exclusive right in Japan to distribute all of our products. It is automatically renewable for successive one-year terms, unless either party exercises its right of non-renewal by giving prior written notice. The October 1999 distribution agreement supersedes all prior agreements between SOFTBANK and us relating to distribution of our products. We make rebate payments to SOFTBANK based on SOFTBANK’s achievement of sales targets agreed upon between SOFTBANK and us.

Historically, a significant percentage of our Japan net sales have been sales to SOFTBANK. For example, sales to SOFTBANK BB totaled approximately (Yen)3.5 billion or 17.5% of net sales in 2000, (Yen)7.4 billion or 23.5% of net sales in 2001 and (Yen)10.1 billion ($84.4 million) or 23.6% of net sales in 2002. The majority of sales to SOFTBANK BB in 2000, 2001, and 2002 consisted of SOFTBANK BB’s sales of our products to systems integrators.

Service Provider and Other Relationships. We contracted with Nifty, NTT-Communications, Internet Initiative Japan, Cable & Wireless IDC and NTT-ME, to license InterScan VirusWall technology to them which enables them to provide virus scanning service to their subscribers. We entered into agreements with SECOM Trust net, Hitachi Software Engineering, Fujitsu Business Systems and Otsuka Shokai which allow them to provide antivirus outsourcing service to their customers.

United States

Overview. Our North American region includes the US and Canada. Our North American headquarter is located in Cupertino, California, U.S.A. We sell our products through distributors and corporate, value-added resellers and managed service providers, with the majority of U.S. revenues derived from sales of site licenses to corporate users.

Distributors. The majority of our North American revenue is from sales of site licenses to corporate users. Principal distributors in the U.S. include Ingram Micro (CA), Ingram Micro (NY) and Tech Data and in Canada, our principal distributors include Interwork Technologies, Ingram Micro Canada and Tech Data Canada.

Our customers in the U.S. include the U.S. federal government and large corporations from the commercial banking, energy and securities sectors. A majority of the contracts were comprised of Internet gateway and e-mail and groupware products as described above.

Europe, the Middle East and Africa

Overview. We are represented throughout Europe, the Middle East and Africa (EMEA), with offices in Germany, France, Italy, Spain, UK, Norway, Sweden, Holland, Belgium and Dubai. Our European Support Center, which is located in Munich, Germany, offers real-time technical support and antivirus expertise to our channel partners throughout Europe.

Distributors. The majority of our European revenues are from sales of site licenses to corporate users. Principal distributors for Europe, Middle East and Africa region include: Belgium/Luxembourg: Logix, Risc Technology, COMSOL and Solution Wiz (consumer/SoHo products). Netherlands: Risc, COMSOL, solution Wiz (consumer and SoHo products). Middle East/Africa: SecureData, Paramount Computer Systems and Hilan Tech. France: Cris Reseaux, IP Vista, Risc, Idepro InfoManage (Switzerland) and Config (North Africa). Germany: ComputerLinks AG, Entrada Kommunikations GmbH, ICON Systems GmbH, Infinigate Deutschland GmbH and Tech Data Midrange GmbH. Italy: IT Way SPA, Computer GROSS, ComputerLinks, Esprinet SPA and J.Soft SRL. Nordic Region: Network Technologies A/S (Denmark), Itegra AB (Sweden), Securesoft AB (Sweden), Scribona AS (Norway), Itegra AS (Norway), Securesoft OY (Finland), Spain, ADD, AFINA, GTI and Diode (with effect from June 2003) UK: e92plus Ltd, Sphinx, Unipalm, Equip Technology Ltd, and Sentryst.

Other Parts of the World

In addition to Japan, the US and EMEA, we have offices in other locations around the world. In Asia Pacific, we have offices in China, Hong Kong, Korea, Malaysia, Singapore and Taiwan. We are also represented throughout Latin America, with offices in Mexico, Argentina and Brazil. Other locations include Australia and New Zealand.

As with other regions, We sell our products primarily to corporate customers on a user license basis through our channel partners—systems integrators, distributors and value-added resellers—with the remaining portion consisting largely of package software sales through channel partners and our webstores.

Potential customers accessing our website who wish to purchase products are referred to a list of resellers, based on the country where the customer is located. We continue to recruit network security-oriented systems integrators and value-added resellers around the world to target a broader range of prospective corporate customers.

OPERATIONS

In Japan, we outsource assembly, packaging and shipping of all of our anti-virus software products to value-added resellers. Our Taiwanese subsidiary and, in some cases, third party service providers assemble, package and ship products to be sold in the United States, Europe and Asia other than Japan. Products are generally shipped within seven days of receipt of an order and, accordingly, there is some minimal order backlog at all times.

LEGAL PROCEEDINGS

We are involved in normal claims and other legal proceedings in the ordinary course of business, and are not involved in any litigation or other legal proceedings which, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.

C. Organizational Structure.

We are not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government. The following table lists our consolidated subsidiaries as of May 31, 2003, all except the last three of which are significant.

NAME	COUNTRY OF INCORPORATION	EQUITY HELD BY TREND-MICRO DIRECTLY OR INDIRECTLY
Trend Micro Incorporated	Taiwan	99%
Trend Micro Inc.	USA	100%
Trend Korea Inc.	Korea	99%
Trend Micro Italy S.r.l.	Italy	100%
Trend Micro Deutschland Gmbh	Germany	100%
Trend Micro Australia Pty. Ltd.	Australia	100%
Trend Micro do Brasil Ltda.	Brazil	99%
Trend Micro France	France	99%
Trend Micro Hong Kong Limited	Hong Kong	99%
Trend Micro (UK) Limited	UK	100%
Trend Micro Latinoamerica S.A.de C.V.	Mexico	100%
Trend Micro (Shanghai) Inc.	China	100%
Trend Micro (NZ) Limited	NZ	100%
ipTrend Incorporated*	Taiwan	99%
Trend Micro Incorporated Sdn.Bhd*	Malaysia	99%

*	Currently in the process of being liquidated.

D. Property, Plants and Equipment.

Our headquarter is located in Tokyo, Japan, where we lease an aggregate of 3,897 square meters of office space under a lease contract which expire in April 2005. We also lease an aggregate of approximately 579 square meters of office space in Osaka, Fukuoka and Nagoya.

We lease approximately 37,490 square feet of office space in Cupertino, California, U.S.A., under a lease which expires in January 2006. We lease office space for our regional sales, research and development and sales office in Taiwan and for our customer service center in the Philippines. We also lease small sales offices in Argentina, Australia, BeNelux, Brazil, China, France, Germany, Hong Kong, India, Italy, Malaysia, Mexico, Middle East-Africa, Norway, Singapore, South Korea, Spain, Sweden, United Kingdom.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

You should read the following discussion together with the financial statements and notes included in this annual report. Additionally, the following discussion includes forward-looking statements about our business and future performance. You should read these forward-looking statements together with the description of the uncertainties and risks associated with these statements contained under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this annual report.

OVERVIEW

We develop, market and support anti-virus software and management solutions for corporate computer systems and desktop personal computers. Our revenue is derived primarily from product revenue, which includes software product license and post-contract customer support services. Product revenue includes limited sales of our products to other companies for inclusion in their products. Revenue from our post-contract customer support services which includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service is deferred and recognized ratably over the service period. We allocate revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Upon expiration of the initial term, corporate end users can renew the post-contract customer support services annually by paying a fee generally equal to one-half of the initial license fee in Japan and 20%-50% of the initial license fee in the United States and elsewhere, depending on the country. For retail purchasers of PC-cillin/ Virus Buster, the license fee includes post-contract customer support services for the initial one-year term only. In order to receive post-contract customer support services after the initial term, these retail purchasers must pay a percentage, generally less than one-half, of the original license fee.

We generally recognize revenues from software product licenses when:

•	persuasive evidence of an arrangement exists;

•	the product has been delivered;

•	the fee is fixed and determinable; and

•	collection of the resulting receivable is reasonably assured.

In general, we record sales revenues attributable to post-contract customer support services as deferred revenue and recognize such revenues ratably over the license term. The percentage of the license fee which is deferred varies depending on the location of the Trend Micro entity making the sale, as well as the product sold. The average percentage of license fees which were deferred was approximately 30% in 2001 and 2002.

Our net sales grew 37% from approximately (Yen)31,326 million in 2001 to approximately (Yen)42,980 million ($358.2 million) in 2002. Our net sales consist primarily of sales by our operating entities in Japan, the

United States, Asia Pacific and Europe. Japan, the U.S., Asia Pacific and Europe accounted for approximately 43%, 21%, 10% and 23%, respectively, of our net sales in 2002, and approximately 39%, 27%, 9% and 22%, respectively, in 2001.

Net sales in Japan totaled approximately (Yen)12,115 million and (Yen)18,347 million ($152.9 million) in 2001 and 2002, respectively, representing approximately 39% and 43% of our total net sales in these periods. The increase in the percentage of our total net sales represented by our net sales in Japan was primarily due to the fact that our net sales in Japan grew approximately 51% compared to 2001. Net sales in Japan grew from 2001 to 2002, primarily due to the introduction of a new version of our PC client products to corporate and consumer users and the high growth of internet-based products such as InterScan VirusWall. Net sales in Japan grew approximately 83% from 2000 to 2001.

Our U.S. net sales grew from approximately (Yen)8,577 million in 2001 to approximately (Yen)9,216 million ($76.8 million) in 2002, an increase of approximately 7%. Net sales in the United States grew approximately 37% from approximately (Yen)6,258 million in 2000 to approximately (Yen)8,577 million in 2001. The growth in net sales in 2002 did not increase as much as it did in 2001 due to the relative low growth of sales through our major intermediaries.

Our Asia Pacific net sales increased from approximately (Yen)2,804 million in 2001 to approximately (Yen)4,209 million ($35.1 million) in 2002, an increase of approximately 50%. Net sales increased from approximately (Yen)2,483 million in 2000 to approximately (Yen)2,804 million in 2001. During 2000, 2001 and 2002, our net sales in Australia and Hong Kong were continuously growing. The establishment of Trend Micro (Shanghai) Inc in 2001 contributed to the increase in net sales in both 2001 and 2002 in the Asia Pacific region. Net sales of Trend Micro (Shanghai) Inc were (Yen)59 million and (Yen)446 million ($3.7 million) in 2001 and 2002, respectively.

Net sales in Europe grew approximately 43% from approximately (Yen)6,860 million in 2001 to (Yen)9,807 million ($81.7 million) in 2002. Net sales in Europe grew approximately 66% from approximately (Yen)4,126 million in 2000 to (Yen)6,860 million in 2001. We achieved a high rate of growth in sales from 2000 to 2001 and from 2001 to 2002 because we gained greater name recognition in the European market and also as a result of heightened use of anti-virus products by European corporate customers. The unified marketing campaign which was simultaneously conducted throughout all regions of operations in 2002 contributed to increased sales in this region.

Net sales outside of Japan, the United States, Asia Pacific and Europe increased approximately 70% from approximately (Yen)569 million in 2000 to approximately (Yen)970 million in 2001, and from 2001 to 2002 increased approximately 44% from approximately (Yen)970 million to approximately (Yen)1,402 million ($11.7 million). We gained greater name recognition in the Latin American market because of our Mexican subsidiary and as a result of heightened use of anti-virus products by Latin America corporate customers in these periods. The unified marketing campaign which was simultaneously conducted throughout all regions of operations in 2002 contributed to increased sales in this region.

We made rebate payments to SOFTBANK BB of approximately (Yen)71.5 million in 2000, approximately (Yen)221.9 million in 2001 and approximately (Yen)337.9 million ($2.8 million) in 2002. The rebate amounts were based on SOFTBANK BB’s achievement of sales targets agreed upon between SOFTBANK BB and us. We record rebate payments as deductions of sales revenue on an accrual basis.

Our consolidated financial statements are denominated in Japanese yen. All asset and liability accounts of our foreign subsidiaries are translated into Japanese yen at the year-end rates of exchange. We translate all income and expense accounts at rates of exchange that approximate those prevailing at the time of the transactions and accumulate the resulting adjustments as a separate component of shareholders’ equity. We translate foreign currency-denominated receivables and payables into Japanese yen at year-end rates of exchange and recognize or expense the resulting translation gains or losses on a current basis. Fluctuations in the exchange rate between the Japanese yen and other currencies, principally the U.S. dollar, Euro and the New Taiwan Dollar, will affect the translation of the financial results of our foreign subsidiaries into Japanese yen for purposes of our consolidated financial results, and will also affect the Japanese yen value of any amounts we receive from our subsidiaries. In the past we have recorded a majority of our expenses, and recognized a substantial majority of our net sales, in Japanese yen. We do not enter into any material transactions to hedge our foreign currency exposures.

In April and June 1998, July 1999, June 2000, and March, June and November, 2001 and April, 2002, we granted warrants to attract and retain key employees. Also, in July 1999, options were granted under the U.S. program of our 1999 incentive plan, and in March 2001, options were granted under an incentive stock option plan which qualified under the Japanese Commercial Code and the Industrial Revitalization Special Measures Law. The warrants granted in 1998 generally commenced vesting on the first anniversary of the grantee’s employment. The warrants granted in 1999 generally commenced vesting six months after the grant date, and the stock options granted in 1999 generally commenced vesting one year after the grant date. The warrants granted in 2000 generally commenced vesting one year after the grant date. The warrants granted in 2001 and the stock option granted in 2001 generally commenced vesting one year after the grant date. The warrants granted in 2002 will generally commence vesting one year after the grant date. Using methodology under Accounting Principles Board Opinion No. 25, we have recorded a non-cash compensation expense of approximately (Yen)101.5 million for the year ended December 31, 2000 with respect to the 1998 warrants. This expense accounts for the difference between the exercise prices of the 1998 warrants and the deemed fair market value as of the warrants’ grant date of the shares issuable upon exercise of the warrants. The 1998 warrants finished vesting within 2002. Had such non-cash compensation expense for our warrants and stock options in 1998, 1999, 2000 and 2001 been determined based on the fair value of such warrants at the grant dates, as prescribed by Statement of Financial Accounting Standards No. 123, our pro forma net income would have been approximately (Yen)2,829 million in 2000, approximately (Yen)3,688 million in 2001 and approximately (Yen)6,853 million ($57.1 million) in 2002, and net income per share would have been (Yen)21.70, or (Yen)21.20 on a fully diluted basis, in 2000, (Yen)28.03, or (Yen)27.77 on a fully diluted basis, in 2001, and (Yen)51.87 ($0.43), or (Yen)51.72 ($0.43) on a fully diluted basis, in 2002. Those figures are significantly different than those determined under Accounting Principles Board Opinion No.25. Those differences result mainly from the current price of the shares and their expected volatility. The impact of the pro forma value of the warrants computed under Statement of Financial Accounting Standards No. 123 has not affected our reported earnings or cash flows. The impact has been measured for disclosure purposes only and is entirely non-cash in nature. See note 15 to the financial statements.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2001 AND 2002

RESULTS OF OPERATIONS

The following table sets forth our results of operations in absolute terms and as a percentage of net sales. Our historical operating results are not necessarily indicative of the results for any future period.

	FOR THE YEAR ENDED DECEMBER 31,
	2001		2001	2002		2002	2002
	(in thousands, except percentages)
Net sales	(Yen)	31,326,321	100.0%	(Yen)	42,979,637	100.0%	$358,164
Cost of sales		1,898,971	6.1		2,353,862	5.5	19,616

Gross profit		29,427,350	93.9		40,625,775	94.5	338,548

Operating expenses:
Selling		7,177,519	22.9		12,246,338	28.5	102,053
Research and development		2,755,200	8.8		3,505,565	8.1	29,213
General and administrative		9,725,458	31.0		11,007,754	25.6	91,731
Goodwill write-off		2,253,559	7.2		—	—	—

Total operating expenses		21,911,736	69.9		26,759,657	62.2	222,997

Operating income		7,515,614	24.0		13,866,118	32.3	115,551
Other income (expense):
Interest income		393,254	1.3		410,245	1.0	3,419
Interest expense		(296,625)	(1.0)		(277,328)	(0.6)	(2,311)
Gain (loss) on sales of marketable securities		19,975	0.1		(259,293)	(0.6)	(2,161)
Impairment of securities investments		—	—		(804,661)	(1.9)	(6,706)

	FOR THE YEAR ENDED DECEMBER 31,
	2001		2001	2002		2002	2002
	(in thousands, except percentages)
Foreign exchange gain, net		585,671	1.9		52,424	0.1	437
Other income (expense), net		(461,312)	(1.5)		110,778	0.2	923

Total other income		240,963	0.8		(767,835)	(1.8)	(6,399)
Income before income taxes and equity in gain (loss) of affiliated companies		7,756,577	24.8		13,098,283	30.5	109,152
Income taxes:
Current		4,214,459	13.5		6,938,456	16.2	57,820
Deferred		(973,338)	(3.1)		(1,542,750)	(3.6)	(12,856)

		3,241,121	10.4		5,395,706	12.6	44,964

Income from consolidated companies		4,515,456	14.4		7,702,577	17.9	64,188
Equity in gain(loss) of affiliated companies		(129,544)	0.4		11,189	0.0	93

Net income	(Yen)	4,385,912	14.0%	(Yen)	7,713,766	17.9%	$64,281

NET SALES

Net sales increased 37.2% from (Yen)31,326 million in 2001 to (Yen)42,980 million ($358.2 million) in 2002. The increase was due to increased sales of internet-based products such as InterScan VirusWall, which grew from approximately (Yen)10,070 million or 32% of our net sales in 2001 to approximately (Yen)14,857 million ($123.8 million) or 35% of our net sales in 2002. Net sales of server-based products, primarily ServerProtect, increased from approximately (Yen)3,401 million or 11% of our net sales in 2001 to approximately (Yen)5,218 million ($43.5 million) or 12% of our net sales in 2002, reflecting higher corporate demand for server-based products.

Within the personal computer product category, net sales of anti-virus software, including retail package sales of PC-cillin/Virus Buster, increased from approximately (Yen)11,284 million in 2001 to approximately (Yen)15,070 million ($125.6 million) in 2002. Retail package sales of personal computer software increased from approximately (Yen)5,487 million in 2001 to approximately (Yen)6,945 million ($57.9 million) in 2002, due primarily to increased sales of our products, including the Virus Buster 2003 which we released in November 2002, in our Japanese market. Site license sales of personal computer software to corporate end users increased from approximately (Yen)5,797 million in 2001 to approximately (Yen)8,125 million ($67.7 million) in 2002.

Our net sales also include revenues from post-contract customer support fees and royalties. Sales, other than product sales, increased from approximately (Yen)5,316 million in 2001 to approximately (Yen)6,659 million ($55.5 million) in 2002. The increase was due primarily to increased renewals of post-contract customer support by corporate customers. In terms of percentage of net sales, sales, other than product sales, decreased from approximately 17% in 2001 to approximately 15% in 2002. Net sales of other products, including products developed by ipTrend, totaled approximately (Yen)1,255 million, or 4% of total net sales, in 2001 and approximately (Yen)1,176 million ($9.8 million), or 3% of total net sales, in 2002.

COST OF SALES

Cost of sales consists primarily of outbound shipping and handling costs, costs of manuals and packaging, amortization of software development expense, costs of job order production except costs of software which is associated with ipTrend. Cost of sales increased 24.0 % from approximately (Yen)1,899.0 million in 2001 to approximately (Yen)2,353.9 million ($19.6 million) in 2002. The increase was primarily due to the increase in the production of retail packages for personal computer software.

OPERATING EXPENSES

Operating expenses increased 22.1% from approximately (Yen)21,912 million in 2001 to approximately (Yen)26,760 million ($223.0 million) in 2002.

Selling Expenses

Selling expenses consist primarily of advertising and selling commissions. Selling expenses were approximately (Yen)7,178 million in 2001 and approximately (Yen)12,246 million ($102.1 million) in 2002, an increase of 70.6%. The increase was primarily due to increased personnel expenses resulting from an increase in the number of employees from 455 in 2001 to 624 in 2002 and the expenses associated with the unified marketing campaign which was simultaneously conducted throughout all regions of operations in 2002 which resulted in an increase in expenses associated with advertising and sales promotions from (Yen)2,617 million in 2001 to (Yen)5,055 million in 2002.

Research and Development Expenses

Research and development expenses consist primarily of payroll and related expenses for software engineers who develop and update our anti-virus software products. Research and development expenses increased 27.2% from approximately (Yen)2,755.2 million in 2001 to approximately (Yen)3,505.6 million ($29.2 million) in 2002. Research and development personnel increased from 490 at December 31, 2001 to 636 at December 31, 2002. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred. In our software development process, technological feasibility is established upon completion of all significant testing for the original English language version of the product. We produce local language versions of our anti-virus software, such as Japanese and Chinese, from the English language version by adding local language functions. Localization costs, which include direct labor and overhead costs, are capitalized and amortized over the estimated life of the product in accordance with Statement of Financial Accounting Standards No. 86. We believe that we will need to continue to incur costs to update current products and develop new products to remain competitive. Accordingly, we expect our research and development expenses to increase moderately in absolute terms in future periods.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses, customer service, accounting and administration and other general corporate expenses. General and administrative expenses increased 13% from approximately (Yen)9,725 million in 2001 to approximately (Yen)11,008 million ($91.7 million) in 2002, representing approximately 31% and 26% of net sales for these years. An increase in general and administrative expenses was primarily due to increased payroll costs for newly hired employees as well as salary increase for existing employees and expenses associated with outsourced customer service which increased from (Yen)507 million in 2001 to (Yen)947 million in 2002. Employees engaged in activities other than research and development increased from 477 at December 31, 2001 to 577 at December 31, 2002. We expect general and administrative costs to increase in absolute terms in future periods as we expand our operations.

OTHER INCOME (EXPENSE)

We earned interest income of approximately (Yen)393.3 million during 2001 and approximately (Yen)410.2 million ($3.4 million) during 2002. Interest income in 2001 and in 2002 is received mainly from our investment in bonds issued by SOFTBANK and cash in bank deposits.

We recognized a gain on sales of marketable securities of approximately (Yen)20.0 million in 2001 and a loss on sales of marketable securities of approximately (Yen)259.3 million ($2.2 million) in 2002. The gain primarily resulted from our sale in shares of common stock of Open Loop Inc, a Nasdaq Japan listed Japan technology company in 2001 and the loss primarily resulted from our sale in shares of common stock of Sina COM, a Nasdaq-listed U.S. Internet media and services company in 2002.

In 2002, we recognized loss from impairment of securities investments of (JPY) 804.7 million ($6.7 million). The loss primarily resulted from SOFTBANK INTERNET FUND and common stock of Information Security One Limited, Cayman Islands, a British West Indies provider of enterprise solutions and professional services company.

INCOME TAXES

Our statutory tax rate was 42.1% in 2001 and 2002. Our effective tax rate was 41.8% in 2001 and 41.2% in 2002. This decrease was mainly due to an improvement of valuation allowances for deferred tax assets in 2002 compared with 2001, which in turn lowered our effective tax rate. Net deferred tax assets increased from (Yen)4,191 million in 2001 to (Yen)5,593 million in 2002 mainly due to an increase of the portion derived from deferred revenue from (Yen)2,396 million in 2001 to (Yen)3,299 million in 2002.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2000 AND 2001

	FOR THE YEAR ENDED DECEMBER 31,
	2000		2000	2001		2001
	(in thousands, except percentages)
Net sales	(Yen)	20,070,366	100.0%	(Yen)	31,326,321	100.0%
Cost of sales		1,474,689	7.3		1,898,971	6.1

Gross profit		18,595,677	92.7		29,427,350	93.9

Operating expenses:
Selling		5,445,167	27.2		7,177,519	22.9
Research and development		2,043,480	10.2		2,755,200	8.8
General and administrative		5,303,661	26.4		9,725,458	31.0
Goodwill amortization		276,286	1.4		—	—
Goodwill write-off		—	—		2,253,559	7.2

Total operating expenses		13,068,594	65.2		21,911,736	69.9

Operating income		5,527,083	27.5		7,515,614	24.0
Other income (expense):
Interest income		241,133	1.2		393,254	1.3
Interest expense		(220,960)	(1.1)		(296,625)	(1.0)
Gain on sales of marketable securities		119,650	0.6		19,975	0.1
Foreign exchange gain (loss), net		283,305	1.4		585,671	1.9
Other income (expense), net		941,500	4.7		(461,312)	(1.5)

Total other income		1,364,628	6.8		240,963	0.8
Income before income taxes, minority interest and equity in loss of affiliated companies		6,891,711	34.3		7,756,577	24.8
Income taxes:
Current		4,701,426	23.4		4,214,459	13.5
Deferred		(1,578,889)	(7.9)		(973,338)	(3.1)

		3,122,537	15.5		3,241,121	10.4

Income before minority interest and equity in loss of affiliated companies		3,769,174	18.8		4,515,456	14.4

Minority interest in income of a consolidated subsidiary		6,845	0.1		—	—

Income from consolidated companies		3,762,329	18.7		4,515,456	14.4
Equity in loss of affiliated companies		87,672	0.4		129,544	0.4

Net income	(Yen)	3,674,657	18.3%	(Yen)	4,385,912	14.0%

NET SALES

Net sales increased 56.1% from (Yen)20,070 million in 2000 to (Yen)31,326 million in 2001. The increase was due to increased sales of internet-based products such as InterScan VirusWall and ScanMail, which grew from approximately (Yen)7,799 million or 39% of our net sales in 2000 to approximately (Yen)10,070 million or 32% of our net sales in 2001. Net sales of server-based products, primarily ServerProtect, increased from approximately (Yen)2,524 million or 13% of our net sales in 2000 to approximately (Yen)3,401 million or 11% of our net sales in 2001, which reflected higher corporate demand for internet-based products.

Net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, increased from approximately (Yen)4,002 million of net sales in 2000 to approximately (Yen)11,284 million of net sales in 2001. Net sales of anti-virus software for personal computers, including retail package sales of PC-cillin/Virus Buster, increased from approximately 20% of total net sales in 2000 to approximately 36% of total net sales in 2001. Within the personal computer product category, retail package sales of personal computer software increased from approximately (Yen)933 million in 2000 to approximately (Yen)5,487 million in 2001, due primarily to increased sales of our products in our Japanese market. We released Virus Buster 2002 in November 2001. Site license sales of personal computer software to corporate end users increased from approximately (Yen)3,069 million in 2000 to approximately (Yen)5,797 million in 2001.

Our net sales include a limited amount of sales of our products to other companies for inclusion in their products. Sales of these products was approximately (Yen)406 million in 2000 which made up 2% of our total net sales in 2000. Since 2001, these sales have been allocated to Internet-based products, server-based products and anti-virus software for personal computers. Our net sales also include revenues from post-contract customer support fees and royalties. Sales, other than product sales, increased from approximately (Yen)3,959 million in 2000 to approximately (Yen)5,316 million in 2001. The increase was due primarily to increased renewals of post-contract customer support by corporate customers. In terms of a percentage of net sales, sales, other than product sales, decreased from approximately 20% in 2000 to approximately 17% in 2001. Net sales of other products, including products developed by ipTrend, totaled approximately (Yen)1,380 million and (Yen)1,255 million, or 6% and 4% of total net sales, in each of 2000 and 2001, respectively.

COST OF SALES

Cost of sales consists primarily of outbound shipping and handling costs, costs of manuals and packaging, amortization of software development expense, costs of job order production except costs of software which is associated with ipTrend. Cost of sales increased 28.8% from approximately (Yen)1,474.7 million in 2000 to approximately (Yen)1,899.0 million in 2001. The increase was primarily due to the increase in retail package sales for personal computer software.

OPERATING EXPENSES

Operating expenses increased 67.7% from approximately (Yen)13,069 million in 2000 to approximately (Yen)21,912 million in 2001.

Selling Expenses

Selling expenses consist primarily of advertising and selling commissions. Selling expenses were approximately (Yen)5,445 million in 2000 and approximately (Yen)7,178 million in 2001, an increase of 31.8%. The increase was primarily due to increased personnel expenses resulting from an increase in the number of employees from 404 in 2000 to 455 in 2001.

Research and Development Expenses

Research and development expenses consist primarily of payroll and related expenses for software engineers who develop and update our anti-virus software products. Research and development expenses increased 34.8% from approximately (Yen)2,043.5 million in 2000 to approximately (Yen)2,755.2 million in 2001. Research and development personnel increased from 365 at December 31, 2000 to 490 at December 31, 2001. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred. In our software development process, technological feasibility is established upon completion of all significant testing for the original English language version of the product. We produce local language versions of our anti-virus software, such as Japanese and Chinese, from the English language version by adding local language functions. Localization costs, which include direct labor and overhead costs, are capitalized and amortized over the estimated life of the product in accordance with Statement of Financial Accounting Standards No. 86. We believe that we will need to continue to incur costs to update current products and develop new products to remain competitive. Accordingly, we expect our research and development expenses to increase moderately in absolute terms in future periods.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses, customer service, accounting and administration and other general corporate expenses. General and administrative expenses increased 83% from approximately (Yen)5,304 million in 2000 to approximately (Yen)9,725 million in 2001, representing approximately 26% and 31% of net sales for these years. An increase in general and administrative expenses was primarily due to increased payroll costs for newly hired employees as well as salary increase for existing employees. Employees engaged in activities other than research and development increased from 398 at December 31, 2000 to 477 at December 31, 2001. We expect general and administrative costs to increase in absolute terms in future periods as we expand our operations.

Goodwill Amortization and Goodwill Write-off

In February 2000, we acquired a controlling interest in ipTrend Incorporated for the purpose of making inroads into UNIX-based operating systems and Internet platform technology, especially in Linux systems. ipTrend effectively became a wholly-owned subsidiary upon acquisition of the remaining minority interest in November 2000. The total purchase price was (Yen)2,800 million and (Yen)2,528 million was allocated to goodwill. However, based on a re-evaluation of our strategy for ipTrend’s business and ipTrend’s performance, in July 2001, we decided to curtail ipTrend’s business, and ipTrend was liquidated in December 2001 after transferring certain businesses of ipTrend including the Security Appliance Server business to us and the rest of their business to IPSQUARE, an unrelated third party, in August 2001. The assets of (Yen)40 million and the liabilities of (Yen)29 million were transferred to and assumed by IPSQUARE at their carrying amount without any gain or loss on the transaction. As a result of the curtailment of ipTrend’s business, we wrote off the unamortized goodwill balance of (Yen)2,254 million. Goodwill amortization of (Yen)276 million and the write-off of (Yen)2,254 million are included in operating income for the year ended December 31, 2000 and 2001, respectively.

OTHER INCOME (EXPENSE)

We earned interest income of approximately (Yen)241.1 million during 2000 and approximately (Yen)393.3 million during 2001. Interest income in 2001 was mainly from our investment in bonds issued by SOFTBANK and cash in bank deposits.

We recognized a gain on sales of marketable securities of approximately (Yen)119.7 million and (Yen)20.0 million in 2000 and 2001, respectively. The gain primarily resulted from our sale in shares of common stock of March First, a Nasdaq-listed U.S. technology company, and Open Loop Inc, a Nasdaq Japan listed Japan technology company in 2000 and 2001, respectively.

In 2000, we earned gain on settlement of litigation with Network Associates of (Yen)1,020 million, net of related fees for lawyers of (Yen)307 million in total.

INCOME TAXES

Our statutory tax rate was 42.1% in 2000 and 2001. Our effective tax rate was 45.3% in 2000 and 41.8% in 2001. The difference between our statutory and effective tax rates in 2000 resulted primarily from a change in valuation allowance for deferred tax assets.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	revenue recognition;

•	allowance for sales returns and allowance for doubtful accounts;

•	accounting for income taxes;

•	non-marketable equity securities;

Revenue Recognition

Our revenue is derived primarily from product revenue, which includes software product license and post-contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary services. Royalty revenue is represented by the fee via “Application service provider” and “Internet service provider” and supplementary services is represented by the services based on “Premium support program” and “Service level agreement”. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management makes different judgments or utilizes different estimates.

We license our software products under perpetual licenses. We sell our products and services via our direct sales force and through domestic and foreign intermediaries.

We apply the provisions of Statement of Position 97-2, “Software Revenue Recognition”, as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products. For hardware transactions where software is not incidental, we do not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from our software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service centers and supplementary services revenue are deferred and recognized ratably over the service period. We allocate revenue to post-contract customer support services based on the fair value of the post-contract customer support services which is determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured and it is recognized upon receipt of cash if collection is not assured.

For all sales, we use either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

At the time of the transaction, we assess whether the fee associated with our revenue transaction is fixed and determinable and whether or not collection is reasonably assured. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, we account for the fee as not being fixed and determinable. In these cases, we recognize revenue as the fees become due. We assess collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

We recognize revenue from sales to intermediaries when products have been delivered. It depends on each transaction whether we or the intermediaries have either a binding purchase order or signed license agreement of their end-users. After sale, we may approve certain returns from intermediaries or end-users. Therefore, we make an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue. It is ordinary that returns from intermediaries result from holding neither a binding purchase order nor signed license agreement of their end-users. These returns primarily result from retail package sales.

Allowance for Sales Returns and Allowance for Doubtful Accounts

The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Specifically, our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns. Significant management judgments and estimates must be made and used in connection with establishing the sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. The balance of allowance for sales returns was (Yen)362 million ($3,019 thousand) as of December 31, 2002. Similarly, our management must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was (Yen)11,325 million ($94,375 thousand), net of allowance for doubtful accounts and sales returns of (Yen)962 million ($8,017 thousand), as of December 31, 2002.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded this valuation allowance of (Yen)190 million ($1,584 thousand) as of December 31, 2002, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

The net deferred tax asset as of December 31, 2002 was (Yen)5,593 million ($46,609 thousand), net of a valuation allowance of (Yen)190 million ($1,584 thousand).

Non-Marketable Equity Securities

Our ability to recover our investments in private, non-marketable equity securities and to earn a return on these investments is primarily dependent on how successfully these companies are able to execute their business plans and how well their products are accepted, as well as their ability to obtain venture capital funding to continue operations and to grow. In the current equity market environment, their ability to obtain additional funding as well as to take advantage of liquidity events, such as initial public offerings, mergers and private sales, is significantly constrained.

Under our accounting policy, the carrying value of a non-marketable investment is the amount paid for the investment unless it has been determined to be other than temporarily impaired, in which case we write the investment down to its impaired value. We review all of our investments periodically for impairment; however, for non-marketable equity securities, the impairment analysis requires significant judgment. This analysis includes assessment of each investee’s financial condition, the business outlook for its products and technology, its projected results and cash flows, the likelihood of obtaining subsequent rounds of financing. If an investee obtains additional funding at a valuation lower than our carrying amount, we presume that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise, for example, if we hold contractual rights that give us a preference over the rights of other investors. As the equity markets have declined significantly over the past two years, we have experienced substantial impairments in our portfolio of non-marketable equity securities. If equity market conditions do not improve, as companies within our portfolio attempt to raise additional funds, the funds may not be available to them, or they may receive lower valuations, with more onerous investment terms than in previous financings, and the investments will likely become impaired. However, we are not able to determine at the present time which specific investments are likely to be impaired in the future, or the extent or timing of individual impairments. During 2002, we recorded impairments of non-marketable equity investments of (Yen)805 million ($6,706 thousand).

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued FAS No. 143 “Accounting for Asset Retirement Obligations”. FAS No. 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. The standard, which is effective January 1, 2003, is not expected to have a material effect on our financial position and results of operations.

In July 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No.94-3 (“EITF No. 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” FAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of FAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The standard is not expected to have a material effect on our financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. We have adopted the disclosure requirements of FIN No. 45, which were effective for financial statements of interim or annual periods ending after December 15, 2002. We will apply the recognition and measurement provisions for all material guarantees entered into or modified in periods beginning January 1, 2003. Although the impact of FIN No. 45 on our future consolidated financial statements will depend upon whether we enter into or modify any material guarantee arrangements, the interpretation is not expected to have a material effect on our financial position and results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We will adopt EITF No. 00-21 in the second half beginning July 1, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. We are currently evaluating the impact of adopting this guidance.

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities.” FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 (“ARB No. 51”) and applies immediately to Variable Interest Entities (VIEs) created after January 31, 2003 and to VIEs in which an interest is obtained after that date. FIN No. 46 also requires disclosure of VIEs in all financial statements initially issued after January 31, 2003, if it is reasonably possible that we will consolidate or disclose information about a VIE when this interpretation becomes effective, regardless of the date on which the VIE was created. We do not have any entities that require disclosure or new consolidation as a result of adopting the provisions of the interpretation.

In April 2003, FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Except for certain provisions, FAS No. 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. The standard is not expected to have a material effect on our financial position and results of operations.

In May 2003, FASB issued FAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” FAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. FAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The standard is not expected to have a material effect on our financial position and results of operations.

B. Liquidity and Capital Resources.

At December 31, 2002, we had cash and cash equivalents and marketable securities of approximately (Yen)50,577 million ($421.5 million), up from approximately (Yen)42,630 million at December 31, 2001. The increase was primarily due to operating activities. At December 31, 2002, we had cash and cash equivalents of approximately (Yen)47,830 million ($399 million) which were mostly held in Japanese yen, U.S. dollar and Euro. At December 31, 2002, our cash and cash equivalents mainly consisted of (Yen)28,696 million ($239 million) in Japanese yen, (Yen)9,846 million ($82 million) in U.S. dollar and (Yen)7,162 million ($60 million) in Euro. At December 31, 2001, we had cash and cash equivalents of approximately (Yen)40,783 million which mainly consisted of (Yen)25,741 million in Japanese yen, (Yen)9,582 million in U.S. dollars and (Yen)1,798 million in Euro.

Net cash provided by operating activities was approximately (Yen)12,240 million in 2001 and (Yen)14,743 million ($122.9 million) in 2002. The increase from 2001 to 2002 was primarily due to an increase of net income and slow down of an increase in accounts receivable, net of allowance. These increases were primarily offset by decrease of depreciation and amortization.

Net cash used in investing activities was approximately (Yen)2,918 million in 2001 and approximately (Yen)3,173 million ($26.4 million) in 2002. The increase from 2001 to 2002 was primarily due to a (Yen)2,519 million ($21.0 million) decrease in proceeds from sales of marketable securities. This increase was partially offset by a (Yen)1,571 million ($13.1 million) decrease in payment for purchases of marketable securities and security investments and (Yen)689 million ($5.7 million) decrease in payments for purchases of property and equipment.

Net cash provided by financing activities was approximately (Yen)5,784 million in 2001. Net cash used by financing activities was approximately (Yen)4,007 million ($33.4 million) in 2002. The change from providing net cash in 2001 to using net cash in 2002 was primarily due to a (Yen)5,697 million ($47.5 million) decrease in the amount of proceeds from issuance of bonds minus purchase of treasury bonds, a (Yen)2,100 million ($17.5 million) increase in redemption of bonds and a (Yen)2,280 million ($19.0 million) increase of purchase of proceeds from sales of treasury stock, net.

We issued (Yen)6,000 million worth of unsecured bonds due July 2002 with detachable warrants in connection with our 1999 incentive plan in July 1999. The bonds bear interest at the annual rate of 2.5%. Of the (Yen)6,000 million worth of unsecured bonds, (Yen)1,300 million, (Yen)900 million and (Yen)3,000 million ($25.0 million) were redeemed in 2000, 2001 and 2002, respectively. The remaining (Yen)800 million worth of unsecured bonds was repurchased in 2001.

We issued (Yen)5,000 million worth of unsecured bonds due June 2003 with detachable warrants in connection with our 2000 incentive plan in June 2000. The bonds bear interest at the annual rate of 2.1%.

We issued (Yen)5,000 million worth of unsecured bonds due March 2004 with detachable warrants in connection with our 2001 incentive plan in March 2001. The bonds bear interest at the annual rate of 1.75%.

We issued (Yen)1,500 million worth of unsecured bonds due June 2004 with detachable warrants in connection with our 2001 incentive plan in June 2001. The bonds bear interest at the annual rate of 1.5%.

We issued (Yen)6,000 million worth of unsecured bonds due November 2004 with detachable warrants in connection with our 2001 incentive plan in November 2001. The bonds bear interest at the annual rate of 1.75%. (Yen)6,000 million worth of unsecured bonds issued in November, 2001 was repurchased in December, 2001.

We issued (Yen)4,000 million ($33.3 million) worth of unsecured bonds due April 2006 with detachable warrants in connection with our 2002 incentive plan in April 2002. The bonds bear interest at the annual rate of 1.90%. (Yen)4,000 million worth of unsecured bonds issued in April, 2002 was repurchased in May, 2002.

We have invested the proceeds of the bonds in cash and other short-term investments. Since these investments are likely to yield less interest income than the interest expense on the bonds, we will incur a net interest expense with respect to the bonds.

In order to reduce interest cost, we repurchased some of the bonds in the market with the intention to hold the treasury bonds until they can be extinguished legally. As the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. We used the proceeds of the bond issuance for working capital and general corporate purposes.

Future payments due under debt and lease obligations as of December 31 (in millions of Yen and thousands of dollars):

Year ending December 31:	Long-term debt		Non-cancelable operating leases		Total		Total in U.S. $
2003	(Yen)	5,000	(Yen)	705	(Yen)	5,705	$47,541
2004		6,500		429		6,929	57,745
2005		—		405		405	3,377
2006		—		36		36	297
2007 and thereafter		—		1		1	5

Total	(Yen)	11,500	(Yen)	1,576	(Yen)	13,076	$108,965

In 1998, we entered into three overdraft agreements with Japanese commercial banks, under which we are able to obtain short-term financing at prevailing interest rates for periods not in excess of one year. One of three overdraft agreements was terminated in 2002. The aggregate amount available under remaining two overdraft agreements is (Yen)700 million ($5.8million) as of December 31, 2002. Each of the overdraft agreements has an initial one-year term and is automatically renewed for additional one-year terms unless otherwise notified by either party. At December 31, 2002, no amounts were outstanding under these overdraft agreements.

Our capital requirements depend on numerous factors, including

•	market acceptance of our products,

•	the resources we devote to developing, marketing, selling and supporting our products, and

•	the extent to which we are able to establish relationships with strategic partners in the U.S., Europe and elsewhere.

We plan to devote additional capital resources to hire additional engineers and other employees and expand our product development, support, and sales and marketing organizations, to expand marketing programs, establish additional facilities worldwide and for other general corporate activities. Additionally, in the future we may make acquisitions and strategic investments in order to grow our business. We believe that our current cash balance, cash flow from operations and existing credit facilities will satisfy our working capital and capital expenditure requirements for the next 12 months. Insofar as we are not able to satisfy our working capital and capital expenditure requirements we may seek to raise additional capital through equity or debt financing. However, we cannot be certain that such funding will be available on commercially reasonable terms, if at all.

C. Research and Development, Patents and Licenses, etc.

RESEARCH AND PRODUCT DEVELOPMENT

Our research and product development activities focus on the development of new anti-virus and security software, enhancements to existing products and integration of products to enable monitoring, updating and management via the internet. We conduct research and development at our Tokyo headquarters and our U.S., Taiwan, Germany and China subsidiaries and have a research staff of 631 engineers.

Research and development expenditures, consisting primarily of software development costs and research and development staff salaries and benefits, increased from (Yen)2,043.5 million in 2000 to (Yen)2,755.2 million in 2001 and to (Yen)3,505.6 million ($29.2 million) in 2002.

INTELLECTUAL PROPERTY

Our ability to compete successfully depends in part on our ability to protect the proprietary technology contained in our software products. We rely upon a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect proprietary rights in our software.

Our U.S. and Taiwanese subsidiaries hold the following principal patents relating to core technologies:

NAME	STATUS	REGISTRATION DATE	REGISTRATION NUMBER	EXPIRATION DATE	APPLICANT/ PATANTEE

Method and apparatus for controlling network and workstation access prior to workstation boot	Patented	8/22/1995	5,444,850	8/3/2013	Trend Micro Inc. (USA)

Virus detection and removal apparatus for computer networks	Patented	4/22/1997	5,623,600	9/25/2015	Trend Micro Inc. (USA)

Method and apparatus for controlling network and workstation access prior to workstation boot	Patented	10/21/1997	5,680,547	8/7/2015	Trend Micro Incorporated (Taiwan)

Apparatus and method for electronic mail virus detection and elimination	Patented	3/30/1999	5,889,943	3/28/2016	Trend Micro Incorporated (Taiwan)

System, apparatus and method for the detection and removal of viruses in macros	Patented	9/14/1999	5,951,698	10/1/2016	Trend Micro Incorporated (Taiwan)

Event triggered iterative virus detection	Patented	9/28/1999	5,960,170	3/17/2017	Trend Micro Incorporated (Taiwan)

Computer network malicious code scanner	Patented	11/9/1999	5,983,348	9/9/2017	Trend Micro Inc. (USA)

Controlled distribution of application programs in a computer network	Patented	9/12/2000	6,119,165	11/16/2017	Trend Micro Inc. (USA)

Computer network malicious code scanner method and apparatus	Patented	8/7/2001	6,272,641	11/8/2019	Trend Micro Inc. (USA)

We plan to transfer the ownership of these patents to Trend Micro (Japan).

We do not typically enter into signed license agreements with our corporate, government and institutional customers who license products directly from us. We include an electronic version of a “shrinkwrap” license in all of our electronically distributed software and a printed license in the box for our packaged products in order to protect our copyrights in those products. The enforceability of these licenses generally is uncertain in the United States as well as in foreign jurisdictions. In addition, the laws of some foreign countries either do not protect proprietary rights or offer only limited protection for those rights.

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

E. Off-Balance Sheet Arrangements.

Not applicable

F. Tabular Disclosure of Contractual Obligations.

Not applicable

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table shows information regarding our directors and executive officers as of May 31, 2003.

Name	Age	Position(s)	Month and year in which Current Term Expires	Number of Shares owned as of May 31, 2003	Percent of number of Shares issued
Steve Ming-Jang Chang	48	Representative Director; President, Chief	March 2005	5,208,000	3.9%
		Executive Officer and Chairman of the Board
Mahendra Negi	43	Representative Director, Chief Financial	March 2005	0	—
		Officer and Executive Vice President
Eva Yi-Fen Chiang	44	Director; Chief Technology Officer and	March 2005	2,816,000	2.1%
		Executive Vice President
Nick Dederer	52	Director, Chief Operating Officer and	March 2005	0	—
		Executive Vice President
Edward Tian	39	Director	March 2005	0	—
Fumio Hasegawa	63	Corporate Auditor	March 2005	500	0.0%
Sadatoshi Nakayama	51	Corporate Auditor	March 2005	0	—
Yasuo Kameoka	47	Corporate Auditor	March 2005	0	—
Kouji Fujita	41	Corporate Auditor	March 2005	0	—

Steve Ming-Jang Chang is the founder and Chief Executive Officer of Trend Micro. He has been serving as our Representative Director since December 1995. Chang formed Trend Micro, in California, in 1988, with the goal of developing anti-virus software for personal computers. Prior to launching Trend Micro, Chang worked as an engineer at Hewlett Packard and later founded AsiaTek, Inc., a Taiwan-based UNIX software design company. Steve Chang received his B.S. in Applied Mathematics from Fu-Jen Catholic University in Taiwan and his M.S. in Computer Science from Lehigh University, Pennsylvania in 1978. He is also currently serving as a director of SOFT TREND CAPITAL Corporation.

Mahendra Negi is the Chief Financial Officer of Trend Micro, and Representative Director. He has been serving as our Representative Director since March 2002. He joined Trend Micro in May 2000 from Merrill Lynch. Negi started his career in the petroleum industry, and then moved to commercial banking before joining Merrill Lynch. He graduated from Nagpur University in India in addition to his MSc (Master of Science) in Management from the London Business School in 1993.

Eva Yi-Fen Chiang is one of co-founders of Trend Micro. She is currently Executive Vice President and a Director and has been our Chief Technology Officer since May 1988 and our Director since August 1997. She graduated from Texas University in 1988. She is also Steve Ming-Jang Chang’s sister-in-law.

Nick Dederer is the Chief Operating Officer of Trend Micro, and sits on the Board of Directors. He joined Trend Micro in 2000 as Corporate Vice President, from Intel Corporation. He has been serving as our Director since March 2002. Nick Dederer holds M.B.A. in Finance emphasis from University of California Berkeley in 1976.

Dr. Edward Suning Tian is the CEO of China Netcom, a Chinese telecommunications carrier in China, jointly founded by the Academy of Sciences, Ministry of Railways, National Bureau of Broadcasting, File and Television, and Shanghai Municipal Government. He has been serving as our Director since March 2001. Prior to joining China Netcom in June 1999, Dr. Tian co-founded the first internet technology provider in China Asia Info. Dr. Tian holds a Ph.D. in Environmental Management from Texas Tech University. He also received an M.S. from the Chinese Academy of Sciences in Beijing. He is a frequent speaker at major events and a contributor to many publications on Internet technology and the new economy.

Fumio Hasegawa graduated from Chuo University with a degree from the commercial science department in 1967. He has worked for Shell Oil and Tokyo Shell Pack. He became one of our Corporate Auditors in March 2000.

Sadatoshi Nakayama graduated from Kyoto University’s Department of Science in 1977. He has worked for the Chuo Audit Corporation (now the Chuo Aoyama Audit Corporation) and is currently the head of Sadatoshi Nakayama CPA Office and became one of our Corporate Auditors in March 2001.

Yasuo Kameoka graduated from Sohka University’s Department of Economics in 1978. He joined PriceWaterhouse in 1978 and Tokuichi Hayashi CPA Office in 1988. Currently he is the representative employee of Daikoh Audit Corporation. He became one of our Corporate Auditors in March 2001.

Kouji Fujita graduated from Hitotsubasdhi University’s Department of Juristic Law in 1987. He was admitted to the Japanese Bar, joined Okuno & Partners legal office in April 1989. He became one of our Corporate Auditors in March 2002. He is also currently serving as a corporate auditor of TOEI Housing Corporation.

B. Compensation.

For the fiscal year ended December 31, 2002, the aggregate compensation of all directors and executive officers paid or accrued by Trend Micro was (Yen)148 million ($1,233 thousand), 132 million yen for directors and 16 million yen for corporate auditors. Under the Japanese Commercial Code and local practice, we may make severance payments to a retired director or corporate auditor with shareholder approval when our management proposes such payments based on a resolution of our Board of Directors. We have an internal formula to determine the amounts of severance payments to corporate auditors when we make such a proposal for corporate auditors. We have not recorded any liabilities relating to severance payments to directors and corporate auditors as of December 31, 2000, 2001 and 2002 because we have no liabilities to directors, and related liabilities to corporate auditors were insignificant.

Information regarding stock options granted to our directors and executive officers are provided in Item 6.E.

C. Board Practices.

Directors are elected at a general meeting of shareholders, and the normal term of office of a director is two years, although they may serve any number of consecutive terms. We do not have audit or remuneration committees, a standard practice in Japan. We do not have any service contracts with any of our directors providing for benefits upon termination of employment.

In accordance with the requirements of the Commercial Code of Japan, our Articles of Incorporation provide for not less than three corporate auditors. Corporate auditors, of whom at least one must be from outside of the company, are elected at a general meeting of shareholders, and the normal term of office of a corporate auditor is four years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by the directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are entitled to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Corporate auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the board of corporate auditors, which must submit its audit report to the Board of Directors. The board of corporate auditors will also determine matters relating to the duties of the corporate auditors, such as audit policy and methods of investigation of our affairs.

Our directors serve on the board for two year terms and corporate auditors serve for four year terms. The Japanese Commercial Code was amended which still requires the corporate auditors to serve for a period of 4 years, except that the corporate auditors who were in office both at May 1, 2002 and who remain so at the time of our ordinary shareholders’ meeting in 2002 serve for a period of three years. The terms of Messrs. Hasegawa, Nakayama, Kameoka and Fujita expire upon completion of our ordinary shareholders’ meeting in 2005.

Pursuant to home country practices exemptions granted to us by the Nasdaq National Market, we are permitted to follow certain corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those required for U.S. domestic companies under Nasdaq’s listing standards. Nasdaq rules and our current practices relating to corporate governance have the following significant differences:

•	Audit Committee. Nasdaq requires that a U.S. domestic company registered with Nasdaq have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company to ensure the outside auditor’s independence. We do not have an audit committee with functions called for by Nasdaq rules.

•	Shareholder Approval Policy. Nasdaq requires that shareholder approval be obtained prior to issuance by a U.S. domestic company registered with Nasdaq of stock options or a purchase plan to officers or directors except, among others, when the plan under which the amount of securities issued does not exceed 1% of number of shares of common stock, or the voting power outstanding or 25,000 shares. We follow relevant Japanese laws which, as discussed in “Voting Rights” under Item 10.B of this annual report, generally require us to obtain shareholder approval only if stock options are to be issued with “specially favorable” conditions.

Nasdaq also requires that, with certain exceptions specified in its rules, in connection with acquisition of stock or assets of another company, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) if any director, and officer or substantial shareholder has a 5% interest, or all of them collectively have a 10% interest, in the stock or assets and the issuance would increase the outstanding common shares or voting power of these parties by more than 5%, and (2) if due to the issuance, the voting power of the common stock held by these parties equals or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock held by these parties equals or exceeds 20% of the number of shares outstanding before the issuance. We follow relevant Japanese laws which, as discussed in “Voting Rights” under Item 10.B of this annual report, generally require us to obtain shareholder approval with respect to the issuance of new shares at a “specially favorable” price or issuance of bond with share acquisition right with “specially favorable” terms or of acquisition right with “specially favorable” terms to person other than shareholders.

On October 9, 2002, the National Association of Securities Dealers, Inc., through its subsidiary, The Nasdaq Stock Market, Inc., filed with the Securities and Exchange Commission proposed changes to its corporate governance standards. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, the responsibilities of the audit committee and codes of conduct. Subsequently, on March 11, 2003, Nasdaq filed with the Securities and Exchange Commission Amendment No. 1 to its proposed rule changes. Also, in April 2003, the Securities and Exchange Commission promulgated Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, requiring self-regulatory organizations and Nasdaq to implement the provisions of that rule regarding listed company audit committees. Nasdaq may further amend its proposed rule changes in order to reflect the requirements of Rule 10A-3. The proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission’s approval.

The proposed rule changes, as amended, will generally continue to grant home country practices exemptions to non-U.S. companies listed on Nasdaq, including us, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed non-U.S. companies. Among such requirements, a foreign private issuer listed on Nasdaq will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. We expect that, pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of Nasdaq implementing the requirements of the rule will become applicable to foreign private issuers listed on Nasdaq on July 31, 2005.

As described in this Item 6.C, we have a Board of Corporate Auditors who examine our financial statements and business reports which are submitted by the Board of Directors to the general meeting of shareholders and supervise the administration of our affairs by the directors. We plan to take appropriate steps with respect to our corporate governance system by July 31, 2005 so that our Board of Corporate Auditors would satisfy the conditions set forth in paragraph (c)(3) of Rule 10A-3, for the purpose of availing ourselves to the general exemption provided by that paragraph from the amended corporate governance standards of Nasdaq implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee.

The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.

LIMITATION OF LIABILITIES OF SOME DIRECTORS

We have entered into an agreement with one of our directors, Edward Tian, that limit his liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, up to the higher of (a) (Yen)10 million or (b) the amount specified in the agreement. The amount specified in each of these agreements is generally the aggregate amount of two years’ remunerations and other compensation received or entitled to be received by him.

D. Employees.

As of May 31, 2003, we had 1,877 employees, of whom 1,153 were located in Asia, 351 were located in the United States, 286 were located in Europe and 87 were located in other regions. And of the 1,877 employees, 246 were in administrative positions, 650 were in sales and marketing positions, 631 were in research and development positions and 350 were in technical support positions.

As of December 31, 2002, we had 1,837 employees, of whom 226 were in administrative positions, 624 were in sales and marketing positions, 636 were in research and development positions and 351 were in technical support positions.

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

1997 INCENTIVE PLAN AND 1998 INCENTIVE PLANS

Our 1997 incentive plan and 1998 incentive plans provide for the grant of warrants to purchase shares to employees and directors. All of our directors and employees other than directors or employees residing in California and holding more than 10% of the outstanding shares, were eligible to participate in the incentive plans.

All of the warrants authorized under the incentive plans, representing an aggregate of 10,653,600 shares, have been issued. As of May 31, 2003, warrants to purchase a total of 8,541,600 shares have been exercised, warrants to purchase a total of 748,800 shares have been retired, warrants to purchase a total of 1,363,200 shares have expired, and no warrants to purchase remain issued and outstanding. All warrants issued to date under the incentive plans were issued with an exercise price of (Yen)142.5 per share. Under the incentive plans, any warrants that have been retired, expired, become unexercisable or forfeited for any reason are not available for any future issuances.

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

The Board of Directors may amend the incentive plans and warrants and may assume, repurchase or resell outstanding warrants at any time in compliance with applicable laws, but any amendment or modification which materially alters or impairs a warrant holder’s rights requires the warrant holder’s prior written consent. The incentive plans permit the board of directors to impose transfer restrictions on the shares issuable upon exercise of the warrants, including a right of first refusal to purchase the shares. Each of the incentive plans terminates ten years after its respective date of adoption.

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

1999 INCENTIVE PLAN

•	We have adopted our 1999 incentive plan. The 1999 incentive plan has two components;

•	we have issued warrants to acquire up to 1,875,000 newly-issued shares to employees in Japan and employees of our non-U.S. subsidiaries (all warrants expired on July 22, 2002); and

•	under the U.S. program of the plan, STG Incentive Company L.L.C., a Delaware limited liability company organized by Gainway Enterprises Limited, Trueway Company Limited and Steve Ming-Jang Chang, has issued options directly to employees and directors of Trend Micro U.S. to acquire up to 1,602,000 shares from STG Incentive Company L.L.C.

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

Trend Micro U.S. determines the allocation of and vesting for options. Options are granted by STG Incentive Company L.L.C. at the direction of Trend Micro U.S. Each option gives the option holder the right to purchase one unit of 500 shares during the four-year period from the date of grant. The options will not be transferable other than by inheritance or under a domestic relations order by a court. Upon exercise of an option, the option holder will deposit the underlying shares into the ADS facility and receive the ADSs. The custodian will return shares underlying options which have not been exercised as of the end of the option term to STG Incentive Company L.L.C. for distribution to Trueway, Gainway and Mr. Chang.

The following table shows information about the options granted to our directors and executive officers under our 1999 incentive plan which were outstanding as of May 31, 2003.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Eva Yi-Fen Chiang	7/12/2003	102,000	$2,560,200
Directors and Executive Officers as a group (9 people)	7/12/2003	102,000	$2,560,200

2000 INCENTIVE PLAN

We have adopted our 2000 incentive plan. Under the 2000 incentive plan, we have issued warrants to acquire up to 636,942 newly-issued shares to our directors and employees.

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

The following table shows information about the warrants granted to our directors and executive officers which were outstanding as of May 31, 2003 under our 2000 incentive plan.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Mahendra Negi	6/19/2003	30,318	(Yen) 237,996,300
Eva Yi-Fen Chiang	6/19/2003	6,878	(Yen) 53,992,300
Directors and Executive Officers as a group (9 people)	6/19/2003	37,196	(Yen) 291,988,600

2001 INCENTIVE PLAN

Our Board of Directors has authorized three incentive plans for the fiscal year 2001. The first plan was authorized in February 2001. Warrants for a total of 881,057 shares were issued at an exercise price of (Yen)5,675, of which 7,929 have been redeemed as of May 2001. The following table shows information about the warrants granted to our directors and executive officers under the first 2001 incentive plan which were outstanding as of May 31, 2003.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Mahendra Negi	3/12/2004	13,920	(Yen) 78,996,000
Nick Dederer	3/12/2004	18,325	(Yen) 103,994,375
Directors and Executive Officers as a group (9 people)	3/12/2004	32,245	(Yen) 182,990,375

The second plan was authorized by our Board of Directors in May, 2001. Warrants for a total of 260,416 shares and options for a total of 713,500 shares were issued at an exercise price of (Yen)5,760. The following table shows information about the warrants granted to our directors and executive officers under the second 2001 incentive plan which were outstanding as of May 31, 2003.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Eva Yi-Fen Chiang	5/28/2004	9,722	(Yen) 55,998,720
Directors and Executive Officers as a group (9 people)	5/28/2004	9,722	(Yen) 55,998,720

The third plan was authorized in November 2001. Warrants for a total of 2,316,602 shares were issued at an exercise price of (Yen)2,590. The following table shows information about the warrants granted to our directors and executive officers under the third 2001 incentive plan which were outstanding as of May 31, 2003.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Ming-Jang Chang	11/12/2004	62,548	(Yen) 161,999,320
Mahendra Negi	11/12/2004	50,579	(Yen) 130,999,610
Eva Yi-Fen Chiang	11/12/2004	45,559	(Yen) 117,997,810
Nick Dederer	11/12/2004	42,471	(Yen) 109,999,890
Edward Tian	11/12/2004	8,494	(Yen) 21,999,460
Directors and Executive Officers as a group (9 people)	11/12/2004	209,651	(Yen) 542,996,090

2002 INCENTIVE PLAN

We have adopted the Trend Micro Incorporated Incentive Plan. The plan was authorized in April 2002. We have issued warrants for a total of 1,159,420 shares at an exercise price of (Yen)3,450, of which 579 shares have been redeemed as of July 2002. The following table shows information about the warrants granted to our directors and executive officers under the plan which were outstanding as of May 31, 2003.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Ming-Jang Chang	4/11/2006	10,144	(Yen) 34,996,800
Mahendra Negi	4/11/2006	21,739	(Yen) 74,999,550
Eva Yi-Fen Chiang	4/11/2006	21,739	(Yen) 74,999,550
Nick Dederer	4/11/2006	21,739	(Yen) 74,999,550
Edward Tian	4/11/2006	2,898	(Yen) 9,998,100
Directors and Executive Officers as a group (9 people)	4/11/2006	78,259	(Yen) 269,993,550

2003 INCENTIVE PLAN

Our Shareholders’ Meeting and Board of Directors has authorized two incentive plans for the fiscal year 2003. The first plan was authorized in February 2003. Stock acquisition rights for a total of 1,999,500 shares were issued at an exercise price of (Yen)2,230. The following table shows information about the acquisition rights granted to our directors and executive officers under the first 2003 incentive plan which were outstanding as of May 31, 2003.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Ming-Jang Chang	10/31/2007	2,500	(Yen)	5,575,000
Mahendra Negi	10/31/2007	42,500	(Yen)	94,775,000
Eva Yi-Fen Chiang	10/31/2007	25,000	(Yen)	55,750,000
Nick Dederer	10/31/2007	45,000	(Yen)	100,350,000
Edward Tian	10/31/2007	12,500	(Yen)	27,875,000
Directors and Executive Officers as a group (9 people)	10/31/2007	127,500	(Yen)	284,325,000

The second plan was authorized in May 2003. Stock acquisition rights for a total of 2,500,000 shares were issued at an exercise price of (Yen)1,955. The following table shows information about the options granted to our directors and executive officers under the second 2003 incentive plan which were outstanding as of May 31, 2003.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Ming-Jang Chang	5/27/2008	32,500	(Yen)	63,537,500
Mahendra Negi	5/27/2008	55,000	(Yen)	107,525,000
Eva Yi-Fen Chiang	5/27/2008	60,000	(Yen)	117,300,000
Nick Dederer	5/27/2008	55,000	(Yen)	107,525,000
Edward Tian	5/27/2008	15,000	(Yen)	29,325,000
Directors and Executive Officers as a group (9 people)	5/27/2008	217,500	(Yen)	425,212,500

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The Securities and Exchange Law of Japan requires any company which is the issuer of securities which are, among other considerations, listed on any Japanese stock exchange or are traded on the over-the-counter market in Japan to disclose information about its major shareholders, including approximately its ten largest shareholders of record as of the end of each fiscal year and each semi-annual period. Also, as explained under Item 10.D below, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, as calculated pursuant to the Securities and Exchange Law of Japan, must file with the Local Finance Bureau having jurisdiction within five business days a report concerning such shareholding. For this purpose, shares issuable to such person upon his exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the size of his holding and the issuer’s total issued shares.

As of May 31, 2003, there were three shareholders of record holding 5% or more of the total issued shares of our common stock. One of these shareholders of record, Trueway Company Limited, which as of December 31, 2002, held of record 23,418,000 shares, or 17.7% of the total issued shares, is a corporation controlled by Yeh Min Yuen. Another record shareholder, Gainway Enterprises Limited, which as of December 31, 2002, held of record 11,392,000 shares, or 8.6% of the total issued shares, is a corporation controlled by Liao Hsueh-Hsuan. These two individuals’ beneficial ownership of our common stock is disclosed in the table below. The third shareholder of record, MLPFS Custody Account No. 2, which as of December 31, 2002, held of record 10,453,000 shares, or 7.9% of the total issued shares, is a trust holding shares of our common stock for individuals residing in Taiwan and other countries. To our knowledge, as of May 31, 2003, none of these individuals beneficially owned, through this trust or otherwise, 5% or more of the total issued shares of our common stock. None of our shares of common stock entitles the holder to any preferential voting rights.

Within the last three years, to our knowledge, the following significant changes in the percentage ownership held by major shareholders have occurred:

(1)	At the time of our initial public offering in Japan in August 1998, SOFTBANK was our largest shareholder. Since then, SOFTBANK has reduced its holding of shares of our common stock. In March 2000, SOFTBANK sold all of its remaining shares of our common stock. To our knowledge, SOFTBANK currently does not beneficially own shares of our common stock.

(2)	We are aware of the filing by Jardine Fleming Investment Management that, as of December 31, 1999, it and its affiliates together owned, beneficially and jointly, 5.6% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Jardine Fleming Investment Management made another filing reporting that, as of September 30, 2000, their beneficial and joint ownership fell below 5% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

(3)	We are aware of the filing by Merrill Lynch Investment Managers Limited that, as of March 31, 2002, it and its affiliates together owned, beneficially and jointly, 9.5% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Merrill Lynch Investment Managers Limited made another filing, which reported that, as of May 31, 2002, it and its affiliates owned, beneficially and jointly, 5.2% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Merrill Lynch Investment Managers Limited made another filing reporting that, as of June 30, 2002, their beneficial and joint ownership fell below 5% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

The following table shows information known to us regarding the beneficial ownership of our common stock as of May 31, 2003, by each person known by us to beneficially own more than 5% of the outstanding shares of our Common stock.

	Shares of common stock beneficially owned
Name	Number	Percentage
Yeh Min-Yuen	23,418,000	17.7%
Liao Hsueh-Hsuan	11,392,000	8.6%

As of December 31, 2002, there were 57 record shareholders with addresses in the United States, and those U.S. holders held 8,907,297 shares of our common stock including 1,097,500 held through our ADSs.

To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by the Japanese or any other government or by any other natural or legal persons severally or jointly.

We know of no arrangements the operations of which may at a later time result in a change of control of Trend Micro.

B. Related Party Transactions.

TRANSACTIONS WITH SOFTBANK

Acquisition of SOFTBANK bonds. Between October 1998 and December 1998, we purchased in the public market an aggregate of 12,000,000 units of bonds issued by SOFTBANK, for a total purchase price of (Yen)1,201 million. Of these bonds, 11,000,000 units had a maturity date of October 18, 1999 and a 2.3% annual interest rate. Semi-annual interest payments under these bonds were made on April 18 and October 18 of each year. The remaining 1,000,000 units matured in October 2000. As of December 31, 2002, we also owned 17,000,000 units of SOFTBANK bonds which we purchased for (Yen)1,700 million in March 1999. These bonds were due March 24, 2003 and bear 3% interest. Semi-annual interest payments under these bonds were due March 24 and September 24 of each year. These bonds were redeemed by SOFTBANK on March 24, 2003. In each instance, we purchased the SOFTBANK bonds at the then current fair market value of these bonds and in brokered transactions.

Issuance of Bonds to SOFTBANK in Connection with Incentive Plans. In connection with the 1998 incentive plan, we issued unsecured bonds with detachable warrants to SOFTBANK in the following amounts: on April 15, 1998, (Yen)413.0 million and on June 17, 1998, (Yen)196.7 million. We immediately fully redeemed the bonds on their dates of issuance at their face value. We also repurchased all of the detachable warrants upon issuance of each bond and immediately distributed such warrants, at the fair market price on the date of issuance, to our and our subsidiaries’ participating employees.

In connection with the 1999 incentive plan, we issued approximately (Yen)6,000 million worth of unsecured bonds with detachable warrants to SOFTBANK. We have also repurchased the detachable warrants and distributed them, with an exercise price equal to the fair market value of the underlying shares on the date of issuance, to our and our non-U.S. subsidiaries’ employees. The bonds bore interest at the annual rate of 2.5%. (Yen)1,300 million, (Yen)900 million, and (Yen)3,000 million ($25.0 million) of these bonds were redeemed in 2000, 2001, and 2002, respectively. To reduce interest costs, the remaining (Yen)800 million were repurchased in 2001. The purpose of the repurchase was to hold the treasury bonds until they could be retired legally.

At the time we entered into these transactions, certain members of our management were members of SOFTBANK’s management and remained so until March 2001.

Investment in SoftTrend Capital. In December 1999, we invested (Yen)12.5 million in SoftTrend Capital Corporation. As of March 31, 2003, we are a 20% shareholder of SoftTrend Capital. SoftTrend Capital is indirectly owned by SOFTBANK.

Item 8. Financial Statements.

The information required by this item has been provided beginning on page F-2.

Item 9. The Offer and Listing.

JAPANESE OVER-THE-COUNTER MARKET AND THE TOKYO STOCK EXCHANGE

Our shares have been traded since August 18, 1998 on the Japanese over- the-counter market. On August 17, 2000, our shares were listed on Tokyo Stock Exchange, which is the principal trading market for the shares. Prior to August 18, 1998, there was no public market for the shares. The following table shows, for the periods indicated, the high and low closing per-share sale prices of the shares as reported by the Japan Securities Dealers Association and Tokyo Stock Exchange, retroactively taking into account the one-into-three stock split effected on September 30, 1999, and the one-into-two stock split effected on March 31, 2001.

Japanese Over-The-Counter Market

	Yen Price Per Share
	High	Low
1998 (from August 18)	1,417	697
1999	12,500	1,183
First quarter	2,550	1,183
Second quarter	3,400	1,900
Third quarter	6,450	2,783
Fourth quarter	12,500	7,000

2000
First quarter	16,400	8,450
Second quarter	9,550	4,750
Third quarter (until August 16)	9,200	6,700
Tokyo Stock Exchange

2000
Third quarter (from August 17)	9,005	6,805
Fourth quarter	8,100	4,135

2001	6,375	1,670
First quarter	6,375	3,165
Second quarter	6,290	4,500
Third quarter	4,470	1,670
Fourth quarter	3,380	2,045

2002	3,890	1,880
First quarter	3,670	2,935
Second quarter	3,890	3,180
Third quarter	3,410	2,740
Fourth quarter	3,240	1,880

Calendar Year 2003
January	2,115	1,906
February	2,250	1,963
March	1,982	1,663
April	1,775	1,440
May	2,055	1,457

On June 26, 2003, the closing sale price of our shares on the Tokyo Stock Exchange was (Yen)1,868 per share.

U.S. MARKET

Certain of our shares have been traded on The Nasdaq National Market since July 8, 1999 in the form of American Depositary Shares under the symbol “TMIC.” The following table shows, for the periods indicated, the high and low closing per-ADS sale price of the ADSs, retroactively taking into account the one-into-three stock split effected on September 30, 1999, the one-into-two stock split effected on March 31, 2001, and the ten-into-one ADR ratio change which take effect on July 2, 2001.

	Dollar Price Per ADS
	High	Low
1999
Third quarter	65.63	23.33
Fourth quarter	121.25	66.88

2000	159.38	32.50
First quarter	159.38	82.50
Second quarter	85.94	50.00
Third quarter	86.95	59.38
Fourth quarter	74.38	32.50

2001	59.38	14.50
First quarter	59.38	28.75
Second quarter	51.50	37.40
Third quarter	34.50	14.50
Fourth quarter	27.05	17.50

2002	30.90	15.55
First quarter	27.95	21.75
Second quarter	30.90	24.65
Third quarter	28.26	23.00
Fourth quarter	16.23	15.55

Calendar Year 2003
January	17.74	16.19
February	18.90	16.95
March	17.00	14.22
April	14.98	12.16
May	17.25	12.55

On June 26, 2003, the closing sale price of the ADSs on The Nasdaq National Market was $16.10 per ADS.

Item 10. Additional Information.

A. Share Capital.

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

GENERAL

Our authorized share capital as of May 31, 2003 is 250,000,000 shares, of which 132,503,417 shares are issued and 131,176,382 shares are outstanding as of the same date. Under the Japanese Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to assert shareholders’ rights.

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

JAPANESE UNIT SHARE SYSTEM

In accordance with the requirements of the Japanese Commercial Code, our Articles of Incorporation provide that 500 shares constitute one “unit.” The number of shares constituting a unit is not permitted to exceed 1,000 shares or one-two-hundredth (1/200) of the number of all issued shares. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Rights of Holder of Shares Representing Less Than One Unit May Require us to Purchase Such Shares. A holder of shares representing less than one unit may at any time require us to purchase such shares. Such shares will be purchased at their last reported sale price on the First Section of the Tokyo Stock Exchange on the day a request pertaining to such purchase is delivered to our transfer agent or, if no sales take place on that day, the price at which the next sale of shares is effected on the First Section of the Tokyo Stock Exchange, less applicable brokerage commissions. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, such holders will not be able to exercise this right as a practical matter.

Other Rights of Holder of Shares Representing Less Than One Unit. Under our Articles of Incorporation, a holder of shares representing less than one unit has all the rights that a holder of shares representing a full unit of shares; except for the rights:

•	to require us to issue share certificates;

•	to require us to issue replacement certificates for lost, stolen or destroyed share certificates; and

•	to vote.

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

GENERAL MEETING OF SHAREHOLDERS

We normally hold our ordinary general meeting of shareholders in March of each year in Tokyo, Japan. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Japanese Commercial Code, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.

Any shareholder or group of shareholders holding at least 300 voting rights, or 1% of the total outstanding voting rights, for a continuous period of six months or longer may propose a matter for consideration at a shareholders meeting by submitting a written request to the Directors at least eight weeks before such meeting.

VOTING RIGHTS

A shareholder is generally entitled to one vote per unit. In general, under the Japanese Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Commercial Code and our articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that such proxies are also shareholders who have voting rights.

The Japanese Commercial Code provides that a quorum of the majority of outstanding voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	amendment of the Articles of Incorporation;

•	the removal of a director or corporate auditor;

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

•	a dissolution, merger or consolidation;

•	a company split;

•	the transfer of the whole or an important part of our business;

•	the taking over of the whole of the business of any other corporation;

•	any issuance of new shares at a “specially favorable” price (or any issuance of bond with share acquisition right with “specially favorable” terms or of share acquisition right with “specially favorable” terms to persons other than shareholders.

•	the negotiated purchase of treasury shares;

•	a stock consolidation;

•	the removal of a director or corporate auditor;

•	capital reduction; and,

•	a continuing to exist of a company or dormant company.

At least two-thirds of the voting rights represented at the meeting must approve such actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from such holders. An agent of the depositary is the record holder of the underlying shares.

SUBSCRIPTION RIGHTS

Holders of shares have no preemptive rights under our articles of incorporation. Under the Japanese Commercial Code, the Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

Rights to subscribe for new shares may be transferable or nontransferable as determined by the Board of Directors. If subscription rights are not transferable, a purported transfer by a shareholder who is not resident in Japan will be enforceable against us and third parties only with our prior written consent.

LIQUIDATION RIGHTS

Upon liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

LIABILITY TO FURTHER CALLS OR ASSESSMENTS

All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

INDEMNIFICATION OF DIRECTORS

Pursuant to the Commercial Code and our Articles of Incorporation, we may, by resolution of our Board of Directors, release the liabilities of any Directors or Executive Officers to us for damages suffered by us due to their acts taken in good faith and without gross negligence, to the extent permitted by law and our Articles of Incorporation. In addition, we may execute with outside directors agreements that limit their liabilities to us for damages suffered by us due to their acts in good faith and without gross negligence, to the extent permitted by the laws of Japan and our Articles of Incorporation.

TRANSFER AGENT

UFJ Trust and Banking Co., Limited is the transfer agent for our common stock. Toyo Trust’s office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. Toyo Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

REPURCHASE OF SHARES BY US

The Japanese Commercial Code, in principle, permit us to acquire, hold or dispose of our shares. We may acquire our shares on the First Section of the Tokyo Stock Exchange on which the shares are traded, through the Japanese stock exchange, if any, on which such shares are listed, by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or from our subsidiary (pursuant to a resolution of the board of directors). When such acquisition is made by us from a specific party other than our subsidiary, any shareholder may make a request directly to a representative director, five days prior to the relevant shareholders’ meeting, that we acquire the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments and the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital, the accumulated legal reserve and other certain items prescribed under the law, we may not purchase such shares. We may hold the shares acquired in compliance with the provisions of the Japanese Commercial Code, and generally, may dispose of or cancel such shares by a resolution of the Board of Directors.

DAILY PRICE FLUCTUATION LIMITS UNDER JAPANESE STOCK EXCHANGE RULES

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each share, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

On June 26, 2003, the closing price of our shares on the Tokyo Stock Exchange was (Yen)1,868 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between (Yen)1,500 and (Yen)2,000 per share, as well as the daily price limit if our per share price were to rise to between (Yen)2,000 and (Yen)3,000, or fall to between (Yen)1,000 and (Yen)1,500. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits				Maximum Daily Price Movement
Previous Day’s Closing Price or Special Quote
Over	(Yen)1,000	Less than	(Yen)1,500	(Yen)200
Over	1,500	Less than	2,000	300
Over	2,000	Less than	3,000	400

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.

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

Foreign investors are defined to be:

•	individuals not resident in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•	corporations not less than 50% of the shares of which are directly or indirectly held by individuals or corporations described above; and

•	a corporation in which a majority of the directors or similar persons having the power of representation are non-resident individuals of Japan.

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

ACQUISITION OF SHARES

Except as described below, there are no limits under Japanese law on the right of foreign investors to hold or vote our securities. Exchange non- residents who acquire from an exchange resident of Japan shares of a company, listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, are not required to file any notice prior to the acquisition. Under the Foreign Exchange and Foreign Trade Law the Minister of Finance may in some exceptional circumstances require prior approval for any such acquisition. An exchange resident who transfers shares of a listed company to an exchange non-resident for value exceeding (Yen)100 million must file a report concerning the transfer of securities with the Minister of Finance within 20 days of the date of such transfer.

If a foreign investor acquires shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market and as a result of the acquisition, such foreign investor and designated related parties hold 10% or more of the issued shares, the foreign investor must file a report of the acquisition with the Minister of Finance and other Ministers having jurisdiction over the business of the issuer within 15 days from and including the date of the acquisition. In limited circumstances, including the case of an acquisition of our shares that causes a foreign investor’s ownership to reach such percentage, however, a prior notification of the acquisition must be filed with the Minister of Finance and other Ministers having jurisdiction over the business of the issuer. These Ministers may modify or prohibit the proposed acquisition.

DIVIDENDS AND PROCEEDS OF SALES

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by exchange non-residents may, in general, be converted into any foreign currency and repatriated abroad. The requirements described in “—Acquisition of Shares” above do not apply to the acquisition of shares by non-residents by way of stock splits.

AMERICAN DEPOSITARY SHARES

The formalities or restrictions referred to under “—Acquisition of Shares” above do not apply to the deposit of shares by a non-resident of Japan, the issuance of ADRs evidencing the ADSs created by such deposit in exchange therefor and the withdrawal of whole units of underlying shares upon surrender of ADRs.

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

A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or, in the case of shares traded in the Japanese over-the-counter market, the Japan Securities Dealers Association.

E. Taxation.

JAPANESE TAXATION

In general, for Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares represented by such ADSs, and no Japanese tax will be payable on exchanges of shares for ADSs, and ADSs for shares.

This discussion does not consider the effect of any state, local or national tax laws other than Japanese tax laws that may be applicable to a purchaser of shares or ADSs. Furthermore, the “Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income” (the “Treaty”), the laws, or administrative or judicial interpretation of the Treaty or the laws may change, and the changes may have retroactive effect. We urge you to consult your tax advisors regarding the Japanese and other tax consequences of owning and disposing of shares and ADSs.

The following summary describes the principal Japanese tax consequences relating to an investment in our shares or ADSs. This summary applies only to persons or entities which are non-residents of Japan and to non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable.

Generally, Japanese withholding tax will apply to dividends paid by us to a non-resident of Japan or a non-Japanese corporation. In general, no Japanese tax is payable on stock splits.

Under the Treaty, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment,” which is generally a fixed place of business for industrial or commercial activity, in Japan is limited to:

(1)	15% of the gross amount actually distributed; or

(2)	if the recipient is a corporation, 10% of the gross amount actually distributed, if

(a)	during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

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

You must file an application for reduced withholding with the Japanese tax authorities through taxpayer to claim the benefits of the reduced withholding rate on dividends under the Treaty. The application must be filed on or before the day before the dividend is paid. If you hold ADSs, two application forms must be filed through the depositary, one form before the dividend payment and the other within eight months after our fiscal year in which the dividend is paid. To claim the reduced rate, you will need to file proof of:

•	taxpayer status;

•	residence; and

•	beneficial ownership.

The depositary may also require you to provide other information. If you do not submit an application for reduced withholding before a dividend is paid, you may file a claim for refund of the excess tax with the Japanese tax authorities.

Under the Special Taxation Measures Law amended at March 31, 2003, the rate of withholding tax applicable to dividends paid to shareholders other than those of 5% or more of the total number of issued shares, by

Japanese corporations listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, on and after April 1, 2003 is reduced to 15%. The above dividends paid on and after April 1, 2003 are applied to the privilege tax rate of 10%, from April 1, 2004 to March 31 and 7%, January 1, 2004 to March 31, 2008.

You will not have to pay any Japanese tax on a sale of our shares or ADSs. If you make a gift of our shares or die holding our shares, a person who receives the shares as a gift or inherits the shares may have to pay Japanese gift or inheritance tax.

UNITED STATES FEDERAL INCOME TAXATION

This section describes the material U.S. federal income taxation of the ownership of shares or ADSs by U.S. Holders, as defined below. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Treaty and the Code, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, a “U.S. holder” is a holder that (i) is a resident of the United States for purposes of the Treaty, (ii) a citizen of the United States, (iii) does not maintain a permanent establishment or fixed base in Japan to which shares or ADSs are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (iv) who is not otherwise ineligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

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

Taxation of Dividends.

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any dividend that Trend Micro pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds shares or ADSs for more than 60 days during the 120-day period beginning 60 day before the ex-dividend date and meets other holding period requirements. Dividends that Trend Micro pays with respect to the shares or ADSs will be generally qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S.

holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation,” above, for the procedures for obtaining a reduced rate of withholding under a treaty or a tax refund.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Trend Micro generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 will generally be taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

PFIC Rules

We believe that shares and ADSs should not be treated as shares of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that a U.S. holder receives from Trend Micro will not be eligible for the special tax rates applicable to qualified dividend income if Trend Micro is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Possible Changes to the Treaty

U.S. holders should be aware that, on June 10, 2003, the U.S. Treasury Department announced that the United States and Japan have agreed in principle to the terms of a new bilateral income tax treaty to replace the Treaty. As of the date of the filing of this Form 20-F, a new treaty has not been finalized. There can be no certainty whether a new treaty will ultimately go into effect, what the provisions of such new treaty might be, and whether such provisions will affect U.S. holders.

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

I. Subsidiary Information.

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

As discussed in Note 19 to the consolidated financial statements, we have a policy of not utilizing any derivative financial instruments with off-balance sheet risk. The financial instruments other than derivatives as of December 31, 2002 were cash and cash equivalents, time deposits, marketable debt and equity securities, notes and accounts receivable, trade, notes and account payable, trade and long-term debt. Among these financial instruments, we do not have significant market sensitive instruments with significant exposure to market risk. When we acquired ipTrend, we acquired two derivative instruments which ipTrend held. We cannot currently dispose of those instruments. However, this has not altered our policy of not utilizing derivative financial statements, and we believe that neither the fair value of those instruments nor potential future losses in connection with those instruments has or will have a material impact on our financial condition.

Item 12. Description of Securities Other than Equity Securities.

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None

Item 15. Controls and Procedures.

Within 90 days of the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures, as of the date of the evaluation (as defined in Rules 13a-14 and 15d-14 of the Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert.

Not applicable

Item 16B. Code of Ethics.

Not applicable

Item 16C. Principal Accountant Fees and Services.

Not applicable

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

PART III

Item 17. Financial Statements.

Not applicable

Item 18. Financial Statements.

The information required by this item has been provided on page F-2.

Item 19. Exhibits.

(b) Exhibits

Exhibit Number	Document

1.1*	Articles of Incorporation of Trend Micro (English translation)

1.2	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3	Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4	Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1**	Specimen Common Stock Certificates

2.2***	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2	Limited Liability Agreement dated April 28, 2003, between Trend Micro Incorporated and Edward Tian

8.1	Subsidiaries of Trend Micro

*	Incorporated by reference to the corresponding exhibit to our Form S-8 Registration Statement (File No. 333-104282) filed on April 3, 2003.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
***	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.

+	Confidential treatment granted for a portion of these documents.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Financial statements of majority owned subsidiaries of Trend Micro not consolidated and financial statements of entities in which Trend Micro owns 50% or less have been accounted for by the equity method have been omitted because Trend Micro’s proportionate share of the income from continuing operations before income taxes, and the total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

Report of Independent Auditors

To the Shareholders and Board of Directors of

Trend Micro Kabushiki Kaisha

(“Trend Micro Incorporated”):

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Trend Micro Incorporated and its consolidated subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers

Tokyo, Japan

June 25, 2003

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
ASSETS
Current assets:
Cash and cash equivalents	(Yen)40,782,650	(Yen)47,829,821	$398,582
Time deposits	70,768	65,722	547
Marketable securities	1,847,113	2,747,471	22,896
Notes and accounts receivable, trade—less allowance for doubtful accounts and sales returns of (Yen) 850,376 and (Yen) 962,037 ($8,017) in 2001 and 2002, respectively	11,430,383	11,325,041	94,375
Inventories	238,881	363,848	3,032
Deferred income taxes	3,218,595	4,044,672	33,706
Prepaid expenses and other current assets	786,997	798,243	6,652

Total current assets	58,375,387	67,174,818	559,790

Investments and other assets:
Securities investments	1,304,489	690,732	5,756
Investment in and advances to affiliate companies	84,929	96,117	801
Software development costs	820,069	936,058	7,800
Other intangibles	290,393	361,028	3,009
Deferred income taxes	972,201	1,548,313	12,903
Other	868,377	1,086,254	9,052

	4,340,458	4,718,502	39,321

Property and equipment:
Office furniture and equipment	2,317,359	2,619,820	21,832
Other properties	1,003,901	1,101,268	9,177

	3,321,260	3,721,088	31,009
Less: Accumulated depreciation	(1,308,386)	(1,776,409)	(14,803)

	2,012,874	1,944,679	16,206

	(Yen)64,728,719	(Yen)73,837,999	$615,317

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	(Yen)3,000,000	(Yen)5,000,000	$41,667
Notes payable, trade	175,510	85,035	709
Accounts payable, trade	1,206,486	1,014,215	8,452
Accounts payable, other	1,806,527	1,201,675	10,014
Withholding income taxes	264,608	183,663	1,531
Accrued expenses	1,529,358	1,807,241	15,060
Accrued income and other taxes	3,359,572	4,089,169	34,076
Deferred revenue	9,342,597	13,484,252	112,369
Other	304,525	573,068	4,775

Total current liabilities	20,989,183	27,438,318	228,653

Long-term liabilities:
Long term debt	11,500,000	6,500,000	54,167
Deferred revenue	916,873	2,188,460	18,237
Accrued pension and severance costs	277,488	356,044	2,967
Other	279,149	210,947	1,758

	12,973,510	9,255,451	77,129

Shareholders’ equity:
Common stock
Authorized
—2001 250,000,000 shares (no par value)
—2002 250,000,000 shares (no par value)
Issued
—2001 132,052,284 shares	6,833,678
—2002 132,503,417 shares		7,257,060	60,476
Additional paid-in capital	12,144,908	13,021,554	108,513
Legal reserve	149,991	182,084	1,517
Retained earnings	11,127,585	18,804,617	156,705
Accumulated other comprehensive income—
Net unrealized gain (loss) on debt and equity securities	(310,480)	(83,877)	(699)

Cumulative translation adjustments	848,873	285,079	2,375

	538,393	201,202	1,676

Treasury stock, at cost (2001-9,102 shares; 2002-820,442 shares)	(28,529)	(2,322,287)	(19,352)

	30,766,026	37,144,230	309,535

Commitments and contingent liabilities	—	—	—

Total liabilities and shareholders’ equity	(Yen)64,728,719	(Yen)73,837,999	$615,317

The accompany notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Net sales	(Yen)20,070,366	(Yen)31,326,321	(Yen)42,979,637	$358,164
Cost of sales	1,474,689	1,898,971	2,353,862	19,616

Gross profit	18,595,677	29,427,350	40,625,775	338,548

Operating expenses:
Selling	5,445,167	7,177,519	12,246,338	102,053
Research and development	2,043,480	2,755,200	3,505,565	29,213
General and administrative	5,303,661	9,725,458	11,007,754	91,731
Goodwill amortization	276,286	—	—	—
Goodwill write-off	—	2,253,559	—	—

	13,068,594	21,911,736	26,759,657	222,997

Operating income	5,527,083	7,515,614	13,866,118	115,551

Other income (expenses):
Interest income	241,133	393,254	410,245	3,419
Interest expense	(220,960)	(296,625)	(277,328)	(2,311)
Gain (Loss) on sales of marketable securities	119,650	19,975	(259,293)	(2,161)
Impairment of securities investments	—	—	(804,661)	(6,706)
Foreign exchange gain, net	283,305	585,671	52,424	437
Other income (expense), net	941,500	(461,312)	110,778	923

	1,364,628	240,963	(767,835)	(6,399)

Income before income taxes, minority interest and equity in gain(loss) of affiliated companies	6,891,711	7,756,577	13,098,283	109,152

Income taxes:
Current	4,701,426	4,214,459	6,938,456	57,820
Deferred	(1,578,889)	(973,338)	(1,542,750)	(12,856)

	3,122,537	3,241,121	5,395,706	44,964

Income before minority interest and equity in gain(loss) of affiliated companies	3,769,174	4,515,456	7,702,577	64,188
Minority interest in income of a consolidated subsidiary	6,845	—	—	—

Income from consolidated companies	3,762,329	4,515,456	7,702,577	64,188
Equity in gain (loss) of affiliated companies	(87,672)	(129,544)	11,189	93

Net income	(Yen)3,674,657	(Yen)4,385,912	(Yen)7,713,766	$64,281

	Yen	Yen	Yen	U.S. dollars
Per share data:
Net income—basic	(Yen)28.18	(Yen)33.33	(Yen)58.39	$0.49
—diluted	27.53	33.02	58.22	0.49
Cash dividends	—	—	—	—

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Net income	(Yen)3,674,657	(Yen)4,385,912	(Yen)7,713,766	$64,281

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on debt and equity securities:
Unrealized holding losses arising during period	(560,025)	(194,274)	(191,661)	(1,597)
Less reclassification adjustment for losses(gains) included in net income	(119,649)	61	507,954	4,233

	(679,674)	(194,213)	316,293	2,636
Foreign currency translation adjustments	463,372	1,018,489	(563,794)	(4,699)

Other comprehensive income, before tax	(216,302)	824,276	(247,501)	(2,063)

Income tax expense related to items of other comprehensive income	295,475	52,010	(89,690)	(747)

Other comprehensive income, net of tax	79,173	876,286	(337,191)	(2,810)

Comprehensive income	(Yen)3,753,830	(Yen)5,262,198	(Yen)7,376,575	$61,471

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Common stock:
Balance at beginning of year	(Yen)5,414,660	(Yen)6,183,266	(Yen)6,833,678	$56,947
Transfer of additional paid-in capital to common stock	—	170,900	—	—
Exercise of stock purchase warrants	768,606	479,512	423,382	3,529

Balance at end of year	6,183,266	6,833,678	7,257,060	60,476

Additional paid-in capital:
Balance at beginning of year	9,198,712	11,631,591	12,144,908	101,208
Tax benefit from exercise of non-qualified stock warrants	1,702,289	211,985	459,743	3,831
Transfer of additional paid-in capital to common stock	—	(170,900)	—	—
Gain (loss) on sales of treasury stock, net of tax	(39,013)	(7,766)	(6,466)	(54)
Exercise of stock purchase warrants	769,603	479,998	423,369	3,528

Balance at end of year	11,631,591	12,144,908	13,021,554	108,513

Legal reserve:
Balance at beginning of year	149,991	149,991	149,991	1,250
Transfers from retained earnings	—	—	32,093	267

Balance at end of year	149,991	149,991	182,084	1,517

Deferred compensation:
Balance at beginning of year	(101,528)	—	—	—
Amortization of deferred compensation related to stock warrants	101,528	—	—	—

Balance at end of year	—	—	—	—

Retained earnings:
Balance at beginning of year	3,082,302	6,745,769	11,127,585	92,730
Net income	3,674,657	4,385,912	7,713,766	64,281
Stock issue costs, net of tax	(11,190)	(4,096)	(4,641)	(39)
Transfers to legal reserve	—	—	(32,093)	(267)

Balance at end of year	6,745,769	11,127,585	18,804,617	156,705

Net unrealized gain (loss) on debt and equity securities:
Balance at beginning of year	215,922	(168,277)	(310,480)	(2,588)
Net change during the year	(384,199)	(142,203)	226,603	1,889

Balance at end of year	(168,277)	(310,480)	(83,877)	(699)

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Cumulative translation adjustments:
Balance at beginning of year	(632,988)	(169,616)	848,873	7,074
Aggregate translation adjustments for the year	463,372	1,018,489	(563,794)	(4,699)

Balance at end of year	(169,616)	848,873	285,079	2,375

Treasury stock, at cost:
Balance at beginning of year	(17,138)	(28,375)	(28,529)	(238)

Purchase of treasury stock	(1,573,609)	(398,857)	(2,300,224)	(19,168)

Sales of treasury stock	1,562,372	398,703	6,466	54

Balance at end of year	(28,375)	(28,529)	(2,322,287)	(19,352)

Total Shareholders’ equity	(Yen)24,344,349	(Yen)30,766,026	(Yen)37,144,230	$309,535

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Cash flows from operating activities:
Net income	(Yen)3,674,657	(Yen)4,385,912	(Yen)7,713,766	$64,281
Adjustments to reconcile net income to net cash provided by operating activities—
Amortization of deferred compensation related to stock warrants	101,528	—	—	—
Depreciation and amortization	1,014,281	3,604,342	1,910,246	15,919
Pension and severance costs, less payments	40,361	103,576	82,007	683
Deferred income taxes	(1,578,889)	(973,338)	(1,542,750)	(12,856)
(Gain) loss on sales of marketable securities	(119,650)	(19,975)	259,293	2,161
Impairment of securities investments	—	—	804,661	6,706
Equity in loss (gain) of affiliated companies	87,672	129,544	(11,189)	(93)
Changes in assets and liabilities:
Increase in deferred revenue	2,975,760	4,141,118	5,608,143	46,735
Increase in accounts receivable, net of allowances	(1,849,641)	(2,660,035)	(118,016)	(983)
(Increase) decrease in inventories	(234,841)	87,290	(137,030)	(1,142)
Increase (decrease) in notes and accounts payable trade	51,234	360,097	(201,989)	(1,683)
Increase in accrued income and other taxes	1,141,049	1,336,964	730,629	6,089
Decrease (increase) in other current assets	425,223	(132,105)	141,170	1,176
(Decrease) increase in accounts payable, other	(133,267)	832,287	(171,645)	(1,430)
Increase in other current liabilities	62,997	1,192,476	96,567	804
Decrease (increase) in other assets	268,804	(526,330)	(361,945)	(3,017)
Other	158,555	378,408	(58,822)	(491)

Net cash provided by operating activities	6,085,833	12,240,231	14,743,096	122,859

Cash flows from investing activities:
Payments for purchases of property and equipment	(782,883)	(1,501,036)	(811,632)	(6,763)
Software development cost	(488,577)	(969,360)	(1,025,516)	(8,546)
Payments for purchases of other intangibles	(94,081)	(259,199)	(306,573)	(2,555)
Proceeds from sales of marketable securities	239,486	2,811,975	292,607	2,438
Proceeds from maturities of marketable securities	100,000	—	—	—
Payments for purchases of marketable securities and security investments	(407,012)	(2,897,926)	(1,326,512)	(11,054)
Acquisition, net of cash acquired	(2,508,248)	—	—	—
Investments in affiliated companies	(200,000)	(32,000)	—	—
Payments for / Proceeds from time deposits	—	(70,768)	5,046	42

Net cash used in investing activities	(4,141,315)	(2,918,314)	(3,172,580)	(26,438)

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock warrants	1,527,019	955,414	842,110	7,018
Tax benefit from exercise of non-qualified stock warrants	1,702,289	211,985	459,743	3,831
Proceeds from issuance of bonds	5,000,000	12,500,000	4,000,000	33,333
Purchase of treasury bonds	—	(6,812,000)	(4,008,800)	(33,407)
Redemption of bonds	(1,300,000)	(900,000)	(3,000,000)	(25,000)
Decrease in short-term borrowings	(226,000)	—	—	—
Decrease in long-term borrowings	(127,685)	(157,100)	—	—
Purchase of / proceeds from sales of treasury stock, net	(78,617)	(13,556)	(2,293,758)	(19,114)
Other	(1,426)	(943)	(6,744)	(56)

Net cash provided / used by financing activities	6,495,580	5,783,800	(4,007,449)	(33,395)

Effect of exchange rate changes on cash and cash equivalents	346,524	1,241,430	(515,896)	(4,299)

Net increase in cash and cash equivalents	8,786,622	16,347,147	7,047,171	58,727
Cash and cash equivalents at beginning of year	15,648,881	24,435,503	40,782,650	339,855

Cash and cash equivalents at end of year	(Yen)24,435,503	(Yen)40,782,650	(Yen)47,829,821	$398,582

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations

Trend Micro Incorporated (the “parent company”) and its subsidiaries (collectively “the Company”) are primarily engaged in the development, production and sale of anti-virus software and providing management solutions for corporate computer systems. The Company develops its software in Japan, Taiwan, the United States, Germany and China, and its products are marketed by sales subsidiaries throughout the world.

2.	Summary of significant accounting policies

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the respective countries of their domicile. Certain adjustments and reclassifications, including those relating to the tax effects of temporary differences, valuation of debt and equity securities and revenue on post-contract support, have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

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

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a separate component of shareholders’ equity.

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post- contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary services. Royalty revenue is represented by the fee via ‘Application service provider’ and ‘Internet service provider’ and supplementary services is represented by the services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of Statement of Position 97-2, “Software Revenue Recognition”, as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service centers and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured and it is recognized upon receipt of cash if collection is not assured.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with the revenue transaction is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered. It depends on each transaction whether the Company or the intermediaries have either a binding purchase order or signed license agreement of their end-users. After sale, the Company may approve certain returns from intermediaries or end-users. Therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue. It is ordinary that returns from intermediaries result from holding neither a binding purchase order nor signed license agreement of their end-users. These returns primarily result from retail package sales.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of shareholders’ equity, net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

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

Goodwill and intangibles

Goodwill recognized on an acquisition accounted for as a purchase was being amortized on a straight-line basis over a 5-year period by the fiscal year ended December 31, 2001. From the fiscal year beginning January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“FAS No.142”) “Goodwill and Other Intangible Assets” which supersedes APB No. 17 “Intangible assets.” FAS No.142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The new rule also prohibits the amortization of goodwill associated with business combinations that close after June 30, 2001. This new requirement will impact future period net income by an amount adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. Although FAS No.142 requires to perform an initial transition impairment test in 2002, the Company did not have any goodwill balances as of December 31, 2001 and 2002, respectively. The adoption of FAS No.142 did not have a material effect on the Company’s financial position and results of operations.

Intangibles, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the current estimated economic lives of the products, generally up to a twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

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

From the fiscal year beginning January 1, 2002, the Company adopted FAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 addresses significant issues relating to the implementation of FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and develops a single accounting model, based on the framework established in FAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. FAS No. 144 also modifies the accounting and reporting rules for discontinued operations. The adoption of FAS No.144 did not have a material effect on the Company’s financial position and results of operations.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees.” The Company complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“FAS No. 123”), “Accounting for Stock-Based Compensation”.

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Further, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The standard is effective for financial statements for fiscal years ending after December 15, 2002. The Company has included the disclosures required by FAS No. 148 in Note 15 to the consolidated financial statements.

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

However ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market.

On January 1, 2001, the Company adopted the Financial Accounting Standards Board’s Statement of Financial Accounting Standard (“FAS”) No.133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” FAS No.133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No.133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The adoption of the new standard did not have an effect on the Company’s financial position and results of operations.

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

Free distribution of common stock

On occasion, the Company made a free distribution of common stock to its shareholders which was accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains on debt and equity securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

(2)	Recent pronouncements:

In August 2001, the FASB issued FAS No. 143 “Accounting for Asset Retirement Obligations”. FAS No. 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. The standard, which is effective January 1, 2003, is not expected to have a material effect on the Company’s financial position and results of operations.

In July 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No.94-3 (“EITF No. 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” FAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of FAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The standard is not expected to have a material effect on the Company’s financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. The Company has adopted the disclosure requirements of FIN No. 45, which were effective for financial statements of interim or annual periods ending after December 15, 2002. The Company will apply the recognition and measurement provisions for all material guarantees entered into or modified in periods beginning January 1, 2003. Although the impact of FIN No. 45 on the Company’s future consolidated financial statements will depend upon whether the Company enters into or modifies any material guarantee arrangements, the interpretation is not expected to have a material effect on the Company’s financial position and results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company will adopt EITF No. 00-21 in the second half beginning July 1, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The Company is currently evaluating the impact of adopting this guidance.

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities.” FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 (“ARB No. 51”) and applies immediately to Variable Interest Entities (VIEs) created after January 31, 2003 and to VIEs in which an interest is obtained after that date. FIN No. 46 also requires disclosure of VIEs in all financial statements initially issued after January 31, 2003, if it is reasonably possible that the company will consolidate or disclose information about a VIE when this interpretation becomes effective, regardless of the date on which the VIE was created. The Company does not have any entities that require disclosure or new consolidation as a result of adopting the provisions of the interpretation.

In April 2003, FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Except for certain provisions, FAS No. 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. The standard is not expected to have a material effect on the Company’s financial position and results of operations.

In May 2003, FASB issued FAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” FAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. FAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The standard is not expected to have a material effect on the Company’s financial position and results of operations.

(3)	Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 presentation.

3.	U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at December 31, 2002 ((Yen)120.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4.	Acquisition and divesture

In February 2000, the company acquired a controlling interest in ipTrend Incorporated (“ipTrend”) for the purpose of making inroads into UNIX-based operating systems, and Internet platform technology, especially into Linux systems. ipTrend effectively became a wholly owned subsidiary upon acquisition of the remaining minority interest in November 2000. The total purchase price was (Yen) 2,800,000 thousand and (Yen)2,527,636 thousand was allocated to goodwill. However, based on a revaluation of the Company’s strategy for ipTrend’s business and the performance of ipTrend, the Company decided to curtail ipTrend’s business. ipTrend was liquidated in December 2001 after transferring certain businesses of ipTrend including the Security Appliance Server business to the parent company and the rest of their businesses to IPSQUARE, an unrelated third party in August 2001. The assets of (Yen)40,000 thousand and the liabilities of (Yen)29,000 thousand were transferred to or assumed by IPSQUARE at their carrying amount without any gain or loss on the transaction. As a result of the curtailment of ipTrend’s business, the Company wrote off the unamortized goodwill balance of (Yen)2,253,559 thousand. Goodwill amortization of (Yen)276,286 thousand and the write-off of (Yen)2,253,559 thousand are included in operating income for the year ended December 31, 2000 and 2001, respectively.

5.	Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the years ended December 31, 2000, 2001 and 2002, is as follows:

	Net income	Weighted- average shares	EPS
	Thousands of yen	Thousands of shares	Yen
For the year ended December 31, 2000

Basic EPS:
Net income available to common stock holders	(Yen)3,674,657	130,389	(Yen)28.18

Effect of dilutive securities:
Shares issuable from assumed exercise of stock option	—	3,066

Diluted EPS:
Net income for computation	(Yen)3,674,657	133,455	(Yen)27.53

	Net income	Weighted- average shares	EPS
	Thousands of yen	Thousands of shares	Yen
For the year ended December 31, 2001

Basic EPS:
Net income available to common stock holders	(Yen)4,385,912	131,595	(Yen)33.33

Effect of dilutive securities:
Shares issuable from assumed exercise of stock option	—	1,237

Diluted EPS:
Net income for computation	(Yen)4,385,912	132,832	(Yen)33.02

	Net income	Weighted- average shares	EPS	EPS
	Thousands of yen	Thousands of shares	Yen	Dollars
For the year ended December 31, 2002

Basic EPS:
Net income available to common stock holders	(Yen)7,713,766	132,111	(Yen)58.39	$0.49

Effect of dilutive securities:
Shares issuable from assumed exercise of stock option	—	383

Diluted EPS:
Net income for computation	(Yen)7,713,766	132,494	(Yen)58.22	$0.49

6.	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2001 and 2002 comprised:

	December 31,		December 31,
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
Cash	(Yen)23,985,112	(Yen)46,100,465	$384,171
Time deposits with original maturities of three months or less	16,797,538	1,729,356	14,411

	(Yen)40,782,650	(Yen)47,829,821	$398,582

7.	Supplemental cash flow information

Cash payments for income taxes were (Yen)1,827,638 thousand, (Yen)2,817,748 thousand and (Yen)5,835,904 thousand ($48,633 thousand) for the years ended December 31, 2000, 2001 and 2002, respectively; in these respective periods, interest payments were (Yen)217,922 thousand, (Yen)284,433 thousand and (Yen)307,999 thousand ($2,567thousand).

8.	Marketable securities and Securities investments

Cash equivalents, marketable securities and securities investments include money market funds, mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of December 31, 2001 and 2002, were as follows:

	December 31, 2001
	Gross unrealized
	Cost	Gains	Losses	Fair value
	Thousands of yen
Available for sale:
Mutual funds	(Yen) 960,806	(Yen) —	(Yen)253,417	(Yen) 707,389
Equity securities	951,830	—	254,537	697,293
Debt securities	1,700,000	46,920	—	1,746,920

Total	(Yen)3,612,636	(Yen)46,920	(Yen)507,954	(Yen)3,151,602

	December 31, 2002
	Gross unrealized
	Cost	Gains	Losses	Fair value
	Thousands of yen
Available for sale:
Mutual funds	(Yen) 536,380	(Yen) —	(Yen) —	(Yen) 536,380
Equity securities	154,352	—	—	154,352
Debt securities	2,892,212	—	144,741	2,747,471

Total	(Yen)3,582,944	(Yen) —	(Yen)144,741	(Yen)3,438,203

	December 31, 2002
	Gross unrealized
	Cost	Gains	Losses	Fair value
	Thousands of U.S.dollars
Available for sale:
Mutual funds	$4,470	$—	$—	$4,470
Equity securities	1,286	—	—	1,286
Debt securities	24,102	—	1,206	22,896

Total	$29,858	$—	$1,206	$28,652

Some of the “available-for sale” debt securities were issued by SOFTBANK, a related party of the Company, and the maturity date of the securities was March 24, 2003. The cost and fair value of the securities at December 31, 2002 were (Yen)1,700,000 thousand ($14,167 thousand) and (Yen)1,598,867 thousand ($13,324 thousand), respectively. These securities were redeemed in March, 2003.

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, decreased by (Yen)384,199 thousand, (Yen) 142,203 thousand and increased by (Yen)226,603 thousand ($1,889 thousand) in the years ended December 31, 2000, 2001 and 2002 respectively.

Proceeds from sales of “available-for-sale” securities for the years ended December 31,2000, 2001 and 2002 were (Yen)239,486 thousand, (Yen)2,811,975 thousand and (Yen)292,607 thousand ($2,438 thousand), respectively. Realized gains (losses) on sales of “available-for-sale” securities for the year ended December 31, 2000, 2001 and 2002 were (Yen)119,650 thousand, (Yen)19,975 thousand, and (Yen)(259,293) thousand ($2,161 thousand) respectively.

In 2002, the Company recognized loss from impairment of securities investments of (Yen)804,661 thousand ($6,706 thousand). The loss primarily resulted from SOFTBANK INTERNET FUND and common stock of Information Security One Limited, a Cayman Islands, British West Indies provider of enterprise solutions and professional services company.

9.	Inventories

Inventories as at December 31, 2001 and 2002 consist of the following:

	December 31,		December 31,
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
Finished goods	(Yen)172,143	(Yen)203,373	$1,695
Raw materials	20,698	27,952	233
Work in process	46,040	132,523	1,104

	(Yen)238,881	(Yen)363,848	$3,032

10.	Investments in affiliated companies

The investees accounted for using the equity method are NTT Data Security Corporation(20.0%), SOFT TREND CAPITAL CORPORATION(20.0%), and JCN Co Ltd. (24.4%) at December 31, 2000, and NTT Data Security Corporation, SOFT TREND CAPITAL CORPORATION, JCN Co Ltd. and Net Star Inc.(40.0%) at December 31, 2001, and SOFT TREND CAPITAL CORPORATION, JCN Co Ltd. and Net Star Inc. at December 31, 2002. NTT Data Security Corporation was excluded from the investees accounted for using the equity method as of September 2002.

Summarized financial information of the affiliated companies accounted for using the equity method is shown below:

	December 31,		December 31,
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
Current assets	(Yen)1,442,004	(Yen)435,095	$3,626
Non-current assets including property, plant, and equipment	913,928	795,836	6,632

Total assets	(Yen)2,355,932	(Yen)1,230,931	$10,258

Current liabilities	(Yen)2,234,428	(Yen)791,771	$6,598
Long-term liabilities	5,539	—	—
Shareholders’ equity	115,965	439,160	3,660

Total liabilities and shareholders’ equity	(Yen)2,355,932	(Yen)1,230,931	$10,258

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Sales	(Yen)1,624,782	(Yen)1,740,142	(Yen)753,678	$6,281

Net loss	(Yen) 318,966	(Yen) 490,828	(Yen) 92,578	$771

A summary of transactions and balances with the affiliated companies accounted for using the equity method is presented below:

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Sales	(Yen)196,517	(Yen)-150,086	(Yen) 6,556	$55

Purchases	(Yen) —	(Yen) 138,390	(Yen)104,028	$867

	December 31,		December 31,
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
Notes and accounts receivable, trade	(Yen) 20,923	(Yen) 238	$2

Other receivables	(Yen) —	(Yen) 1,690	$14

Accounts payable, trade	(Yen) 4,519	(Yen)27,123	$226

Accounts payable, Other	(Yen)134,085	(Yen) —	$—

11.	Other intangibles

Other intangibles comprise the following:

	December 31,		December 31,
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
Purchased software	(Yen)345,540	(Yen)652,113	$5,434
Other	145,072	145,072	1,209

	490,612	797,185	6,643
Less—Accumulated amortization	(200,219)	(436,157)	(3,634)

	(Yen)290,393	(Yen)361,028	$3,009

12.	Research and development costs and software development costs

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen)2,043,480 thousand, (Yen)2,755,200 thousand and (Yen)3,505,565 thousand ($29,213 thousand) for the years ended December 31, 2000, 2001 and 2002, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in Note 11 above) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Software development costs, net of accumulated amortization:
Balance at beginning of year	(Yen)304,897	(Yen)345,293	(Yen)820,069	$6,834
Additions, at cost	488,577	969,360	1,025,516	8,546
Amortization for the year	(448,181)	(494,584)	(909,527)	(7,580)

Balance at end of year	(Yen)345,293	(Yen)820,069	(Yen)936,058	$7,800

13.	Transactions with related parties

Transactions with SOFTBANK

Stock Sale

In December 1996, SOFTBANK purchased 37,800,000 shares of common stock of the Company from the Company’s founders for approximately (Yen)92.5 per share, or an aggregate of (Yen)3.5 billion. At the time of the sale, the shares sold represented 35% of the Company’s outstanding shares. Pursuant to a price adjustment provision in the stock sale/purchase agreement, SOFTBANK paid an additional (Yen)5 billion at the time of the Company’s initial public offering in Japan, which occurred in August 1998. SOFTBANK sold 6,000,000 shares to an unaffiliated third party in September 1998 and, through SOFTBANK America, Inc., a wholly-owned subsidiary of SOFTBANK, owned 31,800,000 shares, representing approximately a 25% equity interest in the Company as of December 31, 1998.

In July 1999, SOFTBANK America, Inc. sold 25,500,000 shares to an unaffiliated third party and owned 6,300,000 shares, representing approximately a 4.9% equity ownership interest in the Company as of December 31, 1999.

Since March 2000 when SOFTBANK America, Inc. sold the remaining 6,300,000 shares, SOFTBANK and its affiliates have not had equity ownership interest in the Company.

Distribution

Based on the October 1999 distribution agreement between the Company and SOFTBANK COMMERCE whose name changed into SOFTBANK BB in January 2003, an indirect wholly-owned subsidiary of SOFTBANK, SOFTBANK BB was granted a non-exclusive right to distribute all of the Company’s anti-virus software products in Japan. Individual sales of products to SOFTBANK BB under the agreements have been effected on a purchase-order basis. SOFTBANK BB has been the most significant distributor of the Company and net sales to SOFTBANK BB represent 17.5% ,23.5% and 23.6% of total net sales to external customers for the year ended December 31, 2000 , 2001, and 2002 respectively.

Purchase of bonds

Between October 1998 and December 1998, the Company purchased in the public market an aggregate of 12,000,000 units of 2.3% yen bonds issued by SOFTBANK for a total purchase price of (Yen)1,200,826 thousand. 11,000,000 units were redeemed on October 18, 1999 and remaining 1,000,000 units were redeemed on October 18, 2000. In March 1999, the Company purchased in the public market an aggregate of 17,000,000 units of 3% yen bonds due March 24, 2003 issued by SOFTBANK for (Yen)1,700,000 thousand. All 17,000,000 units were redeemed in March, 2003.

Investment

In December 1999, the Company invested (Yen)12.5 million in SoftTrend Capital Corporation in which majority of equity ownership interests were indirectly held by SOFTBANK. At December 31, 1999, the Company had a 20% equity ownership interest in SoftTrend Capital Corporation. The investment has been accounted for using the equity method.

Account balances and transactions with SOFTBANK and its affiliated company are as follows:

	December 31,			December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Accounts receivable, trade	(Yen)1,072,768	(Yen)4,074,617	(Yen)2,949,073	$24,576
Securities investments	1,711,050	1,746,920	1,598,867	13,324
Accounts payable, other	16,435	217,334	121,250	1,010
Net sales for the year	3,507,641	7,356,441	10,130,276	84,419
Purchases and expenses for the year	69,104	43,545	26,673	222
Interest income on security investments	53,113	51,000	51,000	425

The Company believes that each of these transactions was negotiated on an arm’s length basis on terms no less favorable to it than would have been available from third parties.

The Company made rebate payments to SOFTBANK BB amounting to (Yen)71,545 thousand, (Yen)221,896 thousand and (Yen)337,864 thousand ($2,816 thousand) for the years ended December 31, 2000, 2001, and 2002 respectively. These rebate amounts were determined based on SOFTBANK BB’s achievement of sales targets as per the distribution agreements. The rebate payments were recorded as deductions from sales revenue on an accrual basis.

14.	Short-term borrowings and long-term debt

At December 31, 2002, the Company had unused lines of credit amounting to (Yen)700,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

	December 31,		December 31,
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
Bonds:
Unsecured 2.5% bonds, due 2002 with detachable warrants	(Yen)3,800,000	(Yen) —	$—
Unsecured 2.1% bonds, due 2003 with detachable warrants	5,000,000	5,000,000	41,667
Unsecured 1.75% bonds, due 2004 with detachable warrants	5,000,000	5,000,000	41,667
Unsecured 1.50% bonds, due 2004 with detachable warrants	1,500,000	1,500,000	12,500
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	6,000,000	50,000
Unsecured 1.9 % bonds, due 2006 with detachable warrants	—	4,000,000	33,333

	21,300,000	21,500,000	179,167
Less—treasury bonds:
Unsecured 2.5% bonds, due 2002 with detachable warrants	(800,000)	—	—
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	(6,000,000)	(50,000)
Unsecured 1.9% bonds, due 2006 with detachable warrants	—	(4,000,000)	(33,333)

	14,500,000	11,500,000	95,834
Less—portion due within one year:	(3,000,000)	(5,000,000)	(41,667)

	(Yen)11,500,000	(Yen)6,500,000	$54,167

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration. The Japanese Commercial Code, restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant.

During the year ended December 31, 2001 and 2002, in order to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. However, the purchase price of the treasury bonds excess of the book value of the bonds at the time of transaction amounting to (Yen)12,000 thousand and (Yen)8,800 thousand ($73 thousand) are charged to income as other expenses for the years ended December 31, 2001 and 2002, respectively.

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending December 31	Yen in thousands	Dollars in thousands
2003	(Yen)5,000,000	$41,667
2004	6,500,000	54,167
2005	—	—
2006	—	—
2007	—	—

15.	Stock Option

Based on the Company’s 1998, 1999, 2000, 2001 and 2002 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK or the public.

1.	Shareholders’ meeting / board meeting approval	March 17, 1998 March 28, 1998	May 28, 1998 May 29, 1998	June 30, 1999 July 7, 1999	June 1, 2000 June 8, 2000	February 15, 2001 February 23, 2001

2.	Date of bond issuance	April 15, 1998	June 17, 1998	July 29, 1999	June 26, 2000	March 19, 2001

3.	Maturity date	April 15, 2002	June 17, 2002	July 29, 2002	June 26, 2003	March 19, 2004

4.	Amount of each bond (Thousands of yen)	(Yen)412,965	(Yen)196,650	(Yen)6,000,000	(Yen)5,000,000	(Yen)5,000,000

5.	Issued to	SOFTBANK	SOFTBANK	Public	Public	Public

6.	Date on which the bonds were fully redeemed	April 15, 1998	June 15, 1998	July 29,2002	—	—

7.	Exercise price per each warrant	(Yen)142.5	(Yen)142.5	(Yen)3,200	(Yen)7,850	(Yen)5,675

8.	Warrant exercise period	April 27, 1998 to April 5, 2002	June 25, 1998 to June 7, 2002	August 20, 1999 to July 22, 2002	July 21, 2000 to June 19, 2003	April 12, 2001 to March 12, 2004

9.	Number of shares represented by warrants	2,898,000	1,380,000	1,875,000	636,942	881,057

10.	Outstanding as of December 31, 2000	682,200	597,000	1,439,494	636,942	—

11.	Outstanding as of December 31, 2001	500,400	505,800	1,169,062	636,942	873,128

12.	Outstanding as of December 31, 2002	—	—	—	636,942	873,128

1.	Shareholders’ meeting / board meeting approval	May 8, 2001 May 16, 2001	October 25, 2001 November 1, 2001	March 26,2002 April 2,2002

2.	Date of bond issuance	June 4, 2001	November 19, 2001	April 18, 2002

3.	Maturity date	June 4, 2004	November 19, 2004	April 18, 2006

4.	Amount of each bond (Thousands of yen)	(Yen)1,500,000	(Yen)6,000,000	(Yen)4,000,000

5.	Issued to	Public	Public	Public

6.	Date on which the bonds were fully redeemed	—	—	—

7.	Exercise price per each warrant	(Yen)5,760	(Yen)2,590	(Yen)3,450

8.	Warrant exercise period	May 17, 2002 to May 28, 2004	November 2, 2002 to November 12, 2004	April 3, 2003 to April 11, 2006

9.	Number of shares represented by warrants	260,416	2,316,602	1,159,420

10.	Outstanding as of December 31, 2000	—	—	—

11.	Outstanding as of December 31, 2001	256,076	2,316,602	—

12.	Outstanding as of December 31, 2002	256,076	2,315,057	1,158,840

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

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 1999	5,094
Granted	637
Exercised	(1,435)
Redeemed	—
Cancelled	—

Outstanding at December 31, 2000	4,296
Granted	3,458
Exercised	(898)
Redeemed	(552)
Cancelled	(12)
Outstanding at December 31, 2001	6,292
Granted	1,159
Exercised	(451)
Redeemed	(1,759)
Cancelled	(1)
Outstanding at December 31, 2002	5,240

Balances are as follows:

	Thousands of shares December 31
	2001	2002
Authorized and outstanding	6,292	5,240
Exercisable	2,356	1,752

For the above stock warrants granted on April 15, 1998 and June 15, 1998, management calculated deferred compensation expenses of (Yen)878,798 thousand during fiscal 1998. Such deferred compensation will be amortized over the vesting period, which is generally 24 months. Approximately (Yen)397,467 thousand, (Yen)379,803 thousand and (Yen)101,528 thousand was amortized during fiscal 1998, 1999 and 2000 respectively. The grants of July 29, 1999, June 26, 2000, March 19, 2001, June 4, 2001, November 19, 2001 and April 18, 2002 did not result in deferred compensation.

In July 1999, the subsidiary in the United States introduced the U.S. program of the Company’s incentive plan. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company’s common stock, which vest one year from the date of grant and which are exercisable for the 3 years subsequent to the vesting date, to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB 25. Option activity under the U.S. program was as follows:

Thousands of shares represented by options
Outstanding at December 31, 1999	1,620
Granted	—
Exercised	(113)
Redeemed	—
Cancelled	—
Outstanding at December 31, 2000	1,507
Granted	—
Exercised	(45)
Redeemed	—
Cancelled	—

Outstanding at December 31, 2001	1,462
Granted	—
Exercised	(112)
Redeemed	—
Cancelled	—

Outstanding at December 31, 2002	1,350

The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company’s shares at the time of the grants. The weighted average exercise price per share for the option granted for the year ended December 31, 2002 was (Yen)3,147 ($26.2) Consequently, the grants of the option did not result in deferred compensation.

Based on the resolution at the shareholders’ meeting on March 27, 2001, the Company introduced an incentive stock option plan, which qualified under the Japanese Commercial Code and the Industrial Revitalization Special Measures Law. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 17, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009. Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2000	—
Granted	725
Exercised	—
Redeemed	—
Cancelled	(18)
Outstanding at December 31, 2001	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at December 31, 2002	707

The grants of options to the directors and employees were accounted for under APB 25. The exercise price per share for the options granted of (Yen)5,760 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

Certain pro forma disclosures

In October 1995, SFAS 123 established a fair value based method of accounting for employee stock based compensation. Had compensation cost for the Company’s stock warrants and the stock options under the U.S. program been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	Years ended December 31,
	2000	2001	2002	2002
	(in thousands, except per share data)
Net income:
As reported	(Yen)3,674,657	(Yen)4,385,912	(Yen)7,713,766	$64,281
Pro forma net income	2,829,475	3,688,118	6,853,104	57,109
Net income per share:
As reported—
Basic	(Yen)28.18	(Yen)33.33	(Yen)58.39	$0.49
Diluted	27.53	33.02	58.22	0.49
Pro forma net income—
Basic	(Yen)21.70	(Yen)28.03	(Yen)51.87	$0.43
Diluted	21.20	27.77	51.72	0.43

The fair values of each warrant grant, stock option under the Japanese Commercial Code and the Industrial Revitalization Special measures Law and stock options under the U.S. Program were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 2000, 2001 and 2002; expected life of three years, volatility of 17.030% and dividend yield of 0.0% for 2000; expected life of three years, volatility of 14.980% to 15.000% and dividend yield of 0.0% for 2001; expected life of four years, volatility of 18.000% and dividend yield of 0.0% for 2002 and risk-free interest rates of 0.741% for options granted during the years ended December 31,2000, the rate ranging from 0.157% to 0.429% for options granted during the year ended December 31, 2001, and the rate of 0.361% for options granted during the year ended December 31, 2002. The weighted average fair value per share of options granted above during fiscal 2000, 2001 and 2002 were (Yen)1,005, (Yen)277 to 624, and (Yen)518 ($4.32), respectively.

16.	Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees whose service exceeds 15 years or more and who are 55 years or older at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information regarding the defined benefit pension plans for the Company and its consolidated subsidiaries is shown below:

	December 31,			December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Change in benefit obligation:
Benefit obligation at beginning of year	(Yen)174,184	(Yen)251,696	(Yen)412,380	$3,437
Service cost	66,643	107,991	106,172	885
Interest cost	6,659	10,856	12,514	104
Amendments	—	—	—	—
Actuarial (gain)/loss	9,259	17,962	69,241	577
Benefits paid	(4,100)	(3,401)	(13,293)	(111)
Foreign currency exchange impact	(949)	27,276	(13,210)	(110)

Projected benefit obligation at end of year	251,696	412,380	573,804	4,782

Change in plan assets:
Fair value of plan assets at beginning of year	(13,063)	(29,282)	(57,844)	(482)
Actual return on plan assets	(1,304)	(1,870)	(1,388)	(12)
Benefits paid	4,100	3,401	13,293	111
Employer contribution	(19,303)	(22,741)	(35,393)	(295)
Foreign currency exchange impact	288	(7,352)	4,385	37

Fair value of plan assets at end of year	(29,282)	(57,844)	(76,947)	(641)

Funded status
Unrecognized prior service cost	(23,213)	(23,999)	(21,080)	(176)
Unrecognized net actuarial loss	(27,521)	(50,514)	(118,310)	(986)
Unrecognized net transition obligation	(3,648)	(2,535)	(1,423)	(12)

Accrued benefit cost	(Yen)168,032	(Yen)277,488	(Yen)356,044	$2,967

	December 31,
	2000	2001	2002
Weighted-average assumptions as of December 31:
Discount rate	4.20%	4.24%	3.54%
Expected return on plan assets	6.50%	6.00%	5.00%
Rate of compensation increase	5.02%	5.91%	5.50%

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)66,643	(Yen)107,991	(Yen)106,172	$885
Interest cost	6,659	10,856	12,514	104
Expected return on plan assets	(1,419)	(2,706)	(3,334)	(28)
Amortization of unrecognized transition obligation	1,112	1,112	1,112	9
Amortization of prior service cost	1,097	1,142	1,154	10
Recognized actuarial loss	(143)	2,421	760	6

Net periodic pension cost	(Yen)73,949	(Yen)120,816	(Yen)118,378	$986

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or corporate auditor with shareholder approval, if the Company’s management proposes such payments based on a resolution of the Board of Directors. However, the Company has no intention to make such a proposal. The Company does have an internal formula to determine the amounts of severance payments to corporate auditors if the Company were to make such a proposal for corporate auditors. The Company has not recorded any liabilities relating to severance payments to directors or corporate auditors as of December 31, 2001 and 2002 since the Company has no liabilities to directors, and related liabilities to corporate auditors are insignificant.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

17.	Income taxes

Income before income taxes and provision for income taxes comprise the following:

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Income before income taxes:
Domestic	(Yen)2,485,562	(Yen)2,427,164	(Yen)8,871,130	$73,926
Foreign subsidiaries	4,406,149	5,329,413	4,227,153	35,226

	(Yen)6,891,711	(Yen)7,756,577	(Yen)13,098,283	$109,152

Income taxes, current:
Domestic	(Yen)2,156,067	(Yen)3,485,946	(Yen)5,275,060	$43,959
Foreign subsidiaries	2,545,359	728,513	1,663,396	13,861

	(Yen)4,701,426	(Yen)4,214,459	(Yen)6,938,456	$57,820

Income taxes, deferred:
Domestic	(Yen)(963,777)	(Yen)(1,451,989)	(Yen)(1,179,982)	$(9,833)
Foreign subsidiaries	(615,112)	478,651	(362,768)	(3,023)

	(Yen)(1,578,889)	(Yen)(973,338)	(Yen)(1,542,750)	$(12,856)

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Years ended December 31,
	2000	2001	2002
Statutory tax rate:	42.1%	42.1%	42.1%
Increase (reduction) in rate resulting from—
Different tax rates applied to foreign subsidiaries	(3.6)	(2.9)	(2.4)
State income taxes, net of federal tax	1.8	1.3	0.7
Permanent difference	0.8	2.8	2.2
Amortization of deferred compensation related to stock warrants	0.6	—	—
Change in deferred tax valuation allowance	1.5	1.1	(0.1)
Tax credit relating to research and development costs	(0.5)	(0.6)	(0.9)
Goodwill amortization	1.7	—	—
Other	0.9	(2.0)	(0.4)
Effective income tax rate	45.3%	41.8%	41.2%

The significant components of deferred income tax assets and liabilities at December 31, 2001 and 2002 were as follows:

	December 31,		December 31,
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
Deferred tax assets:
Deferred revenue	(Yen)2,396,462	(Yen)3,298,508	$27,488
Allowance for doubtful accounts and sales returns	322,948	460,988	3,842
Accrued enterprise tax	212,773	326,882	2,724
Accrued liabilities	449,633	236,272	1,969
Tax loss carry forward	151,251	103,467	862
Unrealized loss on debt and equity securities	166,203	60,864	507
Amortization of intangibles	—	343,767	2,865
Impairment of securities investments	—	275,500	2,296
Other	714,397	676,816	5,640

Gross deferred tax assets	4,413,667	5,783,064	48,193
Less: Valuation allowance	(207,099)	(190,079)	(1,584)

	4,206,568	5,592,985	46,609

Deferred tax liabilities
Unrealized gain on debt and equity securities	(15,772)	—	—

	(15,772)	—	—

Net deferred tax assets	(Yen)4,190,796	(Yen)5,592,985	$46,609

Net deferred tax assets are included in the consolidated balance sheets as follows:

	December 31,		December 31
	2001	2002	2002
	Thousands of yen		Thousands of U.S. dollars
Current assets—Deferred income taxes	(Yen)3,218,595	(Yen)4,044,672	$33,706
Other assets—Deferred income taxes	972,201	1,548,313	12,903

Net deferred tax assets	(Yen)4,190,796	(Yen)5,592,985	$46,609

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carry forwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended December 31, 2000, 2001 and 2002 were an increase of (Yen)106,165 thousand, an increase of (Yen)90,469 thousand and a decrease of (Yen)17,020 thousand ($142 thousand), respectively.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at December 31, 2002 amounted to approximately (Yen)346,262 thousand ($2,886 thousand) and are available as an offset against future taxable income of the subsidiary. These carryforwards expire at various dates up to December 31, 2007. Realization is dependent on these subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less the valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carry forward period change.

At December 31, 2002, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling (Yen)6,389,186 thousand ($53,243 thousand), as management of the Company intends to reinvest undistributed earnings of the Company’s foreign subsidiaries. The unrecognized deferred tax liabilities as of December 31, 2002 for such undistributed earnings amounted to (Yen)1,320,947 thousand ($11,008 thousand).

18.	Shareholders’ equity

Changes in the number of shares of common stock issued have resulted from the following:

	Years ended December 31,
	2000	2001	2002
Shares of common stock issued:
Balance at beginning of year	129,685,800	131,120,842	132,052,284
Exercise of stock purchase warrants	1,435,042	931,442	451,133

Balance at end of year	131,120,842	132,052,284	132,503,417

As approved at an ordinary meeting of shareholders on March 23, 2000, the authorized number of shares was increased from 83 million shares to 250 million shares.

On February 15, 2001, the board of directors of the Company decided and declared a stock split in the ratio of two-for-one for which the record date was May 18, 2001. All share and per share data in the consolidated financial statements have been adjusted to give effect to the stock splits made on May 18, 2001.

As a result of the amendments to the Japanese Commercial Code in 2001, the concept of par value of shares has been eliminated effective from October 1, 2001.

Effective from August 17, 2000, the common stock of the Company was listed in the First Section on the Tokyo Stock Exchange and registration in the Japanese Over-the-Counter Market terminated at the same time.

Upon exercise of stock warrants, 999,600 shares of common stock at an exercise price of (Yen)142.5 per share and 435,442 shares of common stock at an exercise price of (Yen)3,200 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)768,606 thousand and (Yen)769,603 thousand, respectively, in the year ended 2000.

Upon exercise of stock warrants, 661,200 shares of common stock at an exercise price of (Yen)142.5 per share and 270,242 shares of common stock at an exercise price of (Yen)3,200 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)479,512 thousand and (Yen)479,998 thousand, respectively, in the year ended 2001.

Upon exercise of stock warrants, 195,000 shares of common stock at an exercise price of (Yen)142.5 per share, 254,589 shares of common stock at an exercise price of (Yen)3,200 per share and 1,544 shares of common stock at an exercise price of (Yen)2,590 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)423,382 thousand ($3,529 thousand) and (Yen)423,369 thousand ($3,528 thousand), respectively, in the year ended 2002.

Prior to the amendments to the Japanese Commercial Code in 2001, at least 50% of the issue price of new shares, with a minimum of the par value of those shares, was required to be designated as common stock. However, as a result of the amendments where the concept of par value of shares has been eliminated effective from October 1, 2001, at least 50% of the issue price of new shares is required to be designated as common stock. The portion, which is to be designated as common stock, is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as common stock are credited to additional paid-in capital. The parent company may transfer portions of additional paid-in capital to common stock by resolution of the Board of Directors.

Under the Japanese Commercial Code, the amount available for dividends is based on retained earnings as recorded in the books of the Company prepared in accordance with Japanese Commercial Code requirements. However, certain adjustments, not recorded in the Company’s books, are reflected in the financial statements as described in Note 2.

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. Prior to the amendments to the Japanese Commercial Code in 2001, no further appropriation was required when the legal reserve equals 25% of the stated capital. However, as a result of the amendments effective from October 1, 2001, no further appropriation is required when the aggregated amount of the additional paid-in-capital and the legal reserve equals 25% of the stated capital. The amounts of statutory retained earnings of the parent company available for the payment of dividends to stockholders as of December 31, 2001 and 2002 were (Yen)5,118,340 thousand and (Yen)9,137,919 thousand ($76,149 thousand), respectively.

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

In October 2001, the Japanese Commercial Code has been modified. The new Japanese Commercial Code allows the Company to purchase treasury stock for any reason at any time by the resolution of the Board of Directors up to the limitation approved by the shareholders’ meeting. On March 26, 2002 and March 26, 2003, the shareholders of the parent company approved to purchase treasury stock up to 5.0 million shares and up to (Yen)5.7 billion and up to 2.5 million shares and up to (Yen)5.0 billion during the period up to the resolution of next Ordinary General Shareholders’ Meeting, respectively.

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

Total accumulated other comprehensive income as of December 31, 2001 and 2002 was a net credit balance of (Yen)538,393 thousand and a net credit balance of (Yen)201,202 thousand ($1,677 thousand), respectively.

19.	Financial instruments

(1)	Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However, ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market with changes in value recognized in other income or expense. At December 31, 2000, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen)6,751 thousand. At December 31, 2001, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen)9,710 thousand. At December 31, 2002, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen)7,493 thousand ($62 thousand). The fair value of interest rate swap arrangement and the interest rate cap arrangement are estimated based on the discounted amounts of future net cash flows.

(2)	Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in Note 8, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At December 31, 2001, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen)14,500,000 thousand and (Yen)14,572,418 thousand, respectively. At December 31, 2002, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen)11,500,000 thousand ($95,834 thousand) and (Yen)11,524,870 thousand ($96,041 thousand), respectively. The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

20.	Advertising costs

Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses were (Yen)2,004,749 thousand, (Yen)2,096,035 thousand and (Yen)2,507,735 thousand ($20,898 thousand) for the years ended December 31, 2000, 2001 and 2002, respectively.

21.	Leased assets

Rental expenses under operating leases for the years ended December 31, 2000, 2001 and 2002 were (Yen)644,343 thousand , (Yen)1,167,026 thousand, and (Yen)1,164,366 thousand ($9,703 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non- cancelable lease terms in excess of one year at December 31, 2002 are as follows:

	Thousands of yen	Thousands of U.S. dollars
Year ending December 31:
2003	(Yen)704,833	$5,874
2004	429,424	3,578
2005	405,203	3,377
2006	35,679	297
2007	636	5

Total minimum future lease payments	(Yen)1,575,775	$13,131

22.	Commitments and contingent liabilities

At December 31, 2002, except for below, the Company had no significant commitments outstanding, no material litigation or claims outstanding, nor was there any pending or threatened against them.

In May 1997, Trend Micro Incorporated (TMI), the parent company’s U.S. subsidiary, sued Network Associates (formerly McAfee Associates, Inc.) in the U.S. Federal District Court for the Northern District of California alleging that their products infringe TMI’s U.S. Patent No. 5,623,600 relating to a system and method for detecting computer viruses in a network environment, and sought injunctive relief and unspecified money damages. In June 1997, Network Associates denied infringement, alleging the Company’s patent is invalid, and filed counterclaims against TMI alleging unfair competition, false advertising, trade libel and interference with prospective economic advantage. In April 2000, Network Associates filed a suit against TMI in the U.S. Federal District Court for the Northern District of Texas, alleging that TMI’s anti-virus software packages, including the Trend Virus Control System, infringes a Network Associates patent, which was issued on February 22, 2000. On May 31, 2000, the parties entered into a settlement agreement and cross-license agreement pursuant to which they agreed, among other things, to dismiss all outstanding litigation between each other and to cross-license certain rights in their respective patent portfolios. Based upon the agreements, Network Associates paid (Yen)1,326,750 thousand to the Company in consideration for its past patent license from the Company. For the year ended December 31, 2000, the Company recorded a gain on settlement of the litigation of (Yen)1,019,734 thousand, net of related fees for lawyers of (Yen)307,016 thousand in total, as “other income”.

From the fiscal year ended December 31, 2002, the Company has launched a new service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers and may be required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen)2,815 thousand ($23 thousand) of reserves for specific liabilities, as of December 31, 2002, in connection with the Agreement that we currently deem to be probable and estimable.

23.	Segment information

The Company and its consolidated subsidiaries operate principally in two business segments: the “Security software business” and the “Internet-related products/service business”. However, business segment information was not disclosed for the years ended
December 31, 2000 and 2001 since more than 90% of sales, operating income and assets in all segments are from the “security software business”. Sales and operating revenue to external customers in the “Internet-related products/service business” amounted to (Yen)1,218,955 thousand and (Yen)574,197 thousand for the years ended December 31, 2000 and 2001, respectively.

ipTrend Incorporated, which operated the “Internet-related product/service business”, was liquidated during the year ended December 31, 2001 and ipTrend Incorporated (Taiwan) has been undergoing the liquidation process since September 2001. Thus, from the year ended December 31, 2002, the company and its subsidiaries have been specializing in the “Security software business”. Net sales are attributed to countries based on the location of the Company or the relevant consolidated subsidiary.

Prior to December 31, 2002, net sales to external customers and long-lived assets in Taiwan have been disclosed separately. However, due to the decreasing sales volume in Taiwan and its geographical proximity to Korea, Australia, Hong Kong, Malaysia, New Zealand and China, beginning from the year ended December 31, 2002, the management has decided to disclose the above countries (including Taiwan) as “Asia Pacific”. Segment information for the years ended December 31, 2000 and 2001 have been restated for comparison purposes.

Net revenue, attributed to countries based on location of the Company and consolidated subsidiaries, and long-lived assets for the years ended December 31, 2000, 2001 and 2002 are as follows:

Geographic information—

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Net sales to external customers:
Japan	(Yen)6,633,573	(Yen)12,114,972	(Yen)18,346,779	$152,890
U.S.A	6,258,300	8,577,200	9,215,591	76,797
Asia Pacific	2,482,760	2,803,818	4,208,527	35,071
Europe	4,126,420	6,860,193	9,807,095	81,726
Other	569,313	970,138	1,401,645	11,680

Total	(Yen)20,070,366	(Yen)31,326,321	(Yen)42,979,637	$358,164

Long-lived assets:
Japan	(Yen)3,465,387	(Yen)2,180,338	(Yen)2,183,441	$18,195
U.S.A	402,324	649,814	543,751	4,531
Asia Pacific	537,852	742,384	1,118,061	9,317
Europe	109,517	390,849	453,574	3,780
Other	19,137	28,328	29,192	244

Total	(Yen)4,534,217	(Yen)3,991,713	(Yen)4,328,019	$36,067

Intercompany sales between geographic areas are made at arms-length prices. Long-lived assets are those assets used in the geographic segment.

Long-lived assets are included in the consolidated balance sheets as follows:

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Investments and other assets:
Goodwill and intangibles	(Yen)2,740,827	(Yen)1,110,462	(Yen)1,297,086	$10,809
Other	570,742	868,377	1,086,254	9,052
Property and equipment, less accumulated depreciation	1,222,648	2,012,874	1,944,679	16,206

Total	(Yen)4,534,217	(Yen)3,991,713	(Yen)4,328,019	$36,067

Significant customers

SOFTBANK COMMERCE whose name changed into SOFTBANK BB in January 2003, an indirect wholly-owned subsidiary of SOFTBANK accounted for more than 10% of net sales to external customers for the years ended
December 31, 2000, 2001 and 2002. Net sales to SOFTBANK and its affiliates for the years ended December 31, 2000, 2001 and 2002 were (Yen)3,507,641 thousand, (Yen)7,356,441 thousand and (Yen)10,130,276 thousand ($84,419 thousand), respectively.

24.	Subsequent events

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the Board of Directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan.

Date of issuance:

February 12, 2003

Number of stock acquisition rights:

The total number of Stock acquisition rights is 3,999. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights:

Common shares for the Company

Issue price:

(Yen)0

Exercise period of Stock acquisition rights:

The exercise period of Stock acquisition rights shall be from November 1, 2003 to October 31, 2007.

Exercise price per share:

(Yen)2,230

The person to be granted:

The directors and employees of the Company and its subsidiaries (1,359 people)

On March 26, 2003, Trend Micro adopted at the fourteenth ordinary general meeting of shareholders the following resolutions regarding Stock acquisition rights set forth in Article 280-20 and Article 280-21 of the Japanese Commercial Code to be issued in order to introduce the stock option plan.

Number of Stock acquisition rights:

The total number of Stock acquisition rights shall be limited to a maximum of 8,000. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights:

Common shares of the Company

Issue price:

(Yen)0

Exercise period of Stock acquisition rights:

The exercise period of the Stock acquisition rights shall be from April 1, 2004 to March 31, 2009.

The person to be granted:

The directors, employees, consultants and persons proposed to be employed as employees of the Company and its subsidiaries

Based on the resolution of the fourteenth ordinary general meeting of the shareholders of the Company on March 26, 2003, Trend Micro adopted at the meeting of the Board of Directors on May 20, 2003, the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan.

Date of issuance:

May 28, 2003

Number of stock acquisition rights:

The total number of stock acquisition rights is 5,000. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights:

Common shares for the Company

Issue price:

(Yen)0

Exercise period of Stock acquisition rights:

The exercise period of Stock acquisition rights shall be from May 28, 2004 to May 27, 2008.

Exercise price per share:

(Yen)1,955

The person to be granted:

The directors and employees of the Company and its subsidiaries (1,289 people)

SCHEDULE II

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Additions charged to costs and expenses	Additions (deductions) charged to net sales	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Thousands of yen
Year ended December 31, 2000:
Allowance for doubtful accounts and sales returns	(Yen)382,973	(Yen)67,589	(Yen)232,414	(Yen)(57,174)	(Yen)20,764	(Yen)646,566

Year ended December 31, 2001:
Allowance for doubtful accounts and sales returns	(Yen)646,566	(Yen)124,787	(Yen)110,742	(Yen)(67,535)	(Yen)35,816	(Yen)850,376

Year ended December 31, 2002:
Allowance for doubtful accounts and sales returns	(Yen)850,376	(Yen)459,780	(Yen)(274,488)	(Yen)(61,785)	(Yen)(11,846)	(Yen)962,037

Notes:	1.	Amounts written off.
	2.	Translation adjustment.

	Balance at beginning of period	Additions	Deductions	Other	Balance at end of period
Thousands of yen
Year ended December 31, 2000:
Valuation allowance —Deferred tax assets	(Yen)10,465	(Yen)116,630	(Yen)(10,465)	(Yen)—	(Yen)116,630

Year ended December 31, 2001:
Valuation allowance —Deferred tax assets	(Yen)116,630	(Yen)165,049	(Yen)(74,580)	(Yen)—	(Yen)207,099

Year ended December 31, 2002:
Valuation allowance —Deferred tax assets	(Yen)207,099	(Yen)125,570	(Yen)(142,590)	(Yen)—	(Yen)190,079

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

By:	/s/ Mahendra Negi
	Name:	Mahendra Negi
	Title:	Representative Director
Chief Financial Officer and
Executive Vice President

Date:  June 30, 2003

CERTIFICATION

I, Steve Ming-Jang Chang, certify that:

1.	I have reviewed this annual report on Form 20-F of Trend Micro Incorporated;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ Steve Ming-Jang Chang
Name:	Steve Ming-Jang Chang
Title:	Representative Director, President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

CERTIFICATION

I, Mahendra Negi, certify that:

1.	I have reviewed this annual report on Form 20-F of Trend Micro Incorporated;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ Mahendra Negi
Name:	Mahendra Negi
Title:	Representative Director, Chief Financial Officer and Executive Vice President (Principal Financial Officer)

INDEX OF EXHIBITS

Exhibit Number	DESCRIPTION

1.1*	Articles of Incorporation of Trend Micro (English translation)

1.2	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3	Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4	Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1**	Specimen Common Stock Certificates

2.2***	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2	Limited Liability Agreement dated April 28, 2003, between Trend Micro Incorporated and Edward Tian

8.1	Subsidiaries of Trend Micro

*	Incorporated by reference to the corresponding exhibit to our Form S-8 Registration Statement (File No. 333-104282) filed on April 3, 2003.

**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.

***	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.

****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.

+	Confidential treatment granted for a portion of these documents.