Form 20-F/A
period 2002-12-31
TREND MICRO INC
filed 2003-09-12
CIK 1089463

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

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

Trend Micro Incorporated (“Trend Micro”) submits this Form 20-F/A to amend its annual report on Form 20-F for the year ended December 31, 2002, which was previously filed. The purpose of this amendment is to add Exhibit 14.1 to this annual report.

As used in this annual report, references to “Trend Micro” are to Trend Micro Incorporated. Also, as used in this annual report, references to “we”, “our” and “us” are to Trend Micro Incorporated and, except as the context otherwise requires, its subsidiaries.

2

PART II

Item 15. Controls and Procedures.

Within 90 days of the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures, as of the date of the evaluation (as defined in Rules 13a-15(e) of the U.S. Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective. There was no change in our internal control over financial reporting that occurred subsequent to the date of the evaluation date referred to above that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

3

PART III

Item 19. Exhibits.

(b) Exhibits

Exhibit Number	Document

1.1*	Articles of Incorporation of Trend Micro (English translation)

1.2(-)	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3(-)	Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4(-)	Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1**	Specimen Common Stock Certificates

2.2***	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2(-)	Limited Liability Agreement dated April 28, 2003, between Trend Micro Incorporated and Edward Tian

8.1(-)	Subsidiaries of Trend Micro

12.1	Certification of the Chief Executive Officer of Trend Micro required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer of Trend Micro required by Rule 13a-14(a)

14.1	Consent of PricewaterhouseCoopers with respect to the financial statements included in this annual report

*	Incorporated by reference to the corresponding exhibit to our Form S-8 Registration Statement (File No. 333-104282) filed on April 3, 2003.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
***	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.

+	Confidential treatment granted for a portion of these documents.

(-)	Previously filed.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

By:	/s/ Mahendra Negi
	Name:	Mahendra Negi
	Title:	Representative Director,
Chief Financial Officer and
Executive Vice President

Date:  September 12, 2003

INDEX OF EXHIBITS

Exhibit Number	DESCRIPTION

1.1*	Articles of Incorporation of Trend Micro (English translation)

1.2(-)	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3(-)	Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4(-)	Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1**	Specimen Common Stock Certificates

2.2***	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2(-)	Limited Liability Agreement dated April 28, 2003, between Trend Micro Incorporated and Edward Tian

8.1(-)	Subsidiaries of Trend Micro

12.1	Certification of the Chief Executive Officer of Trend Micro required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer of Trend Micro required by Rule 13a-14(a)

14.1	Consent of PricewaterhouseCoopers with respect to the financial statements included in this annual report

*	Incorporated by reference to the corresponding exhibit to our Form S-8 Registration Statement (File No. 333-104282) filed on April 3, 2003.

**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.

***	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.

****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.

+	Confidential treatment granted for a portion of these documents.

(-)	Previously filed.