Form 20-F
period 2003-12-31
TREND MICRO INC
filed 2004-06-01
CIK 1089463

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

(1) Common Stock*

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2003, 130,661,453 shares of common stock were outstanding, including 864,000 American Depositary Shares represented by 864,000 shares of common stock.

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

Item 17  ☐    Item 18  ☒

All information contained in this report is as of December 31, 2003 or for the year ended December 31, 2003 unless the context otherwise indicates. In tables appearing in this annual report, figures may not add up to totals due to rounding.

* Not for trading, but only in connection with the registration of American Depositary Shares, each of which represents one share of Common Stock.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F contains “forward-looking statements” within the meaning of the Section 21E of the Securities Exchange Act of 1934. To the extent that statements in this annual report do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Our actual actions or results may differ materially from those discussed in the forward-looking statements. We undertake no obligation to publicly update any forward-looking statement after the date of this annual report, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the Securities Exchange Act of 1934.

Important risks and factors that could cause our actual results to differ materially from our expectations are generally set forth in Item 3.D of this annual report and include, without limitation:

•	difficulties in addressing new virus and other computer security problems;

•	timing of new product introductions and lack of market acceptance for our new products;

•	the level of continuing demand for, and timing of sales of, our existing products;

•	rapid technological change within the anti-virus software industry;

•	changes in customer needs for anti-virus software;

•	existing products and new product introductions by our competitors and the pricing of these products;

•	declining prices for our products and services;

•	the effect of future acquisitions on our financial condition and results of operations;

•	the effect of adverse economic trends on our principal markets;

•	the effect of foreign exchange fluctuations on our results of operations;

•	an increase in the incidence of product returns;

•	the potential lack of attractive investment targets;

•	difficulties in successfully executing our investment strategy; and

•	other risks discussed under “Risk Factors” and elsewhere in this annual report.

As used in this annual report, unless otherwise specified, references to “Trend Micro” are to Trend Micro Incorporated. Also, as used in this annual report, references to “we”, “our” and “us” are to Trend Micro Incorporated and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this annual report:

•	“dollar” or “$” means the lawful currency of the United States of America, and “yen” or “(Yen)” means the lawful currency of Japan.

•	“U.S. GAAP” means generally accepted accounting principles in the United States.

•	“ADS” means an America Depositary Share, each representing 1 share of our common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2003” and “fiscal year 2003” refer to our fiscal year ended December 31, 2003, and other fiscal years are referred to in a corresponding manner.

•	In tables appearing in this annual report, figures may not add up to totals due to rounding.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable

Item 2.	Offer Statistics and Expected Timetable.

Not applicable

Item 3.	Key Information.

A. Selected Financial Data.

You should read the following selected consolidated financial information together with the financial statements and notes to the statements which begin on page F-2 and are in response to Item 8 and Item 18. You should also read the Operating and Financial Review and Prospects included as Item 5.

The consolidated income statement information for the fiscal years ended December 31, 2001, 2002 and 2003, and the consolidated balance sheet information as of December 31, 2002 and 2003, are derived from and should be read together with our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by PricewaterhouseCoopers, independent auditors, and are included elsewhere in this annual report.

The consolidated income statement information for the fiscal years ended December 31, 1999 and 2000, and the consolidated balance sheet information as of December 31, 1999, 2000 and 2001 are derived from our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by PricewaterhouseCoopers, independent auditors, but are not included in this annual report.

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(in millions of yen and thousands of dollars, except per share data)
Sales	(Yen)13,633	(Yen)20,070	(Yen)31,326	(Yen)42,980	(Yen)48,088	$449,424
Cost of sales	481	1,474	1,899	2,354	3,168	29,612

Gross profit	13,152	18,596	29,427	40,626	44,920	419,812

Operating expenses:(1)
Selling	3,454	5,445	10,001	15,052	15,360	143,556
Research and development and maintenance	994	2,044	2,755	3,506	3,919	36,627
Customer Support	—	—	2,449	3,858	4,831	45,146
General and administrative	4,772	5,304	4,453	4,344	5,656	52,861
Goodwill amortization	—	276	—	—	—	—
Goodwill write-off	—	—	2,253	—	—	—

Total operating expenses	9,220	13,069	21,911	26,760	29,766	278,190

Operating income	3,932	5,527	7,516	13,866	15,154	141,622
Other income (expense), net	67	1,365	241	(768)	175	1,640
Income before income taxes, minority interest and equity in earnings (losses) of affiliated companies	3,999	6,892	7,757	13,098	15,329	143,262
Income taxes	1,849	3,123	3,241	5,395	6,103	57,034
Income before minority interest and equity in earnings (losses) of affiliated companies	2,150	3,769	4,516	7,703	9,226	86,228
Minority interest in income of a consolidated subsidiary	—	7	—	—	—	—
Income from consolidated companies	2,150	3,762	4,516	7,703	9,226	86,228
Equity in earnings (losses) of affiliated companies	(3)	(87)	(130)	11	24	221
Net income	(Yen)2,147	(Yen)3,675	(Yen)4,386	(Yen)7,714	(Yen)9,250	$86,449

Net income per share (basic)(2)	(Yen)16.90	(Yen)28.18	(Yen)33.33	(Yen)58.39	(Yen)70.11	$0.66

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(in millions of yen and thousands of dollars, except per share data)
Net income per share (diluted)(2)	(Yen) 16.42	(Yen) 27.53	(Yen) 33.02	(Yen) 58.22	(Yen) 69.95	$0.65

Cash dividends per share(2)	(Yen) 1.67	(Yen) —	(Yen) —	(Yen) —	(Yen) —	$—

Weighted average common shares outstanding (basic)(2)	127,100,328	130,388,962	131,594,913	132,111,467	131,940,179
Weighted average common shares outstanding (diluted)(2)	130,752,652	133,454,940	132,832,159	132,494,201	132,235,128

(1)	Effective from the year ended December 31, 2003, we started to report customer support expenses, previously included in general and administrative expenses, as a separate line item under “Operating expenses” and reclassified certain operating expenses such as overhead costs from general and administrative expenses to selling expenses. We have retroactively made corresponding changes in our income statements for the years ended December 31, 2001 and 2002. We have not made corresponding changes in our income statements for the years ended December 31, 1999 and 2000, because we do not have data from those years that form the basis for reclassifying the operating expense line items in the manner described above.

(2)	We effected a one-to-two stock split on May18, 2001. The share and per share amounts for each of the three years ended December 31, 2001 have been restated to reflect that stock split.

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(in millions of yen and thousands of dollars, except per share data)
Consolidated Balance Sheet Information
Cash and cash equivalents	(Yen) 15,649	(Yen) 24,436	(Yen) 40,783	(Yen) 47,830	(Yen) 46,719	$436,626
Total assets	28,781	44,574	64,729	73,838	81,271	759,543
Current portion of long-term debt	—	57	3,000	5,000	6,500	60,748
Long-term debt	6,000	9,800	11,500	6,500	—	—
Total liabilities	11,471	20,230	33,963	36,694	37,319	348,778
Common stock	5,415	6,183	6,834	7,257	7,396	69,123
Shareholders’ equity	(Yen) 17,310	(Yen) 24,344	(Yen) 30,766	(Yen) 37,144	(Yen) 43,952	$410,765

Exchange Rates.

In this annual report, we have translated Japanese yen amounts into U.S. dollars solely for the convenience of readers. Unless otherwise indicated, the rate we used for the translation was (Yen) 107. 00 per $1, which was the approximate rate on December 31, 2003. The following table shows the noon buying rates for Japanese yen expressed in Japanese yen per $1. On May 28, 2004 the noon buying rate announced by the Federal Reserve Bank of New York was (Yen) 110.18 per $1.

Year ended/ending December 31,	High	Low	Average(1)	Period-end
1999	124.45	101.53	112.79	102.16

2000	114.62	101.70	108.37	114.35

2001	131.47	114.26	122.18	131.04

2002	134.77	115.71	124.81	118.75

2003	121.42	106.93	115.99	107.13

2004 (through May 28, 2004)	114.30	103.70	107.97	110.18

Calendar Year 2003

December	109.61	106.93	107.74	107.13

Calendar Year 2004

January	107.17	105.52	106.27	105.84

February	109.59	105.36	106.71	109.26

March	112.12	104.18	108.52	104.18

April	110.37	103.70	107.66	110.37

May (until May 28, 2004)	114.30	108.50	112.20	110.18

(1)	For annual averages, calculated based on the average of the exchange rates on the last day of each month during the period. For monthly averages, calculated based on the average of daily closing exchange rates.

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

DETERIORATION IN OUR RELATIONSHIP WITH SOFTBANK BB CORP. COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS.

We depend on our relationship with SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), which is our largest customer and has played an instrumental role in the development of our business in Japan. SOFTBANK BB also has close relationships with many distributors and systems integrators through which we sell our anti-virus software to corporate end users in Japan. An adverse change in our relationship with SOFTBANK BB would result in decreased sales to SOFTBANK BB and could disrupt our relationship with many distributors of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK BB totaled approximately (Yen)7.4 billion, or 23.5%, of our net sales in fiscal 2001, approximately (Yen)10.1 billion, or 23.6%, of our net sales in fiscal 2002 and approximately (Yen)9.2 billion ($86.0 million), or 19.1%, of our net sales in fiscal 2003. Because of our dependence on SOFTBANK BB, the price of shares and ADSs could fall as a result of adverse events affecting SOFTBANK BB, even if the events do not relate directly to us.

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

OUR HARDWARE-BASED PRODUCTS FACE MANUFACTURING AND INVENTORY RISKS.

We rely on a small number of third parties to manufacture some of our hardware-based products, such as Trend Micro Network VirusWall described in Item 4.B. We expect our reliance on third-party manufacturers to become more important as the number of our hardware-based products increases. Reliance on third-party manufacturers involves a number of risks, including a lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes, on a cost-effective basis, in a timely manner, or at all, we will have to secure additional manufacturing capacity. The unexpected loss of any of our manufacturers could disrupt our business. Furthermore, our hardware-based products contain critical components supplied by a single or a limited number of third parties. Any significant shortage of components or the failure of the third-party supplier to maintain or enhance these products could lead to cancellation of customer orders or delays in the placement of orders and adversely affect our financial condition and results of operation.

WE MAY NOT GENERATE EXPECTED RESULTS IN STRATEGIC ALLIANCES

Because we are focusing our business on the field of antivirus and do not have other security products like Firewall, we actively pursue positive about strategic alliances with other companies to provide new products and services derived from the alliances. In fiscal 2003, we began to provide spam mail prevention solution with Postini and integrated security appliance with Netscreen. To launce and provide such products and services, we may invest substantial cash and other resources in product developments, marketing promotions and support and maintenance activities. But we may not earn revenue successfully from alliances despite our efforts, and such alliance may be terminated or dissolved by various causes before generating revenue.

WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE IN THE U.S. AND EUROPEAN MARKETS BECAUSE OUR COMPETITORS ARE MORE ESTABLISHED THAN WE ARE IN THESE MARKETS.

We believe that our share of the anti-virus software market in the U.S. and Europe is significantly small relative to the market shares of our principal competitors, despite the growth of our sales in these markets in fiscal 2002 and 2003. Because our competitors are already well-established in these key markets and have greater financial and other resources and market recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

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

WE MAY SUFFER A LOSS OF SALES AND MARKET SHARE IN OUR CORE JAPANESE MARKET IF OUR COMPETITORS ACHIEVE SUCCESS IN JAPAN.

Our major competitors, Network Associates and Symantec Corporation, are active in the Japanese anti-virus software market and have allocated significant resources to achieve success in the Japanese anti-virus software market. Although these competitors currently have smaller shares of the Japanese market than us, each has significantly greater financial, marketing and other resources than we do. Additionally, competition in our core Japanese market could intensify in the future if other competitors emerge. As a result of our competitors’ efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors’ success could have a material adverse effect on our business, financial condition and results of operations.

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

WE SELL OUR PRODUCTS THROUGH INTERMEDIARIES WHO MAY NOT VIGOROUSLY MARKET OUR PRODUCTS, MAY RETURN OUR PRODUCTS.

We market substantially all of our products to end users through intermediaries, including distributors, resellers and value-added resellers. Our distributors sell other products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products, these distributors may give greater priority to products of other suppliers, including competitors’. They may also return the products to us under certain circumstances.

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

WEAK FINANCIAL CONDITIONS OF SOME OF OUR DISTRIBUTORS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

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

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE ARE REQUIRED TO PAY SIGNIFICANT AMOUNTS OF PENALTY PAYMENT PURSUANT TO THE TERMS OF OUR SERVICE LEVEL AGREEMENTS.

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

WEAKNESS IN THE JAPANESE ECONOMY MAY HURT OUR BUSINESS PERFORMANCE BECAUSE JAPAN IS OUR LARGEST MARKET.

While our sales in the U.S. and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales in Japan accounted for approximately 39% of our net sales in fiscal 2001, approximately 43% in fiscal 2002 and approximately 42% in fiscal 2003. In the past three years, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during the last three years. Because of our dependence on the Japanese markets, any further deterioration in the condition of the Japanese economy could negatively impact our net sales.

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

BECAUSE OUR BUSINESS DEPENDS SIGNIFICANTLY ON INTELLECTUAL PROPERTY, INFRINGEMENT OF OUR INTELLECTUAL PROPERTY COULD HURT OUR BUSINESS.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, our U.S. consolidated subsidiary holds five issued U.S. patents and our Taiwan consolidated subsidiary holds four issued U.S. patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our customers, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

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

BECAUSE OF THE INFLUENCE OF OUR PRINCIPAL SHAREHOLDERS, OUR OTHER SHAREHOLDERS MAY BE UNABLE TO INFLUENCE OUR BUSINESS.

Our principal shareholders, including major shareholders who beneficially own more than 5% of the issued shares of our common stock and directors, beneficially owned approximately 32.2% of our outstanding shares as of December 31, 2003. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

OUR STOCK PRICE IS VOLATILE, AND INVESTORS BUYING THE SHARES OR ADSS MAY NOT BE ABLE TO RESELL THEM AT OR ABOVE THEIR PURCHASE PRICE.

Shares of our common stock are traded on the Tokyo Stock Exchange, which is the principal market for our shares. Recently, the U.S. and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of (Yen)1,440 and a high of (Yen)9,005. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $12.16 and a high of $159.38. The closing price on the Tokyo Stock Exchange for our stock on May 21, 2004 was (Yen)3,860, and the closing price on The Nasdaq National Market for our ADSs on May 21, 2004 was $34.45 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

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

THE RIGHTS OF SMALL SHAREHOLDERS ARE LIMITED UNDER THE JAPANESE UNIT SHARE SYSTEM.

Our Articles of Incorporation provide that 500 shares of our common stock constitute one “unit.” The Japanese Commercial Code restricts the rights of shares that do not constitute whole units. Holders of shares constituting less than one unit do not have the right to vote. Each ADS offered in the offering represents the right to receive one share. A holder who owns less than 500 ADSs will indirectly own less than a whole unit. Under the deposit agreement governing the rights of ADS holders, in order to withdraw any shares, an ADS holder must surrender ADRs evidencing 500 ADSs or a multiple of 500 ADSs. Each ADR will bear a legend to that effect. Under the unit share system, holders of less than a unit have the right to require us to purchase their shares. Holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit. They will, therefore, be unable, as a practical matter, to:

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

Our head office is located at Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-Chome, Shibuya-ku, Tokyo 151-0053, Japan. Our telephone number is 81-3-5334-3600. Our North American headquarter is in Cupertino, California, U.S.A. and we have business units worldwide. Our agent for service of process in the United States is Steve Ming-Jang Chang, Director, c/o Trend Micro Inc., 10101 N. DeAnza Blvd., Cupertino, California 95014.

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

We currently have more than 1,900 employees in 28 countries.

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

In response to the virus threat, the antivirus software market has grown significantly in the past few years and is expected to continue to grow in the future. According to International Data Corporation, an independent research organization, in 2002, worldwide revenue for antivirus software reached $2.2 billion, representing a 31% growth over 2001 revenue and estimates that this market will increase at a 15.4% compound annual growth rate and reach $4.4 billion by 2007.

Our vision is to create “A world safe for exchanging digital information”. We offer solutions to prevent the invasion of viruses and other malicious content into corporate networks and family PCs.

Network systems including the Internet are an integral part of corporate activities and home life. On the other hand, the methods viruses use to access computers have become more elaborate and malicious causing serious problems for network users. Furthermore, problems are arising where spam and inappropriate web use diminish the functionality and efficiency of network systems.

Against this backdrop, the needs of corporate and individual network users toward security vendors have expanded and intensified. Our role has approached the stage where we go beyond merely developing and selling security products but also provide services to offer a more effective security solution. Through this business model, we are contributing to the development of a digital society in Japan and around the world.

Our products and services have evolved with the development of the antivirus software market. Initially, our sales of antivirus software products consisted primarily of sales of our desktop programs, such as PC-cillin/Virus Buster, which were introduced in Japan in 1991. To meet increased demand for network-based products as companies shifted from stand-alone desktop personal computers to client-server enterprise networks in the early 1990s, we introduced LANprotect, our first server application, in 1993. To address the increased risk of virus infection for enterprise networks resulting from widespread use of the Internet, we introduced InterScan VirusWall in 1996 to provide real-time scanning at the Internet gateway, the point where data enters the network from the Internet. In 1998 we introduced Trend Virus Control System, the forerunner of Trend Micro Control Manager (described below) to enable network-wide antivirus software to monitor, update and manage from a central management console. Since 1998 we have continued to develop our Internet security solutions, and in 2002 we unveiled Trend Micro Enterprise Protection Strategy, which is described below.

Trend Micro Enterprise Protection Strategy

Trend Micro Enterprise Protection Strategy, our strategy to prevent computer viruses, is implemented using centralized management of integrated security suite and outbreak prevention appliance supported by real time, threat-specific knowledge from TrendLabs, Trend Micro’s global network of security experts.

We can assist Information Technology managers, or IT managers, using our products to proactively manage the outbreak lifecycle which consists of four phases—vulnerability prevention, outbreak prevention, virus response, assessment and restoration.

Vulnerability Prevention

In this phase, vulnerability assessment tools help enforce security policies, block noncompliant devices from network access, and isolate specific threat-related vulnerabilities to pre-empt attacks. Trend Micro Vulnerability Assessment is a key product component of this phase. Centrally managed by Trend Micro Control Manager, a centralized outbreak management console, Vulnerability Assessment integrates with other Trend Micro products and services to identify vulnerabilities in the network. Vulnerability Assessment performs risk rating to alert IT managers to specific viruses correlated with system vulnerabilities, and identifies the patches that need to be made to prevent exploits. Leveraging data from Vulnerability Assessment, Trend Micro Network VirusWall (described below) assists IT managers to selectively perform the following actions:

•	isolate unpatched machines for Microsoft operating system vulnerabilities before or at the onset of an outbreak;

•	quarantine infected LAN segments to stop virus propagation; and

•	check devices for the latest pattern files, scan engine, and antivirus software from major antivirus vendors, to control network access of noncompliant machines.

Outbreak Prevention

The outbreak prevention phase is the critical period when a threat has been identified, but a pattern file or patch has not yet been deployed. Without sufficient information, IT managers struggle to not only identify protective actions but also to deploy them effectively across the organization. Trend Micro Outbreak Prevention Services include outbreak prevention policies, which are strategic recommendations to manage the various methods in attacking the virus and assist IT managers deflect, isolate, and stem virus outbreaks. Through Trend Micro Control Manager, outbreak prevention policies can be deployed manually or automatically to block any combination of file extensions, executables, IP addresses, ports, instant message channels, and file transfer protocols. IT managers can use outbreak prevention policies to perform the following actions:

•	keep viruses from propagating and impeding network traffic;

•	automatically activate Trend Micro Damage Cleanup Services (described below) to ease administrative burden; and

•	generate detailed reports for threat analyses.

Virus Response

The virus response phase of the outbreak lifecycle occurs during the deployment of a pattern file, network signature, or patch. This reactive phase is the single focus of most antivirus products. In contrast, Trend Micro Control Manager coordinates virus response with outbreak prevention policies to enable proactive outbreak lifecycle management from a central console. Our scanning engines provide IT managers with the following benefits:

•	comprehensive protection with virus scanning and detection at both the network layer and the application layer;

•	increased accuracy, scanning performance, and virus detection with scanning engines that search for viruses based on the identified threat; and

•	a guarantee (Trend Micro Service Level Agreement) that new virus pattern files will be delivered within two hours of virus case submission or Trend Micro will pay a certain penalty fee depending on the terms of the agreement entered into with the customer.

Assessment and Restoration

The assessment and restoration phase of the outbreak management lifecycle is the period after a pattern file, network signature, or patch is deployed and the virus has been contained. Cleaning the network of virus remnants and restoring systems is tedious and costly because most organizations perform these tasks manually. In contrast, Trend Micro Damage Cleanup Services automate clean up and restoration to mitigate administrative cost and burden. Centrally managed through Trend Micro Control Manager, Damage Cleanup Services feature agent-less remote deployment allowing IT managers to assess, clean, and restore infected PCs and servers located in remote locations without end-user intervention. Damage Cleanup Services are designed to result in cost-effective clean up by helping IT managers do the following:

•	prevent re-infection by removing memory resident worms and Trojans (a type of virus that can conceal itself) and their effects, such as unwanted registry entries and viral files;

•	reduce administrative burden via coordination with outbreak prevention policies; and

•	perform consistent clean up aided by detailed reports from Trend Micro Control Manager.

Trend Micro Products and Services

Our products and services are designed to deliver coordinated protection at the file, application, data, and network layers to proactively manage the outbreak lifecycle. Our solutions, described in more detail below, operate across a range of computer operating system platforms, including Windows 2003, Windows NT, Windows 2000, Linux, NetWare, Sun Solaris and several versions of UNIX. Our products protect all entry points in the network.

Management Product

Trend Micro Control Manager is a centralized outbreak management console designed to simplify enterprise-wide coordination of outbreak security actions and management of Trend Micro products and services. Trend Micro Control Manager acts as a central command center for deployment of Trend Micro’s threat-specific expertise across the network and to select third-party products to proactively manage outbreaks. Designed to deliver the flexibility and scalability organizations need, Trend Micro Control Manager offers a multi-tier management structure with customization options for expanded control. Robust graphical reporting provides vital security insights such as sources of infections or vulnerabilities and consolidated, detailed information regarding virus events or unusual activities.

Network Product

Trend Micro Network VirusWall is an outbreak prevention appliance that assists organizations stop network viruses such as NIMDA and MSBLAST. It also blocks high threat vulnerabilities during outbreaks and quarantines and cleans infection sources including unprotected devices as they enter the network. Trend Micro Network VirusWall does not only monitor threats or provide threat information, but also helps organizations take precise outbreak security actions and proactively detects, prevents, contains, and eliminates outbreaks. By deploying Trend Micro Network VirusWall in network LAN segments, organizations can significantly reduce their security risk, network downtime, and outbreak management burden. Trend Micro Network VirusWall supports the Trend Micro Enterprise Protection Strategy and is managed by Trend Micro Control Manager.

Internet Gateway Products

Trend Micro Spam Prevention Solution is a high-performance anti-spam application that blocks non-productive and malicious spam at the Internet gateway. It employs patent-pending, heuristic technology that can evaluate, identify, and monitor existing and new messages using multiple spam email characteristics, providing highly accurate spam capture rates with very low false positives. Flexible configuration options allow administrators to set different spam catching sensitivities for various spam categories and can delete suspected spam immediately to help alleviate congestion on downstream servers. An easy-to-use configuration menu, designed to hide the complexity of the underlying Anti-Spam Engine technology, helps enable administrators to implement updates without changing the existing rules structure. The Anti-Spam Engine technology is integrated within Trend Micro InterScan Messaging Security Suite which provides antivirus and content security offerings. Spam Prevention Solution runs seamlessly with third-party Message Transfer Agents and mail servers. Trend Micro Spam Prevention Solution sits at the gateway, analyzing messages while in-transit, to address the performance and scalability requirements of the global enterprise.

Trend Micro InterScan Messaging Security Suite is an extensible messaging security platform for the gateway that addresses mixed-threat attacks by delivering coordinated policies for antivirus, anti-spam, and content security. Trend Micro InterScan Messaging Security Suite helps IT managers minimize time-consuming installation and configuration for multiple messaging security solutions. Its extensible, platform approach to messaging security provides enhanced protection from multi-vector attacks which simultaneously deploy aggressive tactics to infiltrate network defenses. Deployed with Trend Micro Control Manager, it provides enterprise-wide visibility of the messaging security platform, allowing centralized reporting and configuration, pattern file and scan engine updates, and management of Trend Micro Outbreak Prevention Services—all accessible via remote administration.

InterScan Web Security Suite is designed to deliver high performance, scalable Web security at the gateway for both HTTP and FTP (File Transfer Protocol) traffic. Specifically designed to improve the Web user experience, InterScan Web Security Suite addresses the performance decline associated with the natural latency introduced by virus scanning. InterScan Web Security Suite can support both standalone and Internet Content Adaptation Protocol scanning, offering flexible Web security for the enterprise. Designed for alternative configurations and future applications, this new architecture coupled with the award-winning Trend Micro Enterprise Protection Strategy, extends the benefits of outbreak lifecycle management to Web-based traffic, resulting in a lower cost and longer-term investment.

InterScan VirusWall provides high-performance, comprehensive Internet gateway protection against viruses and malicious codes. The optional eManager plug-in offers administrators additional tools for spam blocking, content filtering, and email scheduling.

InterScan eManager provides real-time content filtering, spam blocking, and reporting to help companies monitor and control the type of information that enters or leaves the network. The optional eManager plug-in integrates seamlessly with InterScan VirusWall to safeguard intellectual property and confidential information, block inappropriate email and attachments, and protect against viruses. InterScan eManager also enables Trend Micro Outbreak Prevention Services to provide proactive protection against virus outbreaks by deploying attack-specific policies to contain the outbreak.

InterScan AppletTrap protects against known and unknown malicious programs written in ActiveX, JavaScript, and VBScript codes at the Internet gateway. AppletTrap features patented technologies including Java instrumentation to monitor applet behavior in real time. Its patented, multi-tiered process safeguards enterprise computing environments through analysis and verification of digital certificates, filtering for known malicious code, and monitoring the behavior of unsigned code at the client browser to help protect against unknown malicious applets. A centrally managed policy-based management tool, AppletTrap requires no client deployment and is transparent to end users.

Trend Micro InterScan VirusWall for Small and Medium Business, a comprehensive gateway antivirus, anti-spam and content filtering solution, protects against malicious threats at the gateway before they reach the interior of your network. Designed for growing companies, it filters Internet email and Web traffic to ensure that email and Web contents are free of viruses and spam. InterScan VirusWall for Small and Medium Business features a single point of management with an intuitive interface that facilitates administration and lowers the total lifetime cost of your security strategy. InterScan VirusWall for Small and Medium Business provides a high degree of protection at the gateway, featuring in-depth scans of SMTP, HTTP, and FTP streams. Furthermore, it also checks POP3 (Post Office Protocol 3) traffic helping to ensure that networks are protected even when employees access their Internet email accounts. Integrated anti-spam and email content filtering also help maintain productivity and ensure the appropriate use of Internet resources.

Email and Groupware Products

ScanMail for Microsoft Exchange provides real-time detection and removal of viruses from email and attachments before they reach the desktop. It is easy to deploy and configure via either a Web or Windows-based management console. Coupled with the ScanMail eManager plug-in, it provides comprehensive content filtering to help block non-business email and filter inappropriate content in emails and attachments. ScanMail is fully integrated with the latest Microsoft APIs and supports Microsoft Exchange 5.5, Microsoft Exchange 2000, and NOW Exchange 2003 servers.

ScanMail eManager provides real-time content filtering, spam blocking, and reporting to help companies monitor and control the type of information that enters or leaves the network. The optional eManager plug-in integrates seamlessly with ScanMail for Microsoft Exchange and ScanMail for Lotus Notes™ to safeguard intellectual property and confidential information, block inappropriate email and attachments, and protect against viruses. eManager also enables Trend Micro Outbreak Prevention Services to provide proactive protection against virus outbreaks by deploying attack-specific policies to contain the outbreak.

ScanMail for Lotus Notes offers comprehensive virus protection and content security for the Lotus Domino environment. It scans viruses hidden in databases and email attachments, and it also protects collaboration tools such as Lotus Sametime and Quickplace. ScanMail is designed to operate as a native Domino server application and provides administrators with a familiar, intuitive interface. It supports Microsoft Windows 2000, Sun Solaris, IBM AIX, S/390, AS/400, Red Hat Linux, and SuSE.

File Server and Storage Products

Trend Micro ServerProtect provides antivirus scanning for servers or storages. It detects and removes viruses from files and compressed files in real time before they reach the end user. Administrators can use a Windows-based console for centralized management of virus outbreaks, virus scanning, virus pattern file updates, notifications, and remote installation. ServerProtect supports Microsoft Windows Server 2003, Microsoft Windows 2000, Microsoft Windows NT 4, Linux, Novell NetWare servers, Network Appliance filers, and EMC celerra.

Trend Micro PortalProtect provides comprehensive virus protection and content security for enterprise information portal (EIP) systems and their users. Designed for specific use with EIP systems built using Microsoft SharePoint Portal Server, PortalProtect offers integration with the Microsoft Virus Scanning API and other Microsoft technologies

Desktop Products

OfficeScan Corporate Edition provides comprehensive virus protection for desktop and mobile clients. OfficeScan offers centralized management features, which allow administrators to fully manage and enforce antivirus policies across the entire organization. Designed to provide reliable and transparent virus scanning and virus removal, OfficeScan incorporates robust damage cleanup services which help remove malicious codes and repair system damages.

Trend Micro PC-cillin Internet Security provides comprehensive and easy to use protection from viruses, hackers, and other Internet-based threats. Its new advanced features go far beyond standard antivirus and firewall protection, helping to safeguard your PC from new emerging threats like network viruses, spam email, inappropriate web content, and Spyware programs that can compromise your privacy. The new Network Virus Emergency Center provides the most advanced protection from today’s fast spreading network viruses such as MSBLAST, SOBIG, and Code Red. It proactively warns users about new network virus outbreaks and scans for these viruses at the network firewall level where they attempt to penetrate your PC. If network virus activity is detected, it can automatically invoke the Internet Lock feature stopping the virus from infecting the PC and spreading to other computers. PC-cillin Internet Security also now includes a powerful new anti-spam scanner that detects and flags annoying and potentially dangerous unwanted email. For business travelers, the Firewall Profiles feature allows users to quickly adjust security control levels for different network environments such as home, work, Wi-Fi (Wireless Fidelity), and on the road. Trend Micro PC-cillin Internet Security is backed by our award-winning technical support.

Services and Support

We provide several industry-unique services that complement our products, including information deployment and attack-specific policies and cleaning templates that help minimize the impact of network viruses, network vulnerabilities, and mixed-threat attacks. We offer a range of services, backed by timely knowledge and expertise from TrendLabs, including Trend Micro Vulnerability Assessment, Trend Micro Outbreak Prevention Services, Virus Response Services, and Trend Micro Damage Cleanup Services, to help customers manage all phases of the virus outbreak lifecycle.

Virus Response Service Level Agreement guarantees customers that fully tested virus pattern files will be delivered within two hours from the time a virus case is submitted. If we fail, however, based on the terms of the agreement entered into with the customer, we may make a penalty payment which may amount up to 100% of the initial sale price.

Premium Support Program provides customers with timely assistance that combines rapid response times with technical and computer security expertise to quickly address customer issues. A wide rage of service plan options are offered that provide varying levels of personalized customer service from enhanced online support to dedicated on-site support.

Our products are backed by TrendLabs, a global network of antivirus research and support centers with an ISO9001:2000 and Customer Operations Performance Center (COPC)-2000 standards-certified headquarters. COPC-2000 is a comprehensive operations performance standard that specifies minimum operational requirements in critical functional areas that are important to end users and clients. A team of more than 250 engineers and antivirus specialists operate around the clock to monitor virus activity, develop information on new threats, and deliver prompt, effective services designed to deal with specific threats.

Seasonality

Our quarterly net sales are subject to seasonal fluctuations. For example, net sales of corporate products in Japan may be lower in the quarters ending June and December, and higher in the quarters ending March and September, while net sales of consumer products in Japan may be higher in the quarter ending December. Net sales of corporate products in U.S. and Europe may be lower in the quarter ending March and higher in the quarter ending December.

SALES AND MARKETING

Our products are generally sold to corporate customers on a per-user license basis through our channel partners which include systems integrators, distributors and value-added resellers, with the remaining portion consisting largely of package software sales through channel partners and our online Web stores. We view our channel partnerships as key to our success. Our support programs, such as training and certification programs for our products, help cultivate the relationships with our channel partners. Channel partners are integral to increasing brand recognition and visibility of Trend Micro products and services in the network antivirus and Internet content security market.

In our marketing strategy, Trend Micro Enterprise Protection Strategy plays a central role. By emphasizing this industry-unique approach through media and industry analyst community, interest for Trend Micro products and services is generated at the customer level primarily through our channel partners as well as through our global Web sites, corporate alliances, advertising in trade and business publications, customer references, direct marketing campaigns, and trade shows and events worldwide. Furthermore, an extensive and expertise-driven service and support organization contribute to customer loyalty. Current marketing efforts are targeted at a combination of enterprise, small and medium businesses, as well as consumer and broadband customers.

Regional Overview

Japan

Overview. We sell our products in Japan to both corporate and individual end users primarily through systems integrators and distributors, and conduct a limited amount of direct sales to end users, including online sales through a reseller’s website. Our Japan net sales accounted for approximately 42% of our net sales or (Yen)20.1 billion in 2003, approximately 43% or (Yen)18.4 billion in 2002 and approximately 39% or (Yen)12.1 billion in 2001.

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

Historically, a significant percentage of our Japan net sales have been sales to SOFTBANK. For example, sales to SOFTBANK BB totaled approximately (Yen)7.4 billion or 23.5% of net sales in 2001, (Yen)10.1 billion or 23.6% of net sales in 2002 and (Yen)9.2 billion ($86.0 million) or 19.1% of net sales in 2003. The majority of sales to SOFTBANK BB in 2000, 2001, and 2002 consisted of SOFTBANK BB’s sales of our products to systems integrators.

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

North America

Overview. Our North American region includes the United States and Canada, with headquarters in Cupertino, California. Products are sold through distributors, value-added resellers and managed service providers. Our North America net sales accounted for approximately 20% of our net sales or (Yen)9.6 billion in 2003, approximately 21% or (Yen)9.2 billion in 2002 and approximately 27% or (Yen)8.6 billion in 2001.

Distributors. The majority of our North American revenue is from sales of site licenses to corporate users. Principal distributors in the U.S. include Ingram Micro (CA), Ingram Micro (NY), Tech Data, and Synnex. In Canada, principal distributors include Interwork Technologies, Ingram Micro Canada and Tech Data Canada.

Our customers in the U.S. include the U.S. federal and state government agencies, educational institutions, large corporations from all industries, and small and medium sized businesses. A majority of the contracts were comprised of Internet gateway and e-mail and groupware products as described above.

Europe, the Middle East and Africa

Overview. We are represented throughout Europe, the Middle East and Africa (EMEA), with offices in Germany, France, Italy, Spain, UK, Norway, Sweden, Holland, Belgium and Dubai. Our European Support Center, which is located in Munich, Germany, offers real-time technical support and antivirus expertise to our channel partners throughout Europe. Our EMEA net sales accounted for approximately 25% of our net sales or (Yen)12.1 billion in 2003, approximately 23% or (Yen)9.8 billion in 2002 and approximately 22% or (Yen)6.9 billion in 2001.

Distributors. The majority of European revenues are from sales of site licenses to corporate users. Principal distributors for the EMEA region include: Belgium/Luxembourg: Logix, Risc Technology, NOXS and Solution Wiz (consumer/SoHo products). Netherlands: Risc, NOXS, Solution Wiz (consumer and SoHo products). Middle East/Africa: SecureData, Online Distribution and Hilan Tech. France: Cris Reseaux, IP Vista, Risc, Risc Technology, ComputerLinks, InfoManage (Switzerland) and Config (North Africa). Germany: ComputerLinks AG, Entrada Kommunikations GmbH, ICON Systems GmbH, Infinigate Deutschland GmbH and Tech Data Midrange GmbH. Italy: IT Way SPA, Computer GROSS, ComputerLinks, Esprinet SPA and J.Soft SRL. Nordic Region: Network Technologies A/S (Denmark), Itegra AB (Sweden), Securesoft AB (Sweden), Scribona AS (Norway), Itegra AS (Norway), Securesoft OY (Finland), Spain, ADD, AFINA, GTI and Diode (with effect from June 2003) UK: e92plus Ltd, Sphinx, Unipalm.

Our customers in EMEA include various government departments, educational institutions, large corporations and small and medium sized businesses. A majority of the contracts include Internet gateway, email server and client server products as described above.

Asia Pacific

Overview. We are represented throughout the Asia Pacific region (excluding Japan), with offices in Taiwan, Hong Kong, China, Singapore, Malaysia, Thailand, Indonesia, India, Korea and Australia and New Zealand. Trend Micro’s ISO9001:2000 and COPC-2000 standards-certified headquarters for TrendLabs, our global product support and antivirus research center, is located in Manila, Philippines; this facility and others like it provide continuous 24 hours-a day, seven-days-a week coverage to our customers around the world. Our Asia Pacific net sales accounted for approximately 10% of our net sales or (Yen)4.8 billion in 2003, approximately 10% or (Yen)4.2 billion in 2002 and approximately 9% or (Yen)2.8 billion in 2001.

Distributors. The majority of Asia Pacific revenue are from sales of site licenses to corporate users and consumer products to home users. Principal distributors in Asia Pacific include: Taiwan: TWP, UCOM and Jetwell Computer. Hong Kong: Datalink, SIS and Digital China. China: Dawncom Business Technology and Service and Secure China Global Communication. Asia South: Ingram Micro, ACA Pacific, ECS Computer, Select Technologies. Korea: Daou System, Intercom Software and Sun Tek. Australia: Alstom IT, Ingram Micro and Channelworx. New Zealand: Lan One and Soft Solutions.

Our customers in Asia Pacific include local government departments and agencies and large corporations from various industry sectors like commercial banking, telecommunications, Internet service providers and other service providers over the Internet and securities firms. A majority of the contracts include the purchase of Internet gateway, client PC, and server products as described above.

Latin America

Overview. Our Latin America Region (LAR) includes the countries located in South America, Central America, the Caribbean, as well as Mexico. Our LAR has offices established in Mexico and Brazil to service the region. Products are sold through a network of distributors and resellers, with the majority of LAR revenues derived from sales of software licenses to corporate users. Our Latin America net sales accounted for approximately 3% of our net sales or (Yen)1.5 billion in 2003, approximately 3% or (Yen)1.4 billion in 2002 and approximately 3% or (Yen)1.0 billion in 2001.

Distributors. The bulk of Latin American revenue is from sales of software licenses through distributors and resellers to enterprise users. Principal distributors in Latin America include Afina (Latin America) and CNT (Brazil), Mude (Brazil).

Our customers in the Latin America Region include various government agencies, and large corporations from the commercial banking, energy, securities and telecommunication sectors.

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

C. Organizational Structure.

We are not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government. The following table lists our consolidated subsidiaries as of April 30, 2004, all except the last three of which are significant.

NAME	COUNTRY OF INCORPORATION	EQUITY HELD BY TREND-MICRO DIRECTLY OR INDIRECTLY

Trend Micro Incorporated	Taiwan	99%

Trend Micro Inc.	USA	100%

Trend Micro Korea Inc.	Korea	99%

Trend Micro Italy S.r.l.	Italy	100%

Trend Micro Deutschland GmbH	Germany	100%

Trend Micro Australia Pty. Ltd.	Australia	100%

Trend Micro do Brasil Ltda.	Brazil	99%

Trend Micro France	France	99%

Trend Micro Hong Kong Limited	China	100%

Trend Micro Latinoamerica S.A.de C.V.	Mexico	100%

Trend Micro (UK) Limited	UK	100%

Trend Micro (China) Incorporated	China	100%

Trend Micro TMLA S.A.de C.V.	Mexico	100%

Trend Micro (EMEA) Limited	Ireland	100%

Trend Micro (Singapore) Private Limited	Singapore	99%

Trend Micro (NZ) Limited	NZ	100%

ipTrend Incorporated*	Taiwan	100%

Trend Micro Incorporated Sdn.Bhd*	Malaysia	99%

*	Currently in the process of being liquidated.

D. Property, Plants and Equipment.

Our headquarter is located in Tokyo, Japan, where we lease an aggregate of 3,897 square meters of office space under a lease contract which expire in April 2005. We also lease an aggregate of approximately 579 square meters of office space in Osaka, Fukuoka and Nagoya.

We lease approximately 37,490 square feet of office space in Cupertino, California, U.S.A., under a lease which expires in January 2006. We lease office space for our regional sales, research and development and sales office in Taiwan and for our customer service center in the Philippines. We also lease small sales offices in Argentina, Australia, BeNelux, Brazil, China, France, Germany, Hong Kong, India, Italy, Malaysia, Thailand, Mexico, Middle East-Africa, Norway, Belgium, Singapore, South Korea, Spain, Sweden, United Kingdom.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

You should read the following discussion together with the financial statements and notes included in this annual report. Additionally, the following discussion includes forward-looking statements about our business and future performance. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us, and involve known and unknown risks and uncertainties. You should read these forward-looking statements together with the description of the risks and uncertainties associated with these statements contained under the headings “Cautionary Statement Regarding Forward-Looking Statements” immediately following the cover page and under Item 4.D. of this annual report.

OVERVIEW

Strategy

In recent years, there have been many technological advances in the world of computers and computer networking. Computer viruses have evolved rapidly and substantially, as have antivirus products. We expect this trend will continue.

Historically, when standalone computers were the norm, the source of computer viruses was limited to floppy disks and other similar media. In a corporate network environment, computer viruses spread through shared files on servers and then, when that network is connected to the internet, it becomes the target of e-mail viruses. Antivirus products have been developed to deal with these types of computer viruses. There are now products for protecting standalone PCs and network file servers as well as for preventing infection from computer viruses at the internet connection point (gateway) of a corporate network. Recently, new highly destructive types of viruses have emerged, such as CodeRed and NIMDA in 2001 and MSBLAST in 2003, all leading to increased demand for new antivirus solutions. For these types of computer viruses, which single out security holes in operating systems and infect them without the user’s knowledge, the conventional method of downloading a virus pattern file and then searching and removing the virus is no longer sufficient.

As a solution to combat these new types of computer viruses, we have developed a new antivirus concept—the Trend Micro Enterprise Protection Strategy. The current version, which we completed in fiscal 2003 using our own independently developed technology, has functions to prevent the spread of viruses such as the interception of viruses at specific ports and the stopping of specific subject lines in e-mail and specific names of files. Furthermore, the current version has functions which restore changed systems and registries. We realize the importance of leading the field with independently developed product technologies and new solutions to keep ahead of the future evolution of computer viruses. We believe that, with the further implementation of the Trend Micro Enterprise Protection Strategy, our service revenues, including those from damage cleanup service and outbreak prevention service, will increase, and also contribute to the increasing of sales of our antivirus and other products as well as other services through the recognition of this strategy by customers.

Also, we are expanding sales channels to small and medium size companies in North America and Europe. In addition, we intend to bolster our sales and marketing organization in the emerging markets of China and Europe (excluding the U.K., Germany and France), which we believe are showing growth potential. We believe that these efforts will lead to our further growth.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements, which we discuss under “Results of Operations” below. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include, judgment for revenue recognition which impacts our net sales; estimate of allowance for sales returns and allowance for doubtful accounts, which impacts our sales return provision and doubtful accounts provision; recognition and measurement of current and deferred income tax assets and liabilities, which impacts our tax provision and valuation of non-marketable equity securities, which impacts net gains (losses) on equity securities when we record impairments . We discuss these policies further, as well as the estimates and judgments involved, below. We also have other policies that we consider key accounting policies. However, these policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

We account for the licensing of software in accordance with SOP 97-2, “Software Revenue Recognition”. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. End users receive certain elements of our products over a period of time. These elements include post-contract customer support services which includes virus pattern updates, unspecified product version updates, telephone and online technical support and free use of our 24-hour service center, the fair value of which is recognized ratably over the service period. We allocate revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which is determined based on separate sales of renewals to customers. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue.

Allowance for Sales Returns and Allowance for Doubtful Accounts

The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. We primarily sells retail packages through intermediaries. After sale of a retail package, we may approve certain returns from intermediaries or end-users. Therefore, we must make estimates of potential future product returns related to current period product revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns. Significant management judgments and estimates must be made and used in connection with establishing the sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. The balance of allowance for sales returns was (Yen) 380 million ($3,555 thousand) as of December 31, 2003. Similarly, we must make estimates of the uncollectability of our accounts receivables. We specifically analyze accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was (Yen) 11,681 million ($109,172 thousand), net of allowance for doubtful accounts and sales returns of (Yen) 1,024 million ($9,568 thousand), as of December 31, 2003.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded this valuation allowance of (Yen) 159 million ($1,485 thousand) as of December 31, 2003, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

The net deferred tax asset as of December 31, 2003 was (Yen) 6,701 million ($62,627 thousand), net of a valuation allowance of (Yen) 159 million ($1,485 thousand).

Non-Marketable Equity Securities

Our ability to recover our investments in private, non-marketable equity securities and to earn a return on these investments is primarily dependent on how successfully these companies are able to execute their business plans and how well their products are accepted, as well as their ability to obtain financing to continue operations and to grow. In the current equity market environment, their ability to obtain additional funding as well as to take advantage of liquidity events, such as initial public offerings, mergers and private sales, has been limited.

Under our accounting policy, the carrying value of a non-marketable investment is the amount paid for the investment unless it has been determined to be other than temporarily impaired, in which case we write the investment down to its impaired value. We review all of our investments periodically for impairment; however, for non-marketable equity securities, the impairment analysis requires significant judgment. This analysis includes assessment of each investee’s financial condition, the business outlook for its products and technology, its projected results and cash flows, the likelihood of obtaining subsequent rounds of financing. If an investee obtains additional funding at a valuation lower than our carrying amount, we presume that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise, for example, if we hold contractual rights that give us a preference over the rights of other investors. Though the equity markets have been improved a little in 2003, if equity market conditions do not improve furthermore, as companies within our portfolio attempt to raise additional funds, the funds may not be available to them, or they may receive lower valuations, with more onerous investment terms than in previous financings, and the investments will likely become impaired. However, we are not able to determine at the present time which specific investments are likely to be impaired in the future, or the extent or timing of individual impairments. We recorded impairments of non-marketable equity investments of approximately (Yen) 7 million ($69 thousand) during 2003 and owned non-marketable equity investments of approximately (Yen) 625 million ($5,839 thousand) as of December 31, 2003.

Results of Operations

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

The following table sets forth certain consolidated statements of income data as a percentage of net revenue for the periods indicated:

	Years ended December 31,
	2001	2002	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	6.1%	5.5%	6.6%

Gross profit	93.9%	94.5%	93.4%

Operating expenses:
Selling	31.9%	35.0%	31.9%
Research and development and maintenance	8.8%	8.1%	8.2%
Customer Support	7.8%	9.0%	10.0%
General and administrative	14.2%	10.1%	11.8%
Goodwill write-off	7.2%	—	—

Total operating expenses	69.9%	62.2%	61.9%

Operating income	24.0%	32.3%	31.5%

We develop, market and support anti-virus software and management solutions for corporate computer systems and desktop personal computers.

Our Revenue Structure

Our revenue is derived primarily from product revenue, which includes software product license and post-contract customer support (PCS) services. Product revenue includes limited sales of our products to other companies for inclusion in their products. Revenue from our post-contract customer support services which includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service is deferred and recognized ratably over the service period. We allocate revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Upon expiration of the initial term, corporate end users can renew the post-contract customer support services annually by paying a fee generally equal to one-half of the initial license fee in Japan and 20%-50% of the initial license fee in the United States and elsewhere, depending on the country. For retail purchasers of PC-cillin/ Virus Buster, the license fee includes post-contract customer support services for the initial one-year term only. In order to receive post-contract customer support services after the initial term, these retail purchasers must pay a percentage, generally less than one-half, of the original license fee.

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

In our operations, operating expenses tend to be substantially larger than cost of sales. This is primarily because cost of sales consists of outbound shipping and handling costs, costs of producing manuals and packaging, and amortization of software development costs. Thus, our operating income is affected more by changes in operating expenses than by those in cost of sales.

We operate our business in five geographic regions: Japan, Europe, North America, Asia Pacific and Latin America, with Japan accounting for around 40% and, together with Europe and North America, accounting for over 80%, of our net sales for each of our last three fiscal years.

Sales by Product and Service

The following table sets forth net revenue by Product and Service for the periods indicated:

	2001		2002		2003			Year over Year Growth
	(in millions of yen and thousands of U.S. dollars, except percentages)							2002	2003
Server based	(Yen) 3,401	11%	(Yen) 5,218	12%	(Yen) 6,805	$63,598	14%	53%	30%
Personal Computer
Retail sales	5,487	18%	6,945	16%	8,141	76,084	17%	27%	17%
Site licence sales	5,797	18%	8,125	19%	8,538	79,792	18%	40%	5%
Internet based	10,070	32%	14,857	35%	14,323	133,857	30%	48%	-4%
PCS and Royalty	5,316	17%	6,659	15%	9,214	86,120	19%	25%	38%
Other	1,255	4%	1,176	3%	1,067	9,973	2%	-6%	-9%

	(Yen)31,326	100%	(Yen)42,980	100%	(Yen)48,088	$449,424	100%	37%	12%

Net sales in 2003 increased 12% compared with 2002. The increase was due primarily to increased sales of server-based products such as Trend Micro ServerProtect and related Suite products, reflecting higher small/medium sized companies’ demand for server-based products.

Within the personal computer product category, net sales of anti-virus software, including retail package sales of Trend Micro PC-cillin/Virus Buster series, increased from approximately (Yen) 15,070 million in 2002 to approximately (Yen) 16,679 million ($155,876 thousand) in 2003. Retail package sales of personal computer software increased due primarily to increased sales of our products, including the Virus Buster 2004 which we released in October 2003, in our Japanese market.

Net sales of internet-based products in 2003 decreased from 2002, reflecting mainly decreased sales of InterScan eManager in 2003 compared with 2002.

Our net sales also included revenues from post-contract customer support fees and royalties. Net sales of post-contract customer support fees and royalties increased from 2002 to 2003 due primarily to increased renewals of post-contract customer support by corporate customers.

Net sales in 2002 increased 37% compared with 2001. The increase was due to increased sales of internet-based products such as InterScan VirusWall series. Net sales of server-based products, primarily Trend Micro ServerProtect, increased reflecting higher corporate demand for server-based products.

Within the personal computer product category, net sales of anti-virus software, including retail package sales of Trend Micro PC-cillin/Virus Buster series, increased from approximately (Yen) 11,284 million in 2001 to approximately (Yen) 15,070 million in 2002. Retail package sales of personal computer software increased due primarily to increased sales of our products, including the Virus Buster 2003 which we released in November 2002, in our Japanese market.

Net sales of post-contract customer support fees and royalties increased from 2001 to 2002 due primarily to increased renewals of post-contract customer support by corporate customers.

Our gross profit percentage in 2001, 2002 and 2003, was 93.9%, 94.5% and 93.4%, respectively. During those years, cost of sales did not change substantially relative to net sales, and thus our gross profit remained relatively constant.

Operating Expenses

Operating expenses for the three years ended December 31, 2003 were as follows:

	Years ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	Millions of yen			Thousands of U.S. dollars
Operating expenses:
Selling	(Yen)10,001	(Yen)15,052	(Yen)15,360	$143,556
Research and development and maintenance	2,755	3,506	3,919	36,627
Customer Support	2,449	3,858	4,831	45,146
General and administrative	4,453	4,344	5,656	52,861
Goodwill write-off	2,253	—	—	—

Total operating expenses	(Yen)21,911	(Yen)26,760	(Yen)29,766	$278,190

Selling Expenses

Selling expenses consist primarily of advertising, selling commissions, payroll and related expenses of sales and marketing department. Selling expenses increased (Yen) 308 million ($2,886 thousand), or 2%, in 2003 compared with 2002, and increased (Yen) 5,051 million, or 51%, in 2002 compared with 2001.

The increase in 2003 compared with 2002 was due primarily to our investment in the development of sales channel, particularly in United States. and Europe, to expand our customer base to small and medium-sized businesses, and the development of a global sales training program to handle the deployment of new types of products based on the Trend Micro Enterprise Protection Strategy described in Item 4. –B of this annual report.

The increase in 2002 compared with 2001 was due primarily to the branding campaign we conducted to build a strong and global image for the Trend Micro brand and to create a worldwide marketing infrastructure for future growth. This campaign increased advertising and sales promotions expenses from (Yen) 2,617 million in 2001 to (Yen) 5,055 million in 2002, and also increased the number of employees at our selling and marketing department to 624 as the end of 2002 from 455 as the end of 2001.

Research and Development and Maintenance Expenses

Research and development and maintenance expenses consist primarily of payroll and related expenses for software engineers who develop and update our anti-virus software products. Research and development and maintenance expenses increased (Yen) 413 million ($3,864 thousand), or 12%, in 2003 compared with 2002, and increased (Yen) 751 million, or 27%, in 2002 compared with 2001. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred. In our software development process, technological feasibility is established upon completion of all significant testing for the original English language version of the product. We produce local language versions of our anti-virus software, such as Japanese and Chinese, from the English language version by adding local language functions. Localization costs, which include direct labor and overhead costs, are capitalized and amortized over the estimated life of the product in accordance with Statement of Financial Accounting Standards No. 86. Maintenance costs derives from product bugs and are expensed as incurred.

During 2003, we engaged in collaborative research and development activities with some alliance partners, such as Postini Corporation, an anti-spam technology vender. As a result of these activities, we paid software license fees to these alliance partners, which increased our research and development expenses for 2003 compared with 2002.

During 2002, we increased a number of engineers to develop new products, such as enterprise products based on Trend Micro Enterprise Protection Strategy described in Item 4.B of this annual report.

The number of employees at our research and development and maintenance department was 421 at December 31, 2001, 481 at December 31, 2002, and 476 at December 31, 2003.

Customer Support Expenses

Customer support expenses consist primarily of payroll, related expenses and outsourced customer service fee. Customer support expenses increased (Yen) 973 million ($9,091 thousand), or 25%, in 2003 compared with 2002, and increased (Yen) 1,409 million, or 58%, in 2002 compared with 2001.

The increase in customer support expenses during 2002 and 2003 was due to an expansion of our customer support centers to meet the increase in our global customer base, the enhancement of our technical support services for enterprise products such as outbreak prevention services and damage cleanup services based on the Trend Micro Enterprise Strategy described Item 4.B of this annual report, and the recent expansion of the services provided to customers by our customer support department.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses, accounting and administration and other general corporate expenses. General and administrative expenses increased (Yen) 1,312 million ($12,259 thousand), or 30%, in 2003 compared with 2002, and decreased (Yen) 109 million, or 2%, in 2002 compared with 2001.

General and administrative expenses for 2002 were almost flat compared with 2001, but during 2003 there was an increase of (Yen) 1,312 million ($12,259 thousand) compared with 2002. The increase was mainly due to the establishment of a shared service center in Ireland which provides the back office functions for our business in Europe, such as accounting and order management and logistics, and the increased number of employees at our general and administrative department from 312 at December 31, 2002 to 351 at December 31, 2003.

Other income (expenses) and Income taxes

Other income (expenses) and income taxes for the three years ended December 31, 2003 were as follows:

	Years ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	Millions of yen			Thousands of U.S. dollars
Other income (expenses):
Interest income	(Yen) 393	(Yen) 410	(Yen) 412	$3,856
Interest expense	(297)	(277)	(174)	(1,625)
Gain (Loss) on sales of marketable securities	20	(259)	(65)	(610)
Impairment loss of securities investments	—	(805)	(7)	(69)
Foreign exchange gain, net	586	52	120	1,128
Other income (expense), net	(461)	111	(111)	(1,040)

Total other income (expenses)	241	(768)	175	1,640

Income taxes:
Current	4,214	6,938	7,438	69,510
Deferred	(973)	(1,543)	(1,335)	(12,476)

	(Yen) 3,241	(Yen) 5,395	(Yen) 6,103	$57,034

Other Income (Expenses)

Interest income in 2001, 2002 and 2003 arose mainly from our investment in bonds and cash in bank deposits.

Interest expense in 2001, 2002 and 2003 resulted mainly from our bonds with warrants issued to provide stock options to our directors and employees. Interest expense decreased during the period, generally corresponding to the progress of the redemption of the bonds.

We recognized a loss on sales of marketable securities in 2002 and 2003. The loss primarily resulted from our sale in shares of common stock of Sina COM, a Nasdaq-listed U.S. Internet media and services company, in 2002, and the disposition of certain of our investments in bonds in 2003.

We recognized a gain on sales of marketable securities in 2001. The gain primarily resulted from our sale of shares of common stock of Open Loop Inc, a Japanese publicly-held technology company, in 2001.

In 2002, we recognized loss from impairment of securities investments. The loss primarily resulted from the impairment of our investments in SOFTBANK INTERNET FUND and in common stock of Information Security One Limited, Cayman Islands, a British West Indies provider of enterprise solutions and professional services company.

Income Taxes

Our statutory tax rate was 42.1% in 2001, 2002 and 2003. Our effective tax rate was 41.8% in 2001, 41.2% in 2002 and 39.8% in 2003. A decrease in 2003 compared with 2002 was mainly due to tax credit relating to tax law applied to parent company in 2003, which in turn lowered our effective tax rate. A decrease in 2002 compared with 2001 was mainly due to an improvement of valuation allowances for deferred tax assets in 2002 compared with 2001, which in turn lowered our effective tax rate.

Net deferred tax assets gradually increased like (Yen) 4,191 million in 2001, (Yen) 5,593 million in 2002 and (Yen) 6,701 million ($62,627 thousand) in 2003. The main reason for an increase of the portion derived from deferred revenue like (Yen) 2,396 million in 2001, (Yen) 3,299 million in 2002 and (Yen) 4,344 million ($40,601 thousand) in 2003.

Segment Information

Net sales and operating income (loss) by segment for each of the three years ended December 31, 2003 were as follows:

	Years ended December 31							Year over Year Growth
	2001		2002		2003			2002	2003
	(in millions of yen and thousands of US dollars, except percentages)
Net sales
Japan	(Yen) 12,115	39%	(Yen) 18,347	43%	(Yen) 20,052	$187,406	42%	51%	9%
North America	8,577	27%	9,216	21%	9,633	90,029	20%	7%	5%
Europe	6,860	22%	9,807	23%	12,138	113,441	25%	43%	24%
Asia Pacific	2,804	9%	4,208	10%	4,809	44,945	10%	50%	14%
Latin America	970	3%	1,402	3%	1,456	13,603	3%	44%	4%

	(Yen) 31,326	100%	(Yen) 42,980	100%	(Yen) 48,088	$449,424	100%	37%	12%

	Years ended December 31			Year ended December 31,	Year over Year Growth
	2001	2002	2003	2003	2002	2003
	Millions of yen			Thousands of U.S. dollars
Operating income (loss)
Japan	(Yen) 6,867	(Yen) 12,246	(Yen) 12,741	$119,072	78%	4%
North America	4,723	5,789	6,067	56,705	23%	5%
Europe	3,435	4,761	5,606	52,396	39%	8%
Asia Pacific	16	627	858	8,015	3,941%	37%
Latin America	481	664	729	6,811	38%	10%
Corporate	(8,006)	(10,221)	(10,847)	(101,377)	(28)%	(6)%

Consolidated Total	(Yen) 7,516	(Yen) 13,866	(Yen) 15,154	$141,622	84%	9%

As stated above, in our operations, our operating expenses tend to be substantially larger than cost of sales, and our operating income is affected more by changes in operating expenses than by those in cost of sales. This is also the case for each of our segments.

Japan

Net sales in 2003 increased 9% compared with 2002 and net sales in 2002 increased 51% compared with 2001. The smaller growth rate in net sales growth from 2002 to 2003 compared with the growth rate from 2001 to 2002 was due to the strong demand in 2002 for antivirus products in both the enterprise and consumer markets affected by the outbreak in the second half of 2001 of major computer viruses such as “NIMDA” and “KLEZ”, which demand declined in 2003. Another reason was the slowdown in IT-related spending in the enterprise market in the second half of 2003. The increase net sales in 2002 compared with 2001 was due to the strong demand for antivirus products mentioned above.

        The reason for the smaller growth rate of 4% in operating income compared with that of net sales in 2003 was due primarily to the increase in customer support expenses by approximately (Yen) 576 million ($5,380 thousand) and the increase in selling expenses by approximately (Yen) 447 million ($4,179 thousand), reflecting our policy change to attribute more marketing related resources under each regional segment than under the Corporate segment. The reason for the higher growth rate of 78% in operating income compared with that of net sales in 2002 was due primarily to the liquidation in 2001 of ipTrend, a consolidated subsidiary which was in the business of selling a Linux based remotely managed server application solution to small and medium-sized companies. ipTrend recorded net sales of approximately (Yen) 567 million and operating income of approximately (Yen)(516) million in 2001, respectively.

North America

Net sales in 2003 increased 5% compared with 2002 and net sales in 2002 increased 7% compared with 2001.

In 2003, revenues in this segment recovered due to the increase in sales of our anti-spam solution service and related products and the expansion of our customer base. Due to the weakness of the U.S dollar against Japanese Yen, however, the growth rate of net sales as denominated in Japanese Yen was limited to 5%. The 7% increase in net sales in 2002, which was lower than the growth rates of Japan and Europe during the same period, was due to the economic slump in North America resulting from the September 11, 2001 terrorist attacks and a slowdown of IT spending by large-sized companies.

The growth rate of operating income was almost the same as that of net sales in 2003. Cost of sales increased by approximately (Yen) 120 million ($1,122 thousand), from (Yen) 53 million in 2002 to (Yen) 173 million ($1,614 thousand) in 2003, mainly due to an increase in royalty payments to alliance partners. But cost of sales was 0.6% and 1.8%, respectively, of net sales for those years. Operating expenses, which were 36.6% and 35.2%, respectively, of net sales for those years, moderately increased by approximately (Yen) 19 million ($184 thousand).

The primary reason for the higher growth rate of operating income compared with that of net sales in 2002 was the decrease in operating expenses by approximately (Yen) 443 million. During the period from the end of 2001 to 2002, we decided to shift our marketing activities that had been attributed to the North America segment to the Corporate segment, in light of our conclusion that the United States, with its advanced information system industry was located, was the most appropriate location for developing our marketing activities related to the Corporate segment. We shifted marketing-related personnel and other resources from the North America segment to the Corporate segment, and hired additional personnel in the United States for the Corporate segment’s marketing activities. However, in 2003, we decided that the marketing personnel and other resources more appropriately belonged to the North America segment, and thus shifted such personnel and resources back to the North America segment.

Europe

Net sales in 2003 increased 24% compared with 2002, and net sales in 2002 increased 43% compared with 2001.

The increase in 2003 was due to the expansion of our customer base to small and medium-sized businesses and the growth in some emerging countries included in this segment, such as Norway and Spain, as well as the strength of the Euro relative to the Japanese Yen. The increase in 2002 was due to the strong demand for antivirus products reflecting the outbreak of major computer viruses, such as “NIMDA” and “KLEZ”, the expansion of our customer base to small and medium-sized businesses, and the strength of the Euro relative to the Japanese Yen.

The primary reason for smaller growth rate of operating income compared with that of net sales in 2003 was the increase in expenses mainly derived from the increase in the number of our employees from 220 in 2002 to 257 in 2003, reflecting the expansion of our business scale, and reorganization-related expenses in Europe required in connection with the establishment of Trend Micro (EMEA) Limited in 2003.

The growth rate of operating income was almost the same as that of net sales in 2002. The increase of 47% in operating expenses was almost the same as of the increase in net sales.

Asia Pacific

Net sales in 2003 increased 14% compared with 2002, and operating income in 2003 increased 37% compared with 2002. The continuous growth of our net sales in Australia and China contributed to the growth in this segment’s net sales from 2002 to 2003 as well as from 2001 to 2002.

The growth rate of operating income was higher than that of net sales in 2003. Cost of sales increased by approximately (Yen) 356 million ($3,325 thousand), from (Yen) 440 million in 2002 to (Yen) 796 million ($7,438 thousand) in 2003, mainly due to an increase in hardware-related sales by (Yen) 267 million ($2,499 thousand). But cost of sales was 10.5% and 16.5%, respectively, of net sales for those years. Operating expenses, which were 74.6% and 65.6%, respectively, of net sales for those years, moderately increased by approximately (Yen) 14 million ($131 thousand).

Net sales in 2002 increased 50% compared with 2001, while operating income in 2002 increased 3,941% compared with 2001, reflecting the fact that the growth of 23% in operating expenses was much lower than that of net sales in 2002.

Latin America

Net sales in 2003 increased 4% compared with 2002, and operating income in 2003 increased 10% compared with 2002. Net sales in 2003 did not increase as much as it did in 2002 mainly due to the relative strength of the Japanese Yen relative to the local currencies related to this segment. However, we gained a greater name recognition in the Latin American market, and the use of our anti-virus products by Latin America corporate customers increased in this period. Our unified marketing campaign, which was simultaneously conducted throughout all of our operating regions in 2002, contributed to increased sales in this segment.

The growth rate of operating income was higher than that of net sales in 2003. Cost of sales increased by approximately (Yen) 6 million ($53 thousand), from (Yen) 7 million in 2002 to (Yen) 13 million ($118 thousand) in 2003, mainly due to an increase in royalty payments to alliance partners. But cost of sales was 0.5% and 0.9%, respectively, of net sales for those years. Operating expenses, which were 52.2% and 49.1%, respectively, of net sales for those years, decreased by approximately (Yen) 17 million ($158 thousand).

Net sales in 2002 increased 44% compared with 2001, and operating income in 2002 increased 38% compared with 2001, reflecting the fact that the growth of 51% in operating expenses was higher than that of net sales.

Corporate

Operating loss of the Corporate segment in 2003 increased 6% compared with 2002. The primary reason for this increase was the increase in expenses except for those related to our corporate marketing department. Such increased expenses included those related to our research and development department, which increased by approximately (Yen) 413 million ($3,864 thousand), those related to our corporate general and administrative department, which increased by approximately (Yen) 163 million ($1,519 thousand), and amortization of software development costs, which increased by approximately (Yen) 310 million ($2,894 thousand). The decrease in expenses related to our corporate marketing department, by approximately (Yen) 748 million ($6,994 thousand), was mainly due to the reduction in marketing personnel in our corporate marketing department and our policy change to attribute more marketing related resources under each regional segment than under the Corporate segment, to increase efficiency. The increase in expenses related to our research and development department was mainly due to the increase in maintenance costs of approximately (Yen) 388 million ($3,623 thousand), which were derived mainly from our research and development projects for our personal computer products in Japan and those for our internet-based products in Germany.

Operating loss of the Corporate segment in 2002 increased 28% compared with 200. Expenses related to our corporate marketing department increased by approximately (Yen) 3,350 million, those related to our research and development department increased by approximately (Yen) 750 million, those related to our corporate general and administrative department increased by approximately (Yen) 191 million, and amortization of software development costs increased by approximately (Yen)415 million. These increases were offset to the extent that there was a goodwill write-off in the amount of (Yen) 2,254 million related to the liquidation of ipTrend in 2001, which factor was absent in 2002.

Stock Option

In June 2000, March, June and November 2001 and April 2002, we granted warrants to attract and retain key employees. Also, in July 1999, options were granted under the U.S. program of our 1999 incentive plan, in March 2001, options were granted under an incentive stock option plan with subscription rights which qualified under Article 280-19 of the unrevised Japanese Commercial Code and in February, May and November, 2003, the stock options with stock acquisition rights were granted. The stock options under the U.S. program granted in 1999 generally commenced vesting one year after the grant date. The warrants granted in 2000 generally commenced vesting one year after the grant date. The warrants granted in 2001 and the stock option with subscription rights granted in 2001 generally commenced vesting one year after the grant date. The warrants granted in 2002 generally commenced vesting one year after the grant date. The stock options with stock acquisition rights granted in 2003 generally commenced or will generally commence vesting 9 months or one year after the grant date. Using methodology under Accounting Principles Board Opinion No. 25, we have not recorded any non-cash compensation expense for the years ended December 31, 2001, 2002 and 2003, respectively. Had such non-cash compensation expense for our warrants and stock options in 2000, 2001, 2002 and 2003 been determined based on the fair value of such warrants or options at the grant dates, as prescribed by Statement of Financial Accounting Standards No. 123, our pro forma net income and net income per share would have been as follows:

	Years ended December 31,
	2001	2002	2003	2003
	(In millions of yen and in thousands of U.S. dollars, except per share data)
Pro forma net income	(Yen) 3,688	(Yen) 6,853	(Yen) 7,899	$73,819
Pro forma net income per share:
Basic	(Yen) 28.03	(Yen) 51.87	(Yen) 59.87	$0.56
Diluted	27.77	51.72	59.73	0.56

These figures are significantly different than those determined under Accounting Principles Board Opinion No.25. Those differences result mainly from the current price of the shares and their expected volatility. The impact of the pro forma value of the warrants or options computed under Statement of Financial Accounting Standards No. 123 has not affected our reported earnings or cash flows. The impact has been measured for disclosure purposes only and is entirely non-cash in nature. See note 14 to the financial statements in included in this annual report.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities.” FIN No. 46 clarifies the application of ARB No. 51 and applies immediately to Variable Interest Entities (VIEs) created after January 31, 2003 and to VIEs in which an interest is obtained after that date. FIN No. 46 also requires disclosure of VIEs in all financial statements initially issued after January 31, 2003, if it is reasonably possible that the company will consolidate or disclose information about a VIE when this interpretation becomes effective, regardless of the date on which the VIE was created. Throughout 2003, the FASB released numerous proposed and final FASB Staff Positions (FSPs) regarding FIN No. 46, which both clarified and modified FIN No. 46’s provisions. In December 2003, the FASB revised Interpretation No. 46 (“FIN No. 46-R”), which will replace FIN No. 46 upon its effective date. FIN No. 46-R retains many of the basic concepts introduced in FIN No. 46; however, it also introduces a new scope exception for certain types of entities that qualify as a “business” as defined in FIN No. 46-R, revises the method of calculating expected losses and residual returns for determination of the primary beneficiary, includes new guidance for assessing variable interests, and codifies certain FSPs on FIN No. 46. FIN No. 46-R is to be applied no later than the end of the first reporting period that ends after March 15, 2004. We did not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FIN No. 46. We also believes FIN No. 46-R will not have a material effect on our financial position and results of operations.

In December 2003, the FASB revised FAS No.132, “Employers’ Disclosures about Pensions and other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106.” This new FAS No. 132 retains all of the disclosure requirements of FAS No. 132; however, it also requires additional annual disclosures describing types of plan assets, investment strategy, measurement date(s), expected employer contributions, plan obligations, and expected benefit payments of defined benefit pension plans and other defined benefit postretirement plans. In accordance with the transition provisions of new FAS No. 132, we expanded to include the new disclosures required as of December 31, 2003 for domestic (Japan) plan and are expected to include those for foreign plans effective from fiscal years ending after June 15, 2004.

B. Liquidity and Capital Resources.

Our short-term capital requirements depend on numerous factors, including

•	market acceptance of our products,

•	the resources we devote to developing, marketing, selling and supporting our products, and

•	the extent to which we are able to establish relationships with strategic partners in the U.S., Europe and elsewhere.

Our short-term capital resources are mainly derived from net cash provided by operating activities. We believe that our current cash balance, net cash provided by operating activities and existing credit facilities will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months.

In medium and long term, we may make acquisitions and strategic investments in order to grow our business. Insofar as we are not able to satisfy our working capital and capital expenditure requirements, we may seek to raise additional capital through equity or debt financing. However, we cannot be certain that such funding will be available on commercially reasonable terms, if at all.

At December 31, 2003, we had cash and cash equivalents, time deposits and marketable securities of approximately (Yen) 57,412 million ($536,564 thousand), up from approximately (Yen) 50,643 million at December 31, 2002. The increase was primarily due to cash inflow from operating activities. Our marketable securities consist only of debt securities with high credit ratings and mutual funds which consist of debt securities with high credit ratings in accordance with our investment policy. At December 31, 2003, we had cash and cash equivalents of approximately (Yen) 46,719 million ($436,626 thousand), which mainly consisted of (Yen) 27,899 million ($260,736 thousand) in Japanese yen, (Yen) 8,824 million ($82,472 thousand) in U.S. dollar and (Yen) 7,085 million ($66,218 thousand) in Euro. At December 31, 2002, we had cash and cash equivalents of approximately (Yen) 47,830 million, which mainly consisted of (Yen) 28,696 million in Japanese yen, (Yen) 9,846 million in U.S. dollars and (Yen) 7,162 million in Euro.

At December 31, 2003, we had deferred revenue under both current liabilities and long-term liabilities of approximately (Yen) 20,503 million ($191,620 thousand), up from approximately (Yen) 15,673 million at December 31, 2002. Deferred revenue as of each fiscal year end is expected to become net sales in accordance with contractual period in the future. Deferred revenue was derived from each region as shown in the following table:

	December 31,		December 31,
	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
Deferred Revenue
Japan	(Yen) 6,897	(Yen) 9,321	$87,109
North America	3,977	4,073	38,065
Europe	3,520	5,416	50,621
Asia Pacific	939	1,368	12,783
Latin America	340	325	3,042

Consolidated Total	(Yen) 15,673	(Yen) 20,503	$191,620

Most of deferred revenue at December 31, 2002 and 2003 was attributable to Japan, North America and Europe. Deferred revenue in Japan at December 31, 2003 increased 35% compared with December 31, 2002 due mainly to increased net sales as a result of renewals by end users of the post-contract customer support services after the expiration of initial periods. Deferred revenue in North America at December 31, 2003 was relatively unchanged compared with December 31, 2002 due to the offset between increased net sales and the appreciation of the Japanese Yen against the U.S. dollar. Deferred revenue in Europe at December 31, 2003 increased 54% compared with December 31, 2002 due mainly to increased net sales and the appreciation of the Euro against the Japanese Yen.

Net cash provided by operating activities was approximately (Yen) 14,743 million in 2002 and (Yen) 15,666 million ($146,414 thousand) in 2003. The increase from 2002 to 2003 was primarily due to an increase of net income. The increases in net income was primarily offset by the negative effect of the slow-down of the increase in deferred revenue. The increase of deferred revenue mainly related to increased net sales, especially as the result of renewals by end users of post-contract customer support services after the expiration of initial periods.

Net cash used in investing activities was approximately (Yen) 3,173 million in 2002 and approximately (Yen) 9,453 million ($88,350 thousand) in 2003. The increase from 2002 to 2003 was primarily due to a (Yen) 8,922 million ($83,387 thousand) increase in payments for purchases of marketable securities and investments in securities. This increase was partially offset by a (Yen) 2,653 million ($24,792 thousand) increase in proceeds from sales of marketable securities.

Net cash used by financing activities was approximately (Yen) 4,007 million in 2002 and approximately (Yen) 6,811 million ($63,657 thousand) in 2003. The increase from 2002 to 2003 was primarily due to a (Yen) 2,000 million ($18,692 thousand) increase in redemption of bonds and a (Yen) 564 million ($5,272 thousand) decrease in the issuance of common stock pursuant to the exercise of stock warrants and stock acquisition rights.

Net cash provided by operating activities was approximately (Yen) 12,240 million in 2001 and (Yen) 14,743 million in 2002. The increase from 2001 to 2002 was primarily due to an increase in net income and the positive effect of the slow-down of the increase in accounts receivable, net of allowance. These factors were primarily offset by a decrease in depreciation and amortization.

Net cash used in investing activities was approximately (Yen) 2,918 million in 2001 and approximately (Yen) 3,173 million in 2002. The increase from 2001 to 2002 was primarily due to a (Yen) 2,519 million decrease in proceeds from sales of marketable securities. This increase was partially offset by a (Yen) 1,571 million decrease in payment for purchases of marketable securities and investments in securities and a (Yen) 689 million decrease in payments for purchases of property and equipment.

Net cash provided by financing activities was approximately (Yen) 5,784 million in 2001. Net cash used by financing activities was approximately (Yen) 4,007 million in 2002. The change from providing net cash in 2001 to using net cash in 2002 was primarily due to a (Yen) 5,697 million decrease in the amount of proceeds from issuance of bonds net of purchases of treasury bonds, a (Yen) 2,100 million increase in redemption of bonds, and a (Yen) 2,280 million increase in purchase of treasury stock, net.

At the fifteenth ordinary general meeting of our shareholders held on March 25, 2004, a dividend of (Yen) 14.00 ($0.13) per share was approved. Based on the number of shares outstanding as of December 31, 2003, the record date for the dividend, the maximum cash dividend amount we will pay is (Yen) 1,829 million.

We issued (Yen) 5,000 million worth of unsecured bonds due June 2003 with detachable warrants in connection with our 2000 incentive plan in June 2000. The bonds bear interest at the annual rate of 2.1%. Of the (Yen) 5,000 million worth of unsecured bonds, (Yen) 5,000 million ($46,729 thousand) were redeemed in 2003.

We issued (Yen) 5,000 million worth of unsecured bonds due March 2004 with detachable warrants in connection with our 2001 incentive plan in March 2001. The bonds bear interest at the annual rate of 1.75%. These bonds were redeemed in March 2004.

We issued (Yen) 1,500 million worth of unsecured bonds due June 2004 with detachable warrants in connection with our 2001 incentive plan in June 2001. The bonds bear interest at the annual rate of 1.5%.

We issued (Yen) 6,000 million worth of unsecured bonds due November 2004 with detachable warrants in connection with our 2001 incentive plan in November 2001. The bonds bear interest at the annual rate of 1.75%. (Yen) 6,000 million worth of unsecured bonds issued in November 2001 was repurchased in December 2001.

We issued (Yen) 4,000 million worth of unsecured bonds due April 2006 with detachable warrants in connection with our 2002 incentive plan in April 2002. The bonds bear interest at the annual rate of 1.90%. (Yen) 4,000 million worth of unsecured bonds issued in April 2002 was repurchased in May 2002.

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

In 1998, we entered into three overdraft agreements with Japanese commercial banks, under which we are able to obtain short-term financing at prevailing interest rates for periods not in excess of one year. One of the three overdraft agreements was terminated in 2002. The aggregate amount available under the remaining two overdraft agreements is (Yen) 700 million ($6,542 thousand) as of December 31, 2003. Each of the remaining two overdraft agreements has an initial one-year term and is automatically renewed for additional one-year terms unless otherwise notified by either party. At December 31, 2003, no amounts were outstanding under these overdraft agreements.

C. Research and Development, Patents and Licenses, etc.

RESEARCH AND PRODUCT DEVELOPMENT

Our research and product development activities focus on the development of new anti-virus and security software, enhancements to existing products and integration of products to enable monitoring, updating and management via the Internet. We conduct research and development at our Tokyo headquarters and our U.S., Taiwan, Germany, U.K., and China subsidiaries and have a research staff of 476 engineers as of December 31, 2003.

Research and development and maintenance expenditures, consisting primarily of software development costs and research and development staff salaries and benefits, increased from (Yen) 2,755.2 million in 2001 to (Yen) 3,505.6 million in 2002 and to (Yen) 3, 919.0 million ($36.6 million) in 2003.

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

E. Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations.

Future payments due under our debt and lease obligations as of December 31, 2003 were as follows:

	Long-term debt	Non-cancelable operating leases	Total	Total in U.S. $
	(in millions of yen and thousands of dollars)
Less than 1 year	(Yen) 6,500	(Yen) 619	(Yen) 7,119	$66,536
1-3 years	—	465	465	4,342
3-5 years	—	11	11	99
More than 5 years	—	—	—	—

Total	(Yen) 6,500	(Yen) 1,095	(Yen) 7,595	$70,977

As of December 31, 2003, we had no capital lease obligations, purchase obligations, or long-term liabilities reflected in our financial statements included in this annual report other than those set forth in the table above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table shows information regarding our directors and executive officers as of April 30, 2004.

Name	Age	Position(s)	Month and year in which Current Term Expires	Number of Shares owned as of April 30, 2004	Percent of number of Shares issued
Steve Ming-Jang Chang	49	Representative Director; President, Chief Executive Officer and Chairman of the Board	March 2005	5,208,000	3.9%
Mahendra Negi	44	Representative Director, Chief Financial Officer and Executive Vice President	March 2005	10,000	0.0%
Eva Yi-Fen Chiang	45	Director; Chief Technology Officer and Executive Vice President	March 2005	2,826,500	2.1%
Edward Tian	40	Director	March 2005	0	—
Fumio Hasegawa	64	Corporate Auditor	March 2005	500	0.0%
Sadatoshi Nakayama	52	Corporate Auditor	March 2005	0	—
Yasuo Kameoka	48	Corporate Auditor	March 2005	0	—
Kouji Fujita	41	Corporate Auditor	March 2005	0	—

Steve Ming-Jang Chang is the founder and Chief Executive Officer of Trend Micro. He has been serving as our Representative Director since December 1995. Chang formed Trend Micro in California in 1988, with the goal of developing anti-virus software for personal computers. Prior to launching Trend Micro, Chang worked as an engineer at Hewlett Packard and later founded AsiaTek, Inc., a Taiwan-based UNIX software design company. Steve Chang received his B.S. in Applied Mathematics from Fu-Jen Catholic University in Taiwan and his M.S. in Computer Science from Lehigh University, Pennsylvania in 1978. He is also currently serving as a director of SOFT TREND CAPITAL Corporation.

Mahendra Negi is the Chief Financial Officer and Representative Director of Trend Micro. He has been serving as our Representative Director since March 2002. He joined Trend Micro in May 2000 from Merrill Lynch. Negi started his career in the petroleum industry, and then moved to commercial banking before joining Merrill Lynch. He graduated from Nagpur University in India in addition to his MSc (Master of Science) in Management from the London Business School in 1993.

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

Sadatoshi Nakayama graduated from Kyoto University’s Department of Science in 1977. He has worked for the Chuo Audit Corporation (now ChuoAoyama Audit Corporation) and is currently the head of Sadatoshi Nakayama CPA Office and became one of our Corporate Auditors in March 2001.

Yasuo Kameoka graduated from Sohka University’s Department of Economics in 1978. He joined PriceWaterhouse in 1978 and Tokuichi Hayashi CPA Office in 1988. Currently he is a partner of Daikoh Audit Corporation. He became one of our Corporate Auditors in March 2001.

Kouji Fujita graduated from Hitotsubashi University’s Department of Juristic Law in 1987. He was admitted to the Japanese Bar, joined Okuno & Partners legal office in April 1989. He became one of our Corporate Auditors in March 2002. He is also currently serving as a corporate auditor of TOEI Housing Corporation.

B. Compensation.

For the fiscal year ended December 31, 2003, the aggregate compensation of all directors and executive officers paid or accrued by Trend Micro was (Yen) 179 million ($1,677 thousand), 163 million yen ($1,521 thousand) for directors and 16 million yen ($156 thousand) for corporate auditors. Under the Japanese Commercial Code and local practice, we may make severance payments to a retired director or corporate auditor with shareholder approval when our management proposes such payments based on a resolution of our Board of Directors. We have an internal formula to determine the amounts of severance payments to corporate auditors when we make such a proposal for corporate auditors. We have not recorded any liabilities relating to severance payments to directors and corporate auditors as of December 31, 2000, 2001, 2002 and 2003 because we have no liabilities to directors, and related liabilities to corporate auditors were insignificant.

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

In accordance with the requirements of the Commercial Code and Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Japan, our Articles of Incorporation provide for not less than three corporate auditors. Corporate auditors, of whom at least one must be from outside of the company, are elected at a general meeting of shareholders, and the normal term of office of a corporate auditor is four years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by the directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders, and to oversee accounting firms which audit our financial statements. They are required to attend meetings of the Board of Directors and to express their opinions if necessary, but they are not entitled to vote. Corporate auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the board of corporate auditors, which must submit its audit report to the Board of Directors. The board of corporate auditors will also determine matters relating to the duties of the corporate auditors, such as audit policy and methods of investigation of our affairs.

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

Nasdaq rules provide that Nasdaq may grant exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to the U.S. federal securities laws. In connection with the listing of American Depositary Shares representing our common stock on the Nasdaq National Market in July 1999, we received from Nasdaq exemptions from certain Nasdaq corporate governance standards. These exemptions and the practices we follow are described below:

•	We are exempt from Nasdaq’s requirement that there be independent directors on the board of directors. Currently, for a foreign issuer, Nasdaq requires that there be two independent directors on its board of directors. For large Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, Japan’s company law has no independence requirement with respect to directors. As discussed above, the task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Large Japanese companies, including us, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment. Currently, we have four outside corporate auditors. Starting on the date of our ordinary meeting of shareholders relating to the fiscal year ending December 31, 2005, at least 50% of our corporate auditors will be required to be outside corporate auditors. Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

•	We are exempt from Nasdaq’s requirement that there be an audit committee of the board of directors. Currently, for a foreign issuer, Nasdaq requires that a majority of such an audit committee’s members be independent directors. Like a majority of Japanese companies, we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese companies, including us, are required to have at least three corporate auditors. Currently, we have four corporate auditors. In addition, as discussed above, our corporate auditors serve a longer term than our directors.

Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, we expect to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. We expect to make a disclosure regarding such reliance in our annual reports on Form 20-F for the fiscal year ending December 31, 2005 and thereafter.

The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.

LIMITATION OF LIABILITIES OF SOME DIRECTORS

We have entered into an agreement with one of our directors, Edward Tian, that limits his liabilities to us for damages suffered by us due to his acts taken in good faith and without gross negligence, up to the higher of (a) (Yen)10 million or (b) the amount specified in the agreement, which is the aggregate amount of two years’ remunerations and other compensation received or entitled to be received by him.

D. Employees.

As of December 31, 2003, we had 1,890 employees, of whom 1,255 were located in Asia, 312 were located in the United States, 270 were located in Europe and 53 were located in other regions. And of the 1,890 employees, 351 were in administrative positions, 581 were in sales and marketing positions, 476 were in research and development positions and 482 were in technical support positions.

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

2001 INCENTIVE PLAN

Our Board of Directors authorized three incentive plans for fiscal year 2001. Warrants under the first plan, which was authorized in February 2001, expired on March 12, 2004. The second plan was authorized by our Board of Directors in May, 2001. Warrants for a total of 260,416 shares and options for a total of 713,500 shares were issued at an exercise price of (Yen)5,760. The following table shows information about the warrants granted to our directors and executive officers under the second 2001 incentive plan which were outstanding as of April 30, 2004.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Eva Yi-Fen Chiang	5/28/2004	9,722	(Yen)55,998,720
Directors and Executive Officers as a group (8 people)	5/28/2004	9,722	(Yen)55,998,720

The third plan was authorized in November 2001. Warrants for a total of 2,316,602 shares were issued at an exercise price of (Yen)2,590. As of March 31, 2004, warrants to purchase a total of 395,752 shares have been exercised, The following table shows information about the warrants granted to our directors and executive officers under the third 2001 incentive plan which were outstanding as of April 30, 2004.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Ming-Jang Chang	11/12/2004	62,548	(Yen)161,999,320
Mahendra Negi	11/12/2004	50,579	(Yen)130,999,610
Eva Yi-Fen Chiang	11/12/2004	15,444	(Yen) 39,999,960
Edward Tian	11/12/2004	8,494	(Yen) 21,999,460
Directors and Executive Officers as a group (8 people)	11/12/2004	167,180	(Yen)432,996,200

2002 INCENTIVE PLAN

We have adopted the Trend Micro Incorporated Incentive Plan. The plan was authorized in April 2002. We have issued warrants for a total of 1,159,420 shares at an exercise price of (Yen)3,450, of which 579 shares have been redeemed as of July, 2002. As of March 31, 2004, warrants to purchase a total of 2,318shares have been exercised, The following table shows information about the warrants granted to our directors and executive officers under the plan which were outstanding as of April 30, 2004.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Ming-Jang Chang	4/11/2006	10,144	(Yen) 34,996,800
Mahendra Negi	4/11/2006	21,739	(Yen) 74,999,550
Eva Yi-Fen Chiang	4/11/2006	7,246	(Yen) 24,998,700
Edward Tian	4/11/2006	2,898	(Yen) 9,998,100
Directors and Executive Officers as a group (8 people)	4/11/2006	56,520	(Yen)194,994,000

2003 INCENTIVE PLAN

Our Shareholders’ Meeting and Board of Directors have authorized three incentive plans for fiscal 2003. The first plan was authorized in February, 2003. Stock acquisition rights for a total of 1,999,500 shares were issued at an exercise price of (Yen)2,230. of which 290,500 shares have been redeemed as of January, 2004. As of March 31, 2004, stock acquisition rights for total of 295,500 shares have been exercised.

The following table shows information about the acquisition rights granted to our directors and executive officers under the first 2003 incentive plan which were outstanding as of April 30, 2004.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Ming-Jang Chang	10/31/2007	2,500	(Yen) 5,575,000
Mahendra Negi	10/31/2007	42,500	(Yen) 94,775,000
Eva Yi-Fen Chiang	10/31/2007	18,500	(Yen) 41,255,000
Edward Tian	10/31/2007	12,500	(Yen) 27,875,000
Directors and Executive Officers as a group (8 people)	10/31/2007	82,500	(Yen)183,975,000

The second plan was authorized in May, 2003. Stock acquisition rights for a total of 2,500,000 shares were issued at an exercise price of (Yen)1,955, of which 215,500 shares have been redeemed as of January, 2004. The following table shows information about the options granted to our directors and executive officers under the second 2003 incentive plan which were outstanding as of April 30, 2004.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Ming-Jang Chang	5/27/2008	32,500	(Yen) 63,537,500
Mahendra Negi	5/27/2008	55,000	(Yen) 107,525,000
Eva Yi-Fen Chiang	5/27/2008	60,000	(Yen) 117,300,000
Edward Tian	5/27/2008	15,000	(Yen) 29,325,000
Directors and Executive Officers as a group (8 people)	5/27/2008	162,500	(Yen) 317,687,500

The third plan was authorized in November, 2003. Stock acquisition rights for a total of 1,500,000 shares were issued at an exercise price of (Yen)2,695. The following table shows information about the options granted to our directors and executive officers under the second 2003 incentive plan which were outstanding as of April 30, 2004.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Ming-Jang Chang	11/13/2008	15,000	(Yen) 40,425,000
Mahendra Negi	11/13/2008	29,000	(Yen) 78,155,000
Eva Yi-Fen Chiang	11/13/2008	38,500	(Yen) 103,757,500
Directors and Executive Officers as a group (8 people)	11/13/2008	82,500	(Yen) 222,337,500

2004 INCENTIVE PLAN

Our Shareholders’ Meeting and Board of Directors have authorized the incentive plan for fiscal 2004. The plan was authorized in April, 2004. Stock acquisition rights for a total of 3,000,000 shares were issued at an exercise price of (Yen)4,310. The following table shows information about the acquisition rights granted to our directors and executive officers under the 2004 incentive plan which were outstanding as of April 30, 2004.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Mahendra Negi	4/27/2008	70,000	(Yen) 301,700,000
Eva Yi-Fen Chiang	4/27/2008	80,000	(Yen) 344,800,000
Directors and Executive Officers as a group (8 people)	4/27/2008	150,000	(Yen) 646,500,000

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

As of December 31, 2003, there were five shareholders of record holding 5% or more of the total issued shares of our common stock. One of these shareholders of record, Trueway Company Limited, which held of record 23,318,000 shares, or 17.6% of the total issued shares, is a corporation controlled by Yeh Min Yuen. Another record shareholder, Gainway Enterprises Limited, which held of record 10,750,500 shares, or 8.1% of the total issued shares, is a corporation controlled by Liao Hsueh-Hsuan. These two individuals’ beneficial ownership of our common stock is disclosed in the table below.

Japan Trustee Service Bank and Master Trust Bank of Japan are both the custody banks of Japanese mutual funds, pension fund and other trust funds. Japan Trustee Service Bank held of record 11,134,000 shares, or 8.4% of the total issued shares. Master Trust Bank of Japan held of record 9,708,500 shares, or 7.3% of the total issued shares.

The fifth shareholder of record, MLPFS Custody Account No. 2, which held of record 8,938,152 shares, or 6.7% of the total issued shares, is a trust holding shares of our common stock for individuals residing in Taiwan and other countries. To our knowledge, as of December 31, 2003, none of these individuals beneficially owned, through this trust or otherwise, 5% or more of the total issued shares of our common stock. None of shares of our common stock entitles the holder to any preferential voting rights.

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

The following table shows information known to us regarding the beneficial ownership of our common stock as of March 31, 2004, by each person known by us to beneficially own more than 5% of the outstanding shares of our Common stock.

	Shares of common stock beneficially owned
Name	Number	Percentage
Yeh Min-Yuen	23,218,000	17.5%
Liao Hsueh-Hsuan	10,371,500	7.8%

As of December 31, 2003, there were 46 record shareholders with addresses in the United States, and those U.S. holders held 8,596,954 shares of our common stock including 864,000 held through our ADSs.

To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by the Japanese or any other government or by any other natural or legal persons severally or jointly.

We know of no arrangements the operations of which may at a later time result in a change of control of Trend Micro.

B. Related Party Transactions.

None

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Statements.

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

The information required by this item has been provided beginning on page F-2.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B of this annual report.

Dividend Policy

In order to maintain competitiveness and to respond to changes in this volatile business environment, we place importance on accumulating internal holdings and building a strong financial base. Accordingly, we had chosen not to pay dividends with the exception of the commemorative dividend in fiscal 1998 when we went public. However, we have enjoyed growth in income as a result of expansion of our business over the past few years. This growth has led to us having ample internal holdings making it possible to pay dividends while still bolstering its financial position. Accordingly, we started paying dividends from fiscal 2003. Initially, we plan to set 20 percent of consolidated net income as a base for the dividends. We will decide the dividends per share in consideration of its stock repurchase plan and the retained earnings available for dividends within the limits set by the Japanese Commercial Code.

B. Significant Changes.

See Item 5.B of this annual report for information on the redemption of unsecured bonds.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

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

Japanese Over-The-Counter Market

	Yen Price Per Share
	High	Low
1999	12,500	1,183
2000
First quarter	16,400	8,450
Second quarter	9,550	4,750
Third quarter (until August 16)	9,200	6,700
Tokyo Stock Exchange
2000
Third quarter (from August 17)	9,005	6,805
Fourth quarter	8,100	4,135
2001	6,375	1,670
2002	3,890	1,880
First quarter	3,670	2,935
Second quarter	3,890	3,180
Third quarter	3,410	2,740
Fourth quarter	3,240	1,880
2003	3,530	1,440
First quarter	2,250	1,663
Second quarter	2,120	1,440
Third quarter	2,575	1,795
Fourth quarter	3,530	2,300
2004
First quarter	3,710	2,815
November	3,100	2,400
December	2,970	2,510
January	3,240	2,885
February	3,380	2,815
March	3,710	3,350
April	4,490	3,780

On May 21, 2004, the closing sale price of our shares on the Tokyo Stock Exchange was (Yen) 3,860 per share.

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

	Dollar Price Per ADS
	High	Low
1999
Third quarter	65.63	23.33
Fourth quarter	121.25	66.88
2000	159.38	32.50
2001	59.38	14.50
2002	30.90	15.55
First quarter	27.95	21.75
Second quarter	30.90	24.65
Third quarter	28.26	23.00
Fourth quarter	16.23	15.55
2003	31.65	12.16
First quarter	18.90	14.22
Second quarter	17.80	12.16
Third quarter	22.50	15.00
Fourth quarter	31.65	21.03
2004
First quarter	35.06	26.62
November	28.38	23.14
December	27.25	23.59
January	30.00	26.85
February	30.68	26.62
March	35.06	30.11
April	42.07	36.90

On May 21, 2004, the closing sale price of the ADSs on The Nasdaq National Market was $34.45 per ADS.

B. Plan of Distribution.

Not applicable.

C. Markets.

See Item 9. A. of this annual report for information on the markets on which our common stock is listed or quoted.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

The following is a summary of material information concerning the shares, including summaries of material provisions of our Articles of Incorporation and share handling regulations, and of the Japanese Commercial Code and related legislation. These summaries should be read together with the Articles of Incorporation and the share handling regulations which have been filed as exhibits to our previous filings with the Securities and Exchange Commission.

GENERAL

Our authorized share capital as of March 31, 2004 is 250,000,000 shares, of which 133,156,868 shares are issued and 131,130,194 shares are outstanding as of the same date. Under the Japanese Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to assert shareholders’ rights.

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

VOTING RIGHTS

A shareholder is generally entitled to one vote per unit. In general, under the Japanese Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Commercial Code and our Articles of Incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding voting rights are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that such proxies are also shareholders who have voting rights.

The Japanese Commercial Code and the Article of Incorporation provide that a quorum of not less than one-third of outstanding voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	amendment of the Articles of Incorporation;

•	the removal of a director or corporate auditor;

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

•	a dissolution, merger or consolidation;

•	a company split;

•	the transfer of the whole or an important part of our business;

•	the taking over of the whole of the business of any other corporation;

•	any issuance of new shares at a “specially favorable” price (or any issuance of bond with share acquisition right with “specially favorable” terms or of share acquisition right with “specially favorable” terms to persons other than shareholders.

•	the negotiated purchase of treasury shares;

•	a stock consolidation;

•	limitation of liabilities of directors and corporate auditors;

•	capital reduction; and,

•	a continuing to exist of a company or dormant company.

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

TRANSFER AGENT

UFJ Trust and Banking Co., Limited is the transfer agent for our common stock. UFJ Trust and Banking Co.,’s office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. UFJ Trust and Banking Co., maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

REPURCHASE OF SHARES BY US

The Japanese Commercial Code, in principle, permit us to acquire, hold or dispose of our shares. We may acquire our shares on the First Section of the Tokyo Stock Exchange on which the shares are traded, through the Japanese stock exchange, if any, on which such shares are listed, by way of tender offer (pursuant to a resolution of a meeting of the Board of Directors, by having been provided for in the Articles of Incorporation), from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or from our subsidiary (pursuant to a resolution of the Board of Directors). When such acquisition is made by us from a specific party other than our subsidiary, any shareholder may make a request directly to a director, five days prior to the relevant shareholders’ meeting, that we acquire the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments and the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital, the accumulated legal reserve and other certain items prescribed under the law, we may not purchase such shares. We may hold the shares acquired in compliance with the provisions of the Japanese Commercial Code, and generally, may dispose of or cancel such shares by a resolution of the Board of Directors.

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

On May 21 , 2004, the closing price of our shares on the Tokyo Stock Exchange was (Yen)3,860 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between (Yen)3,000 and (Yen)5,000 per share, as well as the daily price limit if our per share price were to rise to between (Yen)5,000 and (Yen)10,000, or fall to between (Yen)2,000 and (Yen)3,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits
Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	(Yen) 2,000	Less than	(Yen) 3,000	(Yen) 400
Over	3,000	Less than	5,000	500
Over	5,000	Less than	10,000	1,000

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

DIVIDENDS AND PROCEEDS OF SALES

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by exchange non-residents may, in general, be converted into any foreign currency and repatriated abroad. The requirements described in “Acquisition of Shares” above do not apply to the acquisition of shares by non-residents by way of stock splits.

AMERICAN DEPOSITARY SHARES

The formalities or restrictions referred to under “—Acquisition of Shares” above do not apply to the deposit of shares by a non-resident of Japan, the issuance of ADRs evidencing the ADSs created by such deposit in exchange therefore and the withdrawal of whole units of underlying shares upon surrender of ADRs.

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

The Treaty was ratified on March 30, 2004, 5 months later from the signing date of November 6, 2003. This Treaty would be effective in general form July 1, 2004 in relation to the payment by the Company. Under the new Treaty, the maximum rate of Japanese withholding tax applicable when paid to the United States resident or corporation not having a “permanent establishment,” which is generally a fixed place of business for industrial or commercial activity in Japan, would be generally be reduced from 15% to 10% of the dividends.

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

Under the Special Taxation Measures Law amended at March 31, 2003, the rate of withholding tax applicable to dividends paid to shareholders other than those holding 5% or more of the total number of issued shares, by Japanese corporations listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, on and after April 1, 2003 is reduced to 15%. Additionally, the above dividends paid on and after April 1, 2003 are applied to the privilege tax rate of 10%, from April 1, 2004 to March 31 and 7%, January 1, 2004 to March 31, 2008.

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

For purposes of the Treaty and the Code, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; (v) you do not maintain a permanent establishment or fixed base in Japan to which shares or ADSs are attributable and through which you carry on or have carried on business (or in the case of an individual, performs or has performed independent personal services) and (vi) you are not otherwise ineligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of Trend Micro, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a U.S. holder whose functional currency is not the U.S. dollar.

This summary is not a comprehensive description of all the tax considerations that may be relevant with respect to your shares or ADSs. You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Taxation of Dividends.

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any dividend that Trend Micro pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to United States federal income taxation. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to a noncorporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds the shares or ADSs for more than 60 days during the 120-day period beginning 60 day before the ex-dividend date and meets other holding period requirements. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends that Trend Micro pays with respect to the shares or ADSs will generally be qualified dividend income.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

PFIC Rules

We believe that shares and ADSs should not be treated as shares of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, this determination will be based in part on circumstances that are beyond our control, such as, for example, our market capitalization. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that a U.S. holder receives from Trend Micro will not be eligible for the special tax rates applicable to qualified dividend income if Trend Micro is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F. Dividends and Paying Agents.

Not applicable

G. Statements by Experts.

Not applicable

H. Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file periodic reports and other information with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information.

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

As discussed in Note 18 to the consolidated financial statements, we have a policy of not utilizing any derivative financial instruments with off-balance sheet risk. The financial instruments other than derivatives as of December 31, 2003 were cash and cash equivalents, time deposits, marketable debt and equity securities, notes and accounts receivable, trade, notes and account payable, trade and long-term debt. Among these financial instruments, we do not have significant market sensitive instruments with significant exposure to market risk. When we acquired ipTrend, we acquired two derivative instruments which ipTrend held. We cannot currently dispose of those instruments. One of those instruments and the other will expire at May 2004 and at January 2005, respectively. However, this has not altered our policy of not utilizing derivative financial statements, and we believe that neither the fair value of those instruments nor potential future losses in connection with those instruments has or will have a material impact on our financial condition.

Item 12. Description of Securities Other than Equity Securities.

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None

Item 15. Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of December 31, 2003. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of that date.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that we do not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Board of Corporate Auditors. We believe that the combined knowledge, skills and experience of the Board of Corporate Auditors enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002. In addition, the Corporate Auditors have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

Item 16B. Code of Ethics.

We have adopted a code of ethics applicable to all of our employees, including our Chief Executive Officer, Chief Financial Officer, Group Controller and other senior finance officers. A copy of our code of conduct is attached as an exhibit to this report.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees billed or to be billed to us by PricewaterhouseCoopers, our principal accountant, for the following categories of fees from each of the last two fiscal years.

	Fiscal 2002	Fiscal 2003
	(in millions of yen)
Audit fees	(Yen) 73.27	(Yen) 83.88
Audit-related fees (1)	0.74	0.01
Tax fees (2)	29.35	37.81
All Other fees (3)	0.51	1.02

Total Fees	(Yen) 103.87	(Yen) 122.71

(1)	Audit-related fees include fees relating to due diligence investigations and seminars regarding accounting matters.
(2)	Tax fees consist of fees relating to tax compliance, tax advice and tax planning services.
(3)	All Other fees include fees relating to services of application documents to public institutions.

Our Board of Corporate Auditors has adopted guidelines for pre-approving all audit and non-audit services performed by our principal accountant and its affiliates in accordance with Rule 2-01(c)(7)(i)(A) under Regulation S-X. Under those guidelines, the Board of Corporate Auditors must pre-approve individual audit and non-audit services before they are provided by our principal accountant and its affiliates to us. Those guidelines also describe prohibited services that may never be provided. Our Board of Corporate Auditors does not use the provisions of Rule 2-01(c)(7)(i)(B) under Regulation S-X for pre-approving audit and non-audit services.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable

PART III

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits.

Exhibits

Exhibit Number		Document

1.1	*	Articles of Incorporation of Trend Micro (English translation)

1.2	**	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3		Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4		Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1	***	Specimen Common Stock Certificates

2.2	****	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1	*****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2	**	Limited Liability Agreement dated April 28, 2003, between Trend Micro Incorporated and Edward Tian

8.1		List of subsidiaries of Trend Micro

11.1		Code of Conduct

12.1		Certification of the principal executive officer of Trend Micro required by Rule 13a-14(a)

12.2		Certification of the principal financial officer of Trend Micro required by Rule 13a-14(a)

13.1		Certification of the chief executive officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2		Certification of the chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the corresponding exhibit to Trend Micro’s Form S-8 Registration Statement (File No. 333-115782) filed on May 24, 2004.
**	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-104286) filed on June 30, 2003.
***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
*****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
+	Confidential treatment granted for a portion of these documents.

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

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of

Trend Micro Kabushiki Kaisha

(“Trend Micro Incorporated”):

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Trend Micro Incorporated and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Tokyo, Japan

March 25, 2004

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,				December 31,
	2002		2003		2003
	Thousands of yen				Thousands of U.S. dollars
ASSETS
Current assets:
Cash and cash equivalents	(Yen)	47,829,821	(Yen)	46,718,940	$436,626
Time deposits		65,722		440,323	4,115
Marketable securities		2,747,471		10,253,029	95,823
Notes and accounts receivable, trade—less allowance for doubtful accounts and sales returns of (Yen) 962,037 and (Yen) 1,023,734 ($9,568) in 2002 and 2003, respectively		11,325,041		11,681,457	109,172
Inventories		363,848		77,950	729
Deferred income taxes		4,044,672		4,896,909	45,765
Prepaid expenses and other current assets		798,243		1,397,821	13,064

Total current assets		67,174,818		75,466,429	705,294

Investments and other assets:
Securities investments		690,732		624,778	5,839
Investment in and advances to affiliate companies		96,117		119,591	1,118
Software development costs		936,058		505,616	4,725
Other intangibles		361,028		311,756	2,913
Deferred income taxes		1,548,313		1,804,238	16,862
Other		1,086,254		734,533	6,865

Total investments and other assets		4,718,502		4,100,512	38,322

Property and equipment:
Office furniture and equipment		2,619,820		2,823,506	26,388
Other properties		1,101,268		1,038,524	9,706

		3,721,088		3,862,030	36,094
Less: Accumulated depreciation		(1,776,409)		(2,157,884)	(20,167)

Total property and equipment		1,944,679		1,704,146	15,927

Total assets	(Yen)	73,837,999	(Yen)	81,271,087	$759,543

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2002	2003	2003
	Thousands of yen		Thousands of U.S. dollars
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	(Yen)5,000,000	(Yen)6,500,000	$60,748
Notes payable, trade	85,035	96,204	899
Accounts payable, trade	1,014,215	899,508	8,407
Accounts payable, other	1,201,675	1,326,244	12,395
Withholding income taxes	183,663	490,315	4,582
Accrued expenses	1,807,241	1,984,175	18,544
Accrued income and other taxes	4,089,169	4,280,797	40,007
Deferred revenue	13,484,252	17,486,298	163,423
Other	573,068	557,050	5,206

Total current liabilities	27,438,318	33,620,591	314,211

Long-term liabilities:
Long term debt	6,500,000	—	—
Deferred revenue	2,188,460	3,017,105	28,197
Accrued pension and severance costs	356,044	487,409	4,555
Other	210,947	194,185	1,815

Total long-term liabilities	9,255,451	3,698,699	34,567

Shareholders’ equity:
Common stock
Authorized
—2002 and 2003 250,000,000 shares (no par value)
Issued
—2002 132,503,417 shares	7,257,060
—2003 132,620,100 shares		7,396,194	69,123
Additional paid-in capital	13,021,554	13,165,881	123,046
Retained earnings	18,986,701	28,236,466	263,893
Accumulated other comprehensive income—
Net unrealized gain (loss) on debt and equity securities	(83,877)	70,965	663
Cumulative translation adjustments	285,079	(500,946)	(4,682)

	201,202	(429,981)	(4,019)

Treasury stock, at cost (2002-820,442 shares; 2003-1,958,647 shares)	(2,322,287)	(4,416,763)	(41,278)

Total shareholders’ equity	37,144,230	43,951,797	410,765

Commitments and contingent liabilities	—	—	—

Total liabilities and shareholders’ equity	(Yen)73,837,999	(Yen)81,271,087	$759,543

The accompany notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,						Year ended December 31,
	2001		2002		2003		2003
	Thousands of yen						Thousands of U.S. dollars
Net sales	(Yen)	31,326,321	(Yen)	42,979,637	(Yen)	48,088,347	$449,424
Cost of sales		1,898,971		2,353,862		3,168,467	29,612

Gross profit		29,427,350		40,625,775		44,919,880	419,812

Operating expenses:
Selling		10,000,423		15,051,702		15,360,532	143,556
Research and development and maintenance		2,755,200		3,505,565		3,919,024	36,627
Customer Support		2,449,378		3,857,957		4,830,660	45,146
General and administrative		4,453,176		4,344,433		5,656,168	52,861
Goodwill write-off		2,253,559		—		—	—

Total operating expenses		21,911,736		26,759,657		29,766,384	278,190

Operating income		7,515,614		13,866,118		15,153,496	141,622

Other income (expenses):
Interest income		393,254		410,245		412,635	3,856
Interest expense		(296,625)		(277,328)		(173,830)	(1,625)
Gain (Loss) on sales of marketable securities		19,975		(259,293)		(65,259)	(610)
Impairment loss of securities investments		—		(804,661)		(7,360)	(69)
Foreign exchange gain, net		585,671		52,424		120,650	1,128
Other income (expense), net		(461,312)		110,778		(111,345)	(1,040)

Total other income (expenses)		240,963		(767,835)		175,491	1,640

Income before income taxes and equity in earnings (losses) of affiliated companies		7,756,577		13,098,283		15,328,987	143,262

Income taxes:
Current		4,214,459		6,938,456		7,437,576	69,510
Deferred		(973,338)		(1,542,750)		(1,334,998)	(12,476)

		3,241,121		5,395,706		6,102,578	57,034

Income before equity earnings (losses) of affiliated companies		4,515,456		7,702,577		9,226,409	86,228
Equity in earnings (losses) of affiliated companies		(129,544)		11,189		23,623	221

Net income		(Yen)4,385,912		(Yen)7,713,766		(Yen)9,250,032	$86,449

	Yen		Yen		Yen		U.S. dollars
Per share data:
Net income —basic		(Yen)33.33		(Yen)58.39		(Yen)70.11	$0.66
—diluted		33.02		58.22		69.95	0.65
Cash dividends		—		—		—	—

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,						Year ended December 31,
	2001		2002		2003		2003
	Thousands of yen						Thousands of U.S. dollars

Net income	(Yen)	4,385,912	(Yen)	7,713,766	(Yen)	9,250,032	$86,449

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (losses) arising during period		(194,274)		(191,661)		135,323	1,265
Less reclassification adjustment for losses included in net income		61		507,954		132,701	1,240

		(194,213)		316,293		268,024	2,505
Foreign currency translation adjustments		1,018,489		(563,794)		(786,025)	(7,346)

Total		824,276		(247,501)		(518,001)	(4,841)
Income tax expense related to unrealized gains (losses) on debt and equity securities		52,010		(89,690)		(113,182)	(1,058)

Other comprehensive income (loss), net of tax		876,286		(337,191)		(631,183)	(5,899)

Comprehensive income	(Yen)	5,262,198	(Yen)	7,376,575	(Yen)	8,618,849	$80,550

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Years ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	Thousands of yen			Thousands of U.S. dollars
Common stock:
Balance at beginning of year	(Yen)6,183,266	(Yen)6,833,678	(Yen)7,257,060	$67,823
Transfer of additional paid-in capital to common stock	170,900	—	—	—
Exercise of stock purchase warrants and stock acquisition rights	479,512	423,382	139,134	1,300

Balance at end of year	6,833,678	7,257,060	7,396,194	69,123

Additional paid-in capital:
Balance at beginning of year	11,631,591	12,144,908	13,021,554	121,697
Tax benefit from exercise of non-qualified stock warrants	211,985	459,743	5,192	49
Transfer of additional paid-in capital to common stock	(170,900)	—	—	—
Loss on sales of treasury stock, net of tax	(7,766)	(6,466)	—	—
Exercise of stock purchase warrants and stock acquisition rights	479,998	423,369	139,135	1,300

Balance at end of year	12,144,908	13,021,554	13,165,881	123,046

Retained earnings:
Balance at beginning of year	6,895,760	11,277,576	18,986,701	177,446
Net income	4,385,912	7,713,766	9,250,032	86,449
Stock issue costs, net of tax	(4,096)	(4,641)	(267)	(2)

Balance at end of year	11,277,576	18,986,701	28,236,466	263,893

Net unrealized gain (loss) on debt and equity securities:
Balance at beginning of year	(168,277)	(310,480)	(83,877)	(784)
Net change during the year	(142,203)	226,603	154,842	1,447

Balance at end of year	(310,480)	(83,877)	70,965	663

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Years ended December 31,						Year ended December 31,
	2001		2002		2003		2003
	Thousands of yen						Thousands of U.S. dollars
Cumulative translation adjustments:
Balance at beginning of year		(169,616)		848,873		285,079	2,664
Aggregate translation adjustments for the year		1,018,489		(563,794)		(786,025)	(7,346)

Balance at end of year		848,873		285,079		(500,946)	(4,682)

Treasury stock, at cost:
Balance at beginning of year		(28,375)		(28,529)		(2,322,287)	(21,703)
Purchase of treasury stock		(398,857)		(2,300,224)		(2,094,476)	(19,575)
Sales of treasury stock		398,703		6,466		—	—

Balance at end of year		(28,529)		(2,322,287)		(4,416,763)	(41,278)

Total Shareholders’ equity	(Yen)	30,766,026	(Yen)	37,144,230	(Yen)	43,951,797	$410,765

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	Thousands of yen			Thousands of U.S. dollars
Cash flows from operating activities:
Net income	(Yen)4,385,912	(Yen)7,713,766	(Yen)9,250,032	$86,449
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	3,604,342	1,910,246	2,266,356	21,181
Pension and severance costs, less payments	103,576	82,007	140,661	1,315
Deferred income taxes	(973,338)	(1,542,750)	(1,334,998)	(12,476)
(Gain) loss on sales of marketable securities	(19,975)	259,293	65,259	610
Impairment loss of securities investments	—	804,661	7,360	69
Equity in loss (gain) of affiliated companies	129,544	(11,189)	(23,623)	(221)
Changes in assets and liabilities:
Increase in deferred revenue	4,141,118	5,608,143	5,036,872	47,074
Increase in accounts receivable, net of allowances	(2,660,035)	(118,016)	(446,201)	(4,170)
Decrease (increase) in inventories	87,290	(137,030)	278,751	2,605
Increase (decrease) in notes and accounts payable trade	360,097	(201,989)	(52,021)	(486)
Increase in accrued income and other taxes	1,336,964	730,629	193,227	1,806
(Increase) decrease in other current assets	(132,105)	141,170	(67,898)	(635)
Increase (decrease) in accounts payable, other	832,287	(171,645)	(11,962)	(112)
Increase in other current liabilities	1,192,476	96,567	602,296	5,629
Increase in other assets	(526,330)	(361,945)	(324,879)	(3,037)
Other	378,408	(58,822)	87,072	813

Net cash provided by operating activities	12,240,231	14,743,096	15,666,304	146,414

Cash flows from investing activities:
Payments for purchases of property and equipment	(1,501,036)	(811,632)	(715,901)	(6,691)
Software development cost	(969,360)	(1,025,516)	(788,760)	(7,372)
Payments for purchases of other intangibles	(259,199)	(306,573)	(270,570)	(2,529)
Proceeds from sales of marketable securities	2,811,975	292,607	2,945,331	27,527
Payments for purchases of marketable securities and security investments	(2,897,926)	(1,326,512)	(10,248,908)	(95,784)
Investments in affiliated companies	(32,000)	—	—	—
(Payments for) / Proceeds from time deposits	(70,768)	5,046	(374,601)	(3,501)

Net cash used in investing activities	(2,918,314)	(3,172,580)	(9,453,409)	(88,350)

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	Thousands of yen			Thousands of U.S. dollars
Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	955,414	842,110	278,002	2,598
Tax benefit from exercise of non-qualified stock warrants	211,985	459,743	5,192	49
Proceeds from issuance of bonds	12,500,000	4,000,000	—	—
Purchase of treasury bonds	(6,812,000)	(4,008,800)	—	—
Redemption of bonds	(900,000)	(3,000,000)	(5,000,000)	(46,729)
Decrease in long-term borrowings	(157,100)	—	—	—
Purchase of treasury stock, net	(13,556)	(2,293,758)	(2,094,476)	(19,575)
Other	(943)	(6,744)	—	—

Net cash provided / (used) by financing activities	5,783,800	(4,007,449)	(6,811,282)	(63,657)

Effect of exchange rate changes on cash and cash equivalents	1,241,430	(515,896)	(512,494)	(4,789)

Net increase (decrease) in cash and cash equivalents	16,347,147	7,047,171	(1,110,881)	(10,382)
Cash and cash equivalents at beginning of year	24,435,503	40,782,650	47,829,821	447,008

Cash and cash equivalents at end of year	(Yen)40,782,650	(Yen)47,829,821	(Yen)46,718,940	$436,626

Supplementary information of cash flow:
Payment for interest expense	(Yen)284,433	(Yen)307,999	(Yen)151,623	$1,417
Payment for income taxes	2,817,748	5,835,904	7,102,721	66,381

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

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post- contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary service revenue. Royalty revenue is comprised of fees from ‘Application service providers’ and ‘Internet service providers’ and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support and free use of our 24-hour service centers and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue at the time of the sale.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

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

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

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

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees”. The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, as amended by FAS No. 148.

Income taxes

The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on debt and equity securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

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

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains or losses on debt and equity securities and foreign currency translation adjustments.

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

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities.” FIN No. 46 clarifies the application of ARB No. 51 and applies immediately to Variable Interest Entities (VIEs) created after January 31, 2003 and to VIEs in which an interest is obtained after that date. FIN No. 46 also requires disclosure of VIEs in all financial statements initially issued after January 31, 2003, if it is reasonably possible that the company will consolidate or disclose information about a VIE when this interpretation becomes effective, regardless of the date on which the VIE was created. Throughout 2003, the FASB released numerous proposed and final FASB Staff Positions (FSPs) regarding FIN No. 46, which both clarified and modified FIN No. 46’s provisions. In December 2003, the FASB revised Interpretation No. 46 (“FIN No. 46-R”), which will replace FIN No. 46 upon its effective date. FIN No. 46-R retains many of the basic concepts introduced in FIN No. 46; however, it also introduces a new scope exception for certain types of entities that qualify as a “business” as defined in FIN No. 46-R, revises the method of calculating expected losses and residual returns for determination of the primary beneficiary, includes new guidance for assessing variable interests, and codifies certain FSPs on FIN No. 46. FIN No. 46-R is to be applied no later than the end of the first reporting period that ends after March 15, 2004. The Company did not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FIN No. 46 and also believes FIN No. 46-R will not have a material effect on the Company’s financial position and results of operations.

In December 2003, the FASB revised FAS No. 132, “Employers’ Disclosures about Pensions and other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106.” This new FAS No. 132 retains all of the disclosure requirements of FAS No. 132; however, it also requires additional annual disclosures describing types of plan assets, investment strategy, measurement date(s), expected employer contributions, plan obligations, and expected benefit payments of defined benefit pension plans and other defined benefit postretirement plans. In accordance with the transition provisions of new FAS No. 132, the Company expanded to include the new disclosures required as of December 31, 2003 for domestic (Japan) plan and is expected to include those for foreign plans effective from fiscal years ending after June 15, 2004.

(3)	Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at December 31, 2003 ((Yen)107.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Acquisition and divesture

In February 2000, the company acquired a controlling interest in ipTrend Incorporated (“ipTrend”) for the purpose of making inroads into UNIX-based operating systems, and Internet platform technology, especially into Linux systems. ipTrend effectively became a wholly owned subsidiary upon acquisition of the remaining minority interest in November 2000. The total purchase price was (Yen) 2,800,000 thousand and (Yen)2,527,636 thousand was allocated to goodwill. However, based on a revaluation of the Company’s strategy for ipTrend’s business and the performance of ipTrend, the Company decided to curtail ipTrend’s business. ipTrend was liquidated in December 2001 after transferring certain businesses of ipTrend including the Security Appliance Server business to the parent company and the rest of their businesses to IPSQUARE, an unrelated third party in August 2001. The assets of (Yen)40,000 thousand and the liabilities of (Yen)29,000 thousand were transferred to or assumed by IPSQUARE at their carrying amount without any gain or loss on the transaction. As a result of the curtailment of ipTrend’s business, the Company wrote off the unamortized goodwill balance of (Yen)2,253,559 thousand. Goodwill write-off of (Yen)2,253,559 thousand are included in operating income for the year ended December 31, 2001.

5. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the years ended December 31, 2001, 2002 and 2003, is as follows:

	2001	2002	2003	2003
	Thousands of Yen			Thousands of U.S. dollars
Net income available to common stock holders	(Yen)4,385,912	(Yen)7,713,766	(Yen)9,250,032	$86,449

	Shares
Weighted-Average shares	131,595	132,111	131,940
Effect of dilutive securities:
Stock options	1,237	383	295
Weighted-Average shares for diluted EPS computation	132,832	132,494	132,235

	Yen			U.S. dollars
Basic EPS:	(Yen)33.33	(Yen)58.39	(Yen)70.11	$0.66
Diluted EPS:	33.02	58.22	69.95	$0.65

6. Cash and cash equivalents

Cash and cash equivalents as of December 31, 2002 and 2003 comprised:

	December 31,				December 31,
	2002		2003		2003
	Thousands of yen				Thousands of U.S. dollars
Cash	(Yen)	46,100,465	(Yen)	44,032,813	$411,522
Time deposits with original maturities of three months or less		1,729,356		2,686,127	25,104

	(Yen)	47,829,821	(Yen)	46,718,940	$436,626

7. Time deposits

The U.S. subsidiary had (Yen)65,722 thousand and (Yen)59,354 thousand, ($555 thousand) of restricted cash set aside in accordance with the terms of building lease agreement as at December 31, 2002 and 2003, respectively. The restricted cash is included in time deposits.

8. Marketable securities and Securities investments

Marketable securities include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of December 31, 2002 and 2003, were as follows:

	December 31, 2002
			Gross unrealized
	Cost		Gains		Losses		Fair value
	Thousands of yen
Available for sale:
Mutual funds	(Yen)	—	(Yen)	—	(Yen)	—	(Yen)	—
Equity securities		—		—		—		—
Debt securities		2,892,212		1,744		146,485		2,747,471

Total	(Yen)	2,892,212	(Yen)	1,744	(Yen)	146,485	(Yen)	2,747,471

	December 31, 2003
			Gross unrealized
	Cost		Gains		Losses		Fair value
	Thousands of yen
Available for sale:
Mutual funds	(Yen)	3,606,521	(Yen)	89,943	(Yen)	—	(Yen)	3,696,464
Equity securities		—		—		—		—
Debt securities		6,484,630		196,533		124,598		6,556,565

Total	(Yen)	10,091,151	(Yen)	286,476	(Yen)	124,598	(Yen)	10,253,029

	December 31, 2003
			Gross unrealized
	Cost		Gains		Losses		Fair value
	Thousands of U.S dollars
Available for sale:
Mutual funds		$33,706		$841		$—		$34,547
Equity securities		—		—		—		—
Debt securities		60,604		1,836		1,164		61,276

Total		$94,310		$2,677		$1,164		$95,823

The contractual maturities of available-for-sale debt securities as of December 31, 2003 were as follows:

	Aggregated Par value	Estimated Fair Value
	Thousands of yen
Due less than one year	(Yen)1,067,760	(Yen)1,073,471

Due after one to two years	829,810	875,530

Due after two to three years	4,497,160	4,607,564

Debt securities	(Yen)6,394,730	(Yen)6,556,565

	Aggregated Par value	Estimated Fair Value
	Thousands of U.S. dollars
Due less than one year	$9,979	$10,032

Due after one to two years	7,755	8,183

Due after two to three years	42,030	43,061

Debt securities	$59,764	$61,276

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, decreased by (Yen) 142,203 thousand, increased by (Yen)226,603 thousand and (Yen)154,842 thousand ($1,447 thousand), in the years ended December 31, 2001, 2002 and 2003 respectively.

Proceeds from sales of “available-for-sale” securities for the years ended December 31,2001, 2002 and 2003 were (Yen)2,811,975 thousand, (Yen)292,607 thousand and (Yen)2,945,331 thousand ($27,527 thousand), respectively. Realized gains (losses) on sales of “available-for-sale” securities for the year ended December 31, 2001, 2002 and 2003 were (Yen)19,975 thousand (Yen)(259,293) thousand and (Yen)(65,259) thousand ($610 thousand) respectively.

In 2002, the Company recognized loss from impairment of securities investments of (Yen)804,661 thousand. The loss primarily resulted from SOFTBANK INTERNET FUND and common stock of Information Security One Limited, a Cayman Islands, British West Indies provider of enterprise solutions and professional services company.

The following table shows our investment’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31,2003.

	Less than 12 months		12 Months or More		Total
Thousands of yen

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	(Yen) —	(Yen) —	(Yen) —	(Yen)—	(Yen) —	(Yen) —

Equity securities	—	—	—	—	—	—

Debt securities	926,585	94,737	114,127	29,861	1,040,712	124,598

Total	(Yen)926,585	(Yen) 94,737	(Yen) 114,127	(Yen) 29,861	(Yen) 1,040,712	(Yen) 124,598

	Less than 12 months		12 Months or More		Total
Thousands of U.S. dollars

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	$—	$—	$—	$—	$—	$—

Equity securities	—	—	—	—	—	—

Debt securities	8,660	885	1,066	279	9,726	1,164

Total	$8,660	$885	$1,066	$279	$9,726	$1,164

Investments, which were in an unrealized loss positions as of December 31, 2003, are comprised of U.S. dollar and Euro denominated public debts.

The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

9. Inventories

Inventories as at December 31, 2002 and 2003 consist of the following:

	December 31,				December 31,
	2002		2003		2003
	Thousands of yen				Thousands of U.S. dollars

Finished goods	(Yen)	203,373	(Yen)	63,557	$594
Raw materials		27,952		14,393	135
Work in process		132,523		—	—

	(Yen)	363,848	(Yen)	77,950	$729

10. Investments in and transaction with affiliated companies

Investees accounted for using the equity method as of December 31, 2001 are NTT Data Security (20.0%), SOFT TREND CAPITAL CORPORATION (20.0%), JCN Co Ltd (24.4%) and Net Star Inc. (40.0%). In September 2002, the parent company decreased its interest in NTT data Security, and therefore, SOFT TREND CAPITAL CORPORATION, JCN Co Ltd and Net Star Inc. are accounted for using the equity method as of December 31, 2002. In September 2003, the investment in JCN was sold, therefore only SOFT TREND CAPITAL CORPORATION and Net Star Inc are accounted for using the equity method as at December 31, 2003.

A summary of transactions and balances with the affiliated companies accounted for using the equity method is presented below:

	Years ended December 31,						Year ended December 31,
	2001		2002		2003		2003
	Thousands of yen						Thousands of U.S. dollars

Sales	(Yen)	-150,086	(Yen)	6,556	(Yen)	5,571	$52

Purchases	(Yen)	138,390	(Yen)	104,028	(Yen)	189,175	$1,768

			December 31,				December 31,
			2002		2003		2003
			Thousands of yen				Thousands of U.S. dollars

Notes and accounts receivable, trade			(Yen)	238	(Yen)	—	$—

Other receivables			(Yen)	1,690	(Yen)	1,848	$17

Accounts payable, trade			(Yen)	27,123	(Yen)	37,524	$351

11. Research and development and maintenance costs, and software development costs

Research and development and maintenance costs in operating expenses are comprised of research and development costs and maintenance costs.

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen)1,901,434 thousand, (Yen)1,699,563 thousand and (Yen)1,725,400 thousand, ($16,126 thousand) for the years ended December 31, 2001, 2002 and 2003, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing. The maintenance costs were (Yen)853,766 thousand, (Yen)1,806,002 thousand and (Yen)2,193,624 thousand, ($20,501 thousand) for the years ended December 31, 2001, 2002 and 2003, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	Years ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	Thousands of yen			Thousands of U.S. dollars
Software development costs:
Balance at beginning of year	(Yen)345,293	(Yen)820,069	(Yen)936,058	$8,748
Additions, at cost	969,360	1,025,516	788,760	7,372
Amortization for the year	(494,584)	(909,527)	(1,219,202)	(11,395)

Balance at end of year	(Yen)820,069	(Yen)936,058	(Yen)505,616	$4,725

12. Other intangibles

Other intangibles comprise the following:

	December 31,		December 31,
	2002	2003	2003
	Thousands of yen		Thousands of U.S. dollars
Purchased software	(Yen)652,113	(Yen)918,069	$8,580
Other	145,072	145,084	1,356

	797,185	1,063,153	9,936
Less—Accumulated amortization	(436,157)	(751,397)	(7,023)

	(Yen)361,028	(Yen)311,756	$2,913

13. Short-term borrowings and long-term debt

At December 31, 2003, the Company has unused Yen denominated lines of credit amounting to (Yen) 700,000 thousand ($6,542 thousand) relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

	December 31,		December 31,
	2002	2003	2003
	Thousands of yen		Thousands of U.S. dollars
Bonds:
Unsecured 2.1% bonds, due 2003 with detachable warrants	(Yen)5,000,000	(Yen) —	$—
Unsecured 1.75% bonds, due 2004 with detachable warrants	5,000,000	5,000,000	46,729
Unsecured 1.50% bonds, due 2004 with detachable warrants	1,500,000	1,500,000	14,019
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	6,000,000	56,075
Unsecured 1.9 % bonds, due 2006 with detachable warrants	4,000,000	4,000,000	37,383

	21,500,000	16,500,000	154,206
Less—treasury bonds:
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	(6,000,000)	(56,075)
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)	(37,383)

	11,500,000	6,500,000	60,748
Less—portion due within one year:	(5,000,000)	(6,500,000)	(60,748)

	(Yen)6,500,000	(Yen) —	$—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. Since the purchase price of the treasury bonds excess of the book value of the bonds at the time of transaction amounting to (Yen)12,000 thousand and (Yen)8,800 thousand are charged to income as other expenses for the years ended December 31, 2001 and 2002, respectively. There are no repurchase transactions for the year ended December 31, 2003.

All debts of (Yen) 6,500,000 thousand ($60,748 thousand) will mature in 2004.

14. Stock Option

Based on the Company’s 2000, 2001 and 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	June 1, 2000 June 8, 2000	February 15, 2001 February 23, 2001	May 8, 2001 May 16, 2001	October 25, 2001 November 1, 2001	March 26,2002 April 2,2002

2.	Date of bond issuance	June 26, 2000	March 19, 2001	June 4, 2001	November 19, 2001	April 18, 2002

3.	Maturity date	June 26, 2003	March 19, 2004	June 4, 2004	November 19, 2004	April 18, 2006

4.	Amount of each bond (Thousands of yen)	(Yen)5,000,000	(Yen)5,000,000	(Yen)1,500,000	(Yen)6,000,000	(Yen)4,000,000

5.	Issued to	Public	Public	Public	Public	Public

6.	Date on which the bonds were fully redeemed	June 26, 2003	March 19, 2004	—	—	—

7.	Exercise price per each warrant	(Yen)7,850	(Yen)5,675	(Yen)5,760	(Yen)2,590	(Yen)3,450

8.	Warrant exercise period	July 21, 2000 to June 19, 2003	April 12, 2001 to March 12, 2004	May 17, 2002 to May 28, 2004	November 2, 2002 to November 12, 2004	April 3, 2003 to April 11, 2006

9.	Number of shares represented by warrants	636,942	881,057	260,416	2,316,602	1,159,420

10.	Outstanding as of December 31, 2001	636,942	873,128	256,076	2,316,602	—

11.	Outstanding as of December 31, 2002	636,942	873,128	256,076	2,315,057	1,158,840

12.	Outstanding as of December 31, 2003	—	873,128	256,076	2,264,864	1,158,840

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2000	4,296
Granted	3,458
Exercised	(898)
Redeemed	(552)
Cancelled	(12)
Outstanding at December 31, 2001	6,292
Granted	1,159
Exercised	(451)
Redeemed	(1,759)
Cancelled	(1)
Outstanding at December 31, 2002	5,240
Granted	—
Exercised	(50)
Redeemed	(637)
Cancelled	—
Outstanding at December 31, 2003	4,553

Exercisable Stock warrants at December 31, 2003	3,104

The grants of June 26, 2000, March 19, 2001, June 4, 2001, November 19, 2001 and April 18, 2002 did not result in deferred compensation.

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

Thousands of shares represented by options
Outstanding at December 31, 2000	1,507
Granted	—
Exercised	(45)
Redeemed	—
Cancelled	—
Outstanding at December 31, 2001	1,462
Granted	—
Exercised	(112)
Redeemed	—
Cancelled	—
Outstanding at December 31, 2002	1,350
Granted	—
Exercised	—
Redeemed	(1,350)
Cancelled	—
Outstanding at December 31, 2003	—

The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company’s shares at the time of the grants. The weighted average exercise price per share for the option, which is redeemed July 2003, was (Yen)2,980($27.9). Consequently, the grants of the option did not result in deferred compensation.

Based on the resolution at the shareholders’ meeting on March 27, 2001, the Company introduced an incentive stock option plan as subscription right method, which qualified under Article 280-19 of the unrevised Japanese Commercial Code. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 16, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009. Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2000	—
Granted	725
Exercised	—
Redeemed	—
Cancelled	(18)
Outstanding at December 31, 2001	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at December 31, 2002	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at December 31, 2003	707

Exercisable subscription rights at December 31, 2003	635

The grants of options to the directors and employees were accounted for under APB No.25. The exercise price per share for the options granted of (Yen)5,760 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12, 2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28, 2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2002	—
Granted	6,000
Exercised	(67)
Redeemed	—
Cancelled	—
Outstanding at December 31, 2003	5,933

Exercisable Stock acquisition rights at December 31, 2003	807

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen)2,230 issued on February 12, 2003 , (Yen)1,955 issued on May 28, 2003 and (Yen) 2,695 issued on November 14, 2003 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

Certain pro forma disclosures

In October 1995, FAS 123 established a fair value based method of accounting for employee stock based compensation. Had compensation cost for the stock options with warrants, the stock options under the U.S. program, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by FAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	Years ended December 31,
	2001	2002	2003	2003
	(in thousands, except per share data)
Net income:
As reported	(Yen)4,385,912	(Yen)7,713,766	(Yen)9,250,032	$86,449
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(697,794)	(860,662)	(1,351,384)	(12,630)
Pro forma net income	3,688,118	6,853,104	7,898,648	73,819
Net income per share:
As reported—
Basic	(Yen)33.33	(Yen)58.39	(Yen)70.11	$0.66
Diluted	33.02	58.22	69.95	0.65
Pro forma net income—
Basic	(Yen)28.03	(Yen)51.87	(Yen)59.87	$0.56
Diluted	27.77	51.72	59.73	0.56

The fair values of the stock options with warrants, the stock options under the U.S. program, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 2001, 2002 and 2003; expected life of 3.0-3.1 years, volatility of 14.980-15.000% and dividend yield of 0.0% for 2001; expected life of 4.0 years, volatility of 18.000% and dividend yield of 0.0% for 2002; expected life of 4.7-5.0 years, volatility of 44.870-60.240 % and dividend yield of 0.48-0.66% for 2003 and risk-free interest rates of ranging from 0.157% to 0.429% for options granted during the year ended December 31, 2001, the rate of 0.361% for options granted during the year ended December 31, 2002 and the rates of ranging from 0.160 % to 0.612 % for options granted during the year ended December 31, 2003. The weighted average fair value per share of options granted above during fiscal 2001, 2002 and 2003 were (Yen)277 to 624, (Yen)518 and (Yen) 777-1,313 ($7.26-12.27), respectively.

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

Additionally, the parent company has been a member of Tokyo Small Computer Software Industry Welfare pension plan, which is categorized as multi-employer pension plan. Total pension expense for multi-employer pension plan was (Yen)53,237 thousand in 2001, (Yen)68,981 thousand in 2002 and (Yen)84,824 thousand ($793 thousand) in 2003, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who are with services for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

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

Information regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	December 31,				December 31,
	2002		2003		2003
	Thousands of yen				Thousands of U.S. dollars
Change in benefit obligation:
Benefit obligation at beginning of year	(Yen)	214,306	(Yen)	321,135	$3,001
Service cost		99,134		131,173	1,226
Interest cost		5,238		4,997	47
Actuarial (gain)/loss		15,750		12,014	112
Benefits paid		(13,293)		(31,436)	(294)

Projected benefit obligation at end of year		321,135		437,883	4,092

Unrecognized net actuarial loss		(33,192)		(48,741)	(455)
Unrecognized net transition obligation		(1,423)		(311)	(3)

Accrued benefit cost	(Yen)	286,520	(Yen)	388,831	$3,634

	Years ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	Thousands of yen			Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)68,305	(Yen)99,134	(Yen)131,173	$1,226
Interest cost	4,551	5,238	4,997	47
Amortization of unrecognized transition obligation	1,112	1,112	1,112	10
Recognized actuarial loss	1,631	—	2,323	22

Net periodic pension cost	(Yen)75,599	(Yen)105,484	(Yen)139,605	$1,305

In December 2003, FASB pronounced a revision of FAS No. 132, “Employers’ Disclosures about Pensions and other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106.”

The revised FAS No. 132 is effective for fiscal years ending after December 15, 2003 for domestic plans, and the effective date for foreign plans are fiscal years ending after June 15, 2004. The required disclosures for domestic plan, the Japanese plan of the Company for the fiscal year ending December 31, 2003 are as follows.

	Years ended December 31,
	2002		2003		2003
	Thousands of yen				Thousands of U.S. dollars

Accumulated benefit obligation	(Yen)	188,954	(Yen)	253,842	$2,372

	December 31,
	2002	2003
Assumptions used to determine benefit obligations at December 31:
Discount rate	2.00%	1.50%
Rate of compensation increase	5.50%	5.50%

	December 31,
	2001	2002	2003
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	3.00%	2.50%	2.00%
Rate of compensation increase	5.50%	5.50%	5.50%

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

	Thousands of yen	Thousands of U.S. dollars
Estimated Future Benefit Payments Year ending December 31:
2004	(Yen)27,005	$252
2005	36,718	343
2006	47,043	440
2007	54,593	510
2008	61,101	571
2009-2013	390,838	3,653

The measurement date used to determine above plans are November 30, 2002 and November 30, 2003, respectively.

Information regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	December 31,		December 31,
	2002	2003	2003
	Thousands of yen		Thousands of U.S. dollars
Change in benefit obligation:
Benefit obligation at beginning of year	(Yen)198,074	(Yen)252,669	$2,361
Service cost	7,038	51,978	486
Interest cost	7,276	8,954	84
Amendments	—	33,127	309
Actuarial (gain)/loss	53,491	(46,388)	(434)
Foreign currency exchange impact	(13,210)	(3,901)	(36)

Projected benefit obligation at end of year	252,669	296,439	2,770

Change in plan assets:
Fair value of plan assets at beginning of year	(57,844)	(76,947)	(719)
Actual return on plan assets	(1,388)	(1,163)	(11)
Employer contribution	(35,393)	(23,864)	(223)
Foreign currency exchange impact	17,678	6,652	62

Fair value of plan assets at end of year	(76,947)	(95,322)	(891)

Funded status	175,722	201,117	1,879
Unrecognized prior service cost	(21,080)	(51,379)	(480)
Unrecognized net actuarial loss	(85,118)	(51,160)	(478)

Accrued benefit cost	(Yen)69,524	(Yen)98,578	$921

	Years ended December 31,					Year ended December 31,
	2001		2002	2003		2003
	Thousands of yen					Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)	39,686	(Yen)7,038	(Yen)	51,978	$486
Interest cost		6,305	7,276		8,954	84
Expected return on plan assets		(2,706)	(3,334)		(3,450)	(33)
Amortization of unrecognized transition obligation
Amortization of prior service cost		1,142	1,154		1,072	10
Recognized actuarial loss		790	760		2,425	23

Net periodic pension cost	(Yen)	45,217	(Yen)12,894	(Yen)	60,979	$570

	December 31,
	2001	2002	2003
Weighted-average assumptions as of December 31:
Discount rate	6.00%	5.00%	4.00%
Expected return on plan assets	6.00%	5.00%	4.00%
Rate of compensation increase	6.50%	5.50%	4.50%

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or corporate auditor with shareholder approval, if the Company’s management proposes such payments based on a resolution of the Board of Directors. The Company does have an internal formula to determine the amounts of severance payments to corporate auditors if the Company were to make such a proposal for corporate auditors. However, the Company has no intention to make such a proposal and therefore the Company has not recorded any liabilities relating to severance payments to directors or corporate auditors as of December 31, 2002 and 2003.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

16. Income taxes

Income before income taxes and provision for income taxes comprise the following:

	Years ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	Thousands of yen			Thousands of U.S. dollars
Income before income taxes:
Domestic	(Yen)2,427,164	(Yen)8,871,130	(Yen)9,328,185	$87,179
Foreign subsidiaries	5,329,413	4,227,153	6,000,802	56,083

	(Yen)7,756,577	(Yen)13,098,283	(Yen)15,328,987	$143,262

Income taxes, current:
Domestic	(Yen)3,485,946	(Yen)5,275,060	(Yen)6,531,627	$61,043
Foreign subsidiaries	728,513	1,663,396	905,949	8,467

	(Yen)4,214,459	(Yen)6,938,456	(Yen)7,437,576	$69,510

Income taxes, deferred:
Domestic	(Yen)(1,451,989)	(Yen)(1,179,982)	(Yen)(1,260,644)	$(11,782)
Foreign subsidiaries	478,651	(362,768)	(74,354)	(694)

	(Yen)(973,338)	(Yen)(1,542,750)	(Yen)(1,334,998)	$(12,476)

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Years ended December 31,
	2001	2002	2003
Statutory tax rate:	42.1%	42.1%	42.1%
Increase (reduction) in rate resulting from—
Different tax rates applied to foreign subsidiaries	(2.9)	(2.4)	(1.3)
State income taxes, net of federal tax	1.3	0.7	0.4
Permanent difference	2.8	2.2	1.5
Tax credit relating to Tax law applied to Parent company	—	—	(1.3)
Tax credit relating to Tax law applied to foreign subsidiaries	(0.6)	(0.9)	(1.1)
Other	(0.9)	(0.5)	(0.5)
Effective income tax rate	41.8%	41.2%	39.8%

The significant components of deferred income tax assets and liabilities at December 31, 2002 and 2003 were as follows:

	December 31,				December 31,
	2002		2003		2003
	Thousands of yen				Thousands of U.S. dollars
Deferred tax assets:
Deferred revenue	(Yen)	3,298,508	(Yen)	4,344,292	$40,601
Allowance for doubtful accounts and sales returns		460,988		319,280	2,984
Accrued enterprise tax		326,882		357,846	3,344
Accrued liabilities		236,272		257,672	2,408
Tax loss carry forward		103,467		89,674	838
Amortization of intangibles		343,767		509,086	4,758
Impairment of securities investments		275,500		242,676	2,268
Other		737,680		739,463	6,911

Gross deferred tax assets		5,783,064		6,859,989	64,112
Less: Valuation allowance		(190,079)		(158,842)	(1,485)

	(Yen)	5,592,985	(Yen)	6,701,147	$62,627

Deferred tax assets are included in the consolidated balance sheets as follows:

	December 31,				December 31
	2002		2003		2003
	Thousands of yen				Thousands of U.S. dollars
Current assets—Deferred income taxes	(Yen)	4,044,672	(Yen)	4,896,909	$45,765
Investment and other assets—Deferred income taxes		1,548,313		1,804,238	16,862

Deferred tax assets	(Yen)	5,592,985	(Yen)	6,701,147	$62,627

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carry forwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended December 31, 2001, 2002 and 2003 were an increase of (Yen)90,469 thousand, a decrease of (Yen)17,020 thousand and a decrease of (Yen)31,237 thousand($292 thousand), respectively.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at December 31, 2003 amounted to approximately (Yen)364,335 thousand ($3,405 thousand) and are available as an offset against future taxable income of the subsidiary. These carryforwards expire at various dates up to December 31, 2008. Realization is dependent on these subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less the valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carry forward period change.

At December 31, 2003, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling (Yen)8,223,307 thousand ($76,853 thousand), as management of the Company intends to reinvest undistributed earnings of the Company’s foreign subsidiaries. The unrecognized deferred tax liabilities as of December 31, 2003 for such undistributed earnings amounted to (Yen)1,709,438 thousand ($15,976 thousand).

17. Shareholders’ equity

Changes in the number of shares of common stock issued have resulted from the following:

	Years ended December 31,
	2001	2002	2003
Shares of common stock issued:
Balance at beginning of year	131,120,842	132,052,284	132,503,417
Exercise of stock purchase warrants and stock acquisition rights	931,442	451,133	116,683

Balance at end of year	132,052,284	132,503,417	132,620,100

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

Upon exercise of stock warrants, 661,200 shares of common stock at an exercise price of (Yen)142.5 per share and 270,242 shares of common stock at an exercise price of (Yen)3,200 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)479,512 thousand and (Yen)479,998 thousand, respectively, in the year ended December 31, 2001.

Upon exercise of stock warrants, 195,000 shares of common stock at an exercise price of (Yen)142.5 per share, 254,589 shares of common stock at an exercise price of (Yen)3,200 per share and 1,544 shares of common stock at an exercise price of (Yen)2,590 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)423,382 thousand and (Yen)423,369 thousand, respectively, in the year ended December 31, 2002.

Upon exercise of stock warrants and stock acquisition rights, 50,183 shares of common stock at an exercise price of (Yen)2,590 per share and 66,500 shares of common stock at an exercise price of (Yen)2,230 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)139,134 thousand ($1,300 thousand) and (Yen)139,135 thousand ($1,300 thousand), respectively, in the year ended December 31, 2003.

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

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. Prior to the amendments to the Japanese Commercial Code in 2001, no further appropriation was required when the legal reserve equals 25% of the stated capital. However, as a result of the amendments effective from October 1, 2001, no further appropriation is required when the aggregated amount of the additional paid-in-capital and the legal reserve equals 25% of the stated capital. The amounts of statutory retained earnings of the parent company available for the payment of dividends to stockholders as of December 31, 2002 and 2003 were (Yen) 9,137,919 thousand and (Yen)14,830,214 thousand ($138,600 thousand), respectively.

In October 2001, the Japanese Commercial Code has been modified. The new Japanese Commercial Code allows the Company to purchase treasury stock for any reason at any time by the resolution of the Board of Directors up to the limitation approved by the shareholders’ meeting. On March 26, 2002 and March 26, 2003, the shareholders of the parent company approved to purchase treasury stock at maximum of 5.0 million shares and (Yen)5.7 billion, and 2.5 million shares and (Yen)5.0 billion until the resolution of next Ordinary General Shareholders’ Meeting, respectively.

In September 2003, the Japanese Commercial Code has been modified. The new Japanese Commercial Code allows the Company to purchase treasury stock for any reason at any time by the resolution of the Board of Directors up to the limitation of statutory retained earnings of the parent company available for the payment of interim dividends to stockholders. On March 25, 2004, the shareholders of the parent company approved to amend the articles of incorporation in order to apply this new rule.

The Japanese Commercial Code permits a Company to distribute profits by way of interim or year-end dividends under certain conditions.

Total accumulated other comprehensive income as of December 31, 2002 and 2003 was a net credit balances of (Yen)201,202 thousand and a net debit balance of (Yen)429,981 thousand ($4,019 thousand), respectively.

18. Financial instruments

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

At December 31, 2003, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen) 200,000 thousand and (Yen) 100,000 thousand respectively, and the aggregate carrying amount of the arrangements and the related fair value were credit balance of (Yen) 4,640 thousand ($43 thousand). The fair value of interest rate swap arrangement and the interest rate cap arrangement are estimated based on the discounted amounts of future net cash flows. The interest rate swap arrangement and the cap arrangement will expire at May 2004 and January 2005, respectively.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At December 31, 2002, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen) 11,500,000 thousand and (Yen) 11,524,870 thousand, respectively. At December 31,2003, the carrying amount and the estimated fair value of the current portion of the long-term debt are (Yen) 6,500,000 thousand ($60,748 thousand) and (Yen) 6,501,522 thousand ($60,762 thousand), respectively. The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

19. Advertising costs

Advertising costs included in Operating expenses were (Yen)2,096,035 thousand, (Yen) 2,507,735 thousand and (Yen) 2,511,704 thousand ($23,474 thousand) for the years ended December 31, 2001, 2002 and 2003, respectively.

20. Customer support costs

Customer support costs are primarily payroll, related expenses and outsourced customer service fees, which relate to activities such as maintenance of customer’s database, education promotions to customers, investigation for appropriate customer support methodologies, responses to customer’s questions and sales promotions to customers via telephone. Customer support costs in operating expenses were (Yen)2,449,378 thousand, (Yen)3,857,957 thousand and (Yen)4,830,660 thousand, ($45,146 thousand) for the years ended December 31, 2001, 2002 and 2003, respectively.

21. Leases

Rental expenses under operating leases for the year ended December 31 2001, 2002 and 2003 were (Yen)1,167,026 thousand, (Yen)1,513,547 thousand, and (Yen) 1,438,801 thousand($13,447 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non- cancelable lease terms at December 31, 2003 are as follows:

	Thousands of yen	Thousands of U.S. dollars
Year ending December 31:
2004	(Yen)619,357	$5,788
2005	372,620	3,482
2006	91,991	860
2007	6,913	65
2008	3,661	34

Total minimum future lease payments	(Yen)1,094,542	$10,229

22. Commitments and contingent liabilities

From the fiscal year ended December 31, 2002, the Company has launched a new service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers and may be required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen)2,815 thousand and (Yen) 47,419 thousand ($443 thousand) of reserves for specific liabilities, as of December 31, 2002 and as of December 31, 2003, respectively, in connection with the Agreement that we currently deem to be probable and estimable.

23. Segment Information

The Company has been specializing in the ‘Security software business’.

The Company previously had not disclosed Operating Segment information as required by FAS 131 “Disclosures about Segments of an Enterprise and Related Information”. Effective from this year, the Company has implemented a new internal reporting system. The information now provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and a corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of Research and development, Marketing, Customer support and Administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our operating segment’s sales, operating income (loss) and total assets. Corporate assets are mainly cash, marketable securities, and software used to develop our products. These figures comply with the accounting policies disclosed in the Notes to these consolidated financial statements. This is the initial year of the revised segment disclosure and prior year figures have been prepared on a consistent basis.

Summarized financial information concerning the Company’s net sales and operating income (loss) by business and geographic region is as follows:

	Year ended December 31			Year ended December 31,
	2001	2002	2003	2003
	Thousands of yen			Thousands of U.S. dollars
Net sales to external customers:
Japan	(Yen)12,114,972	(Yen)18,346,779	(Yen)20,052,478	$187,406
North America	8,577,200	9,215,591	9,633,103	90,029
Europe	6,860,193	9,807,095	12,138,158	113,441
Asia Pacific	2,803,818	4,208,527	4,809,092	44,945
Latin America	970,138	1,401,645	1,455,516	13,603
Corporate	—	—	—	—

Consolidated Total	(Yen)31,326,321	(Yen)42,979,637	(Yen)48,088,347	$449,424

Operating income (loss)
Japan	(Yen) 6,867,237	(Yen)12,246,158	(Yen)12,740,687	$119,072
North America	4,722,691	5,789,640	6,067,435	56,705
Europe	3,434,702	4,760,862	5,606,304	52,396
Asia Pacific	15,514	626,866	857,604	8,015
Latin America	480,934	663,757	728,786	6,811
Corporate	(8,005,464)	(10,221,165)	(10,847,320)	(101,377)

Consolidated Total	(Yen) 7,515,614	(Yen)13,866,118	(Yen)15,153,496	$141,622

	December 31,		December 31,
	2002	2003	2003
	Thousands of yen		Thousands of U.S. dollars
Total assets
Japan	(Yen)32,476,842	(Yen)33,985,731	$317,624
North America	10,954,947	10,564,048	98,729
Europe	8,781,133	12,003,990	112,187
Asia Pacific	4,506,160	5,188,944	48,495
Latin America	1,171,195	1,631,716	15,250
Corporate	15,947,722	17,896,658	167,258

Consolidated Total	(Yen)73,837,999	(Yen)81,271,087	$759,543

Significant customer

SOFTBANK COMMERCE whose name changed into SOFTBANK BB in January 2003, an indirect wholly-owned subsidiary of SOFTBANK accounted for more than 10% of net sales to external customers for the years ended December 31, 2001, 2002 and 2003. Net sales to SOFTBANK and its affiliates for the years ended December 31, 2001, 2002 and 2003 were (Yen) 7,356,441 thousand, (Yen) 10,130,276 thousand and (Yen) 9,204,071 thousand ($86,019 thousand), respectively.

24. Subsequent events

On March 25, 2004, Trend Micro adopted at the fifteenth ordinary general meeting of shareholders the following resolutions regarding Stock acquisition rights set forth in Article 280-20 and Article 280-21 of the Japanese Commercial Code to be issued in order to introduce the stock option plan.

Number of Stock acquisition rights:

The total number of Stock acquisition rights shall be limited to a maximum of 10,000. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights:

Common shares of the Company

Issue price:

(Yen)0

Exercise period of Stock acquisition rights:

The exercise period of the Stock acquisition rights shall be from April 1, 2005 to March 31, 2010.

The person to be granted:

The directors, employees, consultants and persons proposed to be employed as employees of the Company and its subsidiaries

SCHEDULE II

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Additions charged to costs and expenses	Additions (deductions) charged to net sales	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Thousands of yen
Year ended December 31, 2001:
Allowance for doubtful accounts and sales returns	(Yen)646,566	(Yen)124,787	(Yen)110,742	(Yen)(67,535)	(Yen)35,816	(Yen)850,376

Year ended December 31, 2002:
Allowance for doubtful accounts and sales returns	(Yen)850,376	(Yen)459,780	(Yen)(274,488)	(Yen)(61,785)	(Yen)(11,846)	(Yen)962,037

Year ended December 31, 2003:
Allowance for doubtful accounts and sales returns	(Yen)962,037	(Yen)278,150	(Yen)91,678	(Yen)(301,299)	(Yen)(6,832)	(Yen)1,023,734

Notes:	1. Amounts written off.

2. Translation adjustment.

	Balance at beginning of period	Additions	Deductions	Other	Balance at end of period
Thousands of yen
Year ended December 31, 2001:
Valuation allowance —Deferred tax assets	(Yen)116,630	(Yen)165,049	(Yen)(74,580)	(Yen)—	(Yen)207,099

Year ended December 31, 2002:
Valuation allowance —Deferred tax assets	(Yen)207,099	(Yen)125,570	(Yen)(142,590)	(Yen)—	(Yen)190,079

Year ended December 31, 2003:
Valuation allowance —Deferred tax assets	(Yen)190,079	(Yen)29,009	(Yen)(60,246)	(Yen)—	(Yen)158,842

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

By:	/s/ Mahendra Negi
	Name:	Mahendra Negi
	Title:	Representative Director
Chief Financial Officer and
Executive Vice President

Date:  June 1, 2004

INDEX OF EXHIBITS

Exhibit Number		Document

1.1	*	Articles of Incorporation of Trend Micro (English translation)

1.2	**	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3		Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4		Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1	***	Specimen Common Stock Certificates

2.2	****	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1	*****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2	**	Limited Liability Agreement dated April 28, 2003, between Trend Micro Incorporated and Edward Tian

8.1		List of subsidiaries of Trend Micro

11.1		Code of Conduct

12.1		Certification of the principal executive officer of Trend Micro required by Rule 13a-14(a)

12.2		Certification of the principal financial officer of Trend Micro required by Rule 13a-14(a)

13.1		Certification of the chief executive officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2		Certification of the chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the corresponding exhibit to Trend Micro’s Form S-8 Registration Statement (File No. 333-115782) filed on May 24, 2004.
**	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-104286) filed on June 30, 2003.
***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
*****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
+	Confidential treatment granted for a portion of these documents.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.