Form 20-F/A
period 2004-03-31
TREND MICRO INC
filed 2004-09-30
CIK 1089463

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

Trend Micro Incorporated hereby amends its annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004, to file an additional exhibit as Exhibit 15.1. This amendment is filed for the purpose of updating “Item 15. Controls and Procedures” and “Item 19. Exhibits”.

PART II

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

PART III

Item 19. Exhibits.

Exhibits

Exhibit Number		Document

1.1	*	Articles of Incorporation of Trend Micro (English translation)

1.2	**	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3	******	Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4	******	Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1	***	Specimen Common Stock Certificates

2.2	****	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1	*****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2	**	Limited Liability Agreement dated April 28, 2003, between Trend Micro Incorporated and Edward Tian

8.1	******	List of subsidiaries of Trend Micro

11.1	******	Code of Conduct

12.1		Certification of the principal executive officer of Trend Micro required by Rule 13a-14(a)

12.2		Certification of the principal financial officer of Trend Micro required by Rule 13a-14(a)

13.1		Certification of the chief executive officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2		Certification of the chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1		Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the corresponding exhibit to Trend Micro’s Form S-8 Registration Statement (File No. 333-115782) filed on May 24, 2004.
**	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-10486) filed on June 30, 2003.
***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
*****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
******	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 1, 2004.
+	Confidential treatment granted for a portion of these documents.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

By:	/s/ Mahendra Negi
	Name:	Mahendra Negi
	Title:	Representative Director
Chief Financial Officer and
Executive Vice President

Date:  September 30, 2004

INDEX OF EXHIBITS

Exhibit Number		Document

1.1	*	Articles of Incorporation of Trend Micro (English translation)

1.2	**	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3	******	Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4	******	Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1	***	Specimen Common Stock Certificates

2.2	****	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1	*****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2	**	Limited Liability Agreement dated April 28, 2003, between Trend Micro Incorporated and Edward Tian

8.1	******	List of subsidiaries of Trend Micro

11.1	******	Code of Conduct

12.1		Certification of the principal executive officer of Trend Micro required by Rule 13a-14(a)

12.2		Certification of the principal financial officer of Trend Micro required by Rule 13a-14(a)

13.1		Certification of the chief executive officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2		Certification of the chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1		Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the corresponding exhibit to Trend Micro’s Form S-8 Registration Statement (File No. 333-115782) filed on May 24, 2004.
**	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-10486) filed on June 30, 2003.
***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
*****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
******	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 1, 2004.
+	Confidential treatment granted for a portion of these documents.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.