Form 20-F
period 2004-12-31
TREND MICRO INC
filed 2005-06-30
CIK 1089463

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

As of December 31, 2004, 133,167,433 shares of common stock were outstanding, including 934,800 American Depositary Shares represented by 934,800 shares of common stock.

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

Item 17  ☐    Item 18  ☒

All information contained in this report is as of December 31, 2004 or for the year ended December 31, 2004 unless the context otherwise indicates. In tables appearing in this annual report, figures may not add up to totals due to rounding.

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

Also, as used in this annual report:

•	“dollar” or “$” means the lawful currency of the United States of America, and “yen” or “(Yen)” means the lawful currency of Japan.

•	“U.S. GAAP” means generally accepted accounting principles in the United States.

•	“ADS” means an America Depositary Share, each representing 1 share of our common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2004” and “fiscal year 2004” refer to our fiscal year ended December 31, 2004, and other fiscal years are referred to in a corresponding manner.

•	In tables appearing in this annual report, figures may not add up to totals due to rounding.

A. Selected Financial Data.

You should read the following selected consolidated financial information together with the financial statements and notes to the statements which begin on page F-2 and are in response to Item 8 and Item 18. You should also read the Operating and Financial Review and Prospects included as Item 5.

The consolidated income statement information for the fiscal years ended December 31, 2002, 2003 and 2004, and the consolidated balance sheet information as of December 31, 2003 and 2004, are derived from and should be read together with our consolidated financial statements prepared in accordance with U.S. GAAP included elsewhere in this annual report.

The consolidated income statement information for the fiscal years ended December 31, 2000 and 2001, and the consolidated balance sheet information as of December 31, 2000, 2001 and 2002 are derived from our consolidated financial statements prepared in accordance with U.S. GAAP but are not included in this annual report.

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	(in millions of yen and thousands of dollars, except per share data)
Sales	(Yen)20,070	(Yen)31,326	(Yen)42,980	(Yen)48,088	(Yen)62,049	$602,420
Cost of sales	1,474	1,899	2,354	3,168	3,236	31,422

Gross profit	18,596	29,427	40,626	44,920	58,813	570,998

Operating expenses:(1)
Selling	5,445	10,001	15,052	15,360	16,009	155,431
Research and development and maintenance	2,044	2,755	3,506	3,919	4,858	47,168
Customer Support	—	2,449	3,858	4,831	5,724	55,567
General and administrative	5,304	4,453	4,344	5,656	6,144	59,651
Goodwill amortization	276	—	—	—	—	—
Goodwill write-off	—	2,253	—	—	—	—

Total operating expenses	13,069	21,911	26,760	29,766	32,735	317,817

Operating income	5,527	7,516	13,866	15,154	26,078	253,181
Other income (expense), net	1,365	241	(768)	175	247	2,401
Net income before tax	6,892	7,757	13,098	15,329	26,325	255,582
Income taxes	3,123	3,241	5,395	6,103	10,503	101,973
Income before minority interest and equity in earnings (losses) of affiliated companies	3,769	4,516	7,703	9,226	15,822	153,609
Minority interest in income of a consolidated subsidiary	7	—	—	—	—	—
Income from consolidated companies	3,762	4,516	7,703	9,226	15,822	153,609
Equity in earnings (losses) of affiliated companies	(87)	(130)	11	24	53	516
Net income	(Yen)3,675	(Yen)4,386	(Yen)7,714	(Yen)9,250	(Yen)15,875	$154,125

Net income per share (basic)(2)	(Yen)28.18	(Yen)33.33	(Yen)58.39	(Yen)70.11	(Yen)120.64	$1.17

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	(in millions of yen and thousands of dollars, except per share data)
Net income per share (diluted)(2)	(Yen) 27.53	(Yen) 33.02	(Yen) 58.22	(Yen) 69.95	(Yen)118.59	$1.15

Cash dividends per share(2)	(Yen) —	(Yen) —	(Yen) —	(Yen) —	(Yen) 14	$0.14

Weighted average common shares outstanding (basic)(2)	130,388,962	131,594,913	132,111,467	131,940,179	131,588,738
Weighted average common shares outstanding (diluted)(2)	133,454,940	132,832,159	132,494,201	132,235,128	133,863,237

(1)	Effective from the year ended December 31, 2003, we started to report customer support expenses, previously included in general and administrative expenses, as a separate line item under “Operating expenses” and reclassified certain operating expenses such as overhead costs from general and administrative expenses to selling expenses. We have retroactively made corresponding changes in our income statements for the years ended December 31, 2001 and 2002. We have not made corresponding change in our income statement for the year ended December 31, 2000, because we do not have data from those years that form the basis for reclassifying the operating expense line items in the manner described above.

(2)	We effected a one-to-two stock split on May18, 2001. The share and per share amounts for each of the two years ended December 31, 2000 and 2001 have been restated to reflect that stock split.

	Year Ended December 31,
	2000		2001		2002		2003		2004		2004
	(in millions of yen and thousands of dollars, except per share data)
Consolidated Balance Sheet Information
Cash and cash equivalents	(Yen)	24,436	(Yen)	40,783	(Yen)	47,830	(Yen)	46,719	(Yen)	52,908	$513,673
Total assets		44,574		64,729		73,838		81,271		106,734	1,036,252
Current portion of long-term debt		57		3,000		5,000		6,500		—	—
Long-term debt		9,800		11,500		6,500		—		—	—
Total liabilities		20,230		33,963		36,694		37,319		43,559	422,904
Common stock		6,183		6,834		7,257		7,396		11,427	110,942
Shareholders’ equity	(Yen)	24,344	(Yen)	30,766	(Yen)	37,144	(Yen)	43,952	(Yen)	63,175	$613,348

Exchange Rates.

In this annual report, we have translated Japanese yen amounts into U.S. dollars solely for the convenience of readers. Unless otherwise indicated, the rate we used for the translation was (Yen) 103. 00 per $1, which was the approximate rate on December 31, 2004. The following table shows the noon buying rates for Japanese yen expressed in Japanese yen per $1. On June 24, 2005 the noon buying rate announced by the Federal Reserve Bank of New York was (Yen) 109.22 per $1.

Year ended/ending December 31,	High	Low	Average (1)	Period- end
2000	114.62	101.70	108.37	114.35

2001	131.47	114.26	122.18	131.04

2002	134.77	115.71	124.81	118.75

2003	121.42	106.93	115.99	107.13

2004	114.30	102.56	108.15	102.68

2005 (through June 24)	109.58	102.26	106.14	109.22

Calendar Year 2004

December	114.30	102.56	108.15	102.67

Calendar Year 2005

January	104.93	102.26	103.34	103.55

February	105.84	103.70	104.94	104.25

March	107.49	103.87	105.25	107.22

April	108.67	104.64	107.19	104.64

May	108.17	104.41	106.59	107.97

June (until June 24)	109.58	106.64	108.44	109.22

(1)	For annual averages, calculated based on the average of the exchange rates on the last day of each month during the period. For monthly averages, calculated based on the average of daily closing exchange rates.

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

In June 2003, Microsoft Corp., a major operating system vendor, announced that it acquired certain valuable intellectual property and technology assets from GeCAD Software Srl., an anti-virus software vendor in Romania. In February 2005, Microsoft Corp. also announced that it has signed contracts to acquire Sybari Software Inc., a leading provider of anti-virus and messaging security products in the United States. At this time, we do not know the intentions of Microsoft with regard to these transactions, but if antivirus functions were to be included in its operating system products, and/or, if Microsoft decides to sell antivirus products under their own brand, this could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE GENERATE SUBSTANTIALLY ALL OF OUR SALES FROM A SINGLE PRODUCT LINE, WE ARE VULNERABLE TO DECREASED DEMAND FOR SUCH PRODUCTS.

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

DETERIORATION IN OUR RELATIONSHIP WITH SOFTBANK BB CORP. COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS.

We depend on our relationship with SOFTBANK BB (formerly SOFTBANK COMMERCE CORP.), which has played an instrumental role in the development of our business in Japan. SOFTBANK BB also has close relationships with many resellers and systems integrators through which we sell our anti-virus software to corporate end users in Japan. An adverse change in our relationship with SOFTBANK BB would result in decreased sales to SOFTBANK BB and could disrupt our relationship with many resellers of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK BB totaled approximately (Yen)10.1 billion, or 23.6%, of our net sales in fiscal 2002, approximately (Yen)9.2 billion, or 19.1%, of our net sales in fiscal 2003 and approximately (Yen)10.4 billion ($101.0 million), or 16.8%, of our net sales in fiscal 2004. Because of our dependence on SOFTBANK BB, the price of shares and ADSs could fall as a result of adverse events affecting SOFTBANK BB, even if the events do not relate directly to us.

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

OUR HARDWARE-BASED PRODUCTS FACE MANUFACTURING AND INVENTORY RISKS.

We rely on a small number of third parties to manufacture some of our hardware-based products, such as the Trend Micro Network VirusWall described in Item 4.B. We expect our reliance on third-party manufacturers to become more important as the number of our hardware-based products increases. Reliance on third-party manufacturers involves a number of risks, including a lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes in compliance with environmental and other regulations in the markets we serve, on a cost-effective basis, in a timely manner, or at all, we will have to secure additional manufacturing capacity. The unexpected loss of any of our manufacturers could disrupt our business. Furthermore, our hardware-based products contain critical components supplied by a single or a limited number of third parties. Any significant shortage of components or the failure of the third-party supplier to maintain or enhance these products could lead to cancellation of customer orders or delays in the placement of orders and adversely affect our financial condition and results of operation.

WE MAY NOT GENERATE EXPECTED RESULTS IN STRATEGIC ALLIANCES

Because we are mainly focusing our business on the field of anti-virus software and do not offer other security products such as firewalls, we actively pursue strategic alliances with other companies that allow us to provide customers with integrated or other new products and services derived from the alliances. In fiscal year 2004, we began to provide a third party URL filtering solution and have signed contracts with Cisco Systems to integrate network worm and virus outbreak-prevention services with Cisco’s products and services. To launch and provide such products and services, we may invest substantial cash and other resources in product developments, marketing promotions and support and maintenance activities. But we may not earn revenue successfully from alliances despite our efforts, and such alliance may be terminated or dissolved by various causes before generating revenue.

WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE IN THE U.S. AND EUROPEAN MARKETS BECAUSE OUR COMPETITORS ARE MORE ESTABLISHED THAN WE ARE IN THESE MARKETS.

We believe that our share of the anti-virus software market in the U.S. and Europe is significantly small relative to the market shares of our principal competitors, despite the growth of our sales in these markets in fiscal 2003 and 2004. Because our competitors are already well-established in these key markets and have greater financial and other resources and market recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

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

WE MAY SUFFER A LOSS OF SALES AND MARKET SHARE IN OUR CORE JAPANESE MARKET IF OUR COMPETITORS ACHIEVE SUCCESS IN JAPAN.

Our major competitors, McAfee, Inc. and Symantec Corporation, are active in the Japanese anti-virus software market and have allocated significant resources to achieve success in the Japanese anti-virus software market. Although these competitors currently have smaller shares of the Japanese market than us, each has significantly greater financial, marketing and other resources than we do. Additionally, competition in our core Japanese market could intensify in the future if other competitors emerge. As a result of our competitors’ efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors’ success could have a material adverse effect on our business, financial condition and results of operations.

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

If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage our growth. In particular, we may be unable to:

•	provide effective customer service;

•	develop and deliver products in a timely manner;

•	implement effective financial reporting and control systems; and

•	exploit new market opportunities and effectively respond to competitive pressures.

WE SELL OUR PRODUCTS THROUGH INTERMEDIARIES WHO MAY NOT VIGOROUSLY MARKET OUR PRODUCTS, OR MAY RETURN OUR PRODUCTS.

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

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE ARE REQUIRED TO PAY SIGNIFICANT AMOUNTS OF PENALTY PAYMENTS PURSUANT TO THE TERMS OF OUR SERVICE LEVEL AGREEMENTS.

We guarantee a certain quality of product support to our customers through our service level agreements. Pursuant to the terms of these agreements, under some circumstances, we are required to make penalty payments to our customers. For example, if we fail to provide our customers a virus pattern file within two hours of our receipt of a virus from the customer, the terms of the agreement require us to make a penalty payment to the dissatisfied customer which may amount up to 100% of the initial sale price. We have established reserves based on our assumptions and estimates. However, our assumptions and estimates may be wrong and our actual total penalty payments could materially exceed our reserves and adversely affect our results of operations and financial condition.

WE RELY HEAVILY ON OUR MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY NOT REMAIN WITH US IN THE FUTURE.

We rely, and will continue to rely, on a number of key technical and management employees, including our Chief Executive Officer, Eva Yi-Fen Chen. While we require our employees to sign employment agreements, our employees are generally not otherwise subject to noncompetition covenants. If any of our key employees leave, our business, results of operations and financial condition could suffer.

FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS COULD CAUSE THE MARKET PRICE FOR OUR SHARES AND OUR ADSs TO BE VOLATILE.

We believe that our quarterly financial results may fluctuate in ways that do not reflect the long-term trend of our future financial performance. It is likely that in some future quarterly periods, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our shares and our ADSs could fall.

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

WEAKNESS IN THE JAPANESE ECONOMY MAY HURT OUR BUSINESS PERFORMANCE BECAUSE JAPAN IS OUR LARGEST MARKET.

While our sales in the U.S. and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales in Japan accounted for approximately 43% of our net sales in fiscal 2002, approximately 42% in fiscal 2003 and approximately 41% in fiscal 2004. In the past three years, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during the last three years. Because of our dependence on the Japanese market, any further deterioration in the condition of the Japanese economy could negatively impact our net sales.

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

BECAUSE OUR BUSINESS DEPENDS SIGNIFICANTLY ON INTELLECTUAL PROPERTY, INFRINGEMENT OF OUR INTELLECTUAL PROPERTY COULD HURT OUR BUSINESS.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, our U.S. consolidated subsidiary holds seven issued U.S. patents and our Taiwan consolidated subsidiary holds four issued U.S. patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our customers, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US IN THE FUTURE COULD HURT OUR BUSINESS.

Our products are designed to protect customers’ network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Additionally, as viruses are constantly evolving, purchasers of our software products must regularly update the software they have purchased from us with virus protection files that we make available for download from our website. Should we fail to properly test these virus protection files and distribute a defective file, these files could cause damage to the personal computers of our customers who have downloaded a defective file. For example, a file that we distributed on April 23, 2005 for an approximately 90 minute period caused the computers of those updating with the file to slow and, in some cases, shut down. Cases of our files damaging the computers or our customers could lead to significant damage to our reputation and customers could sue on product liability or related grounds. Furthermore, starting in 2001, we began selling hardware devices which could give rise to a higher incidence of product liability claims than we have up until now experienced. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to certain types of product liability claims. However, in some jurisdictions these provisions may not be enforceable on statutory, public policy or other grounds. We currently do not carry product liability insurance covering claims arising in the U.S. Damage to our reputation or successful product liability or related claims brought against us could materially harm our business.

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

WE MAY HAVE TO CONSTRAIN OUR BUSINESS ACTIVITIES TO AVOID BEING DEEMED AN INVESTMENT COMPANY UNDER THE U.S. INVESTMENT COMPANY ACT OF 1940.

In general, a company which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, may be deemed to be an investment company under the U.S. Investment Company Act of 1940. We do not believe that we are an investment company as defined under the U.S. Investment Company Act of 1940. However, if we were to be deemed an investment company, we would be prohibited from issuing our securities in the United States and may have to terminate our U.S. listing or other sponsorship promoting a U.S. trading market for our issued securities. In order to avoid these prohibitions, we may be forced to forego otherwise attractive business opportunities, potentially limiting our growth and our profitability.

BECAUSE OF THE INFLUENCE OF OUR PRINCIPAL SHAREHOLDERS, OUR OTHER SHAREHOLDERS MAY BE UNABLE TO INFLUENCE OUR BUSINESS.

Our principal shareholders, including major shareholders who beneficially own more than 5% of the issued shares of our common stock and directors, beneficially owned approximately 43.1% of our outstanding shares as of December 31, 2004. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

OUR STOCK PRICE IS VOLATILE, AND INVESTORS BUYING THE SHARES OR ADSs MAY NOT BE ABLE TO RESELL THEM AT OR ABOVE THEIR PURCHASE PRICE.

Shares of our common stock are traded on the Tokyo Stock Exchange, which is the principal market for our shares. Recently, the U.S. and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of (Yen)1,440 and a high of (Yen)9,005. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $12.16 and a high of $159.38. The closing price on the Tokyo Stock Exchange for our stock on May 27, 2005 was (Yen)3,520, and the closing price on the Nasdaq National Market for our ADSs on May 27, 2005 was $32.45 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

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

Item 4. Information on the Company.

A. History and Development of the Company.

We develop, market and support antivirus and Internet content security software and services. Our legal name in Japan is Trend Micro Kabushiki Kaisha and Trend Micro Incorporated in the U.S. Our commercial name in both Japan and the U.S. is Trend Micro. Founded in 1988 by Steve Chang, we led the migration of virus protection from the desktop to the network server and the Internet gateway. Today, through Trend Micro Enterprise Protection Strategy, we focus on providing customers with an approach to managing the impact of mixed threats such as the NIMDA and Code Red viruses.

We were established in 1989 as a Taiwanese company. Through a series of transactions in August 1996, Trend Micro Kabushiki Kaisha (a joint stock corporation) which was established in October 1988, became the parent company of the Trend Micro group.

Our head office is located at Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-Chome, Shibuya-ku, Tokyo 151-0053, Japan. Our telephone number is 81-3-5334-3600. Our North American headquarter is in Cupertino, California, U.S.A. and we have business units worldwide. Our agent for service of process in the United States is Eva Chen, Director, c/o Trend Micro Inc., 10101 N. De Anza Blvd., Cupertino, California 95014.

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

We currently have more than 2,600 employees and are represented more than 30 countries.

B. Business Overview.

INDUSTRY BACKGROUND

A computer virus is a program—a piece of executable code—that has the unique ability to replicate. Like biological viruses, computer viruses can spread quickly and are often difficult to eradicate. With e mail now used as an essential business communication tool, viruses are spreading faster than ever. Viruses attached to email messages can infect an entire enterprise in a matter of minutes, which may cost companies millions of dollars annually in lost productivity and clean-up expenses. Mixed-threat attacks like NIMDA, threaten computer systems at multiple levels.

In response to the virus threat, the antivirus software market has grown significantly in the past few years and is expected to continue to grow in the future. According to International Data Corporation, an independent research organization, in 2003, worldwide revenue for antivirus software reached $2.6 billion, representing a 21% growth over 2002 revenue and estimates that this market will increase at a 12.5% compound annual growth rate and reach $4.8 billion by 2008.

Our vision is to create “A world safe for exchanging digital information”. We offer solutions to prevent the invasion of viruses and other malicious content into corporate networks, small and medium business networks and individual PCs.

Network systems including the Internet are an integral part of corporate activities and life at home. However, the methods viruses use to access computers have become more elaborate and malicious, causing serious problems for users. Furthermore, problems are arising where spyware, spam and inappropriate Web use diminish the functionality and efficiency of network and Internet use.

Against this backdrop, the needs of corporate networks and individual users for security vendors have expanded and intensified. Our role extends beyond merely developing and selling security products. We also provide services to offer a more effective security solution. Through this business model, we are contributing to the development of a digital society around the world.

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

Trend Micro Enterprise Protection Strategy

Trend Micro Enterprise Protection Strategy, our threat and outbreak management strategy to prevent computer viruses, is implemented using centralized management of an integrated security suite and outbreak prevention appliance. This solution is supported by real-time, threat-specific knowledge from TrendLabs, Trend Micro’s global network of security experts.

We help enable IT managers to proactively manage the outbreak lifecycle. This lifecycle consists of four phases—vulnerability prevention, outbreak prevention, virus response and assessment and restoration.

Vulnerability Prevention

In this phase, vulnerability assessment tools help enforce security policies, block noncompliant devices from network access and isolate specific threat-related vulnerabilities to pre-empt attacks. Trend Micro Vulnerability Assessment is a key product component of this phase. Centrally managed by Trend Micro Control Manager, a centralized outbreak management console, Vulnerability Assessment integrates with other Trend Micro products and services to identify vulnerabilities in the network. Vulnerability Assessment determines risk ratings to alert IT managers of specific viruses correlated with system vulnerabilities and identifies patches needed to prevent exploits. Leveraging data from Vulnerability Assessment, Trend Micro Network VirusWall (described below) assists IT managers to selectively perform the following actions:

•	Isolate unpatched machines for Microsoft operating system vulnerabilities before or at the onset of an outbreak.

•	Quarantine infected LAN segments to stop virus propagation.

•	Check devices for the latest pattern files, scan engine, and antivirus software from major antivirus vendors, to control network access of noncompliant machines.

Outbreak Prevention

The outbreak prevention phase is the critical period when a threat has been identified, but a pattern file or patch has not yet been deployed. Without sufficient information, IT managers struggle to not only identify protective actions but also to deploy them effectively across the organization. Trend Micro Outbreak Prevention Services include outbreak prevention policies, which are strategic recommendations to manage the various methods in attacking the virus and to assist IT managers in deflecting, isolating, and stopping virus outbreaks. Through Trend Micro Control Manager, outbreak prevention policies can be deployed manually or automatically to block any combination of file extensions, executables, IP addresses, ports, instant message channels, and file transfer protocols. IT managers can use outbreak prevention policies to perform the following actions:

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

Virus Response

The virus response phase of the outbreak lifecycle occurs during the deployment of a pattern file, network signature, or patch. This reactive phase is the single focus of most antivirus products. In contrast, Trend Micro Control Manager coordinates virus response with outbreak prevention policies to enable proactive outbreak lifecycle management from a central console. Our scanning engines provide IT managers with the following benefits:

•	Comprehensive protection with virus scanning and detection at both the network layer and the application layer;

•	Increased accuracy, scanning performance and virus detection with scanning engines that search for viruses based on the identified threat; and

•	A guarantee (Trend Micro Service Level Agreement) that new virus pattern files will be delivered within two hours of virus case submission or Trend Micro will pay a certain penalty fee depending on the terms of the agreement entered into with the customer.

Assessment and Restoration

The assessment and restoration phase of the outbreak management lifecycle is the period after a pattern file, network signature, or patch is deployed and the virus has been contained. Cleaning the network of virus remnants and restoring systems is tedious and costly because most organizations perform these tasks manually. In contrast, Trend Micro Damage Cleanup Services automate clean-up and restoration to mitigate administrative cost and burden. Centrally managed through Trend Micro Control Manager, Damage Cleanup Services feature agent-less remote deployment, allowing IT managers to assess, clean, and restore infected PCs and servers located in remote locations without end-user intervention. Damage Cleanup Services are designed to result in cost-effective clean-up by helping IT managers do the following:

•	Prevent re-infection by removing memory resident worms and Trojans (a type of virus that can conceal itself) and their effects, such as unwanted registry entries and viral files;

•	Reduce administrative burden via coordination with outbreak prevention policies; and

•	Perform consistent clean up aided by detailed reports from Trend Micro Control Manager.

Distribution of a Defective Virus Pattern File in April 2005

On April 23, Trend Micro published pattern file 2.594.00 with the intent to protect customers from a new type of BOT virus that could cause an infected PC to become a launching point for spam. Given the number of variants of this threat and what they are designed to do, we believe they have the potential to cause great damage to users and puts at risk the safety and integrity of the networks through which they might spread. Unfortunately, pattern file 2.594.00, which employed a new, generic unpacking and heuristic script technology designed to detect and eliminate these new types of BOT viruses and their variants, generated some performance conflict with computers running on Microsoft Windows XP and certain other operating systems. As a result, this caused the impacted machines to experience high CPU consumption and subsequent system instability.

For any customers experiencing instability, Trend Micro has provided a set of solutions which can be found under the Support section of Trend Micro’s website. Additionally, Trend Micro has extended support hours especially to help those customers who had this special intersection of circumstances and were affected by this issue. Trend Micro continued testing in order to fully understand initial assessments and fix the issue. We found that the pattern file caused performance issues on systems with Scan Engine 7.5 and above while scanning a particular type of executable file found in certain versions of operating system service packs. Owing to a large number of variants discovered by our researchers of a particular BOT threat (each of which used a different compression algorithm), Trend Micro enhanced the decompression ability of its pattern file with a view to prevent further variants of this BOT from infecting customers. However, within pattern file 2.594.00, TrendLabs included support for 3 additional heuristic patterns, including UltraProtect decompression support, which is used by several WORM_RBOT variants. Due to an isolated anomaly in the engineering, development and pattern release process, the UltraProtect decompression may in certain circumstances cause some systems to experience high CPU power consumption, which can lead to system instability when this specific file type is scanned using pattern file 2.594.00.

Through its analysis, Trend Micro has determined that while pattern file 2.594.00 was designed to prevent several new variants of a fairly new type of BOT threat from infecting its customers, the issues with pattern file 2.594.00 were caused by how the testing was conducted for this type of solution. Therefore, we are taking the following steps to ensure that future instances of this issue do not occur.

•	We have invested in additional resources to immediately improve our development, review, testing and monitoring processes to ensure efficient execution of Trend Micro virus pattern signatures.

•	We are developing an automated method within the tool used to create virus pattern signatures. This automation would help to determine the potential for possible future instances of high CPU utilization caused by our pattern files.

•	We are enhancing the Scan Engine to include a self-monitoring mechanism.

We are increasing the scope and support of our testing coverage and of our processes to prevent reoccurrence of such issues.

Trend Micro Products and Services

Our products and services are designed to deliver coordinated protection at the file, application, data, and network layers to proactively manage the outbreak lifecycle. Our solutions, described in more detail below, operate across a range of computer operating system platforms, including Windows Server 2003, Windows NT, Windows 98/XP/2000, Linux, Sun Solaris and several versions of UNIX. Our products protect all entry points in the network.

Management Product

Trend Micro Control Manager is a centralized outbreak management console designed to simplify enterprise-wide coordination of outbreak security actions and management of Trend Micro products and services. Trend Micro Control Manager acts as a central command center for deployment of Trend Micro’s threat-specific expertise across the network and to select third-party products to proactively manage outbreaks. Designed to deliver the flexibility and scalability organizations need, Trend Micro Control Manager offers a multi-tier management structure with customization options for expanded control. Robust graphical reporting provides vital security insights, such as sources of infections or vulnerabilities and consolidated, detailed information regarding virus events or unusual activities.

Network Product

Trend Micro Network VirusWall is an outbreak prevention appliance that assists organizations in stopping network viruses such as MSBLAST and NETSKY. It also blocks high threat vulnerabilities during outbreaks and quarantines and cleans infection sources including unprotected devices as they enter the network. Trend Micro Network VirusWall does not only monitor threats or provide threat information but also helps organizations take precise outbreak security actions and proactively detects, prevents, contain and eliminates outbreaks. By deploying Trend Micro Network VirusWall in network LAN segments, organizations can significantly reduce their security risk, network downtime and outbreak management burden. Trend Micro Network VirusWall supports the Trend Micro Enterprise Protection Strategy and is managed by Trend Micro Control Manager.

Internet Gateway Products

Trend Micro Spam Prevention Solution is a high-performance anti-spam application that blocks non-productive and malicious spam at the Internet gateway. It employs patent-pending, heuristic technology that can evaluate, identify and monitor existing and new messages using multiple spam email characteristics, providing highly accurate spam capture rates with very low false positives. Flexible configuration options allow administrators to set different spam-catching sensitivities for various spam categories and can delete suspected spam immediately to help alleviate congestion on downstream servers. An easy-to-use configuration menu, designed to hide the complexity of the underlying Anti-Spam Engine technology, helps enable administrators to implement updates without changing the existing rules structure. The Anti-Spam Engine technology is integrated within Trend Micro InterScan Messaging Security Suite, which provides antivirus and content security offerings. Spam Prevention Solution runs seamlessly with third-party Message Transfer Agents and mail servers. Trend Micro Spam Prevention Solution sits at the gateway, analyzing messages while in-transit, to address the performance and scalability requirements of the global enterprise.

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

InterScan Web Security Suite is designed to deliver high-performance, scalable Web security at the gateway for both HTTP (Hyper-text Transfer Protocol) and FTP (File Transfer Protocol) traffic. Specifically designed to improve the Web user experience, InterScan Web Security Suite addresses the performance decline associated with the natural latency introduced by virus scanning. InterScan Web Security Suite can support both standalone and Internet Content Adaptation Protocol scanning, offering flexible Web security for the enterprise. Designed for alternative configurations and future applications, this new architecture coupled with the Trend Micro Enterprise Protection Strategy, extends the benefits of outbreak lifecycle management to Web-based traffic, resulting in a lower cost and longer-term investment.

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

Trend Micro InterScan VirusWall for Small and Medium Business, a comprehensive gateway antivirus, anti-spam and content filtering solution, protects against malicious threats at the gateway before they reach the interior of your network. Designed for growing companies, it filters Internet email and Web traffic to ensure that email and Web contents are free of viruses and spam. InterScan VirusWall for Small and Medium Business features a single point of management with an intuitive interface that facilitates administration and lowers the total lifetime cost of your security strategy. InterScan VirusWall for Small and Medium Business provides a high degree of protection at the gateway, featuring in-depth scans of SMTP (Simple Mail Transfer Protocol), HTTP, and FTP streams. Furthermore, it also checks POP3 (Post Office Protocol 3) traffic helping to ensure that networks are protected even when employees access their Internet email accounts. Integrated anti-spam and email content filtering also help maintain productivity and ensure the appropriate use of Internet resources.

Email and Groupware Products

ScanMail for Microsoft Exchange provides real-time detection and removal of viruses from email and attachments before they reach the desktop. It is easy to deploy and configure via either a Web or Windows-based management console. Coupled with the ScanMail eManager plug-in, it provides comprehensive content filtering to help block non-business email and filter inappropriate content in emails and attachments. ScanMail is fully integrated with the latest Microsoft APIs and supports Microsoft Exchange 5.5, Microsoft Exchange 2000, and Exchange 2003 servers.

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

ScanMail for Lotus Domino offers comprehensive virus protection and content security for the Lotus Domino environment. It scans viruses hidden in databases and email attachments, and it also protects collaboration tools such as Lotus Sametime and Quickplace. ScanMail is designed to operate as a native Domino server application and provides administrators with a familiar, intuitive interface. It supports Microsoft Windows 2000, Sun Solaris, IBM AIX, S/390, AS/400, Red Hat Linux, and SuSE.

File Server and Storage Products

Trend Micro ServerProtect provides antivirus scanning for servers or storage appliances. It detects and removes viruses from files and compressed files in real time before they reach the end user. Administrators can use a Windows-based console for centralized management of virus outbreaks, virus scanning, virus pattern file updates, notifications, and remote installation. ServerProtect supports Microsoft Windows Server 2003, Microsoft Windows 2000, Microsoft Windows NT 4, Linux, Novell NetWare servers, Network Appliance filers, and EMC celerra.

Trend Micro PortalProtect provides comprehensive virus protection and content security for enterprise information portal (EIP) systems and their users. Designed for specific use with EIP systems built using Microsoft SharePoint Portal Server, PortalProtect offers integration with the Microsoft Virus Scanning API and other Microsoft technologies.

Desktop Products

OfficeScan Corporate Edition provides comprehensive virus protection for desktop and mobile clients. OfficeScan offers centralized management features, which allow administrators to fully manage and enforce antivirus policies across the entire organization. Designed to provide reliable and transparent virus scanning and virus removal, OfficeScan incorporates robust damage cleanup services that help remove malicious codes and repair system damages.

Trend Micro PC-cillin Internet Security provides comprehensive and easy-to-use protection from viruses, hackers, and other Internet-based threats. Its new advanced features go far beyond standard antivirus and firewall protection, helping to safeguard your PC from new emerging threats like network viruses, spam email, inappropriate web content, and spyware programs that can compromise your privacy. The Network Virus Emergency Center provides the most advanced protection from today’s fast spreading network viruses such as MSBLAST, SOBIG, and Code Red. It proactively warns users about new network virus outbreaks and scans for these viruses at the network firewall level where they attempt to penetrate your PC. If network virus activity is detected, it can automatically invoke the Internet Lock feature stopping the virus from infecting the PC and spreading to other computers. PC-cillin Internet Security also includes a powerful new anti-spam scanner that detects and flags annoying and potentially dangerous unwanted email. For business travelers, the Firewall Profiles feature allows users to quickly adjust security control levels for different network environments such as home, work, Wi-Fi (Wireless Fidelity), and on the road. Trend Micro PC-cillin Internet Security is backed by our technical support.

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

Premium Support Program provides customers with timely assistance that combines rapid response times with technical and computer security expertise to quickly address customer issues. A wide range of service plan options are offered that provide varying levels of personalized customer service from enhanced online support to dedicated on-site support.

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

Seasonality

Our quarterly net sales are subject to seasonal fluctuations. For example, net sales of corporate products in Japan may be lower in the quarters ending June and December, and higher in the quarters ending March and September, while net sales of consumer products in Japan may be higher in the quarter ending December. Net sales of corporate products in the U.S. and Europe may be lower in the quarter ending March and higher in the quarter ending December.

SALES AND MARKETING

Our products are generally sold to corporate customers on a per-user license basis through our channel partners which include systems integrators, distributors, and value-added resellers, with the remaining portion consisting largely of package software sales through channel partners and our online Web stores. We view our channel partnerships as key to our success. Our support programs, such as training and certification programs for our products, help cultivate relationships with our channel partners. Channel partners are integral to increasing the brand recognition and visibility of Trend Micro products and services in the network antivirus and Internet content security market.

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

Regional Overview

Japan

Overview. We sell our products in Japan to both corporate and individual end users primarily through systems integrators and distributors, and conduct a limited amount of direct sales to end users, including online sales through a reseller’s website. Our Japan net sales accounted for approximately 41% of our net sales or (Yen)25.4 billion in 2004, approximately 42% or (Yen)20.1 billion in 2003 and approximately 43% or (Yen)18.4 billion in 2002.

Distribution Through Systems Integrators and Distributors. Virtually all sales to Japanese corporate users are made through systems integrators. In Japan, systems integrators play a large role in delivering management information services, providing primary computer support services such as installation, systems integration, upgrades, and maintenance.

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

Historically, a significant percentage of our Japan net sales have been sales to SOFTBANK. For example, sales to SOFTBANK BB totaled approximately (Yen)10.1 billion or 23.6% of net sales in 2002, (Yen)9.2 billion or 19.1% of net sales in 2003 and (Yen)10.4 billion ($101.0 million) or 16.8% of net sales in 2004. The majority of sales to SOFTBANK BB in 2001, 2002, and 2003 consisted of SOFTBANK BB’s sales of our products to systems integrators.

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

North America

Overview. Our North American region includes the United States and Canada, with headquarters in Cupertino, California. Products are sold through distributors, value-added resellers and managed service providers. Our North America net sales accounted for approximately 19% of our net sales or (Yen)11.9 billion in 2004, approximately 20% or (Yen)9.6 billion in 2003 and approximately 21% or (Yen)9.2 billion in 2002.

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

Europe, the Middle East and Africa

Overview. We are represented throughout Europe, the Middle East and Africa (EMEA), with offices in Germany, France, Italy, Spain, U.K., Norway, Sweden, the Netherlands, Belgium, and United Arab Emirates. Our European Support Center, which is located in Munich, Germany, offers real-time technical support and antivirus expertise to our channel partners throughout Europe. Our EMEA net sales accounted for approximately 26% of our net sales or (Yen)16.4 billion in 2004, approximately 25% or (Yen)12.1 billion in 2003 and approximately 23% or (Yen)9.8 billion in 2002.

Distributors. The majority of European revenues are from sales of site licenses to corporate users. Principal distributors for the EMEA region include: Belgium/Luxembourg: Logix, Risc Technology, NOXS and Solution Wiz (consumer/SoHo products). Netherlands: Risc, NOXS, Solution Wiz (consumer and SoHo products). Middle East/Africa: SecureData, Online Distribution and Hilan Tech. France: Cris Reseaux, IP Vista, Risc, Risc Technology, ComputerLinks, InfoManage (Switzerland) and Config (North Africa). Germany: ComputerLinks AG, Entrada Kommunikations GmbH, ICON Systems GmbH, Infinigate Deutschland GmbH and Tech Data Midrange GmbH. Italy: IT Way SPA, Computer GROSS, ComputerLinks, Esprinet SPA and J.Soft SRL. Nordic Region: Network Technologies A/S (Denmark), Itegra AB (Sweden), Securesoft AB (Sweden), Scribona AS (Norway), Itegra AS (Norway) and Securesoft OY (Finland). Spain: ADD, AFINA, GTI and Diode (effective June 2003) UK: e92plus Ltd, Sphinx and Unipalm.

Our customers in EMEA include various government departments, educational institutions, large corporations and small and medium sized businesses. A majority of the contracts include Internet gateway, email server, and client server products as described above.

Asia Pacific

Overview. We are represented throughout the Asia Pacific region (excluding Japan), with offices in Taiwan, Hong Kong, China, Singapore, Malaysia, Thailand, Indonesia, India, Korea, Australia, and New Zealand. Trend Micro’s ISO9001:2000 and COPC-2000 standards-certified headquarters for TrendLabs, our global product support and antivirus research center, is located in Manila, the Philippines; this facility and others like it provide continuous 24 hours-a-day, seven-days-a week coverage to our customers around the world. Our Asia Pacific net sales accounted for approximately 10% of our net sales or (Yen)6.3 billion in 2004, approximately 10% or (Yen)4.8 billion in 2003 and approximately 10% or (Yen)4.2 billion in 2002.

Distributors. The majority of Asia Pacific revenue is from sales of site licenses to corporate users and consumer products to home users. Principal distributors in Asia Pacific include: Taiwan: TWP, UCOM and Jetwell Computer. Hong Kong: Datalink, SIS, and Digital China. China: Dawncom Business Technology and Service and Secure China Global Communication. South Asia: Ingram Micro, ACA Pacific, ECS Computer, Select Technologies. Korea: Daou System, Intercom Software and Sun Tek. Australia: Alstom IT, Ingram Micro, and Channelworx. New Zealand: Lan One and Soft Solutions.

Our customers in Asia Pacific include local government departments and agencies and large corporations from various industry sectors like commercial banking, telecommunications, Internet service providers, and other service providers over the Internet and securities firms. A majority of the contracts include the purchase of Internet gateway, client PC, and server products as described above.

Latin America

Overview. Our Latin America Region (LAR) includes the countries located in South America, Central America, the Caribbean, as well as Mexico. Our LAR has offices established in Mexico and Brazil. Products are sold through a network of distributors and resellers, with the majority of LAR revenues derived from sales of software licenses to corporate users. Our Latin America net sales accounted for approximately 3% of our net sales or (Yen)2.0 billion in 2004, approximately 3% or (Yen)1.5 billion in 2003 and approximately 3% or (Yen)1.4 billion in 2002.

Distributors. The bulk of Latin American revenue is from sales of software licenses through distributors and resellers to enterprise users. Principal distributors in Latin America include Afina (Latin America), CNT (Brazil) and Mude (Brazil).

Our customers in the Latin America Region include various government agencies, and large corporations from the commercial banking, energy, securities and telecommunication sectors.

OPERATIONS

In Japan, we outsource assembly, packaging and shipping of all of our anti-virus software products to value-added resellers. Our Taiwanese subsidiary and, in some cases, third-party service providers assemble, package, and ship products to be sold in the United States, Europe, and Asia other than Japan. Software products are generally shipped within seven days of receipt of an order and hardware products are generally shipped within ten days. Accordingly, there is some minimal order backlog at all times.

LEGAL PROCEEDINGS

We are involved in normal claims and other legal proceedings in the ordinary course of business, and are not involved in any litigation or other legal proceedings which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on us or our operations.

C. Organizational Structure.

We are not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government. The following table lists our consolidated subsidiaries as of April 30, 2005.

NAME	COUNTRY OF INCORPORATION	EQUITY HELD BY TREND MICRO DIRECTLY OR INDIRECTLY
Trend Micro Incorporated	Taiwan	99%

Trend Micro Inc.	USA	100%

Trend Micro Korea Inc.	Korea	99%

Trend Micro Italy S.r.l.	Italy	100%

Trend Micro Deutschland GmbH	Germany	100%

Trend Micro Australia Pty. Ltd.	Australia	100%

Trend Micro do Brasil Ltda.	Brazil	99%

Trend Micro France	France	99%

Trend Micro Hong Kong Limited	China	100%

Trend Micro Latinoamerica S.A. de C.V.	Mexico	100%

Trend Micro (UK) Limited	UK	100%

Trend Micro (China) Incorporated	China	100%

Servicentro TMLA, S.A. de C.V.	Mexico	100%

Trend Micro (EMEA) Limited	Ireland	100%

Trend Micro (Singapore) Private Limited	Singapore	99%

Trend Micro (NZ) Limited	NZ	100%

Trend Micro Malaysia Sdn. Bhd.	Malaysia	99%

Trend Micro (Thailand) Limited	Thailand	91%

D. Property, Plants and Equipment.

Our headquarters is located in Tokyo, Japan, where we lease an aggregate of 3,897 square meters of office space under a lease contract which expires in April 2007. We also lease an aggregate of approximately 579 square meters of office space in Osaka, Fukuoka, and Nagoya.

We lease approximately 37,490 square feet of office space in Cupertino, California, U.S.A., under a lease which expires in January 2009. We also lease an aggregate of approximately 17,290 square feet of office space in Marlow, United Kingdom., under a lease which expires in June 2013. We lease office space for our regional sales, research and development and sales office in Taiwan and for our customer service center in the Philippines. We also lease small sales offices in Argentina, Australia, Benelux, Brazil, China, France, Germany, Hong Kong, India, Italy, Malaysia, Thailand, Mexico, Middle East-Africa, Norway, Belgium, Singapore, South Korea, Spain and Sweden.

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

OVERVIEW

Strategy

We develop, market and support anti-virus software and management solutions for corporate computer systems and desktop personal computers. In the anti-virus industry there are two U.S. competitors having a higher global market share than we. These companies have strong brand-name recognition and sales forces especially outside Japan because they have longer histories in the industry. They are also developing businesses supported by management resources larger than ours, including work forces and financial strength under such circumstances, we aim for further growth by developing original solutions which respond to the evolution of computer viruses faster than our competitors by concentrating our management resources, by improving our superiority in products and services with additional improvements in the specifications and performance of our products from the view point of customers, and by strengthening customers’ loyalty with our marketing development which is conscious of customer attributes characterized by the differences in purchasing behavior.

While we specialize in the antivirus area, we have formed several alliances with dominant vendors in areas other than antivirus solutions. During this year, we announced affiliation with U.S. Cisco Systems, the world’s largest network equipment vendor. As a result of the affiliation, we have now a plan to put our antivirus solutions on the market as internal functions of Cisco’s routers, switches and security appliance products. We consider that this sort of affiliation plays an important role in our sales strategy since we can expect effects of combination of products to be competitive in their respective areas and complement each other’s sales channels.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements, which we discuss under “Results of Operations” below. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: judgment for revenue recognition which impacts our net sales; estimate of allowance for sales returns and allowance for doubtful accounts, which impacts our sales return provision and doubtful accounts provision; recognition and measurement of income tax, current and deferred income tax assets and liabilities, which impacts our tax provision. We discuss these policies further, as well as the estimates and judgments involved, below.

Revenue Recognition

We account for the licensing of software in accordance with Statement Of Position (SOP) 97-2, “Software Revenue Recognition”, released by the American Institute of Certified Public Accountants. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. End users receive certain elements of our products over a period of time. These elements include post-contract customer support services which includes virus pattern updates, unspecified product version updates, telephone and online technical support, the fair value of which is recognized ratably over the service period. We allocate revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which is determined based on separate sales of renewals to customers. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue.

Allowance for Sales Returns and Allowance for Doubtful Accounts

We primarily sell retail packages through intermediaries. After sale of a retail package, we may approve certain returns from intermediaries or end-users. Therefore, we must make estimates of potential future product returns related to current period product revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns. Significant management judgments and estimates must be made and used in connection with establishing the sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. The balance of allowance for doubtful accounts and sales returns were (Yen) 293 million ($2,843 thousand) and (Yen) 572 million ($5,554 thousand) as of December 31, 2004, respectively. Similarly, we must make estimates of the uncollectability of our accounts receivables. We specifically analyze accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was (Yen) 15,245 million ($148,012 thousand), net of allowance for doubtful accounts and sales returns of (Yen) 865 million ($8,397 thousand), as of December 31, 2004.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves our estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded this valuation allowance of (Yen) 181 million ($1,762 thousand) as of December 31, 2004, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

The net deferred tax asset as of December 31, 2004 was (Yen) 7,921 million ($76,901 thousand), net of a valuation allowance of (Yen) 181 million ($1,762 thousand).

POTENTIAL EFFECT ON OUR RESULTS OF OPERATIONS FROM DISTRIBUTION OF A DEFECTIVE VIRUS PATTERN FILE IN APRIL 2005

As described under in Item 4.B. - Distribution of a Defective Virus Pattern File in April 2005, we distributed a defective virus file pattern that resulted in damage to the computers of our customers who downloaded the file. As described in Item 4.B., we took steps to resolve our customers’ problems and ensure that a similar problem would not recur. While the ultimate effect on our results of operations for the year ending December 31, 2005 is still not known, as of June 10, 2005 we have incurred approximately (Yen) 584 million in costs and expenses related to this issue. However, the possibility of incurring further cost is undeniable. In addition, despite the fact that it is impossible to calculate the ultimate effect. Management expects this issue to result in decreased.

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

The following table sets forth certain consolidated statements of income data as a percentage of net sales for the periods indicated:

	Years ended December 31,
	2002	2003	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	5.5%	6.6%	5.2%

Gross profit	94.5%	93.4%	94.8%

Operating expenses:
Selling	35.0%	31.9%	25.8%
Research and development and maintenance	8.1%	8.2%	7.9%
Customer Support	9.0%	10.0%	9.2%
General and administrative	10.1%	11.8%	9.9%

Total operating expenses	62.2%	61.9%	52.8%

Operating income	32.3%	31.5%	42.0%

Our Revenue Structure

Our revenue is derived primarily from product revenue, which includes software product license and post-contract customer support (PCS) services. Product revenue includes limited sales of our products to other companies for inclusion in their products. Revenue from our post-contract customer support services, which includes virus pattern updates, product version updates, telephone and online technical support, is deferred and recognized ratably over the service period. We allocate revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Upon expiration of the initial term, corporate end users can renew the post-contract customer support services annually by paying a fee generally equal to one-half of the initial license fee in Japan and between 20% and 50% of the initial license fee in the United States and elsewhere, depending on the country. For retail purchasers of PC-cillin/Virus Buster, the license fee includes post-contract customer support services for the initial one-year term only. In order to receive post-contract customer support services after the initial term, these retail purchasers must pay a percentage, generally less than one-half, of the original license fee.

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

We operate our business in five geographic regions: Japan, Europe, North America, Asia Pacific and Latin America. Japan accounted for around 40% and, together with Europe and North America, over 80% of our net sales for each of our last three fiscal years.

Sales by Product and Service

The following table sets forth net sales by Product and Service for the periods indicated:

	2002			2003			2004				Year over Year Growth
	(in millions of yen and thousands of U.S. dollars, except percentages)										2003	2004
Server based	(Yen)	5,218	12%	(Yen)	6,805	14%	(Yen)	9,953	$96,635	16%	30%	46%
Personal Computer		15,070	35%		16,679	35%		23,533	228,474	38%	11%	41%
Retail sales		6,945	16%		8,141	17%		12,384	120,230	20%	17%	52%
Site license sales		8,125	19%		8,538	18%		11,149	108,244	18%	5%	31%
Internet based		14,857	35%		14,323	30%		21,958	213,183	35%	-4%	53%
PCS*1 and Royalties		6,659	15%		9,214	19%		4,714	45,772	8%	38%	-49%
Other		1,176	3%		1,067	2%		1,891	18,356	3%	-9%	77%

	(Yen)	42,980	100%	(Yen)	48,088	100%	(Yen)	62,049	$602,420	100%	12%	29%

*	Post –contract customer support fees

We have some products that have several function across these categories. Based on our estimate of such products’ usage, we have divided revenue from them into several categories for analysis purpose.

Net sales of post-contract customer support fees and royalties in 2004 decreased 49% from 2003. Until 2003, the renewal sales were categorized as post-contract customer support fees and royalties in the United Sates, because their system could not separate the renewal sales amount by product. Because of the improvement of the system, the renewal sales amount can now be categorized by product. For descriptive purpose to compare 2004 to 2003, if such renewal sales amount had been categorized as post-contract customer support fees and royalties in 2004 in the United States, this line item would have increased 6.2% in 2004 compared with 2003.

Net sales of Server based products in 2004 increased 46% compared with 2003 by increased sales of Trend Micro ServerProtect and related Suite products, reflecting higher demand from small and medium sized companies for server-based products. If renewal sales amount had been categorized as post-contract customer support fees and royalties in 2004 in the United States as mentioned above, this line item would have increased 34% in 2004 compared with 2003.

Within the personal computer product category, net sales of anti-virus software, including retail package sales of Trend Micro PC-cillin/Virus Buster series, increased from approximately (Yen) 16,679 million in 2003 to approximately (Yen) 23,533 million ($228,474 thousand) in 2004. Retail package sales of personal computer software increased due primarily to increased sales of our products, including the Virus Buster 2005 which we released in October 2004, in the Japanese market. If renewal sales amount had been categorized as post-contract customer support fees and royalties in 2004 in the United States as mentioned above, this line item would have increased 35% in 2004 compared with 2003.

Net sales of internet-based products in 2004 increased 53% from 2003, reflecting mainly increased sales of InterScan products in 2004 compared with 2003. If renewal sales amount had been categorized as post-contract customer support fees and royalties in 2004 in the United States as mentioned above, this line item would have increased 32% in 2004 compared with 2003.

Net sales in 2003 increased 12% compared with 2002. The increase was due primarily to increased sales of server-based products such as Trend Micro ServerProtect and related Suite products, reflecting higher small and medium sized companies’ demand for server-based products.

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

Within the personal computer product category, net sales of anti-virus software, including retail package sales of Trend Micro PC-cillin/Virus Buster series, increased from approximately (Yen) 15,070 million in 2002 to approximately (Yen) 16,679 million in 2003. Retail package sales of personal computer software increased due primarily to increased sales of our products, including the Virus Buster 2004 which we released in October 2003, in our Japanese market.

Our gross profit percentage in 2002, 2003 and 2004, was 94.5%, 93.4% and 94.8%, respectively. During those years, cost of sales did not change substantially relative to net sales, and thus our gross profit remained relatively constant.

Operating Expenses

Operating expenses for the three years ended December 31, 2004 were as follows:

	Years ended December 31,
	2002	2003	2004	2004
	Millions of yen			Thousands of U.S. dollars
Operating expenses:
Selling	(Yen)15,052	(Yen)15,360	(Yen)16,009	$155,431
Research and development and maintenance	3,506	3,919	4,858	47,168
Customer Support	3,858	4,831	5,724	55,567
General and administrative	4,344	5,656	6,144	59,651

Total operating expenses	(Yen)26,760	(Yen)29,766	(Yen)32,735	$317,817

Selling Expenses

Selling expenses consist primarily of advertising, selling commissions, payroll and related expenses of sales and marketing department. Selling expenses increased (Yen) 649 million, or 4%, in 2004 compared with 2003, and increased (Yen) 308 million, or 2%, in 2003 compared with 2002.

The increase in 2004 compared with 2003 was due primarily to the increase in the number of employees in the sales and marketing department. Additionally, in 2004, there was an increase in sales promotions over 2003. “Channel development activity” was stepped up in 2004 particularly in the United States and Europe. This activity is mainly focused on seminars to boost the channel sales. And in 2004, we conducted major marketing activities in Japan to boost the sales of “Virus Buster 2005”, which we released in the fourth quarter of the year.

However, since our selling expenses consist mostly of fixed costs, the percentage of selling expenses compared with net sales has decreased in the past two years.

The increase in 2003 compared with 2002 was due primarily to our investment in the development of sales channels, particularly in the United States and Europe, to expand our customer base to small and medium-sized businesses, and the development of a global sales training program to handle the deployment of new types of products based on the Trend Micro Enterprise Protection Strategy described in Item 4.B of this annual report.

Research and Development and Maintenance Expenses

Research and development and maintenance expenses consist primarily of payroll and related expenses for software engineers who develop and update our anti-virus software products. Research and development and maintenance expenses increased (Yen) 939 million, or 24%, in 2004 compared with 2003, and increased (Yen) 413 million, or 12%, in 2003 compared with 2002. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred. In our software development process, technological feasibility is established upon completion of all significant testing for the original English language version of the product. We produce local language versions of our anti-virus software, such as Japanese and Chinese, from the English language version by adding local language functions. Localization costs, which include direct labor and overhead costs, are capitalized and amortized over the estimated life of the product in accordance with Statement of Financial Accounting Standards No. 86. Maintenance costs are the costs related to product version updates to enable our customers to cope with newly prevailing computer viruses and bug fixing and are expensed as incurred.

During 2004, we engaged in new research and development projects in network appliances. We engaged in research and development of new products in conjunction with our relationship with Cisco. We invested in the China Development Center. These new activities resulted in an increase to both the expense and the number of employees in research and development and maintenance expenses.

During 2003, we engaged in collaborative research and development activities with some alliance partners, such as Postini Corporation, an anti-spam technology vender. As a result of these activities, we paid software license fees to these alliance partners, which increased our research and development expenses for 2003 compared with 2002.

The number of employees at our research and development and maintenance department was 481 on December 31, 2002, 476 on December 31, 2003, and 641 on December 31, 2004.

Customer Support Expenses

Customer support expenses consist primarily of payroll, related expenses and outsourced customer service fees. Customer support expenses increased (Yen) 893 million, or 18%, in 2004 compared with 2003, and increased (Yen) 973 million, or 25%, in 2003 compared with 2002.

Compared to 2003, the number of employees in our customer support department increased by 250 in Asia Pacific. It is due to an expansion of the customer support centers in the Philippines to meet the satisfaction of our global customers. The expansion was for enterprise products such as outbreak prevention services and damage cleanup services based on the Trend Micro Enterprise Strategy described Item 4.B of this annual report, and the recent expansion of the services provided to customers by our customer support department.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses, accounting and administration and other general corporate expenses. General and administrative expenses increased (Yen) 488 million, or 9%, in 2004 compared with 2003, and increased (Yen) 1,312 million, or 30%, in 2003 compared with 2002.

General and administrative expenses for 2004 increased (Yen) 488 million, compared with 2003. The number of employees at general and administrative department increased 77 in Asia Pacific, compared to 2003. The increase was mainly due to the expansion of the information service function in the Philippines. This accounts for most of the increased number in employees in the general and administrative department from 351 at December 31, 2003 to 421 at December 31, 2004.

Other income (expenses) and Income taxes

Other income (expenses) and income taxes for the three years ended December 31, 2004 were as follows:

	Years ended December 31,
	2002		2003		2004		2004
	Millions of yen						Thousands of U.S. dollars
Other income (expenses):
Interest income	(Yen)	410	(Yen)	412	(Yen)	451	$4,381
Interest expense		(277)		(174)		(88)	(849)
Gain (Loss) on sales of marketable securities		(259)		(65)		101	983
Impairment loss of securities investments		(805)		(7)		—	—
Foreign exchange gain (loss), net		52		120		(183)	(1,780)
Other income (expense), net		111		(111)		(34)	(334)

Total other income (expenses)		(768)		175		247	2,401

Income taxes:
Current		6,938		7,438		11,894	115,472
Deferred		(1,543)		(1,335)		(1,391)	(13,499)

	(Yen)	5,395	(Yen)	6,103	(Yen)	10,503	$101,973

Other Income (Expenses)

Interest income in 2002, 2003 and 2004 arose mainly from our investments in bonds and cash in bank deposits.

Interest expense in 2002, 2003 and 2004 resulted mainly from our bonds with warrants issued to provide stock options to our directors and employees. Interest expense decreased during the period, generally corresponding to the progress of the redemption of the bonds.

We recognized a gain on sales of marketable securities in 2004. The gain primarily resulted from the redemption of the bonds, and investment trusts denominated in foreign currencies.

We recognized a loss on sales of marketable securities in 2002 and 2003. The loss primarily resulted from our sale in shares of common stock of Sina COM, a Nasdaq-listed U.S. Internet media and services company, in 2002, and the disposition of certain of our investments in bonds in 2003.

In 2002, we recognized a loss from impairment of securities investments. The loss primarily resulted from the impairment of our investments in SOFTBANK INTERNET FUND and in common stock of Information Security One Limited, Cayman Islands, a British West Indies provider of enterprise solutions and professional services company.

Income Taxes

Our statutory tax rate was 42.1% in 2002, 2003 and 2004. Our effective tax rate was 41.2% in 2002, 39.8% in 2003 and 39.9% in 2004. A decrease in 2003 compared with 2002 was mainly due to tax credit relating to tax law applied to parent company in 2003, which in turn lowered our effective tax rate.

Net deferred tax assets gradually increased from(Yen) 5,593 million in 2002 to (Yen) 6,701 million in 2003 and to (Yen) 7,921 million ($76,901 thousand) in 2004. The main reason this was for an increase of the portion derived from deferred revenue from (Yen) 3,299 million in 2002 to (Yen) 4,344 million in 2003 and to (Yen) 5,638 million ($ 54,737 thousand) in 2004.

Segment Information

Net sales and operating income (loss) by segment for each of the three years ended December 31 were as follows:

	Years ended December 31										Year over Year Growth
	2002			2003			2004				2003	2004
	(in millions of yen and thousands of US dollars, except percentages)
Net sales
Japan	(Yen)	18,347	43%	(Yen)	20,052	42%	(Yen)	25,443	$247	41%	9%	27%
North America		9,216	21%		9,633	20%		11,891	115	19%	5%	23%
Europe		9,807	23%		12,138	25%		16,418	159	27%	24%	35%
Asia Pacific		4,208	10%		4,809	10%		6,305	61	10%	14%	31%
Latin America		1,402	3%		1,456	3%		1,992	19	3%	4%	37%

	(Yen)	42,980	100%	(Yen)	48,088	100%	(Yen)	62,049	$601	100%	12%	29%

	Years ended December 31						Year ended December 31,	Year over Year Growth
	2002		2003		2004		2004	2003	2004
	Millions of yen						Thousands of U.S. dollars
Operating income (loss)
Japan	(Yen)	12,246	(Yen)	12,741	(Yen)	16,600	$161	4%	30%
North America		5,789		6,067		7,543	73	5%	24%
Europe		4,761		5,606		9,733	94	18%	74%
Asia Pacific		627		858		1,679	16	37%	96%
Latin America		664		729		1,282	12	10%	76%
Corporate		(10,221)		(10,847)		(10,759)	(104)	6%	(1)%

Consolidated Total	(Yen)	13,866	(Yen)	15,154	(Yen)	26,078	$252	9%	72%

As stated above, in our operations, the operating expenses tend to be substantially larger than cost of sales, and the operating income is affected more by changes in operating expenses than by those in cost of sales. This is also the case for each of our segments.

Japan

Net sales in 2004 increased 27% compared with 2003, and net sales in 2003 increased 9% compared with 2002. Strong demand for “Virus Buster” series products including “Virus Buster 2005” released in the fourth quarter contributed to a significant increase in sales growth in year 2004. This result came from an increasing number of broadband users, a high level of experienced virus damages and continuous improving and expanded support from the Company. Additionally, in response to the enactment of the Personal Information Protection Act in Japan, which is to be fully enforced starting April 2005, the sales from corporate anti-virus products were also strong. The smaller growth rate in net sales in year 2003 from 2002 was mainly due to stronger sales in 2002 and declining demand in 2003 reflecting the slowdown of IT-related spending in the enterprise market in the second half of 2003.

The growth rate of operating income was higher than that of net sales in 2004. Cost of sales decreased by approximately (Yen) 89 million from (Yen) 927 million in 2003 to (Yen) 838 million ($8,140 thousand) in 2004. The operating expenses for year 2004 and 2003, which were 34.8% and 36.5%, respectively, of net sales for those years.

North America

Net sales in 2004 increased 23% compared with 2003 and net sales in 2003 increased 5% compared with 2002. The increase in sales growth for year 2004 is as a result of the positive attitude of our customers towards investment of security products as well as the reinforcement measures we took to expand sales channels for small and medium companies. The major increase contributed primarily from Neat Suite, PC-cillin, Client Server Messaging, Scan Mail product groups and the premium support services, which provide proactive, personalized service, combining round-the-clock urgent priority handling of service requests with leading edge anti-virus, content security, and technical expertise to quickly address issues and deliver product knowledge at each service level.

In 2003, revenues in this segment recovered due to the increase in sales of our anti-spam solution service and related products and the expansion of our customer base.

The growth rate of operating income in 2004 was almost the same as that of net sales in 2004. Cost of sales increased by approximately (Yen) 181 million from (Yen) 173 million in 2003 to (Yen) 354 million ($3,437 thousand) in 2004. One of the reasons for this increase was an increase in outsourcing costs which is due to increasing transaction volume. The cost of sales for year 2004 and 2003 were 3.0% and 1.8%, respectively. Operating expenses for year 2004 and 2003, which were 36.6% and 37.0%, respectively, of net sales for those years, mainly increased by approximately (Yen) 782 million from extended sales force and activities in line with sales growth.

Europe

Net sales in 2004 increased 35% compared with 2003, and net sales in 2003 increased 24% compared with 2002. With new product launches, stronger demand and targeting sales in the small and medium business market has had great impact on our sales increase in year 2004. Sales in the Northern European areas such as Norway and Sweden and the Southern European areas such as Italy significantly increased due to the positive impact of reorganization of the sales teams and management within the business units. The increase in 2003 was due to the expansion of our customer base to small and medium-sized businesses and the growth in some emerging countries included in this segment, such as Norway and Spain, as well as the strength of the Euro relative to the Japanese Yen.

The growth rate of operating income was higher than that of net sales in 2004. Cost of sales increased by approximately (Yen) 190 million from (Yen) 40 million in 2003 to (Yen) 230 million ($2,229 thousand) in 2004; mainly due to an increase in transaction volume related to small and medium size business products. But cost of sales for year 2004 and 2003 were 1.4% and 0.3%, respectively, of net sales for those years. Operating expenses were increased by approximately (Yen) 153 million from 2003 mainly from sales and support efforts to grow the business. However, operating expenses for 2004 and 2003, were 40.7% and 53.8%, respectively, of net sales for those years. The decreased ratio was due to improved sales productivity by changed compensation incentive structure and improved operation productivity and efficiency by centralized operation process in Ireland Shared Service Center that was implemented in 2003 and began operating efficiently in 2004.

Asia Pacific

Net sales in 2004 increased 31% compared with 2003, and net sales in 2003 increased 14% compared with 2002. The continuous growth of our net sales in the territories of South Asia and Southeast Asia countries, Australia and China contributed to the growth in this segment’s net sales from 2003 to 2004 as well as from 2002 to 2003. The major increase contributed primarily from Neat Suite, Gateway products, PC-cillin, and the premium support services.

The growth rate of operating income was higher than that of net sales in 2004. Cost of sales increased by approximately (Yen) 233 million from (Yen) 796 million in 2003 to (Yen) 1,029 million ($9,992 thousand) in 2004, mainly due to an increase in hardware-related product sales. Cost of sales for 2004 and 2003 were 16.3% and 16.5%, respectively, of net sales for those years. Operating expenses for 2004 and 2003, which were 73.4% and 82.2%, respectively, of net sales for those years, increased by approximately (Yen) 675 million from 2003 to 2004 mainly due to our sales and support activities designed to increase demand for our products in the market.

Latin America

Net sales in 2004 increased 37% compared with 2003, and net sales in 2003 increased 4% compared with 2002. The increase in the growth rate primarily came from the introduction of new products or new versions such as Spam Prevention Service, Network VirusWall, and products focusing on small and medium sized business in 2004. Net sales in 2003 did not increase as much as it did in 2002 mainly due to the relative strength of the Japanese yen relative to the local currencies related to this segment.

The growth rate of operating income was higher than that of net sales in 2004. Cost of sales increased by approximately (Yen) 60 million, from (Yen) 13 million in 2003 to (Yen) 73 million ($708 thousand) in 2004, mainly due to an increase in costs related to selling of network related hardware products. Cost of sales for year 2004 and 2003 were 3.7% and 0.9%, respectively, of net sales for those years. Operating expenses for year 2004 and 2003, which were 35.6% and 49.9%, respectively, of net sales for those years, decreased by approximately (Yen) 17 million. The decreased ratio is due to the reduction of statutory profit sharing cost from legal restructuring of the company and the reduction in the number of remote offices.

Corporate

Operating loss of the Corporate segment in 2004 decreased 1% compared with 2003. Such decreased expenses included those related to our corporate marketing department which decreased by approximately (Yen) 603 million, those related to our corporate general and administrative department, which decreased by approximately (Yen) 106 million, and our amortization of software development cost which decreased by approximately (Yen) 507 million. However, there was increase in expenses related to our research and development department of approximately (Yen) 939 million derived mainly from our research and development projects in network appliances, our research and development of new products in conjunction with our relationship with Cisco and investment in the China Development Center.

Operating loss of the Corporate segment in 2003 increased 6% compared with 2002. The primary reason for this increase was the increase in expenses except for those related to our corporate marketing department. Such increased expenses included those related to our research and development department, which increased by approximately (Yen) 413 million, those related to our corporate general and administrative department, which increased by approximately (Yen) 163 million, and amortization of software development costs, which increased by approximately (Yen) 310 million. The decrease in expenses related to our corporate marketing department, by approximately (Yen) 748 million, was mainly due to the reduction in marketing personnel in our corporate marketing department and our policy change to attribute more marketing related resources under each regional segment than under the corporate segment, to increase efficiency. The increase in expenses related to our research and development department was mainly due to the increase in maintenance costs of approximately (Yen) 388 million, which were derived mainly from our research and development projects for our personal computer products in Japan and those for our internet-based products in Germany.

Stock Options

In March, June and November 2001 and April 2002, we granted warrants to attract and retain key employees. Also, in March 2001, options were granted under an incentive stock option plan with subscription rights which qualified under Article 280-19 of the unrevised Japanese Commercial Code. In addition, in February, May and November 2003, and in April, October 2004, the stock options with stock acquisition rights were granted. The warrants granted in 2001 and the stock option with subscription rights granted in 2001 generally commenced vesting one year after the grant date. The warrants granted in 2002 generally commenced vesting one year after the grant date. The stock options with stock acquisition rights granted in 2003 and 2004 generally commenced or will generally commence vesting 9 months or one year after the grant date. Using methodology under Accounting Principles Board Opinion No. 25, we have not recorded any non-cash compensation expense for the years ended December 31, 2002, 2003 and 2004. Had such non-cash compensation expense for our warrants and stock options in 2001, 2002, 2003 and 2004 been determined based on the fair value of such warrants or options at the grant dates, as prescribed by Statement of Financial Accounting Standards No. 123, our pro forma net income and net income per share would have been as follows:

	Years ended December 31,
	2002		2003		2004		2004
	(In millions of yen and in thousands of U.S. dollars, except per share data)
Pro forma net income	(Yen)	6,853	(Yen)	7,899	(Yen)	13,235	$128,494
Pro forma net income per share:
Basic	(Yen)	51.87	(Yen)	59.87	(Yen)	100.58	$0.98
Diluted		51.72		59.73		98.87	0.96

These figures are significantly different than those determined under Accounting Principles Board Opinion No.25. Those differences result mainly from the current price of the shares and their expected volatility. The impact of the pro forma value of the warrants or options computed under Statement of Financial Accounting Standards No. 123 has not affected our reported earnings or cash flows. The impact has been measured for disclosure purposes only and is entirely non-cash in nature. See “Significant accounting policies” and note 14 to the financial statements in included in this annual report.

Employee Benefit plans

The parent company has an unfunded retirement allowance plan covering substantially all of its employees who meet eligibility requirements under such plan, and some subsidiaries have defined benefit / defined contribution pension plans. All of the details are described more fully in “Note 14: Employee benefit plans”. The Company’s total cost for defined benefit pension plan is (Yen) 237 million in 2004, and the aggregated balance at December 31, 2004 of the Company’s projected benefit obligation and plan assets are, (Yen) 910 million and (Yen) 125 million, respectively. We believe our risk exposure to variation from estimates made for these plans is immaterial.

In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards (SFAS) No.123 “Share-Based Payment” This new SFAS No.123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement is effective as of the beginning of the first fiscal year that starts after June 15, 2005. We intend to adopt the provisions on Financial Accounting Standards 123(R) effective January 1, 2006. The Company is currently evaluating which transition method and valuation technique to be used upon adoption. The Company’s pro forma net income and net income per share for the year ended December 31, 2004 based on the fair values of the stock options with Stock acquisition rights, which were estimated on the date of grant using the Black-Scholes option pricing model in accordance with the original SFAS No.123, are disclosed in Note 2 (1) “Significant accounting policies - Stock-based compensation.”

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

In the medium and long terms, we may make acquisitions and strategic investments in order to grow our business. Insofar as we are not able to satisfy our working capital and capital expenditure requirements, we may seek to raise additional capital through equity or debt financing. However, we cannot be certain that such funding will be available on commercially reasonable terms, if at all.

At December 31, 2004, we had cash and cash equivalents, time deposits and marketable securities of approximately (Yen) 68,580 million ($665,827 thousand), up from approximately (Yen) 51,929 million at December 31, 2003. The increase was primarily due to cash inflow from operating activities. Our marketable securities consist only of debt securities with high credit ratings and mutual funds which consist of debt securities with high credit ratings in accordance with our investment policy. At December 31, 2004, we had cash and cash equivalents of approximately (Yen) 52,908 million ($513,673 thousand), which mainly consisted of (Yen) 33,476 million ($325,011 thousand) in Japanese yen, (Yen) 4,022 million ($39,052 thousand) in U.S. dollar and (Yen) 10,905 million ($105,872 thousand) in Euro. At December 31, 2003, we had cash and cash equivalents of approximately (Yen) 46,719 million, which mainly consisted of (Yen) 27,899 million in Japanese yen, (Yen) 8,824 million in U.S. dollars and (Yen) 7,085 million in Euro.

Previously, the Company has disclosed all of “available for sale” debt securities as Marketable securities in current assets. However, since the balance of cash and cash equivalents has increased, in fiscal 2004, the possibility of sales before maturity of “available for sale” debt securities classified into working capital has decreased. Therefore, from fiscal 2004, the Company discloses “available for sale” debt securities with maturities later than one year as Securities investments in investments and other assets. The balance sheet as of December 31, 2003 has been reclassified on a consistent basis. As a result, “available for sale” debt securities of (Yen) 5,483,094 thousand is reclassified from current assets to investments and other assets. In addition, related deferred taxes of (Yen) 2,522 thousand have been reclassified from current liabilities to long-term liabilities.

At December 31, 2004, we had deferred revenue under both current liabilities and long-term liabilities of approximately (Yen) 27,904 million ($270,908 thousand), compared with approximately (Yen) 20,503 million at December 31, 2003. Deferred revenue as of each fiscal year end is expected to become net sales in accordance with contractual period in the future. Deferred revenue was derived from each region as shown in the following table:

	December 31,				December 31,
	2003		2004		2004
	Millions of yen				Thousands of U.S. dollars
Deferred Revenue
Japan	(Yen)	9,321	(Yen)	12,369	$120,085
North America		4,073		5,597	54,341
Europe		5,416		7,469	72,511
Asia Pacific		1,368		1,968	19,111
Latin America		325		501	4,861

Consolidated Total	(Yen)	20,503	(Yen)	27,904	$270,909

Most of deferred revenue at December 31, 2003 and 2004 was attributable to Japan, North America and Europe. Deferred revenue in Japan at December 31, 2004 increased 33% compared with December 31, 2003 due mainly to increased net sales as a result of an increase in the number of broadband users, a high level of experience with virus damages and continuously improving and expanded support from the Company. Deferred revenue in North America at December 31, 2004 increased 37% compared with December 31, 2003 due mainly to increased net sales as a result of the positive attitude of our customers towards investment in security products as well as the measures we took to reinforce sales channels to expand sales to small and medium companies. Deferred revenue in Europe at December 31, 2004 increased 38% compared with December 31, 2003 due mainly to increased net sales as a result of new product launches, stronger demand and targeting sales in the small and medium business market.

Net cash provided by operating activities was approximately (Yen) 15,666 million in 2003 and (Yen) 24,900 million ($,241,747 thousand) in 2004. The increase from 2003 to 2004 was primarily due to an increase of net income and the stronger increase in deferred revenue.

Net cash used in investing activities was approximately (Yen) 9,453 million in 2003 and approximately (Yen) 16,030 million ($155,626 thousand) in 2004. The increase from 2003 to 2004 was primarily due to a (Yen) 6,991 million ($67,876 thousand) increase in payments for purchases of marketable securities and security investments and the payment of (Yen) 2,156 million ($20,934 thousand) for purchases of marketable securities with maturities of three months or less. These increases in payments ware partially offset by a (Yen) 2,041 million ($19,812 thousand) increase in proceeds from sales of marketable securities.

Net cash used by financing activities was approximately (Yen) 6,811 million in 2003 approximately (Yen) 3,250 million ($31,554 thousand) in 2004. The decrease from 2003 to 2004 was primarily due to a (Yen) 7,771 million ($75,447 thousand) increase in the issuance of common stock pursuant to the exercise of stock warrants and stock acquisition rights. This increase in proceeds was partially offset by the payment of (Yen) 1,820 million ($17,666 thousand) dividends and a (Yen) 1,500 million ($14,563 thousand) increase in redemption of bonds.

Net cash provided by operating activities was approximately (Yen) 14,743 million in 2002 and (Yen) 15,666 million in 2003. The increase from 2002 to 2003 was primarily due to an increase of net income. The increase in net income was primarily offset by the negative effect of the slow-down of the increase in deferred revenue. The increase of deferred revenue mainly related to increased net sales, especially as the result of renewals by end users of post-contract customer support services after the expiration of initial periods.

Net cash used in investing activities was approximately (Yen) 3,173 million in 2002 and approximately (Yen) 9,453 million in 2003. The increase from 2002 to 2003 was primarily due to a (Yen) 8,922 million increase in payments for purchases of marketable securities and investments in securities. This increase was partially offset by a (Yen) 2,653 million increase in proceeds from sales of marketable securities.

Net cash used by financing activities was approximately (Yen) 4,007 million in 2002 and approximately (Yen) 6,811 million in 2003. The increase from 2002 to 2003 was primarily due to a (Yen) 2,000 million increase in redemption of bonds and a (Yen) 564 million decrease in the issuance of common stock pursuant to the exercise of stock warrants and stock acquisition rights.

At the fifteenth ordinary general meeting of our shareholders held on March 25, 2004, a dividend of (Yen) 14.00 ($0.13) per share was approved. Based on the number of shares outstanding as of December 31, 2003, the record date for the dividend, the maximum cash dividend amount we will pay is (Yen) 1,829 million.

At the sixteenth ordinary general meeting of our shareholders held on March 25, 2005, a dividend of (Yen) 36.00 ($0.35) per share was approved. Based on the number of shares outstanding as of December 31, 2004, the record date for the dividend, the maximum cash dividend amount we will pay is (Yen) 4,794 million.

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

We issued (Yen) 1,500 million worth of unsecured bonds due June 2004 with detachable warrants in connection with our 2001 incentive plan in June 2001. The bonds bear interest at the annual rate of 1.5%. These bonds were redeemed in June 2004.

We issued (Yen) 6,000 million worth of unsecured bonds due November 2004 with detachable warrants in connection with our 2001 incentive plan in November 2001. The bonds bear interest at the annual rate of 1.75%. (Yen) 6,000 million worth of unsecured bonds issued in November 2001 was repurchased in December 2001. These bonds were redeemed in November 2004.

We issued (Yen) 4,000 million worth of unsecured bonds due April 2006 with detachable warrants in connection with our 2002 incentive plan in April 2002. The bonds bear interest at the annual rate of 1.90%. (Yen) 4,000 million worth of unsecured bonds issued in April 2002 were repurchased in May 2002.

We have invested the proceeds of the bonds in cash and other short-term investments. Since these investments are likely to yield less interest income than the interest expense on the bonds, we will incur a net interest expense with respect to the bonds.

In order to reduce interest cost, we repurchased some of the bonds in the market with the intention to hold the treasury bonds until they can be extinguished legally. As the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of our consolidated balance sheet. We used the proceeds of the bond issuance for working capital and general corporate purposes.

In 1998, we entered into three overdraft agreements with Japanese commercial banks, under which we are able to obtain short-term financing at prevailing interest rates for periods not in excess of one year. One of the three overdraft agreements was terminated in 2002. The aggregate amount available under the remaining two overdraft agreements is (Yen) 700 million ($6,796 thousand) as of December 31, 2004. However, at December 31, 2004, no amounts were outstanding under these overdraft agreements. All of these overdraft agreements have been cancelled as of February 28, 2005.

C. Research and Development, Patents and Licenses, etc.

RESEARCH AND PRODUCT DEVELOPMENT

Our research and product development activities focus on the development of new anti-virus and security software, enhancements to existing products and integration of products to enable monitoring, updating and management via the Internet. We conduct research and development at our Tokyo headquarters and our U.S., Taiwan, Germany, U.K., and China subsidiaries and have a research staff of 641 engineers as of December 31, 2004.

Research and development and maintenance expenditures, consisting primarily of software development costs and research and development staff salaries and benefits, increased from (Yen) 3,505.6 million in 2002 to (Yen) 3,919.0 million in 2003 and to (Yen) 4, 858.3 million ($47.2 million) in 2004.

INTELLECTUAL PROPERTY

Our ability to compete successfully depends in part on our ability to protect the proprietary technology contained in our software products. We rely upon a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect proprietary rights in our software.

Our U.S. and Taiwanese subsidiaries hold the following principal patents relating to core technologies:

NAME	STATUS	REGISTRATION DATE	REGISTRATION NUMBER	EXPIRATION DATE	APPLICANT/PATANTEE
Method and apparatus for controlling network and workstation access prior to workstation boot	Patented	8/22/1995	5,444,850	8/3/2013	Trend Micro Inc. (USA)

Virus detection and removal apparatus for computer networks	Patented	4/22/1997	5,623,600	9/25/2015	Trend Micro Inc. (USA)

Method and apparatus for controlling network and workstation access prior to workstation boot	Patented	10/21/1997	5,680,547	8/7/2015	Trend Micro Incorporated (Taiwan)

Apparatus and method for electronic mail virus detection and elimination	Patented	3/30/1999	5,889,943	3/28/2016	Trend Micro Incorporated (Taiwan)

System, apparatus and method for the detection and removal of viruses in macros	Patented	9/14/1999	5,951,698	10/1/2016	Trend Micro Incorporated (Taiwan)

Event triggered iterative virus detection	Patented	9/28/1999	5,960,170	3/17/2017	Trend Micro Incorporated (Taiwan)

Computer network malicious code scanner	Patented	11/9/1999	5,983,348	9/9/2017	Trend Micro Inc. (USA)

Controlled distribution of application programs in a computer network	Patented	9/12/2000	6,119,165	11/16/2017	Trend Micro Inc. (USA)

Computer network malicious code scanner method and apparatus	Patented	8/7/2001	6,272,641	11/8/2019	Trend Micro Inc. (USA)

Distributed virus scanning arrangements and methods therefore	Patented	4/27/2004	6,728,886	11/30/2019	Trend Micro Inc. (USA)

Techniques for providing add-on services for an email system	Patented	12/28/04	6,836,792	12/2/2019	Trend Micro Inc. (USA)

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

F. Tabular Disclosure of Contractual Obligations.

Future payments due under our debt and lease obligations as of December 31, 2004 were as follows:

	Long-term debt		Non-cancelable operating leases		Total		Total in U.S. $
	(in millions of yen and thousands of dollars)
Less than 1 year	(Yen)	—	(Yen)	575	(Yen)	575	$5,584
1-3 years		—		539		539	5,232
3-5 years		—		244		244	2,366
More than 5 years		—		—		—	—

Total	(Yen)	—	(Yen)	1,358	(Yen)	1,358	$13,182

As of December 31, 2004, we had no capital lease obligations, purchase obligations, or long-term liabilities reflected in our financial statements included in this annual report other than those set forth in the table above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table shows information regarding our directors and executive officers as of April 30, 2005.

Name	Age	Position(s)	Month and year in which Current Term Expires	Number of Shares owned as of April 30, 2005	Percent of number of Shares issued
Steve Chang	50	Representative Director and Chairman of the Board	March 2007	5,368,000	4.0%
Eva Chen	46	Representative Director; President and Chief Executive Officer	March 2007	2,504,500	1.8%
Mahendra Negi	45	Representative Director, Chief Financial Officer and Executive Vice President	March 2007	32,000	0.0%
Hirotaka Takeuchi	58	Director	March 2007	0	—
Fumio Hasegawa	65	Corporate Auditor	March 2009	500	0.0%
Sadatoshi Nakayama	53	Corporate Auditor	March 2009	0	—
Yasuo Kameoka	49	Corporate Auditor	March 2009	0	—
Kouji Fujita	42	Corporate Auditor	March 2009	0	—

Steve Chang is the founder and Chairman of Trend Micro. He has been serving as our Representative Director since December 1995. Chang formed Trend Micro in California in 1988, with the goal of developing anti-virus software for personal computers. Prior to launching Trend Micro, Chang worked as an engineer at Hewlett Packard and later founded AsiaTek, Inc., a Taiwan-based UNIX software design company. Steve Chang received his B.S. in Applied Mathematics from Fu-Jen Catholic University in Taiwan and his M.S. in Computer Science from Lehigh University, Pennsylvania in 1978. He is also currently serving as a director of SOFT TREND CAPITAL Corporation.

Eva Chen is one of the co-founders of Trend Micro and has been the Chief Executive Officer since January 1, 2005. She is currently Executive Vice President and a Director and has been our Chief Technology Officer since May 1988 and Director since August 1997. She graduated from Texas University in 1988. She is also Steve Chang’s sister-in-law.

Mahendra Negi is the Chief Financial Officer and a Representative Director of Trend Micro. He has been serving as a Representative Director since March 2002. He joined Trend Micro in May 2000 from Merrill Lynch. Negi started his career in the petroleum industry, and then moved to commercial banking before joining Merrill Lynch. He graduated from Nagpur University in India in addition to his MSc (Master of Science) in Management from the London Business School in 1993.

Dr. Hirotaka Takeuchi is Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University. He has been serving as our Outside Director since March 2005. He became an assistant professor at the Graduate School of Business Administration at Harvard University before returning to Japan in 1983 as an assistant professor at Hitotsubashi University’s School of Commerce, where he later became professor in 1987. He has held his present position at the Graduate School of International Corporate Strategy since 1998. He went on to receive an MBA in 1971 and a Ph.D. in 1977 from the Graduate School of Business Administration at the University of California, Berkeley. He is also currently serving as an outside director of ORIX Corporation.

Fumio Hasegawa graduated from Chuo University with a degree from the commercial science department in 1967. He has worked for Shell Oil and Tokyo Shell Pack. He became one of our Corporate Auditors in March 2000.

Sadatoshi Nakayama graduated from Kyoto University’s Department of Science in 1977. He has worked for the Chuo Audit Corporation (now ChuoAoyama PricewaterhouseCoopers) and established Sadatoshi Nakayama CPA Office in 1992. He is currently the head of Sadatoshi Nakayama CPA Office and became one of our Corporate Auditors in March 2001.

Yasuo Kameoka graduated from Sohka University’s Department of Economics in 1978. He joined PriceWaterhouse in 1978 and Tokuichi Hayashi CPA Office in 1988. Currently he is a Chief Director and Senior Partner of Taiko Audit Corporation. He became one of our Corporate Auditors in March 2001.

Kouji Fujita graduated from Hitotsubashi University’s Department of Juristic Law in 1987. He was admitted to the Japanese Bar, joined Okuno & Partners legal office in April 1989. He became one of our Corporate Auditors in March 2002. He is also currently serving as a corporate auditor of TOEI Housing Corporation.

B. Compensation.

For the fiscal year ended December 31, 2004, the aggregate compensation of all directors and executive officers paid or accrued by Trend Micro was 106 million yen ($1,038 thousand), 89 million yen ($872 thousand) for directors and 17 million yen ($165 thousand) for corporate auditors. Under the Japanese Commercial Code and local practice, we may make severance payments to a retired director or corporate auditor with shareholder approval when our management proposes such payments based on a resolution of our Board of Directors. We have an internal formula to determine the amounts of severance payments to corporate auditors when we make such a proposal for corporate auditors. We have not recorded any liabilities relating to severance payments to directors and corporate auditors as of December 31, 2000, 2001, 2002, 2003 and 2004 because we have no liabilities to directors, and related liabilities to corporate auditors were insignificant.

Information regarding stock options granted to our directors and executive officers is provided in Item 6.E.

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

Nasdaq Marketplace Rule 4350(a)(1) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission each requirement of Rule 4350 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements.

Nasdaq Marketplace Rule 4350-1(c), currently applicable to foreign private issuers, provides that there be independent directors as defined in Rule 4200-1(a)(14) on the board of directors. Currently, for a foreign private issuer, Nasdaq requires that there be two independent directors. Effective July 31, 2005, Nasdaq Marketplace Rule 4350(c) will require that (i) a majority of the board of directors be independent directors as defined in Rule 4200(a)(15), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the board of directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by the board of directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Commercial Code and Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Japan ( “Large Japanese Companies”), including us, which employ a corporate governance system based on a board of corporate auditors, Japan’s company law (including the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc.) has no independence requirement with respect to directors. As discussed above, the task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate and independent from the company’s management. Large Japanese Companies, including us, are required to have at least one “outside” corporate auditor who must meet additional independence requirements under the Law for Special Exceptions to the Commercial Code concerning Audit, etc. An outside corporate auditor is defined in the Law for Special Exceptions to the Commercial Code concerning Audit, etc. as a corporate auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment. Currently, we have four outside corporate auditors. Starting on the date of our ordinary meeting of shareholders relating to the fiscal year ending December 31, 2005, by amendment of the Law for Special Exceptions to the Commercial Code concerning Audit etc., at least 50% of our corporate auditors will be required to be outside corporate auditors. Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

Nasdaq Marketplace Rule 4350-1(d), currently applicable to foreign private issuers, provides that there be an audit committee of the board of directors. Currently, for a foreign private issuer, Nasdaq requires that a majority of the audit committee’s members be independent directors as defined in Rule 4200-1(a)(14). Effective July 31, 2005, Nasdaq Marketplace Rule 4350(d) will require that (i) each issuer have adopted a formal written audit committee charter meeting the requirements of Rule 4350(d)(1) and (ii) the issuer have an audit committee of at least three members who are independent as defined under Rule 4200(a)(15), meet the independence criteria set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 and satisfy certain other criteria. Like a majority of Japanese companies, we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express an opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese Companies, including us, are required to have at least three corporate auditors. Currently, we have four corporate auditors. In addition, as discussed above, our corporate auditors serve a longer term than our directors. Starting on July 31, 2005, when the requirements of Rule 10A-3 relating to listed company audit committees become applicable to foreign private issuers, we expect to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. We will make the disclosure required by Item 16D of Form 20-F regarding such reliance in our annual reports on Form 20-F for the fiscal year ending December 31, 2005 and thereafter.

Nasdaq Marketplace Rule 4350(f) provide that each issuer provide for a quorum as specified in its by-laws for any meeting of holders of common stock, which shall be at least 33 1/3% of the outstanding shares of the issuer’s voting common stock. We provide for a quorum as specified in the Articles of Incorporation for any meeting of holders of common stock, which shall be at least one-third of our outstanding shares of the voting common stock.

Nasdaq Marketplace Rule 4350(g) provides that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. Currently a Japanese company whose shares are listed on the securities exchanges defined in the Securities and Exchange Law, including us, may, but is not required to, solicit proxies for meetings of shareholders. If such a Japanese company solicits proxies for a meeting of shareholders, it is required to provide proxy statements and documents for reference as provided for in the Securities and Exchange Law and provide copies of such proxy statements and documents for reference to the Kanto Local Finance Bureau.

Nasdaq Marketplace Rule 4350(h) provides that each issuer conduct appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and that all such transactions be approved by the issuer’s audit committee or another independent body of the board of directors. Following the requirements of the Commercial Code of Japan, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of Trend Micro, to transfer a product or any other asset of such director to Trend Micro, to receive a loan from Trend Micro, or to effect any other transaction with Trend Micro, for himself or a third party.

Nasdaq Marketplace Rule 4350(i) provides that shareholder approval be obtained prior to the issuance of designated securities under subparagraph (A), (B), (C) or (D) of Rule 4350(i). Where a Japanese joint stock company (Kabushiki-Gaisha), issues common shares or other shares, stock acquisition rights or bonds with stock acquisition rights under the Commercial Code of Japan, it is necessary for the board of directors to determine the conditions of issuance; provided, however, that this shall not apply if the Articles of Incorporation provide that such conditions shall be determined by the shareholders’ meeting. Currently, Trend Micro’s Articles of Incorporation do not provide for any such exception. Additionally, if the company issues such securities to persons other than shareholders (in case of common shares or other shares) at a specially favorable issue price or (in case of stock acquisition rights or bonds with stock acquisition rights) on specially favorable conditions, even when there are provisions related thereto in the Articles of Incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders’ meeting.

The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.

LIMITATION OF LIABILITIES OF SOME DIRECTORS

We have entered into an agreement with one of our directors, Hirotaka Takeuchi, that limits his liabilities to us for damages suffered by us due to his acts taken in good faith and without gross negligence, up to the higher of (a) (Yen)10 million or (b) the amount specified in the agreement, which is the aggregate amount of two years’ remunerations and other compensation received or entitled to be received by him.

D. Employees.

As of December 31, 2004, we had 2,466 employees, of whom 1,719 were located in Asia, 381 were located in the United States, 281 were located in Europe and 85 were located in other regions. And of the 2,466 employees, 421 were in administrative positions, 653 were in sales and marketing positions, 641 were in research and development positions and 751 were in technical support positions.

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

2002 INCENTIVE PLAN

We have adopted the Trend Micro Incorporated Incentive Plan. The plan was authorized in April 2002. We have issued warrants for a total of 1,159,420 shares at an exercise price of (Yen)3,450, of which 579 shares have been redeemed as of July, 2002. As of April 30, 2005, warrants to purchase a total of 475,362shares have been exercised, The following table shows information about the warrants granted to our directors and executive officers under the plan which were outstanding as of April 30, 2005.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Chang	4/11/2006	3,188	(Yen)	10,998,600
Eva Chen	4/11/2006	7,246	(Yen)	24,998,700
Mahendra Negi	4/11/2006	21,739	(Yen)	74,999,550
Directors and Executive Officers as a group (8 people)	4/11/2006	32,173	(Yen)	110,996,850

2003 INCENTIVE PLAN

Our Shareholders’ Meeting and Board of Directors have authorized three incentive plans for fiscal 2003. The first plan was authorized in February, 2003. Stock acquisition rights for a total of 1,999,500 shares were issued at an exercise price of (Yen)2,230. of which 290,500 shares have been redeemed as of January, 2004. As of April 30, 2005, stock acquisition rights for total of 803,500 shares have been exercised.

The following table shows information about the acquisition rights granted to our directors and executive officers under the first 2003 incentive plan which were outstanding as of April 30, 2005.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Chang	10/31/2007	1,500	(Yen)	3,345,000
Eva Chen	10/31/2007	18,500	(Yen)	41,255,000
Mahendra Negi	10/31/2007	21,000	(Yen)	46,830,000
Directors and Executive Officers as a group (8 people)	10/31/2007	41,000	(Yen)	91,430,000

The second plan was authorized in May, 2003. Stock acquisition rights for a total of 2,500,000 shares were issued at an exercise price of (Yen)1,955, of which 215,500 shares have been redeemed as of January, 2004. As of April 30, 2005, stock acquisition rights for a total of 544,500 shares have been exercised.

The following table shows information about the options granted to our directors and executive officers under the second 2003 incentive plan which were outstanding as of April 30, 2005.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Chang	5/27/2008	24,000	(Yen)	46,920,000
Eva Chen	5/27/2008	45,000	(Yen)	87,975,000
Mahendra Negi	5/27/2008	55,000	(Yen)	107,525,000
Directors and Executive Officers as a group (8 people)	5/27/2008	124,000	(Yen)	242,420,000

The third plan was authorized in November, 2003. Stock acquisition rights for a total of 1,500,000 shares were issued at an exercise price of (Yen)2,695. As of April 30, 2005, stock acquisition rights for a total of 317,500 shares have been exercised.

The following table shows information about the options granted to our directors and executive officers under the third 2003 incentive plan which were outstanding as of April 30, 2005.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Chang	11/13/2008	15,000	(Yen)	40,425,000
Eva Chen	11/13/2008	38,500	(Yen)	103,757,500
Mahendra Negi	11/13/2008	29,000	(Yen)	78,155,000
Directors and Executive Officers as a group (8 people)	11/13/2008	82,500	(Yen)	222,337,500

2004 INCENTIVE PLAN

Our Shareholders’ Meeting and Board of Directors have authorized two incentive plans for fiscal 2004. The first plan was authorized in April, 2004. Stock acquisition rights for a total of 3,000,000 shares were issued at an exercise price of (Yen)4,310. The following table shows information about the acquisition rights granted to our directors and executive officers under the 2004 incentive plan which were outstanding as of April 30, 2005.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Eva Chen	4/27/2009	80,000	(Yen)	344,800,000
Mahendra Negi	4/27/2009	70,000	(Yen)	301,700,000
Directors and Executive Officers as a group (8 people)	4/27/2009	150,000	(Yen)	646,500,000

The second plan was authorized in October, 2004 Stock acquisition rights for a total of 2,000,000 shares were issued at an exercise price of (Yen)5,090. The following table shows information about the options granted to our directors and executive officers under the second 2004 incentive plan which were outstanding as of April 30, 2005.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Eva Chen	10/27/2009	80,000	(Yen)	407,200,000
Mahendra Negi	10/27/2009	56,000	(Yen)	285,040,000
Directors and Executive Officers as a group (8 people)	10/27/2009	136,000	(Yen)	692,240,000

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The Securities and Exchange Law of Japan requires any company which is the issuer of securities which are, among other considerations, listed on any Japanese stock exchange in Japan to disclose information about its major shareholders, including approximately its ten largest shareholders of record as of the end of each fiscal year and each semi-annual period. Also, as explained under Item 10.D below, any person who becomes, beneficially or of record and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange, as calculated pursuant to the Securities and Exchange Law of Japan, must file with the Local Finance Bureau having jurisdiction within five business days a report concerning such shareholding. For this purpose, shares issuable to such person upon his exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the size of his holding and the issuer’s total issued shares.

As of December 31, 2004, there were four shareholders of record holding 5% or more of the total issued shares of our common stock. One of these shareholders of record, Trueway Company Limited, which held of record 20,186,500 shares, or 14.8% of the total issued shares, is a corporation controlled by Yeh Min Yuen. Another record shareholder, Gainway Enterprises Limited, which held of record 10,108,000 shares, or 7.4% of the total issued shares, is a corporation controlled by Liao Hsueh-Hsuan. These two individuals’ beneficial ownership of our common stock is disclosed in the table below.

Japan Trustee Service Bank and Master Trust Bank of Japan are both the custody banks of Japanese mutual funds, pension fund and other trust funds. Japan Trustee Service Bank held of record 10,188,500 shares, or 7.5% of the total issued shares. Master Trust Bank of Japan held of record 10,072,500 shares, or 7.4% of the total issued shares.

Within the last three years, to our knowledge, the following significant changes in the percentage ownership held by major shareholders have occurred:

We are aware of the filing by Merrill Lynch Investment Managers Limited that, as of March 31, 2002, it and its affiliates together owned, beneficially or of record, 9.5% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Merrill Lynch Investment Managers Limited made another filing, which reported that, as of May 31, 2002, it and its affiliates owned, beneficially or of record, 5.2% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Merrill Lynch Investment Managers Limited made another filing reporting that, as of June 30, 2002, their beneficial or record ownership fell below 5% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

We are aware of the filing by Barclays Global Investors that, as of March 31, 2005, it and its affiliates together owned, beneficially or of record, 6.4% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

The following table shows information known to us regarding the beneficial ownership of our common stock as of March 31, 2005, by each person known by us to beneficially own more than 5% of the outstanding shares of our Common stock.

	Shares of common stock beneficially owned
Name	Number	Percentage
Yeh Min-Yuen	20,186,500	14.8%
Liao Hsueh-Hsuan	10,108,000	7.4%

As of December 31, 2004, there were 83 record shareholders with addresses in the United States, and those U.S. holders held 23,833,758 shares of our common stock including 934,800 held through our ADSs.

To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by the Japanese or any other government or by any other natural or legal persons severally or jointly.

We know of no arrangements the operations of which may at a later time result in a change of control of Trend Micro.

B. Related Party Transactions

Jenny Chang, a sister of Representative Director, President and Chief Executive Officer Eva Chen, and the spouse of Representative Director and Chairman of the Board Steve Chang, is a Senior Executive Vice President and Co-founder of Trend Micro.

Julie Lin is a sister of Steve Chang and is a Global Program Manager of Trend Micro U.S.

Elita Chen, a cousin of Eva Chen, is a Project Manager of Trend Micro Taiwan.

Cindia Chen, a cousin of Eva Chen, works on the general administrative staff of Trend Micro Taiwan.

The compensation of the above listed persons is determined by Trend Micro on no more favorable terms than those applicable to employees with equivalent qualifications and responsibilities.

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

Dividend Policy

We intend to continue to return profits to shareholders based on the net profit on a consolidated basis while striving to enhance financial strength and secure inner reserve in order to deal with a volatile business environment and maintain a competitive edge against competitors. As our basic policy about dividends, we plan to pay a year-end dividend on the basis of a dividend ratio of 30%.

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

	Yen Price Per Share
Japanese Over-The-Counter Market	High	Low
1999	12,500	1,183
2000
First quarter	16,400	8,450
Second quarter	9,550	4,750
Third quarter (until August 16)	9,200	6,700
Tokyo Stock Exchange
2000
Third quarter (from August 17)	9,005	6,805
Fourth quarter	8,100	4,135
2001	6,375	1,670
2002	3,890	1,880
2003	3,530	1,440
First quarter	2,250	1,663
Second quarter	2,120	1,440
Third quarter	2,575	1,795
Fourth quarter	3,530	2,300
2004	5,730	2,815
First quarter	3,710	2,815
Second quarter	4,920	3,490
Third quarter	5,050	4,070
Fourth quarter	5,730	4,840
2005
January	5,530	4,620
February	4,930	4,530
March	4,940	4,550
April	4,740	3,850

On May 27, 2005, the closing sale price of our shares on the Tokyo Stock Exchange was (Yen) 3,520 per share.

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

	Dollar Price Per ADS
	High	Low
1999
Third quarter	65.63	23.33
Fourth quarter	121.25	66.88
2000	159.38	32.50
2001	59.38	14.50
2002	30.90	15.55
2003	31.65	12.16
First quarter	18.90	14.22
Second quarter	17.80	12.16
Third quarter	22.50	15.00
Fourth quarter	31.65	21.03
2004	55.45	26.62
First quarter	35.06	26.62
Second quarter	44.97	31.04
Third quarter	46.50	37.41
Fourth quarter	55.45	44.46
2005
January	54.65	44.02
February	46.64	43.22
March	47.20	42.48
April	43.70	35.45

On May 27, 2005, the closing sale price of the ADSs on The Nasdaq National Market was $32.45 per ADS.

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

GENERAL

Our authorized share capital as of March 31, 2005 is 250,000,000 shares, of which 135,968,861 shares are issued and 133,398,937 shares are outstanding as of the same date. Under the Japanese Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to assert shareholders’ rights.

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

In view of the globalization of securities trading, the Government of Japan is seeking to enhance the safety, efficiency and convenience of the clearing system for securities in Japan. For this purpose, a series of laws has been enacted to establish a unified clearing system for various types of securities and to eliminate certificates representing securities to be traded through this system. A new law to incorporate shares of stock into this “paperless clearing system” was promulgated on June 9, 2004 and will come into force and effect on a date, to be designated by a cabinet ordinance, which will occur within five years from the date of promulgation. On this effective date, the paperless clearing system is expected to become compulsorily applicable to the shares of all listed companies in Japan. On the same date, all share certificates issued by listed companies will become void and the Japan Securities Depository Center clearing system will terminate, but measures will be taken to ensure a smooth transition to the paperless clearing system with respect to all shares, whether the share certificates are then in the possession of shareholders or the Japan Securities Depository Center.

The paperless clearing system will be operated by a clearing organization (which may be the same entity as the Japan Securities Depository Center), and certain institutions, typically securities companies, will participate in the system directly or indirectly through other participating institutions. Following the application of the paperless clearing system to the shares of all listed companies, shareholders of each listed company will be recorded in such company’s register of shareholders. The register of shareholders will be updated at each record date for determining shareholders entitled to dividends and voting rights, and at any other date that may be designated by the company, based on information provided to the company by the clearing organization. Transfer of shares will be effected by book-entry in accounts maintained by the transferor and the transferee at participating institutions. This paperless clearing system is not yet applicable to shares of listed companies as of the date hereof.

In addition, the Japanese Commercial Code may change significantly in the near future. The New Commercial Code has just passed the House of Representatives and will become effective some time next year if it passes the House of Councilors.

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

TRANSFER AGENT

UFJ Trust and Banking Co., Limited is the transfer agent for our common stock. UFJ Trust and Banking Co.’s office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. UFJ Trust and Banking Co., maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

REPURCHASE OF SHARES BY US

The Japanese Commercial Code, in principle, permits us to acquire, hold or dispose of our shares. We may acquire our shares on the First Section of the Tokyo Stock Exchange on which the shares are traded, through the Japanese stock exchange, if any, on which such shares are listed, by way of tender offer (pursuant to a resolution of a meeting of the Board of Directors, by having been provided for in the Articles of Incorporation), from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or from our subsidiary (pursuant to a resolution of the Board of Directors). When such acquisition is made by us from a specific party other than our subsidiary, any shareholder may make a request directly to a director, five days prior to the relevant shareholders’ meeting, that we acquire the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments and the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital, the accumulated legal reserve and other certain items prescribed under the law, we may not purchase such shares. We may hold the shares acquired in compliance with the provisions of the Japanese Commercial Code, and generally, may dispose of or cancel such shares by a resolution of the Board of Directors.

DAILY PRICE FLUCTUATION LIMITS UNDER JAPANESE STOCK EXCHANGE RULES

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each share, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

On May 27, 2005, the closing price of our shares on the Tokyo Stock Exchange was (Yen)3,520 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between (Yen)3,000 and (Yen)5,000 per share, as well as the daily price limit if our per share price were to rise to between (Yen)5,000 and (Yen)10,000, or fall to between (Yen)2,000 and (Yen)3,000. Other daily price limits would apply if our per share price moved to other ranges.

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

REPORTING OF SUBSTANTIAL SHAREHOLDINGS

The Securities and Exchange Law of Japan requires any person who becomes, beneficially or of record and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market to file with the Financial Services Agency within five business days a report concerning such shareholding.

A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each such report must also be sent to the issuer of such shares and all Japanese stock exchanges on which the shares are listed

E. Taxation.

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

Under the Treaty, as currently in force after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment,” which is generally a fixed place of business for industrial or commercial activity, in Japan is limited to:

(1)	5% of the gross amount of the dividends if the beneficial owner is a company that owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10 % of the voting stock of the company paying the dividends; or

(2)	10 % of the gross amount of the dividends in all other cases.

Notwithstanding the above, Japanese withholding tax shall not be imposed on such dividends if the beneficial owner of the dividends is:

(1)	a company that is a resident of the United States that has owned, directly or indirectly through one or more residents of either Japan or the United States, more than 50 % of the voting stock of the company paying the dividends for the period of twelve months ending on the date on which entitlement to the dividends is determined and that satisfies other conditions; or

(2)	a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

For purposes of the Treaty, and Japanese tax law, U.S. holders of ADRs will be treated as the beneficial owners of the shares underlying the ADSs evidenced by the ADRs.

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

You must file an application for reduced withholding with the Japanese tax authorities through taxpayer to claim the benefits of the reduced withholding rate on dividends under the Treaty. The application must be filed on or before the day on which the dividend is paid. If you hold ADSs, two application forms must be filed through the depositary, one form before the dividend payment and the other within eight months after our fiscal year in which the dividend is paid. To claim the reduced rate, you will need to file proof of:

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

Taxation of Dividends.

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any dividend that Trend Micro pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to United States federal income taxation. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Trend Micro pays with respect to the shares or ADSs will generally be qualified dividend income.

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

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which is, in either case, treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Trend Micro generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 will generally be taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

PFIC Rules

We believe that shares and ADSs should not be treated as shares of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, this determination will be based in part on circumstances that are beyond our control, such as, for example, our market capitalization. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, shares or ADSs will be treated as stock in a PFIC if Trend Micro were a PFIC at any time during your holding period in your shares or ADSs. Dividends that a U.S. holder receives from Trend Micro will not be eligible for the special tax rates applicable to qualified dividend income if Trend Micro is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

I. Subsidiary Information.

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

As discussed in Note 17 to the consolidated financial statements, we have a policy of not utilizing any derivative financial instruments with off-balance sheet risk. The financial instruments other than derivatives as of December 31, 2004 were cash and cash equivalents, time deposits, marketable debt and equity securities, notes and accounts receivable, trade, notes and account payable, trade and long-term debt. Among these financial instruments, we do not have significant market sensitive instruments with significant exposure to market risk. When we acquired ipTrend, we acquired two derivative instruments which ipTrend held. One of those instruments has expired during the fiscal year 2004 and the other has also expired at January 2005. At the expiration, we did not suffer any material losses from those instruments. However, this has not altered our policy of not utilizing derivative financial statements.

Item 12. Description of Securities Other than Equity Securities.

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None

Item 15. Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of December 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of that date.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics.

We have adopted a code of conduct applicable to all of our employees, including our Chief Executive Officer, Chief Financial Officer, Group Controller and other senior finance officers. A copy of our code of conduct is attached as an exhibit to this report.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees billed or to be billed to us by PricewaterhouseCoopers, our principal accountant, for the following categories of fees from each of the last two fiscal years.

	Fiscal 2003		Fiscal 2004
	(in millions of yen)
Audit fees	(Yen)	83.88	(Yen)	95.36
Audit-related fees (1)		0.01		5.00
Tax fees (2)		37.81		28.82
All Other fees (3)		1.02		1.29

Total Fees	(Yen)	122.71	(Yen)	130.47

(1)	Audit-related fees include fees relating to advisory services relating to Section 404 of the Sarbanes-Oxley Act.
(2)	Tax fees consist of fees relating to tax compliance, tax advice and tax planning services.
(3)	All Other fees include fees relating to lectures to the Board of Corporate Auditors about U.S. GAAP and SEC regulations.

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

None of the services described above in this Item 16C were waived from the pre-approval requirements pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth certain information with respect to purchases we made of our shares during the year ended December 31, 2004.

Period	(a) Total Number of Shares	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31, 2004	15,443 (Shares)	3,107 (Yen)	- (Shares)	- (Shares)

February 1 to February 29, 2004	10,507 (Shares)	3,096 (Yen)	- (Shares)	- (Shares)

March 1 to March 31, 2004	82,077 (Shares)	3,519 (Yen)	- (Shares)	- (Shares)

April 1 to April 30, 2004	68,042 (Shares)	4,161 (Yen)	- (Shares)	- (Shares)

May 1 to May 31, 2004	282,630 (Shares)	3,887 (Yen)	263,500 (Shares)	736,500 (Shares)

June 1 to June 30, 2004	209,508 (Shares)	4,131 (Yen)	111,500 (Shares)	- (Shares)

July 1 to July 31, 2004	48,584 (Shares)	4,571 (Yen)	- (Shares)	- (Shares)

August 1 to August 31,2004	29,716 (Shares)	4,440 (Yen)	- (Shares)	- (Shares)

September 1 to September 30, 2004	61,042 (Shares)	4,917 (Yen)	- (Shares)	- (Shares)

October 1 to October 31, 2004	46,264 (Shares)	5,005 (Yen)	- (Shares)	- (Shares)

November 1 to November 30, 2004	41,980 (Shares)	5,300 (Yen)	- (Shares)	- (Shares)

December 1 to December 31, 2004	6,499 (Shares)	5,332 (Yen)	- (Shares)	- (Shares)

Total	902,292 (Shares)	4,167 (Yen)	375,000 (Shares)	- (Shares)

Footnotes:

a.	The date each plan or program was announced: May 19th, 2004.
b.	The share amount approved: 1,000,000 shares.
c.	The expiration date of each plan or program: June 23rd, 2004.
d.	Each plan or program that expired during the period covered by the table: The plan referred to in note a. above.
e.	Each plan or program the issuer has determined to terminate prior to expiration, or under which the issuer does not intend to make further purchases: None.

PART III

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits.

Exhibits

Exhibit Number		Document

1.1		Articles of Incorporation of Trend Micro (English translation)

1.2	*	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3		Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4	*	Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1	**	Specimen Common Stock Certificates

2.2	***	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1	****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2		Limited Liability Agreement dated April 21, 2005, between Trend Micro Incorporated and Hirotaka Takeuchi

8.1		List of subsidiaries of Trend Micro

11.1	*	Code of Conduct

12.1		Certification of the principal executive officer of Trend Micro required by Rule 13a-14(a)

12.2		Certification of the principal financial officer of Trend Micro required by Rule 13a-14(a)

13.1		Certification of the chief executive officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2		Certification of the chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1		Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-10486) filed on June 1, 2004.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
***	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
+	Confidential treatment granted for a portion of these documents.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Trend Micro Kabushiki Kaisha

(“Trend Micro Incorporated”):

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Trend Micro Incorporated and its subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

March 25, 2005, except for Note 23,

which is as of June 10, 2005

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
ASSETS
Current assets:
Cash and cash equivalents	(Yen)46,718,940	(Yen)52,908,357	$513,673
Time deposits	440,323	383,276	3,721
Marketable securities	4,769,935	15,288,575	148,433
Notes and accounts receivable, trade—less allowance for doubtful accounts and sales returns of (Yen) 1,023,734 and (Yen) 864,938 ($) 8,397 in 2003 and 2004, respectively	11,681,457	15,245,213	148,012
Inventories	77,950	201,243	1,954
Deferred income taxes	4,894,387	6,224,972	60,437
Prepaid expenses and other current assets	1,397,821	1,560,058	15,146

Total current assets	69,980,813	91,811,694	891,376

Investments and other assets:
Securities investments	6,107,872	9,831,913	95,455
Investment in and advances to affiliate companies	119,591	175,281	1,702
Software development costs	505,616	438,464	4,257
Other intangibles	311,756	296,368	2,877
Deferred income taxes	1,806,760	1,695,771	16,464
Other	734,533	636,009	6,175

Total investments and other assets	9,586,128	13,073,806	126,930

Property and equipment:
Office furniture and equipment	2,823,506	3,323,526	32,267
Other properties	1,038,524	1,165,173	11,313

	3,862,030	4,488,699	43,580
Less: Accumulated depreciation	(2,157,884)	(2,640,288)	(25,634)

Total property and equipment	1,704,146	1,848,411	17,946

Total assets	(Yen)81,271,087	(Yen)106,733,911	$1,036,252

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,			December 31,
	2003	2004		2004
	Thousands of yen			Thousands of U.S. dollars
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	(Yen)6,500,000	(Yen)	—	$—
Notes payable, trade	96,204		88,087	855
Accounts payable, trade	899,508		1,271,067	12,340
Accounts payable, other	1,326,244		2,699,762	26,211
Withholding income taxes	490,315		882,693	8,570
Accrued expenses	1,984,175		2,143,694	20,813
Accrued income and other taxes	4,280,797		7,192,085	69,826
Deferred revenue	17,486,298		24,634,662	239,172
Other	557,050		651,503	6,325

Total current liabilities	33,620,591		39,563,553	384,112

Long-term liabilities:
Deferred revenue	3,017,105		3,268,892	31,737
Accrued pension and severance costs	487,409		656,041	6,369
Other	194,185		70,665	686

Total long-term liabilities	3,698,699		3,995,598	38,792

Shareholders’ equity:
Common stock
Authorized
—2003 and 2004 250,000,000 shares (no par value)
Issued
—2003 132,620,100 shares	7,396,194
—2004 135,755,872 shares			11,426,977	110,942
Additional paid-in capital	13,165,881		17,359,335	168,537
Retained earnings	28,236,466		42,165,026	409,369
Accumulated other comprehensive income—
Net unrealized gain (loss) on debt and equity securities	70,965		284,348	2,761
Cumulative translation adjustments	(500,946)		(606,463)	(5,888)

	(429,981)		(322,115)	(3,127)

Treasury stock, at cost (2003-1,958,647 shares; 2004-2,588,439 shares)	(4,416,763)		(7,454,463)	(72,373)

Total shareholders’ equity	43,951,797		63,174,760	613,348

Commitments and contingent liabilities

Total liabilities and shareholders’ equity	(Yen)81,271,087	(Yen)	106,733,911	$1,036,252

The accompany notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Net sales	(Yen)42,979,637	(Yen)48,088,347	(Yen)62,049,254	$602,420
Cost of sales	2,353,862	3,168,467	3,236,499	31,422

Gross profit	40,625,775	44,919,880	58,812,755	570,998

Operating expenses:
Selling	15,051,702	15,360,532	16,009,409	155,431
Research and development and maintenance	3,505,565	3,919,024	4,858,259	47,168
Customer Support	3,857,957	4,830,660	5,723,426	55,567
General and administrative	4,344,433	5,656,168	6,143,985	59,651

Total operating expenses	26,759,657	29,766,384	32,735,079	317,817

Operating income	13,866,118	15,153,496	26,077,676	253,181

Other income (expenses):
Interest income	410,245	412,635	451,217	4,381
Interest expense	(277,328)	(173,830)	(87,464)	(849)
Gain (Loss) on sales of marketable securities	(259,293)	(65,259)	101,199	983
Impairment loss of securities investments	(804,661)	(7,360)	—	—
Foreign exchange gain (loss), net	52,424	120,650	(183,292)	(1,780)
Other income (expense), net	110,778	(111,345)	(34,350)	(334)

Total other income (expenses)	(767,835)	175,491	247,310	2,401

Net income before tax	13,098,283	15,328,987	26,324,986	255,582

Income taxes:
Current	6,938,456	7,437,576	11,893,659	115,472
Deferred	(1,542,750)	(1,334,998)	(1,390,387)	(13,499)

	5,395,706	6,102,578	10,503,272	101,973

Income before equity in earnings of affiliated companies	7,702,577	9,226,409	15,821,714	153,609
Equity in earnings of affiliated companies	11,189	23,623	53,122	516

Net income	(Yen)7,713,766	(Yen)9,250,032	(Yen)15,874,836	$154,125

	Yen	Yen	Yen	U.S. dollars
Per share data:
Net income —basic	(Yen)58.39	(Yen)70.11	(Yen)120.64	$1.17
—diluted	58.22	69.95	118.59	1.15
Cash dividends	—	—	14.00	0.14

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Net income	(Yen)7,713,766	(Yen)9,250,032	(Yen)15,874,836	$154,125

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (losses) arising during period	(191,661)	135,323	514,117	4,991
Less reclassification adjustment for (gains) losses included in net income	507,954	132,701	(143,702)	(1,395)

	316,293	268,024	370,415	3,596
Foreign currency translation adjustments	(563,794)	(786,025)	(105,517)	(1,024)

Total	(247,501)	(518,001)	264,898	2,572
Income tax expense related to unrealized gains (losses) on debt and equity securities	(89,690)	(113,182)	(157,032)	(1,525)

Other comprehensive income (loss), net of tax	(337,191)	(631,183)	107,866	1,047

Comprehensive income	(Yen)7,376,575	(Yen)8,618,849	(Yen)15,982,702	$155,172

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Common stock:
Balance at beginning of year	(Yen)6,833,678	(Yen)7,257,060	(Yen)7,396,194	$71,808
Exercise of stock purchase warrants and stock acquisition rights	423,382	139,134	4,030,783	39,134

Balance at end of year	7,257,060	7,396,194	11,426,977	110,942

Additional paid-in capital:
Balance at beginning of year	12,144,908	13,021,554	13,165,881	127,824
Tax benefit from exercise of non-qualified stock warrants	446,809	233,277	498,905	4,844
Tax recognition derived from elimination of reversed warrant related with stock option plan	12,934	(228,085)	(312,708)	(3,036)
Loss on sales of treasury stock, net of tax	(6,466)	—	(22,941)	(223)
Exercise of stock purchase warrants and stock acquisition rights	423,369	139,135	4,030,198	39,128

Balance at end of year	13,021,554	13,165,881	17,359,335	168,537

Retained earnings:
Balance at beginning of year	11,277,576	18,986,701	28,236,466	274,140
Net income	7,713,766	9,250,032	15,874,836	154,125
Stock issue costs, net of tax	(4,641)	(267)	(11,977)	(116)
Cash dividends	—	—	(1,829,260)	(17,760)
Loss on sales of treasury stock, net of tax	—	—	(105,039)	(1,020)

Balance at end of year	18,986,701	28,236,466	42,165,026	409,369

Net unrealized gain (loss) on debt and equity securities:
Balance at beginning of year	(310,480)	(83,877)	70,965	689
Net change during the year	226,603	154,842	213,383	2,072

Balance at end of year	(83,877)	70,965	284,348	2,761

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Cumulative translation adjustments:
Balance at beginning of year	848,873	285,079	(500,946)	(4,864)
Aggregate translation adjustments for the year	(563,794)	(786,025)	(105,517)	(1,024)

Balance at end of year	285,079	(500,946)	(606,463)	(5,888)

Treasury stock, at cost:
Balance at beginning of year	(28,529)	(2,322,287)	(4,416,763)	(42,881)
Purchase of treasury stock	(2,300,224)	(2,094,476)	(3,759,507)	(36,500)
Sales of treasury stock	6,466	—	721,807	7,008

Balance at end of year	(2,322,287)	(4,416,763)	(7,454,463)	(72,373)

Total Shareholders’ equity	(Yen)37,144,230	(Yen)43,951,797	(Yen)63,174,760	$613,348

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Cash flows from operating activities:
Net income	(Yen)7,713,766	(Yen)9,250,032	(Yen)15,874,836	$154,125
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	1,910,246	2,266,356	1,590,743	15,444
Pension and severance costs, less payments	82,007	140,661	166,649	1,618
Deferred income taxes	(1,542,750)	(1,334,998)	(1,390,387)	(13,499)
(Gain) loss on sales of marketable securities	259,293	65,259	(101,199)	(983)
Impairment loss of securities investments	804,661	7,360	—	—
Equity in earnings of affiliated companies	(11,189)	(23,623)	(53,122)	(516)
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	5,608,143	5,036,872	7,293,488	70,811
(Increase) decrease in accounts receivable, net of allowances	(118,016)	(446,201)	(3,421,729)	(33,221)
(Increase) decrease in inventories	(137,030)	278,751	(124,093)	(1,205)
Increase (decrease) in notes and accounts payable trade	(201,989)	(52,021)	379,882	3,688
Increase (decrease) in accrued income and other taxes	730,629	193,227	2,912,481	28,277
(Increase) decrease in other current assets	141,170	(67,898)	(90,479)	(878)
Increase (decrease) in accounts payable, other	(171,645)	(11,962)	823,199	7,992
Increase (decrease) in other current liabilities	96,567	602,296	1,107,855	10,756
(Increase) decrease in other assets	(361,945)	(324,879)	110,628	1,074
Other	(58,822)	87,072	(178,744)	(1,736)

Net cash provided by operating activities	14,743,096	15,666,304	24,900,008	241,747

Cash flows from investing activities:
Payments for purchases of property and equipment	(811,632)	(715,901)	(801,935)	(7,785)
Software development cost	(1,025,516)	(788,760)	(645,166)	(6,264)
Payments for purchases of other intangibles	(306,573)	(270,570)	(229,167)	(2,225)
Proceeds from sales of marketable securities	292,607	2,945,331	4,986,012	48,408
Payments for purchases of marketable securities maturing within three months or less (net)	—	—	(2,156,191)	(20,934)
Payments for purchases of marketable securities and security investments	(1,326,512)	(10,248,908)	(17,240,100)	(167,380)
(Payments for) / Proceeds from time deposits	5,046	(374,601)	57,047	554

Net cash used in investing activities	(3,172,580)	(9,453,409)	(16,029,500)	(155,626)

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	842,110	278,002	8,049,004	78,146
Proceeds from issuance of bonds	4,000,000	—	—	—
Purchase of treasury bonds	(4,008,800)	—	—	—
Redemption of bonds	(3,000,000)	(5,000,000)	(6,500,000)	(63,107)
Purchase of treasury stock, net	(2,293,758)	(2,094,476)	(3,165,679)	(30,735)
Tax benefit from exercise of non-qualified stock warrants	446,809	233,277	498,905	4,844
Tax recognition derived from elimination of reversed warrant related with stock option plan	12,934	(228,085)	(312,708)	(3,036)
Dividend paid	—	—	(1,819,607)	(17,666)
Other	(6,744)	—	—	—

Net cash provided / (used) by financing activities	(4,007,449)	(6,811,282)	(3,250,085)	(31,554)

Effect of exchange rate changes on cash and cash equivalents	(515,896)	(512,494)	568,994	5,524

Net increase (decrease) in cash and cash equivalents	7,047,171	(1,110,881)	6,189,417	60,091
Cash and cash equivalents at beginning of year	40,782,650	47,829,821	46,718,940	453,582

Cash and cash equivalents at end of year	(Yen)47,829,821	(Yen)46,718,940	(Yen)52,908,357	$513,673

Supplementary information of cash flow:
Payment for interest expense	(Yen)307,999	(Yen)151,623	(Yen)114,121	$1,108
Payment for income taxes	5,835,904	7,102,721	8,990,398	87,285

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

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses included in current income.

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

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

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

Marketable securities and Security investments

Marketable securities and security investments consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. The Company classifies “available for sale” debt securities with maturities longer than one year as Securities investments in investments and other assets. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range mainly from 3 to 6 years for office furniture and equipment, and mainly from 3 to 6 years for other properties.

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

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, as amended by FAS No. 148.

In October 1995, FAS 123 established a fair value based method of accounting for employee stock based compensation. If compensation cost for the stock options with warrants, the stock options under the U.S. program, which was expired in July 2003, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights had been determined based on the fair value at the grant dates, as prescribed by FAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	Years ended December 31,
	2002	2003	2004	2004
	(in thousands, except per share data)
Net income:
As reported	(Yen)7,713,766	(Yen)9,250,032	(Yen)15,874,836	$154,125
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(860,662)	(1,351,384)	(2,640,021)	(25,631)
Pro forma net income	6,853,104	7,898,648	13,234,815	128,494
Net income per share:
As reported—
Basic	(Yen)58.39	(Yen)70.11	(Yen)120.64	$1.17
Diluted	58.22	69.95	118.59	1.15
Pro forma net income—
Basic	(Yen)51.87	(Yen)59.87	(Yen)100.58	$0.98
Diluted	51.72	59.73	98.87	0.96

The fair values of the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the years ended December 31, 2002, 2003 and 2004;

	2002	2003	2004
Expected life (Years)	4.0	4.7-5.0	5.0
Volatility	18.0%	44.870%-60.240%	51.71%-59.57%
Dividend yield	0.00%	0.48%-0.66%	0.39%-0.43%
Risk-free interest rate	0.361%	0.160%-0.612%	0.634%-0.674%

The fair value per share of options granted above during fiscal 2002, 2003 and 2004 were (Yen) 518, (Yen)777-1,313 and (Yen)2,190-2,235 ($21.26-21.70), respectively.

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

Free distribution of common stock

On occasion, the Company has made free distributions of common stock to its shareholders which have been accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

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

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The provisions of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The standard will not have a material effect on the Company’s financial position and results of operations.

In December 2004, the FASB revised SFAS No.123 “Share-Based Payment” This new SFAS No.123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement is effective as of the beginning of the first fiscal year that starts after June 15, 2005. We intend to adopt the provisions on FAS 123(R) effective January 1, 2006. The Company is currently evaluating which transition method and valuation technique to be used upon adoption. The Company’s pro forma net income and net income per share for the year ended December 31, 2004 based on the fair values of the stock options with Stock acquisition rights, which were estimated on the date of grant using the Black-Scholes option pricing model in accordance with the original SFAS No.123, are disclosed in Note 2 (1) “Significant accounting policies—Stock-based compensation.”

In December 2004, the FASB issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions — an amendment of FASB Statements No. 66 and 67”. This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The standard will not have a material effect on the Company’s financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15. The standard will not have a material effect on the Company’s financial position and results of operations.

(3)	Reclassifications

Previously, the Company has disclosed all of “available for sale” debt securities as Marketable securities in current assets. However, since the balance of cash and cash equivalents has increased, in fiscal 2004, the possibility of sales before maturity of “available for sale” debt securities classified into working capital has decreased. Therefore, from fiscal 2004, the Company discloses “available for sale” debt securities with maturities longer than one year as Securities investments in investments and other assets.

Fiscal 2003 balance sheet has been prepared on a consistent basis for reference. As a result, “available for sale” debt securities of (Yen) 5,483,094 thousand is reclassified from current assets to investments and other assets. In addition, related deferred taxes of (Yen) 2,522 thousand are reclassified from current liabilities to long-term liabilities.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at December 31, 2004 ((Yen)103.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the years ended December 31, 2002, 2003 and 2004, is as follows:

	2002	2003	2004	2004
	Thousands of Yen			Thousands of U.S. dollars
Net income available to common stock holders	(Yen)7,713,766	(Yen)9,250,032	(Yen)15,874,836	$154,125

	Shares
Weighted-Average shares	132,111	131,940	131,589
Effect of dilutive securities:
Stock options	383	295	2,274
Weighted-Average shares for diluted EPS computation	132,494	132,235	133,863

	Yen			U.S. dollars
Basic EPS:	(Yen)58.39	(Yen)70.11	(Yen)120.64	$1.17
Diluted EPS:	58.22	69.95	118.59	$1.15

Shareholders’ equity per share as of December 31, 2003 and 2004 were as follows:

	December 31,				December 31,
	2003		2004		2004
	Yen				U.S. dollars
Shareholders’ equity per share	(Yen)	336.38	(Yen)	474.40	$4.61

5. Cash and cash equivalents

Cash and cash equivalents as of December 31, 2003 and 2004 comprised:

	December 31,		December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Cash	(Yen)44,032,813	(Yen)49,189,396	$477,567
Time deposits with original maturities of three months or less	2,686,127	3,718,961	36,106

	(Yen)46,718,940	(Yen)52,908,357	$513,673

6. Time deposits

The U.S. subsidiary had (Yen)59,354 thousand and (Yen)26,720 thousand, ($259 thousand) of restricted cash set aside in accordance with the terms of building lease agreement as at December 31, 2003 and 2004, respectively. The restricted cash is included in time deposits.

7. Marketable securities and Securities investments

Marketable securities include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of December 31, 2003 and 2004, were as follows:

	December 31, 2003
			Gross unrealized
	Cost		Gains		Losses		Fair value
	Thousands of yen
Available for sale:
Mutual funds	(Yen)	3,606,521	(Yen)	89,943	(Yen)	—	(Yen)	3,696,464
Equity securities		—		—		—		—
Debt securities		6,484,630		196,533		124,598		6,556,565

Total	(Yen)	10,091,151	(Yen)	286,476	(Yen)	124,598	(Yen)	10,253,029

	December 31, 2004
			Gross unrealized
	Cost		Gains		Losses		Fair value
	Thousands of yen
Available for sale:
Mutual funds	(Yen)	6,823,896	(Yen)	466,020	(Yen)	—	(Yen)	7,289,916
Equity securities		—		—		—		—
Debt securities		17,142,091		226,557		185,123		17,183,525

Total	(Yen)	23,965,987	(Yen)	692,577	(Yen)	185,123	(Yen)	24,473,441

	December 31, 2004
			Gross unrealized
	Cost		Gains		Losses		Fair value
	Thousands of U.S dollars
Available for sale:
Mutual funds		$66,251		$4,525		$—		$70,776
Equity securities		—		—		—		—
Debt securities		166,428		2,199		1,797		166,830

Total		$232,679		$6,724		$1,797		$237,606

The contractual maturities of available-for-sale debt securities as of December 31, 2004 were as follows:

	Aggregated Par value	Estimated Fair Value
	Thousands of yen
Due less than one year	(Yen)7,852,468	(Yen)7,998,660

Due after one to two years	6,811,106	6,855,524

Due after two to three years	2,284,228	2,329,341

Debt securities	(Yen)16,947,802	(Yen)17,183,525

	Aggregated Par value	Estimated Fair Value
	Thousands of U.S. dollars
Due less than one year	$76,238	$77,657

Due after one to two years	66,127	66,558

Due after two to three years	22,177	22,615

Debt securities	$164,542	$166,830

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, increased by (Yen)226,603 thousand, (Yen)177,733 thousand and (Yen)197,606 thousand ($1,919 thousand), in the years ended December 31, 2002, 2003 and 2004 respectively.

Proceeds from sales of “available-for-sale” securities for the years ended December 31, 2002, 2003 and 2004 were (Yen)292,607 thousand, (Yen)2,945,331 thousand and (Yen)4,986,012 thousand ($48,408 thousand), respectively. Realized gains (losses) on sales of “available-for-sale” securities for the year ended December 31, 2002, 2003 and 2004 were (Yen)(259,293) thousand (Yen)(65,259) thousand and (Yen)101,199 thousand ($983 thousand) respectively.

In 2002, the Company recognized loss from impairment of securities investments of (Yen)804,661 thousand. The loss primarily resulted from SOFTBANK INTERNET FUND and common stock of Information Security One Limited, a Cayman Islands, British West Indies provider of enterprise solutions and professional services company.

The following table shows our investment’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003 and 2004.

December 31, 2003
	Less than 12 months		12 Months or More		Total
Thousands of yen

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	(Yen) —	(Yen) —	(Yen) —	(Yen)—	(Yen) —	(Yen) —

Equity securities	—	—	—	—	—	—

Debt securities	926,585	94,737	114,127	29,861	1,040,712	124,598

Total	(Yen)926,585	(Yen)94,737	(Yen)114,127	(Yen)29,861	(Yen)1,040,712	(Yen)124,598

December 31, 2004
	Less than 12 months		12 Months or More		Total
Thousands of yen

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	(Yen) —	(Yen) —	(Yen) —	(Yen)—	(Yen) —	(Yen) —

Equity securities	—	—	—	—	—	—

Debt securities	9,308,944	25,410	833,114	159,713	10,142,058	185,123

Total	(Yen)9,308,944	(Yen)25,410	(Yen)833,114	(Yen)159,713	(Yen)10,142,058	(Yen)185,123

	Less than 12 months		12 Months or More		Total
Thousands of U.S. dollars

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	$—	$—	$—	$—	$—	$—

Equity securities	—	—	—	—	—	—

Debt securities	90,378	247	8,089	1,550	98,467	1,797

Total	$90,378	$247	$8,089	$1,550	$98,467	$1,797

Investments, which were in unrealized loss positions as of December 31, 2004, are comprised of U.S. dollar and Euro denominated public debts.

The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

The aggregate cost of the Company’s cost method investments totaled (Yen) 111,172 thousand ($1,079 thousand) at December 31, 2004. All the cost method investments were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

8. Inventories

Inventories as at December 31, 2003 and 2004 consist of the following:

	December 31,		December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Finished goods	(Yen)63,557	(Yen)170,033	$1,651
Raw materials	14,393	31,210	303

	(Yen)77,950	(Yen)201,243	$1,954

9. Investments in and transaction with affiliated companies

Investees accounted for using the equity method as of December 31, 2004 are SOFT TREND CAPITAL CORPORATION (20.0%) and Net Star Inc. (40.0%).

A summary of transactions and balances with the affiliated companies accounted for using the equity method is presented below:

	Years ended December 31,						Year ended December 31,
	2002		2003		2004		2004
	Thousands of yen						Thousands of U.S. dollars
Sales	(Yen)	6,556	(Yen)	5,571	(Yen)	6,482	$63

Purchases	(Yen)	104,028	(Yen)	189,175	(Yen)	37,331	$362

			December 31,				December 31,
			2003		2004		2004
			Thousands of yen				Thousands of U.S. dollars
Notes and accounts receivable, trade			(Yen)	—	(Yen)	—	$—

Other receivables			(Yen)	1,848	(Yen)	1,901	$18

Accounts payable, trade			(Yen)	37,524	(Yen)	—	$—

10. Research and development and maintenance costs, and software development costs

Research and development and maintenance costs in operating expenses are comprised of research and development costs and maintenance costs.

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen)1,699,563 thousand, (Yen)1,725,400 thousand and (Yen)2,597,325 thousand, ($25,217 thousand) for the years ended December 31, 2002, 2003 and 2004, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing. The maintenance costs were (Yen)1,806,002 thousand, (Yen)2,193,624 thousand and (Yen)2,260,934 thousand, ($21,951 thousand) for the years ended December 31, 2002, 2003 and 2004, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Software development costs:
Balance at beginning of year	(Yen)820,069	(Yen)936,058	(Yen)505,616	$4,909
Additions, at cost	1,025,516	788,760	645,166	6,264
Amortization for the year	(909,527)	(1,219,202)	(712,318)	(6,916)

Balance at end of year	(Yen)936,058	(Yen)505,616	(Yen)438,464	$4,257

11. Other intangibles

Other intangibles comprise the following:

	December 31,		December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Purchased software	(Yen)918,069	(Yen)1,147,237	$11,138
Other	145,084	145,084	1,409

	1,063,153	1,292,321	12,547
Less—Accumulated amortization	(751,397)	(995,953)	(9,670)

	(Yen)311,756	296,368	$2,877

The estimated aggregate amortization expense for intangible assets during each of the five years in the period ending December 31, 2009 are as follows:

	Thousands of yen	Thousands of U.S. dollars
Year ending December 31:
2005	(Yen)153,452	$1,490
2006	96,309	935
2007	19,162	186
2008	5,412	53
2009	1,645	16

12. Short-term borrowings and long-term debt

At December 31, 2004, the Company has unused Yen denominated lines of credit amounting to (Yen) 700,000 thousand ($6,796 thousand) relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

	December 31,		December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Bonds:
Unsecured 1.75% bonds, due 2004 with detachable warrants	(Yen)5,000,000	(Yen) —	$—
Unsecured 1.50% bonds, due 2004 with detachable warrants	1,500,000	—	—
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	—	—
Unsecured 1.9 % bonds, due 2006 with detachable warrants	4,000,000	4,000,000	38,835

	16,500,000	4,000,000	38,835
Less—treasury bonds:
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	—	—
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)	(38,835)

	6,500,000	—	—
Less—portion due within one year:	(6,500,000)	—	—

	(Yen) —	(Yen) —	$—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of the exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through the market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the year ended December 31, 2003 and 2004. (Yen) 12,500,000 thousand of the bonds was redeemed during the year ended December 31, 2004.

13. Stock Option

Based on the Company’s 2001 and 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	February 15, 2001 February 23, 2001	May 8, 2001 May 16, 2001	October 25, 2001 November 1, 2001	March 26, 2002 April 2, 2002

2.	Date of bond issuance	March 19, 2001	June 4, 2001	November 19, 2001	April 18, 2002

3.	Maturity date	March 19, 2004	June 4, 2004	November 19, 2004	April 18, 2006

4.	Amount of each bond (Thousands of yen)	(Yen)5,000,000	(Yen)1,500,000	(Yen)6,000,000	(Yen)4,000,000

5.	Issued to	Public	Public	Public	Public

6.	Date on which the bonds were fully redeemed	March 19, 2004	June 4, 2004	November 19, 2004	—

7.	Exercise price per each warrant	(Yen)5,675	(Yen)5,760	(Yen)2,590	(Yen)3,450

8.	Warrant exercise period	April 12, 2001 to March 12, 2004	May 17, 2002 to May 28, 2004	November 2, 2002 to November 12, 2004	April 3, 2003 to April 11, 2006

9.	Number of shares represented by warrants	881,057	260,416	2,316,602	1,159,420

10.	Outstanding as of December 31, 2002	873,128	256,076	2,315,057	1,158,840

11.	Outstanding as of December 31, 2003	873,128	256,076	2,264,864	1,158,840

12.	Outstanding as of December 31, 2004	—	—	—	737,391

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

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2001	6,292
Granted	1,159
Exercised	451
Redeemed	1,759
Cancelled	1
Outstanding at December 31, 2002	5,240
Granted	—
Exercised	50
Redeemed	637
Cancelled	—
Outstanding at December 31, 2003	4,553
Granted	—
Exercised	2,018
Redeemed	1,798
Cancelled	—
Outstanding at December 31, 2004	737

Exercisable Stock warrants at December 31, 2004	435

The grants of March 19, 2001, June 4, 2001, November 19, 2001 and April 18, 2002 did not result in deferred compensation.

Based on the resolution at the shareholders’ meeting on March 27, 2001, the Company introduced an incentive stock option plan as subscription right method, which qualified under Article 280-19 of the unrevised Japanese Commercial Code. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 16, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009 originally. However, based on actual contract with employees, all options based on this plan were substantially redeemed within the year ended December 31, 2004. Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2001	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at December 31, 2002	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at December 31, 2003	707
Granted	—
Exercised	—
Redeemed	707
Cancelled	—
Outstanding at December 31, 2004	—

Exercisable subscription rights at December 31, 2004	—

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

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on April 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on October 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on October 28, 2004. The options granted are exercisable from October 28, 2005 through October 27, 2009.

Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2002	—
Granted	6,000
Exercised	67
Redeemed	—
Cancelled	—
Outstanding at December 31, 2003	5,933
Granted	5,000
Exercised	1,390
Redeemed	—
Cancelled	506
Outstanding at December 31, 2004	9,037

Exercisable Stock acquisition rights at December 31, 2004	1,288

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen)2,230 issued on February 12, 2003 , (Yen)1,955 issued on May 28, 2003, (Yen) 2,695 issued on November 14, 2003, (Yen)4,310 issued on April 28, 2004 and (Yen)5,090 issued on October 28, 2004 was determined as equivalent to the fair market value of the Company’s shares at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

14. Employee benefit plans

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

Additionally, the parent company has been a member of the Tokyo Small Computer Software Industry Welfare pension plan, which is categorized as a multi-employer pension plan. Total pension expense for this multi-employer pension plan was (Yen) 68,981 thousand in 2002, (Yen) 84,824 thousand in 2003 and (Yen) 83,833 thousand ($814 thousand) in 2004, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who have been employed for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

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

Information regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	December 31,		December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Change in benefit obligation:
Benefit obligation at beginning of year	(Yen)321,135	(Yen)437,883	$4,251
Service cost	131,173	143,711	1,395
Interest cost	4,997	6,383	62
Actuarial (gain)/loss	12,014	(73,381)	(712)
Benefits paid	(31,436)	(47,025)	(456)

Projected benefit obligation at end of year	437,883	467,571	4,540

Unrecognized net actuarial gain/(loss)	(48,741)	30,498	296
Unrecognized net transition obligation	(311)	—	—

Accrued benefit cost	(Yen)388,831	(Yen)498,069	$4,836

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)99,134	(Yen)131,173	(Yen)143,711	$1,395
Interest cost	5,238	4,997	6,383	62
Amortization of unrecognized transition obligation	1,112	1,112	311	3
Recognized actuarial loss	—	2,323	—	—

Net periodic pension cost	(Yen)105,484	(Yen)139,605	(Yen)150,405	$1,460

	Years ended December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Accumulated benefit obligation	(Yen)253,842	(Yen)309,559	$3,005

	December 31,
	2003	2004
Assumptions used to determine benefit obligations at December 31:
Discount rate	1.50%	1.50%
Rate of compensation increase	5.50%	5.50%

	December 31,
	2002	2003	2004
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	2.50%	2.00%	1.50%
Rate of compensation increase	5.50%	5.50%	5.50%

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

	Thousands of yen	Thousands of U.S. dollars
Estimated Future Benefit Payments Year ending December 31:
2005	(Yen)37,674	$366
2006	48,494	471
2007	58,618	569
2008	65,238	633
2009	75,476	733
2010-2014	415,475	4,034

The measurement date used to determine above plans are November 30, 2003 and November 30, 2004, respectively.

Information regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	December 31,		December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Change in benefit obligation:
Benefit obligation at beginning of year	(Yen)252,669	(Yen)296,439	$2,878
Service cost	51,978	78,024	758
Interest cost	8,954	9,220	90
Amendments	33,127	—	—
Actuarial (gain)/loss	(46,388)	56,903	552
Benefits paid	—	(2,516)	(25)
Foreign currency exchange impact	(3,901)	4,646	45

Projected benefit obligation at end of year	296,439	442,716	4,298

Change in plan assets:
Fair value of plan assets at beginning of year	(76,947)	(95,322)	(925)
Actual return on plan assets	(1,163)	(1,305)	(13)
Employer contribution	(23,864)	(28,637)	(278)
Benefit paid	—	2,516	25
Foreign currency exchange impact	6,652	(1,804)	(18)

Fair value of plan assets at end of year	(95,322)	(124,552)	(1,209)

Funded status	201,117	318,164	3,089
Unrecognized prior service cost	(51,379)	(49,923)	(485)
Unrecognized net actuarial loss	(51,160)	(110,269)	(1,070)

Accrued benefit cost	(Yen)98,578	(Yen)157,972	$1,534

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)7,038	(Yen)51,978	(Yen)78,024	$758
Interest cost	7,276	8,954	9,220	90
Expected return on plan assets	(3,334)	(3,450)	(3,614)	(35)
Amortization of prior service cost	1,154	1,072	2,444	23
Recognized actuarial loss	760	2,425	1,004	9

Net periodic pension cost	(Yen)12,894	(Yen)60,979	(Yen)87,078	$845

	Years ended December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Accumulated benefit obligation	(Yen)152,626	(Yen)209,810	$2,037

	December 31,
	2003	2004
Assumptions used to determine benefit obligations at December 31:
Discount rate	3.25%	3.25%
Rate of compensation increase	3.75%	4.00%

	December 31,
	2002	2003	2004
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	5.00%	4.00%	3.25%
Expected return on plan assets	5.00%	4.00%	3.25%
Rate of compensation increase	5.50%	4.50%	3.75%

The measurement date used to determine above plans are December 31, 2003 and December 31, 2004, respectively.

Asset Allocation

December 31,
2004
Allocation(%)
Type of investment
Cash	44.71
Government Loan	12.39
Equity	26.82
Notes	14.66
Bonds	1.42

Total	100.00

The Company has no control over the investment, since a government appointed manager and custodian manages them. Expected return on assets of 3.25% used to determine net periodic benefit cost for years ended December 31, 2004 was determined based on the information provided by the above-mentioned government appointed manager and custodian. Historical returns are taken into consideration.

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

	Thousands of yen	Thousands of U.S. dollars
Estimated Future Benefit Payments Year ending December 31:
2005	(Yen)236	$2
2006	281	3
2007	6,089	59
2008	375	4
2009	433	4
2010-2014	17,022	165

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or corporate auditor with shareholder approval when our management proposes such payments based on a resolution of our Board of Directors. The Company has an internal formula to determine the amounts of severance payments to corporate auditors when the Company makes such a proposal for corporate auditors. The Company has not recorded any liabilities relating to severance payments to directors and corporate auditors as of December 31, 2003 and 2004 because the Company has no liabilities to directors, and related liabilities to corporate auditors were insignificant.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

15. Income taxes

Income before income taxes and provision for income taxes comprise the following:

	Years ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	Thousands of yen			Thousands of U.S. dollars
Income before income taxes:
Domestic	(Yen)8,871,130	(Yen)9,328,185	(Yen)14,190,169	$137,768
Foreign subsidiaries	4,227,153	6,000,802	12,134,817	117,814

	(Yen)13,098,283	(Yen)15,328,987	(Yen)26,324,986	$255,582

Income taxes, current:
Domestic	(Yen)5,275,060	(Yen)6,531,627	(Yen)9,814,296	$95,284
Foreign subsidiaries	1,663,396	905,949	2,079,363	20,188

	(Yen)6,938,456	(Yen)7,437,576	(Yen)11,893,659	$115,472

Income taxes, deferred:
Domestic	(Yen)(1,179,982)	(Yen)(1,260,644)	(Yen)(1,548,781)	$(15,037)
Foreign subsidiaries	(362,768)	(74,354)	158,394	1,538

	(Yen)(1,542,750)	(Yen)(1,334,998)	(Yen)(1,390,387)	$(13,499)

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Years ended December 31,
	2002	2003	2004
Statutory tax rate:	42.1%	42.1%	42.1%
Increase (reduction) in rate resulting from—
Different tax rates applied to foreign subsidiaries	(2.4)	(1.3)	(2.0)
Effect of change in statutory tax rate	—	0.3	0.8
State income taxes, net of federal tax	0.7	0.4	0.3
Permanent difference	2.2	1.5	0.6
Tax credit relating to Tax law applied to Parent company	—	(1.3)	(1.2)
Tax credit relating to Tax law applied to foreign subsidiaries	(0.9)	(1.1)	(1.1)
Other	(0.5)	(0.8)	0.4
Effective income tax rate	41.2%	39.8%	39.9%

On March 31, 2003, in Japan, the Law to Partially Revise the Local Tax Law was promulgated, which introduced the pro forma standard taxation system on April 1, 2004. As a result of the change in tax laws, a new statutory income tax rate was reduced to 40.7%. For the parent company, this new statutory rate is effective from the fiscal year ending December 31, 2005. The Company recalculated deferred tax assets and liabilities for temporary differences scheduled to be realized after January 1st, 2005. Since in 2004 all of the current portions of deferred tax assets and liabilities had an expected realization after the effective date of this new statutory rate, this recalculation composed the majority of “Effect of change in statutory rate” above.

The significant components of deferred income tax assets and liabilities at December 31, 2003 and 2004 were as follows:

	December 31,		December 31,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Deferred tax assets:
Deferred revenue	(Yen)4,344,292	(Yen)5,637,865	$54,737
Allowance for doubtful accounts and sales returns	319,280	242,803	2,357
Accrued enterprise tax	357,846	579,418	5,625
Accrued liabilities	257,672	524,571	5,093
Tax loss carry forward	89,674	62,652	608
Amortization of intangibles	509,086	388,305	3,770
Impairment of securities investments	242,676	242,676	2,356
Other	739,463	423,910	4,116

Gross deferred tax assets	6,859,989	8,102,200	78,662
Less: Valuation allowance	(158,842)	(181,457)	(1,761)

	(Yen)6,701,147	(Yen)7,920,743	$76,901

Deferred tax assets are included in the consolidated balance sheets as follows:

	December 31,		December 31
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Current assets—Deferred income taxes	(Yen)4,894,387	(Yen)6,224,972	$60,437
Investment and other assets—Deferred income taxes	1,806,760	1,695,771	16,464

Deferred tax assets	(Yen)6,701,147	(Yen)7,920,743	$76,901

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carry forwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended December 31, 2002, 2003 and 2004 were a decrease of (Yen) 17,020 thousand, a decrease of (Yen) 31,237 thousand and a decrease of (Yen) 22,615 thousand ($ 220 thousand), respectively.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at December 31, 2004 amounted to approximately (Yen) 212,609 thousand ($2,064 thousand) and are available as an offset against future taxable income of the subsidiary. These carryforwards expire at various dates up to December 31, 2008. Realization is dependent on these subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less the valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carry forward period change.

At December 31, 2004, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling (Yen) 12,554,964 thousand ($121,893 thousand), as management of the Company intends to reinvest undistributed earnings of the Company’s foreign subsidiaries. The unrecognized deferred tax liabilities as of December 31, 2004 for such undistributed earnings amounted to (Yen) 2,342,310 thousand ($ 22,741 thousand).

16. Shareholders’ equity

Changes in the number of shares of common stock issued have resulted from the following:

	Years ended December 31,
	2002	2003	2004
Shares of common stock issued:
Balance at beginning of year	132,052,284	132,503,417	132,620,100
Exercise of stock purchase warrants and stock acquisition rights	451,133	116,683	3,135,772

Balance at end of year	132,503,417	132,620,100	135,755,872

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

Upon exercise of stock warrants and stock acquisition rights, 50,183 shares of common stock at an exercise price of (Yen)2,590 per share and 66,500 shares of common stock at an exercise price of (Yen)2,230 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)139,134 thousand and (Yen)139,135 thousand, respectively, in the year ended December 31, 2003.

Upon exercise of stock warrants and stock acquisition rights, 1,596,630shares of common stock at an exercise price of (Yen)2,590 per share, 421,142shares of common stock at an exercise price of (Yen)3,450 per share, 534,000 shares of common stock at an exercise price of (Yen)2,230 per share, 394,500 shares of common stock at an exercise price of (Yen)1,955 per share, and 189,500shares of common stock at an exercise price of (Yen)2,695 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)4,030,783 thousand ($39,134 thousand) and (Yen)4,030,198 thousand ($39,128 thousand), respectively, in the year ended December 31, 2004.

Under the Japanese Commercial Code, the amount available for dividends is based on retained earnings as recorded in the books of the Company prepared in accordance with Japanese Commercial Code requirements. However, certain adjustments, not recorded in the Company’s books, are reflected in the financial statements as described in Note 2.

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. Prior to the amendments to the Japanese Commercial Code in 2001, no further appropriation was required when the legal reserve equals 25% of the stated capital. However, as a result of the amendments effective from October 1, 2001, no further appropriation is required when the aggregated amount of the additional paid-in-capital and the legal reserve equals 25% of the stated capital. The amounts of statutory retained earnings of the parent company available for the payment of dividends to stockholders as of December 31, 2003 and 2004 were (Yen) 14,830,214 thousand and (Yen)21,800,332 thousand ($211,654 thousand), respectively.

The Japanese Commercial Code allows the Company to purchase treasury stock for any reason at any time by the resolution of the Board of Directors up to the limitation approved by the shareholders’ meeting. On March 26, 2002 and March 26, 2003, the shareholders of the parent company approved to purchase treasury stock at maximum of 5.0 million shares and (Yen)5.7 billion, and 2.5 million shares and (Yen)5.0 billion until the resolution of next Ordinary General Shareholders’ Meeting, respectively.

In September 2003, the Japanese Commercial Code was modified. The new Japanese Commercial Code allows the Company to purchase treasury stock for any reason at any time by the resolution of the Board of Directors up to the limitation of statutory retained earnings of the parent company available for the payment of interim dividends to stockholders. On March 25, 2004, the shareholders of the parent company approved to amend the articles of incorporation in order to apply this new rule.

The Company repurchased 902,292 shares as treasury stock and issued 272,500 shares of treasury stock in case of exercising stock warrants in 2004.

The Japanese Commercial Code permits a Company to distribute profits by way of interim or year-end dividends under certain conditions.

Total accumulated other comprehensive income as of December 31, 2003 and 2004 was a net debit balances of (Yen)429,981 thousand and a net debit balance of (Yen)322,115 thousand ($3,127 thousand), respectively.

17. Financial instruments

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

At December 31, 2004, the notional principal amount of the interest rate swap arrangement was (Yen) 200,000 thousand, and the carrying amount of the arrangement and the related fair value were credit balance of (Yen) 1,559 thousand ($15 thousand). The fair value of the interest rate swap arrangement is estimated based on the discounted amounts of future net cash flows. The interest rate cap arrangement expired at May 2004 and the swap arrangement expired at January 2005.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At December 31, 2003, the carrying amount and the estimated fair value of the current portion of the long-term debt are (Yen) 6,500,000 thousand and (Yen) 6,501,522 thousand, respectively. At December 31, 2004, there was substantially no long-term debt including the current portion. The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

18. Advertising costs

Advertising costs included in Operating expenses were (Yen) 2,507,735 thousand, (Yen) 2,511,704 thousand and (Yen) 3,452,434 thousand ($33,519 thousand) for the years ended December 31, 2002, 2003 and 2004, respectively.

19. Customer support costs

Customer support costs are primarily payroll, related expenses and outsourced customer service fees, which relate to activities such as maintenance of customer’s database, education promotions to customers, investigation for appropriate customer support methodologies, responses to customer’s questions and sales promotions to customers via telephone. Customer support costs in operating expenses were (Yen) 3,857,957 thousand, (Yen) 4,830,660 thousand and (Yen) 5,723,426 thousand, ($55,567 thousand) for the years ended December 31, 2002, 2003 and 2004, respectively.

20. Leases

Rental expenses under operating leases for the year ended December 31 2002, 2003 and 2004 were (Yen) 1,513,547 thousand, (Yen) 1,438,801 thousand, and (Yen) 1,396,590 thousand($13,559 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non- cancelable lease terms at December 31, 2004 are as follows:

	Thousands of yen	Thousands of U.S. dollars
Year ending December 31:
2005	(Yen)575,135	$5,584
2006	313,011	3,039
2007	225,864	2,193
2008	221,817	2,153
2009	21,921	213

Total minimum future lease payments	(Yen)1,357,748	$13,182

21. Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen)47,419 thousand of reserves for specific liabilities, as of December 31, 2003 in connection with the Agreement that we currently deem to be probable and estimable. Based on yearly experiences of payment, the Company has established no liabilities for specific liabilities as of December 31, 2004.

22. Segment Information

The Company has been specializing in the ‘Security software business’.

The Company discloses Operating Segment information as required by FAS 131 “Disclosures about Segments of an Enterprise and Related Information”. The information now provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and a corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of Research and development, Marketing, Customer support and Administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our operating segment’s sales, operating income (loss) and total assets. Corporate assets are mainly cash, marketable securities, and software used to develop our products. These figures comply with the accounting policies disclosed in the Notes to these consolidated financial statements.

	Year ended December 31						Year ended December 31,
	2002		2003		2004		2004
	Thousands of yen						Thousands of U.S. dollars
Net sales to external customers:
Japan	(Yen)	18,346,779	(Yen)	20,052,478	(Yen)	25,443,297	$247,022
North America		9,215,591		9,633,103		11,891,452	115,451
Europe		9,807,095		12,138,158		16,417,611	159,394
Asia Pacific		4,208,527		4,809,092		6,304,675	61,211
Latin America		1,401,645		1,455,516		1,992,219	19,342
Corporate		—		—		—	—

Consolidated Total	(Yen)	42,979,637	(Yen)	48,088,347	(Yen)	62,049,254	$602,420

Operating income (loss)
Japan	(Yen)	12,246,158	(Yen)	12,740,687	(Yen)	16,599,993	$161,165
North America		5,789,640		6,067,435		7,543,325	73,236
Europe		4,760,862		5,606,304		9,732,567	94,491
Asia Pacific		626,866		857,604		1,678,826	16,299
Latin America		663,757		728,786		1,282,044	12,447
Corporate		(10,221,165)		(10,847,320)		(10,759,079)	(104,457)

Consolidated Total	(Yen)	13,866,118	(Yen)	15,153,496	(Yen)	26,077,676	$253,181

			December 31,				December 31,
			2003		2004		2004
			Thousands of yen				Thousands of U.S. dollars
Total assets
Japan			(Yen)	33,985,731	(Yen)	49,204,224	$477,711
North America				10,564,048		14,596,978	141,718
Europe				12,003,990		18,610,466	180,684
Asia Pacific				5,188,944		6,757,197	65,604
Latin America				1,631,716		2,433,549	23,627
Corporate				17,896,658		15,131,497	146,908

Consolidated Total			(Yen)	81,271,087	(Yen)	106,733,911	$1,036,252

Significant customer

SOFTBANK COMMERCE whose name changed into SOFTBANK BB in January 2003, an indirect wholly-owned subsidiary of SOFTBANK accounted for more than 10% of net sales to external customers for the years ended December 31, 2002, 2003 and 2004. Net sales to SOFTBANK and its affiliates for the years ended December 31, 2002, 2003 and 2004 were (Yen) 10,130,276 thousand, (Yen) 9,204,071 thousand and (Yen) 10,396,225 thousand ($100,934 thousand), respectively.

23. Subsequent events

Potential Effect on Our Results of Operations from Distribution of a Defective Virus Pattern File in April 2005

On April 23, the Company distributed a defective virus file pattern that resulted in damage to the computers of our customers who downloaded the file. As a result, we took steps to resolve our customers’ problems and ensure that a similar problem would not reoccur. While the ultimate effect on our results of operations for the year ending December 31, 2005 is still not known, as of June 10, 2005 we have incurred approximately (Yen) 584 million in costs and expenses related to this issue. However the possibility of incurring further cost is undeniable. In addition, despite the fact that it is impossible to calculate the ultimate effect, Management expects this issue will result in a decrease of sales and recognition of a portion of deferred revenue will be delayed due to the impact from the extension of the service period to certain customers.

SCHEDULE II

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Additions charged to costs and expenses	Additions (deductions) charged to net sales	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Thousands of yen
Year ended December 31, 2002:
Allowance for doubtful accounts and sales returns	(Yen)850,376	(Yen)459,780	(Yen)(274,488)	(Yen)(61,785)	(Yen)(11,846)	(Yen)962,037

Year ended December 31, 2003:
Allowance for doubtful accounts and sales returns	(Yen)962,037	(Yen)278,150	(Yen)91,678	(Yen)(301,299)	(Yen)(6,832)	(Yen)1,023,734

Year ended December 31, 2004:
Allowance for doubtful accounts and sales returns	(Yen)1,023,734	(Yen)8,138	(Yen)132,528	(Yen)(309,465)	(Yen)10,003	(Yen)864,938

Notes:  1. Amounts written off.

             2. Translation adjustment.

	Balance at beginning of period	Additions	Deductions	Other	Balance at end of period
Thousands of yen
Year ended December 31, 2002:
Valuation allowance —Deferred tax assets	(Yen)207,099	(Yen)125,570	(Yen)(142,590)	(Yen)—	(Yen)190,079

Year ended December 31, 2003:
Valuation allowance —Deferred tax assets	(Yen)190,079	(Yen)29,009	(Yen)(60,246)	(Yen)—	(Yen)158,842

Year ended December 31, 2004:
Valuation allowance —Deferred tax assets	(Yen)158,842	(Yen)97,019	(Yen)74,404	(Yen)—	(Yen)181,457

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

By:	/s/ Mahendra Negi
	Name:	Mahendra Negi
	Title:	Representative Director
Chief Financial Officer and
Executive Vice President

Date: June 30, 2005

INDEX OF EXHIBITS

Exhibit Number		Document

1.1		Articles of Incorporation of Trend Micro (English translation)

1.2	*	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3		Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4	*	Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1	**	Specimen Common Stock Certificates

2.2	***	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1	****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2		Limited Liability Agreement dated April 21, 2005, between Trend Micro Incorporated and Hirotaka Takeuchi

8.1		List of subsidiaries of Trend Micro

11.1	*	Code of Conduct

12.1		Certification of the principal executive officer of Trend Micro required by Rule 13a-14(a)

12.2		Certification of the principal financial officer of Trend Micro required by Rule 13a-14(a)

13.1		Certification of the chief executive officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2		Certification of the chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1		Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-10486) filed on June 1, 2004.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
***	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
+	Confidential treatment granted for a portion of these documents.