Form 20-F
period 2005-12-31
TREND MICRO INC
filed 2006-06-30
CIK 1089463

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

As of December 31, 2005, 134,090,494 shares of common stock were outstanding, including 1,565,200 American Depositary Shares represented by 1,565,200 shares of common stock.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

All information contained in this report is as of December 31, 2005 or for the year ended December 31, 2005 unless the context otherwise indicates. In tables appearing in this annual report, figures may not add up to totals due to rounding.

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

Also, as used in this annual report:

•	“dollar” or “$” means the lawful currency of the United States of America, and “yen” or “(Yen)” means the lawful currency of Japan.

•	“U.S. GAAP” means generally accepted accounting principles in the United States.

•	“ADS” means an America Depositary Share, each representing 1 share of our common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2005” and “fiscal year 2005” refer to our fiscal year ended December 31, 2005, and other fiscal years are referred to in a corresponding manner.

•	In tables appearing in this annual report, figures may not add up to totals due to rounding.

Item 1. Identify of Directors, Senior Management and Advisers.

Not applicable

Item 2. Offer Statistics and Expected Timetable.

Not applicable

Item 3. Key Information.

A. Selected Financial Data.

The selected financial data for the years ending December 31, 2003, 2004 and 2005, and as of December 31, 2004 and 2005 is derived from the Company’s audited consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F. The historical statement of income information audited financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 have been restated and the financial data presented below reflects the restatement as discussed in Note 2(1), “Restatements” to the consolidated financial statements. The historical restated consolidated following financial data for the years ended December 31, 2002 and 2001 has been derived from the consolidated unaudited financial statements not included herein and includes the effects of the restatement items discussed in Note 2, “Restatements” of the Notes to the Consolidated Financial Statements. Selected financial data should also be read in conjunction with “Operating and Financial Review and Prospects” included as Item 5 and the Consolidated Financial Statements and the related notes thereto which begin on page F-2 and are in response to Item 8 and Item 18.

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(restated)		(restated)		(restated)		(restated)
	(in millions of yen and thousands of dollars, except per share data)
Net Sales	(Yen)	31,326	(Yen)	42,980	(Yen)	48,088	(Yen)	62,049	(Yen)	73,030	$618,897
Cost of sales: (1)
Amortization of capitalized software, and Materials		1,899		2,354		3,168		3,236		2,599	22,022
Maintenance		854		1,806		2,194		2,261		1,671	14,163
Customer Support		2,449		3,858		4,831		5,724		6,858	58,118

Total Cost of sales		5,202		8,018		10,193		11,221		11,128	94,303

Operating expenses:(1)
Selling		10,001		15,052		15,360		16,009		20,944	177,496
Research and development		1,901		1,700		1,725		2,597		4,395	37,247
General and administrative		4,453		4,344		5,656		6,144		8,991	76,192
Goodwill write-off		2,253		—		—		—		—	—

Total operating expenses		18,608		21,096		22,741		24,750		34,330	290,935

Operating income		7,516		13,866		15,154		26,078		27,572	233,659
Other income (expense), net		241		(768)		175		247		1,536	13,022
Net income before tax		7,757		13,098		15,329		26,325		29,108	246,681
Income taxes		3,241		5,395		6,103		10,503		10,504	89,022
Income before minority interest and equity in earnings (losses) of affiliated companies		4,516		7,703		9,226		15,822		18,604	157,659
Minority interest in income of consolidated subsidiaries		—		—		—		—		(0)	(3)
Income from consolidated companies		4,516		7,703		9,226		15,822		18,604	157,656
Equity in earnings (losses) of affiliated companies		(130)		11		24		53		66	564
Net income	(Yen)	4,386	(Yen)	7,714	(Yen)	9,250	(Yen)	15,875	(Yen)	18,670	$158,220

Net income per share (basic)(2)	(Yen)	33.33	(Yen)	58.39	(Yen)	70.11	(Yen)	120.64	(Yen)	139.85	$1.19

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(in millions of yen and thousands of dollars, except per share data)
Net income per share (diluted)(2)	(Yen)	33.02	(Yen)	58.22	(Yen)	69.95	(Yen)	118.59	(Yen)	137.83	$1.17

Cash dividends per share(2)	(Yen)	—	(Yen)	—	(Yen)	—	(Yen)	14	(Yen)	36	$0.31

Weighted average common shares outstanding (basic)(2)		131,594,913		132,111,467		131,940,179		131,588,738		133,498,438
Weighted average common shares outstanding (diluted)(2)		132,832,159		132,494,201		132,235,128		133,863,237		135,456,212

(1)	The Company has historically disclosed maintenance costs as part of the “Research and development and maintenance” line item within operating expenses in the consolidated statement of income. Starting fiscal year 2005, maintenance costs are included in cost of sales, therefore, prior years’ figures have been restated to reflect such amendment. In addition, customer support expenses, which were disclosed as a component of operating expenses, through December 31, 2004, have also been included in cost of sales starting fiscal year ended 2005, therefore, prior years’ figures have been restated to reflect such amendment. Refer to Note 2 to the consolidated financial statements, included elsewhere in this Annual Report for additional information.

(2)	We effected a one-to-two stock split on May 18, 2001. The share and per share amounts for each of the year ended December 31, 2001 have been restated to reflect that stock split.

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(in millions of yen and thousands of dollars, except per share data)
Consolidated Balance Sheet Information
Cash and cash equivalents	(Yen)	40,783	(Yen)	47,830	(Yen)	46,719	(Yen)	52,908	(Yen)	59,613	$505,191
Total assets		64,729		73,838		81,271		106,734		132,935	1,126,570
Current portion of long-term debt		3,000		5,000		6,500		—		—	—
Long-term debt		11,500		6,500		—		—		—	—
Total liabilities		33,963		36,694		37,319		43,559		51,068	432,776
Common stock		6,834		7,257		7,396		11,427		12,485	105,804
Shareholders’ equity	(Yen)	30,766	(Yen)	37,144	(Yen)	43,952	(Yen)	63,175	(Yen)	81,863	$693,755

Exchange Rates.

In this annual report, we have translated Japanese yen amounts into U.S. dollars solely for the convenience of readers. Unless otherwise indicated, the rate we used for the translation was (Yen) 118. 00 per $1, which was the approximate rate on December 31, 2005. The following table shows the noon buying rates for Japanese yen expressed in Japanese yen per $1. On June 15, 2006 the noon buying rate announced by the Federal Reserve Bank of New York was (Yen) 115.06 per $1.

Year ended/ending December 31,	High	Low	Average (1)	Period- end
2001	131.47	114.26	122.18	131.04

2002	134.77	115.71	124.81	118.75

2003	121.42	106.93	115.99	107.13

2004	114.30	102.56	108.15	102.68

2005	120.93	102.26	110.74	117.88

2006 (through June 15)	119.07	110.07	115.61	115.06

Calendar Year 2005

December	120.93	115.78	118.46	117.88

Calendar Year 2006

January	117.55	113.96	115.48	116.88

February	118.95	115.82	117.86	115.82

March	119.07	115.89	117.28	117.48

April	118.66	113.79	117.07	113.79

May	113.46	110.07	111.73	112.26

June (until June 15)	115.06	111.66	113.60	115.06

(1)	For annual averages, calculated based on the average of the exchange rates on the last day of each month during the period. For monthly averages, calculated based on the average of noon buying rates.

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

Microsoft Corp., a major operating system vendor, has acquired some security vendors such as GeCAD Software Srl., an anti-virus software vendor in Romania. Microsoft Corp. announced that they would provide anti-virus products or services such as named “Windows OneCare™” or “Client Protection” in 2006. At this time, we do not know the details of those services or products, but if in fact Microsoft launches those products or services, and/or, if anti-virus functions were to be included in its operating system products, this could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE GENERATE SUBSTANTIALLY ALL OF OUR SALES FROM A SINGLE PRODUCT LINE, WE ARE VULNERABLE TO DECREASED DEMAND FOR SUCH PRODUCTS.

Unlike software companies with diversified product lines, we derive substantially all of our net sales from licensing and selling anti-virus software products. Although we have begun to offer more comprehensive network and internet security and management software and services, we expect anti-virus products to continue to account for the largest portion of our net sales for the foreseeable future. If the demand for, or the prices of, anti-virus products drop as a result of competition, technological changes or other factors such as lower growth or a contraction in the worldwide anti-virus software market, this could have a material adverse effect on our business, financial condition and results of operations.

DETERIORATION IN OUR RELATIONSHIP WITH SOFTBANK BB CORP. COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS.

We depend on our relationship with SOFTBANK BB (formerly SOFTBANK COMMERCE CORP.), which has played an instrumental role in the development of our business in Japan. SOFTBANK BB also has close relationships with many resellers and systems integrators through which we sell our anti-virus software to corporate end users in Japan. An adverse change in our relationship with SOFTBANK BB would result in decreased sales to SOFTBANK BB and could disrupt our relationship with many resellers of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK BB totaled approximately (Yen)9.2 billion, or 19.1%, of our net sales in fiscal 2003, approximately (Yen)10.4 billion, or 16.8%, of our net sales in fiscal 2004 and approximately (Yen)10.6 billion, or 14.5%, of our net sales in fiscal 2005. Because of our dependence on SOFTBANK BB, the price of shares and ADSs could fall as a result of adverse events affecting SOFTBANK BB, even if the events do not relate directly to us.

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

WE MAY NOT GENERATE EXPECTED RESULTS IN STRATEGIC ALLIANCES

Because we are mainly focusing our business on the field of anti-virus software and do not offer other security products such as firewalls, we actively pursue strategic alliances with other companies that allow us to provide customers with integrated or other new products and services derived from the alliances. In fiscal year 2004, we began to provide a third party URL filtering solution and have signed contracts with Cisco Systems to integrate network worm and virus outbreak prevention services with Cisco’s products and services. To launch and provide such products and services, we may invest substantial cash and other resources in product developments, marketing promotions and support and maintenance activities. However we may not earn revenue successfully from alliances despite our efforts, and such alliance may be terminated or dissolved by various causes before generating revenue.

WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE IN THE U.S. AND EUROPEAN MARKETS BECAUSE OUR COMPETITORS ARE MORE ESTABLISHED THAN WE ARE IN THESE MARKETS.

We believe that our share of the anti-virus software market in the U.S. and Europe is significantly smaller relative to the market shares of our principal competitors, despite the growth of our sales in these markets in fiscal 2004 and 2005. Because our competitors are already well-established in these key markets and have greater financial and other resources and brand recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

Some of our major competitors have the following advantages over us in the U.S. and European markets:

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

WE MAY SUFFER A LOSS OF SALES AND MARKET SHARE IN OUR CORE JAPANSE MARKET IF OUR COMPETITORS ACHIEVE SUCCESS IN JAPAN.

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

If we make such an acquisition using our stock, our current shareholders’ ownership interests will be diluted. Any of these factors could materially hurt our business, financial condition and results of operations.

For example, in 2000, we acquired ipTrend to start a new business selling a Linux based remotely managed server appliance solution to small and medium sized companies. However, ipTrend performed poorly and was liquidated in December 2001. Due to the liquidation of ipTrend, (Yen) 2.3 billion was booked as goodwill write-off in 2001.

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

WE FACE NEW RISKS RELATED TO OUR ANTI-SPAM AND ANTI-SPYWARE SOFTWARE PRODUCTS.

Our anti-spam and anti-spyware products may falsely identify emails or programs as unwanted “spam” or “potentially unwanted programs,” or alternatively fail to properly identify unwanted emails or programs, particularly as “spam” emails or spyware are often designed to circumvent anti-spam or spyware products. Parties whose emails or programs are blocked by our products may seek redress against us for labeling them as “spammers” or spyware, or for interfering with their business. In addition, false identification of emails or programs as unwanted “spam” or “potentially unwanted programs” may reduce the adoption of these products.

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

Factors which could cause our quarterly financial results to fluctuate include:

•	timing of sales of our products and services due to customers’ budgetary constraints, seasonal buying patterns and our promotional activities;

•	new product introductions by our competitors;

•	significant marketing campaigns, research and development efforts, employee hiring, and other capital expenditures by us to drive the growth of our business;

•	changes in customer needs for anti-virus software; and

•	changes in economic conditions in our major markets.

WEAKNESS IN THE JAPANESE ECONOMY MAY HURT OUR BUSINESS PERFORMANCE BECAUSE JAPAN IS OUR LARGEST MARKET.

While our sales in the US and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales in Japan accounted for approximately 42% of our net sales in fiscal 2003, approximately 41% in fiscal 2004 and approximately 40% in fiscal 2005. In the past three years, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during most of the last three fiscal years, although it has shown signs of recovering during the last several months. Because of our dependence on the Japanese market, any deterioration in the condition of the Japanese economy could negatively impact our net sales.

FOREIGN EXCHANGE FLUCTUATIONS COULD LOWER OUR RESULTS OF OPERATIONS BECAUSE WE EARN REVENUES DENOMINATED IN SEVERAL DIFFERENT CURRENCIES.

Our reporting currency is the Japanese yen and the functional currency of each of our subsidiaries is the currency of the country in which the subsidiary is domiciled. However, a significant portion of our revenues and operating expenses is denominated in currencies other than the Japanese yen, primarily the US dollar, euro and the New Taiwan dollar. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects from currency fluctuations could become more significant if we are successful in increasing our sales in markets outside of Japan. We do not currently engage in currency hedging activities.

BECAUSE OUR BUSINESS DEPENDS SIGNIFICANTLY ON INTELLECTUAL PROPERTY, INFRINGEMENT OF OUR INTELLECTUAL PROPERTY COULD HURT OUR BUSINESS.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, our U.S. consolidated subsidiary holds seven issued US patents and our Taiwan consolidated subsidiary holds four issued U.S. patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our customers, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US IN THE FUTURE COULD HURT OUR BUSINESS.

Our products are designed to protect customers’ network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Additionally, as viruses are constantly evolving, purchasers of our software products must regularly update the software they have purchased from us with virus protection files that we make available for download from our website. Should we fail to properly test these virus protection files and distribute a defective file, these files could cause damage to the personal computers of our customers who have downloaded a defective file. For example, a file that we distributed on April 23, 2005 for an approximately 90 minute-period caused the computers of those updating with the file to slow and, in some cases, shut down. Cases of our files damaging the computers or our customers could lead to significant damage to our reputation and customers could sue on product liability or related grounds. Furthermore, starting in 2001, we began selling hardware devices which could give rise to a higher incidence of product liability claims than we have up until now experienced. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to certain types of product liability claims. However, in some jurisdictions these provisions may not be enforceable on statutory, public policy or other grounds. We currently do not carry product liability insurance covering claims arising in the United States. Damage to our reputation or successful product liability or related claims brought against us could materially harm our business.

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

WE MAY HAVE TO CONSTRAIN OUR BUSINESS ACTIVITIES TO AVOID BEING DEEMED AN INVESTMENT COMPANY UNDER THE US INVESTMENT COMPANY ACT OF 1940.

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

BECAUSE OF THE INFLUENCE OF OUR PRINCIPAL SHAREHOLDERS, OUR OTHER SHAREHOLDERS MAY BE UNABLE TO INFLUENCE OUR BUSINESS.

Our principal shareholders, including major shareholders who beneficially own more than 5% of the issued shares of our common stock and directors, beneficially owned approximately 34.4% of our outstanding shares as of December 31, 2005. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

OUR STOCK PRICE IS VOLATILE, AND INVESTORS BUYING THE SHARES OR ADSs MAY NOT BE ABLE TO RESELL THEM AT OR ABOVE THEIR PURCHASE PRICE.

Shares of our common stock are traded on the Tokyo Stock Exchange, which is the principal market for our shares. Recently, the U.S. and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of (Yen) 1,440 and a high of (Yen) 9,005. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $12.16 and a high of $159.38. The closing price on the Tokyo Stock Exchange for our stock on May 31, 2006 was (Yen)3,840, and the closing price on the Nasdaq National Market for our ADSs on May 31, 2006 was $35.00 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

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

THE RIGHTS OF SMALL SHAREHOLDERS ARE LIMITED UNDER THE JAPANESE UNIT SHARE SYSTEM.

Our Articles of Incorporation provide that 500 shares of our common stock constitute one “unit.” The Japanese Company Law (as defined in Item 10.B) restricts the rights of shares that do not constitute whole units. Holders of shares constituting less than one unit do not have the right to vote. Each ADS offered in the offering represents the right to receive one share. A holder who owns less than 500 ADSs will indirectly own less than a whole unit. Under the deposit agreement governing the rights of ADS holders, in order to withdraw any shares, an ADS holder must surrender ADRs evidencing 500 ADSs or a multiple of 500 ADSs. Each ADR will bear a legend to that effect. Under the unit share system, holders of less than a unit have the right to require us to purchase their shares. Holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit. They will, therefore, be unable, as a practical matter, to:

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

RIGHTS OF SHAREHOLDERS UNDER JAPANESE LAW MAY BE MORE LIMITED THAN UNDER THE LAW OF OTHER JURISDICTIONS.

Our Articles of Incorporation, our Board of Directors’ regulations and the Japanese Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. For example, under the Japanese Company Law, only holders of 3% or more of the issued and outstanding shares are entitled to examine our accounting books and records. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

Item 4. Information on the Company.

A. History and Development of the Company.

We develop, market and support antivirus and Internet content security software and services. Our legal name in Japan is Trend Micro Kabushiki Kaisha and Trend Micro Incorporated in the United States. Our commercial name in both Japan and the United States is Trend Micro. Founded in 1988 by Steve Chang, we led the migration of virus protection from the desktop to the network server and the Internet gateway. Today, through Trend Micro Enterprise Protection Strategy, we focus on providing customers with an approach to managing the impact of mixed threats such as the NIMDA and Code Red viruses.

We were established in 1989 as a Taiwanese company. Through a series of transactions in August 1996, Trend Micro Kabushiki Kaisha (a joint stock corporation) which was established in October 1988, became the parent company of the Trend Micro group.

Our head office is located at Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-Chome, Shibuya-ku, Tokyo 151-0053, Japan. Our telephone number is 81-3-5334-3600. Our North American headquarter is in Cupertino, California, U.S.A. and we have business units worldwide. We have no agent in the United States in connection with this annual report.

We began commercial operations in May 1989, shortly after computer viruses were first detected, and we completed our initial public offering on the Japanese over-the-counter market in August 1998. We listed American Depositary Shares on the Nasdaq National Market in July 1999 in connection with a global offering of 12,750,000 shares in the form of shares and ADRs. In August 2000, we listed on the first section of Tokyo Stock Exchange.

We currently have more than 2,900 employees and are represented more than 30 countries.

B. Business Overview.

INDUSTRY BACKGROUND

A computer virus is a program—a piece of executable code—that has the unique ability to replicate. Like biological viruses, computer viruses can spread quickly and are often difficult to eradicate. With email now used as an essential business communication tool, viruses are spreading faster than ever. Viruses attached to email messages can infect an entire enterprise in a matter of minutes, which may cost companies millions of dollars annually in lost productivity and clean-up expenses. Mixed-threat attacks like NIMDA and MSBlast, threaten computer systems at multiple levels.

Today the threats on the network such as computer viruses, spyware, spam and phishing are not the nature that can be predicted beforehand and treated with all possible measures. It seems there is now a requirement for enterprises and individuals to deploy security measures against new network threats and crimes which can cause monetary damages and disable networks around the world.

To enhance our capability against new threats evolving day by day, we acquired InterMute Inc. which provides anti-spyware technologies and Kelkea Inc. which provides IP filtering and reputation services in 2005.

In response to the virus threat above, the antivirus software market has grown significantly in the past few years and expected to continue to grow in the future.

According to International Data Corporation, an independent research organization, in December 2005, the anti-virus industry, which we belong to, will increase from $3.7 billion in 2004 to $7.3 billion in 2009 and is estimated to expand at a compound annual growth rate of around 15% from 2005 to 2009.

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

Against this backdrop, the needs of corporate networks and individual users for security vendors have expanded and intensified. Our role extends beyond merely developing and selling security products. We also provide services to offer a more effective security solution. Through this business model, we are contributing to the development of a safe digital society around the world.

Our products and services have evolved with the development of the antivirus software market. Initially, our sales of antivirus software products consisted primarily of sales of our desktop programs, such as PC-cillin/Virus Buster, which were introduced in Japan in 1991. To meet increased demand for network-based products as companies shifted from stand-alone desktop PCs to client-server enterprise networks in the early 1990s, we introduced LANprotect, our first server application, in 1993. To address the increased risk of virus infection for enterprise networks resulting from widespread use of the Internet, we introduced InterScan VirusWall in 1996 to provide real-time scanning at the Internet gateway, the point where data enters the network from the Internet. In 1998, we introduced Trend Virus Control System, the forerunner of Trend Micro Control Manager (described below), which enabled network-wide antivirus software to monitor, update and manage from a central management console. Since 1998 we have continued to develop our Internet security solutions, and in 2002 we unveiled Trend Micro Enterprise Protection Strategy, which is described below.

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

We help and enable IT managers to proactively manage the outbreak lifecycle. This lifecycle consists of four phases—vulnerability prevention, outbreak prevention, virus response and assessment and restoration.

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

Outbreak Prevention

The outbreak prevention phase is the critical period when a threat has been identified, but a pattern file or patch has not yet been deployed. Without sufficient information, IT managers struggle not only to identify protective actions but also to deploy them effectively across the organization. Trend Micro Outbreak Prevention Services include outbreak prevention policies, which are strategic recommendations to manage the various methods in attacking viruses and to assist IT managers in deflecting, isolating, and stopping virus outbreaks. Through Trend Micro Control Manager, outbreak prevention policies can be deployed manually or automatically to block any combination of file extensions, executables, IP addresses, ports, instant message channels, and file transfer protocols. IT managers can use outbreak prevention policies to perform the following actions:

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

Distribution of a Defective Virus Pattern File in April 2005

On April 23,2005, Trend Micro published pattern file 2.594.00 with the intent to protect customers from a new type of BOT virus that could cause an infected PC to become a launching point for spam. Given the number of variants of this threat and what they are designed to do, we believe they have the potential to cause great damage to users and puts at risk the safety and integrity of the networks through which they might spread. Unfortunately, pattern file 2.594.00, which employed a new, generic unpacking and heuristic script technology designed to detect and eliminate these new types of BOT viruses and their variants, generated some performance conflict with computers running on Microsoft Windows XP and certain other operating systems. As a result, this caused the impacted machines to experience high CPU consumption and subsequent system instability.

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

Management Products

Control Manager

Trend Micro Control Manager™ is a centralized outbreak management console designed to simplify enterprise-wide coordination of outbreak security actions and management of Trend Micro products and services. Trend Micro Control Manager acts as a central command center for deployment of Trend Micro’s threat-specific expertise across the network and to select third-party products to proactively manage outbreaks.

Designed to deliver the flexibility and scalability organizations need, Trend Micro Control Manager offers a multi-tier management structure with extensive customization options for expanded control. Robust graphical reporting provides vital security insights such as sources of infections or vulnerabilities and consolidated, detailed information regarding virus events or unusual activities

Network VirusWall 2500

Network VirusWall 2500 delivers security unmatched by any other appliance vendor. It stops network worms and vulnerability exploits with complete accuracy. To prevent infection, it enforces security policies by blocking noncompliant devices from network access (for remediation). It isolates infected network segments and automates remote clean up in case of outbreak.

Network VirusWall 2500 is deployed inline with network traffic to address the threat to network security from network worms. It protects up to 4096 concurrent users with a 10/100/1000 Gigabit Ethernet – copper + fiber interface and features flexible configurations for high availability and redundancy to protect enterprises and mission-critical applications from attack. Four additional ports allow Network VirusWall 2500 to protect multiple network segments or servers.

Network VirusWall 1200

Network VirusWall 1200 delivers security unmatched by any other appliance vendor. It stops network worms and vulnerability exploits with complete accuracy. To prevent infection, it enforces security policies by blocking noncompliant devices from network access (for remediation). It also isolates infected network segments and automates remote clean up in case of outbreak.

Network VirusWall 1200 is deployed inline with network traffic at a local area network (LAN) or virtual private network (VPN) segment to addresses the threat to network security from worms. It features a 10/100 Base-T Ethernet interface to protect up to 256 users with two ports and one inline segment.

Network VirusWall 300

Trend Micro™ Network VirusWall™ 300—Outbreak Prevention Appliance for Mission-Critical Devices Security products such as desktop or host-based antivirus, firewalls, and intrusion detection systems cannot effectively stop network worms from propagating to remote devices. Network worms can degrade network performance and take mission critical devices offline.

Trend Micro™ Network VirusWall™ 300 is an outbreak prevention appliance designed to protect mission-critical devices (examples: ATMs, self-service kiosks, medical devices, etc.) from network worms and to clean up infections to keep worms from spreading. Because there are no hardware or software compatibility issues with the appliance, enterprises can deploy Network VirusWall 300 to protect any IP-enabled device.

Unlike security solutions that monitor threats or provide threat information only, Network VirusWall 300 deploys threat-specific knowledge from TrendLabs(SM) at network end points to help organizations prevent or mitigate damage from worms. Network VirusWall appliances help organizations improve their operational resilience by lowering security risks, easing the virus outbreak management burden, and reducing system downtime.

Internet Gateway Products

Spam Prevention Solution seamlessly integrates with InterScan™ Messaging Security Suite to combine high-performance spam protection with leading antivirus and content filtering—all in a single platform at the Internet messaging gateway. The anti-spam module features a powerful new composite engine that blends advanced heuristics, signature filters, blacklists/whitelists, and improved multi-lingual detection—a breakthrough for blocking spam and phishing attacks at higher catch rates and with fewer false positives.

To enhance our capability of anti-spam, we acquired Kelkea, Inc. which provides IP filtering and reputation services.

InterScan Messaging Security Suite

InterScan™ Messaging Security Suite integrates high-performance antivirus and content filtering security—plus the optional Trend Micro™ Spam Prevention Solution with anti-spam and anti-phishing—all in a single platform at the Internet messaging gateway. As an integrated solution, it filters SMTP and POP3 traffic to stop viruses, spam, phishing, and mixed threat attacks at the network’s most critical point of entry. A centralized management console enables administrators to set coordinated policy, automate updates, and control message compliance—for a more effective, unified defense.

InterScan Web Security Suite

Trend Micro™ InterScan™ Web Security Suite provides the first line of defense against multiple Web-based threats—blocking attacks at the gateway. It guards against viruses, spyware, grayware, and phishing, and offers optional security modules to combat malicious mobile code and manage employee Internet use. The suite integrates with optional Trend Micro™ Damage Cleanup Services to remove threats and restore infected files. As a fully integrated solution, it is easy to deploy, manage, and maintain—lowering the total cost of ownership.

InterScan VirusWall

InterScan VirusWall™ provides high-performance, comprehensive Internet gateway protection against viruses and malicious code. The optional eManager plug-in offers administrators additional tools for spam blocking, content filtering, and email scheduling.

InterScan eManager

InterScan™ eManager™ provides real-time content filtering, spam blocking, and reporting to help companies monitor and control the type of information that enters or leaves the network. The optional eManager plug-in integrates seamlessly with InterScan VirusWall™ to safeguard intellectual property and confidential information, block inappropriate email and attachments, and protect against viruses. eManager also enables Trend Micro™ Outbreak Prevention Services to provide proactive protection against virus outbreaks by deploying attack-specific policies to contain the outbreak.

InterScan AppletTrap

InterScan™ AppletTrap™ protects against known and unknown malicious applets, ActiveX, JavaScript, and VBScript code at the Internet gateway. AppletTrap features patented technologies including Java instrumentation to monitor applet behavior in real time. Its patented, multi-tiered process safeguards enterprise computing environments through analysis and verification of digital certificates, filtering for known malicious code, and monitoring the behavior of unsigned code at the client browser to help protect against unknown malicious applets. A centrally managed policy-based management tool, AppletTrap requires no client deployment and is transparent to end users.

InterScan WebProtect for ISA

Easy to handle, integrated, industry-leading antivirus solution for Microsoft ISA Servers.

InterScan Antivirus for Sendmail

Trend Micro™ InterScan™ Antivirus for Sendmail™ delivers scalable, high-performance protection against viruses and other forms of malicious code that enter SMTP traffic. This targeted solution enables Sendmail Switch Edition customers to benefit from the leading Internet gateway virus security—#1 for five years in a row, according to an IDC analyst report. The security application can be centrally managed through Sendmail’s unique console, providing a familiar interface for administrators to adjust and enforce security policies for all PCs across the enterprise.

Network Reputation Services

As the first line of defense, Trend Micro™ Network Reputation Services stop up to 80% of spam at its source—before it can flood your network, overload mail gateway security, and burden IT resources. To block spam, the IP address of incoming mail is verified against one of the world’s largest and trustworthy reputation database of known spam sources. Plus, Dynamic Real-Time Spam Blocking identifies new sources of spam, even zombies and botnets, as soon as they begin spamming.

Network Reputation Services integrate with Trend Micro’s messaging gateway security solution—InterScan™ Messaging Security Suite and Spam Prevention Solution—for a 3-in-1 defense against viruses, spam, phishing, and mixed threat attacks. By reducing spam’s impact on the gateway, reputation services allow messaging security to run at optimal efficiency.

Email, Messaging & Groupware Products

ScanMail for Microsoft Exchange

Trend Micro™ ScanMail™ for Microsoft™ Exchange guards against viruses, Trojans, worms, and other malicious code hidden in email attachments. By filtering inbound/outbound SMTP connector-level traffic, it blocks threats before they can enter or leave the mail server. For additional security, Trend Micro ScanMail Suite for Microsoft Exchange combines virus protection with new anti-spam and advanced content filtering technology. A centralized management console makes it easy to deploy group configurations, scan settings, notifications, and automatic updates—across all Exchange servers.

ScanMail eManager

ScanMail™ eManager™ provides real-time content filtering, spam blocking, and reporting to help companies monitor and control the type of information that enters or leaves the network. The optional eManager plug-in integrates seamlessly with ScanMail™ for Microsoft™ Exchange and ScanMail for Lotus Notes™ to safeguard intellectual property and confidential information, block inappropriate email and attachments, and protect against viruses. eManager also enables Trend Micro™ Outbreak Prevention Services to provide proactive protection against virus outbreaks by deploying attack-specific policies to contain the outbreak.

ScanMail for Lotus Domino

ScanMail™ for Lotus™ Domino™ 3.0 offers comprehensive virus protection and content security for Lotus Domino/Notes environments. It scans email in real time for viruses and spyware hidden within email attachments and databases. Unlike many other security products, ScanMail for Lotus Domino was specifically designed for use as a Lotus Domino server application and is optimized for high-performance scanning.

ScanMail Suite for Lotus Domino 3.0 also provides anti-spam and systematic content filtering for an additional layer of protection. Both solutions currently support Microsoft™ Windows™, Sun™ Solaris™, Linux on x86, IBM™ AIX™, and i5/OS™ // OS/400™.

Trend Micro™ IM Security for Microsoft™ Office Live Communications Server

Trend Micro™ IM Security for Microsoft™ Office Live Communications Server (LCS) delivers advanced protection from malicious code and inappropriate content. IM Security can be centrally managed and administered, and runs with minimal performance impact to LCS. Incident-based archives support quick and easy searches for content violations. Complete with instant notification through LCS and comprehensive real-time reporting, IM Security helps administrators deploy and maintain a virus-free IM environment with secure content.

File Server & Storage Products

ServerProtect for Microsoft Windows/Novell NetWare

ServerProtect™ provides comprehensive antivirus scanning for servers, detecting and removing viruses from files and compressed files in real time — before they reach the end user. Administrators can use a Windows-based console for centralized management of virus outbreaks, virus scanning, virus pattern file updates, notifications, and remote installation. ServerProtect supports Microsoft™ Windows™ Server 2003, Microsoft Windows 2000, Microsoft Windows NT™ 4, and Novell™ NetWare™ servers.

ServerProtect for Network Appliance filers

ServerProtect™ provides antivirus scanning for Network Appliance™ filers, detecting and removing viruses from files and compressed files in real time - before they reach the end user. Administrators can use a Windows-based console for centralized management of virus outbreaks, virus scanning, virus pattern file updates, notifications, and remote installation.

ServerProtect for EMC Celerra

ServerProtect™ provides antivirus scanning for EMC™ Celerra™ file servers, detecting and removing viruses from files and compressed files in real time - before they reach the end user. Administrators can use a Windows-based console for centralized management of virus outbreaks, virus scanning, virus pattern file updates, notifications, and remote installation.

ServerProtect for Linux

Trend Micro™ ServerProtect™ for Linux™ provides comprehensive real-time protection and cleaning against computer viruses, Trojans, and worms for Linux servers and desktops. Managed through an intuitive, Web-based management console - now with Mozilla™ support - ServerProtect allows centralized virus scanning, pattern updates and event reporting. ServerProtect can easily manage virus maintenance tasks such as initiating on-demand scanning, printing/exporting/purging virus logs and setting parameters for real-time scanning.

PortalProtect for SharePoint

Trend Micro™ PortalProtect™ provides comprehensive virus protection and content filtering for Microsoft™ SharePoint™ Portal Server 2003 and Windows™ SharePoint™ Services. Real-time, scheduled, and manual scans prevent viruses, Trojans, worms, and other malicious code from entering or residing in the portal, while content filtering blocks potential threats and unwanted content. It is built on Trend Micro’s award-winning scan engine and tightly integrates with the Microsoft antivirus API—for optimal security and high-speed performance with minimal impact on system resources.

A Web-based management console offers secure, convenient access to management tools, including customized reports and activity logs. Plus, it automatically deploys scan engine and pattern file updates—for protection from the latest threats.

Trend Micro Housecall Server Edition

Trend Micro™ HouseCall™ Server Edition is a browser-based application that allows users to quickly scan and clean their PCs of malware before they access the network. Strategically placed at user access points, HouseCall Server Edition acts as a checkpoint station to protect network resources from viruses and spyware that enter when users access the network with infected machines. It lowers the risk of infection while providing users with a valuable service. HouseCall Server Edition helps organizations reduce help desk and support costs, protect sensitive data, and maintain customers’ trust. The Web-based service is easy to deploy and use, avoiding high implementation and user training costs. Deployed on an intranet or extranet server, HouseCall Server Edition complements antivirus and anti-spyware solutions from major security vendors.

Desktop Products

OfficeScan

Trend Micro™ OfficeScan™ Client/Server Edition protects enterprise networks from viruses, Trojans, worms, hackers, and network viruses, plus spyware and mixed threat attacks. As an integrated solution, it guards desktops, laptops, and network servers, while the Web-based management console makes it easy to set coordinated security policy and deploy automatic updates on every client and server. By integrating with Trend Micro™ Network VirusWall™ or any Network Admission Control (NAC) device, OfficeScan can enforce policy on non-compliant computers, and then remedy, redirect, restrict, deny, or permit network access.

Trend Micro Anti-Spyware Enterprise Edition

Trend Micro™ Anti-Spyware Enterprise Edition is a standalone anti-spyware solution that protects clients and servers with superior spyware detection and cleanup supported by true enterprise-class management. It stops spyware from installing by actively monitoring file downloads. A highly efficient spyware database and heuristic rule set scan and clean clients accurately, with a small footprint. It is the only product that includes Trend Micro CWShredder™ to eradicate CoolWebSearch browser hijackers. Centralized management eases administration and deployment while supporting large organizations’ needs for scalability at multiple levels. Anti-Spyware Enterprise Edition is compatible with major enterprise desktop security products.

PC-cillin Internet Security

Trend Micro™ PC-cillin™ Internet Security 2006 combines award-winning antivirus security and a personal firewall—for comprehensive protection against viruses, worms, Trojans, and hackers. It also detects and removes spyware and blocks spam. It even guards against identity theft by blocking phishing and pharming attacks. Plus, PC-cillin protects wireless network with Wi-Fi Intrusion Detection, an innovative security feature that alerts users when an intruder uses Wi-Fi connection.

Trend Micro Anti-Spyware

Trend Micro Anti-Spyware is a comprehensive spyware detection and removal solution, designed especially for home users. Built on technology that has shipped on more new PCs from major computer manufacturers than any other anti-spyware product available, it features solid detection capabilities to help identify and halt attacks before they can cause unrecoverable damage. Unlike other spyware products, Trend Micro Anti-Spyware features thorough cleaning technology to help ensure proper removal of unwanted spyware remnants.

To enhance our capability of anti-spyware, we acquired InterMute, Inc. which provides anti-spyware technologies.

Trend Micro Home Network Security

Trend Micro™ Home Network Security combines Internet security technology built into select models of home routers with award-winning Internet security on each PC. As an integrated hardware/software solution, it provides seamless, easy-to-use protection for your entire home network. A single, convenient subscription guards against viruses, hackers, spyware, spam, and mixed threat attacks. Plus, router-based Parental Controls make it easy to manage your children’s Web surfing activities—without having to install software on each PC.

Mobile Security Products

Trend Micro Mobile Security

As the number of data-centric mobile devices grows, industry analysts expect them to become the next target of virus writers. Users can protect their smartphone or wireless handheld against these threats with Trend Micro™ Mobile Security. Trend Micro Mobile Security helps protect data-centric mobile devices from the evolving threats of viruses and SMS text message spam. The mobile security solution enables mobile operators to maximize airtime, revenues, and customer satisfaction and minimize the customer service calls and churn resulting from virus infections. Enterprises can use Trend Micro Mobile Security to mitigate virus threats from handheld devices and ensure mobile-user productivity.

Small and Medium Business Products

Trend Micro Security Solutions save time, effort and money for SMBs with limited IT resources. They are easy to deploy, effortless to maintain and offer comprehensive protection.

Trend Micro Anti-Spyware for SMB

Trend Micro™ Anti-Spyware for Small and Medium Businesses (SMBs) is the valuable standalone anti-spyware solution that automatically delivers best-in-class spyware detection and removal capabilities to networked PCs and servers. Using real-time protection to help stop spyware from operating, installing, or downloading to PCs and servers, Trend Micro Anti-Spyware for SMB helps prevent information leakage and enhances privacy protection.

The proven solution shares the same trusted technology that has been preinstalled on over 6 million PCs by major computer manufacturers. With its silent deployment, automatic updates, and remote management capabilities, Trend Micro Anti-Spyware for SMB provides worry-free spyware protection that busy IT managers can set and forget.

Client Server Security for SMB

Trend Micro™ Client Server Security for SMB protects PCs and Windows™ servers, against viruses and hackers in an all-in-one integrated defense. It dramatically simplifies security management for businesses who demand a worry-free approach. Automatic Threat Protection eliminates the time and costs of manually dealing with viruses, worms, and other malicious code. It’s like having a virtual 24/7 security staff. In addition, the complexity and the effort necessary to protect your business from multiple Internet threats are reduced by an all-in-one Integrated Defense. Finally, Zero Administration relieves users of managing security solutions so they can stay focused on their business.

Client Server Messaging Security for SMB

Trend Micro™ Client Server Messaging Security for Small and Medium Business protects PCs, Windows™ servers, and Microsoft™ Exchange servers against viruses, spam and hackers in an all-in-one integrated defense. Trend Micro Client Server Messaging Security for SMB dramatically simplifies security management for businesses who demand a worry-free approach.

For example, Automatic Threat Protection eliminates the time and costs of manually dealing with viruses, spam and other malicious code. It is like having a virtual 24/7 security staff. In addition, the complexity and the effort necessary to protect your business from multiple Internet threats are reduced by an all-in-one Integrated Defense. Finally, Zero Administration relieves users of managing security solutions so they can stay focused on their business.

InterScan VirusWall for SMB

Trend Micro™ InterScan VirusWall for Small and Medium Business, the most comprehensive gateway antivirus, anti-spam and content filtering solution of its kind, protects against malicious threats at the gateway before they reach the interior of your network. Designed for growing companies, it filters Internet email and Web traffic to ensure that content is free of viruses and spam. While most of competing products need to be managed separately, InterScan VirusWall for Small and Medium Business features a single point of management with an intuitive interface that facilitates administration and lowers the total lifetime cost of your security strategy.

InterScan VirusWall for Small and Medium Business provides a high degree of protection at the gateway, featuring in-depth scans of SMTP, HTTP, and FTP streams. Furthermore, it also checks POP3 traffic helping to ensure that networks are protected even when employees access their Internet email accounts. Integrated anti-spam and email content filtering also help maintain productivity and ensure the appropriate use of Internet resources.

NeatSuite for SMB

NeatSuite for Small and Medium Businesses, a comprehensive security suite, delivers enterprise-caliber antivirus, content security and anti-spam technologies in a single purpose-built package. This powerful solution set empowers business owners to deploy and manage an effective end-to-end antivirus and anti-spam strategy with limited IT investment. NeatSuite for Small and Medium Businesses minimizes the Internet threats that can infiltrate via open communication channels necessary to do business—Email (SMTP, POP3), Web access (HTTP), and File download (FTP). Leveraging Trend Micro’s industry-pioneering technology, NeatSuite for Small and Medium Businesses offers complete gateway, e-mail, server and PC protection in one, easy to manage package. Its single point of management and intuitive interface facilitates easy installation, configuration, and administration thus reducing the total cost of ownership.

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

Our products are backed by TrendLabs, a global network of antivirus research and support centers with an ISO9001:2000 and BS7799. Staffs in a head center of TrendLabs are more than 700 including engineers and antivirus specialists operate around the clock to monitor virus activity, develop information on new threats, and deliver prompt, effective services designed to deal with specific threats.

Seasonality

Our quarterly net sales are subject to seasonal fluctuations. For example, net sales of corporate products in Japan may be lower in the quarters ending June and December, and higher in the quarters ending March and September, while net sales of consumer products in Japan may be higher in the quarter ending December. Net sales of corporate products in the United States and Europe may be lower in the quarter ending March and higher in the quarter ending December.

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

In our marketing strategy, Trend Micro Enterprise Protection Strategy plays a central role. By emphasizing this industry-unique approach through media and industry analyst community, interest for Trend Micro products and services is generated at the customer level primarily through our channel partners as well as through our global Web sites, corporate alliances, advertising in trade and business publications, customer references, direct marketing campaigns, and trade shows and events worldwide. Furthermore, an extensive and expertise-driven service and support organization contribute to customer loyalty. Current marketing efforts are targeted at a combination of large enterprise, small and medium businesses, as well as consumer and broadband customers.

Regional Overview

Japan

Overview. We sell our products in Japan to both corporate and individual end users primarily through systems integrators and distributors, and conduct a limited amount of direct sales to end users, including online sales through a reseller’s website. Our net sales in Japan accounted for approximately 40% of our net sales or (Yen)29.4 billion in 2005, approximately 41% of our net sales or (Yen)25.4 billion in 2004 and approximately 42% or (Yen)20.1 billion in 2003.

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

Historically, a significant percentage of our Japan net sales have been sales to SOFTBANK. For example, sales to SOFTBANK BB totaled approximately (Yen)9.2 billion or 19.1% of net sales in 2003, (Yen)10.4 billion or 16.8% of net sales in 2004 and (Yen)10.6 billion or 14.5% of net sales in 2005. The majority of sales to SOFTBANK BB in 2003, 2004 and 2005 consisted of SOFTBANK BB’s sales of our products to systems integrators.

Service Provider and Other Relationships. We contracted with Nifty, NTT-Communications, and Internet Initiative Japan to license InterScan VirusWall technology to them which enables them to provide virus scanning service to their subscribers. We entered into agreements with SECOM Trust net, Hitachi Software Engineering and Otsuka Shokai which allow them to provide antivirus outsourcing service to their customers.

North America

Overview. Our North American region includes the United States and Canada, with headquarters in Cupertino, California. Products are sold through distributors, value-added resellers and managed service providers. Our North America net sales accounted for approximately 21% of our net sales or (Yen)15.4 billion in 2005, approximately 19% of our net sales or (Yen)11.9 billion in 2004 and approximately 20% or (Yen)9.6 billion in 2003.

Distributors. The majority of our North American revenue is from sales of site licenses to corporate users and consumer products to home users. Principal distributors in the U.S. include Ingram Micro, Interwork Technologies, Navarre, Synnex and Techdata. In Canada, principal distributors include Interwork Technologies Canada, Ingram Micro Canada, Synnex Canada, and Tech Data Canada.

Our customers in the United States include the U.S. federal and state government agencies, educational institutions, large corporations from all industries, and small and medium sized businesses. A majority of the contracts were comprised of Internet gateway, e-mail and groupware products and client server products as described above.

Europe, the Middle East and Africa

Overview. We are represented throughout Europe, the Middle East and Africa (EMEA), with offices in Germany, France, Italy, Spain, U.K., Norway, Sweden, the Netherlands, Belgium, Poland and United Arab Emirates. Our European Support Center, which is located in Munich, Germany and Cork, Ireland, offers real-time technical support and antivirus expertise to our channel partners throughout Europe. Our EMEA net sales accounted for approximately 25% of our net sales or (Yen)18.4 billion in 2005, approximately 26% of our net sales or (Yen)16.4 billion in 2004 and approximately 25% or (Yen)12.1 billion in 2003.

Distributors. The majority of European revenues are from sales of site licenses to corporate users. Principal distributors for the EMEA region include: Belgium/Luxembourg/ Netherlands: NOXS, Intechnology Plc, Logix Plc and Tech Data. Middle East/Africa: SecureData, Online Distribution and Hilan Tech. France: Cris Reseaux, IP Vista, Noxs France, ComputerLinks, Avanquest France, InfoManage (Switzerland) and Config (North Africa). Germany: ComputerLinks AG, Entrada Kommunikations GmbH, Client Server EDV und Elektronic GmBH, Ingram Micro Distribution GmbH and Tech Data Midrange GmbH. Italy: IT Way SPA, ComputerLinks, Esprinet SPA and J.Soft Distribuzione SPA. Nordic Region: Network Technologies A/S (Denmark), Securesoft AB (Sweden), Scribona AS (Norway), Scribona Nordic AB (Sweden), Itegra AS (Norway), Securesoft Norway (AS) and Securesoft OY (Finland). Spain: AFINA, Itway Iberica SL and Diode. UK: e92plus Ltd, Sphinx and Unipalm.

Our customers in EMEA include various government departments, educational institutions, large corporations and small and medium sized businesses. A majority of the contracts include Internet gateway, email server, and client server products as described above.

Asia Pacific

Overview. We are represented throughout the Asia Pacific region (excluding Japan), with offices in Taiwan, Hong Kong, China, Singapore, Malaysia, Thailand, Indonesia, India, Korea, Australia, and New Zealand. Trend Micro’s ISO9001:2000 and BS7799 standards-certified headquarters for TrendLabs, our global product support and antivirus research center, is located in Manila, the Philippines; this facility and others like it provide continuous 24 hours-a-day, seven-days-a week coverage to our customers around the world. Our Asia Pacific net sales accounted for approximately 11% of our net sales or (Yen)7.9 billion in 2005, approximately 10% of our net sales or (Yen)6.3 billion in 2004 and approximately 10% or (Yen)4.8 billion in 2003.

Distributors. The majority of Asia Pacific revenue is from sales of site licenses to corporate users and consumer products to home users. Principal distributors in Asia Pacific include: Taiwan: TWP, UCOM and Jetwell Computer. Hong Kong: Datalink, SIS, and Digital China. China: Digital China, Dawncom Business Technology and Service and Secure China Global Communication. South Asia: Ingram Micro, ACA Pacific, ECS Computer, Select Technologies. Korea: Daou System, Intercom Software and Sun Tek. Australia: Alstom IT, Ingram Micro, and Channelworx. New Zealand: Lan One and Soft Solutions.

Our customers in Asia Pacific include local government departments and agencies and large corporations from various industry sectors like commercial banking, telecommunications, Internet service providers, and other service providers over the Internet and securities firms. A majority of the contracts include the purchase of Internet gateway, client PC, and server products as described above.

Latin America

Overview. Our Latin America Region (LAR) includes the countries located in South America, Central America, the Caribbean, as well as Mexico. Trend Micro has established offices in Mexico and Brazil. Products are sold through a network of distributors and resellers.

Our Latin America net sales accounted for approximately 3% of our net sales or (Yen)1.9 billion in 2005, approximately 3% of our net sales or (Yen)2.0 billion in 2004 and approximately 3% or (Yen)1.5 billion in 2003.

Distributors. The majority of Latin American revenue comes from software licenses. Principal resellers in the region are Edsi in Argentina, Antivirus expertos and Dicofra in Mexico, Ciberlynx, F9C and security web in Brazil, among others.

Latin America’s region revenue comes mainly from midsize and large enterprise markets, our customers in the Latin includes several midsize commerce enterprises, government agencies, and large corporations from commercial banking, energy, securities and telecommunication sectors.

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

LEGAL PROCEEDINGS

On March 3, 2006, a complaint entitled Deutsche Telecom AG versus Trend Micro Incorporated and Trend Micro Deutschland GmbH was filed in the Regional Court of Hamburg, Germany. The lawsuit alleges trademark violations in connection with Trend Micro’s use of a t-ball device in the European Union (“EU”). The complaint seeks to enjoin Trend Micro’s standalone use of the t-ball device in the EM and an unspecified amount of damages.

We are involved in normal claims and other legal proceedings in the ordinary course of business, and are not involved in any litigation or other legal proceedings which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on us or our operations.

C. Organizational Structure.

We are not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government. The following table lists our consolidated subsidiaries as of April 30, 2006.

NAME	COUNTRY OF INCORPORATION	EQUITY HELD BY TREND MICRO DIRECTLY OR INDIRECTLY
Trend Micro Incorporated	Taiwan	100%

Trend Micro Inc.	USA	100%

Trend Micro Korea Inc.	Korea	99%

Trend Micro Italy S.r.l.	Italy	100%

Trend Micro Deutschland GmbH	Germany	100%

Trend Micro Australia Pty. Ltd.	Australia	100%

Trend Micro do Brasil Ltda.	Brazil	99%

Trend Micro France SA	France	99%

Trend Micro Hong Kong Limited	China	100%

Trend Micro Latinoamerica S.A. de C.V.	Mexico	100%

Trend Micro (UK) Limited	UK	100%

Trend Micro (China) Incorporated	China	100%

Servicentro TMLA, S.A. de C.V.	Mexico	100%

Trend Micro (EMEA) Limited	Ireland	100%

Trend Micro (Singapore) Private Limited	Singapore	100%

Trend Micro (NZ) Limited	NZ	100%

Trend Micro Malaysia Sdn. Bhd.	Malaysia	99%

Trend Micro (Thailand) Limited	Thailand	91%

Trend Micro India Private Limited	India	100%

D. Property, Plants and Equipment.

Our headquarters is located in Tokyo, Japan, where we lease an aggregate of 3,897 square meters of office space under a lease contract which expires in April 2007. We also lease an aggregate of approximately 581 square meters of office space in Osaka, Fukuoka, and Nagoya.

We lease an aggregate of approximately 104,195 square feet of office space in Taipei, Taiwan, under a lease which expires in November 2006 for our regional sales, research and development and sales office. We also lease an aggregate of approximately 63,881 square feet of office space in Manila, Philippines, under a lease which expires in January 2006 and May 2006 for our customer service center. We also lease approximately 37,492 square feet of office space in Cupertino, California, U.S.A., under a lease which expires in January 2009 for research and development and sales office. We also lease small sales offices in Argentina, Australia, Benelux, Brazil, China, France, Germany, Hong Kong, India, Italy, Malaysia, Thailand, Mexico, Middle East-Africa, Norway, Singapore, South Korea, Spain and Sweden.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended December 31, 2005 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

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

RESTATEMENTS

In response to a comment from the staff of the Securities and Exchange Commission, as disclosed in Note 2 to our consolidated financial statements, we have restated the statements of income for the fiscal year ended December 31, 2003 and 2004 in order to reclassify maintenance costs previously reported as part of the research and development and maintenance costs within operating expenses and customer support expenses also previously included in operating expenses, into cost of sales. Furthermore, we have restated the pro forma stock compensation disclosures required by FAS 123 as amended by FAS 148 for the fiscal year ended December 31, 2003 and 2004 in order to reflect the corrections in the amortization period, expected life assumptions and volatilities used to determine pro forma stock-based compensation expense.

OVERVIEW

Strategy

We develop, market and support anti-virus software and management solutions for corporate computer systems and desktop personal computers. In the anti-virus industry there are two U.S. competitors having a higher global market share than we. These companies have strong brand-name recognition and sales forces especially outside Japan because they have longer histories in the industry. They are also developing businesses supported by management resources larger than ours, including work forces and financial strength. Under such circumstances, we aim for further growth by developing original solutions which respond to the evolution of computer viruses faster than our competitors by concentrating our management resources, by improving our superiority in products and services with additional improvements in the specifications and performance of our products from the view point of customers, and by strengthening customers loyalty with our marketing development which is conscious of customer attributes characterized by the differences in purchasing behavior.

To enhance our competency, we acquired Intermute Inc. which provides anti-spyware technologies and Kelkea Inc. which provides IP filtering and reputation services in 2005.

While we specialize in the antivirus area, we have formed several alliances with dominant vendors in areas other than antivirus solutions. In 2004, we announced affiliation with Cisco Systems, the world’s largest network equipment vendor. As a result of the strategic alliance, we have put our antivirus solutions on the market as internal functions of Cisco’s routers, switches and security appliance products from 2005. We believe that this sort of strategic alliance plays an important role in our sales strategy since we expect combined products to be more competitive and our and our partners’ sales channels to complement each other.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements, which we discuss under “Results of Operations” below. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: judgment for revenue recognition which impacts our net sales; estimate of allowance for sales returns and allowance for doubtful accounts, which impacts our sales return provision and doubtful accounts provision; recognition and measurement of income tax, current and deferred income tax assets and liabilities, which impacts our tax provision; valuation of goodwill and other intangible assets which impacts our goodwill and impairment loss. We discuss these policies further, as well as the estimates and judgments involved, below.

Revenue Recognition

We account for the licensing of software in accordance with Statement Of Position (SOP) 97-2, “Software Revenue Recognition”, released by the American Institute of Certified Public Accountants. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. End users receive certain elements of our products over a period of time. These elements include post-contract customer support services which includes virus pattern updates, unspecified product version updates, and telephone and online technical support, the fair value of which is recognized ratably over the service period. We allocate revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which is determined based on separate renewal sales to customers. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue.

Allowance for Sales Returns and Allowance for Doubtful Accounts

We primarily sell retail packages through intermediaries. After sale of a retail package, we may approve certain returns from intermediaries or end-users. Therefore, we must make estimates of potential future product returns related to current period product revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns. Significant management judgments and estimates must be made and used in connection with establishing the sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. Similarly, we must make estimates of the uncollectability of our accounts receivables. We specifically analyze accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The balance of allowance for doubtful accounts and sales returns were (Yen)282 million ($2,392 thousand) and (Yen)422 million ($3,580 thousand) as of December 31, 2005, respectively. Our accounts receivable balance was (Yen)19,199 million ($162,702 thousand), net of allowance for doubtful accounts and sales returns of (Yen)704 million ($5,972 thousand), as of December 31, 2005.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded this valuation allowance of (Yen)21 million ($177 thousand) as of December 31, 2005, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

The net deferred tax asset as of December 31, 2005 was (Yen)8,761 million ($74,243 thousand), net of a valuation allowance of (Yen)21 million ($177 thousand).

Valuation of Goodwill and other intangible assets

Goodwill is the excess of the purchase price of the acquired business over the fair value of its net tangible and identifiable intangible assets. Other intangible assets consist primarily of existing technology purchased by business acquisition. In determining the purchase price of acquired business and existing technology, management is required to make significant estimates of the fair values of assets acquired and liabilities assumed, especially with respect intangible assets. These estimates are based on the information obtained from the management of the acquired companies to and include the cash flows that an asset is expected to generate in the future, the weighted average cost of capital, and cost savings expected to be derived from acquiring asset. These estimates are inherently uncertain and unpredictable.

The balance of goodwill and existing technology were (Yen)2,130 million ($18,053 thousand) and (Yen)615 million ($5,212 thousand) as of December 31, 2005, respectively. We assess the impairment of goodwill annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of other intangible assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss would be recognized when the sum of the future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the assets and its fair value. The estimate of cash flow is based on, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. Our estimates of discounted cash flows may differ from actual cash flows due to economic conditions, changes to the business model, or changes in operating performance. If management made different estimates, material differences may result in write-downs of goodwill and intangible assets, which would be reflected by charges to our operating results for any period presented.

EFFECT ON OUR RESULTS OF OPERATIONS FROM DISTRIBUTION OF A DEFECTIVE VIRUS PATTERN FILE IN APRIL 2005

As described under in Item 4.B. - Distribution of a Defective Virus Pattern File in April 2005, we distributed a defective virus file pattern that resulted in damage to the computers of our customers who downloaded the file. As described in Item 4.B., we took steps to resolve our customers’ problems and ensure that a similar problem would not recur. We have incurred (Yen) 991 million ($8,398 thousand) related to this issue for the year ended December 31, 2005 as cost of sales and operating expenses. There is some possibility of incurring further cost, however Management expects additional cost will be insignificant.

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

The following table sets forth certain consolidated statements of income data as a percentage of net sales for the periods indicated:

	Years ended December 31,
	2003	2004	2005
	(Restated)(1)	(Restated)(1)
Net sales	100.0%	100.0%	100.0%
Cost of sales
Amortization of capitalized software, and Materials	6.6%	5.2%	3.5%
Maintenance	4.6%	3.7%	2.3%
Customer support	10.0%	9.2%	9.4%

Total Cost of sales	21.2%	18.1%	15.2%

Operating expenses:
Selling	31.9%	25.8%	28.7%
Research and development	3.6%	4.2%	6.0%
General and administrative	11.8%	9.9%	12.3%

Total operating expenses	47.3%	39.9%	47.0%

Operating income	31.5%	42.0%	37.8%

(1)	See Note 2 (1) to the consolidated financial statements.

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

In our operations, maintenance costs and customer support expenses, which were previously included in operating expenses, are disclosed as cost of sales from the year ended December 31, 2005 and prior year figures have been reclassified. Thus, there are three lines under cost of sales; Amortization of capitalized software and Materials, Maintenance and Customer support. Amortization of capitalized software and Materials consists of outbound shipping and handling costs, costs of producing manuals and packaging, and amortization of software development costs. Maintenance costs represent the costs incurred for not only simple program-bug-fixing but also minor version-ups in the product sustain stage of out anti-virus software product development cycle. Customer support costs represent the costs incurred in connection with Virus Pattern File development and update activities as along with other customer support activities such as trouble shooting, emerging virus information gathering and product defect information gathering.

We operate our business in five geographic regions: Japan, Europe, North America, Asia Pacific and Latin America. Japan accounted for around 40% and, together with Europe and North America, over 80% of our net sales for each of our last three fiscal years.

Sales by Product and Service

The following table sets forth net sales by products and services for the periods indicated:

	2003			2004			2005				Year over Year Growth
	(in millions of yen and thousands of U.S. dollars, except percentages)										2004	2005
Server based	(Yen)	3,633	8%	(Yen)	3,310	5%	(Yen)	3,279	$27,784	4%	-9%	-1%
Personal Computer		13,507	28%		16,890	27%		19,714	167,072	27%	25%	17%
Retail sales		8,141	17%		12,384	20%		15,346	130,053	21%	52%	24%
Site license sales		5,366	11%		4,506	7%		4,368	37,019	6%	-16%	-3%
Internet based		10,752	22%		16,647	27%		18,374	155,710	25%	55%	10%
All Suite products		9,914	21%		18,597	30%		24,485	207,500	34%	88%	32%
PCS*1 and Royalties		9,215	19%		4,714	8%		3,683	31,214	5%	-49%	-22%
Other		1,067	2%		1,891	3%		3,495	29,617	5%	77%	85%

	(Yen)	48,088	100%	(Yen)	62,049	100%	(Yen)	73,030	$618,897	100%	29%	18%

*	Post –contract customer support fees

All Suite products were included in another products until 2004, however for the amounts importance, all Suite products are separately disclosed from 2005. In addition, prior figures have been reclassified.

Net sales of Server based products in 2005 decreased 1% compared with 2004 by decreased sales of Trend Micro ServerProtect. This decrease is due to the increase of the conversion to Suite products.

Within the personal computer product category, net sales of anti-virus software, including retail package sales of Trend Micro PC-cillin/Virus Buster series, increased from approximately (Yen)16,890 million in 2004 to approximately (Yen)19,714 million ($167,072 thousand) in 2005. Retail package sales of personal computer software increased due primarily to increased sales of our products, including the Virus Buster 2006 which we released in November 2005, in the Japanese market.

Net sales of internet-based products in 2005 increased 10% from 2004, reflecting mainly increased sales of InterScan Web Security Suite and InterScan Messaging Security Suite products in 2005 compared with 2004.

Net sales of All Suite products in 2005 increased 32% from 2004, reflecting mainly sales of Client/Server Suite products in 2005 compared with 2004.

Net sales of post-contract customer support fees and royalties in 2005 decreased 22% from 2004 due primarily to reclassification of the products into other revenue categories. If net sales of post-contract customer support fees and royalties in 2004 had been categorized as that in 2005 as mentioned above, this line item would have increased 71% in 2005 compared with 2004.

Net sales of post-contract customer support fees and royalties in 2004 decreased 49% from 2003. Until 2003, the renewal sales were categorized as post-contract customer support fees and royalties in the United Sates, because their accounting system could not separate the renewal sales amount by product. Because of the improvement of the system, the renewal sales amount can now be categorized by product. For descriptive purpose to compare 2004 to 2003, if such renewal sales amount had been categorized as post-contract customer support fees and royalties in 2004 in the United States, this line item would have increased 6.2% in 2004 compared with 2003.

Net sales in 2004 increased 29% compared with 2003. The increase was due primarily to increased sales of All Suite products such as NeaTSuite or Client/Server Suite.

Net sales of internet-based products in 2004 increased 55% from 2003, reflecting mainly increased sales of InterScan products in 2004 compared with 2003. If renewal sales amount had been categorized as post-contract customer support fees and royalties in 2004 in the United States as mentioned above, this line item would have increased 38% in 2004 compared with 2003.

Net sales of Server based products in 2004 decreased 9% compared with 2003 by decreased sales of Trend Micro ServerProtect. This decrease is due to the increase of the conversion to Suite products. If renewal sales amount had been categorized as post-contract customer support fees and royalties in 2004 in the United States as mentioned above, this line item would have decreased 13% in 2004 compared with 2003.

Within the personal computer product category, net sales of anti-virus software, including retail package sales of Trend Micro PC-cillin/Virus Buster series, increased from approximately (Yen) 13,507 million in 2003 to approximately (Yen) 16,890 million in 2004. Retail package sales of personal computer software increased due primarily to increased sales of our products, including the Virus Buster 2005 which we released in October 2004, in the Japanese market. If renewal sales amount had been categorized as post-contract customer support fees and royalties in 2004 in the United States as mentioned above, this line item would have decreased 23% in 2004 compared with 2003.

Cost of sales

Cost of sales for the three years ended December 31, 2005 were as follows:

	Years ended December 31,
	2003		2004		2005		2005
	(restated)(1)		(restated)(1)
	Millions of yen						Thousands of U.S. dollars
Cost of sales:
Amortization of capitalized software, and Materials	(Yen)	3,168	(Yen)	3,236	(Yen)	2,599	$22,022
Maintenance		2,194		2,261		1,671	14,163
Customer Support		4,831		5,724		6,858	58,118

Total Cost of sales	(Yen)	10,193	(Yen)	11,221	(Yen)	11,128	$94,303

(1)	See Note 2 (1) to the consolidated financial statements.

Amortization of capitalized software, and Material Costs

Amortization of capitalized software and Material cost consist primarily of amortization of the capitalized software for sales and purchase of products. Amortization of capitalized software, and Material costs decreased (Yen)637 million, or -20%, in 2005 compared with 2004, and increased (Yen) 68 million, or 2%, in 2004 compared with 2003.

Maintenance Expenses

Maintenance expenses consist primarily of payroll and related expenses for software engineers who update our anti-virus software products. Maintenance expenses decreased (Yen) 590 million, or -26%, in 2005 compared with 2004, and increased (Yen) 67 million, or 3%, in 2004 compared with 2003. Maintenance costs are the costs related to product version updates to enable our customers to cope with newly prevailing computer viruses and bug fixing and are expensed as incurred.

The number of employees at our maintenance department was 108 as of December 31, 2003, 114 as of December 31, 2004, and 130 as of December 31, 2005.

Customer Support Expenses

Customer support expenses consist primarily of payroll, related expenses and outsourced customer service fees. Customer support expenses increased (Yen) 1,134 million, or 20%, in 2005 compared with 2004, and increased (Yen) 893 million, or 18%, in 2004 compared with 2003.

Compared to 2004, the number of employees in our customer support department increased by 98 in Asia Pacific. It is due to an expansion of the customer support centers in the Philippines to meet the satisfaction of our global customers. The expansion was for enterprise products such as outbreak prevention services and damage cleanup services based on the Trend Micro Enterprise Strategy described Item 4.B of this annual report, and the recent expansion of the services provided to customers by our customer support department. Additionally, due to the trouble caused by the virus pattern file we distributed on April 23, 2005, it also includes costs to assist for reconstruction and to settle the problem for our customers.

Operating Expenses

Operating expenses for the three years ended December 31, 2005 were as follows:

	Years ended December 31,
	2003		2004		2005		2005
	(restated)(1)		(restated)(1)
	Millions of yen						Thousands of U.S. dollars
Operating expenses:
Selling	(Yen)	15,360	(Yen)	16,009	(Yen)	20,944	$177,496
Research and development		1,725		2,597		4,395	37,247
General and administrative		5,656		6,144		8,991	76,192

Total operating expenses	(Yen)	22,741	(Yen)	24,750	(Yen)	34,330	$290,935

(1)	See Note 2 (1) to the consolidated financial statements.

Selling Expenses

Selling expenses consist primarily of advertising, selling commissions, payroll and related expenses of sales and marketing department. Selling expenses increased (Yen)4,935 million, or 31%, in 2005 compared with 2004, and increased (Yen) 649 million, or 4%, in 2004 compared with 2003.

The increase in 2005 compared with 2004 was due primarily to the increase in the number of employees in the sales and marketing department. Additionally, due to the trouble caused by the virus pattern file we distributed on April 23, 2005, it also includes costs to assist for reconstruction and to settle the problem for our customers.

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

Research and Development Expenses

Research and development expenses consist primarily of payroll and related expenses for software engineers who develop our anti-virus software products. Research and development expenses increased (Yen)1,798 million, or 69%, in 2005 compared with 2004, and increased (Yen) 872 million, or 51%, in 2004 compared with 2003. All costs relating to research and development to establish the technological feasibility of our software products are expensed as incurred. In our software development process, technological feasibility is established upon completion of all significant testing for the original English language version of the product. We produce local language versions of our anti-virus software, such as Japanese and Chinese, from the English language version by adding local language functions. Localization costs, which include direct labor and overhead costs, are capitalized and amortized over the estimated life of the product in accordance with Statement of Financial Accounting Standards No. 86.

During 2005, we acquired InterMute Inc. which provides anti-spyware technologies and Kelkea Inc. which provides IP filtering Reputation services, and we were engaged in integration of InterMute and Kelkea acquisition. In addition, we engaged in new appliance development, and we invested in the China and Taiwan Development Center. These new activities resulted in an increase to both the expense and the number of employees in research and development departments.

During 2004, we engaged in new research and development projects in network appliances. We engaged in research and development of new products in conjunction with our relationship with Cisco. We invested in the China Development Center. These new activities resulted in an increase to both the expense and the number of employees in research and development expenses.

The number of employees at our research and development department was 368 as of December 31, 2003, 527 as of December 31, 2004, and 670 as of December 31, 2005.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses, accounting and administration and other general corporate expenses. General and administrative expenses increased (Yen) 2,847 million, or 46%, in 2005 compared with 2004, and increased (Yen) 488 million, or 9%, in 2004 compared with 2003.

General and administrative expenses for 2005 increased (Yen) 2,847 million, compared with 2004. The number of employees at general and administrative department increased 40 in Asia Pacific, compared to 2004. The increase was mainly due to the expansion of the information service function in the Philippines. This accounts for most of the increased number in employees in the general and administrative department from 421 at December 31, 2004 to 494 at December 31, 2005.

Other income (expenses) and Income taxes

Other income (expenses) and income taxes for the three years ended December 31, 2005 were as follows:

	Years ended December 31,
	2003		2004		2005		2005
	Millions of yen						Thousands of U.S. dollars
Other income (expenses):
Interest income	(Yen)	412	(Yen)	451	(Yen)	837	$7,092
Interest expense		(174)		(88)		(4)	(31)
Gain (Loss) on sales of marketable securities		(65)		101		370	3,138
Impairment loss of securities investments		(7)		—		—	—
Foreign exchange gain (loss), net		120		(183)		327	2,774
Other income (expense), net		(111)		(34)		6	49

Total other income (expenses)		175		247		1,536	13,022

Income taxes:
Current		7,438		11,894		11,863	100,535
Deferred		(1,335)		(1,391)		(1,359)	(11,513)

	(Yen)	6,103	(Yen)	10,503	(Yen)	10,504	$89,022

Other Income (Expenses)

Interest income in 2003, 2004 and 2005 arose mainly from our investments in bonds and cash in bank deposits.

Interest expense in 2003, 2004 and 2005 resulted mainly from our bonds with warrants issued to provide stock options to our directors and employees. Interest expense decreased during the period, generally corresponding to the progress of the redemption of the bonds.

We recognized a gain on sales of marketable securities in 2005. The gain primarily resulted from the redemption of the bonds, and investment trusts denominated in foreign currencies.

We recognized a gain on sales of marketable securities in 2004. The gain primarily resulted from the redemption of the bonds, and investment trusts denominated in foreign currencies.

We recognized a loss on sales of marketable securities in 2003. The loss primarily resulted from the disposition of certain of our investments in bonds in 2003.

Income Taxes

Our statutory tax rate was 42.1% in 2003 and 2004 and 41.0% in 2005. Our effective tax rate was 39.8% in 2003, 39.9% in 2004 and 36.1% in 2005. A decrease in 2005 compared with 2004 was mainly due to tax credit relating to tax law applied to both parent company and foreign subsidiaries in 2005, which in turn lowered our effective tax rate.

Net deferred tax assets gradually increased from (Yen) 6,701 million in 2003 to (Yen) 7,921 million in 2004 and to (Yen) 8,761 million ($74,243 thousand) in 2005. The main reason this was for an increase of the portion derived from deferred revenue from (Yen) 4,344 million in 2003 to (Yen) 5,638 million in 2004 and to (Yen) 6,742 million ($57,135 thousand) in 2005.

Segment Information

Net sales and operating income (loss) by segment for each of the three years ended December 31 were as follows:

	Years ended December 31										Year over Year Growth
	2003			2004			2005				2004	2005
	(in millions of yen and US dollars, except percentages)
Net sales
Japan	(Yen)	20,052	42%	(Yen)	25,443	41%	(Yen)	29,416	$249	40%	27%	16%
North America		9,633	20%		11,891	19%		15,417	131	21%	23%	30%
Europe		12,138	25%		16,418	27%		18,379	156	25%	35%	12%
Asia Pacific		4,809	10%		6,305	10%		7,910	67	11%	31%	25%
Latin America		1,456	3%		1,992	3%		1,908	16	3%	37%	-4%

	(Yen)	48,088	100%	(Yen)	62,049	100%	(Yen)	73,030	$619	100%	29%	18%

	Years ended December 31						Year ended December 31,	Year over Year Growth
	2003		2004		2005		2005	2004	2005
	Millions of yen						Millions of U.S. dollars
Operating income (loss)
Japan	(Yen)	12,741	(Yen)	16,600	(Yen)	18,636	$158	30%	12%
North America		6,067		7,543		10,484	89	24%	39%
Europe		5,606		9,733		10,331	88	74%	6%
Asia Pacific		858		1,679		2,836	24	96%	69%
Latin America		729		1,282		1,093	9	76%	-15%
Corporate		(10,847)		(10,759)		(15,808)	(134)	-1%	47%

Consolidated Total	(Yen)	15,154	(Yen)	26,078	(Yen)	27,572	$234	72%	6%

Japan

Net sales in 2005 increased 16% compared with 2004, and net sales in 2004 increased 27% compared with 2003. The sales from corporate users contributed to an increase in sales growth in year 2005. Especially, the sales of “Trend Micro Premium Support (Premium Support Program)” which provides proactive, personalized service and the sales of “Network VirusWall” which is an outbreak prevention appliance drove the growth in sales from corporate users. Although the revenue of “Virus Buster” series products experienced negative growth in the second quarter due to the trouble caused by the virus pattern file we distributed on April 23, 2005, it has been sharply recovered in the fourth quarter. The annual results of the products contributed to a stable growth in year 2005. The results came from the strong demand of consumers for “Virus Buster 2006” released in that quarter. The stronger growth rate in net sales in year 2004 from 2003 was mainly due to strong demand for “Virus Buster” series products including “Virus Buster 2005” released in the fourth quarter of year 2004.

The growth rate of operating income was 12%, which was lower than that of net sales in 2005. It is because of the additional cost incurred for the incident of virus pattern file. Cost of sales/Operating expense for year 2005 and 2004, which were 37% and 35%, respectively, of net sales for those years.

North America

Net sales in 2005 increased 30% compared with 2004 and net sales in 2004 increased 23% compared with 2003. The increase in sales growth for year 2005 was a result of several factors. In the Enterprise market, the company successfully refined both its messaging to the customer and suite of products to better meet customer-perceived needs. In the Small and Mid-size market, increased sales were a result of growing brand recognition, a greater push by national reseller partners to sell Trend product and more emphasis on proactive sales and support. Finally, in the Consumer market (where the highest growth was experienced) sales were positively impacted by new relationships with, and sales through, high profile retail channel partners such as Best Buy. Sales in the Consumer market were primarily driven by PC-cillin sales, which grew 69% in 2005.

During 2005, there were two acquisitions in the United States. The first was Intermute, of Boston, MA, which brought a complimentary new anti-spyware product to the Trend portfolio. This acquisition also included the talents of approximately 30 employees with specialization in anti-spyware technologies. The second acquisition was for Kelkea of San Jose, CA. This acquisition was for another complimentary and unique technology in the anti-spam space, which enables service provider partners to block spam at the gateway. This acquisition included approximately 15 employees specialized in anti-spam technologies.

The growth rate of operating income in 2005 over 2004 (39%) was higher than sales growth due to a slower growth rate in overall expenses. Cost of sales and operating expenses were incurred at 32% of net sales in 2005 versus 37% in 2004. Cost of sales for 2005 was lower than 2004 due to lower negotiated royalty fees for technologies incorporated into several trend products. The slower growth rate in operating expenses is attributable to lower and better-targeted marketing expenses and only slight growth of general and administrative expenses, due to increased efficiencies. The cost of sales and operating expense for year 2004 and 2003 increased by approximately (Yen) 782 million due to extended sales force and activities in line with sales growth.

Europe, Middle East and Africa

Net sales in 2005 were (Yen) 18,379 million; this was a 12% increase on the previous year. 2005 saw the launch of 2 major initiatives in Europe, Middle East and Africa (EMEA) – a local sales reorganization and the global rollout of customer segmentation. The sales reorganization was aimed at categorizing markets according to their level of maturity, focusing Sales teams and marketing programs on key areas in these markets. The German market represented the largest proportion of EMEA sales in 2005 as it did in 2004. In addition, as was the case in 2004, revenue from the small business market contributed most to overall EMEA sales in 2005. The small business market also recorded the greatest revenue growth in the region.

Cost of sales and operating expenses in 2005 increased by 20% compared with 2004. Major investments in the sales, marketing and customer segmentation reorganization are reflected in the proportionally higher operational costs in 2005. Costs of sales increased to reflect the introduction of packaged sales in the small and medium business market. The region recorded an operating income contribution of 56% in 2005 compared with 59% in 2004.

Asia Pacific

Net sales in 2005 increased 25% compared with 2004, and net sales in 2004 increased 31% compared with 2003. Australia, Southeast Asia and South Asia are the major contributors to this segment’s net sales growth from 2004 to 2005. The major increase contributed primarily from Neat Suite, Gateway products, PC-cillin, and the premium support services.

The growth rate of operating income was higher than that of net sales in 2005. The growth rate of cost of sales and operating expense in 2005 was 10% compared to 2004, lower than 2004’s increase of 17% compared with 2003. Cost of sales and operating expense increased by approximately (Yen) 448 million from (Yen) 4,626 million in 2004 to (Yen) 5,074 million in 2005. Cost of Sales increase is mainly due to an increase in introduction of more new hardware-related product sales such as NVW2500 and NVW300, whilst increase in operating expense is mainly due to our sales and marketing activities designed to increase demand for our products in the market.

Latin America

Net sales in 2005 decreased 4% compared with 2004 due to the review of government businesses; and net sales in 2004 increased 37% compared with 2003. The regional strategy, as half of the sales resources were focused on the Cisco alliance and in pushing new products into the existing customer missing to hearing customer needs. During 2005 almost no effort was placed in obtaining new customers. Net sales increase in 2004 was due because of the sales of new products or new versions such as Spam Prevention Service, Network VirusWall, and products focusing on small and medium sized business.

Corporate

Operating loss of the Corporate segment in 2005 have increased by (Yen) 5,049 million, or 47% compared with 2004. This balance is a combination of increases in research and development, corporate sales and marketing, corporate support and general and administrative departments, offset by amortization of software development costs.

Increases in research and development staff in Taiwan and China, and office expansion of China Development Center caused a majority increase in research and development and maintenance cost, totaling of (Yen) 1,208 million. The initial increase in research and development staff was mainly due to increase projects in appliance products and new products targeted for different market segments.

Corporate sales and marketing expense in 2005 increased by (Yen) 2,010 million or 82% compared with 2004. These increase primarily include cost incurred for the increase of sales people, who focus on customer from Consumer/SOHO, Small and Mid-size and Enterprise market. Besides, we have introduced a strategic alliance partner team to work with Cisco on the outbreak prevention solutions. Also, increase marketing expense on the Small and Mid-size market advertising spending, promotion of the Small and Mid-size market anti-spyware product and product launched.

Corporate support cost in 2005 increased by 33% compared with 2004. This increases include hiring new staff in Philippine to strengthen our post-sales support for retail customers, premium support services and customer support for Consumer/SOHO, Small and Mid-size and Enterprise market.

General and administrative expenses in 2005 increased by approximately (Yen) 1,719 million or 78% compared with previous year. It derived mainly from the investment on Information Technology infrastructure and amortization of software, deployment of Customer Relationship Management system and legal cost related to certain patent infringement case. During 2005, we have invested on Customer Relationship Management system to develop a more efficient sales process for the company, and this project will continue in 2006.

Stock Options

In April 2002, we granted warrants to attract and retain key employees. In addition, in February, May and November 2003, in April and October 2004, and in July and December 2005, the stock options with stock acquisition rights were granted. The warrants granted in 2002 generally commenced vesting one year after the grant date. The stock options with stock acquisition rights granted in 2003, 2004 and 2005 generally commenced or will generally commence vesting 9 months or one year after the grant date. Using methodology under Accounting Principles Board Opinion No. 25, we have not recorded any non-cash compensation expense for the years ended December 31, 2003, 2004 and 2005. Had such non-cash compensation expense for our warrants and stock options in 2002, 2003, 2004 and 2005 been determined based on the fair value of such warrants or options at the grant dates, as prescribed by Statement of Financial Accounting Standards No. 123, our pro forma net income and net income per share would have been as follows:

	Years ended December 31,
	2003		2004		2005		2005
	(restated)(1)		(restated)(1)
	(In millions of yen and in thousands of U.S. dollars, except per share data)
Pro forma net income	(Yen)	5,583	(Yen)	12,555	(Yen)	15,076	$127,761
Pro forma net income per share:
Basic	(Yen)	42.32	(Yen)	95.41	(Yen)	112.93	$0.96
Diluted		42.22		93.79		111.30	0.94

(1)	See Note 2 (1) to the consolidated financial statements.

Pro forma stock-based compensation expense has been revised to reflect the corrections in the amortization period, expected life term of the option and volatilities used to determine compensation expense. This correction impacts the pro forma net income and net income per share previously presented for fiscal 2003 and 2004 .

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

Employee Benefit plans

The parent company has an unfunded retirement allowance plan covering substantially all of its employees who meet eligibility requirements under such plan, and some subsidiaries have defined benefit / defined contribution pension plans. All of the details are described more fully in “Note 14: Employee benefit plans”. The Company’s total costs for defined contribution pension plan and defined benefit pension plan in 2005 are (Yen) 130 million and (Yen) 230 million, respectively. The aggregated balance at December 31, 2005 of the Company’s projected benefit obligation and plan assets are, (Yen) 1,260 million and (Yen) 168 million, respectively. We believe our risk exposure to variation from estimates made for these plans is immaterial.

Effect of Recent Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards (SFAS) No.123 “Share-Based Payment” This new SFAS No.123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement is effective as of the beginning of the first fiscal year that starts after June 15, 2005. We intend to adopt the provisions on Financial Accounting Standards 123(R) effective January 1, 2006. The Company’s pro forma net income and net income per share for the year ended December 31, 2005 based on the fair values of the stock options with Stock acquisition rights, which were estimated on the date of grant using the Black-Scholes option pricing model in accordance with the original SFAS No.123, are disclosed in Note 2 (1) “Significant accounting policies - Stock-based compensation.”

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. SFAS 154, which replaces APB Opinion No. 20 “Accounting Changes”, and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28”, applies to all voluntary changes in accounting principle and provides guidance on the accounting for and reporting of accounting changes and error corrections. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle while SFAS 154 requires retrospective application, or the latest practicable date, for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

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

In the medium and long term, we may make acquisitions and strategic investments in order to grow our business. Insofar as we are not able to satisfy our working capital and capital expenditure requirements, we may seek to raise additional capital through equity or debt financing. However, we cannot be certain that such funding will be available on commercially reasonable terms, if at all.

As of December 31, 2005, we had cash and cash equivalents, time deposits and marketable securities of approximately (Yen) 83,443 million ($707,146 thousand), up from approximately (Yen) 68,580 million as of December 31, 2004. The increase was primarily due to increased net income and marketable securities. Our marketable securities consist only of debt securities with high credit ratings and mutual funds which consist of debt securities with high credit ratings in accordance with our investment policy. As of December 31, 2005, we had cash and cash equivalents of approximately (Yen) 59,613 million ($ 505,191 thousand), which mainly consisted of (Yen) 36,402 million ($ 308,493 thousand) in Japanese yen, (Yen) 5,083 million ($ 43,074 thousand) in U.S. dollar and (Yen) 11,719 million ($ 99,312 thousand) in Euro. As of December 31, 2004, we had cash and cash equivalents of approximately (Yen) 52,908 million, which mainly consisted of (Yen) 33,476 million in Japanese yen, (Yen) 4,022 million in U.S. dollars and (Yen) 10,905 million in Euro.

As of December 31, 2005, we had deferred revenue under both current liabilities and long-term liabilities of approximately (Yen) 35,381 million ($ 299,841 thousand), compared with approximately (Yen) 27,904 million as of December 31, 2004. Deferred revenue as of each fiscal year end is expected to become net sales in accordance with contractual period in the future. Deferred revenue was derived from each region as shown in the following table:

	December 31,				December 31,
	2004		2005		2005
	Millions of yen				Thousands of U.S. dollars
Deferred Revenue
Japan	(Yen)	12,369	(Yen)	13,972	$118,407
North America		5,597		8,387	71,073
Europe		7,469		9,068	76,851
Asia Pacific		1,968		2,765	23,437
Latin America		501		1,189	10,073

Consolidated Total	(Yen)	27,904	(Yen)	35,381	$299,841

Most of deferred revenue at December 31, 2004 and 2005 was attributable to Japan, North America and Europe. Deferred revenue in Japan at December 31, 2005 increased 13% compared with December 31, 2004 due mainly to increased net sales of “Trend Micro Premium Support” to corporate users and the strong demand for “Virus Buster 2006” in consumer market. Deferred revenue in North America at December 31, 2005 increased 50% compared with December 31, 2004 due mainly to increased net sales as a result of the growing brand recognition and new relationship with and sales through high-profile retail channel partners in consumer market. Deferred revenue in Europe at December 31, 2005 increased 21% compared with December 31, 2004 due mainly to steady increase of demand in the small and medium business market and starting new business in Middle East and Africa.

Net cash provided by operating activities was approximately (Yen) 24,900 million in 2004 and (Yen) 20,646 million ($ 174,962 thousand) in 2005. The decrease from 2004 to 2005 was primarily due to a substantial decrease in accrued income and other taxes.

Net cash used in investing activities was approximately (Yen) 16,030 million in 2004 and approximately (Yen) 12,738 million ($ 107,948 thousand) in 2005. The decrease from 2004 to 2005 was primarily due to a (Yen) 17,094 million ($ 144,861 thousand) increase of proceeds from sales and maturities of marketable securities. This decreased cash outflow was partially offset by (Yen) 10,803 million ($ 91,555 thousand) increase of the payment for marketable securities and securities investments and the payment of (Yen) 2,717 million ($ 23,023 thousand) for business combination.

Net cash used by financing activities was approximately (Yen) 3,250 million in 2004 and approximately (Yen) 2,406 million ($ 20,388 thousand) in 2005. The decrease from 2004 to 2005 was primarily due to no redemption of bonds ( (Yen) 6,500 million ($ 55,084 thousand)) and net proceeds from treasury stock ( (Yen) 3,271 million ($ 27,724 thousand) ). These cash inflow was partially offset by (Yen) 5,937 million ($ 50,315 thousand) decrease in the issuance of common stock pursuant to the exercise of stock warrants and stock acquisition rights and (Yen) 2,963 million ($25,112 thousand) increase in dividends paid.

Net cash provided by operating activities was approximately (Yen) 15,666 million in 2003 and (Yen) 24,900 million in 2004. The increase from 2003 to 2004 was primarily due to an increase of net income and the stronger increase in deferred revenue.

Net cash used in investing activities was approximately (Yen) 9,453 million in 2003 and approximately (Yen) 16,030 million in 2004. The increase from 2003 to 2004 was primarily due to a (Yen) 6,991 million increase in payments for purchases of marketable securities and security investments and the payment of (Yen) 2,156 million for purchases of marketable securities with maturities of three months or less. These increases in payments ware partially offset by a (Yen) 2,041 million increase in proceeds from sales of marketable securities.

Net cash used by financing activities was approximately (Yen) 6,811 million in 2003 approximately (Yen) 3,250 million in 2004. The decrease from 2003 to 2004 was primarily due to a (Yen) 7,771 million increase in the issuance of common stock pursuant to the exercise of stock warrants and stock acquisition rights. This increase in proceeds was partially offset by the payment of (Yen) 1,820 million dividends and a (Yen) 1,500 million increase in redemption of bonds.

At the sixteenth ordinary general meeting of our shareholders held on March 25, 2005, a dividend of (Yen) 36.00 per share was approved. Based on the number of shares outstanding as of December 31, 2004, the record date for the dividend, the maximum cash dividend amount we will pay is (Yen) 4,794 million.

At the seventeenth ordinary general meeting of our shareholders held on March 28, 2006, a dividend of (Yen) 56.00 ($0.47) per share was approved. Based on the number of shares outstanding as of December 31, 2005, the record date for the dividend, the maximum cash dividend amount we will pay is (Yen) 7,509 million.

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

We have invested the proceeds of the bonds in cash and other short-term investments. Since these investments are likely to yield less interest income than the interest expense on the bonds, we incurred a net interest expense with respect to the bonds.

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

In 1998, we entered into three overdraft agreements with Japanese commercial banks, under which we are able to obtain short-term financing at prevailing interest rates for periods not in excess of one year. One of the three overdraft agreements was terminated in 2002 and the other two agreements have been cancelled as of February 28, 2005.

C. Research and Development, Patents and Licenses, etc.

RESEARCH AND PRODUCT DEVELOPMENT

Our research and product development activities focus on the development of new anti-virus and security software, enhancements to existing products and integration of products to enable monitoring, updating and management via the Internet. We conduct research and development at our Tokyo headquarters and our U.S., Taiwan, Germany, U.K., and China subsidiaries and have a research staff of 800 engineers as of December 31, 2005.

Research and development and maintenance expenditures, consisting primarily of software development costs and research and development staff salaries and benefits, increased from (Yen) 3,919 million in 2003 to (Yen) 4,858 million in 2004 and to (Yen) 6,066 million ($ 51.4 million) in 2005.

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

F. Tabular Disclosure of Contractual Obligations.

Future payments due under our debt and lease obligations as of December 31, 2005 were as follows:

	Long-term debt		Non-cancelable operating leases		Total		Total in U.S. $
	(in millions of yen and thousands of dollars)
Less than 1 year	(Yen)	—	(Yen)	1,049	(Yen)	1,049	$8,892
2-3 years		—		714		714	6,049
4-5 years		—		96		96	817
More than 5 years		—		—		—	—

Total	(Yen)	—	(Yen)	1,859	(Yen)	1,859	$15,758

As of December 31, 2005, we had no capital lease obligations, purchase obligations, or long-term liabilities reflected in our financial statements included in this annual report other than those set forth in the table above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table shows information regarding our directors and executive officers as of December 31, 2005.

Name	Age	Position(s)	Month and year in which Current Term Expires	Number of Shares owned as of December 31, 2005	Percent of number of Shares issued
Steve Chang	51	Representative Director and Chairman of the Board	March 2007	5,368,000	3.9%
Eva Chen	47	Representative Director; President and Chief Executive Officer	March 2007	2,159,950	1.6%
Mahendra Negi	46	Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President	March 2007	20,500	0.0%
Hirotaka Takeuchi	59	Director	March 2007	0	—
Fumio Hasegawa	66	Corporate Auditor	March 2009	500	0.0%
Sadatoshi Nakayama	54	Corporate Auditor	March 2009	0	—
Yasuo Kameoka	50	Corporate Auditor	March 2009	0	—
Koji Fujita	43	Corporate Auditor	March 2009	0	—

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

Eva Chen is one of the co-founders of Trend Micro. She has been our President and Chief Executive Officer and has been serving as our Representative Director since January 1, 2005. She has been Director since August 1997. She graduated from Texas University in 1988. She is also Steve Chang’s sister-in-law.

Mahendra Negi is the Chief Operating Officer, Chief Financial Officer and a Representative Director of Trend Micro. He has been serving as a Representative Director since March 2002. He joined Trend Micro in May 2000 from Merrill Lynch. He started his career in the petroleum industry, and then moved to commercial banking before joining Merrill Lynch. He graduated from Nagpur University in India in addition to his MSc (Master of Science) in Management from the London Business School in 1993.

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

Koji Fujita graduated from Hitotsubashi University’s Department of Juristic Law in 1987. He was admitted to the Japanese Bar, joined Okuno & Partners legal office in April 1989. He became one of our Corporate Auditors in March 2002. He is also currently serving as a corporate auditor of TOEI Housing Corporation.

B. Compensation.

For the fiscal year ended December 31, 2005, the aggregate compensation of all directors and executive officers paid or accrued by Trend Micro was 109 million yen ($923 thousand), 91 million yen ($771 thousand) for directors and 18 million yen ($152thousand) for corporate auditors. Under the Japanese Commercial Code and local practice, we may make severance payments to a retired director or corporate auditor with shareholder approval when our management proposes such payments based on a resolution of our Board of Directors. We have an internal formula to determine the amounts of severance payments to corporate auditors when we make such a proposal for corporate auditors. We have not recorded any liabilities relating to severance payments to directors and corporate auditors as of December 31, 2001, 2002, 2003, 2004 and 2005 because we have no liabilities to directors, and related liabilities to corporate auditors were insignificant.

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

In accordance with the requirements of the Company Law of Japan, our Articles of Incorporation provide for not more than four (4) corporate auditors. Corporate auditors, of whom at least two must be from outside of the company, are elected at a general meeting of shareholders, and the normal term of office of a corporate auditor is four years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by the directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders, and to oversee accounting firms which audit our financial statements. They are required to attend meetings of the Board of Directors and to express their opinions if necessary, but they are not entitled to vote. Corporate auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the board of corporate auditors, which must submit its audit report to the Board of Directors. The board of corporate auditors will also determine matters relating to the duties of the corporate auditors, such as audit policy and methods of investigation of our affairs.

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

Nasdaq Marketplace Rule 4350(c) requires that (i) a majority of the board of directors be independent directors as defined in Rule 4200(a)(15), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the board of directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by the board of directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Company Law of Japan ( “Large Japanese Companies”), including us, which employ a corporate governance system based on a board of corporate auditors, Japan’s Company Law has no independence requirement with respect to directors. As discussed above, the task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate and independent from the company’s management. Large Japanese Companies, including us, are required to have at least 50% “outside” corporate auditor who must meet additional independence requirements under the Company Law. An outside corporate auditor is defined in the Company Law as a corporate auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have four outside corporate auditors.

Nasdaq Marketplace Rule 4350(d) requires that (i) each issuer have adopted a formal written audit committee charter meeting the requirements of Rule 4350(d)(1) and (ii) the issuer have an audit committee of at least three members who are independent as defined under Rule 4200(a)(15), meet the independence criteria set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 and satisfy certain other criteria. Like a majority of Japanese companies, we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express an opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese Companies, including us, are required to have at least three corporate auditors. Currently, we have four corporate auditors. In addition, as discussed above, our corporate auditors serve a longer term than our directors. Starting on July 31, 2005, when the requirements of Rule 10A-3 relating to listed company audit committees become applicable to foreign private issuers, we expect to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. We will make the disclosure required by Item 16D of Form 20-F regarding such reliance in our annual reports on Form 20-F for the fiscal year ending December 31, 2005 and thereafter.

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

Nasdaq Marketplace Rule 4350(h) provides that each issuer conduct appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and that all such transactions be approved by the issuer’s audit committee or another independent body of the board of directors. Following the requirements of the Company Law of Japan, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of Trend Micro, to transfer a product or any other asset of such director to Trend Micro, to receive a loan from Trend Micro, or to effect any other transaction with Trend Micro, for himself or a third party.

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

As of December 31, 2005, we had 2,982 employees, of whom 2,116 were located in Asia, 462 were located in the United States, 349 were located in Europe and 55 were located in Latin America. And of the 2,982 employees, 494 were in administrative positions, 828 were in sales and marketing positions, 800 were in research and development positions and 860 were in technical support positions.

Our employees do not belong to any labor union. We believe that our employee relations are good.

E. Share Ownership.

See Item 6.A for information on share ownership of our directors and senior management.

2002 INCENTIVE PLAN

We have adopted the Trend Micro Incorporated Incentive Plan. The plan was authorized in April 2002 and expired on April 11, 2006.

2003 INCENTIVE PLAN

Our Shareholders’ Meeting and Board of Directors have authorized three incentive plans for fiscal 2003. The first plan was authorized in February 2003. Stock acquisition rights for a total of 1,999,500 shares were issued at an exercise price of (Yen) 2,230, of which 290,500 shares have been redeemed as of January 2004, 184,000 shares have been redeemed as of June 2005, and 16,500 shares have been redeemed as of December 2005. As of April 30, 2006, stock acquisition rights for total of 1,036,500 shares have been exercised.

The following table shows information about the acquisition rights granted to our directors and executive officers under the first 2003 incentive plan, which were outstanding as of April 30, 2006.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Chang	10/31/2007	1,500	(Yen)	3,345,000
Eva Chen	10/31/2007	18,500	(Yen)	41,255,000
Mahendra Negi	10/31/2007	21,000	(Yen)	46,830,000
Directors and Executive Officers as a group (8 people)	10/31/2007	41,000	(Yen)	91,430,000

The second plan was authorized in May 2003. Stock acquisition rights for a total of 2,500,000 shares were issued at an exercise price of (Yen) 1,955, of which 215,500 shares have been redeemed as of January 2004, 334,500 shares have been redeemed as of June 2005, and 25,500 shares have been redeemed as of December 2005. As of April 30, 2006, stock acquisition rights for a total of 872,500 shares have been exercised.

The following table shows information about the options granted to our directors and executive officers under the second 2003 incentive plan, which were outstanding as of April 30, 2006.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Chang	5/27/2008	24,000	(Yen)	46,920,000
Eva Chen	5/27/2008	45,000	(Yen)	87,975,000
Mahendra Negi	5/27/2008	55,000	(Yen)	107,525,000
Directors and Executive Officers as a group (8 people)	5/27/2008	124,000	(Yen)	242,420,000

The third plan was authorized in November 2003. Stock acquisition rights for a total of 1,500,000 shares were issued at an exercise price of (Yen) 2,695, of which 179,500 shares have been redeemed as of June 2005, and 19,000 shares have been redeemed as of December 2005. As of April 30, 2006, stock acquisition rights for a total of 546,500 shares have been exercised.

The following table shows information about the options granted to our directors and executive officers under the third 2003 incentive plan, which were outstanding as of April 30, 2006.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Chang	11/13/2008	15,000	(Yen)	40,425,000
Eva Chen	11/13/2008	38,500	(Yen)	103,757,500
Mahendra Negi	11/13/2008	29,000	(Yen)	78,155,000
Directors and Executive Officers as a group (8 people)	11/13/2008	82,500	(Yen)	222,337,500

2004 INCENTIVE PLAN

Our Shareholders’ Meeting and Board of Directors have authorized two incentive plans for fiscal 2004. The first plan was authorized in April 2004. Stock acquisition rights for a total of 3,000,000 shares were issued at an exercise price of (Yen) 4,310, of which 209,500 shares have been redeemed as of June 2005, and 126,500 shares have been redeemed as of December 2005. As of April 30, 2006, stock acquisition rights for a total of 2,000 shares have been exercised.

The following table shows information about the acquisition rights granted to our directors and executive officers under the first 2004 incentive plan, which were outstanding as of April 30, 2006.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Eva Chen	4/27/2009	80,000	(Yen)	344,800,000
Mahendra Negi	4/27/2009	70,000	(Yen)	301,700,000
Directors and Executive Officers as a group (8 people)	4/27/2009	150,000	(Yen)	646,500,000

The second plan was authorized in October, 2004 Stock acquisition rights for a total of 2,000,000 shares were issued at an exercise price of (Yen) 5,090, of which 40,500 shares have been redeemed as of June 2005, and 85,500 shares have been redeemed as of December 2005.

The following table shows information about the options granted to our directors and executive officers under the second 2004 incentive plan, which were outstanding as of April 30, 2006.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Eva Chen	10/27/2009	80,000	(Yen)	407,200,000
Mahendra Negi	10/27/2009	56,000	(Yen)	285,040,000
Directors and Executive Officers as a group (8 people)	10/27/2009	136,000	(Yen)	692,240,000

2005 INCENTIVE PLAN

Our Shareholders’ Meeting and Board of Directors have authorized two incentive plans for fiscal 2005. The first plan was authorized in July 2005. Stock acquisition rights for a total of 3,457,500 shares were issued at an exercise price of (Yen) 3,840, of which 67,500 shares have been redeemed as of December 2005.

The following table shows information about the acquisition rights granted to our directors and executive officers under the first 2005 incentive plan, which were outstanding as of April 30, 2006.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Eva Chen	7/21/2010	90,000	(Yen)	345,600,000
Mahendra Negi	7/21/2010	120,000	(Yen)	460,800,000
Directors and Executive Officers as a group (8 people)	7/21/2010	210,000	(Yen)	806,400,000

The second plan was authorized in December, 2005 Stock acquisition rights for a total of 2,500,000 shares were issued at an exercise price of (Yen) 3,950.

The following table shows information about the options granted to our directors and executive officers under the second 2005 incentive plan, which were outstanding as of April 30, 2006.

Name	Expiration Date	Total Number of Shares Underlying	Aggregate Exercise Price
Steve Chang	12/13/2010	10,000	(Yen)	39,500,000
Eva Chen	12/13/2010	10,000	(Yen)	39,500,000
Mahendra Negi	12/13/2010	60,000	(Yen)	237,000,000
Directors and Executive Officers as a group (8 people)	12/13/2010	80,000	(Yen)	316,000,000

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

As of December 31, 2005, there were three shareholders of record holding 5% or more of the total issued shares of our common stock. One of these shareholders of record, Trueway Company Limited, which held of record 20,186,500 shares, or 14.7% of the total issued shares, is a corporation controlled by Yeh Min-Yuen. Another record shareholder, Gainway Enterprises Limited, which held of record 10,108,000 shares, or 7.3% of the total issued shares, is a corporation controlled by Liao Hsueh-Hsuan. These two individuals’ beneficial ownership of our common stock is disclosed in the table below.

Master Trust Bank of Japan is the custody bank of Japanese mutual funds, pension fund and other trust funds. Master Trust Bank of Japan held of record 9,307,500 shares, or 6.8% of the total issued shares.

Within the last three years, to our knowledge, the following significant changes in the percentage ownership held by major shareholders have occurred:

We are aware of the filing by Barclays Global Investors that, as of March 31, 2005, it and its affiliates together owned, beneficially or of record, 6.4% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Barclays Global Investors made another filing, which reported that, as of June 30, 2005, it and its affiliates owned, beneficially or of record, 5.3% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Barclays Global Investors made another filing reporting that, as of August 31, 2005, their beneficial or record ownership fell below 5% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Again, Barclays Global Investors made another filing, which reported that, as of September 30, 2005, it and its affiliates owned, beneficially or of record, 5.0% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Barclays Global Investors made another filing reporting that, as of December 31, 2005, their beneficial or record ownership fell below 5% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

We are aware of the filing by Capital Guardian Trust Company that, as of July 31, 2005, it and its affiliates together owned, beneficially or of record, 6.9% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Capital Guardian Trust Company made another filing, which reported that, as of August 31, 2005, it and its affiliates owned, beneficially or of record, 9.4% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Capital Guardian Trust Company made another filing, which reported that, as of December 16, 2005, it and its affiliates owned, beneficially or of record, 10.4% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan. Subsequently, Capital Guardian Trust Company made another filing, which reported that, as of January 13, 2006, it and its affiliates owned, beneficially or of record, 11.6% of the issued shares of our common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

The following table shows information known to us regarding the beneficial ownership of our common stock as of December 31, 2005, by each person known by us to beneficially own more than 5% of the outstanding shares of our Common stock.

	Shares of common stock beneficially owned
Name	Number	Percentage
Yeh Min-Yuen	20,186,500	14.7%
Liao Hsueh-Hsuan	10,108,000	7.3%

As of December 31, 2005, there were 89 record shareholders with addresses in the United States, and those U.S. holders held 24,310,961 shares of our common stock including 1,565,200 held through our ADSs.

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

Dividend Policy

We intend to continue to return profits to shareholders based on the net profit on a consolidated basis while striving to enhance financial strength and secure inner reserve in order to deal with a volatile business environment and maintain a competitive edge against competitors. As our basic policy about dividends, we plan to pay a year-end dividend on the basis of a dividend ratio of 40%.

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

	Yen Price Per Share
Japanese Over-The-Counter Market	High	Low

1999	12,500	1,183
2000
First quarter	16,400	8,450
Second quarter	9,550	4,750
Third quarter (until August 16)	9,200	6,700
Tokyo Stock Exchange
2000
Third quarter (from August 17)	9,005	6,805
Fourth quarter	8,100	4,135
2001	6,375	1,670
2002	3,890	1,880
2003	3,530	1,440
First quarter	2,250	1,663
Second quarter	2,120	1,440
Third quarter	2,575	1,795
Fourth quarter	3,530	2,300
2004	5,730	2,815
First quarter	3,710	2,815
Second quarter	4,920	3,490
Third quarter	5,050	4,070
Fourth quarter	5,730	4,840
2005
First quarter	5,530	4,530
Second quarter	4,740	3,260
Third quarter	4,090	3,450
Fourth quarter	4,640	3,280
2006
January	4,620	3,550
February	3,910	3,560
March	4,130	3,470
April	4,410	4,020

On May 31, 2006, the closing sale price of our shares on the Tokyo Stock Exchange was (Yen) 3,840 per share.

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

	Dollar Price Per ADS
	High	Low
1999
Third quarter	65.63	23.33
Fourth quarter	121.25	66.88
2000	159.38	32.50
2001	59.38	14.50
2002	30.90	15.55
2003	31.65	12.16
First quarter	18.90	14.22
Second quarter	17.80	12.16
Third quarter	22.50	15.00
Fourth quarter	31.65	21.03
2004	55.45	26.62
First quarter	35.06	26.62
Second quarter	44.97	31.04
Third quarter	46.50	37.41
Fourth quarter	55.45	44.46
2005
First quarter	54.00	42.48
Second quarter	43.70	30.16
Third quarter	37.60	30.96
Fourth quarter	39.15	28.80
2006
January	40.11	31.48
February	32.84	30.31
March	35.37	29.69
April	38.69	34.68

On May 31, 2006, the closing sale price of the ADSs on The NASDAQ National Market was $35.00 per ADS.

B. Plan of Distribution.

Not applicable.

C. Markets.

See Item 9. A. of this annual report for information on the markets on which our shares are listed or quoted.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

The following is a summary of material information concerning the shares, including summaries of material provisions of our Articles of Incorporation and Share Handling Regulations, and of the Company Law (as defined below) and related legislation. These summaries should be read together with the Articles of Incorporation and the Share Handling Regulations which have been filed as exhibits to our previous filings with the Securities and Exchange Commission.

A new law to modernize and make overall amendments to the Japanese Commercial Code was promulgated on 26 July, 2005. As a result of such amendments, the provisions governing joint stock corporations, which were currently included in the Commercial Code, has been embodied in a new company law (the “Company Law”). The Company Law came into effect as of the 1st May 2006.

GENERAL

Our authorized share capital as of March 31, 2006 is 250,000,000 shares, of which 136,877,990 shares are issued and 134,346,022 shares are outstanding as of the same date. Under the Company Law, shares must be registered and are transferable by delivery of share certificates when a company issues share certificate like us. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to assert shareholders’ rights.

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

Under the Company Law, distribution of dividends will take the form of a distribution of Surplus (as defined below). A company will be permitted to make distributions of Surplus to its shareholders any number of times per fiscal year pursuant to resolutions of its general meeting of shareholders, and to make an interim cash dividend pursuant to the provisions of its Articles of Incorporation (however, our Articles of Incorporation does not include such provisions.) and the relevant resolution of its Board of Directors, subject to certain limitations described below. Distributions of Surplus will be required in principle to be authorized by a resolution of a general meeting of shareholders.

Under the Company Law, when a company makes a distribution of Surplus, it must set aside in its additional paid-in capital or legal reserve, an amount equal to one-tenth of the amount of Surplus so distributed, as required by an ordinance of the Ministry of Justice. The amount of surplus (the “Surplus”) at any given time shall be calculated in accordance with the following formula:

A + B + C + D – [E + F + G]

In the above formula:

“A” =	the total amount of (a) assets and (b) the book value of treasury stock less the total amount of (v) liabilities, (w) stated capital, (x) additional paid-in capital, (y) legal reserve and (z) certain other amounts set forth in an ordinance of the Ministry of Justice, each such amount being that which appears on the company’s non-consolidated balance sheet as at the end of the last fiscal year

“B” =	if the company has disposed of its treasury stock after the end of the last fiscal year, the amount of the consideration for such treasury stock received by the company, less the book value thereof

“C” =	if the company has reduced its stated capital after the end of the last fiscal year, the amount of such reduction, less the portion thereof, that has been transferred to additional paid-in capital or legal reserve (if any)

“D” =	if the company has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year, the amount of such reduction, less the portion thereof, that has been transferred to stated capital (if any)

“E” =	if the company has cancelled its treasury stock after the end of the last fiscal year, the book value of such treasury stock

“F” =	if the company has distributed Surplus to its shareholders after the end of the last fiscal year, the total book value of the Surplus so distributed

“G” =	certain other amounts set forth in an ordinance of the Ministry of Justice

Under the Company Law, the aggregate book value of Surplus distributed by the company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount of the company at any given time shall be the amount of Surplus less the aggregate of (a) the book value of its treasury stock, (b) the amount of consideration for any of its treasury stock disposed of by it after the end of the last fiscal year and (c) certain other amounts set forth in an ordinance of the Ministry of Justice.

JAPANESE UNIT SHARE SYSTEM

In accordance with the requirements of the Company Law, our Articles of Incorporation provide that 500 shares constitute one “unit.” Under the Company Law and ordinance of the Ministry of Justice, the upper limit of the number of shares constituting a unit is permitted to be 1,000 shares. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Under the Company Law and the Deposit Agreement, holders of ADSs will be able to surrender ADSs and withdraw the underlying shares from deposit only in whole unit lots of one unit or larger. A holder who owns ADRs evidencing less than 500 ADSs will indirectly own less than a whole unit. Such a holder will not be able to dispose of its shares in lots of less than one unit and will not have access to the Japanese market through surrender of their ADSs and withdrawal and sale in Japan of the underlying shares. The Japanese unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Under the Company Law, our Articles of Incorporation and our Share Handling Regulations, a holder of shares representing less than one unit has all the rights that a holder of shares representing a full unit of shares; except for the rights:

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

GENERAL MEETING OF SHAREHOLDERS

We normally hold our ordinary general meeting of shareholders in March of each year in Tokyo, Japan. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

Any shareholder holding at least 3% of the total outstanding voting rights for a continuous period of six months or longer may require the Directors to convene a general meeting of shareholders for a particular purpose by submitting a written request. Unless such meeting is convened promptly or a notice convening the meeting, which is to be held not later than eight weeks from the day of such demand, is dispatched, the requesting shareholder may, upon obtaining a court approval, convene such meeting.

Any shareholder or group of shareholders holding at least 300 voting rights, or 1% of the total outstanding voting rights, for a continuous period of six months or longer may propose a matter for consideration at a shareholders meeting by submitting a written request to the Directors at least eight weeks before such meeting.

VOTING RIGHTS

A shareholder is generally entitled to one vote per unit. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Company Law and our Articles of Incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Under the Company Law, a corporate shareholder whose outstanding voting rights are in turn more than one-quarter directly or indirectly owned by us or who substantially controls our management through the shareholding or for any other reason provided in an ordinance of the Ministry of Justice regarding the Company Law does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that such proxies are also shareholders who have voting rights. Under the Company Law, a system that allows shareholders who do not attend a meeting of shareholders to exercise their voting rights in writing must be adopted by any company, the number of whose shareholders (except for shareholders who can not vote on any resolutions at its meeting of shareholders), is no less than 1000. This does not include companies which issue shares listed on any securities exchange and send letters of procuration to shareholders provided for by the Securities Exchange Law and the Cabinet Office regulations concerning the Securities Exchange Law. A company may adopt a system by which shareholders who do not attend meetings of shareholders can exercise their voting rights through electromagnetic methods provided for by an ordinance of the Ministry of Justice regarding the Company Law.

The Company Law and our Articles of Incorporation provide that a quorum of not less than one-third of outstanding voting rights must be present at a shareholders’ meeting and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Matters requiring a special resolution include:

•	amendment of the Articles of Incorporation;

•	the removal of a corporate auditor;

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

•	a dissolution, merger or consolidation;

•	a company split;

•	the transfer of the whole or an important part of our business;

•	the taking over of the whole of the business of any other corporation;

•	any issuance of new shares at a “specially favorable” price (or any issuance of bond with share acquisition right with “specially favorable” terms or of share acquisition right with “specially favorable” terms to persons other than shareholders);

•	the negotiated purchase of treasury shares;

•	a stock consolidation;

•	limitation of liabilities of directors and corporate auditors; and,

•	a continuing to exist of a company or dormant company.

Under the Company Law, a distribution by the company of Surplus in kind will require a special resolution of a general meeting of shareholders, if shareholders are not granted the right to require the company to make such distribution in cash instead of in kind.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from such holders. An agent of the depositary is the record holder of the underlying shares.

SUBSCRIPTION RIGHTS

Holders of shares have no preemptive rights under our Articles of Incorporation. Under the Company Law, the Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior notice to shareholders of the record date. Individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

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

INDEMNIFICATION OF DIRECTORS

Pursuant to the Company Law and our Articles of Incorporation, we may, by resolution of our Board of Directors, release the liabilities of any Directors or Executive Officers to us for damages suffered by us due to their acts taken in good faith and without gross negligence, to the extent permitted by law and our Articles of Incorporation. In addition, we may execute with outside directors agreements that limit their liabilities to us for damages suffered by us due to their acts in good faith and without gross negligence, to the extent permitted by the laws of Japan and our Articles of Incorporation.

TRANSFER AGENT

Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for our shares. Mitsubishi UFJ Trust and Banking Corporation’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust and Banking Corporation, maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

REPURCHASE OF SHARES BY US

The Company Law, in principle, permits us to acquire, hold or dispose of our shares. We may acquire our shares on the First Section of the Tokyo Stock Exchange on which the shares are traded, through the Japanese stock exchange, if any, on which such shares are listed, by way of tender offer (pursuant to a resolution of a meeting of the Board of Directors, by having been provided for in the Articles of Incorporation), from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or from our subsidiary (pursuant to a resolution of the Board of Directors). When such acquisition is made by us from a specific party other than our subsidiary, any shareholder may make a request directly to a director, five days prior to the relevant shareholders’ meeting, that we acquire the shares held by such shareholder. However, no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the current market price, to be provided for by an ordinance of the Ministry of Justice, of the shares to be purchased from such shareholder.

We may hold the shares acquired in compliance with the provisions of the Company Law, and generally, may dispose of or cancel such shares by a resolution of the Board of Directors. Under the Company Law, the total purchase price of shares may not exceed the Distributable Amount, as defined in “-DIVIDENDS”.

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

On May 31, 2006, the closing price of our shares on the Tokyo Stock Exchange was (Yen)3,840 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between (Yen)3,000 and (Yen)5,000 per share, as well as the daily price limit if our per share price were to rise to between (Yen)5,000 and (Yen)10,000, or fall to between (Yen)2,000 and (Yen)3,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Foreign investors are defined to be:

•	individuals not resident in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•	corporations not less than 50% of the voting rights of which are directly or indirectly held by individuals or corporations described above; and

•	a corporation in which a majority of the directors or similar persons having the power of representation are non-resident individuals of Japan.

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

For purposes of the Treaty and the Code, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Dividends.

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any dividend that Trend Micro pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to United States federal income taxation. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Trend Micro pays with respect to the shares or ADSs will generally be qualified dividend income.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 will generally be taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

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

I. Subsidiary Information.

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

As discussed in Note 18 to the consolidated financial statements, we have a policy of not utilizing any derivative financial instruments with off-balance sheet risk. The financial instruments other than derivatives as of December 31, 2005 were cash and cash equivalents, time deposits, marketable debt and equity securities, notes and accounts receivable, trade, notes and account payable, trade and long-term debt. Among these financial instruments, we do not have significant market sensitive instruments with significant exposure to market risk. When we acquired ipTrend, we acquired two derivative instruments which ipTrend held. One of those instruments has expired during the fiscal year 2004 and the other has also expired at January 2005. At the expiration, we did not suffer any material losses from those instruments. However, this has not altered our policy of not utilizing derivative financial statements.

Item 12. Description of Securities Other than Equity Securities.

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None

Item 15. Controls and Procedures.

Our Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of December 31, 2005. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2005 in the light of material weaknesses in internal control over financial reporting that have been identified, as described below.

As a foreign private issuer, the Company is not yet subject to the requirement of Rule 13a-15(c) under the Exchange Act that an issuer’s management, with the participation of its principal executive and financial officers, evaluate the effectiveness of its internal control over financial reporting as of the end of each fiscal year. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2005, our principal accountant reported to our Board of Corporate Auditors the following material weakness pursuant to AU Section 325, Communication of Internal Control Related Matters Noted in an Audit, of the American Institute of Certified Public Accountants’ Professional Standards.

We have restated the pro forma stock compensation disclosures required by FAS 123 as amended by FAS 148 for the fiscal year ended December 31, 2003 and 2004 in order to reflect the corrections in the amortization period, expected life assumption and volatilities used to determine pro forma stock-based compensation expense. Furthermore, in response to a comment received from the staff of the Securities and Exchange Commission, we have also restated the statements of income for the fiscal year ended December 31, 2003 and 2004 in order to reclassify maintenance costs previously reported as part of research and development and maintenance cost within operating expenses and customer support expenses also previously included in operating expenses, into cost of sales. Management has determined that these items were indicative of an ineffective financial closing process at the Company as of December 31, 2005. Management believes that this was the result of (i) an inadequate number of accounting personnel with sufficient technical expertise in the area of U.S. GAAP and financial reporting at both our corporate headquarters and foreign subsidiaries, (ii) failure to document with sufficient support the application of our accounting policies, practices and procedures, and (iii) lack of effective preventive and detective controls to properly apply U.S. GAAP in our financial reporting process. As a result, management has concluded that, as of December 31, 2005 there were deficiencies in the design and execution of our company-level controls that constituted material weaknesses in our internal control over financial reporting.

During the period covered by this report (fiscal 2005), there were no significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the current fiscal year (fiscal 2006), as a result of the identification of the material weaknesses noted above, we have been taking a series of steps to strengthen our internal control over financial reporting to remediate these material weaknesses, including enhancing our internal resources to address U.S. GAAP matters, increasing the levels of review and oversight of our financial statement closing process, and hiring new leading outsourcer for computing stock option expense. With these measures, the management is seeking to enhance and align the Company’s processes and internal controls over financial reporting with the goal to complete the remediation of these material weaknesses by the end of the current fiscal year.

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

	Fiscal 2003		Fiscal 2004		Fiscal 2005
	(in millions of yen)
Audit fees	(Yen)	83.88	(Yen)	95.36	(Yen)	128.95
Audit-related fees (1)		0.01		5.00		14.97
Tax fees (2)		37.81		28.82		78.53
All Other fees (3)		1.02		1.29		1.65

Total Fees	(Yen)	122.71	(Yen)	130.47	(Yen)	224.11

(1)	Audit-related fees include fees relating to advisory services relating to Section 404 of the Sarbanes-Oxley Act.
(2)	Tax fees consist of fees relating to tax compliance, tax advice and tax planning services.
(3)	All Other fees include fees relating to updates of U.S. GAAP and SEC regulations to the Board of Corporate Auditors.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 4350(d)(3) and 4350(d)(2)(A)(ii) of the NASD Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a NASDAQ-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

(a)	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

(b)	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

(c)	None of the members of the board of corporate auditors is elected by management, and none of the listed company’s executive officers is a member of the board of corporate auditors.

(d)	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

(e)	The board of corporate auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

(f)	To the extent permitted by Japanese law:

•	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth certain information with respect to purchases we made of our shares during the year ended December 31, 2005.

Period	(a) Total Number of Shares	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

January 1 to January 31, 2005	2,089 (Shares)	5,083 (Yen)	- (Shares)	- (Shares)

February 1 to February 28, 2005	1,635 (Shares)	4,652 (Yen)	- (Shares)	- (Shares)

March 1 to March 31, 2005	1,761 (Shares)	4,840 (Yen)	- (Shares)	- (Shares)

April 1 to April 30, 2005	3,036 (Shares)	4,331 (Yen)	- (Shares)	- (Shares)

May 1 to May 31, 2005	500 (Shares)	3,820 (Yen)	- (Shares)	- (Shares)

June 1 to June 30, 2005	228 (Shares)	3,616 (Yen)	- (Shares)	- (Shares)

July 1 to July 31, 2005	2,290 (Shares)	3,908 (Yen)	- (Shares)	- (Shares)

August 1 to August 31, 2005	1,761 (Shares)	3,933 (Yen)	- (Shares)	- (Shares)

September 1 to September 30, 2005	1,561 (Shares)	3,921 (Yen)	- (Shares)	- (Shares)

October 1 to October 31, 2005	289 (Shares)	3,560 (Yen)	- (Shares)	- (Shares)

November 1 to November 30, 2005	8,722 (Shares)	4,144 (Yen)	- (Shares)	- (Shares)

December 1 to December 31, 2005	9,920 (Shares)	4,059 (Yen)	- (Shares)	- (Shares)

Total	33,792 (Shares)	4,204 (Yen)	- (Shares)	- (Shares)

Footnotes:

a.	The date each plan or program was announced: None.
b.	The share amount approved: None.
c.	The expiration date of each plan or program: None.
d.	Each plan or program that expired during the period covered by the table: The plan referred to in note a. above.
e.	Each plan or program the issuer has determined to terminate prior to expiration, or under which the issuer does not intend to make further purchases: None.

PART III

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits.

Exhibits

Exhibit Number	Document
1.1	Articles of Incorporation of Trend Micro (English translation)

1.2	Share Handling Regulations of Trend Micro, as amended (English translation)

1.3	Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4	Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1***	Specimen Common Stock Certificates

2.2****	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1***** +	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2*	Limited Liability Agreement dated April 21, 2005, between Trend Micro Incorporated and Hirotaka Takeuchi

8.1	List of subsidiaries of Trend Micro

11.1**	Code of Conduct

12.1	Certification of the principal executive officer of Trend Micro required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of Trend Micro required by Rule 13a-14(a)

13.1	Certification of the chief executive officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-10486) filed on June 30, 2005.
**	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-10486) filed on June 1, 2004.
***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
*****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
+	Confidential treatment granted for a portion of these documents.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Trend Micro Kabushiki Kaisha

(“Trend Micro Incorporated”):

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Trend Micro Incorporated and its subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the consolidated financial statements, the Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003.

/s/ ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

June 28, 2006

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2004	2005	2005
	Thousands of yen		Thousands of U.S. dollars
ASSETS
Current assets:
Cash and cash equivalents	(Yen)52,908,357	(Yen)59,612,577	$505,191
Time deposits	383,276	1,435,293	12,164
Marketable securities	15,288,575	22,395,365	189,791
Notes and accounts receivable, trade
—less allowance for doubtful accounts of (Yen) 292,815 and (Yen) 282,257 in 2004 and 2005, respectively
—less sales return allowance of (Yen) 572,123 and (Yen) 422,453 in 2004 and 2005, respectively	15,245,213	19,198,870	162,702
Inventories	201,243	359,897	3,050
Deferred income taxes	6,224,972	6,727,229	57,010
Prepaid expenses and other current assets	1,560,058	1,925,791	16,321

Total current assets	91,811,694	111,655,022	946,229

Investments and other assets:
Securities investments	9,831,913	11,159,428	94,571
Investment in and advances to affiliate companies	175,281	321,569	2,725
Software development costs	438,464	1,174,691	9,955
Other intangibles	296,368	1,390,434	11,784
Goodwill	—	2,130,179	18,053
Deferred income taxes	1,695,771	2,033,488	17,233
Other	636,009	671,800	5,693

Total investments and other assets	13,073,806	18,881,589	160,014

Property and equipment:
Office furniture and equipment	3,323,526	4,468,891	37,872
Other properties	1,165,173	1,539,195	13,044

	4,488,699	6,008,086	50,916
Less: Accumulated depreciation	(2,640,288)	(3,609,473)	(30,589)

Total property and equipment	1,848,411	2,398,613	20,327

Total assets	(Yen)106,733,911	(Yen)132,935,224	$1,126,570

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2004	2005	2005
	Thousands of yen		Thousands of U.S. dollars
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable, trade	88,087	118,572	1,005
Accounts payable, trade	1,271,067	794,450	6,733
Accounts payable, other	2,699,762	3,208,625	27,192
Withholding income taxes	882,693	1,082,302	9,172
Accrued expenses	2,143,694	3,138,674	26,599
Accrued income and other taxes	7,192,085	5,476,791	46,413
Deferred revenue	24,634,662	31,506,315	267,003
Other	651,503	895,088	7,585

Total current liabilities	39,563,553	46,220,817	391,702

Long-term liabilities:
Deferred revenue	3,268,892	3,874,936	32,838
Accrued pension and severance costs	656,041	889,774	7,540
Other	70,665	82,056	696

Total long-term liabilities	3,995,598	4,846,766	41,074

Minority Interest	—	4,531	39
Shareholders’ equity:
Common stock
Authorized
—2004 and 2005 250,000,000 shares (no par value)
Issued
—2004 135,755,872 shares	11,426,977
—2005 136,603,725 shares		12,484,849	105,804
Additional paid-in capital	17,359,335	18,572,063	157,390
Retained earnings	42,165,026	55,971,955	474,338
Accumulated other comprehensive income—
Net unrealized gain on debt and equity securities	284,348	657,885	5,576
Cumulative translation adjustments	(606,463)	1,459,600	12,369

	(322,115)	2,117,485	17,945

Treasury stock, at cost (2004-2,588,439 shares; 2005-2,513,231 shares)	(7,454,463)	(7,283,242)	(61,722)

Total shareholders’ equity	63,174,760	81,863,110	693,755

Commitments and contingent liabilities
Total liabilities, minority interest and shareholders’ equity	(Yen)106,733,911	(Yen)132,935,224	$1,126,570

The accompany notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,			Year ended December 31,
	2003	2004	2005	2005
	(restated)	(restated) Thousands of yen		Thousands of U.S. dollars
Net sales	(Yen)48,088,347	(Yen)62,049,254	(Yen)73,029,901	$618,897
Cost of sales
Amortization of capitalized software, and Materials	3,168,467	3,236,499	2,598,603	22,022
Maintenance	2,193,624	2,260,934	1,671,320	14,163
Customer Support	4,830,660	5,723,426	6,857,901	58,118

Total Cost of sales	10,192,751	11,220,859	11,127,824	94,303

Operating expenses:
Selling	15,360,532	16,009,409	20,944,484	177,496
Research and development	1,725,400	2,597,325	4,395,207	37,247
General and administrative	5,656,168	6,143,985	8,990,611	76,192

Total operating expenses	22,742,100	24,750,719	34,330,302	290,935

Operating income	15,153,496	26,077,676	27,571,775	233,659

Other income (expenses):
Interest income	412,635	451,217	836,910	7,092
Interest expense	(173,830)	(87,464)	(3,709)	(31)
Gain (Loss) on sales of marketable securities	(65,259)	101,199	370,326	3,138
Impairment loss of securities investments	(7,360)	—	—	—
Foreign exchange gain (loss), net	120,650	(183,292)	327,257	2,774
Other income (expense), net	(111,345)	(34,350)	5,741	49

Total other income (expenses)	175,491	247,310	1,536,525	13,022

Net income before tax	15,328,987	26,324,986	29,108,300	246,681

Income taxes:
Current	7,437,576	11,893,659	11,863,127	100,535
Deferred	(1,334,998)	(1,390,387)	(1,358,568)	(11,513)

	6,102,578	10,503,272	10,504,559	89,022

Income before minority interest and equity in earnings of affiliated companies	9,226,409	15,821,714	18,603,741	157,659
Minority interest in income of consolidated subsidiaries	—	—	(338)	(3)
Equity in earnings of affiliated companies	23,623	53,122	66,551	564

Net income	(Yen)9,250,032	(Yen)15,874,836	(Yen)18,669,954	$158,220

	Yen	Yen	Yen	U.S. dollars
Per share data:
Net income —basic	(Yen)70.11	(Yen)120.64	(Yen)139.85	$1.19
—diluted	69.95	118.59	137.83	1.17
Cash dividends	—	14.00	36.00	0.31

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Net income	(Yen)	9,250,032	(Yen)	15,874,836	(Yen)	18,669,954	$158,220

Other comprehensive income (loss), before tax:
Unrealized gains on debt and equity securities:
Unrealized holding gains arising during period		135,323		514,117		1,375,136	11,654
Less reclassification adjustment for (gains) losses included in net income		132,701		(143,702)		(704,199)	(5,968)

		268,024		370,415		670,937	5,686
Foreign currency translation adjustments		(786,025)		(105,517)		2,066,063	17,509

Total		(518,001)		264,898		2,737,000	23,195
Income tax expense related to unrealized gains on debt and equity securities		(113,182)		(157,032)		(297,400)	(2,520)

Other comprehensive income (loss), net of tax		(631,183)		107,866		2,439,600	20,675

Comprehensive income	(Yen)	8,618,849	(Yen)	15,982,702	(Yen)	21,109,554	$178,895

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Common stock:
Balance at beginning of year	(Yen)	7,257,060	(Yen)	7,396,194	(Yen)	11,426,977	$96,839
Exercise of stock purchase warrants and stock acquisition rights		139,134		4,030,783		1,057,872	8,965

Balance at end of year		7,396,194		11,426,977		12,484,849	105,804

Additional paid-in capital:
Balance at beginning of year		13,021,554		13,165,881		17,359,335	147,113
Tax benefit from exercise of non-qualified stock warrants		233,277		498,905		155,323	1,316
Tax recognition derived from elimination of reversed warrant related with stock option plan		(228,085)		(312,708)		—	—
Loss on providing of treasury stock for stock option transactions, net of tax		—		(22,941)		—	—
Exercise of stock purchase warrants and stock acquisition rights		139,135		4,030,198		1,057,405	8,961

Balance at end of year		13,165,881		17,359,335		18,572,063	157,390

Retained earnings:
Balance at beginning of year		18,986,701		28,236,466		42,165,026	357,330
Net income		9,250,032		15,874,836		18,669,954	158,220
Stock issue costs, net of tax		(267)		(11,977)		(3,519)	(30)
Cash dividends		—		(1,829,260)		(4,794,028)	(40,627)
Loss on providing of treasury stock for stock option transactions, net of tax		—		(105,039)		(65,478)	(555)

Balance at end of year		28,236,466		42,165,026		55,971,955	474,338

Net unrealized gain (loss) on debt and equity securities:
Balance at beginning of year		(83,877)		70,965		284,348	2,410
Net change during the year		154,842		213,383		373,537	3,166

Balance at end of year		70,965		284,348		657,885	5,576

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Cumulative translation adjustments:
Balance at beginning of year		285,079		(500,946)		(606,463)	(5,140)
Aggregate translation adjustments for the year		(786,025)		(105,517)		2,066,063	17,509

Balance at end of year		(500,946)		(606,463)		1,459,600	12,369

Treasury stock, at cost:
Balance at beginning of year		(2,322,287)		(4,416,763)		(7,454,463)	(63,173)
Purchase of treasury stock		(2,094,476)		(3,759,507)		(142,062)	(1,204)
Provision of treasury stock for stock option transactions		—		721,807		313,283	2,655

Balance at end of year		(4,416,763)		(7,454,463)		(7,283,242)	(61,722)

Total Shareholders’ equity	(Yen)	43,951,797	(Yen)	63,174,760	(Yen)	81,863,110	$693,755

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Cash flows from operating activities:
Net income	(Yen)	9,250,032	(Yen)	15,874,836	(Yen)	18,669,954	$158,220
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization		2,266,356		1,590,743		1,878,050	15,916
Pension and severance costs, less payments		140,661		166,649		207,109	1,755
Deferred income taxes		(1,334,998)		(1,390,387)		(1,358,568)	(11,513)
(Gain) loss on sales of marketable securities		65,259		(101,199)		(370,326)	(3,138)
Impairment loss of securities investments		7,360		—		—	—
Equity in earnings of affiliated companies		(23,623)		(53,122)		(66,551)	(564)
Loss on disposal of fixed assets		—		—		11,585	98
Minority interest		—		—		338	3
Changes in assets and liabilities:
Increase in deferred revenue		5,036,872		7,293,488		6,209,680	52,624
Increase in accounts receivable, net of allowances		(446,201)		(3,421,729)		(3,567,924)	(30,237)
(Increase) decrease in inventories		278,751		(124,093)		(124,971)	(1,059)
Increase (decrease) in notes and accounts payable trade		(52,021)		379,882		(526,321)	(4,460)
Increase (decrease) in accrued income and other taxes		193,227		2,912,481		(1,826,959)	(15,483)
Increase in other current assets		(67,898)		(90,479)		(34,426)	(292)
Increase (decrease) in accounts payable, other		(11,962)		823,199		381,414	3,232
Increase in other current liabilities		602,296		1,107,855		1,336,703	11,328
(Increase) decrease in other assets		(324,879)		110,628		(207,984)	(1,763)
Other		87,072		(178,744)		34,809	295

Net cash provided by operating activities		15,666,304		24,900,008		20,645,612	174,962

Cash flows from investing activities:
Payments for purchases of property and equipment		(715,901)		(801,935)		(1,153,193)	(9,773)
Software development cost		(788,760)		(645,166)		(1,446,248)	(12,256)
Payments for purchases of other intangibles		(270,570)		(229,167)		(216,107)	(1,831)
Proceeds from sales and maturities of marketable securities		2,945,331		4,986,012		22,079,575	187,115
Payments for purchases of marketable securities maturing within three months or less (net)		—		(2,156,191)		(189,708)	(1,608)
Payments for purchases of marketable securities and security investments		(10,248,908)		(17,240,100)		(28,043,534)	(237,657)
Payment for business acquisition		—		—		(2,716,702)	(23,023)
(Payments for) / Proceeds from time deposits		(374,601)		57,047		(1,052,017)	(8,915)

Net cash used in investing activities		(9,453,409)		(16,029,500)		(12,737,934)	(107,948)

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights		278,002		8,049,004		2,111,758	17,896
Redemption of bonds		(5,000,000)		(6,500,000)		—	—
Proceeds from / (Provisions of) treasury stock, net		(2,094,476)		(3,165,679)		105,743	896
Tax benefit from exercise of non-qualified stock warrants		233,277		498,905		155,322	1,316
Tax recognition derived from elimination of reversed warrant related with stock option plan		(228,085)		(312,708)		—	—
Capital contribution from minority interest		—		—		4,193	36
Dividend paid		—		(1,819,607)		(4,782,764)	(40,532)

Net cash used in financing activities		(6,811,282)		(3,250,085)		(2,405,748)	(20,388)

Effect of exchange rate changes on cash and cash equivalents		(512,494)		568,994		1,202,290	10,189

Net increase (decrease) in cash and cash equivalents		(1,110,881)		6,189,417		6,704,220	56,815
Cash and cash equivalents at beginning of year		47,829,821		46,718,940		52,908,357	448,376

Cash and cash equivalents at end of year	(Yen)	46,718,940	(Yen)	52,908,357	(Yen)	59,612,577	$505,191

Supplementary information of cash flow:
Payment for interest expense	(Yen)	151,623	(Yen)	114,121	(Yen)	3,709	$31
Payment for income taxes		7,102,721		8,990,398		13,109,985	111,102

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

(1) Restatements

The Company has historically disclosed maintenance costs as part of the “Research and development and maintenance” line item within operating expenses in the consolidated income statements. Details of these costs are disclosed in footnote 11. Starting in the fiscal year ended 2005, maintenance costs are included in costs of sales and prior years’ figures have been restated to reflect such amendment. In addition, customer support expenses, which were disclosed as a part of operating expenses through December 31, 2004, have been also included in cost of sales starting fiscal year ended 2005 and prior years’ figures have been restated to reflect such amendment. The nature of these costs is disclosed in footnote 20.

The following table summarizes the impact of the corrections to the statements of income for the two years ended December 31, 2004 (in thousands of Yen):

	For the year ended December 31, 2004
	As Reported	Restatement	Restated
Sales	62,049,254	—	62,049,254
Cost of sales
Amortization of capitalized software, and Materials	3,236,499	—	3,236,499
Maintenance	—	2,260,934	2,260,934
Customer Support	—	5,723,426	5,723,426

Total Cost of sales	3,236,499	7,984,360	11,220,859

Operating expenses:
Selling	16,009,409	—	16,009,409
Research and development	4,858,259	(2,260,934)	2,597,325
Customer Support	5,723,426	(5,723,426)	—
General and administrative	6,143,985	—	6,143,985

Total operating expenses	32,735,079	(7,984,360)	24,750,719

Operating income	26,077,676	—	26,077,676

	For the year ended December 31, 2003
	As Reported	Restatement	Restated
Sales	48,088,347	—	48,088,347
Cost of sales
Amortization of capitalized software, and Materials	3,168,467	—	3,168,467
Maintenance	—	2,193,624	2,193,624
Customer Support	—	4,830,660	4,830,660

Total Cost of sales	3,168,467	7,024,284	10,192,751

Operating expenses:
Selling	15,360,532	—	15,360,532
Research and development	3,919,024	(2,193,624)	1,725,400
Customer Support	4,830,660	(4,830,660)	—
General and administrative	5,656,168	—	5,656,168

Total operating expenses	29,766,384	(7,024,284)	22,742,100

Operating income	15,153,496	—	15,153,496

Pro forma stock-based compensation expense has been revised to reflect the corrections in the amortization period, expected life assumptions and volatilities used to determine stock-based compensation expense. This correction impacts the pro forma net income and pro forma net income per share previously disclosed in the footnotes to the consolidated financial statements the years ended December 31, 2003 and 2004 . The corrections do not impact consolidated net income.

The following table summarizes the impact of the corrections to the pro-forma compensation expense disclosures as required by FAS 123 as amended by FAS 148, for the two years ended December 31, 2004 (in thousands of Yen).

	For the year ended December 31, 2004
	As Reported	Restatement	Restated
Net income:
As reported	15,874,836	—	15,874,836
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,640,021)	(679,588)	(3,319,609)
Pro forma net income	13,234,815	(679,588)	12,555,227
Net income per share:
As reported—
Basic	120.64	—	120.64
Diluted	118.59	—	118.59
Pro forma net income—
Basic	100.58	(5.17)	95.41
Diluted	98.87	(5.08)	93.79

	For the year ended December 31, 2003
	As Reported	Restatement	Restated
Net income:
As reported	9,250,032	—	9,250,032
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,351,384)	(2,315,544)	(3,666,928)
Pro forma net income	7,898,648	(2,315,544)	5,583,104
Net income per share:
As reported—
Basic	70.11	—	70.11
Diluted	69.95	—	69.95
Pro forma net income—
Basic	59.87	(17.55)	42.32
Diluted	59.73	(17.51)	42.22

(2) Significant accounting policies:

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

During the FY2005, the Company acquired 100% of the outstanding capital shares of Trend Micro Braintree Inc. (former InterMute, Inc.,) and Trend Micro San Jose, Inc (former Kelkea Inc.) in purchase business combinations. These acquisitions are intended to expand our service offerings for advanced data privacy protection and advanced IP filtering and reputation services technologies. The aggregate purchase price was (Yen) 2,746,505 thousand and (Yen) 2,130,179 thousand has been recorded as goodwill. All of (Yen) 2,130,179 thousand goodwill was allocated to North America Segment. As of December 31, 2005, these subsidiaries were merged with Trend Micro Inc.(USA). With the merger with Trend Micro Braintree, Inc., the Company has contingent consideration remaining in the amount of USD10,500 thousands (equivalent of (Yen) 1,239,735 thousand as converted using the year end exchange rate of \118.07/US$) , subject to the predecessor company’s achievement of specified sales for the period beginning with the closing of the acquisition and ending twelve months thereafter. If this extra payment is made, the carrying amount of goodwill will be adjusted.

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

The sales rebates to intermediaries are recognized as a reduction of revenue. Measurement of the sales rebates is based on two types of rebate arrangements. In one arrangement, the amount of the rebate is calculated by multiplying fixed contractual rebate rate by the actual sales amount to intermediaries. In another arrangement, the rebate is paid only if the intermediaries achieve a targeted level of quarterly sales. The rebate rates vary depending on the level of targets and the matrix table of targets and rebate rate are agreed with intermediaries at the beginning of each quarter. The Company applies the provision of EITF 01-9 “Accounting for consideration given by a vendor to a customer or a reseller of the vendor’s products” to all transactions where rebates are paid.

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

Marketable securities and Security investments

Marketable securities and security investments consist of debt securities, equity securities and mutual funds. Debt securities, equity securities and mutual funds designated as available-for-sale are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. The Company classifies “available for sale” debt securities with maturities longer than one year as Securities investments in investments and other assets. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

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

Goodwill and other intangible assets

Goodwill is the excess of the purchase price of the acquired business over the fair value of its net tangible and identifiable intangible assets. Other intangible assets consist primarily of existing technology purchased by business acquisition.

We account for goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. SFAS 142 requires, among other things, the discontinuance of amortization for goodwill and at least an annual test for impairment. An impairment review may be performed more frequently in the event circumstances indicate that the carrying value may not be recoverable.

SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives. Existing technology is amortized over 4 years.

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

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. The Company complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148.

In October 1995, SFAS 123 established a fair value based method of accounting for employee stock based compensation. If compensation cost for the stock options with warrants, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	Years ended December 31,
	2003		2004		2005		2005
	(restated)(1)		(restated)(1)
	(in thousands, except per share data)
Net income:
As reported	(Yen)	9,250,032	(Yen)	15,874,836	(Yen)	18,669,954	$158,220
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(3,666,928)		(3,319,609)		(3,594,158)	(30,459)
Pro forma net income		5,583,104		12,555,227		15,075,796	127,761
Net income per share:
As reported—
Basic	(Yen)	70.11	(Yen)	120.64	(Yen)	139.85	$1.19
Diluted		69.95		118.59		137.83	1.17
Pro forma net income—
Basic	(Yen)	42.32	(Yen)	95.41	(Yen)	112.93	$0.96
Diluted		42.22		93.79		111.30	0.94

(1)	See Note 2 (1) to these consolidated financial statements.

The fair values of the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the year ended December 31, 2003, 2004 and 2005;

	2003	2004	2005
Expected life (Years)	2.64-3.07	3.04-3.08	3.06
Expected Volatility	68.79%-74.32%	52.41%-59.20%	47.69%-48.77%
Expected Dividend yield	0.00%	0.28%-0.32%	0.91%-0.94%
Risk-free interest rate	0.07%-0.31%	0.27%-0.32%	0.16%-0.47%

The fair value per share of options granted above during fiscal 2003, 2004 and 2005 were (Yen) 865-1,230, (Yen)1,682-1,788 and (Yen)1,203-1,225 ($10.20-10.38), respectively.

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

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high rating financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

(3)	Recent pronouncements:

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

In December 2004, the FASB revised SFAS No.123 “Share-Based Payment” This new SFAS No.123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement is effective as of the beginning of the first fiscal year that starts after June 15, 2005. We intend to adopt the provisions on FAS 123(R) effective January 1, 2006. The Company’s pro forma net income and net income per share for the year ended December 31, 2005 based on the fair values of the stock options with Stock acquisition rights, which were estimated on the date of grant using the Black-Scholes option pricing model in accordance with the original SFAS No.123 are disclosed in Note 2 (1) “Significant accounting policies—Stock-based compensation.” From next fiscal year, stock option expense, which will be calculated in accordance with revised SFAS No. 123 using the same option pricing model, will be recorded in our income statement.

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

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The standard will not have a material effect on the Company’s financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. SFAS 154, which replaces APB Opinion No. 20 “Accounting Changes”, and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28”, applies to all voluntary changes in accounting principle and provides guidance on the accounting for and reporting of accounting changes and error corrections. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle while SFAS 154 requires retrospective application, or the latest practicable date, for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. Currently, we do not expect that adoption of the standard will have a material effect on our results of operations or financial condition.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at December 31, 2005 ((Yen)118.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the years ended December 31, 2003, 2004 and 2005, is as follows:

	2003		2004		2005		2004
	Thousands of Yen						Thousands of U.S. dollars
Net income available to common stock holders	(Yen)	9,250,032	(Yen	)15,874,836	(Yen)	18,669,954	$158,220

	Thousands of Shares
Weighted-Average shares		131,940		131,589		133,498
Effect of dilutive securities:
Stock options		295		2,274		1,958
Weighted-Average shares for diluted EPS computation		132,235		133,863		135,456

	Yen						U.S. dollars
Basic EPS:	(Yen)	70.11	(Yen)	120.64	(Yen)	139.85	$1.19
Diluted EPS:		69.95		118.59		137.83	$1.17

Shareholders’ equity per share as of December 31, 2004 and 2005 were as follows:

	December 31,				December 31,
	2004		2005		2005
	Yen				U.S. dollars
Shareholders’ equity per share	(Yen)	474.40	(Yen)	610.51	$5.17

5. Cash and cash equivalents

Cash and cash equivalents as of December 31, 2004 and 2005 comprised:

	December 31,				December 31,
	2004		2005		2004
	Thousands of yen				Thousands of U.S. dollars
Cash	(Yen)	49,189,396	(Yen)	52,665,059	$446,314
Time deposits with original maturities of three months or less		3,718,961		6,947,518	58,877

	(Yen)	52,908,357	(Yen)	59,612,577	$505,191

6. Time deposits

The U.S. subsidiary had (Yen)26,720 thousand and (Yen)31,751 thousand, ($269 thousand) of restricted cash set aside in accordance with the terms of building lease agreement as at December 31, 2004 and 2005, respectively. The restricted cash is included in time deposits.

7. Marketable securities and Securities investments

Marketable securities and securities investments include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of December 31, 2004 and 2005, were as follows:

	December 31, 2004
			Gross unrealized
	Cost		Gains		Losses		Fair value
	Thousands of yen
Available for sale:
Mutual funds	(Yen)	6,823,896	(Yen)	466,020	(Yen)	—	(Yen)	7,289,916
Equity securities		—		—		—		—
Debt securities		17,142,091		226,557		185,123		17,183,525

Total	(Yen)	23,965,987	(Yen)	692,577	(Yen)	185,123	(Yen)	24,473,441

	December 31, 2005
	Gross unrealized
	Cost		Gains		Losses		Fair value
	Thousands of yen
Available for sale:
Mutual funds	(Yen)	8,825,910	(Yen)	310,291	(Yen)	—	(Yen)	9,136,201
Equity securities		—		—		—		—
Debt securities		22,985,181		263,558		138,138		23,110,601

Total	(Yen)	31,811,091	(Yen)	573,849	(Yen)	138,138	(Yen)	32,246,802

	December 31, 2005
	Gross unrealized
	Cost		Gains		Losses		Fair value
	Thousands of U.S dollars
Available for sale:
Mutual funds		$74,796		$2,630		$—		$77,426
Equity securities		—		—		—		—
Debt securities		194,790		2,233		1,171		195,852

Total		$269,586		$4,863		$1,171		$273,278

The contractual maturities of available-for-sale debt securities as of December 31, 2005 were as follows:

	Aggregated Par value		Estimated Fair Value
	Thousands of yen
Due less than one year	(Yen)	12,514,039	(Yen)	12,488,684

Due after one to two years		6,284,669		6,262,444

Due after two to three years		3,401,564		3,334,781

Due after three years		1,000,000		1,024,692

Debt securities	(Yen)	23,200,272	(Yen)	23,110,601

	Aggregated Par value		Estimated Fair Value
	Thousands of U.S. dollars
Due less than one year		$106,051		$105,836

Due after one to two years		53,260		53,071

Due after two to three years		28,827		28,261

Due after three years		8,475		8,684

Debt securities		$196,613		$195,852

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, increased by (Yen)177,733 thousand, (Yen)197,606 thousand and decreased by (Yen) 65,902 thousand ($558 thousand), in the years ended December 31, 2003, 2004 and 2005 respectively.

Proceeds from sales of “available-for-sale” securities for the years ended December 31, 2003, 2004 and 2005 were (Yen)2,945,331 thousand , (Yen)4,986,012 thousand and (Yen) 22,079,575 ($187,115 thousand), respectively. Realized gains (losses) on sales of “available-for-sale” securities for the year ended December 31, 2003, 2004 and 2005 were (Yen)(65,259) thousand, (Yen)101,199 thousand and (Yen) 370,326 ($3,138 thousand) respectively.

The following table shows our investment’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2005.

December 31, 2004
	Less than 12 months		12 Months or More		Total
Thousands of yen
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	(Yen) —	(Yen) —	(Yen)—	(Yen)—	(Yen)—	(Yen) —

Equity securities	—	—	—	—	—	—

Debt securities	9,308,944	25,410	833,114	159,713	10,142,058	185,123

Total	(Yen)9,308,944	(Yen)25,410	(Yen)833,114	(Yen)159,713	(Yen)10,142,058	(Yen)185,123

Investments, which were in unrealized loss positions as of December 31, 2004, are comprised of U.S. dollar and Euro denominated public debts.

The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

December 31, 2005
	Less than 12 months		12 Months or More		Total
Thousands of yen
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	(Yen) —	(Yen) —	(Yen) —	(Yen)—	(Yen) —	(Yen) —

Equity securities	—	—	—	—	—	—

Debt securities	10,766,393	84,372	3,223,769	53,766	13,990,162	138,138

Total	(Yen)10,766,393	(Yen)84,372	(Yen)3,223,769	(Yen)53,766	(Yen)13,990,162	(Yen)138,138

	Less than 12 months		12 Months or More		Total
	Thousands of U.S. dollars
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	$—	$—	$—	$—	$—	$—

Equity securities	—	—	—	—	—	—

Debt securities	91,241	715	27,320	456	118,561	1,171

Total	$91,241	$715	$27,320	$456	$118,561	$1,171

Investments, which were in unrealized loss positions as of December 31, 2005, are comprised of U.S. dollar and Euro denominated public debts.

The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

The aggregate cost of the Company’s cost method investments totaled (Yen) 123,648 thousand ($1,048 thousand) at December 31, 2005. All the cost method investments were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

8. Inventories

Inventories as at December 31, 2004 and 2005 consist of the following:

	December 31,				December 31,
	2004		2005		2005
	Thousands of yen				Thousands of U.S. dollars
Finished goods	(Yen)	170,033	(Yen)	316,249	$2,680
Raw materials		31,210		43,648	370

	(Yen)	201,243	(Yen)	359,897	$3,050

9. Investments in and transaction with affiliated companies

Investees accounted for using the equity method as of December 31, 2005 are SOFT TREND CAPITAL CORPORATION (20.0%) and Net Star Inc. (40.0%).

A summary of transactions and balances with the affiliated companies accounted for using the equity method is presented below:

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Sales	(Yen)	5,571	(Yen)	6,482	(Yen)	5,669	$48

Purchases	(Yen)	189,175	(Yen)	37,331	(Yen)	314,517	$2,665

			December 31,				December 31,
			2004		2005		2005
			Thousands of yen				Thousands of U.S. dollars
Notes and accounts receivable, trade			(Yen)	—	(Yen)	—	$—

Other receivables			(Yen)	1,901	(Yen)	2,033	$17

Accounts payable, trade			(Yen)	—	(Yen)	32,841	$278

10. Sales rebates

Sales rebates recorded as a reduction of revenue were (Yen) 648,520 thousand, (Yen) 1,860,828 thousand and (Yen) 2,530,558 thousand ($ 21,445 thousand) for the years ended December 31, 2003, 2004 and 2005.

11. Research and development and maintenance costs, and software development costs

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income as operating expense. Such research and development costs charged to income were (Yen)1,725,400 thousand, (Yen)2,597,325 thousand and (Yen)4,395,207 ($37,248 thousand) for the years ended December 31, 2003, 2004 and 2005, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing, are recorded as cost of sales. The maintenance costs included in cost of sales were (Yen)2,193,624 thousand, (Yen)2,260,934 thousand and (Yen)1,671,320 thousands ($14,164 thousand) for the years ended December 31, 2003, 2004 and 2005, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2004
	Thousands of yen						Thousands of U.S. dollars
Software development costs:
Balance at beginning of year	(Yen)	936,058	(Yen)	505,616	(Yen)	438,464	$3,716
Additions, at cost		788,760		645,166		1,446,248	12,256
Amortization for the year		(1,219,202)		(712,318)		(710,021)	(6,017)

Balance at end of year	(Yen)	505,616	(Yen)	438,464	(Yen)	1,174,691	$9,955

12. Other intangibles

Other intangibles comprise the following:

	December 31,				December 31,
	2004		2005		2005
	Thousands of yen				Thousands of U.S. dollars
Purchased software	(Yen)	1,147,237	(Yen)	1,278,219	$10,832
Other		145,084		810,938	6,873

		1,292,321		2,089,157	17,705
Less—Accumulated amortization		(995,953)		(698,723)	(5,921)

	(Yen)	296,368	(Yen)	1,390,434	$11,784

The estimated aggregate amortization expense for intangible assets during each of the five years in the period ending December 31, 2010 are as follows:

	Thousands of yen		Thousands of U.S. dollars
Year ending December 31:
2006	(Yen)	481,980	$4,085
2007		392,230	3,324
2008		305,168	2,586
2009		133,458	1,131
2010		52,054	441

13. Debt

Debt comprises the following:

	December 31,				December 31,
	2004		2005		2005
	Thousands of yen				Thousands of U.S. dollars
Bonds:
Unsecured 1.9 % bonds, due 2006 with detachable warrants	(Yen)	4,000,000	(Yen)	4,000,000	$33,898

		4,000,000		4,000,000	33,898
Less—treasury bonds:
Unsecured 1.9% bonds, due 2006 with detachable warrants		(4,000,000)		(4,000,000)	(33,898)

	(Yen)	—	(Yen)	—	$—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of the exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through the market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the year ended December 31, 2004 and 2005.

14. Stock Option

Based on the Company’s 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	March 26, 2002 April 2, 2002
2.	Date of bond issuance	April 18, 2002
3.	Maturity date	April 18, 2006
4.	Amount of each bond (Thousands of yen)	(Yen)4,000,000
5.	Issued to	Public
6.	Date on which the bonds were fully redeemed	—
7.	Exercise price per each warrant	(Yen)3,450
8.	Warrant exercise period	April 3, 2003 to April 11, 2006
9.	Number of shares represented by warrants	1,159,420
10.	Outstanding as of December 31, 2003	1,158,840
11.	Outstanding as of December 31, 2004	737,391

12.	Outstanding as of December 31, 2005	575,942

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

Warrant activity was as follows:

	Thousands of shares represented by warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2002	5,240	(Yen)	4,089
Granted	—		—
Exercised	50		2,590
Expired	637		7,850
Cancelled	—		—

Outstanding at December 31, 2003	4,553		3,579
Granted	—		—
Exercised	2,018		2,770
Expired	1,798		4,540
Cancelled	—		—

Outstanding at December 31, 2004	737		3,450
Granted	—		—
Exercised	161		3,450
Expired	—		—
Cancelled	—		—

Outstanding at December 31, 2005	576	(Yen)	3,450

Exercisable Stock warrants at December 31, 2005	576	(Yen)	3,450

	Options Outstanding				Options Exercisable
Exercise Prices	Thousands of shares outstanding at year ended December 31, 2005	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price		Thousands of shares outstanding at year ended December 31, 2005	Weighed-Average Exercise Price
(Yen)3,450 to (Yen)3,450	576	0.28 years	(Yen)	3,450	576	(Yen)	3,450

The grants of April 18, 2002 did not result in deferred compensation.

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

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted at the meeting of the board of directors on July 14, 2005 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,457,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on July 22, 2005. The options granted are exercisable from July 22, 2006 through July 21, 2010.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted at the meeting of the board of directors on December 6, 2005 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on December 14, 2005. The options granted are exercisable from December 14, 2006 through December 13, 2010.

Option activity under this plan was as follows:

	Thousands of shares represented by options	Weighted-Average Exercise Price
Outstanding at December 31, 2002	—	(Yen)	—
Granted	6,000		2,232
Exercised	67		2,230
Expired	—		—
Cancelled	—		—

Outstanding at December 31, 2003	5,933		2,232
Granted	5,000		4,622
Exercised	1,390		2,205
Expired	—		—
Cancelled	506		2,113

Outstanding at December 31, 2004	9,037		3,565
Granted	5,958		3,886
Exercised	796		2,271
Expired	—		—
Cancelled	1,289		3,131

Outstanding at December 31, 2005	12,910	(Yen)	3,836

Exercisable Stock acquisition rights at December 31, 2005	3,128	(Yen)	3,604

	Options Outstanding				Options Exercisable
Exercise Prices	Thousands of shares outstanding at year ended December 31, 2005	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price		Thousands of shares outstanding at year ended December 31, 2005	Weighed-Average Exercise Price
(Yen)1,955 to (Yen)3,200	2,482	2.44 years	(Yen)	2,261	1,413	(Yen)	2,324
(Yen)3,200 to (Yen)5,090	10,428	4.21		4,211	1,715		4,658

(Yen)1,955 to (Yen)5,090	12,910	3.87		3,836	3,128		3,604

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen)2,230 issued on February 12, 2003 , (Yen)1,955 issued on May 28, 2003, (Yen) 2,695 issued on November 14, 2003, (Yen)4,310 issued on April 28,2004, (Yen)5,090 issued on October 28,2004, (Yen)3,840 issued on July 22,2005 and (Yen)3,950 issued on December 14,2005 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

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

Additionally, the parent company has been a member of Kanto IT Software welfare pension plan, which is categorized as a multi-employer pension plan. Total pension expense for multi-employer pension plan was (Yen) 84,824 thousand in 2003, (Yen) 83,833 thousand in 2004 and (Yen) 116,081 thousand ($984 thousand) in 2005, respectively.

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

Effective from July 2005, Taiwan subsidiaries had a defined contribution pension plan called Labor Pension Act (LPA). Some employees who had joined a defined benefit pension plan transferred to the new plan. New employees who joined the Taiwan subsidiary after July 2005 can choose the new pension plan only.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Total pension expense for the defined contribution pension plan in Taiwan and U.S. was (Yen) 43,679 thousand in 2003, (Yen) 46,837 thousand in 2004 and (Yen) 129,644 thousand ($1,099 thousand) in 2005, respectively.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	December 31,				December 31,
	2004		2005		2005
	Thousands of yen				Thousands of U.S. dollars
Change in benefit obligation:
Benefit obligation at beginning of year	(Yen)	437,883	(Yen)	467,571	$3,962
Service cost		143,711		128,935	1,093
Interest cost		6,383		6,731	57
Actuarial (gain)/loss		(73,381)		(7,486)	(63)
Benefits paid		(47,025)		(28,174)	(239)

Projected benefit obligation at end of year		467,571		567,577	4,810

Unrecognized net actuarial gain/(loss)		30,498		37,984	322
Unrecognized net transition obligation		—		—	—

Accrued benefit cost	(Yen)	498,069	(Yen)	605,561	$5,132

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)	131,173	(Yen)	143,711	(Yen)	128,935	$1,093
Interest cost		4,997		6,383		6,731	57
Amortization of unrecognized transition obligation		1,112		311		—	—
Recognized actuarial loss		2,323		—		—	—

Net periodic pension cost	(Yen)	139,605	(Yen)	150,405	(Yen)	135,666	$1,150

	Years ended December 31,
	2004		2005		2005
	Thousands of yen				Thousands of U.S. dollars
Accumulated benefit obligation	(Yen)	309,559	(Yen)	404,187	$3,425

	December 31,
	2004	2005
Assumptions used to determine benefit obligations at December 31:
Discount rate	1.50%	1.00%
Rate of compensation increase	5.50%	4.32%

	December 31,
	2003	2004	2005
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	2.00%	1.50%	1.50%
Rate of compensation increase	5.50%	5.50%	5.50%

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

	Thousands of yen		Thousands of U.S. dollars
Estimated Future Benefit Payments Year ending December 31:
2006	(Yen)	40,455	$343
2007		47,944	406
2008		58,950	500
2009		70,984	602
2010		71,777	608
2011-2015		474,757	4,023

The measurement date used to determine above plans are November 30, 2004 and November 30, 2005, respectively.

Information regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	December 31,				December 31,
	2004		2005		2005
	Thousands of yen				Thousands of U.S. dollars
Change in benefit obligation:
Benefit obligation at beginning of year	(Yen)	296,439	(Yen)	442,716	$3,752
Service cost		78,024		56,546	479
Interest cost		9,220		16,135	137
Actuarial (gain)/loss		56,903		128,070	1,085
Benefits paid		(2,516)		—	—
Foreign currency exchange impact		4,646		48,542	411

Projected benefit obligation at end of year		442,716		692,009	5,864

Change in plan assets:
Fair value of plan assets at beginning of year		(95,322)		(124,552)	(1,056)
Actual return on plan assets		(1,305)		(2,231)	(19)
Employer contribution		(28,637)		(28,464)	(241)
Benefits paid		2,516		—	—
Foreign currency exchange impact		(1,804)		(13,111)	(111)

Fair value of plan assets at end of year		(124,552)		(168,358)	(1,427)

Funded status		318,164		523,651	4,437
Unrecognized prior service cost		(49,923)		(31,059)	(263)
Unrecognized net actuarial loss		(110,269)		(249,439)	(2,114)

Accrued benefit cost	(Yen)	157,972	(Yen)	243,153	$2,060

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)	51,978	(Yen)	78,024	(Yen)	56,546	$479
Interest cost		8,954		9,220		16,135	137
Expected return on plan assets		(3,450)		(3,614)		(4,943)	(42)
Amortization of prior service cost		1,072		2,444		2,953	25
Recognized actuarial loss		2,425		1,004		3,341	28
Amendments		—		—		20,220	171

Net periodic pension cost	(Yen)	60,979	(Yen)	87,078	(Yen)	94,252	$798

	Years ended December 31,
	2004		2005		2005
	Thousands of yen				Thousands of U.S. dollars
Accumulated benefit obligation	(Yen)	209,810	(Yen)	324,192	$2,747

	December 31,
	2004	2005
Assumptions used to determine benefit obligations at December 31:
Discount rate	3.25%	2.50%
Rate of compensation increase	4.00%	4.00%

	December 31,
	2003	2004	2005
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	4.00%	3.25%	3.25%
Expected return on plan assets	4.00%	3.25%	3.25%
Rate of compensation increase	4.50%	3.75%	4.00%

The measurement date used to determine above plans are December 31, 2004 and December 31, 2005, respectively.

Asset Allocation

December 31,
2005
Allocation(%)
Type of investment
Cash	49.32
Government Loan	5.80
Equity	20.05
Notes	13.90
Bonds	10.93

Total	100.00

The Company has no control over the investment, since a government appointed manager and custodian manages them. Expected return on assets of 3.25% used to determine net periodic benefit cost for years ended December 31, 2005 was determined based on the information provided by the above-mentioned government appointed manager and custodian. Historical returns are taken into consideration.

The Company expects to contribute (Yen) 29,531 thousand ($250 thousand) to its pension plan in 2006.

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

	Thousands of yen		Thousands of U.S. dollars
Estimated Future Benefit Payments Year ending December 31:
2006	(Yen)	275	$2
2007		293	2
2008		314	3
2009		339	3
2010		368	3
2011-2015		21,609	183

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or corporate auditor with shareholder approval, if the Company’s management proposes such payments based on a resolution of the Board of Directors. The Company does have an internal rule to determine the amounts of severance payments to corporate auditors, and in accordance with this rule, retirement benefits for corporate auditors are provided at an estimate of the amount to be paid if all eligible corporate auditors resigned at the balance sheet date.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

16. Income taxes

Income before income taxes and provision for income taxes comprise the following:

	Years ended December 31,						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Income before income taxes:
Domestic	(Yen)	9,328,185	(Yen)	14,190,169	(Yen)	16,562,581	$140,361
Foreign subsidiaries		6,000,802		12,134,817		12,545,719	106,320

	(Yen)	15,328,987	(Yen)	26,324,986	(Yen)	29,108,300	$246,681

Income taxes, current:
Domestic	(Yen)	6,531,627	(Yen)	9,814,296	(Yen)	8,626,580	$73,107
Foreign subsidiaries		905,949		2,079,363		3,236,547	27,428

	(Yen)	7,437,576	(Yen)	11,893,659	(Yen)	11,863,127	$100,535

Income taxes, deferred:
Domestic	(Yen)	(1,260,644)	(Yen)	(1,548,781)	(Yen)	(336,252)	$(2,849)
Foreign subsidiaries		(74,354)		158,394		(1,022,316)	(8,664)

	(Yen)	(1,334,998)	(Yen)	(1,390,387)	(Yen)	(1,358,568)	$(11,513)

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Years ended December 31,
	2003	2004	2005
Statutory tax rate:	42.1%	42.1%	41.0%
Increase (reduction) in rate resulting from—
Different tax rates applied to foreign subsidiaries	(1.3)	(2.0)	(2.0)
Effect of change in statutory tax rate	0.3	0.8	—
State income taxes, net of federal tax	0.4	0.3	(0.5)
Permanent difference	1.5	0.6	1.2
Tax credit relating to Tax law applied to Parent company	(1.3)	(1.2)	(1.7)
Tax credit relating to Tax law applied to foreign subsidiaries	(1.1)	(1.1)	(2.0)
Other	(0.8)	0.4	0.1
Effective income tax rate	39.8%	39.9%	36.1%

On March 31, 2003, in Japan, the Law to Partially Revise the Local Tax Law was promulgated, which introduced the pro forma standard taxation system on April 1, 2004. As a result of the change in tax laws, a new statutory income tax rate was reduced to 41.0%. For the parent company, this new statutory rate is effective from the fiscal year ending December 31, 2005. The Company recalculated deferred tax assets and liabilities for temporary differences scheduled to be realized after January 1st, 2005. Since in 2004 all of the current portions of deferred tax assets and liabilities had an expected realization after the effective date of this new statutory rate, this recalculation composed the majority of “Effect of change in statutory rate” above.

The significant components of deferred income tax assets and liabilities at December 31, 2004 and 2005 were as follows:

	December 31,				December 31,
	2004		2005		2004
	Thousands of yen				Thousands of U.S. dollars
Deferred tax assets:
Deferred revenue	(Yen)	5,637,865	(Yen)	6,741,968	$57,135
Allowance for doubtful accounts and sales returns		242,803		172,096	1,458
Accrued enterprise tax		579,418		262,614	2,226
Accrued liabilities		524,571		617,593	5,234
Tax loss carry forward		62,652		99,907	847
Amortization of intangibles		388,305		410,444	3,478
Impairment of securities investments		242,676		242,676	2,057
Allowance for retirement		234,829		297,361	2,520
Net unrealized gain on debt & equity securities		(209,556)		(472,295)	(4,003)
Other		398,637		409,183	3,468

Gross deferred tax assets		8,102,200		8,781,547	74,420
Less: Valuation allowance		(181,457)		(20,830)	(177)

	(Yen)	7,920,743	(Yen)	8,760,717	$74,243

Deferred tax assets are included in the consolidated balance sheets as follows:

	December 31,				December 31
	2004		2005		2004
	Thousands of yen				Thousands of U.S. dollars
Current assets—Deferred income taxes	(Yen)	6,224,972	(Yen)	6,727,229	$57,010
Investment and other assets—Deferred income taxes		1,695,771		2,033,488	17,233

Deferred tax assets	(Yen)	7,920,743	(Yen)	8,760,717	$74,243

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carry forwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended December 31, 2003, 2004 and 2005 were a decrease of (Yen) 31,237 thousand, an increase of (Yen) 22,615 thousand and a decrease of (Yen) 160,627 thousand ($1,361 thousand), respectively.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at December 31, 2005 amounted to approximately (Yen) 799,252 thousand ($6,773 thousand) and are available as an offset against future taxable income of the subsidiary. These carryforwards won’t expire based on the tax law of the subsidiary. Realization is dependent on this subsidiary generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less the valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carry forward period change.

At December 31, 2005, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling (Yen) 17,986,161 thousand ($152,425 thousand), as management of the Company intends to reinvest undistributed earnings of the Company’s foreign subsidiaries. The unrecognized deferred tax liabilities as of December 31, 2005 for such undistributed earnings amounted to (Yen) 1,664,793 thousand ($14,108 thousand).

17. Shareholders’ equity

Changes in the number of shares of common stock issued have resulted from the following:

	Years ended December 31,
	2003	2004	2005
Shares of common stock issued:
Balance at beginning of year	132,503,417	132,620,100	135,755,872
Exercise of stock purchase warrants and stock acquisition rights	116,683	3,135,772	847,853

Balance at end of year	132,620,100	135,755,872	136,603,725

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

Upon exercise of stock warrants and stock acquisition rights, 1,596,630 shares of common stock at an exercise price of (Yen)2,590 per share, 421,142 shares of common stock at an exercise price of (Yen)3,450 per share, 534,000 shares of common stock at an exercise price of (Yen)2,230 per share, 394,500 shares of common stock at an exercise price of (Yen)1,955 per share, and 189,500 shares of common stock at an exercise price of (Yen)2,695 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)4,030,783 thousand and (Yen)4,030,198 thousand, respectively, in the year ended December 31, 2004.

Upon exercise of stock warrants and stock acquisition rights, 161,353 shares of common stock at an exercise price of (Yen)3,450 per share, 219,500 shares of common stock at an exercise price of (Yen)2,230 per share, 256,000 shares of common stock at an exercise price of (Yen)1,955 per share, and 211,000 shares of common stock at an exercise price of (Yen)2,695 per share were issued and the common stock account and the additional paid-in capital account of the Company increased by (Yen)1,057,872 thousand ($8,965 thousand) and (Yen)1,057,405 thousand ($8,961 thousand), respectively, in the year ended December 31, 2005.

Under the Japanese Commercial Code, the amount available for dividends is based on retained earnings as recorded in the books of the Company prepared in accordance with Japanese Commercial Code requirements. However, certain adjustments, not recorded in the Company’s books, are reflected in the financial statements as described in Note 2.

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. Prior to the amendments to the Japanese Commercial Code in 2001, no further appropriation was required when the legal reserve equals 25% of the stated capital. However, as a result of the amendments effective from October 1, 2001, no further appropriation is required when the aggregated amount of the additional paid-in-capital and the legal reserve equals 25% of the stated capital. The amounts of statutory retained earnings of the parent company available for the payment of dividends to stockholders as of December 31, 2004 and 2005 were (Yen)21,800,332 thousand and (Yen)30,234,531 thousand ($256,225 thousand), respectively.

Cash dividends during the three years ended December 31, 2005 represent dividends paid out during the periods. The accompanying consolidated financial statements do not include any provision for the dividend of Yen) 56 per share, totaling (Yen) 7,509 million ($63,636 thousands) planned to be proposed in March 2006 in respect of the year ended December 31, 2005.

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

The Company repurchased 33,792 shares as treasury stock and issued 109,000 shares of treasury stock in case of exercising stock warrants in 2005.

The Japanese Commercial Code permits a Company to distribute profits by way of interim or year-end dividends under certain conditions.

Total accumulated other comprehensive income as of December 31, 2004 and 2005 was a net debit balances of (Yen)322,115 thousand and a net credit balance of (Yen)2,117,485 thousand ($17,945 thousand), respectively.

18. Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At December 31,2004 and 2005, there was substantially no long-term debt including the current portion.

19. Advertising costs

Advertising costs included in Operating expenses were (Yen) 2,511,704 thousand, (Yen) 3,452,434 thousand and (Yen) 4,777,936 thousand ($40,491 thousand) for the years ended December 31, 2003, 2004 and 2005, respectively.

20. Customer support costs

Customer support costs are primarily payroll, related expenses and outsourced customer service fees, which relate to activities such as maintenance of customer’s database, education promotions to customers, investigation for appropriate customer support methodologies, responses to customer’s questions and sales promotions to customers via telephone. Customer support costs in cost of sales were (Yen) 4,830,660 thousand, (Yen) 5,723,426 thousand and (Yen) 6,857,901 thousand ($58,118 thousand) for the years ended December 31, 2003, 2004 and 2005, respectively.

21. Leases

Rental expenses under operating leases for the year ended December 31 2003, 2004 and 2005 were (Yen) 1,438,801 thousand, (Yen) 1,396,590 thousand, and (Yen) 1,371,135 thousand($11,620 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non- cancelable lease terms at December 31, 2005 are as follows:

	Thousands of yen		Thousands of U.S. dollars
Year ending December 31:
2006	(Yen)	1,049,277	$8,892
2007		390,200	3,307
2008		323,558	2,742
2009		64,946	551
2010		31,411	266

Total minimum future lease payments	(Yen)	1,859,392	$15,758

22. Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. Based on yearly experiences of payment, the Company has established no liabilities for specific liabilities as of December 31, 2004 and 2005.

Effect on Our Results of Operations from Distribution of a Defective Virus Pattern File in April 2005

On April 23 2005, the Company distributed a defective virus pattern file that resulted in damage to the computers of our customers who downloaded the file. As a result, we took steps to resolve our customers’ problems and ensure that a similar problem would not reoccur. We have incurred (Yen) 991 million ($8,398 thousand) related to this issue for the year ended December 31, 2005 as cost of sales and operating expenses. There is some possibility of incurring further cost, however Management expects additional cost will be insignificant.

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

	Year ended December 31						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Net sales to external customers:
Japan	(Yen)	20,052,478	(Yen)	25,443,297	(Yen)	29,416,077	$249,289
North America		9,633,103		11,891,452		15,416,991	130,652
Europe		12,138,158		16,417,611		18,379,304	155,757
Asia Pacific		4,809,092		6,304,675		7,909,753	67,032
Latin America		1,455,516		1,992,219		1,907,776	16,167
Corporate		—		—		—	—

Consolidated Total	(Yen)	48,088,347	(Yen)	62,049,254	(Yen)	73,029,901	$618,897

Operating income (loss)
Japan	(Yen)	12,740,687	(Yen)	16,599,993	(Yen)	18,636,462	$157,936
North America		6,067,435		7,543,325		10,483,801	88,846
Europe		5,606,304		9,732,567		10,330,980	87,551
Asia Pacific		857,604		1,678,826		2,836,044	24,034
Latin America		728,786		1,282,044		1,092,793	9,261
Corporate		(10,847,320)		(10,759,079)		(15,808,305)	(133,969)

Consolidated Total	(Yen)	15,153,496	(Yen)	26,077,676	(Yen)	27,571,775	$233,659

			December 31,				December 31,
			2004		2005		2005
			Thousands of yen				Thousands of U.S. dollars
Total assets
Japan			(Yen)	49,204,224	(Yen)	53,265,431	$451,402
North America				14,596,978		19,963,528	169,183
Europe				18,610,466		21,442,463	181,716
Asia Pacific				6,757,197		10,042,603	85,107
Latin America				2,433,549		4,094,305	34,697
Corporate				15,131,497		24,126,894	204,465

Consolidated Total			(Yen)	106,733,911	(Yen)	132,935,224	$1,126,570

	Year ended December 31						Year ended December 31,
	2003		2004		2005		2005
	Thousands of yen						Thousands of U.S. dollars
Sales by Product and Service
Server based	(Yen)	3,633,234	(Yen)	3,310,419	(Yen)	3,278,568	$27,784
Personal Computer		13,506,949		16,889,881		19,714,453	167,072
Internet based		10,751,958		16,647,154		18,373,789	155,710
All Suite products		9,914,290		18,596,603		24,484,969	207,500
PCS and Royalties		9,214,786		4,714,478		3,683,260	31,214
Other		1,067,130		1,890,719		3,494,862	29,617

Consolidated Total	(Yen)	48,088,347	(Yen)	62,049,254	(Yen)	73,029,901	$618,897

Significant customer

SOFTBANK COMMERCE whose name changed into SOFTBANK BB in January 2003, an indirect wholly-owned subsidiary of SOFTBANK accounted for more than 10% of net sales to external customers for the years ended December 31, 2003, 2004 and 2005. Net sales to SOFTBANK and its affiliates for the years ended December 31, 2003, 2004 and 2005 were (Yen) 9,204,071 thousand, (Yen) 10,396,225 thousand and (Yen) 10,604,947 thousand ($89,872 thousand), respectively.

24. Subsequent events

On January 27th 2006, a settlement agreement for a suit of infringement of a patent was concluded. Based on a principal term of the agreement, the company will receive USD 15,000 thousands (equivalent of (Yen) 1,766,250 thousands).

On March 28, 2006, Trend Micro adopted at the seventeenth ordinary general meeting of shareholders the following resolutions regarding Stock acquisition rights set forth in Article 280-20 and Article 280-21 of the Japanese Commercial Code to be issued in order to introduce the stock option plan.

Number of Stock acquisition rights:

The total number of Stock acquisition rights shall be limited to a maximum of 6,000. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights:

Common shares of the Company

Issue price:

(Yen)0

Exercise period of Stock acquisition rights:

The exercise period of the Stock acquisition rights shall be from April 1, 2007 to March 31, 2012.

The person to be granted:

The directors, employees and staff seconded to, of the Company and its affiliates

SCHEDULE II

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period		Additions charged to operating expenses		Deductions (Note 1)		Other (Note 2)		Balance at end of period
	Thousands of yen

Year ended December 31, 2003:
Allowance for doubtful accounts	(Yen)	599,808	(Yen)	278,150	(Yen)	(301,299)	(Yen)	654	(Yen)	577,313

Year ended December 31, 2004:
Allowance for doubtful accounts	(Yen)	577,313	(Yen)	8,138	(Yen)	(309,465)	(Yen)	16,829	(Yen)	292,815

Year ended December 31, 2005:
Allowance for doubtful accounts	(Yen)	292,815	(Yen)	123,020	(Yen)	(154,918)	(Yen)	21,340	(Yen)	282,257

Notes:	1. Amounts written off.

2. Translation adjustment.

	Balance at beginning of period		Additions charged to sales		Deductions (Note 1)		Other (Note 2)		Balance at end of period
	Thousands of yen

Year ended December 31, 2003:
Allowance for sales returns	(Yen)	362,229	(Yen)	91,678	(Yen)	—	(Yen)	(7,486)	(Yen)	446,421

Year ended December 31, 2004:
Allowance for sales returns	(Yen)	446,421	(Yen)	132,528	(Yen)	—	(Yen)	(6,826)	(Yen)	572,123

Year ended December 31, 2005:
Allowance for sales returns	(Yen)	572,123	(Yen)	89,062	(Yen)	(254,005)	(Yen)	15,273	(Yen)	422,453

Notes:	1. Amounts of actual sales returns.

2. Translation adjustment.

	Balance at beginning of period		Additions		Deductions		Other		Balance at end of period
	Thousands of yen

Year ended December 31, 2003:

Valuation allowance —Deferred tax assets	(Yen)	190,079	(Yen)	29,009	(Yen)	(60,246)	(Yen)	—	(Yen)	158,842

Year ended December 31, 2004:

Valuation allowance —Deferred tax assets	(Yen)	158,842	(Yen)	97,019	(Yen)	(74,404)	(Yen)	—	(Yen)	181,457

Year ended December 31, 2005:

Valuation allowance —Deferred tax assets	(Yen)	181,457	(Yen)	—	(Yen)	(160,627)	(Yen)	—	(Yen)	20,830

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

By:	Mahendra Negi
Name:	Representative Director
Title:	Chief Operating Officer, Chief Financial Officer and Executive Vice President
Date: June 30, 2006

1

INDEX OF EXHIBITS

Exhibit Number		Document

1.1		Articles of Incorporation of Trend Micro (English translation)

1.2		Share Handling Regulations of Trend Micro, as amended (English translation)

1.3		Regulations of the Board of Directors of Trend Micro, as amended (English translation)

1.4		Regulations of the Board of Corporate Auditors of Trend Micro, as amended (English translation)

2.1	***	Specimen Common Stock Certificates

2.2	****	Form of Deposit Agreement among Trend Micro, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1	*****+	Basic Agreement on Continual Sale and Purchase of Goods dated October 1, 1999, between Trend Micro Incorporated and SOFTBANK BB (formerly known as SOFTBANK COMMERCE CORP.), and related agreements

4.2	*	Limited Liability Agreement dated April 21, 2005, between Trend Micro Incorporated and Hirotaka Takeuchi

8.1		List of subsidiaries of Trend Micro

11.1	**	Code of Conduct

12.1		Certification of the principal executive officer of Trend Micro required by Rule 13a-14(a)

12.2		Certification of the principal financial officer of Trend Micro required by Rule 13a-14(a)

13.1		Certification of the chief executive officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2		Certification of the chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1		Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-10486) filed on June 30, 2005.
**	Incorporated by reference to the corresponding exhibit to our annual report of Form 20-F (File No. 333-10486) filed on June 1, 2004.
***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 333-10486) filed on June 29, 2001.
****	Incorporated by reference to the corresponding exhibit to our Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-10492) filed on June 22, 2001.
*****	Incorporated by reference to the corresponding exhibit to our Amendment No. 2 to the Form F-1 Registration Statement (File No. 333-10568) filed on May 22, 2000.
+	Confidential treatment granted for a portion of these documents.